

03024695

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayerische Hypo- und Vereinsbank Aktiengesellschaft

*CURRENT ADDRESS D-80311 Munich

**FORMER NAME Bayerische Hypotheken und Wechsel Bank AG

**NEW ADDRESS

FILE NO. 82- 3777 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A	(PROXY)	☐		

OICF/BY: BBS

DATE : 7/21/03



Interim Report at March 31, 2003

HVB Group

CONTENTS

Key Indicators (in %)	1/1–3/31/2003	2002
Return on equity after taxes		
(excl. amortization of goodwill)	(0.5)	(2.3)
Return on equity after taxes	(1.7)	(4.4)
Cost-income ratio (based on operating revenues)	66.0	69.1
Ratio of net commission income to operating revenues	26.2	26.2
Earnings	1/1–3/31/2003	1/1–3/31/2002
Operating profit (€ millions)	111	(92)
Profit (€ millions)	(77)	[illegible]9
Earnings per share		
(excl. amortization of goodwill, €)	(0.04)	0.12
Earnings per share (€)	(0.14)	0.02
Balance sheet figures (€ billions)	3/31/2003	12/31/2002
Total assets	679.8	691.2
Total lending volume	479.0	487.9
Shareholders' equity	11.9	14.2
Key capital ratios compliant with BIS[1]	3/31/2003	12/31/2002
Core capital (€ billions)	18.8	19.1
Equity funds (€ billions)	32.9	33.4
Risk assets (€ billions)	331.8	340.6
Core capital ratio (in %)	5.7	5.6
Equity funds ratio (in %)	9.1	9.1
Share information	1/1–3/31/2003	2002
Share price: Reporting date (€)	6.88	15.22
High (€)	16.45	42.55
Low (€)	6.88	11.75
Market capitalization (€ billions)	3.7	8.2
	3/31/2003	12/31/2002
Employees	66,636	65,926
Branch offices	2,224	2,104

[1] 2002 as per approved financial statements.

GENERAL ECONOMIC AND INDUSTRY TRENDS

MACROECONOMIC TRENDS

In the first quarter of 2003, the global economic picture has been overshadowed by geopolitical risks, higher oil prices, and further falls in stock prices. Growth remained anemic in both the United States and Europe. In Germany, the situation was further influenced by the fact that no real progress has yet been made on the imminent economic reforms aimed at boosting the country's competitiveness, which has further dampened business climate (for more on the macroeconomic situation, please refer to the section entitled "General Economic Climate" on page 43 of the Annual Review in our 2002 Annual Report).[1]

In Central and Eastern Europe, a region which is constantly gaining in significance for HVB Group, the EU accession treaties signed by eight countries from this region represented an extremely positive signal emanating from the European Union summit in Athens. The referendum already held in Hungary approving the move to join the EU

[1] Please refer to the Financial Calendar in the present Interim Report for ordering information; see www.hvbgroup.com/reports for an interactive version of the report.

can similarly be interpreted as an unreservedly positive sign. These advances have reinforced the planning principles of international investors. The outcome is renewed impetus in the process of convergence and catching up, the results of which will be largely visible as and when the global economy starts to pick up once more.

INDUSTRY TRENDS

The persistently bleak economic outlook, including the persistently disastrous situation on the labor market in Germany, has had a negative effect on the financial services industry. At the same time, new orders received by German industry have risen appreciably, and industrial production has also increased significantly over the fourth quarter of 2002. All in all, though, the general conditions remained very difficult for banks.

The capital market emerged from the trough it reached in terms of both stocks and bonds at the start of the war in Iraq when the conflict finished. The price of oil has eased considerably, from which point equities have experienced a strong recovery, especially in Germany. Furthermore, a significant narrowing of interest spreads has been noted on the debt markets, with German financial stocks benefiting more than most.

Again this year, the poor economic conditions that persisted during the first quarter will exert pressure on the earnings generated by European financial institutions in general, and German financial institutions in particular. Consequently, the sector will be dominated by efforts to permanently ameliorate the cost base. Above-average provisioning rates can be expected to prevail once more on the risk side, although the levels of new additions seen last year should not be reached.

Developments on the stockmarkets were driven above all by uncertainties surrounding the war in Iraq in the first few months of the current year. In places, this resulted in irrational downward corrections. The HVB share was further affected by speculation about possible capital measures and the tumbling prices of shares in our insurance holdings, which had reached historic lows by the end of the first quarter.

The HVB share has, however, been able to pick up again rapidly in the meantime. The objectives of the 2003 transformation process are increasingly being considered realistic by international investors. Both the planned spin-off of the commercial real estate finance business and the placement of a minority stake of a maximum of 25% in Bank Austria Creditanstalt are being welcomed as the right steps. Our share was able to rise some 70% in April 2003.

The twin goals of our 2003 transformation program are to boost our core capital ratio toward 7% and achieve a sustained improvement in operating revenues in our core business by the end of this year. We described this program at length in the 2002 Annual Report (please refer to the section entitled »Transforming HVB Group« on pages 37–41 in the Annual Review).

In order to optimize our risk profile, we intend to reduce risk assets by approximately €100 billion during the course of this year. To achieve this, we are planning to spin off our commercial real estate finance business with risk assets of €57 billion in the fourth quarter to an independent corporate group known as the Hypo Real Estate Group. An additional amount in excess of €40 billion relates to a package of measures that includes disposals of holdings, portfolio sales, and securitization measures.

The IPO of Bank Austria Creditanstalt will mark a further significant milestone in the transformation program. With this efficient means of boosting the capital base of the corporate group, we are avoiding strong dilution effects in the interests of our shareholders. At the same time, we are crystallizing the value of Bank Austria Creditanstalt and providing an opportunity to make an attractive investment in the market leader in the fast-growing markets of Central and Eastern Europe. HVB Group will retain a holding of at least 75% in Bank Austria Creditanstalt, which continues to be an integral part of our corporate group.

OVERVIEW

We have reason to be satisfied with the overall course of business in the first quarter of the year. In the Outlook part of the Financial Review (starting on page 8 in the Financial Section of the 2002 Annual Report) we had stated a target corridor for 2003 that we are aiming for with the new HVB Group, meaning proforma following the spin-off of the Hypo Real Estate Group. We hit this target corridor on a prorated basis in the first quarter. Despite persistently difficult markets, we are within the bandwidth we stated for operating revenues. The reduction in general administrative expenses will be reinforced by the expanded capacity-adjustment program, and monitored by strict cost controlling. In this way we have adjusted general administrative expenses to match the development of operating revenues. Consequently, the cost-income ratio of HVB Group new has improved appreciably compared with last year, from 72% to 69%. Thus it lies within the envisaged target corridor.

HVB Group new	2003 e	¼ of 2003 e	1/1–3/31/2003
Total operating revenues, € millions	9,500–9,900	2,375–2,475	2,364
General administrative expenses, € millions	6,500–6,700	1,625–1,675	1,630
Cost-income ratio, in %	66–70	66–70	69

OPERATING REVENUES

The following information regarding the earnings and balance sheet trends relates to HVB Group as a whole, including the Hypo Real Estate Group (Hypo Group). Although the total operating revenues of €2,564 million reported by HVB Group remained 7.8% below the figure at this point last year, the total does exceed the average quarterly figure in 2002.

Within the overall picture, net interest income has fallen back 8.4%, to €1,620 million, compared with last year. The main reasons for this were: declines in volumes caused by the reduction in risk assets in line with our transformation program; the effects of a stronger euro, especially in relation to the dollar and a number of CEE currencies; and initial consolidation and deconsolidation of several Group companies. At 1.08%, the interest margin calculated on the basis of the average volume of business remained stable compared with the first quarter of last year (1.07%). A detailed breakdown of interest income and interest expenses is shown in the notes.

The weak state of the international capital markets further depressed earnings from securities and custodial operations. Furthermore, fee and commission income from lending operations declined, due among other factors to lower guarantee commissions coupled with declining commitments under guarantee agreements. Consequently, net commission income at €673 million is 6.7% below the prior year level. The ratio of net commission income to total operating revenues remained unchanged at 26.2%.

With trading profit amounting to €241 million in the first quarter, we were able to practically equal both the high prior year total and our prorated income target despite the weakness of the capital markets.

GENERAL ADMINISTRATIVE EXPENSES

After slashing expenses by more than 8% already last year, we are committed to cutting our costs even further in 2003. With this goal in mind, we have expanded our capacity-adjustment program and brought forward its conclusion to the end of 2003.

We succeeded in reducing general administrative expenses sharply, down 12.2% year-on-year to €1,691 million. We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; we have improved this figure to 66.0% from 69.1% last year.

LOAN-LOSS PROVISIONS

In contrast to last year, we were spared any unpleasant surprises in terms of loan-loss provisions in the first quarter of 2003. For HVB Group before the spin-off of the Hypo Real Estate Group, we expect to record total provisions for losses on loans and advances amounting to €3,046 million in 2003, or €762 million on a prorated basis for the first three months. This represents a decline of 19.7% compared with the prorated prior year amount. The loan-loss provisions of HVB Group also include the expense for the risk guarantee issued to Hypo Group for this year, which will total no more than €460 million. The extent to which this guarantee will be required, which will entail charges for HVB Group new and corresponding relief for Hypo Real Estate Group, depends on how business progresses.

NET INCOME BEFORE TAXES

Net income from investments was boosted by non-recurring effects last year, whereas we generated no significant gains on disposal in the first quarter of 2003. In contrast to the treatment under U.S. GAAP, scheduled amortization is taken on goodwill in our financial statements prepared in accordance with IFRS. The related charges totaled €54 million in the first quarter of this year. At €24 million, net income before taxes is positive again after two loss-making quarters last year.

SEGMENT REPORTING

HVB Group new contributed income of €71 million to net income before taxes and the Hypo Real Estate Group to be spun off losses of €45 million. Within HVB Group new, the segments recorded the following contributions to net income before taxes:

Germany	losses of	€ 39 million
Austria/CEE		€ 88 million
Corporates & Markets		€166 million
Real Estate Workout	losses of	€ 31 million.

In the Germany segment, operating revenues rose a modest 2% mostly on the back of an increase in net commission income. Coupled with further cost reductions, the segment thus managed to considerably enhance its cost-income ratio, from 78.3% to 71.1%. Furthermore, the sharp reduction in loan-loss provisions recorded in particular by the divisions covering retail customers, and corporate customers and professionals led to a steep decline in the loss contributed to net income on the operational side of the business.

Our new business model for retail and corporate customers has established a strong foothold in the market. Securities operations developed positively on the retail side. Consumer finance is one of our most successful services: the volume of new business involving our "HVB Sofortkredit" product doubled compared with last year. Private construction finance also increased almost 50%. In our operations involving corporate customers and professionals, on the other hand, we continued to apply a selective approach when extending loans; our risk-adjusted pricing is meeting with increasing acceptance on the market. The targeted range of offerings provided by our Asset Management and Private Banking units has been expanded. We have performed well in placing our asset management products on the market, recording notable success with the Activest Lux Global Protect fund. More information about products and services can be obtained from the section entitled »Germany Business Segment« on pages 51–59 in the Annual Review part of the 2002 Annual Report.

The Austria segment continued to develop strongly, reflected in an 11.4% rise in net income before taxes to €88 million. Stable operating revenues teamed up with a minor reduction in loan-loss provisions and general administrative expenses to boost the operating result to 8.2%.

In Austria, we were able to leverage our role as undisputed market leader to effectively place our products and services. It proved possible to partially compensate for the ongoing pressure on margins on the retail side by means of acquisition successes above all in consumer and construction loans. Our integrated sales structure, including the mobile sales channel, once again demonstrated its effectiveness in this regard. New business also picked up in operations involving corporate customers. Acting as co-lead manager in conjunction with the Corporates & Markets segment, we placed the first bond issued by Austrian Federal Railways (ÖBB), tailored primarily to Austrian investors; the issue volume of €200 million was oversubscribed several times.

We have similarly succeeded in reinforcing our leadership role in Central and Eastern Europe. On March 10, we officially opened a representative office in Skopje (Macedonia), thus taking the number of countries served by the segment to eleven in Central and Eastern Europe alongside Austria. We are among the largest arrangers of syndicated loans in this region, and acted as mandated lead arranger for structured lending transactions in Hungary and Croatia with a total credit volume of more than €450 million. More information about products and services can be obtained from the section entitled "Austria & Central and Eastern Europe Business Segment" on pages 60–66 in the Annual Review part of the 2002 Annual Report.

Including the net income from Corporates & Markets and the Other/consolidation segment together with the Group-specific items such as amortization and funding expense of goodwill, the Bank Austria Group overall contributed €97 million to the net income before taxes reported by HVB Group new. The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by the Bank Austria Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. The primary net income before taxes reported by the Bank Austria Group of €153 million is published separately by Bank Austria Creditanstalt.

The Corporates & Markets segment generated the largest contribution to net income within the new HVB Group, at €166 million. The material decline in general administrative expenses allied with stable operating revenues helped to sharply improve the cost-income ratio, from 52.2% to 48.8%. Trading profit improved at a satisfactory rate, rising a further 6.3% over the already high prorated figure for this point last year. The sharp reduction in loan-loss provisions in particular helped operating result to almost triple compared with the prorated prior year total. With several non-recurring charges from the prior year no longer being applicable, we achieved a turnaround in net income before taxes compared with the prorated amount for the first quarter of last year. We recorded a strong performance in several divisions within this segment, despite the persistently unhelpful economic environment and the weakness of the capital markets. The Acquisition and Leveraged Finance unit was able to significantly increase the portfolio yield over the equivalent quarter last year.

In terms of corporate bond issues, the first quarter of 2003 was the most successful period since our Credit Capital Markets unit was created. Among others, we issued bonds for such prestigious clients as VW, RWE, ENBW, and BMW. We also made tremendous progress in the syndication of loans; the transactions we accompanied as mandated lead arranger included bonds issued by Gazprom and Bonny Gas, each with a total volume of around $450 million. In the securitization business, we executed a transaction with a total volume of €4.8 billion, thus cutting some €1.8 billion from our weighted risk assets. The main focus in our index products was on certificates on the EuroStoxx 50℠. Our INDEXCHANGE subsidiary continued to expand the range of exchange-traded funds it offers, and listed the first bond exchange-traded fund in the world to track an index in full. More information about products and services can be obtained from the section entitled "Corporates & Markets Business Segment" on pages 67–73 in the Annual Review part of the 2002 Annual Report.

As last year, the results of the Real Estate Workout segment are depressed notably by losses assumed.

TOTAL ASSETS AND LENDING VOLUME

The total assets of HVB Group amounted to €679.8 billion at March 31, 2003, down 1.6% on the year-end total. The decline results primarily from lower loans and advances to customers, and investments. The lending volume decreased by €8.9 billion to €479.0 billion, with both placements with, and loans and advances to, customers and other banks, and contingent liabilities falling.

RISK ASSETS AND KEY CAPITAL RATIOS

In order to bolster the core capital ratio in the corporate group, we aim in particular to reduce risk assets by around €100 billion by the end of the year. More than half of this total will be realized by spinning off the Hypo Real Estate Group and the rest by securitizing risks, paring back lending operations in the Americas and Asia, selling portfolios, and disposing of holdings that do not generate any strategic or operational value. In the first quarter, we reduced risk assets by €8.8 billion to €331.8 billion, without concluding any new securitization transactions. We are, however, preparing to do so over the next few months, in moves aimed at accelerating the reduction in risk assets. The core capital ratio has improved slightly compared with year-end 2002, from 5.6% to 5.7%, while the equity funds ratio remained unchanged at 9.1%. The measures we have initiated to reduce risk assets and bolster the capital base are geared to boosting our credit standing on the international capital markets and hence to enhancing the funding options at our disposal.

IFRS PRINCIPLES

The present interim report has been prepared in accordance with IAS 34. We have applied the same accounting and valuation policies as in the consolidated financial statements for 2002 (explained in detail starting on page 47 in the Financial Section of the 2002 Annual Report). Segment reporting is based on the same segment structure as in the consolidated financial statements for 2002.

As in the consolidated financial statements for 2002, we have reported the new Hypo Real Estate Group in the notes as a so-called discontinuing operation, showing it as a separate segment in segment reporting.

SPIN-OFF OF THE HYPO REAL ESTATE GROUP

We are making good progress with the project aimed at pooling our commercial real estate finance business in the new Hypo Real Estate Group and subsequently spinning this off from HVB Group.

The statutory prerequisites for the spin-off were completed on schedule with the preparation of the Spin-off Plan, the Spin-off Report and the Spin-off Audit Report in March, meaning that the Annual General Meeting of Shareholders of HVB AG can decide on this key part of the transformation program when it convenes on May 14, 2003.

In the meantime, we have increased our holding in Württembergische Hypothekenbank AG by 7.3% to 83%. Alongside Hypo Real Estate Bank International and Hypo Real Estate Bank Germany, Württembergische Hypothekenbank AG will be one of the three banking units operating under the listed financial holding at the head of the new corporate group.

In March 2003, HVB AG contributed its holding of 96.9% in HVB Real Estate Bank AG to DIA Vermögensverwaltungs-GmbH. In the meantime, DIA Vermögensverwaltungs-GmbH has submitted an application to initiate a procedure pursuant to Section 327a ff. of the German Stock Corporation Act (so-called squeeze-out procedure). The Annual

General Meeting of Shareholders of HVB Real Estate Bank AG will decide on this procedure on May 26, 2003. Once this is completed, DIA Vermögensverwaltungs-GmbH will hold 100% of HVB Real Estate Bank AG.

The details of the guarantee already mentioned in the 2002 Financial Review (on page 8 of the Financial Section in the 2002 Annual Report) have now been arranged. Under this scheme, potential risks inherent in the existing portfolios of HVB Real Estate Bank AG and – to a lesser extent – of Westfälische Hypothekenbank AG are assumed by HVB AG up to a maximum amount of €590 million, of which the total in 2003 will not exceed €460 million. Within the framework of a debtor warrant, HVB AG participates in income generated HVB Real Estate Bank AG and also Westfälische Hypothekenbank AG in fiscal 2005 through 2009 by reversing specific provisions.

CAPACITY-ADJUSTMENT MEASURES

Our capacity-adjustment program originally called for 9,100 positions to be eliminated between 2001 and 2004. By year-end 2002, we had already shed almost 6,800 posts, or some 75% of the total. The persistently difficult business environment does, however, necessitate a further sharp reduction in our general administrative expenses. To achieve this will require an additional adjustment of personnel capacity going well beyond the original plans.

We have therefore decided to eliminate a further 2,000 or so positions in the corporate group, and to conclude the entire capacity-adjustment program by the end of 2003, earlier than originally scheduled. Hence we believe that by year-end, excluding the effects of initial consolidation, the workforce will total approximately 60,000 in the corporate group.

This program is backed by concrete measures, which will, however, not take full effect until the latter part of the year. In the first quarter, the number of employees fell by 1,260 to 64,666, excluding the 1,970 people working for the initially consolidated Biochim Bank. The number of offices declined by 39 in the first quarter, again excluding the 159 offices of the initially consolidated Biochim Bank.

CHANGES TO THE GROUP OF CONSOLIDATED COMPANIES

We added Bulgaria's Commercial Bank Biochim to the group of companies included in consolidation at the beginning of 2003. We hold 99.7% of this bank through Bank Austria Creditanstalt with a view to rapidly expanding our presence and our market share in Bulgaria. Brazil-based Bank BBA, which until now was included in the group of companies valued at equity, has been deconsolidated. Furthermore, it is important to remember when comparing period with period that the deconsolidated companies mentioned in the consolidated financial statements for 2002 (see page 47 and following of the Financial Section in the 2002 Annual Report) were still included in the first quarter of the prior year, and did not leave the group of consolidated companies until later in the year.

EVENTS AFTER MARCH 31, 2003

There were no events after March 31, 2003 that would have a major impact on the development of HVB Group.

GENERAL ECONOMIC AND INDUSTRY TRENDS

With the end of the war in Iraq and the related slide in oil prices, the prospects for global economic growth in the second quarter have improved somewhat. Sustained growth drivers, however, continue to be missing. This is the conclusion to be drawn from leading indicators like the consumer confidence index. Hence growth in 2003 as a whole should total only 1% in Germany, around 1¼% in the EMU, and less than 2% in the United States. Expansion seems to be picking up more pace in the countries of Central and Eastern Europe, especially Poland. In emerging Asia, on the other hand, economic growth will suffer a temporary setback from the dampening effects of the SARS epidemic. Please refer to the section entitled »Outlook« on pages 44 – 45 of our Annual Report for the longer term rates of expansion in the key growth regions for us.

The situation in the financial services industry will remain tight in 2003. On the one hand, we expect to see the number of corporate bankruptcies rise slightly again in Germany. At the same time, though, we are working on the assumption that the volumes involved will decline. Typically it is smaller companies that are affected at this stage of the cycle, as they suffer the knock-on effects from the bankruptcy of larger companies affected by the first wave of insolvencies. Our segments are subject to the underlying factors that we outlined on pages 55, 66, and 73 of the Annual Review in our Annual Report.

FUTURE EARNINGS TRENDS

We succeeded in meeting our earnings forecast in the first quarter, even though we received no tailwind from the capital markets, and also executed no special transactions aimed at enhancing results. This achievement gives us greater confidence to persist with the strategy we have chosen, and to implement our transformation program rapidly. Overall, the risks to the future development of HVB Group outlined in the Risk Report (on pages 10–36 in the Financial Section of our 2002 Annual Report) have not altered materially in the first quarter of this year. All in all, therefore, we are abiding by the projections that we described under the outlook in the 2002 Financial Review (starting on page 8 in the Financial Section of the 2002 Annual Report). In particular, this applies to the turnaround in the operational side of the business, which we were already able to achieve in the first quarter.

In the Germany segment, we aim to expand our advisory competence and extend sales activities, notably in fields such as private wealth management and retail customers (see also the outlook on page 59 of the Annual Review). In the Austria & Central and Eastern Europe segment, we are looking to further build on our leading market position (see also the outlook on page 66 of the Annual Review). The Corporates & Markets segment will continue to pursue the successful model of the integrated capital markets bank, seeking above all to enhance its role as arranger of structured finance solutions (see also the outlook on page 73 of our Annual Report).

HVB Group will implement further stages of its transformation program over the next few quarters. Attention will focus primarily on the IPO of Bank Austria Creditanstalt and the spin-off of the Hypo Real Estate Group. Furthermore, the disposal of holdings and a series of larger securitization transactions are slated to follow as the year wears on.

EARNINGS/EXPENSES

	Notes	1/1–3/31/ 2003 € millions	1/1–3/31/ 2002 € millions	Change € millions	Change in %
Interest and similar income		7,778	8,763	– 985	–11.2
Interest expense and similar charges		6,158	6,994	– 836	–12.0
Net interest income	3	1,620	1,769	– 149	– 8.4
Provisions for losses on loans and advances[1]	4	762	949	– 187	–19.7
Net interest income after provisions for losses on loans and advances		858	820	+ 38	+ 4.6
Fee and commission income		835	900	– 65	– 7.2
Fee and commission expenses		162	179	– 17	– 9.5
Net commission income	5	673	721	– 48	– 6.7
Gains less losses arising from trading securities (trading profit)	6	241	264	– 23	– 8.7
General administrative expenses	7	1,691	1,925	– 234	–12.2
Balance of other operating income and expenses	8	30	28	+ 2	+ 7.1
Operating profit (loss)		**111**	**(92)**	**+ 203**	
Net income from investments		(10)	185	– 195	
Amortization of goodwill		54	54	—	—
Balance of other income and expenses	9	(23)	(28)	+ 5	+ 17.9
Profit from ordinary activities/ Net income before taxes		**24**	**11**	**+ 13**	
Taxes on income[1]		77	9	+ 68	
Net income (loss)		**(53)**	**2**	**– 55**	
Minority interest in net income (loss)[1]		(24)	7	– 31	
Consolidated profit (loss)		**(77)**	**9**	**– 86**	

	Notes	1/1–3/31 2003 in €	1/1–3/31 2002 in €
Earnings per share (excl. amortization of goodwill)	10	(0.04)	0.12
Earnings per share	10	(0.14)	0.02

Since no conversion rights or option rights to approved capital existed at March 31, 2003, there is no calculation of diluted earnings per share.

[1] Due to the untypical course in the previous year, we have estimated provisions for losses on loans and advances on the pro-rata prior-year figure and thus also adjusted income taxes and minority interests accordingly.

ASSETS

	Notes	3/31/2003 € millions	12/31/2002 € millions	Change € millions	Change in %
Cash reserve		4,100	5,373	– 1,273	– 23.7
Assets held for trading purposes	11	87,527	85,252	+ 2,275	+ 2.7
Placements with, and loans and advances to, other banks	12	72,380	73,867	– 1,487	– 2.0
Loans and advances to customers	12	404,119	409,938	– 5,819	– 1.4
Write-downs on loans and advances	13	(14,251)	(13,716)	– 535	– 3.9
Investments	14	96,234	101,998	– 5.764	– 5.7
Property, plant and equipment		3,367	3,473	– 106	– 3.1
Intangible assets		3,762	3,816	– 54	– 1.4
Other assets		22,553	21,156	+ 1,397	+ 6.6
Total assets		**679,791**	**691,157**	**– 11,366**	**– 1.6**

LIABILITIES

	Notes	3/31/2003 € millions	12/31/2002 € millions	Change € millions	Change in %
Deposits from other banks	15	139,592	143,361	– 3,769	– 2.6
Amounts owed to other depositors	16	154,187	154,922	– 735	– 0.5
Promissory notes and other liabilities evidenced by paper	17	263,613	271,561	– 7,948	– 2.9
Liabilities held for trading purposes		56,104	51,479	+ 4,625	+ 9.0
Provisions	18	11,574	10,931	+ 643	+ 5.9
Other liabilities		20,565	21,549	– 984	– 4.6
Subordinated capital	19	21,458	22,311	– 853	– 3.8
Minority interest		750	813	– 63	– 7.7
Shareholders' equity		11,948	14,230	– 2,282	– 16.0
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		13,112	13,112	—	—
Retained earnings		2,992	2,882	+ 110	+ 3.8
Change in valuation of financial instruments		(5,688)	(3,373)	– 2,315	– 68.6
AfS reserve		(3,406)	(1,319)	– 2,087	
Hedge reserve		(2,282)	(2,054)	– 228	– 11.1
Consolidated profit 2002		—	—	—	—
Profit 1/1 – 3/31/2003		(77)	—	– 77	
Total shareholders' equity and liabilities		**679,791**	**691,157**	**– 11,366**	**– 1.6**

IN SHAREHOLDERS' EQUITY

€ millions	2003	2002
Shareholders' equity at January 1	**14,230**	**25,110**
Changes from 1/1–3/31		
Subscribed capital	—	—
Additional paid-in capital		
Capital increases	—	—
Change in holdings of, and net income from, treasury stock	—	(8)
Retained earnings		
Change in group of consolidated companies and changes in foreign exchange rates	110	(154)
Change in valuation of financial instruments	(2,315)	(538)
Consolidated profit 2002 (Dividend payment of HVB AG)[1]	—	—
Profit 1/1–3/31	(77)	9
Shareholders' equity at March 31	**11,948**	**24,419**

[1] HVB AG failed to post a profit in fiscal 2002. For this reason no divided will be paid for this fiscal year.

€ millions	2003	2002
Cash and cash equivalents at January 1	**5,373**	**8,036**
Cash flow from operating activities	(2,650)	1,058
Cash flow from investment activities	3,153	(3,662)
Cash flow from financing activities	(1,721)	1,237
Effects of exchange rate changes on cash and cash equivalents	(55)	(26)
Cash and cash equivalents at March 31	**4,100**	**6,634**

1

DISCONTINUING OPERATIONS

The future, independent corporate group known as the Hypo Real Estate Group (Hypo Group) is shown as a discontinuing operation. Until the final separation takes place, the Bank will report on this operation under a new segment called the Hypo Group. The pro-forma presentation of the discontinuing operation was prepared on the basis of the same assumptions as in the Financial Section of the 2002 Annual Report, p. 54.

PROFORMA INCOME STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

	1/1–3/31/	¼ of		Change
	2003	2002		
	€ millions	€ millions	€ millions	in %
Net interest income	207	184	+ 23	+ 12.5
Provisions for losses on loans and advances	179	126	+ 53	+ 42.1
Net interest income after provisions for losses on loans and advances	28	58	– 30	– 51.7
Net commission income	3	3	—	—
Trading profit (loss)	—	—	—	—
General administrative expenses	67	64	+ 3	+ 4.7
Balance of other operating income and expenses	(2)	4	– 6	
Operating profit (loss)	**(38)**	**1**	**– 39**	
Net income from investments	(7)	15	– 22	
Amortization of goodwill	—	—	—	—
Additions to restructuring provisions	—	1	– 1	–100.0
Balance of other income and expenses	—	—	—	—
Profit from ordinary activities/ net income before taxes	**(45)**	**15**	**– 60**	
Taxes on income	17	40	– 23	– 57.5
Net income (loss)	**(62)**	**(25)**	**– 37**	

SELECTED ITEMS IN THE PROFORMA BALANCE SHEET OF THE DISCONTINUING OPERATION HYPO GROUP

	3/31/ 2003	12/31/ 2002	Change	
	€ billions	€ billions	€ billions	in %
Total volume of lending	122	124	– 2	– 1.6
including:				
mortgage loans	65	65	—	—
municipal loans	54	55	– 1	– 1.8
Write-downs on loans and advances	(2)	(2)	—	—
Investments	39	39	—	—
Deposits from other banks/ amounts owed to other depositors	32	32	—	—
Promissory notes and other liabilities evidenced by paper	126	131	– 5	– 3.8
including:				
mortgage bonds	20	14	+ 6	+ 42.9
public-sector bonds	59	69	–10	– 14.5
Shareholders' equity (without changes in valuation of financial instruments)	1	1	—	—

2

SEGMENT REPORTING
OPERATING PERFORMANCE BY SEGMENT
FROM JANUARY 1 TO MARCH 31, 2003

€ millions	Germany	Austria/ CEE	Corporates & Markets
Net interest income			
1/1–3/31/2003	737	466	322
¼ of 2002	739	492	345
Provisions for losses on loans and advances			
1/1–3/31/2003	336	125	121
¼ of 2002	463	128	230
Net commission income			
1/1–3/31/2003	307	263	102
¼ of 2002	297	261	105
Gains less losses arising from trading securities (trading profit)			
1/1–3/31/2003	2	52	186
¼ of 2002	1	23	175
General administrative expense			
1/1–3/31/2003	754	549	306
¼ of 2002	816	557	330
Balance of other operating income and expenses			
1/1–3/31/2003	14	(2)	17
¼ of 2002	7	6	7
Operating profit			
1/1–3/31/2003	(30)	105	200
¼ of 2002	(235)	97	72
Net income on investments			
1/1–3/31/2003	(3)	14	(16)
¼ of 2002	(25)	11	(67)
Amortization of goodwill			
1/1–3/31/2003	5	31	17
¼ of 2002	54	28	15

Real Estate Workout	Other/Con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
(5)	(107)	1,413	207	—	1,620
(2)	(90)	1,484	184	(6)	1,662
—	1	583	179	—	762
—	2	823	126	—	949
—	(2)	670	3	—	673
—	5	668	3	—	671
—	1	241	—	—	241
—	(2)	197	—	—	197
7	14	1,630	67	(6)	1,691
7	14	1,724	64	(19)	1,769
(1)	12	40	(2)	(8)	30
(1)	26	45	4	(20)	29
(13)	(111)	151	(38)	(2)	111
(10)	(77)	(153)	1	(7)	(159)
—	2	(3)	(7)	—	(10)
—	228	147	15	—	162
—	1	54	—	—	54
—	2	99	—	—	99

OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO MARCH 31, 2003 (continued)

€ millions	Germany	Austria/ CEE	Corporates & Markets
Additions to restructuring provision			
1/1–3/31/2003	—	—	—
¼ of 2002	53	—	9
Balance of other income and expenses			
1/1–3/31/2003	(1)	—	(1)
¼ of 2002	(3)	(1)	(1)
Profit from ordinary activities/ Net income before taxes			
1/1–3/31/2003	(39)	88	166
¼ of 2002	(370)	79	(20)
of which:			
Bank Austria Group			
1/1–3/31/2003		88	15
¼ of 2002		79	(15)

KEY RATIOS, BY SEGMENT

in %	Germany	Austria/ CEE	Corporates & Markets
Cost-income ratio (based on operating revenues)			
1/1–3/31/2003	71.1	70.5	48.8
1/1–12/31/2002	78.3	71.2	52.2
Return on equity after taxes, net of amortization of goodwill			
1/1–3/31/2003	(2.4)	9.9	12.7
1/1–12/31/2002	(16.1)	8.1	(0.2)
Return on equity after taxes			
1/1–3/31/2003	(2.7)	5.8	11.3
1/1–12/31/2002	(19.3)	4.8	(1.4)

[1] Figures for Real Estate Workout division have no informative value.

Real Estate Workout	Other/Consolidation	HVB Group new	Hypo Group	Consolidation	HVB Group
—	—	—	—	—	—
—	9	71	1	—	72
(18)	(3)	(23)	—	—	(23)
(29)	(4)	(38)	—	—	(38)
(31)	(113)	71	(45)	(2)	24
(39)	136	(214)	15	(7)	(206)
	(6)	97			97
	1	65			65

Real Estate Workout[1]	Other/Consolidation	HVB Group new	Hypo Group	Consolidation	HVB Group
—	—	69.0	32.2	—	66.0
—	—	72.0	33.3	—	69.1
—	—	1.2	(9.3)	—	(0.5)
—	—	(2.6)	0.3	—	(2.3)
—	—	(0.2)	(9.3)	—	(1.7)
—	—	(5.1)	0.3	—	(4.4)

3

NET INTEREST INCOME

€ millions	1/1–3/31/ 2003	1/1–3/31/ 2002
Interest and similar income from		
lending and money-market transactions	6,580	7,151
fixed-income securities and government-inscribed debt	1,026	1,390
equity securities and other variable-yield securities	59	65
subsidiaries	13	18
companies valued at equity	15	29
participating interests	18	14
investment property	9	16
Interest expense and similar charges for		
deposits	2,966	3,853
promissory notes and other liabilities evidenced by paper	2,886	2,820
subordinated capital	296	298
Net income from lease operations	**48**	**57**
Total	**1,620**	**1,769**

INTEREST MARGINS

in %	3/31/2003	3/31/2002
Based on average risk assets (BIS)	2.13	2.14
Based on average volume of business	1.08	1.07

4

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

€ millions	1/1–3/31/ 2003	¼ of 3/31/ 2002
Additions	977	1,308
Write-downs on loans and advances	926	1,243
Provisions for losses on loans and advances	51	65
Reversals	(189)	(334)
Write-downs on loans and advances	(176)	(297)
Provisions for losses on loans and advances	(13)	(37)
Payments received for written-off loans	(26)	(25)
Total	**762**	**949**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

5

NET COMMISSION INCOME

€ millions	1/1–3/31/ 2003	1/1–3/31/ 2002
Securities and custodial services	256	286
Foreign trade operations/ Money transfer operations	240	241
Lending operations	111	135
Other service operations	66	59
Total	**673**	**721**

6

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

€ millions	1/1–3/31/ 2003	1/1–3/31/ 2002
Equity contracts	61	23
Interest rate and currency contracts	180	241
Total	**241**	**264**

This item includes interest and dividend income totaling €185 million and refinancing costs totaling €180 million resulting from the balance of assets and liabilities held for trading purposes.

7

GENERAL ADMINISTRATIVE EXPENSES

€ millions	1/1–3/31/ 2003	1/1–3/31/ 2002
Personnel expense	941	1,053
Other administrative expenses	575	673
Depreciation and amortization on property, plant and equipment, and other assets	175	199
Total	**1,691**	**1,925**

8

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

€ millions	1/1–3/31/ 2003	1/1–3/31/ 2002
Other operating income	68	72
Other operating expenses	38	44
Balance of other operating income and expenses	**30**	**28**

9

BALANCE OF OTHER INCOME AND EXPENSES

€ millions	1/1–3/31/ 2003	1/1–3/31/ 2002
Other income	—	—
Other expenses	23	28
of which:		
Other taxes	3	6
Absorbed losses	20	22
Balance of other income and expenses	**(23)**	**(28)**

10

EARNINGS PER SHARE

	1/1–3/31/ 2003	1/1–3/31/ 2002
Net income (loss) adjusted for minority interest (€ millions)	(77)	9
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	(23)	63
Average number of shares	536,288,701	536,288,701
Earnings per share in € (excl. amortization of goodwill)	**(0.04)**	**0.12**
Earnings per share in €	**(0.14)**	**0.02**

11

ASSETS HELD FOR TRADING PURPOSES

€ millions	3/31/2003	12/31/2002
Debt securities and other fixed-income securities	34,150	33,793
Equity securities and other variable-yield securities	2,527	2,536
Positive fair values from derivative financial instruments	46,124	44,411
Other assets held for trading purposes	4,726	4,512
Total	**87,527**	**85,252**

12

LENDING VOLUME

By content:

€ millions	3/31/2003	12/31/2002
Credits and loans to other banks	41,031	43,155
Credits and loans to customers	401,436	406,210
Contingent liabilities	36,491	38,568
Total	**478,958**	**487,933**

13

PROVISION FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances:

€ millions	2003	2002
Balance on January 1	**13,716**	**12,471**
Changes affecting income		
+ Gross additions	926	1,243
– Write-backs	176	297
Changes not affecting income		
+/– Changes due to make-up of group of consolidated companies	+19	—
– Use of existing provisions for losses on loans and advances	100	150
+/– Effects of currency translation and other changes not affecting income	(134)	(66)
Balance at March 31	**14,251**	**13,201**

14

INVESTMENTS

€ millions	3/31/2003	12/31/2002
Held-to-maturity investments		
Debt securities and other fixed-income securities	30,044	31,151
Available-for-sale investments	65,221	69,749
Non-consolidated subsidiaries		
Companies valued at equity	2,204	2,330
Participating interests	3,582	3,850
Debt securities and other fixed-income securities	52,308	54,345
Equity securities and other variable-yield securities	7,127	9,224
of which:		
long-term securities	4,391	6,352
Companies valued at equity	412	537
Investment property	557	561
Total	**96,234**	**101,998**

15

DEPOSITS FROM OTHER BANKS, BY MATURITY

€ millions	3/31/2003	12/31/2002
Repayable on demand	16,687	13,280
With agreed maturities	122,905	130,081
Total	**139,592**	**143,361**

16

AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITY

€ millions	3/31/2003	12/31/2002
Savings deposits and		
home-loan savings deposits	31,542	30,500
Other deposits	122,645	124,422
repayable on demand	49,798	49,548
with agreed maturities	72,847	74,874
Total	**154,187**	**154,922**

17

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

€ millions	3/31/2003	12/31/2002
With agreed maturities		
up to 3 months	25,956	33,351
from 3 months to 1 year	45,231	45,089
from 1 year to 5 years	131,535	130,274
from 5 years and over	60,891	62,847
Total	**263,613**	**271,561**

18

PROVISIONS

€ millions	3/31/2003	12/31/2002
Provisions for pensions and similar obligations	4,686	4,664
Tax obligations	5,314	4,736
Restructuring provisions	312	323
Provisions for guarantees and indemnities	524	464
Other provisions	738	744
Total	**11,574**	**10,931**

19

SUBORDINATED CAPITAL

€ millions	3/31/2003	12/31/2002
Subordinated liabilities	14,455	15,348
Participating certificates outstanding	2,805	2,799
Hybrid capital instruments	4,198	4,164
Total	**21,458**	**22,311**

20

TREASURY STOCK

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 4,639,752 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €12.66 per share, and resold at an average price of €12.69 per share. The acquired shares amount to the equivalent of €14 million, or 0.9% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the reporting period was 238,334, equivalent to €1 million, or 0.04% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 3,815,936 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at March 31, 2003. This represents €11 million, or 0.7% of capital stock.

21

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

€ millions	3/31/2003	12/31/2002
Contingent liabilities[1]	36.518	38,595
of which:		
guarantees and indemnity agreements	36,491	38,568
Other commitments	65,696	66,757
of which:		
irrevocable credit commitments	60,213	60,901
Total	**102,214**	**105,352**

[1] The contingent liabilities are offset by equivalent contingent claims.

22

FUTURES CONTRACTS (DERIVATIVES)

The following interest rate, foreign exchange, equity and index-related futures contracts excl. credit derivatives were still outstanding at the reporting date. In addition to counterparty risk, these transactions are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

€ billions	Nominal amount		Counterparty risk	
	3/31/ 2003	12/31/ 2002	3/31/ 2003	12/31/ 2002
Interest rate derivatives	3,044	2,394	45	42
Foreign exchange derivatives	395	357	7	8
Equity/index derivatives	61	56	5	4
Other transactions	1	1	—	—
Total	**3,501**	**2,808**	**57**	**54**

[1] Including gold

Taking into account recognized netting agreements and received collateral in OTC derivative business brings about a €44 billion reduction in exposure to counterparty risk (positive replacement values), to €13 billion (reduction of €41 billion to €13 billion at December 31, 2002).

23

POTENTIAL MARKET RISK OF TRADING ACTIVITIES

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2002, Consolidated Financial Statements and Outlook, page 28 ff.)

Value-at-risk:

€ millions	3/31/2003	12/31/2002
Interest rate positions	80	61
Foreign exchange positions	17	12
Equity/index positions	33	26
Total	**130**	**99**

MEMBERS OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary chairman

DR. DR. H.C. ALBRECHT SCHMIDT
Chairman,
since January 7, 2003

HERBERT BETZ
Deputy chairman

KURT F. VIERMETZ
Deputy chairman

DR. MANFRED BISCHOFF

HEIDI DENNL

VOLKER DOPPELFELD

ERNST EIGNER

HELMUT GROPPER
until January 31, 2003

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER

ANTON HOFER

MAX DIETRICH KLEY

PETER KÖNIG

HANNS-PETER KREUSER

DR. LOTHAR MEYER

DR. HANS-JÜRGEN SCHINZLER
since March 3, 2003

CHRISTOPH SCHMIDT

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON

PROF. DR. DR. H. C.
HANS-WERNER SINN

HELMUT WUNDER

BOARD OF MANAGING DIRECTORS

STEPHAN BUB
Corporates & Markets
business segment

DR. STEFAN JENTZSCH
Germany business segment
Chief Risk Officer (CRO)[1]

MICHAEL MENDEL
Chief Risk Officer (CRO),
since February 1, 2003

DIETER RAMPL
Spokesman of the
Board of Managing Directors

GERHARD RANDA
Austria/CEE business segment
Chief Operating Officer (COO)

DR. PAUL SIEBERTZ
Human Resources Management,
until March 31, 2003

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

[1] Until January 31, 2003

Income (€ millions)	Q1 (2003)	Q4 (2002)	Q3 (2002)	Q2 (2002)	Q1 (2002)
Net interest income	1,620	1,663	1,633	1,584	1,769
Provisions for losses on loans and advances	762	950	949	949	949
Net interest income after provisions for losses on loans and advances	858	713	684	635	820
Net commission income	673	658	621	684	721
Gains less losses arising from trading securities (trading profit)	241	294	58	171	264
General administrative expenses	1,691	1,531	1,777	1,843	1,925
Balance of other operating income and expenses	30	42	13	32	28
Operating profit	**111**	**176**	**(401)**	**(321)**	**(92)**
Net income from investments	(10)	(321)	328	457	185
Amortization of goodwill	54	231	56	54	54
Additions to restructuring provisions	—	286	—	—	—
Balance of other income and expenses	(23)	(52)	(35)	(36)	(28)
Profit from ordinary activities/ Net income before taxes	**24**	**(714)**	**(164)**	**46**	**11**
Taxes on income	77	10	9	9	9
Net income	**(53)**	**(724)**	**(173)**	**37**	**2**
Minority interest in net income	(24)	8	7	7	7
Consolidated profit (loss)	**(77)**	**(716)**	**(166)**	**44**	**9**

Earnings per share in € (excl. amortization of goodwill)	(0.04)	(0,91)	(0.20)	0.18	0.12
Earnings per share in €	(0,14)	(1.34)	(0.31)	0.08	0.02

Key Indicators (in %)	3/31/2003	12/31/2002	9/30/2002	6/30/2002	3/31/2002
Return on equity after taxes (excl. amortization of goodwill)	(0.5)	(2.3)	0.4	1.7	1.3
Return on equity after taxes	(1.7)	(4.4)	(0.8)	0.6	0.2
Cost-income ratio (based on operating revenues)	66.0	69.1	73.2	71.7	69.2
Cost-income ratio (based on earnings from ordinary activities)	68.3	70.4	66.9	65.8	66.7
Ratio of net commission income to operating revenues	26.2	26.2	26.7	26.7	25.9
Balance sheet figures (€ billions)					
Total assets	679.8	691.2	714.6	712.6	718.0
Total lending volume	479.0	487.9	492.2	496.5	502.7
Shareholders' equity	11.9	14.2	17.3	22.4	24.74
Key capital ratios compliant with BIS					
Core capital (€ billions)	18.8	19.1	20.2	21.9	22.3
Equity funds (€ billions)	32.9	33.4	35.4	40.1	42.0
Risk assets (€ billions)	331.8	340.6	352.6	352.9	365.9
Core capital ratio (in %)	5.7	5.6	5.7	6.2	6.1
Equity funds ratio (in %)	9.1	9.1	9.2	10.3	10.4
Share information					
Share price (€)	66,636	15.22	13.42	33.00	42.00
Market capitalization (€ billions)	2,224	8.2	7.2	17.7	22.5

Employees	66,636	65,926	66,763	66,752	68,090
Branch offices	2,224	2,104	2,092	2,136	2,174

IMPORTANT DATES 2003

Annual General Meeting of Shareholders	May 14, 2003
ICM International Congress Center Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
Second-quarter earnings	July 31, 2003
Third-quarter earnings	October 23, 2003

IMPORTANT DATES 2004

Preliminary annual results	February 18, 2004
Annual Press Conference	March 18, 2004
Annual Analyst Conference	March 18, 2004
Annual General Meeting of Shareholders	April 29, 2004
ICM International Congress Center Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
First-quarter earnings	April 29, 2004
Second-quarter earnings	August 5, 2004
Third-quarter earnings	November 4, 2004

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calling
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faxing
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SHAREHOLDER PUBLICATIONS

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ORDERING

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This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

PUBLISHED BY

Bayerische Hypo- und
Vereinsbank Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout:
Gottschalk+Ash Int'l

Typesetting:
Max Vornehm GmbH
Printing: Druckerei Kriechbaumer

Print deadline: May 7, 2003
Publication date: May 12, 2003

Printed in Germany

Interim Report at March 31, 2002

HVB Group

CONTENTS

BUSINESS DEVELOPMENT

NOTES

Key Indicators (in %)	1/1–3/31/2002	2001
Return on equity after taxes		
(excl. amortization of goodwill)	6.9	6.5
Return on equity after taxes	5.7	4.9
Cost-income ratio (based on operating revenues)	69.2	68.5
Ratio of net commission income to operating revenues	25.9	25.5
Earnings	1/1–3/31/2002	1/1–3/31/2001
Operating profit (in millions of €)	330	837
Profit (in millions of €)	272	468
Earnings per share as per IAS		
(excl. amortization of goodwill in €)	0.61	0.98
Earnings per share as per IAS (in €)	0.51	0.87
Balance sheet figures (in billions of €)	3/31/2002	12/31/2001
Total assets	717.6	728.2
Total lending volume	454.2	454.3
Shareholders' equity	24.7	25.1
Key capital ratios compliant with BIS[1]	3/31/2002	12/31/2001
Core capital (in billions of €)	22.3	21.7
Equity funds (in billions of €)	42.0	41.5
Risk assets (in billions of €)	365.9	365.1
Core capital ratio (in %)	6.1	6.0
Equity funds ratio (in %)	10.4	10.3
Share information	1/1–3/31/2002	2001
Share price: Reporting date (in €)	42.00	34.32
High (in €)	42.55	68.06
Low (in €)	32.37	27.40
Market capitalization (in billions of €)	22.5	18.4
	3/31/2002	12/31/2001
Employees	68,090	69,520
Branch offices	2,174	2,238

[1] 2001 as per approved financial statements.

TRENDS IN EARNINGS

In the first quarter of 2002 we succeeded in posting a very respectable operating profit despite the continued difficult macroeconomic environment thanks to stronger Group performance last year. The comparison with the first quarter of last year is distorted by the sales profits of some €400 million achieved then. It is encouraging to note that this has been honored by international investors, with our share price rising 22.4% since the beginning of the year, thus strongly outperforming both the DAX and the EuroStoxx 50 indexes.

The new corporate structure, in which the Corporates & Markets business segment covers our worldwide capital market activities including support for globally active corporations and companies capable of tapping the capital markets, has given a distinct boost to trading profits. The priority for this year is to realize on schedule the synergies arising from streamlining the corporate group. Administrative expenses for the year as a whole are slated to remain below last year's level despite considerable restructuring costs. The projects we have initiated are beginning to bear fruit, as planned, with the number of offices we maintain declining to 2,174, a reduction of 64. At the same time, the total workforce has contracted 1,430 to 68,090.

Turning to the results in detail, net interest income rose 1% year-on-year. With interest rates falling, interest income notably from lending and money-market operations, fixed-income securities and our portfolio of shareholdings sank significantly. We were, however, more than able to compensate for this by recording correspondingly lower interest expenses above all for deposits, and promissory notes and other liabilities evidenced by paper. The interest margin remained stable compared with the first quarter of last year, narrowing slightly, from 1.10% to 1.07% on the basis of the average volume of business, while rising from 2.12% to 2.14% on the basis of average risk assets.

Loan-loss provisions rose in line with our plans from €368 million last year to €527 million. Here we have stated prorated figures for the first three months based on the expected full-year amount. By stating a conservative amount for loan-loss provisions, we have already largely taken account of the corporate crises and bankruptcies announced in the first quarter. At the same time, we need to recognize that it is impossible to definitively forecast the provisions required for the year as a whole at this stage, given the ongoing difficult economic climate.

Events on the international capital markets were dominated by a wait-and-see attitude on the part of investors in the first quarter, which resulted in lower earnings from securities and custodial operations. Consequently, net commission income fell 6.0% short of the prior year total, although it did improve slightly compared with the preceding three quarters. The ratio of net commission income to total operating revenues rose to 25.9% from 25.5% in 2001.

We are able to report a sharp rise in trading profit, which, at €264 million, was 80.8% up on the equivalent amount last year, well ahead of even our highly ambitious target. This results from interest rate and currency-related operations, whose contributions to earnings have more than doubled.

The quarterly comparison for the balance of other operating income and expenses is heavily affected by gains from the sale of Foreign & Colonial and of Bank Austria Creditanstalt (Schweiz) AG totaling some €400 million last year. Without these non-recurring factors, total operating income would have risen 2.3% compared with the first quarter of 2001.

General administrative expenses, on the other hand, remained stable at €1,925 million, up 0.6%. This figure includes prorated, planned restructuring expenses totaling €75 million. The deviations from the amounts we budgeted are explained fully by the effects of exchange rates in CEE states. We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; this ratio amounts to 69.2% after 68.5% in 2001.

In contrast to U.S. GAAP, IAS requires us to take scheduled amortization on goodwill. The related charges totaled €54 million in the first quarter.

At €433 million, net income before taxes is below the figure for the corresponding quarter last year, which was affected by special factors, although it is well above the quarterly average for 2001 of €387 million. The various business segments contributed the following amounts to the total:

Germany	losses of €55 million
Austria and CEE	losses of €22 million
Real Estate	€123 million
Corporates & Markets	€307 million
Wealth Management	€3 million
Real Estate Workout	losses of €34 million.

Since the beginning of the year, we have been running the HVB Group under the new management structure which is described in detail in our 2001 Annual Report (see »New Orientation of the HVB Group« in the Annual Review). We have therefore switched our segment reporting to the new structure in the present interim report accordingly. In order to provide a meaningful comparison, the prior-year amounts have been restated in the new structure and shown proportionately alongside the current figures.

The amount reported by the business segment covering Germany suffered largely from lower net commission income and a restructuring charge without which administrative expense would have decreased 2.5%. In Austria and the CEE countries, the slightly higher provisions for loan losses posed a strain on results despite stable operative revenues. Altogether, including the results of global business segments and after taking account of Group-specific items (such as amortization of goodwill), the Bank Austria Group contributed €61 million to the HVB Group's result before taxes. The fall in net income recorded by the Wealth Management segment can be attributed to the underlying effect of the gains on the sale of our holding in Foreign & Colonial last year. The Real Estate segment generated return on equity after taxes (excluding amortization of goodwill) of 7.0%. We were particularly successful in the Corporates & Market segment, where we achieved return on equity after taxes (excluding amortization of goodwill) of 18.8%, driven primarily by strong trading profits.

In the HVB Group as a whole, return on equity after taxes and excluding amortization of goodwill improved to 6.9% from 6.5% in 2001.

BALANCE SHEET TRENDS

The total assets of the HVB Group amounted to €717.6 million at March 31, 2002, down 1.5% on the year-end total. The decline can for the most part be attributed to a reduced level of assets held for trading purposes resulting from lower positive market values from derivative financial instruments and a smaller portfolio of debt securities and other fixed-income securities. The volume of lending did, however, remain stable, at €454.2 billion. Mortgage banking operations, that is without the real estate financing loans booked in the commercial banking sector, developed well above trend in the first quarter of 2001 before deteriorating rapidly as the year wore on. For this reason, we believe a comparison using prorated figures is more informative here. In terms of aggregate new commitments, the total of €7.1 million is 4.7% lower than the average quarterly amount last year. At the same time,

new mortgage loan commitments, as a result of weak business in Germany, came to €3.2 billion, down 24.6% from the quarterly average for 2001. In public-sector lending, however, new commitments exceeded the comparable figure by 21.9%.

Risk assets have risen only slightly, up 0.2% to €365.9 billion, since the beginning of the year, in line with our targets. This figure is assisted by the securitization of lending risks. At 6.1% and 10.4%, the core capital ratio and the equity funds ratio are both higher than the 2001 year-end figures of 6.0% and 10.3%, respectively.

OTHER INFORMATION

The present interim report has been prepared in accordance with IAS 34. In addition, we have followed DRS 6 (German Accounting Standards) rules on interim financial reporting. In doing so, we have applied the same accounting and valuation policies as in the consolidated financial statements of 2001. When comparing the equivalent-period figures, it should be remembered that we applied IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 40 (Investment Property) for the first time at year-end 2001. The initial application has not resulted in any notable adjustments in the income statement. There were no material changes to the group of companies included in consolidation in the first quarter of 2002.

EARNINGS/EXPENSES

	Notes	1/1–3/31/ 2002 in millions of €	1/1–3/31/ 2001 in millions of €	Change in millions of €	Change in %
Interest and similar income		8,763	10,312	−1,549	– 15.0
Interest expense and similar charges		6,994	8,560	−1,566	– 18.3
Net interest income	2	1,769	1,752	+ 17	+ 1.0
Provisions for losses on loans and advances	3	527	368	+ 159	+ 43.2
Net interest income after provisions for losses on loans and advances		1,242	1,384	– 142	– 10.3
Fee and commission income		900	940	– 40	– 4.3
Fee and commission expenses		179	173	+ 6	+ 3.5
Net commission income	4	721	767	– 46	– 6.0
Gains less losses arising from trading securities (trading profit)	5	264	146	+ 118	+ 80.8
General administrative expenses	6	1,925	1,914	+ 11	+ 0.6
Balance of other operating income and expenses	7	28	454	– 426	– 93.8
Operating profit		**330**	**837**	– **507**	– **60.6**
Net income from investments		185	20	+ 165	>+100.0
Amortization of goodwill		54	56	– 2	– 3.6
Balance of other income and expenses	8	(28)	(31)	+ 3	+ 9.7
Profit from ordinary activities/ Net income before taxes		**433**	**770**	– **337**	– **43.8**
Income taxes		147	261	– 114	– 43.7
Net income after taxes		**286**	**509**	– **223**	– **43.8**
Minority interest in net income		(14)	(41)	+ 27	+ 65.9
Consolidated profit		**272**	**468**	– **196**	– **41.9**

	Notes	1/1–3/31 2002 in €	1/1–3/31 2001 in €
Earnings per share (adjusted for amortization of goodwill)	9	0.61	0.98
Earnings per share	9	0.51	0.87

Since no conversion rights or option rights to approved capital existed at March 31, 2002, there is no calculation of diluted earnings per share.

ASSETS

	Notes	3/31/2002 in millions of €	12/31/2001 in millions of €	Change in millions of €	Change in %
Cash reserve		6,643	8,036	– 1,393	– 17.3
Assets held for trading purposes	10	59,969	69,210	– 9,241	– 13.4
Placements with, and loans and advances to, other banks	11	89,839	89,499	+ 340	+ 0.4
including:					
Mortgage loans		379	384	– 5	– 1.3
Municipal loans		23,926	23,395	+ 531	+ 2.3
Loans and advances to customers	11	429,178	431,060	– 1,882	– 0.4
including:					
Mortgage loans		174,144	174,607	– 463	– 0.3
Municipal loans		63,940	64,477	– 537	– 0.8
Total provisions for losses on loans and advances	12	(13,195)	(12,852)	– 343	– 2.7
Investments	13	117,488	114,493	+ 2,995	+ 2.6
Property, plant and equipment		4,626	4,736	– 110	– 2.3
Intangible assets		3,473	3,634	– 161	– 4.4
Other assets		19,588	20,354	– 766	– 3.8
Total assets		**717,609**	**728,170**	**– 10,561**	**– 1.5**

LIABILITIES

	Notes	3/31/2002 in millions of €	12/31/2001 in millions of €	Change in millions of €	Change in %
Deposits from other banks	14	145,864	145,170	+ 694	+ 0.5
including:					
Registered mortgage bonds and public-sector bonds in issue		10,499	10,546	– 47	– 0.4
Amounts owed to other depositors	15	204,620	215,404	– 10,784	– 5.0
including:					
Registered mortgage bonds and public-sector bonds in issue		43,858	43,742	+ 116	+ 0.3
Promissory notes and other liabilities evidenced by paper	16	260,547	256,421	+ 4,126	+ 1.6
including:					
Mortgage bonds and public-sector bonds		139,036	136,028	+ 3,008	+ 2.2
Liabilities held for trading purposes		24,867	29,150	– 4,283	– 14.7
Provisions	17	9,423	9,490	– 67	– 0.7
Other liabilities		19,753	20,888	– 1,135	– 5.4
Subordinated capital	18	24,866	23,487	+ 1,379	+ 5.9
Minority interest		2,987	3,050	– 63	– 2.1
Shareholders' equity		24,682	25,110	– 428	– 1.7
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		13,125	13,133	– 8	– 0.1
Retained earnings		4,172	4,326	– 154	– 3.6
Change in valuation of financial instruments		5,047	5,585	– 538	– 9.6
Consolidated profit 2001		457	457	—	—
Profit 1/1 – 3/31/2002		272	—	+ 272	> + 100.0
Total shareholders' equity and liabilities		**717,609**	**728,170**	**– 10,561**	**– 1.5**

in millions of €	2002	2001
Shareholders' equity at January 1	**25,110**	**19,595**
Changes from 1/1 – 3/31		
Subscribed capital	—	—
Additional paid-in capital		
Capital increases	—	—
Change in holdings of, and net income from, treasury stock	(8)	—
Retained earnings		
Change in group of consolidated companies and changes in foreign exchange rates	(154)	114
Change in valuation of financial instruments	(538)	—
Consolidated profit 2001 (Dividend payment of HypoVereinsbank AG)[1]	—	—
Profit 1/1 – 3/31	272	468
Shareholders' equity at March 31	**24,682**	**20,177**

[1] At the Annual General Meeting of Shareholders on May 23, 2002, the Bank will propose to pay an advance share in profits of €0.08 per non-voting preferred stock (making a total payout of €1.2 million) and a dividend of €0.85 per eligible share of common stock and non-voting preferred stock from the consolidated profit for the year 2001 (€457 million).

in millions of €	2002	2001
Cash and cash equivalents at January 1	**8,036**	**6,509**
Cash flow from operating activities	1,058	1,051
Cash flow from investment activities	(3,662)	(5,310)
Cash flow from financing activities	1 237	1,749
Effects of exchange rate changes on cash and cash equivalents	(26)	(24)
Cash and cash equivalents at March 31	**6,643**	**3,975**

1

SEGMENT REPORTING – OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO MARCH 31, 2002

in millions of €	Germany	Austria and CEE	Real Estate
Net interest income			
1/1–3/31/2002	596	500	378
¼ of 2001	603	510	395
Provisions for losses on loans and advances			
1/1–3/31/2002	160	168	132
¼ of 2001	148	159	148
Net commission income			
1/1–3/31/2002	259	244	35
¼ of 2001	297	223	17
Gains less losses arising from trading securities (trading profit)			
1/1–3/31/2002	—	8	—
¼ of 2001	5	26	—
General administrative expense			
1/1–3/31/2002	741	597	143
¼ of 2001	710	613	158
Balance of other operating income and expenses			
1/1–3/31/2002	5	3	5
¼ of 2001	4	9	15
Operating profit			
1/1–3/31/2002	(41)	(10)	143
¼ of 2001	51	(4)	121
Net income from investments			
1/1–3/31/2002	(6)	7	(19)
¼ of 2001	—	(3)	18

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
364	17	(3)	(83)	1,769
409	22	(2)	(104)	1,833
65	2	—	—	527
100	6	(35)	(7)	519
87	99	—	(3)	721
118	111	—	(47)	719
238	—	—	18	264
97	—	—	20	148
297	113	9	25	1,925
337	110	13	(7)	1,934
4	4	(2)	9	28
1	95	1	(4)	121
331	5	(14)	(84)	330
188	112	21	(121)	368
(9)	2	—	210	185
(10)	—	(35)	163	133

OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO MARCH 31, 2002 (continued)

in millions of €	Germany	Austria and CEE	Real Estate
Amortization of goodwill			
1/1–3/31/2002	7	19	1
¼ of 2001	33	18	1
Balance of other income and expenses			
1/1–3/31/2002	(1)	—	—
¼ of 2001	(3)	(3)	(1)
Profit from ordinary activities/ Net income before taxes			
1/1–3/31/2002	(55)	(22)	123
¼ of 2001	15	(28)	137
of which:			
Bank Austria Group			
1/1–3/31/2002		(22)	
¼ of 2001		(28)	

KEY RATIOS, BY DIVISION

in %	Germany
Cost-income ratio (based on operating earnings)	
1/1– 3/31/2002	86.2
1/1–12/31/2001	78.1
Return on equity after taxes, net of amortization of goodwill	
1/1– 3/31/2002	(3.1)
1/1–12/31/2001	3.2
Return on equity after taxes	
1/1– 3/31/2002	(3.7)
1/1–12/31/2001	0.7

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
12	4	—	11	54
13	4	—	11	80
(3)	—	(20)	(4)	(28)
(2)	—	(17)	(8)	(34)
307	3	(34)	111	433
163	108	(31)	23	387
67	4		12	61
62	3		43	80

Austria and CEE	Real Estate	Corporates & Markets	Wealth Management	Group
79.1	34.2	42.9	94.2	69.2
80.0	37.1	53.9	48.1	68.5
(0.1)	7.0	18.8	—	6.9
(1.1)	6.8	10.3	—	6.5
(2.3)	6.9	17.8	—	5.7
(3.2)	6,7	9.2	—	4.9

2

NET INTEREST INCOME

in millions of €	1/1–3/31/ 2002	1/1–3/31/ 2001
Interest and similar income from		
lending and money-market transactions	7,151	8,434
fixed-income securities and government-inscribed debt	1,390	1,664
equity securities and other variable-yield securities	65	70
subsidiaries	18	18
companies valued at equity	29	33
participating interests	14	21
investment property	16	—
Interest expense and similar charges for		
deposits	3,853	4,942
promissory notes and other liabilities evidenced by paper	2,820	3,296
subordinated capital	298	308
Net income from lease operations	**57**	**58**
Total	**1,769**	**1,752**

INTEREST MARGIN

in %	3/31/2002	3/31/2001
Based on average risk assets (BIS)	2.14	2.12
Based on average volume of business	1.07	1.10

3

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

in millions of €	1/1–3/31/ 2002	1/1–3/31/ 2001
Additions	859	652
Reversals	(315)	(270)
Payments received for written-off loans	(17)	(14)
Total	**527**	**368**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

4

NET COMMISSION INCOME

in millions of €	1/1–3/31/ 2002	1/1–3/31/ 2001
Securities and custodial services	286	354
Foreign trade operations	100	103
Money transfer operations	141	135
Lending operations	135	112
Other service operations	59	63
Total	**721**	**767**

5

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

in millions of €	1/1–3/31/ 2002	1/1–3/31/ 2001
Equity contracts	23	42
Interest rate and currency contracts	241	104
Total	**264**	**146**

This item includes interest and dividend income totaling €197 million and refinancing costs arising from the balance of trading assets and trading liabilities totaling €180 million.

6

GENERAL ADMINISTRATIVE EXPENSES

in millions of €	1/1–3/31/ 2002	1/1–3/31/ 2001
Personnel expense	1,053	1,039
Other administrative expenses	673	684
Depreciation and amortization on property, plant and equipment, and other assets	199	191
Total	**1,925**	**1,914**

7

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

in millions of €	1/1–3/31/ 2002	1/1–3/31/ 2001
Other operating income	90	530
Other operating expenses	62	76
Balance of other operating income and expenses	**28**	**454**

8

BALANCE OF OTHER INCOME AND EXPENSES

in millions of €	1/1–3/31/ 2002	1/1–3/31/ 2001
Other income	—	—
Other expenses	28	31
of which:		
Other taxes	6	7
Losses assumed	22	24
Balance of other income and expenses	**(28)**	**(31)**

9

EARNINGS PER SHARE

	1/1–3/31/2002	1/1–3/31/2001
Net income adjusted for minority interest (in millions of €)	272	468
Net income adjusted for minority interest and before amortization of goodwill (in € millions)	326	524
Average number of shares	536,288,701	535,488,701
Earnings per share (in €) (excl. amortization of goodwill)	**0.61**	**0.98**
Earnings per share (in €)	**0.51**	**0.87**

10

ASSETS HELD FOR TRADING PURPOSES

in millions of €	3/31/2002	12/31/2001
Debt securities and other fixed-income securities	33,371	36,854
Equity securities and other variable-yield securities	5,029	5,060
Positive market values arising from derivative financial instruments	18,278	23,447
Other assets held for trading purposes	3,291	3,849
Total	**59,969**	**69,210**

11

LENDING VOLUME

By content:

in millions of €	3/31/2002	12/31/2001
Bills, unless shown under loans and advances	446	682
Loans to banks	36,533	37,469
Loans and advances to customers	417,174	416,132
Total	**454,153**	**454,283**
of which:		
Mortgage loans	174,253	174,991
Housing loans	110,821	111,601
Loans to trade and industry and other loans	63,702	63,390
Municipal loans	87,866	87,872

12

PROVISION FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances:

in millions of €	2002	2001
Balance on January 1	**12,852**	**12,754**
Changes affecting income		
+ Gross additions	859	652
– Write-backs	315	270
Changes not affecting income		
+/– Changes in the balance due to initial and final consolidations	—	(3)
– Use of existing provisions for losses on loans and advances	151	43
+/– Effects of currency translation and other changes not affecting income	(50)	60
Balance at March 31	**13,195**	**13,150**

13

INVESTMENTS

in millions of €	3/31/2002	12/31/2001
Held-to-maturity investments		
Debt securities and other fixed-income securities	38,327	37,995
Available-for-sale investments	78,383	75,684
Non-consolidated subsidiaries	2,360	1,988
Companies valued at equity	1,294	1,245
Participating interests	2,081	2,340
Debt securities and other fixed-income securities	54,066	50,907
Equity securities and other variable-yield securities	18,582	19,204
of which:		
long-term securities	12,460	12,814
Investment property	778	814
Total	**117,488**	**114,493**

14

DEPOSITS FROM OTHER BANKS, BY MATURITY

in millions of €	3/31/2002	12/31/2001
Repayable on demand	20,540	10,910
With agreed maturities	125,324	134,260
Total	**145,864**	**145,170**

15

AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITY

in millions of €	3/31/2002	12/31/2001
Savings deposits and		
home-loan savings deposits	29,002	29,259
Other deposits	175,618	186,145
repayable on demand	53,842	53,773
with agreed maturities	121,776	132,372
Total	**204,620**	**215,404**

16

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

in millions of €	3/31/2002	12/31/2001
With agreed maturities		
up to 3 months	52,952	55,713
from 3 months to 1 year	52,004	43,507
from 1 year to 5 years	107,928	110,542
from 5 years and over	47,663	46,659
Total	**260,547**	**256,421**

17

PROVISIONS

in millions of €	3/31/2002	12/31/2001
Provisions for pensions and similar obligations	4,594	4,591
Tax obligations	3,969	4,001
Restructuring provisions	78	94
Other provisions	782	804
Total	**9,423**	**9,490**

18

SUBORDINATED CAPITAL

in millions of €	3/31/2002	12/31/2001
Subordinated liabilities	18,097	16,867
Participating certificates outstanding	2,973	2,970
Hybrid capital instruments	3,796	3,650
Total	**24,866**	**23,487**

19

ANALYSIS OF MORTGAGE BANKING BUSINESS

in millions of €	1/1–3/31/ 2002	1/1–3/31/ 2001
New mortgage loan commitments	3,198	4,356
Housing loans	1,555	2,377
Loans to trade and industry and other loans	1,643	1,979
New municipal loans[1]	3,869	5,357
Total	**7,067**	**9,713**

[1] Municipal loans and public-sector bonds

20

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

in millions of €	3/31/2002	12/31/2001
Contingent liabilities[1]	37,316	37,683
of which:		
guarantees and indemnities	37,290	37,553
Other commitments	74,370	77,883
of which:		
irrevocable credit commitments	64,396	66,053
Total	**111,686**	**115,566**

[1] The contingent liabilities are offset by equivalent contingent claims.

21

FUTURES CONTRACTS (DERIVATIVES)

The following interest rate, foreign exchange, equity and index-related futures contracts were still outstanding at the reporting date. In addition to counterparty risk, these transactions are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

in billions of €	Nominal amount		Counterparty risk	
	3/31/ 2002	12/31/ 2001	3/31/ 2002	12/31/ 2001
Interest rate derivatives	2,101	2,109	20	23
Foreign exchange derivatives	345	320	6	8
Equity/index derivatives	48	43	2	2
Other transactions	1	—	—	—
Total	**2,495**	**2,472**	**28**	**33**

[1] Including gold

Taking into account recognized netting agreements brings about a €18 billion reduction in exposure to counterparty risk (positive replacement values), to €10 billion (reduction of €19 billion to €14 billion at December 31, 2001).

22

POTENTIAL MARKET RISK OF TRADING ACTIVITIES

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2001, Consolidated Financial Statements and Outlook, page 25 ff.

Value-at-risk:

in millions of €	3/31/2002	12/31/2001
Interest rate positions	68	89
Foreign exchange positions	16	25
Equity/index positions	27	18
Total	**111**	**132**

HONORARY CHAIRMAN OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL

SUPERVISORY BOARD

KURT F. VIERMETZ
Chairman

HERBERT BETZ
Deputy chairman

DR. RICHARD TRAUTNER
Deputy chairman

DR. DIETHART BREIPOHL

HEIDI DENNL

VOLKER DOPPELFELD

ERNST EIGNER

HELMUT GROPPER

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER

ANTON HOFER

DR. EDGAR JANNOTT

MAX DIETRICH KLEY

PETER KÖNIG

HANNS-PETER KREUSER

CHRISTOPH SCHMIDT

JÜRGEN E. SCHREMPP

DR. SIEGFRIED SELLITSCH

PROF. DR. DR. H. C.
HANS-WERNER SINN

HELMUT WUNDER

BOARD OF MANAGING DIRECTORS

STEPHAN BUB
Group Corporate Center:
Chief Market Risk Officer
HVB Corporates & Markets:
Global Credits

DR. EGBERT EISELE
HVB Real Estate
Shared Services

DR. STEFAN JENTZSCH
Chief Risk Officer (CRO)
HVB Wealth Management
Systems

DR. CLAUS NOLTING
HVB Real Estate:
Germany

DIETER RAMPL
Germany Segment,
HVB Corporates & Markets

GERHARD RANDA
Austria/CEE Segment

DR. DR. H.C. ALBRECHT SCHMIDT
Spokesman of the
Board of Managing Directors

DR. PAUL SIEBERTZ
Group Corporate Center:
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

Income (in millions of €)	Q1 (2002)	Q4 (2001)	Q3 (2001)	Q2 (2001)	Q1 (2001)
Net interest income	1,769	2,044	1,721	1,814	1,752
Provisions for losses on loans and advances	527	739	532	435	368
Net interest income after provisions for losses on loans and advances	1,242	1,305	1,189	1,379	1,384
Net commission income	721	705	693	712	767
Gains less losses arising from trading securities (trading profit)	264	117	227	102	146
General administrative expenses	1,925	2,000	1,907	1,914	1,914
Balance of other operating income and expenses	28	(19)	43	7	454
Operating profit	**330**	**108**	**245**	**286**	**837**
Net income from investments	185	541	(65)	34	20
Amortization of goodwill	54	149	55	61	56
Balance of other income and expenses	(28)	(44)	(31)	(30)	(31)
Profit from ordinary activities/ Net income before taxes	**433**	**456**	**94**	**229**	**770**
Income taxes	147	211	32	78	261
Net income	**286**	**245**	**62**	**151**	**509**
Minority interest in net income	(14)	26	6	(20)	(41)
Consolidated profit	**272**	**271**	**68**	**131**	**468**

Earnings per share as per IAS (excl. amortization of goodwill in €)	0.61	0.78	0.23	0.36	0.98
Earnings per share as per IAS (in €)	0.51	0.51	0.12	0.25	0.87

Key Indicators (in %)	3/31/2002	12/31/2001	9/30/2001	6/30/2001	3/31/2001
Return on equity after taxes (excl. amortization of goodwill)	6.9	6.5	5.8	7.4	10.9
Return on equity after taxes	5.7	4.9	4.6	6.2	9.7
Cost-income ratio (based on operating revenues)	69.2	68.5	68.0	66.5	61.4
Cost-income ratio (based on earnings from ordinary activities)	66.7	68.1	70.3	68.0	62.7
Ratio of net commission income to operating revenues	25.9	25.5	25.7	25.7	24.6
Balance sheet figures (in billions of €)					
Total assets	717.6	728.2	724.6	731.7	717.9
Total lending volume	454.2	454.3	451.3	456.3	444.6
Shareholders' equity	24.7	25.1	19.7	20.0	20.2
Key capital ratios compliant with BIS					
Core capital (in billions of €)	22.3	21.7	22.0	22.0	21.0
Equity funds (in billions of €)	42.0	41.5	41.9	43.5	41.0
Risk assets (in billions of €)	365.9	365.1	361.9	368.3	362.1
Core capital ratio (in %)	6.1	6.0	6.1	6.0	5.8
Equity funds ratio (in %)	10.4	10.3	10.2	10.3	10.0
Share information					
Share price (in €)	42.00	34.32	31.79	58.40	61.20
Market capitalization (in billions of €)	22.5	18.4	17.0	31.3	32.8

Employees	68,090	69,520	71,131	71,228	71,840
Branch offices	2,174	2,238	2,284	2,367	2,405

IMPORTANT DATES 2002	
Annual General Meeting of Shareholders	May 23, 2002
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
Second-quarter earnings	July 25, 2002
Third-quarter earnings	October 24, 2002

CONTACTS

Should you have any questions about our reports, please contact our Investor Relations department by

calling
+49 (0)89 378-2 52 76,
faxing
+49 (0)89 378-2 40 83, or
e-mailing
ir@hypovereinsbank.de.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged and full version

Interim reports (English/German) for the first, second, and third quarters

Human Resources Report (will appear in summer 2002)

Environmental Report (will appear in summer 2002)

Annual Report Lexicon (available in German only)

For a current list of branches, visit our website at www.hypovereinsbank.com/branches

ORDERING

To order one of the publications listed here, please contact our Reporting Service by calling
+49 (0)89 89 50 60 75,
or faxing
+49 (0)89 89 50 60 30.

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printing: Mediahaus
Walter Biering GmbH

Print deadline: May 15, 2002
Publication date: May 23, 2002

Printed in Germany

03 JUL 15 AM 7:21

nterim Report
t June 30, 2002

HVB Group

CONTENTS

BUSINESS DEVELOPMENT

NOTES

Key Indicators (in %)	1/1–6/30/2002	2001
Return on equity after taxes		
(excl. amortization of goodwill)	6.0	6.5
Return on equity after taxes	4.8	4.9
Cost-income ratio (based on operating revenues)	71.7	68.5
Ratio of net commission income to operating revenues	26.7	25.5
Earnings	1/1–6/30/2002	1/1–6/30/2001
Net income before taxes (in millions of €)	711	999
Profit (in millions of €)	457	599
Earnings per share as per IAS		
(excl. amortization of goodwill in €)	1.05	1.34
Earnings per share as per IAS (in €)	0.85	1.12
Balance sheet figures (in billions of €)	6/30/2002	12/31/2001
Total assets	712.2	728.2
Total lending volume	448.7	454.3
Shareholders' equity	22.4	25.1
Key capital ratios compliant with BIS[1]	6/30/2002	12/31/2001
Core capital (in billions of €)	21.9	21.7
Equity funds (in billions of €)	40.1	41.5
Risk assets (in billions of €)	352.9	365.1
Core capital ratio (in %)	6.2	6.0
Equity funds ratio (in %)	10.3	10.3
Share information	1/1–6/30/2002	2001
Share price: Reporting date (in €)	33.00	34.32
High (in €)	42.55	68.06
Low (in €)	30.30	27.40
Market capitalization (in billions of €)	17.7	18.4
	6/30/2002	12/31/2001
Employees	66,752	69,520
Branch offices	2,136	2,238

[1] 2001 as per approved financial statements.

TRENDS IN EARNINGS

The development of our business in the second quarter was overshadowed by weak capital markets and disappointing growth of the economies in the core markets of Germany, Austria and Poland. During the last three months, we had to register more loan losses and falling credit ratings due to the steep rise in the number of bankruptcies coupled with downturns in some regional real estate markets. Against this background, customer business failed to pick up, and customer securities operations weakened. This brought about a 2% decline in operating revenues of the HVB Group compared with the prior-year figure which has been adjusted for non-recurring items. As we do not see any help from a resurgent economy on the horizon, we have depressed general administrative expenses, including restructuring charges below the previous year's level by implementing intensive cost-cutting measures supported by our staff. In the process, the number of offices we maintain fell 102 in the first half of the year, to 2,136, and the total workforce in the corporate group declined 2,768 to 66,752.

Individual components of results:
The 6% decline in net interest income results from a contraction of the lending volume by just under 2% and a reduction of the interest margin compared with the comparable figure for last year's first half and in terms of the average risk assets, from 2.14% to 2.05%. The major causes were a conscious reduction of risk assets, lower revenue from our portfolio of holdings including companies assessed at equity. Effects from the final consolidation of Westfalenbank AG and Bayerische Immobilien-Leasing sub-group and exchange rate effects resulting from a weaker U.S. dollar and the Polish zloty.

We have responded to the corporate crises and bankruptcies announced in the first half of the year and the uncertain loans we expect to see as the difficult economic climate persists during the rest of the year by sharply raising the level of our loan-loss provisions. Given the situation as it stands now, we expect to have total provisions for losses on loans and advances of around €2.5 billion for the year as a whole, which is around 20% higher than last year. This increase reflects quite precisely the rise in the number of corporate bankruptcies in Germany, which is expected to reach somewhere around 40,000 this year.

Net commission income remained 5.0% below the equivalent figure last year, mostly due to low earnings from securities and custodial operations. The ratio of net commission income to total operating revenues rose to 26.7% from 25.5% in 2001.

We are able to report a sharp rise in trading profit, which, at €435 million, is up a strong 75.4% on the equivalent amount last year. This results from interest rate and currency-related operations, whose contributions to earnings have more than doubled.

The comparison for the balance of other operating income and expenses is distorted by gains on the sale of totaling some €400 million for Foreign & Colonial and the Swiss subsidiary of Bank Austria Creditanstalt in the first quarter of last year. Without these non-recurring factors, total operating income fell slightly 2% compared with the first half of 2001.

General administrative expenses at €3,768 million remained 1.6% below last year's total. This figure includes prorated, planned restructuring expenses totaling €150 million. Excluding this, administrative expenses fell by 4.2%. We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; this ratio amounts to 71.7% including restructuring expenses after 68.5% in 2001, without these 68.9% after 67.7% in 2001.

In June, we conducted a financial transaction prepared at the beginning of last year to place part of our holding Allianz AG, from which the gains on disposal totaling €400 million are recorded in net income from investments.

In contrast to U. S. GAAP, IAS, which we use, requires scheduled amortization of goodwill. The related charges totaled €108 million in the first six months of the year.

The various business segments contributed the following amounts to the total for net income before taxes of €711 million in the first half:

Germany	losses of €33	million
Austria and CEE	€14	million
Real Estate	€128	million
Corporates & Markets	€268	million
Wealth Management	€35	million
Real Estate Workout	losses of €71	million.

Since the beginning of the year, we have been running the HVB Group under the new management structure, which is described in detail in our 2001 Annual Report (see »New Orientation of the HVB Group« in the Annual Review). We have therefore switched our segment reporting to the new structure in the present interim report accordingly. In order to provide a meaningful comparison, the prior year amounts have been restated in the new structure and shown proportionately alongside the current figures.

Both the operating profit and the net income before taxes recorded by the segment covering Germany were positive in the second quarter. General administrative expenses in Austria and CEE remained almost 10% below the first quarter. Moreover, stable operating revenues and the lower level of loan-loss provisions led to a turnaround in the earnings parameters. Overall, the Bank Austria Group, including the results from the global business segments and taking into account group-specific items. amortization and refinancing expense of goodwill, contributed €58 million to the earnings of the HVB Group. This amount deviates from the primary totals for the Bank Austria sub-group, in part due to these group-specific items. The Real Estate segment was again able to report a balanced result in the second quarter, despite the large burden from loan-loss provisions. At €128 million, Real Estate achieved the second-best contribution to net income of all the segments over the first six months of the year. The highest earnings, as at the three-month stage, come from the Corporates & Markets segment. Net interest income and trading profit did, however, decline in the second quarter, while loan-loss provisions and general administrative expenses rose. At €32 million, the net income reported by the Wealth Management segment in the second quarter is particularly gratifying. This results primarily from a strong rise in net commission income and lower general administrative expenses.

Altogether the disappointing market environment meant that, despite the great efforts of our staff, return on equity after taxes, adjusted for amortization of goodwill, throughout the HVB Group dropped to 6.0% (2001: 6.5%).

BALANCE SHEET TRENDS

The total assets of the HVB Group amounted to €712.2 billion at June 30, 2002, down 2.2% on the year-end total. The reduction can be attributed primarily to a fall in loans and advances to customers (down 2.1%) and lower valuations for our investments, caused for the most part by tumbling stockmarkets. The volume of lending declined to €448.7 billion. Business continued to develop slowly in mortgage banking operations, which exclude the real estate loans recorded on the commercial banking side. In terms of aggregate new commitments, the total of €12.7 billion is 20.2% lower than at this point last year. New mortgage loan commitments are down 23.4% on the prior-year figure as a result of weak performance in Germany, while the equivalent figure on the municipal lending side has fallen 16.5%.

Risk assets were reduced since the start of the year, down 3.4% to €352.9 billion, partly as a result of our securitization activities. The core capital ratio has climbed from 6.0% at year-end 2001 to 6.2%, while the equity funds ratio has remained stable at 10.3%.

OTHER INFORMATION

The present interim report has been prepared in accordance with IAS 34. In addition, we have followed DRS 6 (German Accounting Standards) rules on interim financial reporting. For the first time we are reporting on the results in the business segments not just for the period since the start of the year, as before, but also separately for the individual quarters. In doing so, we have applied the same accounting and valuation principles as in the consolidated financial statements of 2001. When comparing the equivalent-period figures, it should be remembered that we applied IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 40 (Investment Property) for the first time at year-end 2001. The initial application has not resulted in any notable adjustments to the income statement.

With economic effect from March 15, 2002, we contributed our participating interest of 99.8% in Westfalenbank AG to Falke Bank AG. In return we received a cash payment and a 24.6% interest in Falke Bank AG, which we intend to reduce to below 10% in the medium term. Consequently we have deconsolidated Westfalenbank AG. Moreover, we sold 94% of our holding in Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG. The Bayerische Immobilien-Leasing sub-group was then also deconsolidated. Furthermore, we have disposed of our participating interest in Banco Popular Hipotecario S. A. and removed the company from the consolidated group.

We have strengthened our presence in the CEE states through Bank Austria Creditanstalt. In Bulgaria, we have reached an agreement on principle with the government regarding the takeover of Biochim Bank. This move will increase our share of the Bulgarian market to 7%.

OUTLOOK

For us to achieve the return on equity target of 7%–9% for the year as a whole, as envisaged, the economy would have to revive, our business pick up and the situation with regard to risk improve. Since these conditions appear increasingly unlikely, we stepped up cost-cutting measures.

EARNINGS/EXPENSES

	Notes	1/1–6/30/ 2002 in millions of €	1/1–6/30/ 2001 in millions of €	Change in millions of €	Change in %
Interest and similar income		17,020	20,698	– 3,678	– 17.8
Interest expense and similar charges		13,667	17,132	– 3,465	– 20.2
Net interest income	2	3,353	3,566	– 213	– 6.0
Provisions for losses on loans and advances	3	1,244	803	+ 441	+ 54.9
Net interest income after provisions for losses on loans and advances		2,109	2,763	– 654	– 23.7
Fee and commission income		1,725	1,839	– 114	– 6.2
Fee and commission expenses		320	360	– 40	– 11.1
Net commission income	4	1,405	1,479	– 74	– 5.0
Gains less losses arising from trading securities (trading profit)	5	435	248	+ 187	+ 75.4
General administrative expenses	6	3,768	3,828	– 60	– 1.6
Balance of other operating income and expenses	7	60	461	– 401	– 87.0
Operating profit		241	**1,123**	– **882**	– **78.5**
Net income from investments		642	54	+ 588	>+100.0
Amortization of goodwill		108	117	– 9	– 7.7
Balance of other income and expenses	8	(64)	(61)	– 3	– 4.9
Profit from ordinary activities/ Net income before taxes		711	**999**	– **288**	– **28.8**
Income taxes		240	339	– 99	– 29.2
Net income after taxes		471	**660**	– **189**	– **28.6**
Minority interest in net income		(14)	(61)	+ 47	+ 77.0
Consolidated profit		457	**599**	– **142**	– **23.7**

	Notes	1/1–6/30 2002 in €	1/1–6/30 2001 in €
Earnings per share (adjusted for amortization of goodwill)	9	1.05	1.34
Earnings per share	9	0.85	1.12

Since no conversion rights or option rights to approved capital existed at June 30, 2002, there is no calculation of diluted earnings per share.

FROM APRIL 1 TO JUNE 30, 2002

EARNINGS/EXPENSES

	Notes	4/1–6/30/ 2002 in millions of €	4/1–6/30/ 2001 in millions of €	Change in millions of €	Change in %
Interest and similar income		8,257	10,386	– 2,129	– 20.5
Interest expense and similar charges		6,673	8,572	– 1,899	– 22.2
Net interest income	2	1,584	1,814	– 230	– 12.7
Provisions for losses on loans and advances	3	717	435	+ 282	+ 64.8
Net interest income after provisions for losses on loans and advances		867	1,379	– 512	– 37.1
Fee and commission income		825	899	– 74	– 8.2
Fee and commission expenses		141	187	– 46	– 24.6
Net commission income	4	684	712	– 28	– 3.9
Gains less losses arising from trading securities (trading profit)	5	171	102	+ 69	+ 67.6
General administrative expenses	6	1,843	1,914	– 71	– 3.7
Balance of other operating income and expenses	7	32	7	+ 25	>+100.0
Operating profit		**(89)**	**286**	**– 375**	**>– 100.0**
Net income from investments		457	34	+ 423	>+100.0
Amortization of goodwill		54	61	– 7	– 11.5
Balance of other income and expenses	8	(36)	(30)	– 6	– 20.0
Profit from ordinary activities/ Net income before taxes		**278**	**229**	**+ 49**	**+ 21.4**
Income taxes		93	78	+ 15	+ 19.2
Net income after taxes		**185**	**151**	**+ 34**	**+ 22.5**
Minority interest in net income		0	(20)	+ 20	+100.0
Consolidated profit		**185**	**131**	**+ 54**	**+ 41.2**

	Notes	4/1–6/30 2002 in €	4/1–6/30 2001 in €
Earnings per share (adjusted for amortization of goodwill)	9	0.44	0.36
Earnings per share	9	0.34	0.25

ASSETS

	Notes	6/30/2002 in millions of €	12/31/2001 in millions of €	Change in millions of €	Change in %
Cash reserve		8,710	8,036	+ 674	+ 8.4
Assets held for trading purposes	10	68,724	69,210	– 486	– 0.7
Placements with, and loans and advances to, other banks	11	90,484	89,499	+ 985	+ 1.1
including:					
Mortgage loans		387	384	+ 3	+ 0.8
Municipal loans		23,568	23,395	+ 173	+ 0.7
Loans and advances to customers	11	421,977	431,060	– 9,083	– 2.1
including:					
Mortgage loans		174,542	174,607	– 65	0.0
Municipal loans		63,314	64,477	– 1,163	– 1.8
Total provisions for losses on loans and advances	12	(13,409)	(12,852)	– 557	– 4.3
Investments	13	110,370	114,493	– 4,123	– 3.6
Property, plant and equipment		4,007	4,736	– 729	–15.4
Intangible assets		3,474	3,634	– 160	– 4.4
Other assets		17,814	20,354	– 2,540	–12.5
Total assets		**712,151**	**728,170**	**– 16,019**	**– 2.2**

LIABILITIES

	Notes	6/30/2002 in millions of €	12/31/2001 in millions of €	Change in millions of €	Change in %
Deposits from other banks	14	135,930	145,170	– 9,240	– 6.4
including:					
Registered mortgage bonds and public-sector bonds in issue		12,179	10,546	+ 1,633	+ 15.5
Amounts owed to other depositors	15	204,284	215,404	–11,120	– 5.2
including:					
Registered mortgage bonds and public-sector bonds in issue		43,747	43,742	+ 5	0.0
Promissory notes and other liabilities evidenced by paper	16	260,500	256,421	+ 4,079	+ 1.6
including:					
Mortgage bonds and public-sector bonds		137,979	136,028	+ 1,951	+ 1.4
Liabilities held for trading purposes		35,199	29,150	+ 6,049	+ 20.8
Provisions	17	9,125	9,490	– 365	– 3.8
Other liabilities		17,335	20,888	– 3,553	– 17.0
Subordinated capital	18	24,892	23,487	+ 1,405	+ 6.0
Minority interest		2,474	3,050	– 576	– 18.9
Shareholders' equity		22,412	25,110	– 2,698	– 10.7
Subscribed capital		1,609	1,609	0	0.0
Additional paid-in capital		13,129	13,133	– 4	0.0
Retained earnings		4,198	4,326	– 128	– 3.0
Change in valuation of financial instruments		3,019	5,585	– 2,566	– 45.9
Consolidated profit 2001		0	457	– 457	–100.0
Profit 1/1–6/30/2002		457	0	+ 457	>+100.0
Total shareholders' equity and liabilities		**712,151**	**728,170**	**– 16,019**	**– 2.2**

in millions of €	2002	2001
Shareholders' equity at January 1	**25,110**	**19,595**
Changes from 1/1–6/30		
Subscribed capital	—	2
Additional paid-in capital		
Capital increases	—	45
Change in holdings of, and net income from, treasury stock	(4)	—
Retained earnings		
Change in group of consolidated companies and changes in foreign exchange rates	(128)	251
Change in valuation of financial instruments	(2,566)	—
Consolidated profit (Dividend payment of HypoVereinsbank AG)[1]	(457)	(456)
Profit 1/1–6/30	457	599
Shareholders' equity at June 30	**22,412**	**20,036**

[1] At the Annual General Meeting of Shareholders on May 23, 2002, the Bank proposed to pay an advance share in profits of €0.08 per non-voting preferred stock (making a total payout of €1.2 million) and a dividend of €0.85 per eligible share of common stock and non-voting preferred stock from the consolidated profit for the year 2001 (€457 million).

in millions of €	2002	2001
Cash and cash equivalents at January 1	**8,036**	**6,509**
Cash flow from operating activities	(938)	5,060
Cash flow from investment activities	222	(9,357)
Cash flow from financing activities	1,561	2,508
Effects of exchange rate changes on cash and cash equivalents	(171)	106
Cash and cash equivalents at June 30	**8,710**	**4,826**

1

SEGMENT REPORTING – OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO JUNE 30, 2002

in millions of €	Germany	Austria and CEE	Real Estate
Net interest income			
1/1–6/30/2002	1,190	1,015	746
½ of 2001	1,206	1,020	790
Provisions for losses on loans and advances			
1/1–6/30/2002	335	302	390
½ of 2001	295	318	296
Net commission income			
1/1–6/30/2002	518	472	57
½ of 2001	594	445	33
Gains less losses arising from trading securities (trading profit)			
1/1–6/30/2002	1	18	(1)
½ of 2001	10	51	(1)
General administrative expense			
1/1–6/30/2002	1,397	1,136	288
½ of 2001	1,419	1,227	316
Balance of other operating income and expenses			
1/1–6/30/2002	18	4	13
½ of 2001	7	17	29
Operating profit			
1/1–6/30/2002	(5)	71	137
½ of 2001	103	(12)	239
Net income from investments			
1/1–6/30/2002	(13)	(20)	(7)
½ of 2001	(1)	(5)	35

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
585	38	(5)	(216)	3,353
818	44	(4)	(209)	3,665
211	6	—	—	1,244
201	12	(70)	(15)	1,037
220	210	—	(72)	1,405
236	221	—	(90)	1,439
356	3	—	58	435
193	1	—	42	296
669	207	18	53	3,768
674	219	26	(13)	3,868
18	5	(3)	5	60
3	190	1	(4)	243
299	43	(26)	(278)	241
375	225	41	(233)	738
—	—	—	682	642
(20)	—	(70)	326	265

OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO JUNE 30, 2002 (continued)

in millions of €	Germany	Austria and CEE	Real Estate
Amortization of goodwill			
1/1–6/30/2002	14	36	1
½ of 2001	66	36	1
Balance of other income and expenses			
1/1–6/30/2002	(1)	(1)	(1)
½ of 2001	(7)	(5)	(2)
Profit from ordinary activities/ Net income before taxes			
1/1–6/30/2002	(33)	14	128
½ of 2001	29	(58)	271
of which:			
Bank Austria Group			
1/1–6/30/2002		14	
½ of 2001		(58)	

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
23	8	—	26	108
25	8	—	25	161
(8)	—	(45)	(8)	(64)
(4)	(1)	(34)	(15)	(68)
268	35	(71)	370	711
326	216	(63)	53	774
27	13		4	58
123	7		88	160

OPERATING PERFORMANCE BY SEGMENT
QUARTERLY OVERVIEW

in millions of €	Germany	Austria and CEE	Real Estate
Net interest income			
1st Quarter of 2002	596	500	378
2nd Quarter of 2002	594	515	368
¼ of 2001	603	510	395
Provisions for losses on loans and advances			
1st Quarter of 2002	160	168	132
2nd Quarter of 2002	175	134	258
¼ of 2001	148	159	148
Net commission income			
1st Quarter of 2002	259	244	35
2nd Quarter of 2002	259	228	22
¼ of 2001	297	223	17
Gains less losses arising from trading securities (trading profit)			
1st Quarter of 2002	—	8	—
2nd Quarter of 2002	1	10	(1)
¼ of 2001	5	26	—
General administrative expense			
1st Quarter of 2002	741	597	143
2nd Quarter of 2002	656	539	145
¼ of 2001	710	613	158
Balance of other operating income and expenses			
1st Quarter of 2002	5	3	5
2nd Quarter of 2002	13	1	8
¼ of 2001	4	9	15
Operating profit			
1st Quarter of 2002	(41)	(10)	143
2nd Quarter of 2002	36	81	(6)
¼ of 2001	51	(4)	121
Net income from investments			
1st Quarter of 2002	(6)	7	(19)
2nd Quarter of 2002	(7)	(27)	12
¼ of 2001	—	(3)	18

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
364	17	(3)	(83)	1,769
221	21	(2)	(133)	1,584
409	22	(2)	(104)	1,833
65	2	—	—	527
146	4	—	—	717
100	6	(35)	(7)	519
87	99	—	(3)	721
133	111	—	(69)	684
118	111	—	(47)	719
238	—	—	18	264
118	3	—	40	171
97	—	—	20	148
297	113	9	25	1,925
372	94	9	28	1,843
337	110	13	(7)	1,934
4	4	(2)	9	28
14	1	(1)	(4)	32
1	95	1	(4)	121
331	5	(14)	(84)	330
(32)	38	(12)	(194)	(89)
188	112	21	(121)	368
(9)	2	—	210	185
9	(2)	—	472	457
(10)	—	(35)	163	133

OPERATING PERFORMANCE BY SEGMENT QUARTERLY OVERVIEW (continued)

in millions of €	Germany	Austria and CEE	Real Estate
Amortization of goodwill			
1st Quarter of 2002	7	19	1
2nd Quarter of 2002	7	17	—
1/4 of 2001	33	18	1
Balance of other income and expenses			
1st Quarter of 2002	(1)	—	—
2nd Quarter of 2002	—	(1)	(1)
1/4 of 2001	(3)	(3)	(1)
Profit from ordinary activities/ Net income before taxes			
1st Quarter of 2002	(55)	(22)	123
2nd Quarter of 2002	22	36	5
1/4 of 2001	15	(28)	137
of which:			
Bank Austria Group			
1st Quarter of 2002		(22)	
2nd Quarter of 2002		36	
1/4 of 2001		(28)	

KEY RATIOS, BY SEGMENT

in %	Germany
Cost-income ratio (based on operating earnings)	
1/1– 6/30/2002	80.9
1/1–12/31/2001	78.1
Return on equity after taxes, net of amortization of goodwill	
1/1– 6/30/2002	(0.4)
1/1–12/31/2001	3.2
Return on equity after taxes	
1/1– 6/30/2002	(0.8)
1/1–12/31/2001	0.7

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
12	4	—	11	54
11	4	—	15	54
13	4	—	11	80
(3)	—	(20)	(4)	(28)
(5)	—	(25)	(4)	(36)
(2)	—	(17)	(8)	(34)
307	3	(34)	111	433
(39)	32	(37)	259	278
163	108	(31)	23	387
67	4		12	61
(40)	9		(8)	(3)
62	3		43	80

Austria and CEE	Real Estate	Corporates & Markets	Wealth Management	Group
75.3	35.3	56.7	80.9	71.7
80.0	37.1	53.9	48.1	68.5
2.1	4.0	8.3	—	6.0
(1.1)	6.8	10.3	—	6.5
0.4	3.7	7.2	—	4.8
(3.2)	6,7	9.2	—	4.9

2

NET INTEREST INCOME

in millions of €	1/1–6/30/ 2002	1/1–6/30/ 2001
Interest and similar income from		
lending and money-market transactions	13,915	16,953
fixed-income securities and government-inscribed debt	2,705	3,268
equity securities and other variable-yield securities	144	176
subsidiaries	31	40
companies valued at equity	40	72
participating interests	31	40
investment property	31	—
Interest expense and similar charges for		
deposits	7,438	9,808
promissory notes and other liabilities evidenced by paper	5,584	6,687
subordinated capital	615	607
Net income from lease operations	**93**	**119**
Total	**3,353**	**3,566**

INTEREST MARGIN

in %	6/30/2002	6/30/2001
Based on average risk assets (BIS)	2.05	2.14
Based on average volume of business	1.03	1.11

3

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

in millions of €	1/1–6/30/ 2002	1/1–6/30/ 2001
Additions	2,001	1,529
Reversals	(723)	(694)
Payments received for written-off loans	(34)	(32)
Total	**1,244**	**803**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

4

NET COMMISSION INCOME

in millions of €	1/1–6/30/ 2002	1/1–6/30/ 2001
Securities and custodial services	579	678
Foreign trade operations	214	207
Money transfer operations	246	270
Lending operations	244	211
Other service operations	122	113
Total	**1,405**	**1,479**

5

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

in millions of €	1/1–6/30/ 2002	1/1–6/30/ 2001
Equity contracts	46	91
Interest rate and currency contracts	389	157
Total	**435**	**248**

This item includes interest and dividend income totaling €372 million and refinancing costs arising from the balance of trading assets and trading liabilities totaling €334 million.

6

GENERAL ADMINISTRATIVE EXPENSES

in millions of €	1/1–6/30/ 2002	1/1–6/30/ 2001
Personnel expense	2,108	2,058
Other administrative expenses	1,275	1,395
Depreciation and amortization on property, plant and equipment, and other assets	385	375
Total	**3,768**	**3,828**

7

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

in millions of €	1/1–6/30/ 2002	1/1–6/30/ 2001
Other operating income	162	619
Other operating expenses	102	158
Balance of other operating income and expenses	**60**	**461**

8

BALANCE OF OTHER INCOME AND EXPENSES

in millions of €	1/1–6/30/ 2002	1/1–6/30/ 2001
Other income	—	—
Other expenses	**64**	**61**
of which:		
Other taxes	13	15
Losses assumed	51	46
Balance of other income and expenses	**(64)**	**(61)**

9

EARNINGS PER SHARE

	1/1–6/30/ 2002	1/1–6/30/ 2001
Net income adjusted for minority interest (in millions of €)	457	599
Net income adjusted for minority interest and before amortization of goodwill (in € millions)	565	716
Average number of shares	536,288,701	536,088,701
Earnings per share (in €) (excl. amortization of goodwill)	**1.05**	**1.34**
Earnings per share (in €)	**0.85**	**1.12**

10

ASSETS HELD FOR TRADING PURPOSES

in millions of €	6/30/2002	12/31/2001
Debt securities and other fixed-income securities	34,261	36,854
Equity securities and other variable-yield securities	4,143	5,060
Positive market values arising from derivative financial instruments	27,138	23,447
Other assets held for trading purposes	3,182	3,849
Total	**68,724**	**69,210**

11

LENDING VOLUME

By content:

in millions of €	6/30/2002	12/31/2001
Bills, unless shown under loans and advances	388	682
Loans to banks	36,231	37,469
Loans and advances to customers	412,079	416,132
Total	**448,698**	**454,283**
of which:		
Mortgage loans	174,929	174,991
Housing loans	110,967	111,601
Loans to trade and industry and other loans	63,962	63,390
Municipal loans	86,882	87,872

12

PROVISION FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances:

in millions of €	2002	2001
Balance on January 1	**12,852**	**12,754**
Changes affecting income		
+ Gross additions	2,001	1,529
– Write-backs	723	694
Changes not affecting income		
+/– Changes in the balance due to initial and final consolidations	(155)	(8)
– Use of existing provisions for losses on loans and advances	332	722
+/– Effects of currency translation and other changes not affecting income	(184)	+ 57
Balance at June 30	**13,409**	**12,916**

13

INVESTMENTS

in millions of €	6/30/2002	12/31/2001
Held-to-maturity investments		
Debt securities and other fixed-income securities	35,579	37,995
Available-for-sale investments	74,038	75,684
Non-consolidated subsidiaries	2,535	1,988
Companies valued at equity	812	1,245
Participating interests	2,035	2,340
Debt securities and other fixed-income securities	53,426	50,907
Equity securities and other variable-yield securities	15,230	19,204
of which:		
long-term securities	10,188	12,814
Investment property	753	814
Total	**110,370**	**114,493**

14

DEPOSITS FROM OTHER BANKS, BY MATURITY

in millions of €	6/30/2002	12/31/2001
Repayable on demand	11,045	10,910
With agreed maturities	124,885	134,260
Total	**135,930**	**145,170**

15

AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITY

in millions of €	6/30/2002	12/31/2001
Savings deposits and home-loan savings deposits	28,750	29,259
Other deposits	175,534	186,145
repayable on demand	49,226	53,773
with agreed maturities	126,308	132,372
Total	**204,284**	**215,404**

16

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

in millions of €	6/30/2002	12/31/2001
With agreed maturities		
up to 3 months	53,898	55,713
from 3 months to 1 year	42,034	43,507
from 1 year to 5 years	113,581	110,542
from 5 years and over	50,987	46,659
Total	**260,500**	**256,421**

17

PROVISIONS

in millions of €	6/30/2002	12/31/2001
Provisions for pensions		
and similar obligations	4,589	4,591
Tax obligations	3,735	4,001
Restructuring provisions	64	94
Other provisions	737	804
Total	**9,125**	**9,490**

18

SUBORDINATED CAPITAL

in millions of €	6/30/2002	12/31/2001
Subordinated liabilities	17,773	16,867
Participating certificates		
outstanding	2,941	2,970
Hybrid capital instruments	4,178	3,650
Total	**24,892**	**23,487**

19

ANALYSIS OF MORTGAGE BANKING BUSINESS

in millions of €	1/1–6/30/ 2002	1/1–6/30/ 2001
New mortgage loan commitments	6,513	8,506
Housing loans	3,193	4,771
Loans to trade and industry and other loans	3,320	3,735
New municipal loans[1]	6,227	7,459
Total	**12,740**	**15,965**

[1] Municipal loans and public-sector bonds

20

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

in millions of €	6/30/2002	12/31/2001
Contingent liabilities[1]	37,484	37,683
of which:		
guarantees and indemnities	37,459	37,553
Other commitments	75,443	77,883
of which:		
irrevocable credit commitments	64,619	66,053
Total	**112,927**	**115,566**

[1] The contingent liabilities are offset by equivalent contingent claims.

21

FUTURES CONTRACTS (DERIVATIVES)

The following interest rate, foreign exchange, equity and index-related futures contracts were still outstanding at the reporting date. In addition to counterparty risk, these transactions are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

in billions of €	Nominal amount		Counterparty risk	
	6/30/ 2002	12/31/ 2001	6/30/ 2002	12/31/ 2001
Interest rate derivatives	2,228	2,109	25	23
Foreign exchange derivatives	323	320	8	8
Equity/index derivatives	47	43	3	2
Other transactions	1	—	—	—
Total	**2,599**	**2,472**	**36**	**33**

[1] Including gold

Taking into account recognized netting agreements brings about a €23 billion reduction in exposure to counterparty risk (positive replacement values), to €13 billion (reduction of €19 billion to €14 billion at December 31, 2001).

22

POTENTIAL MARKET RISK OF TRADING ACTIVITIES

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2001, Consolidated Financial Statements and Outlook, page 25 ff.

Value-at-risk:

in millions of €	6/30/2002	12/31/2001
Interest rate positions	66	89
Foreign exchange positions	17	25
Equity/index positions	31	18
Total	**114**	**132**

HONORARY CHAIRMAN OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL

SUPERVISORY BOARD

KURT F. VIERMETZ
Chairman

HERBERT BETZ
Deputy chairman

DR. RICHARD TRAUTNER
Deputy chairman

DR. DIETHART BREIPOHL
until May 23, 2002

HEIDI DENNL

VOLKER DOPPELFELD

ERNST EIGNER

HELMUT GROPPER

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER

ANTON HOFER

DR. EDGAR JANNOTT
until May 23, 2002

MAX DIETRICH KLEY

PETER KÖNIG

HANNS-PETER KREUSER

DR. LOTHAR MEYER
since May 23, 2002

CHRISTOPH SCHMIDT

JÜRGEN E. SCHREMPP
until May 23, 2002

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON
since May 23, 2002

PROF. DR. DR. H. C.
HANS-WERNER SINN

HELMUT WUNDER

BOARD OF MANAGING DIRECTORS

STEPHAN BUB
Group Corporate Center:
Chief Market Risk Officer
HVB Corporates & Markets:
Global Credits

DR. EGBERT EISELE
HVB Real Estate
Shared Services

DR. STEFAN JENTZSCH
Chief Risk Officer (CRO)
HVB Wealth Management
Systems

DR. CLAUS NOLTING
HVB Real Estate:
Germany

DIETER RAMPL
Germany Segment,
HVB Corporates & Markets

GERHARD RANDA
Austria/CEE Segment

DR. DR. H.C. ALBRECHT SCHMIDT
Spokesman of the
Board of Managing Directors

DR. PAUL SIEBERTZ
Group Corporate Center:
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

Income (in millions of €)	Q2 (2002)	Q1 (2002)	Q4 (2001)	Q3 (2001)	Q2 (2001)
Net interest income	1,584	1,769	2,044	1,721	1,814
Provisions for losses on loans and advances	717	527	739	532	435
Net interest income after provisions for losses on loans and advances	867	1,242	1,305	1,189	1,379
Net commission income	684	721	705	693	712
Gains less losses arising from trading securities (trading profit)	171	264	117	227	102
General administrative expenses	1,843	1,925	2,000	1,907	1,914
Balance of other operating income and expenses	32	28	(19)	43	7
Operating profit	**(89)**	**330**	**108**	**245**	**286**
Net income from investments	457	185	541	(65)	34
Amortization of goodwill	54	54	149	55	61
Balance of other income and expenses	(36)	(28)	(44)	(31)	(30)
Profit from ordinary activities/ Net income before taxes	**278**	**433**	**456**	**94**	**229**
Income taxes	93	147	211	32	78
Net income	**185**	**286**	**245**	**62**	**151**
Minority interest in net income	—	(14)	26	6	(20)
Consolidated profit	**185**	**272**	**271**	**68**	**131**

Earnings per share as per IAS (excl. amortization of goodwill in €)	0.44	0.61	0.78	0.23	0.36
Earnings per share as per IAS (in €)	0.34	0.51	0.51	0.12	0.25

Key Indicators (in %)	6/30/2002	3/31/2002	12/31/2001	9/30/2001	6/30/2001
Return on equity after taxes (excl. amortization of goodwill)	6.0	6.9	6.5	5.8	7.4
Return on equity after taxes	4.8	5.7	4.9	4.6	6.2
Cost-income ratio (based on operating revenues)	71.7	69.2	68.5	68.0	66.5
Cost-income ratio (based on earnings from ordinary activities)	65.8	66.7	68.1	70.3	68.0
Ratio of net commission income to operating revenues	26.7	25.9	25.5	25.7	25.7
Balance sheet figures (in billions of €)					
Total assets	712.2	717.6	728.2	724.6	731.7
Total lending volume	448.7	454.2	454.3	451.3	456.3
Shareholders' equity	22.4	24.7	25.1	19.7	20.0
Key capital ratios compliant with BIS					
Core capital (in billions of €)	21.9	22.3	21.7	22.0	22.0
Equity funds (in billions of €)	40.1	42.0	41.5	41.9	43.5
Risk assets (in billions of €)	352.9	365.9	365.1	361.9	368.3
Core capital ratio (in %)	6.2	6.1	6.0	6.1	6.0
Equity funds ratio (in %)	10.3	10.4	10.3	10.2	10.3
Share information					
Share price (in €)	33.00	42.00	34.32	31.79	58.40
Market capitalization (in billions of €)	17.7	22.5	18.4	17.0	31.3

Employees	66,752	68,090	69,520	71,131	71,228
Branch offices	2,136	2,174	2,238	2,284	2,367

IMPORTANT DATES 2002/2003

Third-quarter earnings	October 24, 2002
Preliminary annual results	February 19, 2003
Annual press conference	March 27, 2003
Annual analyst conference	March 27, 2003
Annual General Meeting of	
Shareholders	May 14, 2003
ICM International Congress Center	
Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
First-quarter earnings	May 14, 2003

CONTACTS

Should you have any questions about our reports, please contact our Investor Relations department by

calling
+49 89 378-25276,
faxing
+49 89 378-24083, or
e-mailing
ir@hypovereinsbank.de.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged and full version

Interim reports (English/German) for the first, second, and third quarters

Annual Report Lexicon (available in German only)

Human Resources Report

Sustainability Report

For a current list of branches, visit our website at www.hvb.de/filialen

ORDERING

To order one of the publications listed here, please contact our Reporting Service by calling
+49 89 89506075,
or faxing
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This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

PUBLISHED BY

Bayerische
Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout:
Gottschalk+Ash Int'l

Typesetting:
Max Vornehm GmbH
Printing: Mediahaus
Walter Biering GmbH

Print deadline: July 24, 20(
Publication date:
July 31, 2002

Printed in Germany

Interim Report at September 30, 2002

HVB Group

CONTENTS

BUSINESS DEVELOPMENT

NOTES

Key Indicators (in %)	1/1–9/30/2002	2001
Return on equity after taxes (excl. amortization of goodwill)	1.8	6.5
Return on equity after taxes	0.7	4.9
Cost-income ratio (based on operating revenues and incl. restructuring expenses)	73.2	68.5
Ratio of net commission income to operating revenues	26.7	25.5
Earnings	1/1–9/30/2002	1/1–9/30/2001
Net income before taxes (in millions of €)	264	1,093
Profit (in millions of €)	97	667
Earnings per share as per IAS (excl. amortization of goodwill in €)	0.49	1.57
Earnings per share as per IAS (in €)	0.18	1.24
Balance sheet figures (in billions of €)	9/30/2002	12/31/2001
Total assets	714.2	728.2
Total lending volume	445.0	454.3
Shareholders' equity	17.3	25.1
Key capital ratios compliant with BIS	9/30/2002	12/31/2001
Core capital (in billions of €)	20.2	21.7
Equity funds (in billions of €)	35.4	41.5
Risk assets (in billions of €)	352.6	365.1
Core capital ratio (in %)	5.7	6.0
Equity funds ratio (in %)	9.2	10.3
Share information	1/1–9/30/2002	2001
Share price: Reporting date (in €)	13.42	34.32
High (in €)	42.55	68.06
Low (in €)	13.42	27.40
Market capitalization (in billions of €)	7.2	18.4
	9/30/2002	12/31/2001
Employees	66,763	69,520
Branch offices	2,092	2,238

TRENDS IN EARNINGS

In the third quarter of this extremely difficult year for banks, the macro-economic climate has deteriorated even further. Growth projections have been revised sharply downward, while the list of bankruptcies, which included a number of large companies already at the beginning of the year, is continuing to grow and investor and consumer confidence waned further. The international capital markets have seen dramatic collapses in prices, coupled with extremely high volatilities in both equities and fixed-income securities. Spreads on the bond market have widened to levels never seen before as greater risks were feared. All in all, this equates to an extremely difficult climate for the banking industry as a whole, and not least for the HVB Group, especially since the signs portending a lengthy period of stagnation have become much more apparent.

Against this backdrop, operating revenues have been affected by contracting trading profits and fee and commission income. At the same time, we have again made considerable additions to loan-loss provisions. We systematically implemented the cost-cutting measures initiated

in the spring of this year and depressed general administrative expenses well below the figure at this point last year. In the process, the number of offices we maintain has fallen by 146 since the start of the year to 2,092, and the total workforce in the corporate group has declined by 2,757 to 66,763.

Individual components of results:
Net interest income has improved over the last quarter. At €5.0 billion, it is still some 6% down compared with the first nine months of 2001 though. We explained the main reasons for this back at the six-month point: the deliberate reduction of risk assets; lower income from investments, including companies valued at equity; the effects of deconsolidation; and the impact of exchange-rate changes arising from a weaker U.S. dollar and Polish zloty.

The number of bankruptcies in Germany continued to rise in the third quarter, and even a series of foreign borrowers suffered a considerable decline in their credit ratings, with the international rating agencies downgrading the debt of several enterprises. Consequently, we have again had to sharply raise the level of our loan-loss provisions. Given the situation as it stands now, we expect to have total provisions for losses on loans and advances of around €3.3 billion for the year as a whole, with prorated figures for the first nine months stated here.

Net commission income remained 6.7% below the equivalent figure last year, mostly due to persistently low earnings from securities and custodial operations. The ratio of net commission income to total operating revenues rose to 26.7% from 25.5% in 2001.

The rise in trading profit over last year is still satisfactory. Despite the weak capital markets, it was up almost 4% to €493 million, remaining positive again in the third quarter. The increase compared with last year results from both price-related and interest rate and currency-related operations.

The comparison for the balance of other operating income and expenses is distorted by gains on the sale of Foreign & Colonial and the Swiss subsidiary of Bank Austria Creditanstalt totaling some €400 million, together with deconsolidations in the current year. Without these non-recurring factors, total operating income would have fallen 4.3% compared with the first nine months of 2001.

General administrative expenses at €5,545 million remained 3.3% below last year's level. This figure includes prorated, planned restructuring expenses totaling €225 million. Excluding these expenses, general administrative expenses fell 6%. We calculate the cost-income ratio as the percentage of total operating revenues made up by general administrative expenses; including restructuring expenses, this ratio amounts to 73.2% after 68.5% in 2001, or 70.2% after 67.7% without these expenses. That the measures we have implemented to cut costs are beginning to take effect is demonstrated by the 4% decline in general administrative expenses between the second and third quarters of the year. We intend to initiate further steps aimed at reducing our cost base before the end of the year.

In contrast to U.S. GAAP, IAS requires us to take scheduled amortization on goodwill. The related charges totaled €164 million in the first nine months of the year.

The various business segments contributed the following amounts to the total for net income before taxes of €264 million:

Germany	losses of €351 million
Austria and CEE	€ 73 million
Real Estate	€119 million
Corporates & Markets	€ 43 million
Wealth Management	€ 24 million
Real Estate Workout	losses of €116 million.

Since the beginning of the year, we have been running the HVB Group under the new management structure which is described in detail in our 2001 Annual Report (see "New Orientation of the HVB Group" in the Annual Review). We have therefore switched our segment

reporting to the new structure in the present interim report accordingly. In order to provide a meaningful comparison, the prior year amounts have been restated in the new structure and shown proportionately alongside the current figures.

The net income before taxes reported by the segment covering Germany was affected by both rising loan-loss provisions and contracting operating revenues.

In contrast, lower levels of loan-loss provisions and the decline in general administrative expenses helped to achieve a turnaround in the results of the segment covering Austria and CEE. Overall, the Bank Austria Group, including the results from the global business segments and taking into account group-specific items such as amortization and refinancing expense of goodwill, contributed €148 million to the pre-tax earnings of the HVB Group.

The system of segment reporting we employ at the HVB Group calls for all income and expenses to be allocated to the business segments in line with causation, irrespective of whether they are incurred directly by a group company or accrue at corporate level, as is the case with the group-specific items mentioned above. This automatically results in the contribution to net income made by the Bank Austria Group deviating from its primary net income from the corporate viewpoint. The same holds true for all group companies for whom group-specific items are applicable. Bank Austria publishes the primary net income for the Bank Austria Group, totaling €304 million at September 30, 2002, separately.

The Real Estate segment achieved the best contribution to net income at €119 million, even though we made higher loan-loss provisions here as well.

The Corporates & Markets segment managed to buck the difficult market environment to record a sharp rise in trading profit. Despite this, a not inconsiderable rise in loan-loss provisions teamed up with a decline in net interest income to produce a distinct fall in the segment's contribution to net income.

In the Wealth Management segment, we were able to partially compensate for the decline in net interest and commission income by cutting costs. The comparison with the equivalent period for 2001 is distorted by the underlying effect of the gains on the sale of our holding in Foreign & Colonial realized last year.

All in all, despite the best efforts of our workforce, the unusually weak market environment resulted in as a whole return on equity after taxes and excluding amortization of goodwill falling to 1.8% from 6.5% in 2001 in the HVB Group.

BALANCE SHEET TRENDS

Total assets of the HVB Group amounted to €714.2 billion at September 30, 2002, down 1.9% on the year-end total. The decline can be attributed primarily to a fall in loans and advances to customers (down 3.0%) and lower valuations for our investments, caused for the most part by tumbling stock markets. The volume of lending declined to €445 billion. Business continued to develop slowly in mortgage banking operations, which exclude the real estate loans recorded on the commercial banking side. In terms of aggregate new commitments, the total of €18.8 billion is 13.6% lower than at this point last year. New mortgage loan commitments are down 25.6% on the prior-year figure as a result of weak performance in Germany, while the equivalent figure on the municipal lending side has improved 2.8%.

Risk assets have declined since the start of the year, down 3.5% to €352.6 billion. Among other things, this results from our securitization activities together with deconsolidations. At 5.7%, the core capital ratio is below the 6.0% reported at year-end 2001, while the equity funds ratio has narrowed from 10.3% to 9.2% during the same period. It is planned to bring both ratios back close to 6% and 10% by the end of the year.

OTHER INFORMATION

The present interim report has been prepared in accordance with IAS 34. In addition, we have followed DRS 6 (German Accounting Standards) rules on interim financial reporting. We are reporting on the results in the business segments not just for the period since the start of the year, but also separately for the individual quarters. In doing so, we have applied the same accounting and valuation principles as in the consolidated financial statements of 2001. When comparing the equivalent-period figures, it should be remembered that we applied IAS 39 (Financial Instruments: Recognition and Measurement) and IAS 40 (Investment Property) for the first time at year-end 2001. The initial application has not resulted in any notable adjustments to the income statement.

With a view to bundling our activities in commercial real estate finance and to boosting the efficiency of our Real Estate business segment, we are looking to increase our holding in HVB Real Estate Bank from around 80% to 100%. Consequently, we have made a public offer to the shareholders of HVB Real Estate Bank to acquire the shares they hold. The offer closes on November 8, 2002.

OUTLOOK

The persistently poor economic climate and the dramatic fall in prices on the international markets in general and the German markets in particular have worked together to considerably depress our earnings. A fundamental improvement on the income side cannot be expected before the end of the year and as reported we have already budgeted a higher figure for loan-loss provisions. However, the cost-cutting measures we have initiated will help to materially relieve the expenses side. We have expanded our cost-cutting programs, which means that we will achieve the previously budgeted savings earlier than planned before going on to exceed them far more than envisaged. Already at the mid-point in the year, we took a step back from our original targets for the year as a whole. If the markets – as we assume – remain weak and we do not take extraordinary measures, payment of the dividend would be questionable.

EARNINGS/EXPENSES

	Notes	1/1–9/30/ 2002 in millions of €	1/1–9/30/ 2001 in millions of €	Change in millions of €	Change in %
Interest and similar income		24,983	30,307	– 5,324	– 17.6
Interest expense and similar charges		19,997	25,020	– 5,023	– 20.1
Net interest income	2	4,986	5,287	– 301	– 5.7
Provisions for losses on loans and advances	3	2,476	1,335	+ 1,141	+ 85.5
Net interest income after provisions for losses on loans and advances		2,510	3,952	– 1,142	– 36.5
Fee and commission income		2,472	2,650	– 178	– 6.7
Fee and commission expenses		446	478	– 32	– 6.7
Net commission income	4	2,026	2,172	– 146	– 6.7
Gains less losses arising from trading securities (trading profit)	5	493	475	+ 18	+ 3.8
General administrative expenses	6	5,545	5,735	– 190	– 3.3
Balance of other operating income and expenses	7	73	504	– 431	– 85.5
Operating profit		**(443)**	**1,368**	**– 1,811**	**>– 100.0**
Net income from investments		970	(11)	+ 981	>+ 100.0
Amortization of goodwill		164	172	– 8	– 4.7
Balance of other income and expenses	8	(99)	(92)	– 7	– 7.6
Profit from ordinary activities/ Net income before taxes		**264**	**1,093**	**– 829**	**– 75.8**
Income taxes		138	371	– 233	– 62.8
Net income after taxes		**126**	**722**	**– 596**	**– 82.5**
Minority interest in net income		(29)	(55)	+ 26	+ 47.3
Consolidated profit		**97**	**667**	**– 570**	**– 85.5**

		1/1–9/30 2002 in €	1/1–9/30 2001 in €
Earnings per share (adjusted for amortization of goodwill)	9	0.49	1.57
Earnings per share	9	0.18	1.24

Since no conversion rights or option rights to approved capital existed at September 30, 2002, there is no calculation of diluted earnings per share.

EARNINGS/EXPENSES

	Notes	7/1–9/30/ 2002 in millions of €	7/1–9/30/ 2001 in millions of €	Change in millions of €	Change in %
Interest and similar income		7,963	9,609	–1,646	– 17.1
Interest expense and similar charges		6,330	7,888	–1,558	– 19.8
Net interest income	2	1,633	1,721	– 88	– 5.1
Provisions for losses on loans and advances	3	1,232	532	+ 700	>+100.0
Net interest income after provisions for losses on loans and advances		401	1,189	– 788	– 66.3
Fee and commission income		747	811	– 64	– 7.9
Fee and commission expenses		126	118	+ 8	+ 6.8
Net commission income	4	621	693	– 72	– 10.4
Gains less losses arising from trading securities (trading profit)	5	58	227	– 169	– 74.4
General administrative expenses	6	1,777	1,907	– 130	– 6.8
Balance of other operating income and expenses	7	13	43	– 30	– 69.8
Operating profit		**(684)**	**245**	**– 929**	**>– 100.0**
Net income from investments		328	(65)	+ 393	>+100.0
Amortization of goodwill		56	55	+ 1	+ 1.8
Balance of other income and expenses	8	(35)	(31)	– 4	– 12.9
Profit from ordinary activities/ Net income before taxes		**(447)**	**94**	**– 541**	**>– 100.0**
Income taxes		(102)	32	– 134	>– 100.0
Net income after taxes		**(345)**	**62**	**– 407**	**>– 100.0**
Minority interest in net income		(15)	6	– 21	>– 100.0
Consolidated profit		**(360)**	**68**	**– 428**	**>– 100.0**

	Notes	7/1–9/30 2002 in €	7/1–9/30 2001 in €
Earnings per share (adjusted for amortization of goodwill)	9	(0.56)	0.23
Earnings per share	9	(0.67)	0.12

AT SEPTEMBER 30, 2002

ASSETS

	Notes	9/30/2002 in millions of €	12/31/2001 in millions of €	Change in millions of €	Change in %
Cash reserve		7,867	8,036	– 169	– 2.1
Assets held for trading purposes	10	77,794	69,210	+ 8,584	+12.4
Placements with, and loans and advances to, other banks	11	89,836	89,499	+ 337	+ 0.4
including:					
Mortgage loans		392	384	+ 8	+ 2.1
Municipal loans		22,665	23,395	– 730	– 3.1
Loans and advances to customers	11	417,963	431,060	–13,097	– 3.0
including:					
Mortgage loans		174,997	174,607	+ 390	+ 0.2
Municipal loans		61,844	64,477	– 2,633	– 4.1
Total provisions for losses on loans and advances	12	(14,193)	(12,852)	– 1,341	–10.4
Investments	13	104,954	114,493	– 9,539	– 8.3
Property, plant and equipment		3,960	4,736	– 776	–16.4
Intangible assets		3,501	3,634	– 133	– 3.7
Other assets		22,478	20,354	+ 2,124	+10.4
Total assets		**714,160**	**728,170**	**– 14,010**	**– 1.9**

LIABILITIES

	Notes	9/30/2002 in millions of €	12/31/2001 in millions of €	Change in millions of €	Change in %
Deposits from other banks	14	146,732	145,170	+ 1,562	+ 1.1
including:					
Registered mortgage bonds and public-sector bonds in issue		11,535	10,546	+ 989	+ 9.4
Amounts owed to other depositors	15	204,309	215,404	−11,095	− 5.2
including:					
Registered mortgage bonds and public-sector bonds in issue		43,165	43,742	− 577	− 1.3
Promissory notes and other liabilities evidenced by paper	16	244,187	256,421	−12,234	− 4.8
including:					
Mortgage bonds and public-sector bonds		139,793	136,028	+ 3,765	+ 2.8
Liabilities held for trading purposes		44,495	29,150	+15,345	+ 52.6
Provisions	17	9,442	9,490	− 48	− 0.5
Other liabilities		22,364	20,888	+ 1,476	+ 7.1
Subordinated capital	18	23,770	23,487	+ 283	+ 1.2
Minority interest		1,592	3,050	− 1,458	− 47.8
Shareholders' equity		17,269	25,110	− 7,841	− 31.2
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		13,142	13,133	+ 9	+ 0.1
Retained earnings		4,225	4,326	− 101	− 2.3
Change in valuation of financial instruments		(1,804)[1]	5,585	− 7,389	>−100.0
Consolidated profit 2001		—	457	− 457	−100.0
Profit 1/1−9/30/2002		97	—	+ 97	>+100.0
Total shareholders' equity and liabilities		**714,160**	**728,170**	**− 14,010**	− **1.9**

[1] At Oct. 21, 2002 the available-for-sale reserve was again positive.

IN SHAREHOLDERS' EQUITY

in millions of €	2002	2001
Shareholders' equity at January 1	**25,110**	**19,595**
Changes from 1/1–9/30		
Subscribed capital	—	2
Additional paid-in capital		
Capital increases	—	45
Change in holdings of, and net income from, treasury stock	9	(135)
Retained earnings		
Change in group of consolidated companies and changes in foreign exchange rates	(101)	(13)
Change in valuation of financial instruments	(7,389)	—
Consolidated profit (Dividend payment of HypoVereinsbank AG)[1]	(457)	(456)
Profit 1/1–9/30	97	667
Shareholders' equity at September 30	**17,269**	**19,705**

[1] At the Annual General Meeting of Shareholders on May 23, 2002, the Bank proposed to pay an advance share in profits of €0.08 per non-voting preferred stock (making a total payout of €1.2 million) and a dividend of €0.85 per eligible share of common stock and non-voting preferred stock from the consolidated profit for the year 2001 (€457 million).

in millions of €	2002	2001
Cash and cash equivalents at January 1	**8,036**	**6,509**
Cash flow from operating activities	(278)	8,054
Cash flow from investment activities	1,808	(10,035)
Cash flow from financing activities	(1,524)	774
Effects of exchange rate changes on cash and cash equivalents	(175)	2
Cash and cash equivalents at September 30	**7,867**	**5,304**

1

SEGMENT REPORTING
OPERATING PERFORMANCE BY SEGMENT
FROM JANUARY 1 TO SEPTEMBER 30, 2002

in millions of €	Germany	Austria and CEE	Real Estate
Net interest income			
1/1–9/30/2002	1,792	1,517	1,093
3/4 of 2001	1,810	1,529	1,186
Provisions for losses on loans and advances			
1/1–9/30/2002	697	407	681
3/4 of 2001	443	478	445
Net commission income			
1/1–9/30/2002	706	693	81
3/4 of 2001	890	668	50
Gains less losses arising from trading securities (trading profit)			
1/1–9/30/2002	2	22	(3)
3/4 of 2001	15	77	(1)
General administrative expense			
1/1–9/30/2002	2,124	1,687	424
3/4 of 2001	2,129	1,840	475
Balance of other operating income and expenses			
1/1–9/30/2002	17	12	22
3/4 of 2001	11	26	44
Operating profit			
1/1–9/30/2002	(304)	150	88
3/4 of 2001	154	(18)	359
Net income from investments			
1/1–9/30/2002	(23)	(21)	35
3/4 of 2001	(1)	(8)	53

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
914	57	(8)	(379)	4,986
1,227	66	(6)	(314)	5,498
677	14	—	—	2,476
301	17	(105)	(23)	1,556
351	306	1	(112)	2,026
353	332	—	(135)	2,158
423	2	—	47	493
290	1	—	62	444
919	309	29	53	5,545
1,010	329	38	(20)	5,801
24	(3)	(5)	6	73
4	285	1	(7)	364
116	39	(41)	(491)	(443)
563	338	62	(351)	1,107
(23)	(2)	—	1,004	970
(30)	—	(104)	488	398

OPERATING PERFORMANCE BY SEGMENT FROM JANUARY 1 TO SEPTEMBER 30, 2002 (continued)

in millions of €	Germany	Austria and CEE	Real Estate
Amortization of goodwill			
1/1–9/30/2002	22	54	3
¾ of 2001	100	53	2
Balance of other income and expenses			
1/1–9/30/2002	(2)	(2)	(1)
¾ of 2001	(10)	(8)	(4)
Profit from ordinary activities/ Net income before taxes			
1/1–9/30/2002	(351)	73	119
¾ of 2001	43	(87)	406
of which:			
Bank Austria Group[1]			
1/1–9/30/2002		73	
¾ of 2001		(87)	

[1] Cf. comments on trends in earnings.

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
42	12	—	31	164
38	11	—	37	241
(8)	(1)	(75)	(10)	(99)
(5)	(1)	(52)	(22)	(102)
43	24	(116)	472	264
490	326	(94)	78	1,162
39	13		23	148
187	10		130	240

OPERATING PERFORMANCE BY SEGMENT QUARTERLY OVERVIEW

in millions of €	Germany	Austria and CEE	Real Estate
Net interest income			
1st Quarter of 2002	596	500	378
2nd Quarter of 2002	594	515	368
3rd Quarter of 2002	602	502	347
¼ of 2001	603	510	395
Provisions for losses on loans and advances			
1st Quarter of 2002	160	168	132
2nd Quarter of 2002	175	134	258
3rd Quarter of 2002	362	105	291
¼ of 2001	148	159	148
Net commission income			
1st Quarter of 2002	259	244	35
2nd Quarter of 2002	259	228	22
3rd Quarter of 2002	188	221	24
¼ of 2001	297	223	17
Gains less losses arising from trading securities (trading profit)			
1st Quarter of 2002	—	8	—
2nd Quarter of 2002	1	10	(1)
3rd Quarter of 2002	1	4	(2)
¼ of 2001	5	26	—
General administrative expense			
1st Quarter of 2002	741	597	143
2nd Quarter of 2002	656	539	145
3rd Quarter of 2002	727	551	136
¼ of 2001	710	613	158
Balance of other operating income and expenses			
1st Quarter of 2002	5	3	5
2nd Quarter of 2002	13	1	8
3rd Quarter of 2002	(1)	8	9
¼ of 2001	4	9	15
Operating profit			
1st Quarter of 2002	(41)	(10)	143
2nd Quarter of 2002	36	81	(6)
3rd Quarter of 2002	(299)	79	(49)
¼ of 2001	51	(4)	121
Net income from investments			
1st Quarter of 2002	(6)	7	(19)
2nd Quarter of 2002	(7)	(27)	12
3rd Quarter of 2002	(10)	(1)	42
¼ of 2001	—	(3)	18

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
364	17	(3)	(83)	1,769
221	21	(2)	(133)	1,584
329	19	(3)	(163)	1,633
409	22	(2)	(104)	1,833
65	2	—	—	527
146	4	—	—	717
466	8	—	—	1,232
100	6	(35)	(7)	519
87	99	—	(3)	721
133	111	—	(69)	684
131	96	1	(40)	621
118	111	—	(47)	719
238	—	—	18	264
118	3	—	40	171
67	(1)	—	(11)	58
97	—	—	20	148
297	113	9	25	1,925
372	94	9	28	1,843
250	102	11	—	1,777
337	110	13	(7)	1,934
4	4	(2)	9	28
14	1	(1)	(4)	32
6	(8)	(2)	1	13
1	95	1	(4)	121
331	5	(14)	(84)	330
(32)	38	(12)	(194)	(89)
(183)	(4)	(15)	(213)	(684)
188	112	21	(121)	368
(9)	2	—	210	185
9	(2)	—	472	457
(23)	(2)	—	322	328
(10)	—	(35)	163	133

OPERATING PERFORMANCE BY SEGMENT QUARTERLY OVERVIEW (continued)

in millions of €	Germany	Austria and CEE	Real Estate
Amortization of goodwill			
1st Quarter of 2002	7	19	1
2nd Quarter of 2002	7	17	—
3rd Quarter of 2002	8	18	2
1/4 of 2001	33	18	1
Balance of other income and expenses			
1st Quarter of 2002	(1)	—	—
2nd Quarter of 2002	—	(1)	(1)
3rd Quarter of 2002	(1)	(1)	—
1/4 of 2001	(3)	(3)	(1)
Profit from ordinary activities/ Net income before taxes			
1st Quarter of 2002	(55)	(22)	123
2nd Quarter of 2002	22	36	5
3rd Quarter of 2002	(318)	59	(9)
1/4 of 2001	15	(28)	137
of which:			
Bank Austria Group[1]			
1st Quarter of 2002		(22)	
2nd Quarter of 2002		36	
3rd Quarter of 2002		59	
1/4 of 2001		(28)	

[1] Cf. comments on trends in earnings.

KEY RATIOS, BY SEGMENT

in %	Germany
Cost-income ratio (based on operating earnings)	
1/1– 9/30/2002	84.4
1/1–12/31/2001	78.1
Return on equity after taxes, net of amortization of goodwill	
1/1– 9/30/2002	(6.2)
1/1–12/31/2001	3.2
Return on equity after taxes	
1/1– 9/30/2002	(4.7)
1/1–12/31/2001	0.7

Corporates & Markets	Wealth Management	Real Estate Workout	Other/ Consolidation	Group
12	4	—	11	54
11	4	—	15	54
19	4	—	5	56
13	4	—	11	80
(3)	—	(20)	(4)	(28)
(5)	—	(25)	(4)	(36)
—	(1)	(30)	(2)	(35)
(2)	—	(17)	(8)	(34)
307	3	(34)	111	433
(39)	32	(37)	259	278
(225)	(11)	(45)	102	(447)
163	108	(31)	23	387
67	4		12	61
(40)	9		(8)	(3)
12	—		19	90
62	3		43	80

Austria and CEE	Real Estate	Corporates & Markets	Wealth Management	Group
75.2	35.5	53.7	85.4	73.2
80.0	37.1	53.9	48.1	68.5
3.5	2.3	1.8	11.8	1.8
(1.1)	6.8	10.3	127.5	6.5
1.3	1.6	0.8	4.8	0.7
(3.2)	6.7	9.2	121.3	4.9

2

NET INTEREST INCOME

in millions of €	1/1–9/30/ 2002	1/1–9/30/ 2001
Interest and similar income from		
lending and money-market transactions	20,439	24,818
fixed-income securities and government-inscribed debt	3,977	4,760
equity securities and other variable-yield securities	225	279
subsidiaries	64	71
companies valued at equity	39	92
participating interests	45	63
investment property	43	—
Interest expense and similar charges for		
deposits	10,723	14,244
promissory notes and other liabilities evidenced by paper	8,331	9,790
subordinated capital	907	940
Net income from lease operations	**115**	**178**
Total	**4,986**	**5,287**

INTEREST MARGIN

in %	9/30/2002	9/30/2001
Based on average risk assets (BIS)	2.05	2.12
Based on average volume of business	1.02	1.09

3

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

in millions of €	1/1–9/30/ 2002	1/1–9/30/ 2001
Additions	3,604	2,283
Reversals	(1,078)	(893)
Payments received for written-off loans	(50)	(55)
Total	**2,476**	**1,335**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

4

NET COMMISSION INCOME

in millions of €	1/1–9/30/ 2002	1/1–9/30/ 2001
Securities and custodial services	822	945
Foreign trade operations	312	313
Money transfer operations	366	388
Lending operations	353	335
Other service operations	173	191
Total	**2,026**	**2,172**

5

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

in millions of €	1/1–9/30/ 2002	1/1–9/30/ 2001
Equity contracts	62	50
Interest rate and currency contracts	431	425
Total	**493**	**475**

This item includes interest and dividend income totaling €598 million and refinancing costs arising from the balance of trading assets and trading liabilities totaling €510 million.

6

GENERAL ADMINISTRATIVE EXPENSES

in millions of €	1/1–9/30/ 2002	1/1–9/30/ 2001
Personnel expense	3,023	3,121
Other administrative expenses	1,972	2,044
Depreciation and amortization on property, plant and equipment, and other assets	550	570
Total	**5,545**	**5,735**

7

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

in millions of €	1/1–9/30/ 2002	1/1–9/30/ 2001
Other operating income	248	749
Other operating expenses	175	245
Balance of other operating income and expenses	**73**	**504**

8

BALANCE OF OTHER INCOME AND EXPENSES

in millions of €	1/1–9/30/ 2002	1/1–9/30/ 2001
Other income	**—**	**—**
Other expenses	**99**	**92**
of which:		
Other taxes	17	24
Losses assumed	82	68
Balance of other income and expenses	**(99)**	**(92)**

9

EARNINGS PER SHARE

	1/1–9/30/ 2002	1/1–9/30/ 2001
Net income adjusted for minority interest (in millions of €)	97	667
Net income adjusted for minority interest and before amortization of goodwill (in € millions)	261	839
Average number of shares	536,288,701	536,088,701
Earnings per share (in €) (excl. amortization of goodwill)	**0.49**	**1.57**
Earnings per share (in €)	**0.18**	**1.24**

10

ASSETS HELD FOR TRADING PURPOSES

in millions of €	9/30/2002	12/31/2001
Debt securities and other fixed-income securities	33,781	36,854
Equity securities and other variable-yield securities	3,533	5,060
Positive market values arising from derivative financial instruments	37,070	23,447
Other assets held for trading purposes	3,410	3,849
Total	**77,794**	**69,210**

11

LENDING VOLUME

By content:

in millions of €	9/30/2002	12/31/2001
Bills, unless shown under loans and advances	360	682
Loans to banks	35,417	37,469
Loans and advances to customers	409,255	416,132
Total	**445,032**	**454,283**
of which:		
Mortgage loans	175,389	174,991
Housing loans	111,244	111,601
Loans to trade and industry and other loans	64,145	63,390
Municipal loans	84,509	87,872

12

PROVISION FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances:

in millions of €	2002	2001
Balance on January 1	**12,852**	**12,754**
Changes affecting income		
+ Gross additions	3,604	2,283
– Write-backs	1,078	893
Changes not affecting income		
+/– Changes in the balance due to initial and final consolidations	(155)	(8)
– Use of existing provisions for losses on loans and advances	868	1,117
+/– Effects of currency translation and other changes not affecting income	(162)	(24)
Balance at September 30	**14,193**	**12,995**

13

INVESTMENTS

in millions of €	9/30/2002	12/31/2001
Held-to-maturity investments		
Debt securities and other fixed-income securities	34,364	37,995
Available-for-sale investments	69,910	75,684
Non-consolidated subsidiaries	2,861	1,988
Companies valued at equity	884	1,245
Participating interests	1,365	2,340
Debt securities and other fixed-income securities	53,991	50,907
Equity securities and other variable-yield securities	10,809	19,204
of which:		
long-term securities	6,132	12,814
Investment property	680	814
Total	**104,954**	**114,493**

14

DEPOSITS FROM OTHER BANKS, BY MATURITY

in millions of €	9/30/2002	12/31/2001
Repayable on demand	5,940	10,910
With agreed maturities	140,792	134,260
Total	**146,732**	**145,170**

15

AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITY

in millions of €	9/30/2002	12/31/2001
Savings deposits and home-loan savings deposits	29,735	29,259
Other deposits	174,574	186,145
repayable on demand	50,272	53,773
with agreed maturities	124,302	132,372
Total	**204,309**	**215,404**

16

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

in millions of €	9/30/2002	12/31/2001
With agreed maturities		
up to 3 months	45,336	55,713
from 3 months to 1 year	43,844	43,507
from 1 year to 5 years	103,441	110,542
from 5 years and over	51,566	46,659
Total	**244,187**	**256,421**

17

PROVISIONS

in millions of €	9/30/2002	12/31/2001
Provisions for pensions		
and similar obligations	4,611	4,591
Tax obligations	4,054	4,001
Restructuring provisions	60	94
Other provisions	717	804
Total	**9,442**	**9,490**

18

SUBORDINATED CAPITAL

in millions of €	9/30/2002	12/31/2001
Subordinated liabilities	16,607	16,867
Participating certificates		
outstanding	2,862	2,970
Hybrid capital instruments	4,301	3,650
Total	**23,770**	**23,487**

19

ANALYSIS OF MORTGAGE BANKING BUSINESS

in millions of €	1/1–9/30/ 2002	1/1–9/30/ 2001
New mortgage loan commitments	9,366	12,582
Housing loans	4,778	6,928
Loans to trade and industry and other loans	4,588	5,654
New municipal loans[1]	9,384	9,129
Total	**18,750**	**21,711**

[1] Municipal loans and public-sector bonds.

20

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

in millions of €	9/30/2002	12/31/2001
Contingent liabilities[1]	35,704	37,683
of which:		
guarantees and indemnities	35,678	37,553
Other commitments	77,031	77,883
of which:		
irrevocable credit commitments	65,981	66,053
Total	**112,735**	**115,566**

[1] The contingent liabilities are offset by equivalent contingent claims.

21

FUTURES CONTRACTS (DERIVATIVES)

The following interest rate, foreign exchange, equity and index-related futures contracts were still outstanding at the reporting date. In addition to counterparty risk, these transactions are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

in billions of €	Nominal amount		Counterparty risk	
	9/30/ 2002	12/31/ 2001	9/30/ 2002	12/31/ 2001
Interest rate derivatives	2,454	2,109	39	23
Foreign exchange derivatives	353	320	6	8
Equity/index derivatives	49	43	4	2
Other transactions	1	—	—	—
Total	**2,857**	**2,472**	**49**	**33**

[1] Including gold.

Taking into account recognized netting agreements brings about a €34 billion reduction in exposure to counterparty risk (positive replacement values), to €15 billion (reduction of € 19 billion to € 14 billion at December 31, 2001).

22

POTENTIAL MARKET RISK OF TRADING ACTIVITIES

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2001, Consolidated Financial Statements and Outlook, page 25 ff.)

Value-at-risk:

in millions of €	9/30/2002	12/31/2001
Interest rate positions	70	89
Foreign exchange positions	16	25
Equity/index positions	45	18
Total	**131**	**132**

SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary chairman

KURT F. VIERMETZ
Chairman

HERBERT BETZ
Deputy chairman

DR. RICHARD TRAUTNER
Deputy chairman

DR. MANFRED BISCHOFF
since July 3, 2002

DR. DIETHART BREIPOHL
until May 23, 2002

HEIDI DENNL

VOLKER DOPPELFELD

ERNST EIGNER

HELMUT GROPPER

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER

ANTON HOFER

DR. EDGAR JANNOTT
until May 23, 2002

MAX DIETRICH KLEY

PETER KÖNIG

HANNS-PETER KREUSER

DR. LOTHAR MEYER
since May 23, 2002

CHRISTOPH SCHMIDT

JÜRGEN E. SCHREMPP
until May 23, 2002

DR. SIEGFRIED SELLITSCH

PROF. DR. WILHELM SIMSON
since May 23, 2002

PROF. DR. DR. H. C.
HANS-WERNER SINN

HELMUT WUNDER

BOARD OF MANAGING DIRECTORS

STEPHAN BUB
Chief Market Risk Officer
HVB Corporates & Markets:
Global Credits

DR. EGBERT EISELE
HVB Real Estate:
Shared Services

DR. STEFAN JENTZSCH
Chief Risk Officer (CRO)
HVB Wealth Management:
Systems

DR. CLAUS NOLTING
HVB Real Estate:
Germany

DIETER RAMPL
Germany Segment,
HVB Corporates & Markets

GERHARD RANDA
Austria/CEE Segment

DR. DR. H.C. ALBRECHT SCHMIDT
Spokesman of the
Board of Managing Directors
Group Corporate Center

DR. PAUL SIEBERTZ
Human Resources Management

DR. WOLFGANG SPRISSLER
Chief Financial Officer (CFO)

Income (in millions of €)	Q3 (2002)	Q2 (2002)	Q1 (2002)	Q4 (2001)	Q3 (2001)
Net interest income	1,633	1,584	1,769	2,044	1,721
Provisions for losses on loans and advances	1,232	717	527	739	532
Net interest income after provisions for losses on loans and advances	401	867	1,242	1,305	1,189
Net commission income	621	684	721	705	693
Gains less losses arising from trading securities (trading profit)	58	171	264	117	--227
General administrative expenses	1,777	1,843	1,925	2,000	1,907
Balance of other operating income and expenses	13	32	28	(19)	43
Operating profit	**(684)**	**(89)**	**330**	**108**	**245**
Net income from investments	328	457	185	541	(65)
Amortization of goodwill	56	54	54	149	55
Balance of other income and expenses	(35)	(36)	(28)	(44)	(31)
Profit from ordinary activities/ Net income before taxes	**(447)**	**278**	**433**	**456**	**94**
Income taxes	(102)	93	147	211	32
Net income	**(345)**	**185**	**286**	**245**	**62**
Minority interest in net income	(15)	—	(14)	26	6
Consolidated profit	**(360)**	**185**	**272**	**271**	**68**

Earnings per share as per IAS (excl. amortization of goodwill in €)	(0.56)	0.44	0.61	0.78	0.23
Earnings per share as per IAS (in €)	(0.67)	0.34	0.51	0.51	0.12

Key Indicators (in %)	9/30/2002	6/30/2002	3/31/2002	12/31/2001	9/30/2001
Return on equity after taxes (excl. amortization of goodwill)	1.8	6.0	6.9	6.5	5.8
Return on equity after taxes	0.7	4.8	5.7	4.9	4.6
Cost-income ratio (based on operating revenues)	73.2	71.7	69.2	68.5	68.0
Cost-income ratio (based on earnings from ordinary activities)	66.9	65.8	66.7	68.1	70.3
Ratio of net commission income to operating revenues	26.7	26.7	25.9	25.5	25.7
Balance sheet figures (in billions of €)					
Total assets	714.2	712.2	717.6	728.2	724.6
Total lending volume	445.0	448.7	454.2	454.3	451.3
Shareholders' equity	17.3	22.4	24.7	25.1	19.7
Key capital ratios compliant with BIS					
Core capital (in billions of €)	20.2	21.9	22.3	21.7	22.0
Equity funds (in billions of €)	35.4	40.1	42.0	41.5	41.9
Risk assets (in billions of €)	352.6	352.9	365.9	365.1	361.9
Core capital ratio (in %)	5.7	6.2	6.1	6.0	6.1
Equity funds ratio (in %)	9.2	10.3	10.4	10.3	10.2
Share information					
Share price (in €)	13.42	33.00	42.00	34.32	31.79
Market capitalization (in billions of €)	7.2	17.7	22.5	18.4	17.0

Employees	66,763	66,752	68,090	69,520	71,131
Branch offices	2,092	2,136	2,174	2,238	2,284

Preliminary annual results	February 19, 2003
Annual press conference	March 27, 2003
Annual analyst conference	March 27, 2003
Annual General Meeting of	
Shareholders	May 14, 2003
ICM International Congress Center	
Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
First-quarter earnings	May 14, 2003
Second-quarter earnings	July 24, 2003
Third-quarter earnings	October 23, 2003

CONTACTS

Should you have any questions about our reports, please contact our Investor Relations department by

calling
+49 89 378-25276,
faxing
+49 89 378-24083, or
e-mailing
ir@hypovereinsbank.de.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged and full version

Interim reports (English/German) for the first, second, and third quarters

Annual Report Lexicon (available in German only)

Human Resources Report

Sustainability Report

For a current list of branches, visit our website at www.hvb.de/filialen

ORDERING

To order one of the publications listed here, please contact our Reporting Service by calling
+49 89 89506075, or
faxing
+49 89 89506030.

This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

PUBLISHED BY

Bayerische
Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout:
Gottschalk+Ash Int'l

Typesetting:
Max Vornehm GmbH
Printing: Mediahaus
Walter Biering GmbH

Print deadline: 10/25/2002
Publication date: 10/30/2002

Printed in Germany

03 JUL 15 AM 7:21

2001

Interim Report at March 31, 2001

The Bank of the Regions

HVB Group

Contents

Financial Highlights

OVERVIEW		
Key Indicators (in %)		
Return on equity after taxes (adjusted for amortization of goodwill)		
Return on equity after taxes		
Cost-income ratio (based on operating revenues)		
Ratio of net commission income to operational earnings		
Earnings		
Operating profit (in millions of €)		
Income before taxes (in millions of €)		
Income after taxes (in millions of €)		
IAS earnings per share (in €)		
IAS earnings per share (adjusted for goodwill amortization in €)		
Balance sheet figures (in billions of €)		
Total assets		
Total lending volume		
Shareholders' equity		
Key Capital Ratios compliant with BIS[1]		
Core capital (in billions of €)		
Total equity (in billions of €)		
Risk assets (in billions of €)		
Core capital ratio (in %)		
Total equity ratio (in %)		
Share information		
Share price: Reporting date (in €)		
High (in €)		
Low (in €)		
Market capitalization (in billions of €)		
Employees		
Branch offices		

[1] 2000 as per approved financial statements.

	1/1–3/31/2001	2000
	10.9	9.2
	9.7	8.5
	61.4	62.6
	24.6	29.6

	1/1–3/31/2001	1/1–3/31/2000
	837	705
	770	617
	509	318
	0.87	0.68
	0.98	0.73

	3/31/2001	12/31/2000
	717.9	716.5
	444.6	449.2
	20.2	19.6

	3/31/2001	12/31/2000
	21.0	19.3
	41.0	39.6
	362.1	355.0
	5.8	5.4
	10.0	10.0

	1/1–3/31/2001	2000
	61.20	60.30
	68.06	72.85
	57.50	55.30
	32.8	32.3

	3/31/2001	12/31/2000
	71,840	72,867
	2,405	2,421

Management's Interim Report

TRENDS IN EARNINGS

The year has started out with a burst of growth; the return on equity after taxes adjusted for amortization of goodwill has reached 10.9% as compared with 9.2% in the prior year. In view of the somewhat difficult conditions in the securities business, we are generally pleased with this result.

The internal development of our Bank of the Regions in Europe is progressing well: The integration of Bank Austria is going according to plan, and we will complete the merger of our activities in America, Asia and Great Britain and other key overlapping areas in Eastern Europe by the end of this year. We have also taken a major step forward in consolidating our professional real estate financing activities. The merger process of our mortgage banks is underway. The new entity, HVB Real Estate Bank AG, is appropriately named to operate internationally. Finally, in the context of the new structures currently taking shape within the European finance sector, we have made a further move to strengthen the foundation of the successful development of the HVB Group: We will be engaged in an exclusive mutual cooperation arrangement with the Munich Re Group. This cooperation opens up mutually beneficial business opportunities to be jointly exploited in the future.

Our first-quarter earnings are measured against the qualitatively excellent and highly profitable first quarter of 2000. Nevertheless, the comparison with the prior-year results shows a strong increase in operating earnings (+44.5%) accompanied, however, by a significant increase in administrative expenses. This is due primarily to first-time consolidation effects of Bank Austria, whose income and expenses we have included in the consolidated financial statements since December 2000, and to SelfTrade, which was shown only on the consolidated balance sheet for fiscal 2000.

Net interest income rose by 44.2%, mainly as a result of the strong increase in business volume after the consolidation of Bank Austria. In addition, the interest margin based on the average business volume improved by four basis points against the prior year to 1.10%.

Loan loss provisions increased by 48.4%. This was almost exclusively the result of first-time consolidation effects. We have stated prorated figures for provisions for losses on loans and advances based on the expected full-year amount.

Growth in net commission income (+10.7%) was slowed by the poor condition of international stock exchanges, which made itself felt especially in the securities and custodial business, and by the prevailing mood of caution in the issuance business. This was one of the contributing factors to the decline in the ratio of net commission income to total operating income to 24.6% (2000: 29.6%).

HIGHER RETURN ON EQUITY AFTER TAXES (ADJUSTED FOR AMORTIZATION OF GOODWILL)


In %
20
15
10
5
12/31/99
12/31/00
3/31/01

Proprietary trading, too, was affected by the stock market climate. The trading profit was €146 million, a decline of 41.4% against the extraordinarily good first quarter of 2000. Compared with the fourth quarter of 2000, however, the trading profit more than tripled.

The other operating results include the profit from the sale of our stake in the London investment company Foreign & Colonial.

In the general administrative expenses we have included the prorated expected annual value and – unlike last year – also included the e-commerce expenses in full. They exceed the prior-year figure (also including e-commerce expenses) by 58.7%, primarily due to first-time consolidation effects. We improved our cost-income ratio to 61.4% (2000: 62.6% including e-commerce expenses).

The various divisions contributed the following amounts to net income before taxes:

Private Customers and Professionals:		€68 million;
Corporate Customers:		€191 million;
Real Estate Finance and Real Estate Customers:		€152 million;
International Markets:		€188 million;
Asset Management:		€382 million;
Real Estate Workout:	losses of	€33 million.

The profit from the sale of our stake in Foreign & Colonial makes up approximately half the income before taxes achieved by the Asset Management division. Compared with the first quarter of the prior year, the Private Customers and Professionals and International Markets divisions were particularly affected by market weakness.


COST-INCOME RATIO


In %
65
60
55
50
12/31/99
12/31/00
3/31/01

BALANCE SHEET TRENDS

At March 31, 2001, total assets of the HypoVereinsbank Group amounted to €717.9 billion, up more than 0.2% on the year-end total. The credit volume declined by 1.0% to €444.6 billion. In the mortgage business we are experiencing a turnaround after the weak market trend of the prior year. We achieved an increase in total new commitments over the previous year's first quarter of 31.8% to €9.7 billion. Mortgage commitments increased by 2.3% to €4.4 billion, and municipal loans jumped a hefty 71.9% to €5.3 billion.

Risk assets have recorded a slight gain of 2.0% to €362.1 billion since the beginning of the year. The core capital ratio (BIS), at 5.8%, is above the level of the end of 2000 (5.4%), while the total equity ratio (BIS) is unchanged at 10.0%.

OTHER INFORMATION

The present interim report has been prepared in accordance with IAS 34. In addition, we have followed the DRS 6 (German Accounting Standards) rules on interim financial reporting. In doing so, we have applied essentially the same accounting and valuation policies as in the consolidated financial statements for 2000. In the Group financial statements 2001 we will employ IAS 39 ("Financial Instruments Application and Valuation") and IAS 40 ("Investment Property") for the first time.

In the first quarter we deconsolidated the London investment company Foreign & Colonial and the Bank Austria Creditanstalt (Switzerland) AG, which we sold in the first quarter. The newly founded financial company Future Return Optimisation GmbH, which serves to hedge portions of our strategic shareholdings and perform short-term money market activities, was consolidated for the first time.

KEY CAPITAL RATIOS COMPLIANT WITH BIS



In %
11.0
9.0
7.0
5.0
9.9
10.0
10.0
5.8
5.4
5.8
Equity capital ratic
Core capital ratio
12/31/99
12/31/00
3/31/01

Income Statement

FROM JANUARY 1 TO MARCH 31, 2001

EARNINGS/EXPENSES	Notes
Interest and similar income	
Interest expense and similar charges	
Net interest income	2
Provisions for losses on loans and advances	3
Net interest income after provisions for losses on loans and advances	
Fee and commission income	
Fee and commission expenses	
Net commission income	4
Gains less losses arising from trading securities (trading profit)	5
General administrative expenses	6
Balance of other operating income and expenses	7
Operating profit	
Net income from investments	
Amortization of goodwill	8
Balance of other income and expenses	9
Profit from ordinary activities	
Balance of extraordinary income and expenses	
Net income before taxes	
Income taxes	
Net income after taxes	
Minority interest in net income	
Consolidated profit	

	Notes
Earnings per share	10
Earnings per share (adjusted for amortization of goodwill)	10

Since no conversion rights or option rights to approved capital existed at March 31, 2001, there is no calculation of diluted earnings per share.

1/1– 3/31/2001 in millions of €	1/1– 3/31/2000 in millions of €	Change in millions of €	Change in %
10,312	7,205	+ 3,107	+ 43.1
8,560	5,990	+ 2,570	+ 42.9
1,752	1,215	+ 537	+ 44.2
368	248	+ 120	+ 48.4
1,384	967	+ 417	+ 43.1
940	795	+ 145	+ 18.2
173	102	+ 71	+ 69.6
767	693	+ 74	+ 10.7
146	248	– 102	– 41.1
1,914	1,206	+ 708	+ 58.7
454	3	+ 451	>+ 100.0
837	**705**	**+ 132**	**+ 18.7**
20	(22)	+ 42	>+ 100.0
56	18	+ 38	>+ 100.0
(31)	(23)	– 8	– 34.8
770	**642**	**+ 128**	**+ 19.9**
—	(25)	+ 25	+ 100.0
770	**617**	**+ 153**	**+ 24.8**
261	299	– 38	– 12.7
509	**318**	**+ 191**	**+ 60.1**
(41)	(30)	– 11	– 36.7
468	**288**	**+ 180**	**+ 62.5**

1/1–3/31/2001 in €	1/1–3/31/2000 in €
0.87	0.68
0.98	0.73

Balance Sheet

AT MARCH 31, 2001

ASSETS		Notes
Cash reserve		
Assets held for trading purposes		11
Placements with, and loans and advances to, other banks		12
including:		
Mortgage loans		
Municipal loans		
Loans and advances to customers		12
including:		
Mortgage loans		
Municipal loans		
Total provisions for losses on loans and advances		13
Investments		14
Property, plant and equipment		
Intangible assets		
Other assets		
Total assets		

3/31/2001 in millions of €	12/31/2000 in millions of €	Change in millions of €	Change in %
3,975	6,509	– 2,534	– 38.9
76,483	79,296	– 2,813	– 3.5
97,979	91,378	+ 6,601	+ 7.2
419	406	+ 13	+ 3.2
25,944	26,080	– 136	– 0.5
420,529	424,372	– 3,843	– 0.9
171,129	170,297	+ 832	+ 0.5
67,555	67,977	– 422	– 0.6
(13,150)	(12,754)	– 396	– 3.1
114,057	109,512	+ 4,545	+ 4.2
5,586	5,677	– 91	– 1.6
3,725	3,862	– 137	– 3.5
8,704	8,662	+ 42	+ 0.5
717,888	**716,514**	**+ 1,374**	**+ 0.2**

Balance Sheet

AT MARCH 31, 2001

LIABILITIES	Notes
Deposits from other banks	15
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Amounts owed to other depositors	16
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Promissory notes and other liabilities evidenced by paper	17
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Provisions	18
Other liabilities	
Subordinated capital	19
Minority interest	
Shareholders' equity	
Subscribed capital	
Additional paid-in capital	
Retained earnings	
Consolidated profit 2000	
Profit 1/1–3/31/2001	
Total liabilities	

3/31/2001 in millions of €	12/31/2000 in millions of €	Change in millions of €	Change in %
160,692	153,217	+ 7,475	+ 4.9
10,066	10,059	+ 7	+ 0.1
203,201	202,093	+ 1,108	+ 0.5
45,719	46,032	– 313	– 0.7
256,827	261,199	– 4,372	– 1.7
139,972	134,512	+ 5,460	+ 4.1
6,919	6,958	– 39	– 0.6
43,749	50,567	– 6,818	– 13.5
22,519	20,703	+ 1,816	+ 8.8
3,804	2,182	+ 1,622	+ 74.3
20,177	19,595	+ 582	+ 3.0
1,607	1,607	—	—
13,228	13,228	—	—
4,418	4,304	+ 114	+ 2.6
456	456	—	—
468	—	+ 468	>+ 100.0
717,888	**716,514**	**+ 1,374**	**+ 0.2**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

in millions of €	2001	2000
Shareholders' equity on January 1	**19,595**	**12,440**
Changes from 1/1–3/31		
Subscribed capital	—	—
Additional paid-in capital	—	—
Retained earnings		
Changes in group of consolidated companies and changes in foreign exchange rates	+ 114	+ 48
Consolidated profit 2000 (Dividend payment of HypoVereinsbank AG)[1]	—	—
Profit 1/1–3/31	+ 468	+ 288
Shareholders' equity on March 31	**20,177**	**12,776**

[1] At the Annual General Meeting of Shareholders on May 22, 2001, the Bank will propose a motion to pay a dividend of €0.08 per share of non-voting preferred stock (making a total payout of €1.2 million) and €0.85 per eligible share of common stock and non-voting preferred stock from the consolidated profit for the year 2000 (€456 million).

CASH FLOW STATEMENT

in millions of €	2001	2000
Cash and cash equivalents on January 1	**6,509**	**5,031**
Cash flow from operating activities	1,051	1,375
Cash flow from investment activities	(5,310)	(4,085)
Cash flow from financing activities	1,749	168
Effects of exchange rate changes on cash and cash equivalents	(24)	8
Cash and cash equivalents on March 31	**3,975**	**2,497**

STATEMENTS

Notes to the Income Statement

(1) SEGMENT REPORTING – OPERATING PERFORMANCE BY DIVISION

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estat[illegible] Finance an[illegible] Real Estat[illegible] Customer[illegible]
Net interest income			
1/1–3/31/2001	801	578	38[illegible]
1/1–3/31/2000	507	315	34[illegible]
Provisions for losses on loans and advances			
1/1–3/31/2001	114	152	9[illegible]
1/1–3/31/2000	70	90	8[illegible]
Net commission income			
1/1–3/31/2001	442	209	2[illegible]
1/1–3/31/2000	448	90	2[illegible]
Gains less losses arising from trading securities (trading profit)			
1/1–3/31/2001	2	6	—
1/1–3/31/2000	—	—	—
General administrative expense			
1/1–3/31/2001	1,061	444	16[illegible]
1/1–3/31/2000	642	186	13[illegible]
Balance of other income and expenses			
1/1–3/31/2001	28	10	[illegible]
1/1–3/31/2000	(4)	2	[illegible]
Profit from ordinary activities			
1/1–3/31/2001	98	207	15[illegible]
1/1–3/31/2000	239	131	14[illegible]
Net income from investments			
1/1–3/31/2001	(4)	2	—
1/1–3/31/2000	—	(7)	[illegible]

International Markets	Asset Management	Real Estate Workout	Other/ Consolidation	Group
197	(2)	(1)	(207)	1,752
118	(6)	14	(73)	1,215
1	—	—	2	368
1	—	—	—	248
68	58	—	(35)	767
72	75	—	(13)	693
126	—	—	12	146
254	(1)	—	(5)	248
207	41	11	(12)	1,914
123	55	12	53	1,206
1	370	—	41	454
1	(3)	—	4	3
184	385	(12)	(179)	837
321	10	2	(140)	705
14	(2)	—	10	20
(27)	8	—	—	(22)

OPERATING PERFORMANCE BY DIVISION (continued)

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers
Amortization of goodwill			
1/1–3/31/2001	23	16	1
1/1–3/31/2000	2	5	1
Balance of other income and expenses			
1/1–3/31/2001	(3)	(2)	(1)
1/1–3/31/2000	(2)	(1)	—
Profit from ordinary activities			
1/1–3/31/2001	68	191	152
1/1–3/31/2000	235	118	145
Balance of extraordinary income and expenses			
1/1–3/31/2001	—	—	—
1/1–3/31/2000	—	—	—
Net income before taxes			
1/1–3/31/2001	68	191	152
1/1–3/31/2000	235	118	145

International Markets	Asset Management	Real Estate Workout	Other/ Consolidation	Group
9	1	—	6	56
2	4	—	4	18
(1)	—	(21)	(3)	(31)
(1)	(1)	(16)	(2)	(23)
188	382	(33)	(178)	770
291	13	(14)	(146)	642
—	—	—	—	—
—	—	—	(25)	(25)
188	382	(33)	(178)	770
291	13	(14)	(171)	617

KEY RATIOS, BY DIVISION

in %	Private Customers and Professionals	Corporate Customers
Cost-income ratio (based on operating earnings)		
1/1– 3/31/2001	83.3	55.3
1/1–12/31/2000	74.0	45.6
Return on equity after taxes (adjusted for amortization of goodwill)		
1/1– 3/31/2001	5.7	9.7
1/1–12/31/2000	13.3	13.0
Return on equity after taxes		
1/1– 3/31/2001	3.5	8.6
1/1–12/31/2000	13.0	12.2

[1] Key ratios for the Real Estate Workout division have no economic significance.

Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout[1]	Group
39.0	52.8	9.6	—	61.4
36.1	45.4	72.9	—	62.6
8.0	20.9	—	—	10.9
6.8	23.6	—	—	9.2
7.9	19.4	—	—	9.7
6.7	22.9	—	—	8.5

(2) NET INTEREST INCOME

in millions of €	1/1–3/31/ 2001	1/1–3/31/ 2000
Income from		
Lending and money-market transactions	8,434	6,111
Fixed-income securities and government-inscribed debt	1,664	951
Equity securities and other variable-yield securities	70	37
Participating interests	21	14
Subsidiaries	18	7
Companies valued at equity	33	4
Expenses for		
Deposits	4,942	3,202
Promissory notes and other liabilities evidenced by paper	3,296	2,539
Subordinated capital	308	188
Leasing operations	**58**	**20**
Total	**1,752**	**1,215**

INTEREST MARGIN

in %	3/31/2001	12/31/2000
Based on average risk assets (BIS)	2.12	2.09
Based on average volume of business	1.10	1.06

(3) PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

in millions of €	1/1–3/31/ 2001	1/1–3/31/ 2000
Additions	652	353
Reversals	(270)	(97)
Payments received for written-off loans	(14)	(8)
Total	**368**	**248**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

(4) NET COMMISSION INCOME

in millions of €	1/1–3/31/ 2001	1/1–3/31/ 2000
Securities and custodial services	354	481
Foreign trade operations	103	55
Money transfer operations	135	41
Lending operations	112	52
Other service operations	63	64
Total	**767**	**693**

(5) GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

in millions of €	1/1–3/31/ 2001	1/1–3/31/ 2000
Equity contracts	42	157
Interest rate and currency contracts	104	91
Total	**146**	**248**

This item includes interest and dividend income totaling €223 million and refinancing costs arising from trading activities totaling €247 million.

(6) GENERAL ADMINISTRATIVE EXPENSES

in millions of €	1/1–3/31/ 2001	1/1–3/31/ 2000
Personnel expense	1,039	659
Other administrative expenses	684	415
Depreciation and amortization on property, plant and equipment, and other assets	191	132
Total	**1,914**	**1,206**

(7) BALANCE OF OTHER OPERATING INCOME AND EXPENSES

in millions of €	1/1–3/31/ 2001	1/1–3/31/ 2000
Other operating income	530	47
Other operating expenses	76	44
Balance of other operating income and expenses	**454**	**3**

(8) AMORTIZATION OF GOODWILL

€30 million of the change since last year are accounted for by Bank Austria and €5 million by SelfTrade.

(9) BALANCE OF OTHER INCOME AND EXPENSES

in millions of €	1/1–3/31/ 2001	1/1–3/31/ 2000
Other income	—	—
Other expenses	**31**	**23**
of which:		
Other taxes	7	5
Losses assumed	24	18
Balance of other income and expenses	**(31)**	**(23)**

(10) EARNINGS PER SHARE

	3/31/2001	12/31/2000
Net income adjusted for minority interest (in millions of €)	468	288
Net income adjusted for minority interest and before amortization of goodwill (in millions of €)	524	306
Average number of shares	535,488,701	421,488,701
Earnings per share (in €)	**0.87**	**0.68**
Earnings per share (adjusted for goodwill amortization in €)	**0.98**	**0.73**

Notes to the Balance Sheet

(11) ASSETS HELD FOR TRADING PURPOSES

in millions of €	3/31/2001	12/31/2000
Debt securities and other fixed-income securities	37,752	34,494
Equity securities and other variable-yield securities	5,938	6,884
Positive market values arising from derivative financial instruments	29,911	35,574
Other assets held for trading purposes	2,882	2,344
Total	**76,483**	**79,296**

(12) LENDING VOLUME

By content:

in millions of €	3/31/2001	12/31/2000
Bills, unless shown under loans and advances	650	675
Loans to banks	37,107	37,391
Loans and advances to customers	406,812	411,097
Total	**444,569**	**449,163**
of which:		
Mortgage loans	171,548	170,703
Housing loans	109,428	108,832
Loans to trade and industry and other loans	62,120	61,871
Municipal loans	93,499	94,057

(13) PROVISION FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances:

in millions of €		2001
Balance on January 1	**12754**	**9661**
Changes affecting income		
+ Gross additions	652	353
– Write-backs	270	97
Changes not affecting income		
+/– Changes in the balance due to initial and final consolidations	(3)	—
– Use of existing provisions for losses on loans and advances	43	15
+/– Effects of currency translation and other changes not affecting income	60	(6)
Balance at March 31	**13,150**	**9,896**

(14) INVESTMENTS

in millions of €	3/31/2001	12/31/2000
Non-consolidated subsidiaries and affiliated companies	1,927	1,911
Companies valued at equity	1,503	1,486
Participating interests	1,907	1,941
Debt securities and other fixed-income securities	95,962	91,909
Equity securities and other variable-yield securities	12,758	12,265
Total	**114,057**	**109,512**

(15) DEPOSITS FROM OTHER BANKS, BY MATURITY

in millions of €	3/31/2001	12/31/2000
Repayable on demand	34,925	11,094
With agreed maturities	125,767	142,123
Total	**160,692**	**153,217**

(16) AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITY

in millions of €	3/31/2001	12/31/2000
Savings deposits and		
home-loan savings deposits	30,773	29,979
Other deposits	172,428	172,114
repayable on demand	49,996	45,705
with agreed maturities	122,432	126,409
Total	**203,201**	**202,093**

(17) PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

in millions of €	3/31/2001	12/31/2000
With agreed maturities		
up to 3 months	49,194	57,990
from 3 months to 1 year	40,597	42,811
from 1 year to 5 years	118,890	114,299
from 5 years and over	48,146	46,099
Total	**256,827**	**261,199**

(18) PROVISIONS

in millions of €	3/31/2001	12/31/2000
Provisions for pensions and similar obligations	4,412	4,381
Tax obligations	1,525	1,542
Restructuring provisions	222	255
Other provisions	760	780
Total	**6,919**	**6,958**

(19) SUBORDINATED CAPITAL

in millions of €	3/31/2001	12/31/2000
Subordinated liabilities	17,623	15,897
Participating certificates outstanding	2,792	2,792
Hybrid capital instruments	2,104	2,014
Total	**22,519**	**20,703**

(20) ANALYSIS OF MORTGAGE BANKING BUSINESS

in millions of €	1/1–3/31/ 2001	1/1–3/31/ 2000
New mortgage loan commitments	4,356	4,256
Housing loans	2,377	2,698
Loans to trade and industry and other loans	1,979	1,558
New municipal loans[1]	5,357	3,116
Total	**9,713**	**7,372**

[1] Municipal loans and public-sector bonds.

(21) CONTINGENT LIABILITIES AND OTHER COMMITMENTS

in millions of €	3/31/2001	12/31/2000
Contingent liabilities[1]	34,329	34,416
of which:		
guarantees and indemnities	33,833	34,249
Other commitments	78,321	80,355
of which:		
irrevocable credit commitments	72,620	76,063
Total	**112,650**	**114,771**

[1] The contingent liabilities are offset by equivalent contingent claims.

(22) FUTURES CONTRACTS

The following interest rate, foreign exchange, equity and index-related futures contracts were still outstanding at the reporting date. In addition to counterparty risk, these transactions are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

in billions of €	Nominal amount		Counterparty risk	
	3/31/ 2001	12/31/ 2000	3/31/ 2001	12/31/ 2000
Interest rate contracts	1,782	1,579	20	19
Currency transactions[1]	377	350	11	11
Equity/index derivates	50	46	2	2
Total	**2,209**	**1,975**	**33**	**32**

[1] Including precious metal derivatives.

(23) POTENTIAL MARKET RISK OF TRADING POSITIONS (VALUE AT RISK)

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value at risk-basis (see Annual Report 2000, Consolidated Financial Statements and Outlook, page 141 ff., for more information on the calculation method). The distinct decline in value at risk results from the conversion of the holding period from 10 days to one day (market standard).

Value at risk:

in millions of €	3/31/2001 held for a day	12/31/2000 held for ten days
Interest rate transactions	39	45
Currency-related transactions	19	34
Equity/index derivatives	22	90
Total	**80**	**169**

Executive Boards

MEMBERS OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary Chairman

KURT F. VIERMETZ
Chairman

HERBERT BETZ
Deputy chairman

DR. RICHARD TRAUTNER
Deputy chairman

DR. DIETHART BREIPOHL

HEIDI DENNL

VOLKER DOPPELFELD

ERNST EIGNER

HELMUT GROPPER

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER

ANTON HOFER

DR. EDGAR JANNOTT

MAX DIETRICH KLEY

PETER KÖNIG

HANNS-PETER KREUSER

CHRISTOPH SCHMIDT

JÜRGEN E. SCHREMPP

DR. SIEGFRIED SELLITSCH
since January 17, 2001

PROF. DR. PROFESSOR HANS WERNER SINN

HELMUT WUNDER

MEMBERS OF THE BOARD OF MANAGING DIRECTORS

CORPORATE DIVISIONS

Private Customers and Professionals	Dr. Stephan Schüller
Corporate Customers	Dieter Rampl
Real Estate Finance and Real Estate Customers	Dr. Egbert Eisele Dr. Claus Nolting
International Markets	Dr. Norbert Juchem Dieter Rampl Stephan Bub, since February 1, 2001
Asset Management	Dr. Stephan Schüller, until April 30, 2001 Dr. Stefan Jentzsch, since May 1, 2001
Real Estate Workout	Dr. Egbert Eisele

REGIONS

Austria Central and Eastern Europe Russia	Gerhard Randa
The Americas Asia	Stephan Bub, since February 1, 2001

SERVICE DIVISIONS

Internal Services WebPower	Dr. Eberhard Rauch
Group Services	Dr. Albrecht Schmidt Dr. Paul Siebertz Dr. Wolfgang Sprissler

Quarterly Figures

Income (in millions of €)	Q1 (2001)
Net interest income	1,752
Provisions for losses on loans and advances	368
Net interest income after provisions for losses on loans and advances	1,384
Net commission income	767
Gains less losses arising from trading securities (trading profit)	146
General administrative expenses	1,914
Balance of other operating income and expenses	454
Operating profit	**837**
Net income from investments	20
Amortization of goodwill	56
Balance of other income and expenses	(31)
Profit from ordinary activities	**770**
Balance of extraordinary income and expenses	—
Net income before taxes	**770**
Income taxes	261
Net income after taxes	**509**
Minority interest in net income	(41)
Consolidated profit	**468**

IAS earnings per share (in €)	0.87
IAS earnings per share (adjusted for goodwill amortization in €)	0.98

Q4 (2000)	Q3 (2000)	Q2 (2000)	Q1 (2000)
1,479	1,247	1,209	1,215
399	291	248	248
1,080	956	961	967
654	540	536	693
43	189	68	248
1,400	1,282	1,229	1,206
26	9	17	3
403	**412**	**353**	**705**
125	(33)	255	(22)
31	20	20	18
(36)	(47)	(25)	(23)
461	**312**	**563**	**642**
(37)	(32)	(32)	(25)
424	**280**	**531**	**617**
22	121	226	299
402	**159**	**305**	**318**
(42)	(10)	(23)	(30)
360	**149**	**282**	**288**

0.80	0.35	0.67	0.68
0.86	0.40	0.72	0.73

Key Indicators (in %)	3/31/2001
Return on equity after taxes (adjusted for amortization of goodwill)	10.9
Return on equity after taxes	9.7
Cost-income ratio (based on operating revenues)	61.4
Cost-income ratio (based on earnings from ordinary activities)	62.7
Ratio of net commission income to operating revenues	24.6
Balance sheet figures (in billions of €)	
Total assets	717.9
Total lending volume	444.6
Shareholders' equity	20.2
Key capital ratios compliant with BIS	
Core capital (in billions of €)	21.0
Total equity (in billions of €)	41.0
Risk assets (in billions of €)	362.1
Core capital ratio (in %)	5.8
Total equity ratio (in %)	10.0
Share information	
Share price (in €)	61.20
Market capitalization (in billions of €)	32.8

Employees	71,840
Branch offices	2,405

12/31/2000	9/30/2000	6/30/2000	3/31/2000
9.2	8.6	10.0	10.1
8.5	7.9	9.4	9.5
62.6	62.2	61.0	55.9
61.8	61.7	58.9	57.5
29.6	29.6	30.8	32.1
716.5	548.2	539.9	519.7
449.2	361.6	354.6	351.1
19.6	12.9	12.7	12.8
19.3	14.9	14.9	14.8
39.6	30.3	30.0	29.9
355.0	271.4	262.4	256.8
5.4	5.5	5.7	5.8
10.0	9.8	10.0	10.4
60.30	62.76	67.66	64.20
32.3	26.5	28.5	27.0
72,867	46,321	45,868	46,239
2,421	1,402	1,408	1,416

Financial Calendar

IMPORTANT DATES 2001/2002	
Second-quarter earnings	July 26, 2001
Third-quarter earnings	October 25, 2001
Preliminary annual results	February 20, 2002
Annual press conference	March 21, 2002
Annual analyst conference	March 21, 2002
Annual General Meeting of	
Shareholders	May 23, 2002
ICM International Congress Center	
Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
First-quarter earnings	May 23, 2002

CONTACTS

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faxing
+49 (0)89 378-2 40 83, or
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SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged or full version

Annual Report Lexicon (available in German only)

Interim reports (English/German) for the first, second, and third quarters

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This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.



2001

Interim Report at June 30, 2001

The Bank of the Regions

HVB Group

Contents

Financial Highlights

OVERVIEW
Key Indicators (in %)
Return on equity after taxes (adjusted for amortization of goodwill)
Return on equity after taxes
Cost-income ratio (based on operating revenues)
Ratio of net commission income to operational earnings
Earnings
Operating profit (in millions of €)
Profit (in millions of €)
IAS earnings per share (adjusted for goodwill amortization in €)
IAS earnings per share (in €)
Balance sheet figures (in billions of €)
Total assets
Total lending volume
Shareholders' equity
Key Capital Ratios compliant with BIS[1]
Core capital (in billions of €)
Total equity (in billions of €)
Risk assets (in billions of €)
Core capital ratio (in %)
Total equity ratio (in %)
Share information
Share price: Reporting date (in €)
High (in €)
Low (in €)
Market capitalization (in billions of €)
Employees
Branch offices

[1] 2000 as per approved financial statements.

	1/1–6/30/2001	2000
	7.4	9.2
	6.2	8.5
	66.5	62.6
	25.7	29.6

	1/1–6/30/2001	1/1–6/30/2000
	1,123	1,058
	599	570
	1.34	1.45
	1.12	1.35

	6/30/2001	12/31/2000
	731.7	716.5
	456.3	449.2
	20.0	19.6

	6/30/2001	12/31/2000
	22.0	19.3
	43.5	39.6
	368.3	355.0
	6.0	5.4
	10.3	10.0

	1/1–6/30/2001	2000
	58.40	60.30
	68.06	72.85
	55.60	55.30
	31.3	32.3

	6/30/2001	12/31/2000
	71,228	72,867
	2,367	2,421

Earnings and Balance Sheet Trends

TRENDS IN EARNINGS

We are not satisfied with our bank's performance in the first half of the year. The difficult market conditions both in private customer and capital market business persisted throughout the second quarter and left their impact on results. Altogether we achieved a return on equity in the first half year of 7.4% (adjusted for amortization of goodwill) and a cost-income ratio of 66.5%, whereby both indicators are lower than our targets for the year.

To improve results, we are focussing this year on the internal reorganization of our Bank of the Regions, as we announced at the beginning of the year. Integration of Bank Austria into the HVB Group is running on schedule. Moreover, we will combine our appearance in the market under a single brand name, namely in retail operations in Germany under the HypoVereinsbank brand, in Austria under the Bank Austria Creditanstalt brand and our leading banks in Poland under a single brand. In this way we will reinforce our marketing strength. In addition, we are streamlining our activities in commercial real estate financing under the new HVB Real Estate Bank AG. This internal reorganization should enable us to achieve synergies of €1.2 billion by the years 2003/2004.

Our earnings for the first half of 2001 continued to show the effects of first-time consolidation: they resulted in a hefty increase in operating earnings (+44.2%) accompanied, however, by a strong rise in loan loss provisions and administrative expenses.

Net interest income, at 47.1%, grew faster than in the first quarter (+44.2%), mainly as a result of the strong increase in business volume after the consolidation of Bank Austria. In addition, the interest margin based on the average business volume improved by five basis points against the prior year to 1.11%.

Loan loss provisions increased by 61.9%. This was almost exclusively the result of first-time consolidation effects. We have stated prorated figures for provisions for losses on loans and advances for the first six months based on the expected full-year amount.

Growth in net commission income, at 20.3%, was nearly twice as strong as in the first quarter (+10.7%). However, growth in this area was slowed by poor conditions on international stock exchanges, which made themselves felt especially in the securities and custodial business, and by the prevailing mood of caution in the issuance business. The ratio of net commission income to total operating income rose against the first-quarter figure (24.6%) to 25.7%.

The trading profit, at €248 million, was also affected by the stock market climate, although the 21.5% decline over the first six months of 2001 against the same prior-year period was only half as large as the first-quarter decrease (41.1%).

Already in the first quarter of the current year we stated the full profit from the sale of our stake in the London-based investment company Foreign & Colonial under other operating results.

We have included the prorated expected annual value in the general administrative expenses and – unlike last year – integrated the e-commerce expenses entirely. They exceed the prior-year figure (also including e-commerce expenses) by 57.2% due to first-time consolidation effects. Our cost-income ratio slipped to 66.5% (2000: 62.6% including e-commerce expenses).

The various divisions contributed the following amounts to net income before taxes:

Private Customers and Professionals:	€111 million;
Corporate Customers:	€339 million;
Real Estate Finance and Real Estate Customers:	€246 million;
International Markets:	€292 million;
Asset Management:	€375 million;
Real Estate Workout:	losses of €77 million.

The profit from the sale of our stake in Foreign & Colonial accounts for the greater part of the income before taxes achieved by the Asset Management division. Compared with the first half of the prior year, the Private Customers and Professionals and International Markets divisions were particularly hard-hit by the weak markets.

BALANCE SHEET TRENDS

At June 30, 2001, total assets of the HypoVereinsbank Group amounted to €731.7 billion, up more than 2.1% on the year-end total. The credit volume increased by 1.6% to €456.3 billion. In a generally weak market, overall new commitments in the mortgage business fell by 5.1% against the first six months of the prior year to €16.0 billion which is a considerably smaller decline than the decline in commitments of all private mortgage banks. Mortgage commitments decreased by 3.6% to €8.5 billion, while municipal loans contracted by 6.7% to €7.5 billion.

Risk assets (BIS) have risen just slightly by 3.7% to €368.3 billion since the beginning of the year. The core capital ratio, at 6.0%, and the total equity ratio, at 10.3%, are above the levels of the end of 2000 (5.4% and 10.0% respectively).

OTHER INFORMATION

The present interim report has been prepared in accordance with IAS 34. In addition, we have followed the DRS 6 (German Accounting Standards) rules on interim financial reporting. In doing so, we have applied essentially the same accounting and valuation policies as in the consolidated financial statements for 2000. In the Group financial statements for 2001 we will employ IAS 39 ("Financial Instruments Application and Valuation") and IAS 40 ("Investment Property") for the first time.

In the second quarter there were no significant changes in the group of consolidated companies.

RESULTS

Income Statement

FROM JANUARY 1 TO JUNE 30, 2001

EARNINGS/EXPENSES	Notes
Interest and similar income	
Interest expense and similar charges	
Net interest income	2
Provisions for losses on loans and advances	3
Net interest income after provisions for losses on loans and advances	
Fee and commission income	
Fee and commission expenses	
Net commission income	4
Gains less losses arising from trading securities (trading profit)	5
General administrative expenses	6
Balance of other operating income and expenses	7
Operating profit	
Net *income from investments*	
Amortization of goodwill	8
Balance of other income and expenses	9
Profit from ordinary activities	
Balance of extraordinary income and expenses	
Net income before taxes	
Income taxes	
Net income after taxes	
Minority interest in net income	
Consolidated profit	

Earnings per share (adjusted for amortization of goodwill)	10
Earnings per share	10

Since no conversion rights or option rights to approved capital existed at June 30, 2001, there is no calculation of diluted earnings per share.

1/1–6/30/2001 in millions of €	1/1–6/30/2000 in millions of €	Change in millions of €	Change in %
20,698	14,441	+ 6,257	+ 43.3
17,132	12,017	+ 5,115	+ 42.6
3,566	2,424	+ 1,142	+ 47.1
803	496	+ 307	+ 61.9
2,763	1,928	+ 835	+ 43.3
1,839	1,462	+ 377	+ 25.8
360	233	+ 127	+ 54.5
1,479	1,229	+ 250	+ 20.3
248	316	– 68	– 21.5
3,828	2,435	+ 1,393	+ 57.2
461	20	+ 441	>+ 100.0
1,123	**1,058**	**+ 65**	**+ 6.1**
54	233	– 179	– 76.8
117	38	+ 79	>+ 100.0
(61)	(48)	– 13	– 27.1
999	**1,205**	**– 206**	**– 17.1**
—	(57)	+ 57	+ 100.0
999	**1,148**	**– 149**	**– 13.0**
339	525	– 186	– 35.4
660	**623**	**+ 37**	**+ 5.9**
(61)	(53)	– 8	– 15.1
599	**570**	**+ 29**	**+ 5.1**

1/1–6/30/2001 in €	1/1–6/30/2000 in €
1.34	1.45
1.12	1.35

Income Statement

FROM APRIL 1 TO JUNE 30, 2001

EARNINGS/EXPENSES	Notes
Interest and similar income	
Interest expense and similar charges	
Net interest income	2
Provisions for losses on loans and advances	3
Net interest income after provisions for losses on loans and advances	
Fee and commission income	
Fee and commission expenses	
Net commission income	4
Gains less losses arising from trading securities (trading profit)	5
General administrative expenses	6
Balance of other operating income and expenses	7
Operating profit	
Net income from investments	
Amortization of goodwill	8
Balance of other income and expenses	9
Profit from ordinary activities	
Balance of extraordinary income and expenses	
Net income before taxes	
Income taxes	
Net income after taxes	
Minority interest in net income	
Consolidated profit	

	Notes
Earnings per share (adjusted for amortization of goodwill)	10
Earnings per share	10

Since no conversion rights or option rights to approved capital existed at June 30, 2001, there is no calculation of diluted earnings per share.

4/1–6/30/2001 in millions of €	4/1–6/30/2000 in millions of €	Change in millions of €	Change in %
10,386	7,236	+ 3,150	+ 43.5
8,572	6,027	+ 2,545	+ 42.2
1,814	1,209	+ 605	+ 50.0
435	248	+ 187	+ 75.4
1,379	961	+ 418	+ 43.5
899	667	+ 232	+ 34.8
187	131	+ 56	+ 42.7
712	536	+ 176	+ 32.8
102	68	+ 34	+ 50.0
1,914	1,229	+ 685	+ 55.7
7	17	– 10	– 58.8
286	**353**	**– 67**	**– 19.0**
34	255	– 221	– 86.7
61	20	+ 41	>+ 100.0
(30)	(25)	– 5	– 20.0
229	**563**	**– 334**	**– 59.3**
—	(32)	+ 32	+ 100.0
229	**531**	**– 302**	**– 56.9**
78	226	– 148	– 65.5
151	**305**	**– 154**	**– 50.5**
(20)	(23)	+ 3	+ 13.0
131	**282**	**– 151**	**– 53.5**

4/1–6/30/2001 in €	4/1–6/30/2000 in €
0.36	0.72
0.25	0.67

Balance Sheet

AT JUNE 30, 2001

ASSETS	Notes
Cash reserve	
Assets held for trading purposes	11
Placements with, and loans and advances to, other banks	12
including:	
Mortgage loans	
Municipal loans	
Loans and advances to customers	12
including:	
Mortgage loans	
Municipal loans	
Total provisions for losses on loans and advances	13
Investments	14
Property, plant and equipment	
Intangible assets	
Other assets	
Total assets	

6/30/2001 in millions of €	12/31/2000 in millions of €	Change in millions of €	Change in %
4,826	6,509	– 1,683	– 25.9
75,862	79,296	– 3,434	– 4.3
93,144	91,378	+ 1,766	+ 1.9
329	406	– 77	– 19.0
24,722	26,080	– 1,358	– 5.2
433,877	424,372	+ 9,505	+ 2.2
172,257	170,297	+ 1,960	+ 1.2
67,087	67,977	– 890	– 1.3
(12,916)	(12,754)	– 162	– 1.3
117,524	109,512	+ 8,012	+ 7.3
5,581	5,677	– 96	– 1.7
3,684	3,862	– 178	– 4.6
10,094	8,662	+ 1,432	+ 16.5
731,676	**716,514**	**+ 15,162**	**+ 2.1**

Balance Sheet

AT JUNE 30, 2001

LIABILITIES	Notes
Deposits from other banks	15
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Amounts owed to other depositors	16
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Promissory notes and other liabilities evidenced by paper	17
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Provisions	18
Other liabilities	
Subordinated capital	19
Minority interest	
Shareholders' equity	
Subscribed capital	
Additional paid-in capital	
Retained earnings	
Consolidated profit 2000	
Profit 1/1–6/30/2001	
Total liabilities	

6/30/2001 in millions of €	12/31/2000 in millions of €	Change in millions of €	Change in %
160,779	153,217	+ 7,562	+ 4.9
10,167	10,059	+ 108	+ 1.1
203,056	202,093	+ 963	+ 0.5
45,695	46,032	– 337	– 0.7
263,498	261,199	+ 2,299	+ 0.9
138,828	134,512	+ 4,316	+ 3.2
6,942	6,958	– 16	– 0.2
48,986	50,567	– 1,581	– 3.1
24,635	20,703	+ 3,932	+ 19.0
3,744	2,182	+ 1,562	+ 71.6
20,036	19,595	+ 441	+ 2.3
1,609	1,607	+ 2	+ 0.1
13,273	13,228	+ 45	+ 0.3
4,555	4,304	+ 251	+ 5.8
—	456	– 456	– 100.0
599	—	+ 599	>+ 100.0
731,676	**716,514**	**+ 15,162**	**+ 2.1**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

in millions of €	2001	2000
Shareholders' equity on January 1	**19,595**	**12,440**
Changes from 1/1–6/30		
Subscribed capital	2	—
Additional paid-in capital	45	—
Retained earnings		
Changes in group of consolidated companies and changes in foreign exchange rates	251	21
Consolidated profit 2000 (Dividend payment of HypoVereinsbank AG)[1]	(456)	(359)
Profit 1/1–6/30	599	570
Shareholders' equity on June 30	**20,036**	**12,672**

[1] At the Annual General Meeting of Shareholders on May 22, 2001, the Bank proposed to pay an advance share in profits of €0.08 per non-voting preferred stock (making a total payout of €1.2 million) and a dividend of €0.85 per eligible share of common stock and non-voting preferred stock from the consolidated profit for the year 2000 (€456 million).

CASH FLOW STATEMENT

in millions of €	2001	2000
Cash and cash equivalents on January 1	**6,509**	**5,031**
Cash flow from operating activities	5,060	4,384
Cash flow from investment activities	(9,357)	(6,020)
Cash flow from financing activities	2,508	199
Effects of exchange rate changes on cash and cash equivalents	106	1
Cash and cash equivalents on June 30	**4,826**	**3,595**

STATEMENTS

Notes to the Income Statement

(1) SEGMENT REPORTING – OPERATING PERFORMANCE BY DIVISION FROM JANUARY 1 TO JUNE 30, 2001

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers
Net interest income			
1/1–6/30/2001	1,623	1,152	755
1/1–6/30/2000	1,018	625	715
Provisions for losses on loans and advances			
1/1–6/30/2001	235	330	234
1/1–6/30/2000	133	145	242
Net commission income			
1/1–6/30/2001	828	412	41
1/1–6/30/2000	763	191	37
Gains less losses arising from trading securities (trading profit)			
1/1–6/30/2001	7	54	—
1/1–6/30/2000	2	—	—
General administrative expense			
1/1–6/30/2001	2,080	924	320
1/1–6/30/2000	1,294	389	284
Balance of other income and expenses			
1/1–6/30/2001	32	9	5
1/1–6/30/2000	(10)	10	3
Operating profit			
1/1–6/30/2001	175	373	247
1/1–6/30/2000	346	292	229
Net income from investments			
1/1–6/30/2001	(4)	2	3
1/1–6/30/2000	—	(15)	4

International Markets	Asset Management	Real Estate Workout	Other/ Consolidation	Group
319	(5)	(7)	(271)	3,566
204	5	10	(153)	2,424
—	—	—	4	803
—	—	(17)	(7)	496
132	111	1	(46)	1,479
115	163	1	(41)	1,229
212	(17)	—	(8)	248
324	(3)	—	(7)	316
385	86	25	8	3,828
256	115	26	71	2,435
(2)	375	(3)	45	461
—	4	—	13	20
276	378	(34)	(292)	1,123
387	54	2	(252)	1,058
34	(1)	—	20	54
(53)	6	—	291	233

OPERATING PERFORMANCE BY DIVISION FROM JANUARY 1 TO JUNE 30, 2001 (continued)

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers
Amortization of goodwill			
1/1–6/30/2001	53	32	3
1/1–6/30/2000	3	10	2
Balance of other income and expenses			
1/1–6/30/2001	(7)	(4)	(1)
1/1–6/30/2000	(5)	(3)	(1)
Profit from ordinary activities			
1/1–6/30/2001	111	339	246
1/1–6/30/2000	338	264	230
Balance of extraordinary income and expenses			
1/1–6/30/2001	—	—	—
1/1–6/30/2000	—	—	—
Net income before taxes			
1/1–6/30/2001	111	339	246
1/1–6/30/2000	338	264	230

International Markets	Asset Management	Real Estate Workout	Other/ Consolidation	Group
16	2	—	11	117
5	10	—	8	38
(2)	—	(43)	(4)	(61)
(1)	—	(32)	(6)	(48)
292	375	(77)	(287)	999
328	50	(30)	25	1,205
—	—	—	—	—
—	—	—	(57)	(57)
292	375	(77)	(287)	999
328	50	(30)	(32)	1,148

KEY RATIOS, BY DIVISION

in %	Private Customers and Professionals	Corporate Customers
Cost-income ratio (based on operating earnings)		
1/1– 6/30/2001	83.5	56.8
1/1–12/31/2000	74.0	45.6
Return on equity after taxes (adjusted for amortization of goodwill)		
1/1– 6/30/2001	5.1	8.6
1/1–12/31/2000	13.3	13.0
Return on equity after taxes		
1/1– 6/30/2001	2.6	7.5
1/1–12/31/2000	13.0	12.2

[1] Key ratios for the Real Estate Workout division have no economic significance.

Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout[1]	Group
40.0	58.2	18.5	—	66.5
36.1	45.4	72.9	—	62.6
6.4	16.6	—	—	7.4
6.8	23.6	—	—	9.2
6.3	15.3	—	—	6.2
6.7	22.9	—	—	8.5

(2) NET INTEREST INCOME

in millions of €	1/1–6/30/ 2001	1/1–6/30/ 2000
Income from		
Lending and money-market transactions	16,953	12,191
Fixed-income securities and government-inscribed debt	3,268	1,935
Equity securities and other variable-yield securities	176	98
Participating interests	40	33
Subsidiaries	40	14
Companies valued at equity	72	8
Expenses for		
Deposits	9,808	6,261
Promissory notes and other liabilities evidenced by paper	6,687	5,234
Subordinated capital	607	389
Leasing operations	**119**	**29**
Total	**3,566**	**2,424**

INTEREST MARGIN

in %	6/30/2001	12/31/2000
Based on average risk assets (BIS)	2.14	2.09
Based on average volume of business	1.11	1.06

(3) PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

in millions of €	1/1–6/30/ 2001	1/1–6/30/ 2000
Additions	1,529	763
Reversals	(694)	(244)
Payments received for written-off loans	(32)	(23)
Total	**803**	**496**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

(4) NET COMMISSION INCOME

in millions of €	1/1–6/30/ 2001	1/1–6/30/ 2000
Securities and custodial services	678	821
Foreign trade operations	207	104
Money transfer operations	270	83
Lending operations	211	103
Other service operations	113	118
Total	**1,479**	**1,229**

(5) GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

in millions of €	1/1–6/30/ 2001	1/1–6/30/ 2000
Equity contracts	91	207
Interest rate and currency contracts	157	109
Total	**248**	**316**

This item includes interest and dividend income totaling €507 million and refinancing costs arising from trading activities totaling €540 million.

(6) GENERAL ADMINISTRATIVE EXPENSES

in millions of €	1/1–6/30/ 2001	1/1–6/30/ 2000
Personnel expense	2 058	1,317
Other administrative expenses	1 395	859
Depreciation and amortization on property, plant and equipment, and other assets	375	259
Total	**3 828**	**2,435**

(7) BALANCE OF OTHER OPERATING INCOME AND EXPENSES

in millions of €	1/1–6/30/ 2001	1/1–6/30/ 2000
Other operating income	619	109
Other operating expenses	158	89
Balance of other operating income and expenses	**461**	**20**

(8) AMORTIZATION OF GOODWILL

€60 million of the change since last year are accounted for by Bank Austria and €9 million by SelfTrade.

(9) BALANCE OF OTHER INCOME AND EXPENSES

in millions of €	1/1–6/30/ 2001	1/1–6/30/ 2000
Other income	—	—
Other expenses	**61**	**48**
of which:		
Other taxes	15	11
Losses assumed	46	37
Balance of other income and expenses	**(61)**	**(48)**

(10) EARNINGS PER SHARE

	1/1–6/30/2001	1/1–6/30/2000
Net income adjusted for minority interest (in millions of €)	599	570
Net income adjusted for minority interest and before amortization of goodwill (in millions of €)	716	608
Average number of shares	536 088 701	421,488,701
Earnings per share (adjusted for goodwill amortization in €)	**1,34**	**1.45**
Earnings per share (in €)	**1,12**	**1.35**

Notes to the Balance Sheet

(11) ASSETS HELD FOR TRADING PURPOSES

in millions of €	6/30/2001	12/31/2000
Debt securities and other fixed-income securities	33,947	34,494
Equity securities and other variable-yield securities	5,803	6,884
Positive market values arising from derivative financial instruments	32,918	35,574
Other assets held for trading purposes	3,194	2,344
Total	**75,862**	**79,296**

(12) LENDING VOLUME

By content:

in millions of €	6/30/2001	12/31/2000
Bills, unless shown under loans and advances	577	675
Loans to banks	35,447	37,391
Loans and advances to customers	420,253	411,097
Total	**456,277**	**449,163**
of which:		
Mortgage loans	172,586	170,703
Housing loans	109,618	108,832
Loans to trade and industry and other loans	62,968	61,871
Municipal loans	91,809	94,057

(13) PROVISION FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances:

in millions of €	2001	2000
Balance on January 1	**12,754**	**9,661**
Changes affecting income		
+ Gross additions	1,529	763
– Write-backs	694	244
Changes not affecting income		
+/– Changes in the balance due to initial and final consolidations	(8)	—
– Use of existing provisions for losses on loans and advances	722	282
+/– Effects of currency translation and other changes not affecting income	+ 57	+ 36
Balance at June 30	**12,916**	**9,934**

(14) INVESTMENTS

in millions of €	6/30/2001	12/31/2000
Non-consolidated subsidiaries and affiliated companies	2,181	1,911
Companies valued at equity	1,545	1,486
Participating interests	1,944	1,941
Debt securities and other fixed-income securities	98,715	91,909
Equity securities and other variable-yield securities	13,139	12,265
Total	**117,524**	**109,512**

(15) DEPOSITS FROM OTHER BANKS, BY MATURITY

in millions of €	6/30/2001	12/31/2000
Repayable on demand	25,026	11,094
With agreed maturities	135,753	142,123
Total	**160,779**	**153,217**

(16) AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITY

in millions of €	6/30/2001	12/31/2000
Savings deposits and		
home-loan savings deposits	29,266	29,979
Other deposits	173,790	172,114
repayable on demand	47,385	45,705
with agreed maturities	126,405	126,409
Total	**203,056**	**202,093**

(17) PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

in millions of €	6/30/2001	12/31/2000
With agreed maturities		
up to 3 months	54,620	57,990
from 3 months to 1 year	45,279	42,811
from 1 year to 5 years	118,404	114,299
from 5 years and over	45,195	46,099
Total	**263,498**	**261,199**

(18) PROVISIONS

in millions of €	6/30/2001	12/31/2000
Provisions for pensions and similar obligations	4,438	4,381
Tax obligations	1,545	1,542
Restructuring provisions	188	255
Other provisions	771	780
Total	**6,942**	**6,958**

(19) SUBORDINATED CAPITAL

in millions of €	6/30/2001	12/31/2000
Subordinated liabilities	18,651	15,897
Participating certificates outstanding	2,854	2,792
Hybrid capital instruments	3,130	2,014
Total	**24,635**	**20,703**

(20) ANALYSIS OF MORTGAGE BANKING BUSINESS

in millions of €	1/1–6/30/ 2001	1/1–6/30/ 2000
New mortgage loan commitments	8,506	8,825
Housing loans	4,771	5,096
Loans to trade and industry and other loans	3,735	3,729
New municipal loans[1]	7,459	7,998
Total	**15,965**	**16,823**

[1] Municipal loans and public-sector bonds.

(21) CONTINGENT LIABILITIES AND OTHER COMMITMENTS

in millions of €	6/30/2001	12/31/2000
Contingent liabilities[1]	35,112	34,416
of which:		
guarantees and indemnities	34,722	34,249
Other commitments	83,505	80,355
of which:		
irrevocable credit commitments	77,228	76,063
Total	**118,617**	**114,771**

[1] The contingent liabilities are offset by equivalent contingent claims.

(22) FUTURES CONTRACTS

The following interest rate, foreign exchange, equity and index-related futures contracts were still outstanding at the reporting date. In addition to counterparty risk, these transactions are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

in billions of €	Nominal amount		Counterparty risk	
	6/30/ 2001	12/31/ 2000	6/30/ 2001	12/31/ 2000
Interest rate contracts	1,821	1,579	18	19
Currency transactions[1]	367	350	11	11
Equity/index derivates	43	46	2	2
Total	**2,231**	**1,975**	**31**	**32**

[1] Including precious metal derivatives.

(23) POTENTIAL MARKET RISK OF TRADING POSITIONS (VALUE AT RISK)

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2000, Consolidated Financial Statements and Outlook, page 141 ff., for more information on the calculation method). In calculating value-at-risk for 2001, we converted the holding period from 10 days to one day (market standard). To facilitate comparability, the prior-year figure was adjusted accordingly. Since March 2001 the value-at-risk for interest-rate transactions also contains credit spread risks.

Value at risk:

in millions of €	6/30/2001	3/31/2001	12/31/2000
Interest rate transactions	41	39	11
Currency-related transactions	14	19	14
Equity/index derivatives	19	22	28
Total	**74**	**80**	**53**

MEMBERS OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary Chairman

KURT F. VIERMETZ
Chairman

HERBERT BETZ
Deputy chairman

DR. RICHARD TRAUTNER
Deputy chairman

DR. DIETHART BREIPOHL

HEIDI DENNL

VOLKER DOPPELFELD

ERNST EIGNER

HELMUT GROPPER

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER

ANTON HOFER

DR. EDGAR JANNOTT

MAX DIETRICH KLEY

PETER KÖNIG

HANNS-PETER KREUSER

CHRISTOPH SCHMIDT

JÜRGEN E. SCHREMPP

DR. SIEGFRIED SELLITSCH
since January 17, 2001

PROF. DR. DR. H.C. HANS WERNER SINN

HELMUT WUNDER

MEMBERS OF THE BOARD OF MANAGING DIRECTORS

CORPORATE DIVISIONS

Private Customers and Professionals	Dr. Stefan Jentzsch, since May 1, 2001 Dr. Eberhard Rauch, since July 1, 2001 Dr. Stephan Schüller, until September 30, 2001
Corporate Customers	Dieter Rampl
Real Estate Finance and Real Estate Customers	Dr. Egbert Eisele Dr. Claus Nolting
International Markets	Dr. Norbert Juchem Dieter Rampl Stephan Bub, since February 1, 2001
Asset Management	Dr. Stephan Schüller, until April 30, 2001 Dr. Stefan Jentzsch, since May 1, 2001
Real Estate Workout	Dr. Egbert Eisele

REGIONS

Austria Central and Eastern Europe CIS	Gerhard Randa
The Americas Asia	Stephan Bub, since February 1, 2001
Middle East and Africa	Dieter Rampl

SERVICE DIVISIONS

Internal Services E-Business	Dr. Eberhard Rauch
Group Services	Dr. Albrecht Schmidt Dr. Paul Siebertz Dr. Wolfgang Sprissler

Quarterly Figures

Income (in millions of €)	Q2 (2001)
Net interest income	1,814
Provisions for losses on loans and advances	435
Net interest income after provisions for losses on loans and advances	1,379
Net commission income	712
Gains less losses arising from trading securities (trading profit)	102
General administrative expenses	1,914
Balance of other operating income and expenses	7
Operating profit	**286**
Net income from investments	34
Amortization of goodwill	61
Balance of other income and expenses	(30)
Profit from ordinary activities	**229**
Balance of extraordinary income and expenses	—
Net income before taxes	**229**
Income taxes	78
Net income after taxes	**151**
Minority interest in net income	(20)
Consolidated profit	**131**

IAS earnings per share (adjusted for goodwill amortization in €)	0.36
IAS earnings per share (in €)	0.25

Q1 (2001)	Q4 (2000)	Q3 (2000)	Q2 (2000)
1,752	1,479	1,247	1,209
368	399	291	248
1,384	1,080	956	961
767	654	540	536
146	43	189	68
1,914	1,400	1,282	1,229
454	26	9	17
837	**403**	**412**	**353**
20	125	(33)	255
56	31	20	20
(31)	(36)	(47)	(25)
770	**461**	**312**	**563**
—	(37)	(32)	(32)
770	**424**	**280**	**531**
261	22	121	226
509	**402**	**159**	**305**
(41)	(42)	(10)	(23)
468	**360**	**149**	**282**
0.98	0.86	0.40	0.72
0.87	0.80	0.35	0.67

Key Indicators (in %)	6/30/2001
Return on equity after taxes (adjusted for amortization of goodwill)	7.4
Return on equity after taxes	6.2
Cost-income ratio (based on operating revenues)	66.5
Cost-income ratio (based on earnings from ordinary activities)	68.0
Ratio of net commission income to operating revenues	25.7
Balance sheet figures (in billions of €)	
Total assets	731.7
Total lending volume	456.3
Shareholders' equity	20.0
Key capital ratios compliant with BIS	
Core capital (in billions of €)	22.0
Total equity (in billions of €)	43.5
Risk assets (in billions of €)	368.3
Core capital ratio (in %)	6.0
Total equity ratio (in %)	10.3
Share information	
Share price (in €)	58.40
Market capitalization (in billions of €)	31.3

Employees	71,228
Branch offices	2,367

3/31/2001	12/31/2000	9/30/2000	6/30/2000
10.9	9.2	8.6	10.0
9.7	8.5	7.9	9.4
61.4	62.6	62.2	61.0
62.7	61.8	61.7	58.9
24.6	29.6	29.6	30.8
717.9	716.5	548.2	539.9
444.6	449.2	361.6	354.6
20.2	19.6	12.9	12.7
21.0	19.3	14.9	14.9
41.0	39.6	30.3	30.0
362.1	355.0	271.4	262.4
5.8	5.4	5.5	5.7
10.0	10.0	9.8	10.0
61.20	60.30	62.76	67.66
32.8	32.3	26.5	28.5
71,840	72,867	46,321	45,868
2,405	2,421	1,402	1,408

Financial Calendar

IMPORTANT DATES 2001/2002	
Third-quarter earnings	October 25, 2001
Preliminary annual results	February 20, 2002
Annual press conference	March 21, 2002
Annual analyst conference	March 21, 2002
Annual General Meeting of Shareholders	May 23, 2002
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 23, 2002

CONTACTS

Should you have any questions about our reports, please contact our Investor Relations department by

calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hypovereinsbank.de.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged or full version

Annual Report Lexicon (available in German only)

Interim reports (English/German) for the first, second, and third quarters

Facts & Figures (English/German)

Environmental Report 1999 (available in German and English)

For a current list of branches, visit our website at www.hypovereinsbank.com/branches

ORDERING

To order one of the publications listed here, please contact our Reporting Service by calling +49 (0)89 89 50 60 75, or faxing +49 (0)89 89 50 60 30.
This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printed by: Peschke Druck

Printed in Germany

2001

Interim Report at September 30, 2001

The Bank of the Regions

HVB Group

Contents

Financial Highlights

OVERVIEW		
Key Indicators (in %)		
Return on equity after taxes (adjusted for amortization of goodwill)		
Return on equity after taxes		
Cost-income ratio (based on operating revenues)		
Ratio of net commission income to operational earnings		
Earnings		
Operating profit (in millions of €)		
Profit (in millions of €)		
IAS earnings per share (adjusted for goodwill amortization in €)		
IAS earnings per share (in €)		
Balance sheet figures (in billions of €)		
Total assets		
Total lending volume		
Shareholders' equity		
Key Capital Ratios compliant with BIS[1]		
Core capital (in billions of €)		
Total equity (in billions of €)		
Risk assets (in billions of €)		
Core capital ratio (in %)		
Total equity ratio (in %)		
Share information		
Share price: Reporting date (in €)		
High (in €)		
Low (in €)		
Market capitalization (in billions of €)		
Employees		
Branch offices		

[1] 2000 as per approved financial statements.

	1/1–9/30/2001	2000
	5.8	9.2
	4.6	8.5
	68.0	62.6
	25.7	29.6

	1/1–9/30/2001	1/1–9/30/2000
	1,368	1,470
	667	719
	1.57	1.85
	1.24	1.71

	9/30/2001	12/31/2000
	724.6	716.5
	451.3	449.2
	19.7	19.6

	9/30/2001	12/31/2000
	22.0	19.3
	41.9	39.6
	361.9	355.0
	6.1	5.4
	10.2	10.0

	1/1–9/30/2001	2000
	31.79	60.30
	68.06	72.85
	27.40	55.30
	17.0	32.3

	9/30/2001	12/31/2000
	71,131	72,867
	2,284	2,421

Earnings and Balance Sheet Trends

TRENDS IN EARNINGS

The atrocities in the United States have shocked all of us; terror and the war on terror give us all cause for concern. These events have had an impact on the development of the global economy, helping to slow already stuttering markets in the short run, as consumer spending falls. Moreover, lending risks in the banking sector are rising appreciably. The financial markets are overshadowed by a rising awareness of risk, with uncertainty being expressed in the form of greater volatility. The difficult market conditions of the first six months have deteriorated further in the third quarter as a result, with the negative capital market trends picking up pace.

Compared with the second quarter, both operating earnings and administrative expenses leveled off in the corporate group in the third quarter, enabling us to more than double trading profits. This was offset in part by a rise in loan loss provisions, primarily in corporate customer operations, necessitated by the economic downturn.

Against this backdrop, we failed to achieve the expected improvement in operating results and therefore remain dissatisfied with our performance after nine months. Return on equity (adjusted for amortization of goodwill) amounted to just 5.8% and the cost-income ratio totaled 68.0%.

Our earnings at September 30, 2001 continued to show the effects of first-time consolidation: they resulted in a hefty increase in operating earnings (+41.2%) accompanied, however, by a strong rise in loan loss provisions and administrative expenses.

At 44.0%, the rise in net interest income continued at almost the same pace as in the first six months (+47.1%), mainly as a result of the strong increase in business volume after the consolidation of Bank Austria. In addition, the interest margin based on the average business volume improved by three basis points against the prior year to 1.09%.

Loan loss provisions increased 69.6%. This was almost exclusively the result of first-time consolidation effects. We have stated prorated figures for provisions for losses on loans and advances for the first nine months based on the expected full-year amount.

Growth in net commission income, at +22.8%, was somewhat stronger than in the first six months (+20.3%). However, growth in this area was slowed by poor conditions on international stock exchanges, which made themselves felt especially in the securities and custodial business, and by the prevailing mood of caution in the issuing business. The ratio of net commission income to total operating income rose remained unchanged compared with the six-month figure (25.7%).

The trading profit, at €475 million, was also affected by the stock market climate, although the 5.9% decline compared with last year is less drastic than in the 21.5% fall reported for the first six months.

Already in the first quarter of the current year we stated the full profit from the sale of our stake in the London-based investment company Foreign & Colonial under other operating income.

We have included the prorated expected annual value in the general administrative expenses and – unlike last year – integrated the e-commerce expenses entirely. They exceed the prior-year figure (also including e-commerce expenses) by 54.3% due to first-time consolidation effects. The cost-income ratio slipped to 68.0% (after 62.6% including e-commerce expenses in 2000). We expect the ongoing internal reorganization of the corporate group to yield synergies totaling €1.2 billion by 2004 as a result of cost-cutting measures. Some of these measures will make them felt by the end of this year. The number of offices contracted by 137 (5.7%) through the closing and combining of branches since the beginning of the year. The number of people employed by the HVB Group fell 1,736, or 2.4%, during the same period.

The various divisions contributed the following amounts to net income before taxes:

Private Customers and Professionals	€36 million;
Corporate Customers	€380 million;
Real Estate Finance and Real Estate Customers	€369 million;
International Markets	€394 million;
Asset Management	€373 million;
Real Estate Workout	losses of €115 million.

The profit from the sale of our stake in Foreign & Colonial is included in the figure for income before taxes reported by our Asset Management division. Compared with the first nine months of last year, the Private Customers and Professionals and International Markets divisions have been particularly hard-hit by the weak markets.

BALANCE SHEET TRENDS

At September 30, 2001, the total assets of the HVB Group amounted to €724.6 billion, up 1.1% on the year-end total. The credit volume increased 0.5% to €451.3 billion. In a generally weak market, new commitments in the mortgage business fell 3.2% compared with the first nine months of last year, to €12.6 billion. In the low-margin municipal loan segment, new commitments declined 32.1% to €9.1 billion.

Risk assets (BIS) have risen slightly, up just 2.0% to €361.9 billion, since the beginning of the year. Hence we will achieve our goal of limiting annual growth in risk assets to 8% again this year. The core capital ratio, at 6.1%, and the total equity ratio, at 10.2%, are above the levels of the end of 2000 (5.4% and 10.0% respectively).

OTHER INFORMATION

To improve results, we are focusing this year on the internal reorganization of our Bank of the Regions. Integration of Bank Austria into the HVB Group is running on schedule. The international offices of Bank Austria in London, Milan and Asia have been transferred to HypoVereinsbank AG. In Poland, the shareholders of BPH-Bank and PBK-Bank have approved a merger to create the country's third-biggest bank, in which we now hold a stake in excess of 70%. In addition, we have completed the mergers of the HypoVereinsbank and Bank Austria subsidiaries in Hungary, the Czech Republic and Slovakia. Integration has vastly improved the position of the HVB Group in all three countries' markets: the consolidation has given us the fourth-biggest bank in the Czech Republic and the fifth-biggest banks in both Hungary and Slovakia.

HVB Real Estate Bank AG opened its doors for business at the beginning of September following the merger of Bayerische Handelsbank, Süddeutsche Bodencreditbank, and Nürnberger Hypothekenbank. This institution allows us to streamline our activities in the field of commercial real estate finance.

In a first move aimed at enhancing our earnings from property management, we are currently transferring the assets and liabilities of the Buildings and Administration division to the newly formed HVB Gesellschaft für Gebäude mbH & Co KG. This company is a wholly-owned subsidiary of HypoVereinsbank AG and is included in the group of consolidated companies for the first time.

With a view to realizing synergies in the field of IT, the corresponding activities of the HVB Group are to be pooled at HVB Systems GmbH. In a first step taking effect on August 1, 2001, the IT division of HypoVereinsbank AG was transferred to the existing FMIS Financial Markets Information Services GmbH, which was simultaneously renamed HVB Systems GmbH. This company still forms part of the group of consolidated companies.

The present interim report has been prepared in accordance with IAS 34. In addition, we have followed the DRS 6 (German Accounting Standards) rules on interim financial reporting. In doing so, we have applied essentially the same accounting and valuation policies as in the consolidated financial statements for 2000. In the Group financial statements for 2001 we will employ IAS 39 ("Financial Instruments: Application and Valuation") and IAS 40 ("Investment Property") for the first time.

OUTLOOK

We assume that the general economic climate and the developments on the financial markets will not improve appreciably before the end of the year. Consequently, we do not expect to see any fundamental changes on the operational side for the year as a whole. The rises in operating earnings and administrative expenses will mark time at around the levels already reached. At this stage, it is impossible to tell for certain whether any further calls on loan loss provisions will arise from developments on the global political stage and the rapidly increasing uncertainties regarding their economic side-effects.

Income Statement

FROM JANUARY 1 TO SEPTEMBER 30, 2001

EARNINGS/EXPENSES	Notes
Interest and similar income	
Interest expense and similar charges	
Net interest income	2
Provisions for losses on loans and advances	3
Net interest income after provisions for losses on loans and advances	
Fee and commission income	
Fee and commission expenses	
Net commission income	4
Gains less losses arising from trading securities (trading profit)	5
General administrative expenses	6
Balance of other operating income and expenses	7
Operating profit	
Net income from investments	
Amortization of goodwill	8
Balance of other income and expenses	9
Profit from ordinary activities	
Balance of extraordinary income and expenses	
Net income before taxes	
Income taxes	
Net income after taxes	
Minority interest in net income	
Consolidated profit	

Earnings per share (adjusted for amortization of goodwill)	10
Earnings per share	10

Since no conversion rights or option rights to approved capital existed at September 30, 2001, there is no calculation of diluted earnings per share.

1/1–9/30/2001 in millions of €	1/1–9/30/2000 in millions of €	Change in millions of €	Change in %
30,307	22,281	+ 8,026	+ 36.0
25,020	18,610	+ 6,410	+ 34.4
5,287	3,671	+ 1,616	+ 44.0
1,335	787	+ 548	+ 69.6
3,952	2,884	+ 1,068	+ 37.0
2,650	2,101	+ 549	+ 26.1
478	332	+ 146	+ 44.0
2,172	1,769	+ 403	+ 22.8
475	505	– 30	– 5.9
5,735	3,717	+ 2,018	+ 54.3
504	29	+ 475	>+ 100.0
1,368	**1,470**	**– 102**	**– 6.9**
(11)	200	– 211	>– 100.0
172	58	+ 114	>+ 100.0
(92)	(95)	+ 3	+ 3.2
1,093	**1,517**	**– 424**	**– 27.9**
—	(89)	+ 89	+ 100.0
1,093	**1,428**	**– 335**	**– 23.5**
371	646	– 275	– 42.6
722	**782**	**– 60**	**– 7.7**
(55)	(63)	+ 8	+ 12.7
667	**719**	**– 52**	**– 7.2**

1/1–9/30/2001 in €	1/1–9/30/2000 in €
1.57	1.85
1.24	1.71

Income Statement

FROM JULY 1 TO SEPTEMBER 30, 2001

EARNINGS/EXPENSES	Notes
Interest and similar income	
Interest expense and similar charges	
Net interest income	2
Provisions for losses on loans and advances	3
Net interest income after provisions for losses on loans and advances	
Fee and commission income	
Fee and commission expenses	
Net commission income	4
Gains less losses arising from trading securities (trading profit)	5
General administrative expenses	6
Balance of other operating income and expenses	7
Operating profit	
Net income from investments	
Amortization of goodwill	8
Balance of other income and expenses	9
Profit from ordinary activities	
Balance of extraordinary income and expenses	
Net income before taxes	
Income taxes	
Net income after taxes	
Minority interest in net income	
Consolidated profit	

Earnings per share (adjusted for amortization of goodwill)	10
Earnings per share	10

Since no conversion rights or option rights to approved capital existed at September 30, 2001, there is no calculation of diluted earnings per share.

7/1–9/30/2001 in millions of €	7/1–9/30/2000 in millions of €	Change in millions of €	Change in %
9,609	7,840	+ 1,769	+ 22.6
7,888	6,593	+ 1,295	+ 19.6
1,721	1,247	+ 474	+ 38.0
532	291	+ 241	+ 82.8
1,189	956	+ 233	+ 24.4
811	639	+ 172	+ 26.9
118	99	+ 19	+ 19.2
693	540	+ 153	+ 28.3
227	189	+ 38	+ 20.1
1,907	1,282	+ 625	+ 48.8
43	9	+ 34	>+ 100.0
245	**412**	**– 167**	**– 40.5**
(65)	(33)	– 32	– 97.0
55	20	+ 35	>+ 100.0
(31)	(47)	+ 16	+ 34.0
94	**312**	**– 218**	**– 69.9**
—	(32)	+ 32	+ 100.0
94	**280**	**– 186**	**– 66.4**
32	121	– 89	– 73.6
62	**159**	**– 97**	**– 61.0**
6	(10)	+ 16	>+ 100.0
68	**149**	**– 81**	**– 54.4**

7/1–9/30/2001 in €	7/1–9/30/2000 in €
0.23	0.40
0.12	0.35

Balance Sheet

AT SEPTEMBER 30, 2001

ASSETS	Notes
Cash reserve	
Assets held for trading purposes	11
Placements with, and loans and advances to, other banks	12
including:	
Mortgage loans	
Municipal loans	
Loans and advances to customers	12
including:	
Mortgage loans	
Municipal loans	
Total provisions for losses on loans and advances	13
Investments	14
Property, plant and equipment	
Intangible assets	
Other assets	
Total assets	

9/30/2001 in millions of €	12/31/2000 in millions of €	Change in millions of €	Change in %
5,304	6,509	– 1,205	– 18.5
74,003	79,296	– 5,293	– 6.7
94,785	91,378	+ 3,407	+ 3.7
376	406	– 30	– 7.4
25,030	26,080	– 1,050	– 4.0
429,065	424,372	+ 4,693	+ 1.1
173,423	170,297	+ 3,126	+ 1.8
65,699	67,977	– 2,278	– 3.4
(12,995)	(12,754)	– 241	– 1.9
117,830	109,512	+ 8,318	+ 7.6
5,486	5,677	– 191	– 3.4
3,593	3,862	– 269	– 7.0
7,525	8,662	– 1,137	– 13.1
724,596	**716,514**	**+ 8,082**	**+ 1.1**

Balance Sheet

AT SEPTEMBER 30, 2001

LIABILITIES	Notes
Deposits from other banks	15
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Amounts owed to other depositors	16
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Promissory notes and other liabilities evidenced by paper	17
including:	
Registered mortgage bonds	
and public-sector bonds in issue	
Provisions	18
Other liabilities	
Subordinated capital	19
Minority interest	
Shareholders' equity	
Subscribed capital	
Additional paid-in capital	
Retained earnings	
Consolidated profit 2000	
Profit 1/1–9/30/2001	
Total liabilities	

9/30/2001 in millions of €	12/31/2000 in millions of €	Change in millions of €	Change in %
159,763	153,217	+ 6,546	+ 4.3
10,543	10,059	+ 484	+ 4.8
201,917	202,093	– 176	– 0.1
44,801	46,032	– 1,231	– 2.7
260,414	261,199	– 785	– 0.3
140,849	134,512	+ 6,337	+ 4.7
6,938	6,958	– 20	– 0.3
48,819	50,567	– 1,748	– 3.5
23,394	20,703	+ 2,691	+ 13.0
3,646	2,182	+ 1,464	+ 67.1
19,705	19,595	+ 110	+ 0.6
1,609	1,607	+ 2	+ 0.1
13,138	13,228	– 90	– 0.7
4,291	4,304	– 13	– 0.3
—	456	– 456	– 100.0
667	—	+ 667	>+ 100.0
724,596	**716,514**	**+ 8,082**	**+ 1.1**

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

in millions of €	2001	2000
Shareholders' equity on January 1	**19,595**	**12,440**
Changes from 1/1–9/30		
Subscribed capital	2	—
Additional paid-in capital		
Capital increases	45	—
Changes in holdings and net income from treasury stock	(135)	—
Retained earnings		
Changes in group of consolidated companies and changes in foreign exchange rates	(13)	+ 51
Consolidated profit 2000 (Dividend payment of HypoVereinsbank AG)[1]	(456)	(359)
Profit 1/1–9/30	+ 667	+ 719
Shareholders' equity on September 30	**19,705**	**12,851**

[1] At the Annual General Meeting of Shareholders on May 22, 2001, the Bank proposed to pay an advance share in profits of €0.08 per non-voting preferred stock (making a total payout of €1.2 million) and a dividend of €0.85 per eligible share of common stock and non-voting preferred stock from the consolidated profit for the year 2000 (€456 million).

CASH FLOW STATEMENT

in millions of €	2001	2000
Cash and cash equivalents on January 1	**6,509**	**5,031**
Cash flow from operating activities	8,054	10,553
Cash flow from investment activities	(10,035)	(11,957)
Cash flow from financing activities	774	441
Effects of exchange rate changes on cash and cash equivalents	2	8
Cash and cash equivalents on September 30	**5,304**	**4,076**

STATEMENTS

Notes to the Income Statement

(1) SEGMENT REPORTING – OPERATING PERFORMANCE BY DIVISION FROM JANUARY 1 TO SEPTEMBER 30, 2001

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers
Net interest income			
1/1–9/30/2001	2,403	1,664	1,106
1/1–9/30/2000	1,572	919	1,088
Provisions for losses on loans and advances			
1/1–9/30/2001	368	591	366
1/1–9/30/2000	190	246	381
Net commission income			
1/1–9/30/2001	1,203	648	55
1/1–9/30/2000	1,079	313	64
Gains less losses arising from trading securities (trading profit)			
1/1–9/30/2001	17	58	—
1/1–9/30/2000	2	—	—
General administrative expense			
1/1–9/30/2001	3,144	1,360	488
1/1–9/30/2000	1,979	568	436
Balance of other income and expenses			
1/1–9/30/2001	21	24	54
1/1–9/30/2000	(17)	4	(1)
Operating profit			
1/1–9/30/2001	132	443	361
1/1–9/30/2000	467	422	334
Net income from investments			
1/1–9/30/2001	(9)	(5)	13
1/1–9/30/2000	(10)	(30)	(6)

International Markets	Asset Management	Real Estate Workout	Other/ Consolidation	Group
444	(4)	(10)	(316)	5,287
332	4	10	(254)	3,671
3	—	—	7	1,335
1	—	(24)	(7)	787
215	158	1	(108)	2,172
160	245	1	(93)	1,769
372	(1)	—	29	475
509	(5)	—	(1)	505
607	134	40	(38)	5,735
379	181	35	139	3,717
(9)	376	(4)	42	504
(6)	3	—	46	29
412	395	(53)	(322)	1,368
615	66	—	(434)	1,470
9	(19)	—	—	(11)
(50)	7	—	289	200

OPERATING PERFORMANCE BY DIVISION
FROM JANUARY 1 TO SEPTEMBER 30, 2001 (continued)

in millions of €	Private Customers and Professionals	Corporate Customers	Real Estate Finance and Real Estate Customers
Amortization of goodwill			
1/1–9/30/2001	76	50	3
1/1–9/30/2000	5	15	3
Balance of other income and expenses			
1/1–9/30/2001	(11)	(8)	(2)
1/1–9/30/2000	(9)	(4)	(3)
Profit from ordinary activities			
1/1–9/30/2001	36	380	369
1/1–9/30/2000	443	373	322
Balance of extraordinary income and expenses			
1/1–9/30/2001	—	—	—
1/1–9/30/2000	—	—	—
Net income before taxes			
1/1–9/30/2001	36	380	369
1/1–9/30/2000	443	373	322

International Markets	Asset Management	Real Estate Workout	Other/ Consolidation	Group
24	3	—	16	172
7	16	—	12	58
(3)	—	(62)	(6)	(92)
(2)	—	(68)	(9)	(95)
394	373	(115)	(344)	1,093
556	57	(68)	(166)	1,517
—	—	—	—	—
—	—	—	(89)	(89)
394	373	(115)	(344)	1,093
556	57	(68)	(255)	1,428

KEY RATIOS, BY DIVISION

in %	Private Customers and Professionals	Corporate Customers
Cost-income ratio (based on operating earnings)		
1/1– 9/30/2001	86.3	56.8
1/1–12/31/2000	74.0	45.6
Return on equity after taxes (adjusted for amortization of goodwill)		
1/1– 9/30/2001	2.7	7.1
1/1–12/31/2000	13.3	13.0
Return on equity after taxes		
1/1– 9/30/2001	0.4	5.9
1/1–12/31/2000	13.0	12.2

[1] Key ratios for the Real Estate Workout division have no economic significance.

Real Estate Finance and Real Estate Customers	International Markets	Asset Management	Real Estate Workout[1]	Group
40.2	59.4	25.3	—	68.0
36.1	45.4	72.9	—	62.6
6.4	14.6	—	—	5.8
6.8	23.6	—	—	9.2
6.3	13.4	—	—	4.6
6.7	22.9	—	—	8.5

(2) NET INTEREST INCOME

in millions of €	1/1–9/30/ 2001	1/1–9/30/ 2000
Income from		
Lending and money-market transactions	24,818	18,727
Fixed-income securities and government-inscribed debt	4,760	3,065
Equity securities and other variable-yield securities	279	157
Participating interests	63	50
Subsidiaries	71	23
Companies valued at equity	92	12
Expenses for		
Deposits	14,244	9,686
Promissory notes and other liabilities evidenced by paper	9,790	8,114
Subordinated capital	940	610
Leasing operations	**178**	**47**
Total	**5,287**	**3,671**

INTEREST MARGIN

in %	9/30/2001	12/31/2000
Based on average risk assets (BIS)	2.12	2.09
Based on average volume of business	1.09	1.06

(3) PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

in millions of €	1/1–9/30/ 2001	1/1–9/30/ 2000
Additions	2,283	1,332
Reversals	(893)	(509)
Payments received for written-off loans	(55)	(36)
Total	**1,335**	**787**

Provisions for losses on loans and advances are calculated pro rata temporis on the basis of the presumed annual requirements.

(4) NET COMMISSION INCOME

in millions of €	1/1–9/30/ 2001	1/1–9/30/ 2000
Securities and custodial services	945	1,158
Foreign trade operations	313	156
Money transfer operations	388	133
Lending operations	335	165
Other service operations	191	157
Total	**2,172**	**1,769**

(5) GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

in millions of €	1/1–9/30/ 2001	1/1–9/30/ 2000
Equity contracts	50	281
Interest rate and currency contracts	425	224
Total	**475**	**505**

This item includes interest and dividend income totaling €748 million and refinancing costs arising from trading activities totaling €783 million.

(6) GENERAL ADMINISTRATIVE EXPENSES

in millions of €	1/1–9/30/ 2001	1/1–9/30/ 2000
Personnel expense	3,121	2,012
Other administrative expenses	2,044	1,302
Depreciation and amortization on property, plant and equipment, and other assets	570	403
Total	**5,735**	**3,717**

(7) BALANCE OF OTHER OPERATING INCOME AND EXPENSES

in millions of €	1/1–9/30/ 2001	1/1–9/30/ 2000
Other operating income	749	167
Other operating expenses	245	138
Balance of other operating income and expenses	**504**	**29**

(8) AMORTIZATION OF GOODWILL

€90 million of the change since last year are accounted for by Bank Austria and €14 million by SelfTrade.

(9) BALANCE OF OTHER INCOME AND EXPENSES

in millions of €	1/1–9/30/ 2001	1/1–9/30/ 2000
Other income	—	—
Other expenses	92	95
of which:		
Other taxes	24	20
Losses assumed	68	75
Balance of other income and expenses	**(92)**	**(95)**

(10) EARNINGS PER SHARE

	1/1–9/30/2001	1/1–9/30/2000
Net income adjusted for minority interest (in millions of €)	667	719
Net income adjusted for minority interest and before amortization of goodwill (in millions of €)	839	777
Average number of shares	536,088,701	421,488,701
Earnings per share (adjusted for goodwill amortization in €)	**1.57**	**1.85**
Earnings per share (in €)	**1.24**	**1.71**

Notes to the Balance Sheet

(11) ASSETS HELD FOR TRADING PURPOSES

in millions of €	9/30/2001	12/31/2000
Debt securities and other fixed-income securities	33,393	34,494
Equity securities and other variable-yield securities	5,521	6,884
Positive market values arising from derivative financial instruments	32,207	35,574
Other assets held for trading purposes	2,882	2,344
Total	**74,003**	**79,296**

(12) LENDING VOLUME

By content:

in millions of €	9/30/2001	12/31/2000
Bills, unless shown under loans and advances	554	675
Loans to banks	35,769	37,391
Loans and advances to customers	415,007	411,097
Total	**451,330**	**449,163**
of which:		
Mortgage loans	173,799	170,703
Housing loans	110,143	108,832
Loans to trade and industry and other loans	63,656	61,871
Municipal loans	90,729	94,057

(13) PROVISION FOR LOSSES ON LOANS AND ADVANCES

Analysis of provisions for losses on loans and advances:

in millions of €	2001	2000
Balance on January 1	**12,754**	**9,661**
Changes affecting income		
+ Gross additions	2,283	1,332
– Write-backs	893	509
Changes not affecting income		
+/– Changes in the balance due to initial and final consolidations	(8)	—
– Use of existing provisions for losses on loans and advances	1,117	584
+/– Effects of currency translation and other changes not affecting income	(24)	+118
Balance at September 30	**12,995**	**10,018**

(14) INVESTMENTS

in millions of €	9/30/2001	12/31/2000
Non-consolidated subsidiaries and affiliated companies	2,363	1,911
Companies valued at equity	1,521	1,486
Participating interests	1,903	1,941
Debt securities and other fixed-income securities	99,615	91,909
Equity securities and other variable-yield securities	12,428	12,265
Total	**117,830**	**109,512**

(15) DEPOSITS FROM OTHER BANKS, BY MATURITY

in millions of €	9/30/2001	12/31/2000
Repayable on demand	21,596	11,094
With agreed maturities	138,167	142,123
Total	**159,763**	**153,217**

(16) AMOUNTS OWED TO OTHER DEPOSITORS BY MATURITY

in millions of €	9/30/2001	12/31/2000
Savings deposits and home-loan savings deposits	29,043	29,979
Other deposits	172,874	172,114
repayable on demand	49,960	45,705
with agreed maturities	122,914	126,409
Total	**201,917**	**202,093**

(17) PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER, BY MATURITY

in millions of €	9/30/2001	12/31/2000
With agreed maturities		
up to 3 months	54,984	57,990
from 3 months to 1 year	38,619	42,811
from 1 year to 5 years	124,471	114,299
from 5 years and over	42,340	46,099
Total	**260,414**	**261,199**

(18) PROVISIONS

in millions of €	9/30/2001	12/31/2000
Provisions for pensions and similar obligations	4,455	4,381
Tax obligations	1,625	1,542
Restructuring provisions	132	255
Other provisions	726	780
Total	**6,938**	**6,958**

(19) SUBORDINATED CAPITAL

in millions of €	9/30/2001	12/31/2000
Subordinated liabilities	16,938	15,897
Participating certificates outstanding	2,869	2,792
Hybrid capital instruments	3,587	2,014
Total	**23,394**	**20,703**

(20) ANALYSIS OF MORTGAGE BANKING BUSINESS

in millions of €	1/1–9/30/ 2001	1/1–9/30/ 2000
New mortgage loan commitments	12,582	12,996
Housing loans	6,928	7,377
Loans to trade and industry and other loans	5,654	5,619
New municipal loans[1]	9,129	13,442
Total	**21,711**	**26,438**

[1] Municipal loans and public-sector bonds.

(21) CONTINGENT LIABILITIES AND OTHER COMMITMENTS

in millions of €	9/30/2001	12/31/2000
Contingent liabilities[1]	35,532	34,416
of which:		
guarantees and indemnities	35,164	34,249
Other commitments	77,348	80,355
of which:		
irrevocable credit commitments	71,921	76,063
Total	**112,880**	**114,771**

[1] The contingent liabilities are offset by equivalent contingent claims.

(22) FUTURES CONTRACTS

The following interest rate, foreign exchange, equity and index-related futures contracts were still outstanding at the reporting date. In addition to counterparty risk, these transactions are in particular subject to price risk arising from changes in interest rates, exchange rates and equity prices.

in billions of €	Nominal amount		Counterparty risk	
	9/30/ 2001	12/31/ 2000	9/30/ 2001	12/31/ 2000
Interest rate contracts	1,880	1,579	24	19
Currency transactions[1]	364	350	7	11
Equity/index derivates	39	46	2	2
Total	**2,283**	**1,975**	**33**	**32**

[1] Including precious metal derivatives.

(23) POTENTIAL MARKET RISK OF TRADING POSITIONS (VALUE-AT-RISK)

Market price risks arise when prices of interest rate, foreign exchange and equity/index products and their related derivatives change. The Bank assesses the potential market risk of trading positions on a value-at-risk basis (see Annual Report 2000, Consolidated Financial Statements and Outlook, page 141 ff., for more information on the calculation method). In calculating value-at-risk for 2001, we converted the holding period from 10 days to one day (market standard). To facilitate comparability, the prior-year figure was adjusted accordingly. Since March 2001 the value-at-risk for interest-rate transactions also contains credit-spread risks.

Value-at-risk:

in millions of €	9/30/ 2001	6/30/ 2001	3/31/ 2001	12/31/ 2000
Interest-rate transactions	54	41	39	11
Currency-related transactions	16	14	19	14
Equity/index derivatives	15	19	22	28
Total	**85**	**74**	**80**	**53**

MEMBERS OF THE SUPERVISORY BOARD

DR. MAXIMILIAN HACKL
Honorary Chairman

KURT F. VIERMETZ
Chairman

HERBERT BETZ
Deputy chairman

DR. RICHARD TRAUTNER
Deputy chairman

DR. DIETHART BREIPOHL

HEIDI DENNL

VOLKER DOPPELFELD

ERNST EIGNER

HELMUT GROPPER

KLAUS GRÜNEWALD

HEINZ-GEORG HARBAUER

ANTON HOFER

DR. EDGAR JANNOTT

MAX DIETRICH KLEY

PETER KÖNIG

HANNS-PETER KREUSER

CHRISTOPH SCHMIDT

JÜRGEN E. SCHREMPP

DR. SIEGFRIED SELLITSCH
since January 17, 2001

PROF. DR. DR. H.C. HANS WERNER SINN

HELMUT WUNDER

MEMBERS OF THE BOARD OF MANAGING DIRECTORS

CORPORATE DIVISIONS

Private Customers and Professionals	Dr. Stefan Jentzsch, since May 1, 2001 Dr. Eberhard Rauch, since July 1, 2001 Dr. Stephan Schüller, until September 30, 2001
Corporate Customers	Dieter Rampl
Real Estate Finance and Real Estate Customers	Dr. Egbert Eisele Dr. Claus Nolting
International Markets	Dr. Norbert Juchem Dieter Rampl Stephan Bub, since February 1, 2001
Asset Management	Dr. Stefan Jentzsch, since May 1, 2001 Dr. Stephan Schüller, until April 30, 2001
Real Estate Workout	Dr. Egbert Eisele

REGIONS

Austria Central and Eastern Europe CIS	Gerhard Randa
The Americas Asia	Stephan Bub, since February 1, 2001
Middle East and Africa	Dieter Rampl

SERVICE DIVISIONS

Internal Services	Dr. Eberhard Rauch
Group Services	Dr. Albrecht Schmidt Dr. Paul Siebertz Dr. Wolfgang Sprissler

Quarterly Figures

Income (in millions of €)	Q3 (2001)
Net interest income	1,721
Provisions for losses on loans and advances	532
Net interest income after provisions for losses on loans and advances	1,189
Net commission income	693
Gains less losses arising from trading securities (trading profit)	227
General administrative expenses	1,907
Balance of other operating income and expenses	43
Operating profit	**245**
Net income from investments	(65)
Amortization of goodwill	55
Balance of other income and expenses	(31)
Profit from ordinary activities	**94**
Balance of extraordinary income and expenses	—
Net income before taxes	**94**
Income taxes	32
Net income after taxes	**62**
Minority interest in net income	6
Consolidated profit	**68**

IAS earnings per share (adjusted for goodwill amortization in €)	0.23
IAS earnings per share (in €)	0.12

Q2 (2001)	Q1 (2001)	Q4 (2000)	Q3 (2000)
1,814	1,752	1,479	1,247
435	368	399	291
1,379	1,384	1,080	956
712	767	654	540
102	146	43	189
1,914	1,914	1,400	1,282
7	454	26	9
286	**837**	**403**	**412**
34	20	125	(33)
61	56	31	20
(30)	(31)	(36)	(47)
229	**770**	**461**	**312**
—	—	(37)	(32)
229	**770**	**424**	**280**
78	261	22	121
151	**509**	**402**	**159**
(20)	(41)	(42)	(10)
131	**468**	**360**	**149**

0.36	0.98	0.86	0.40
0.25	0.87	0.80	0.35

Key Indicators (in %)	9/30/2001
Return on equity after taxes (adjusted for amortization of goodwill)	5.8
Return on equity after taxes	4.6
Cost-income ratio (based on operating revenues)	68.0
Cost-income ratio (based on earnings from ordinary activities)	70.3
Ratio of net commission income to operating revenues	25.7
Balance sheet figures (in billions of €)	
Total assets	724.6
Total lending volume	451.3
Shareholders' equity	19.7
Key capital ratios compliant with BIS	
Core capital (in billions of €)	22.0
Total equity (in billions of €)	41.9
Risk assets (in billions of €)	361.9
Core capital ratio (in %)	6.1
Total equity ratio (in %)	10.2
Share information	
Share price (in €)	31.79
Market capitalization (in billions of €)	17.0

Employees	71,131
Branch offices	2,284

6/30/2001	3/31/2001	12/31/2000	9/30/2000
7.4	10.9	9.2	8.6
6.2	9.7	8.5	7.9
66.5	61.4	62.6	62.2
68.0	62.7	61.8	61.7
25.7	24.6	29.6	29.6
731.7	717.9	716.5	548.2
456.3	444.6	449.2	361.6
20.0	20.2	19.6	12.9
22.0	21.0	19.3	14.9
43.5	41.0	39.6	30.3
368.3	362.1	355.0	271.4
6.0	5.8	5.4	5.5
10.3	10.0	10.0	9.8
58.40	61.20	60.30	62.76
31.3	32.8	32.3	26.5
71,228	71,840	72,867	46,321
2,367	2,405	2,421	1,402

Financial Calendar

IMPORTANT DATES 2002	
Preliminary annual results	February 20, 2002
Annual press conference	March 21, 2002
Annual analyst conference	March 21, 2002
Annual General Meeting of	
Shareholders	May 23, 2002
ICM International Congress Center	
Munich	
Neue Messe Munich-Riem,	
81823 Munich, Germany	
First-quarter earnings	May 23, 2002
Second-quarter earnings	July 25, 2002
Third-quarter earnings	October 24, 2002

CONTACTS

Should you have any questions about our reports, please contact our Investor Relations department by

calling
+49 (0)89 378-2 52 76,
faxing
+49 (0)89 378-2 40 83, or
e-mailing
ir@hypovereinsbank.de.

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

SHAREHOLDER PUBLICATIONS

Annual Report (English/German), abridged or full version

Annual Report Lexicon (available in German only)

Interim reports (English/German) for the first, second, and third quarters

Environmental Report 2000 (available in German and English)

For a current list of branches, visit our website at www.hypovereinsbank.com/branches

ORDERING

To order one of the publications listed here, please contact our Reporting Service by calling
+49 (0)89 89 50 60 75,
or faxing
+49 (0)89 89 50 60 30.
This edition of our Interim Report is prepared for the convenience of our English-speaking readers. It is based on the German original which takes precedence in all legal aspects.

Published by
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: Max Vornehm GmbH
Printed by: Peschke Druck

Printed in Germany



INVESTOR RELATIONS RELEASE **MAY 23, 2003**

Key personnel decisions made for HVB's Group Board - Rampl's team in place

- **Dr. Michael Kemmer (46), a new appointee to the Board, to act as Chief Risk Officer (formerly held by Mendel)**
- **Michael Mendel (45) to take charge of the business segment Germany (formerly Dr. Jentzsch)**
- **Dr. Stefan Jentzsch (42) to be responsible for the business segment Corporates & Markets (formerly Bub)**
- **Stephan Bub (45) to leave the Group Board on May 31, 2003**

The HVB Group has thus finalized the posts on the Group Board as and from June 1, 2003, within the context of the implementation of the transformation program. "The management team is now in place," said Dieter Rampl, spokesman of the Board. "It has taken up position for the period following the transformation and will concentrate on the long-term targets of the Group in the heart of Europe, namely on improving earnings and on value creation. We have made clear progress in repositioning our Group."

Stephan Bub will take over the management of a financial services company in the credit treasury sector, as announced at the beginning of the year, and will leave the Group Board as per May 31, 2003 at his own request. Preparations for realizing this company have already been almost completed - ahead of schedule. The HVB Group will retain a major shareholding in this company. "We would like to thank Mr. Bub for his work on the HVB Group Board and greatly appreciate his contribution to our bank." stated Rampl.

Stephan Bub's segment will be taken over by **Dr. Stefan Jentzsch**, who has been responsible for the business segment Germany. Dr. Jentzsch, who came to the HVB Group in 2001

from Goldman Sachs, is a proven capital market expert, who will heighten the profile of the HVB Group particularly in trading with interest and currency products and services and will expand the market position of the HVB Group in the sector Corporate Banking with Multinationals.

Michael Mendel, who joined the Board of Management at the beginning of the year as Chief Risk Officer, can draw on his many years of extensive experience in the segment Germany to press forward with the initiated restructuring of this business segment as conceived in the transformation program. His aim will be to increase the market share in the core area of retail and corporate banking in Germany and to improve earnings.

Dr. Michael Kemmer, who currently is on the Divisional Board in charge of Accounting, will take over the post of Chief Risk Officer from Michael Mendel. Dr. Kemmer, who has a doctorate in business management, has been with the bank since 1988 (apart from a short break), working in Accounting and Controlling, initially at the former Bayerische Vereinsbank and subsequently at the merged HypoVereinsbank in Munich. "With Dr. Kemmer we have gained a person with tremendous expertise who is highly competent in all questions of accounting and controlling, and who is highly regarded both inside and outside the bank," commented Mr. Rampl.

Gerhard Randa (COO and business segment Austria/CEE) and Dr. Wolfgang Sprissler (CFO) will remain in charge of their segments.

Group Investor Relations-Team:

Christian.Becker-Hussong@hvb.de ☎ +49-89-378 28235
Susan.Eckenberg@hvb.de ☎ +49-89-378 29185
Marc.Hess@hvb.de ☎ +49-89-378 27602
Sabine.Rueckert@hvb.de ☎ +49-89-378 26024
Richard.Speich@hvb.de ☎ +49-89-378 31063
Fax ☎ +49-89-378 24083Web Site: http://www.hvbgroup.com/ir



INVESTOR RELATIONS RELEASE **23. MAI 2003**

Personelle Weichenstellungen in der Konzernführung der HVB Group abgeschlossen – Team um Vorstandssprecher Rampl steht

- **Dr. Michael Kemmer (46) wird neu als Chief Risk Officer (bisher Mendel) in den Vorstand berufen**
- **Michael Mendel (45) übernimmt das Geschäftsfeld Deutschland (bisher Dr. Jentzsch)**
- **Dr. Stefan Jentzsch (42) übernimmt das Geschäftsfeld Corporates & Markets (bisher Bub)**
- **Stephan Bub (45) scheidet zum 31.5.03 aus dem Konzernvorstand aus**

Mit diesen Entscheidungen schließt die HVB Group zum 1.6.03 im Rahmen der Umsetzung des Transformationsprogramms die Besetzung der Konzernführung ab. Vorstandssprecher Dieter Rampl: "Die Führungsmannschaft steht. Sie hat sich jetzt für die Zeit nach der Transformation geordnet und richtet sich damit auf die langfristigen Ziele des Konzerns im Herzen Europas, d.h. auf Ertragssteigerung und Wertschöpfung aus. Wir sind so bei der Repositionierung unseres Konzerns einen weiteren deutlichen Schritt vorangekommen."

Stephan Bub wird, wie bereits zu Jahresbeginn angekündigt, die Leitung einer Finanzgesellschaft im Bereich Credit Treasury übernehmen und dazu auf eigenen Wunsch zum 31.5.03 aus dem Konzernvorstand ausscheiden. Die Vorbereitungen für die Realisierung dieser Gesellschaft sind schon jetzt – und damit schneller als geplant – weitgehend abgeschlossen. Die HVB Group wird an dieser Gesellschaft bis auf weiteres mehrheitlich beteiligt sein. Rampl: "Wir danken Herrn Bub für seine Arbeit im Konzernvorstand der HVB Group und zollen seinen Leistungen für unsere Bank hohen Respekt."

Das Ressort von Stephan Bub übernimmt **Dr. Stefan Jentzsch**, der zuletzt für das Geschäftsfeld Deutschland zuständig war. Dr. Jentzsch, der 2001 von Goldman Sachs zur HVB Group kam, ist ein ausgewiesener Kapitalmarktspezialist, der die Profilierung der HVB Group vor allem

im Handel mit zins- und währungsbezogenen Produkten und Dienstleistungen vorantreiben und dabei die Marktstellung der HVB Group im Bereich Corporate Banking mit Multinationals und Großkunden weiter ausbauen wird.

Michael Mendel, der seit Jahresbeginn als Chief Risk Officer dem Konzernvorstand angehört, bringt eine langjährige und umfassende Erfahrung im Geschäftsfeld Deutschland mit, die er jetzt dafür einsetzt, im Rahmen des Transformationsprogramms den eingeleiteten Umbau des Geschäftsfeldes voranzutreiben. Dabei wird er vor allem im Kerngeschäft mit Privat- und Firmenkunden in Deutschland Marktanteile hinzugewinnen und die Erträge ausbauen.

Dr. Michael Kemmer, zuletzt als Bereichsvorstand Leiter des Bereichs Rechnungswesen, übernimmt im Konzernvorstand von Michael Mendel die Funktion des Chief Risk Officers. Der promovierte Betriebswirt war seit 1988 mit einer kurzen Unterbrechung im Rechnungswesen und Controlling zunächst der ehemaligen Bayerischen Vereinsbank und dann der fusionierten HypoVereinsbank in München tätig. Rampl: "Mit Dr. Kemmer haben wir eine Persönlichkeit mit großem Fachwissen und hoher Kompetenz in allen Fragen der Rechnungslegung und des Controllings gewonnen, die zudem ein hohes Ansehen innerhalb und außerhalb der Bank genießt."

Gerhard Randa (COO und Geschäftsfeld Österreich/CEE) sowie Dr. Wolfgang Sprißler (CFO) verantworten ihre Ressorts unverändert.

Group Investor Relations-Team:

Christian.Becker-Hussong@hvb.de ☎ +49-89-378 28235
Susan.Eckenberg@hvb.de ☎ +49-89-378 29185
Marc.Hess@hvb.de ☎ +49-89-378 27602
Sabine.Rueckert@hvb.de ☎ +49-89-378 26024
Richard.Speich@hvb.de ☎ +49-89-378 31063
Fax ☎ +49-89-378 24083
Web Site: http://www.hvbgroup.com/ir

The present translation is furnished for your convenience only. The original German text of the Spin-off Plan and Spin-off Report is binding in all respects. In the event of any divergence between the English and the German texts, constructions, meanings or interpretations, the German text, construction, meaning or interpretation shall govern exclusively.

Spin-off of Bayerische Hypo- und Vereinsbank AG's commercial real estate financing business into Hypo Real Estate Holding AG

HVB Group

The present translation is furnished for your convenience only. The original German text of the Spin-off Plan is binding in all respects. In the event of any divergence between the English and the German texts, constructions, meanings or interpretations, the German text, construction, meaning or interpretation shall govern exclusively.

Spin-off Plan

Spin-off Plan
(spin-off to form a new company, compliant with Section 123 (2) No. 2, German Transformation of Companies Act (UmwG))

of

Bayerische Hypo- and Vereinsbank Aktiengesellschaft, Munich,
– hereinafter also referred to as "HVB AG" or
the "transferring company" –

PREAMBLE

The Board of Managing Directors and Supervisory Board of HVB AG have decided that its commercial real estate financing business should in the future be operated by a new independant corporate group acting independantly of HVB AG on the market, and no longer within the HVB Group. The commercial real estate financing business to be transferred accordingly comprises all domestic and foreign shareholdings of HVB AG concentrating on the real estate financing business with commercial customers and the existing portfolio of corresponding real estate loans of HVB AG outside Germany (with the exception of the existing portfolio in the United States); not being transferred, however, is the existing domestic portfolio. The private real estate financing business similarly remains with HVB AG, and will continue to be operated by the transferring company.

The main component of this transaction is the spin-off of the shareholding held by HVB AG in DIA Vermögensverwaltungs-GmbH (hereinafter referred to as "DIA GmbH"), in which the commercial real estate financing business is consolidated when the spin-off takes effect. The basis of this is the present Spin-off Plan, which the Board of Managing Directors of HVB AG is submitting to the Annual General Meeting of the Shareholders of HVB AG for approval.

1 Transferring Company

HVB AG, with its registered office in Munich, is entered in the Commercial Register maintained by the Munich District Court under entry number HRB 42148. The company's capital stock totals €1,608,866,103.00, and is divided into 521,735,101 no par shares in the form of common bearer shares (€1,565,205,303.00) and 14,553,600 no par shares in the form of registered non-voting preferred shares (€43,660,800.00). All shares are fully paid-in.

HVB AG will, before the spin-off takes effect, reduce its capital stock to €1,608,866,100.00 by calling in one common bearer share by way of a simplified capital reduction compliant with § 237 (3) AktG (German Stock Corporation Act); when the capital reduction takes effect the capital stock will be divided into 521,735,100 no par shares in the form of common bearer shares (€1,565,205,300.00) and 14,553,600 no par shares in the form of registered non-voting preferred shares (€43,660,800.00).

2 Spin-off to Form a New Company

2.1 HVB AG, as the transferring company, transfers by way of a spin-off to form a new company compliant with § 123 (2) No. 2 UmwG (German Transformation of Companies Act) the portion of its assets listed in Paragraph 4 as a whole to Hypo Real Estate Holding AG (hereinafter referred to as "Hypo Real Estate Holding") to be formed by it through the spin-off, as receiving company, against the granting of shares of Hypo Real Estate Holding to the shareholders of HVB AG, in proportion to the previous shareholding held by these shareholders in HVB AG (proportion-retaining spin-off to form a new company).

2.2 Hypo Real Estate Holding receives the Articles of Association attached to the present document as Annex 2.2-1, which are established by the present Spin-off Plan.

2.3 According to § 1 (2) of the Articles of Association of Hypo Real Estate Holding, the company has its registered office in Munich.

3 Spin-off Date, Final Balance Sheet

3.1 The spin-off is being executed in an internal relationship between HVB AG and Hypo Real Estate Holding with effect from the end of December 31, 2002. From the start of January 1, 2003, 00:00 hours ("spin-off date"), the actions and transactions of HVB AG relating to the assets to be spun off in accordance with Paragraph 4 are deemed to be undertaken on behalf of Hypo Real Estate Holding.

3.2 The balance sheet of HVB AG, as transferring company, at December 31, 2002 is taken as the basis for the spin-off as final balance sheet ("final balance sheet"). The balance sheet forms part of the annual financial statements of the transferring company at December 31, 2002, issued with an unqualified audit opinion by the independant auditors, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

3.3 HVB AG will disclose the assets to be spun off at the carrying amount in its final commercial balance sheet and at the going-concern value in its transfer tax balance sheet.

3.4 Hypo Real Estate Holding will disclose the assets to be spun off at the carrying amount in its commercial accounts and at the going-concern value in its tax accounts.

4 Assets to be Spun Off

4.1 The assets to be spun off consist of all shareholdings in DIA GmbH existing when the spin-off takes effect and held by HVB AG as sole shareholder of DIA GmbH (hereinafter referred to as "spin-off object").

4.2 DIA GmbH, with its registered office in Munich, is entered in the Commercial Register maintained by Munich District Court under entry number HRB 108125. The capital stock of DIA GmbH totaled a nominal €26,000 when the Spin-off Plan was prepared, and comprised a shareholding in the amount of the capital stock held by HVB AG. The Shareholders' Meeting of DIA GmbH has decided to increase the capital stock of DIA GmbH to a nominal €100,000 by way of a capital increase through contributions in kind. The new shareholding totaling a nominal €74,000 was assumed by HVB AG against the contribution of its shareholding in HVB Real Estate Bank Aktiengesellschaft (hereinafter referred to as "HRE"); the filing of the capital increase through contributions in kind will take place shortly. Hence the spin-off object comprises two shareholdings in DIA GmbH of nominal €26,000 and €74,000, which are fully paid-in.

4.3 The shareholdings forming the spin-off object are transferred with entitlement to a share of profits as of January 1, 2003. The transfer of the assets to be spun off is effected in rem when the spin-off is entered in the Commercial Register entry of HVB AG ("completion date").

4.4 The commercial real estate financing business of HVB AG to be transferred will be combined in DIA GmbH before the spin-off takes effect. The shareholdings in the commercial real estate financing business already held by DIA GmbH when the Spin-off Plan was set up and to be held by it in the future are listed in Annex 4.4-1. A distinction is made here between those shareholdings held by DIA GmbH which it already held at the time the Spin-off Plan was prepared ("structure when the Spin-off Plan was prepared"), and those shareholdings still to be acquired by DIA GmbH or one of its subsidiaries before the spin-off is filed for entry in the Commercial Register entry of HVB AG ("necessary transaction steps"), and further measures that are currently only being considered, but which are not a condition for the notice of register filing of the spin-off ("considered transaction steps"). The Board of Managing Directors is instructed not to file the spin-off for entry in the Commercial Register of HVB AG until the necessary transaction steps have been executed.

4.5 HVB AG will, in the period between the approval of the General Meeting of the Shareholders of the transferring company and the completion date, dispose of the spin-off object and its shareholdings assumed by DIA GmbH before the spin-off takes effect through the execution of the necessary transaction steps, only to the extent envisaged in Annex 4.4-1. HVB AG also undertakes to take all the necessary measures for the transfer of HVB Bank Ireland in accordance with Paragraph 5.2 of Annex 4.4-1. Furthermore, it will, to the extent legally permissible, see to it that Isar-Seine Immobilien GmbH will dispose of its shareholdings only to the extent envisaged in Annex 4.4-1.

4.6 Moreover, HVB AG will, to the extent legally permissible, see to it that DIA GmbH, in the period between the approval of the General Meeting of the Shareholders of the transferring company and the completion date, dispose of its shareholdings in the above-mentioned period similarly only to the extent envisaged Annex 4.4-1. Moreover, HVB AG will see to it that DIA GmbH, to the extent to which it is legally permissible for it to do so, ensures that the subsidiaries it already holds at this point in time, in the period between the approval of the General Meeting of the Shareholders of the transferring company and the completion date, will dispose of its shareholdings, similarly only to the extent envisaged in Annex 4.4-1.

5 Cooperation Obligations

5.1 Where the cooperation of companies affiliated with Hypo Real Estate Holding at the time the spin-off takes effect is necessary to meet obligations established before the spin-off date, or to assert or enforce rights or claims of HVB AG and its affiliated companies, Hypo Real Estate Holding will make every effort to ensure that these companies provide the necessary cooperative acts in the future as well.

5.2 Hypo Real Estate Holding receives from HVB AG all documents in its possession required to assert the rights and claims or to ward off claims or liabilities transferred directly or indirectly – via affiliated companies – to Hypo Real Estate Holding through the spin-off. With regard to the ownership of the books, records, operating data and other commercial documents relating to the spin-off object, HVB AG and Hypo Real Estate Holding will reach agreement without delay after the spin-off takes effect. The company obtaining ownership of the documents will keep them for the statutory retention periods for the other company, and ensure that the other company can inspect such documents and make photocopies thereof; the other company may, in individual instances, demand that the documents be passed to it before they are destroyed. Business and operating secrets are to be treated confidentially. In the case of official proceedings and legal disputes relating to periods up to the completion date, HVB AG and Hypo Real Estate Holding will provide support for each other after the completion date; specifically they will make available to each other all information and documents needed or useful in meeting official requirements or in providing evidence to public authorities or law courts, and mutually work toward appropriate support from their employees and those of their affiliated companies in such proceedings.

5.3 HVB AG and Hypo Real Estate Holding will make available to each other all information and documents required to prepare accounts in compliance with HGB (German Commercial Code) IAS (International Accounting Standards) or US-accounting-rules (U. S. GAAP), and for the publications which they are obliged to provide by law, administrative regulations, stock exchange rules, and directives from administrative authorities, courts or securities exchanges in Germany and abroad.

6 Consideration, Granting of Shareholdings, Trustees

6.1 The capital stock of Hypo Real Estate Holding to be formed will total €402,216,525.00, and will be divided into 130,433,775 no par shares in the form of common bearer shares (€391,301,325.00) and 3,638,400 no par shares in the form of bearer non-voting preferred shares (€10,915,200.00).

6.2 As consideration for the transfer of the assets to be spun off, the shareholders of HVB AG will, when the spin-off takes effect, be granted the following in accordance with the existing participating interest free of charge:

6.2.1 One share of common bearer shares of Hypo Real Estate Holding with a proportionate amount of the capital stock of €3.00 apportionable to each no par share, for every four shares of common bearer shares of HVB AG with a proportionate amount of the capital stock of €3.00 apportionable to each no par share.

6.2.2 One no par share in the form of non-voting preferred bearer shares of Hypo Real Estate Holding with a proportionate amount of the capital stock of €3.00 apportionable to each no par share, for every four shares of registered non-voting preferred shares of HVB AG with a proportionate amount of the capital stock of €3.00 apportionable to each one no par share.

The shares to be issued by Hypo Real Estate Holding are entitled to a share of profits as of January 1, 2003.

6.3 The shares of Hypo Real Estate Holding to be issued in accordance with Paragraph 6.2 are the shares newly issued in accordance with the Articles of Association corresponding to the capital stock of the newly created Hypo Real Estate Holding. Of the capital stock of Hypo Real Estate Holding, which, in accordance with § 3 of its Articles of Association, totals €402,216,525.00, and is divided into 130,433,775 common bearer shares and 3,638,400 non-voting preferred bearer shares, the common shareholders of HVB AG, in accordance with Paragraph 6.2.1, assume 130,433,775 common shares, and the preferred shareholders of HVB AG, in accordance with Paragraph 6.2.2, 3,638,400 preferred shares.

6.4 HVB AG appoints Warth & Klein Wirtschaftsprüfungsgesellschaft mbH, Düsseldorf, to act as trustee for the receipt of the shares of Hypo Real Estate Holding to be issued and their delivery to the shareholders of HVB AG.

7 Granting of Special Rights and Advantages

7.1 HVB AG grants its preferred shareholders preferred shares of Hypo Real Estate Holding in accordance with the arrangements in accordance with Paragraph 6.2.2. The terms of the preferred shares of Hypo Real Estate Holding are elaborated in § 4 (2) of the Articles of Association of Hypo Real Estate Holding.

In order to adjust the preference on the preferred shares of HVB AG to reflect the spin-off, the cumulative preferred dividends of the preferred shareholders of HVB AG for each preferred share of €0.08 in accordance with the allocation ratio of 4:1 envisaged for common shares, will be reduced by €0.016 to €0.064. This adjustment takes effect from the beginning of the fiscal year for which the shares of Hypo Real Estate Holding are entitled to a share of profits for the first time; § 6 (4) of the Articles of Association of HVB AG is amended accordingly, and receives the version reproduced in Annex 7.1-1.

The cumulative preferred dividend of €0.08 per no par share to the preferred shareholders of HVB AG according to the currently valid Articles of Association of HVB AG will not be paid for fiscal 2002. These arrears will be apportioned at a ratio of 4:1 to the preferred shares of HVB AG and Hypo Real Estate Holding in such a way that a fractional amount of €0.064 (the "HVB AG fractional amount") is apportioned to each preferred share of HVB AG and a fractional amount of €0.064 (the "Hypo Real Estate Holding fractional amount") is apportioned to each preferred share of Hypo Real Estate Holding. Should further arrears arise for later fiscal years for which the preferred shares of Hypo Real Estate Holding are not yet entitled to a share of profits, such arrears are apportioned in the same ratio when the spin-off takes effect. This apportionment is rendered superfluous to the extent that retrospective payments from profits of a fiscal year for which the preferred shares of Hypo Real Estate Holding are not yet entitled to a share of profits are made on arrears. If the arrears are not paid by the respective company in the next year alongside the full preference for the year, the preferred shareholders of the respective company have the voting right until the respective arrears have been paid.

7.2 HVB AG issued profit participating certificates in 1997 (German Securities Identification Number 802180) (hereinafter referred to as "HVB AG profit participating certificates"). In accordance with the allocation ratio of 4:1 established for shares in Paragraph 6.2, Hypo Real Estate Holding, when the spin-off takes effect, proportionately assumes the obligation of HVB AG to service and repay the profit participating certificates, and receives the liquid assets required to meet such obligations.

Hence, for each profit participating certificate of HVB AG with a nominal value of DM1,000.00 (corresponding to €511.29), the holders of HVB AG profit participating certificates receive profit participating certificates of Hypo Real Estate Holding with a nominal value of DM200.00 (corresponding to €102.258). To the extent that Hypo Real Estate Holding assumes the obligations arising from the HVB AG profit participating certificates, Real Estate Holding grants the holders of HVB AG profit participating certificates, from the time when the spin-off takes effect, Hypo Real Estate profit participating certificates in accordance with the Hypo Real Estate Holding profit participating certificate conditions attached as Annex 7.2-1.

In order to adjust the HVB AG profit participating certificates to reflect the spin-off, when the spin-off takes effect, the nominal value of DM1,000,000,000.00 (corresponding to €511,291,881.20) established in § 1 (1) of the profit participating certificate conditions of HVB AG profit participating certificates is reduced by DM200,000,000.00 (corresponding to €102,258,376.24) to DM800,000,000.00 (corresponding to €409,033,504.96); the original denomination of DM1,000.00 per profit participating certificate (corresponding to €511.29) will be converted to a denomination of DM100.00 per profit participating certificate (corresponding to €51.129) as part of the spin-off. The HVB AG profit participating certificate conditions adjusted accordingly are attached to the present Spin-off Plan as Annex 7.2-2.

7.3 Other rights within the meaning of §§ 135, 126 (1) No. 7 UmwG (German Transformation of Companies' Act) do not exist, and are also not granted in conjunction with the spin-off, and no measures are envisaged within the meaning of this provision.

7.4 At the time when the Spin-off Plan was prepared, Kurt F. Viermetz was a member of the Supervisory Board of HVB AG; furthermore, Mr. Viermetz is designated to act as a member of the Supervisory Board of Hypo Real Estate Holding. Moreover, Hypo Real Estate Holding does not grant any advantages within the meaning of § 126 (1) No. 8 UmwG (German Transformation of Companies' Act) to any member of the Board of Managing Directors or the Supervisory Board, nor any independant auditor or the spin-off auditor.

8 Consequences for the Employees and their Representatives

8.1 The employees affected are employed in individual companies whose legal identity remains unaffected by the spin-off. Hence a company transfer as defined in § 613 a BGB (German Civil Code) does not take place. The employment relationships concluded with the individual employees remain in force unchanged. Neither does the spin-off have any influence on the protection against dismissal enjoyed by the employees.

At the time of the spin-off, approximately 2,725 people are employed in the commercial real estate financing business (Real Estate business segment) of HVB Group.

The new Hypo Real Estate Group will have approximately 1,650 positions. Of this total, approximately 25 to 30 people will be employed by Hypo Real Estate Holding.

Hypo Real Estate Bank International will, after the spin-off, create approximately 85 additional positions in its head office in Ireland. Furthermore, it will establish a new branch office in Munich with approximately 54 employees. In some instances, employees of HVB Group may switch to Hypo Real Estate Bank International on the basis of individual contracts. This also affects employees in New York and Stockholm.

The spin-off has no impact on the company pension plans granted to the employees (direct commitments made by the employer and retirement benefit corporations or pension funds for the employees of HVB AG and/or BVV Versicherungsverein des Bankgewerbes a. G., and/or BVV Versorgungskasse des Bankgewerbes e.V.).

Through the spin-off, the affiliated companies of Hypo Real Estate Holding can no longer remain, or be included, in the master or group agreements of HVB Group. Instead, Hypo Real Estate Holding and its affiliated companies (hereinafter also referred to as "Hypo Real Estate Group") must conclude separate cooperation agreements with the existing contractual partners. The provisions set forth in the group and master agreements (regarding, for instance, direct life insurance or the pension fund) are to be renegotiated. If new conditions arise as part of these negotiations, the provisions of the employment contract will, if necessary, subsequently need to be amended to take account of the use of income elements for the HVB AG pension fund or for a direct life insurance.

There are no employee profit-sharing schemes in the form of stock option plans or stock appreciation rights.

8.2 The spin-off as such does not have any impact on the legal identity of the individual companies and their organizational structure in individual plants. Hence the employee representative bodies formed at plant and company level (works council, central works council, joint economic committee, speakers' committee or company speakers' committee for senior executives) continue to exist. The Group works council of HVB Group does, however, lose its responsibility for the companies affected by the spin-off. The same holds true for the Group speakers' committee and the Euro Council of HVB Group.

The representatives of the companies affected by the spin-off in the Group works council and the Group speakers' committee lose their membership through the spin-off. The changes in the composition of the Group works council caused by the departure of individual members as part of the spin-off are taken into account in the Annex ("List of names") to the Group company agreement of the HVB Group.

The general company agreements and company agreements in the individual companies remain unaffected by the spin-off.

In the future, Hypo Real Estate Group may form a Group works council, a Group speakers' committee for senior executives, and/or a Euro Council, provided the legal requirements to do so have been met.

The spin-off has no impact on the existing collective bargaining agreements.

The change in the business model as part of the spin-off results in restructuring, which will give rise to individual staffing changes within the meaning of §§ 111 ff. of BetrVG (German Works Councils Act) especially at HRE, Württembergische Hypothekenbank AG, and Westfälische Hypothekenbank AG. Negotiations with the employee representatives regarding this matter are ongoing.

8.3 The spin-off has no influence on the composition of the Supervisory Board of HVB AG; no members of the Supervisory Board of HVB AG are employees assigned to the future Hypo Real Estate Group.

The spin-off has no influence on the composition of supervisory boards currently formed at the companies of the future Hypo Real Estate Group in accordance with the regulations applicable in each case.

Compliant with §§ 76 (6), 77a BetrVG 1952 (German Works Councils Act of 1952), no employee representatives will belong to the Supervisory Board of Hypo Real Estate Holding.

9 Warranty

HVB AG provides no warranty to Hypo Real Estate Holding for the quality of the assets to be spun off. Furthermore, HVB AG and Hypo Real Estate Holding, to the extent legally permissible and not expressly stated otherwise in the present Spin-off Plan, in conjunction with the spin-off in accordance with the present Spin-off Plan, may not assert any claims against each other arising from the violation of contractual, precontractual or statutory obligations or undertakings, no matter what the legal ground.

10 Change of Spin-off Date

10.1 Notwithstanding Paragraph 3.1, if the spin-off is not entered in the Commercial Register entry of HVB AG by December 31, 2003, January 1, 2004, 00:00 hours, is deemed the spin-off date and December 31, 2003, 24:00 hours, the transfer cut-off date for tax reporting purposes. In this case, a balance sheet of HVB AG prepared at December 31, 2003 is taken as the base in accordance with Paragraph 3.2 as the final balance sheet. In the event of a further delay to the entry beyond December 31 of the following year, the cut-off dates are each postponed by another year.

10.2 If the spin-off is not entered in the Commercial Register entry of HVB AG by December 31, 2003, the shares of Hypo Real Estate Holding granted as consideration are, notwithstanding Paragraph 6.2, entitled to a share of profits from January 1, 2004. In the event of a further delay of the entry beyond December 31 of the following year, the start of the entitlement to a share of profits is postponed by a further year.

11 Adaptions to Reflect Interim Changes
If HVB AG increases its capital stock by issuing new shares against capital contributions before the spin-off takes effect, the arrangements of the present Spin-off Plan are amended as follows:

11.1 The number of common shares of HVB AG for which a common share of Hypo Real Estate Holding is granted in accordance with Paragraph 6.2, increases by the ratio in which the capital stock of HVB AG increases by executing the capital increase. The same holds true for the preferred shares.

11.2 The cumulative preferred dividend of the preferred shareholders of HVB AG for each preferred share is the quotient calculated by dividing the sum of (I) €0.064 multiplied by the number of preferred shares existing at HVB AG before the capital increase and (II) €0.08 multiplied by the number of preferred shares created by the capital increase at HVB AG (hereinafter referred to as "new HVB AG preferred shares"), divided by the total number of preferred shares existing after the capital increase at HVB AG (the result is hereinafter also referred to as the "adjusted advance share of HVB AG profits").

The cumulative preferred dividend to be granted to the preferred shareholders of Hypo Real Estate Holding in accordance with Paragraph 7.1 for each preferred share remains unchanged.

New HVB AG preferred shares do not participate in arrears from fiscal years for which the new HVB AG preferred shareholders are not entitled to a share of profits; the same holds true for the preferred shares of Hypo Real Estate Holding granted in accordance with Paragraph 6.2 for new HVB AG preferred shares (hereinafter referred to as "new Hypo Real Estate Holding preferred shares"). With regard to these arrears, Paragraph 7.1, third sub-paragraph, is applicable analogously exclusively to the preferred shares of HVB AG existing before the capital increase and the preferred shares of Hypo Real Estate Holding to be issued for them in accordance with Paragraph 6.2, with the adjusted advance share of HVB AG profits taking the place of the HVB AG fractional amount; the Hypo Real Estate Holding fractional amount remains unchanged for this calculation.

Arrears from fiscal years for which the new HVB AG preferred shares are entitled to a share of profits are, in analogous application of Paragraph 7.1, third sub-paragraph, apportioned to all preferred shares, with the adjusted advance share of HVB AG profits taking the place of the HVB AG fractional amount; the Hypo Real Estate Holding fractional amount remains unchanged for this calculation.

HVB AG is obliged to amend its Articles of Association as soon as possible to reflect the above-mentioned arrangement. Until the amendment of the Articles of Association takes effect, HVB AG and Hypo Real Estate Holding will act in relation to one another and in relation to their shareholders economically as though the above-mentioned arrangements were of the Articles of Association of HVB AG.

11.3 The assumption of the obligation of HVB AG to service and repay the profit participating certificates by Hypo Real Estate Holding is effected by multiplying the entire profit participating certificates outstanding of DM1 billion by the quotient calculated by dividing 1 by the sum of (I) 5 and (II) 4, multiplied by the percentage increase in shareholders' equity. The percentage increase in shareholders' equity is calculated by dividing the amount of the capital increase by the shareholders' equity of HVB AG, within the meaning of § 266 (3A) HGB (German Commercial Code), before the capital increase at the spin-off date.

12 Effectiveness, Approval of the Shareholders
The spin-off will not take effect until the present Spin-off Plan has been approved by the General Meeting of Shareholders of HVB AG, the newly formed Hypo Real Estate Holding is entered in the Commercial Register entry of Hypo Real Estate Holding, and the spin-off is entered in the Commercial Register entry of HVB AG.

13 Right of Withdrawal
If the spin-off does not take effect by entry in the Commercial Register entry of HVB AG by the end of December 31, 2003, HVB AG is entitled, at any time, to withdraw from the present Spin-off Plan with immediate effect by means of a resolution of the Board of Managing Directors, which requires the approval of the Supervisory Board, but without a new resolution of the General Meeting of the Shareholders of HVB AG.

14 Final Provisions
Should one or more provisions of the present Spin-off Plan be in effective in part or in full, or prove to be impracticable, the validity of the rest of the Spin-off Plan will not be affected thereby. Completely or partially ineffective or impracticable provisions will be replaced by an effective provision that reflects the commercial intent and comes as close as possible to the content of the provision to be replaced. The same holds true analogously should it become apparent that the Spin-off Plan has lacunae.

APPOINTMENT OF THE SUPERVISORY BOARD

In accordance with § 96 (1) and § 101 (1) AktG (German Stock Corporation Act), the first Supervisory Board of Hypo Real Estate Holding consists exclusively of shareholder representatives to the Supervisory Board. In accordance with § 135 (2) UmwG (German Transformation of Companies' Act), § 30 (1) and § 31 (1) AktG (German Stock Corporation Act) in conjunction with § 7 (1) of the Articles of Association of Hypo Real Estate Holding, the first Supervisory Board of Hypo Real Estate Holding consists of three members. The period of office of the first Supervisory Board of Hypo Real Estate Holding terminates with the conclusion of the General Meeting of Shareholders resolving on ratification regarding the first fiscal year of Hypo Real Estate Holding.

Subject to the approval of the General Meeting of Shareholders of HVB AG, the following persons are hereby appointed to act as members of the first Supervisory Board of Hypo Real Estate Holding:

Kurt F. Viermetz,
Chairman of the Supervisory Board,
Former Deputy Chairman of J. P. Morgan & Co. Inc., Rye and Munich

Dr. Ferdinand Graf von Ballestrem,
Member of the Board of Managing Directors of MAN AG, Munich

Götz Wricke,
Chairman of the Board of Managing Directors of Hamburg-Mannheimer Versicherungs-AG, Hamburg

The further directorships which the proposed ladies and gentlemen hold with German joint stock corporations that are required by German law to form a supervisory board, and in other comparable supervisory boards, are attached to the Spin-off Plan as the Annex: Supervisory Board.

APPOINTMENT OF INDEPENDANT AUDITORS

The first independant auditors of Hypo Real Estate Holding are to be appointed by its founder, HVB AG. HVB AG hereby appoints

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Munich

to act as the first independant auditors of Hypo Real Estate Holding AG.

Munich, March 26, 2003

Annexes to Spin-off Plan

Annex 2.2-1:
Articles of Association of Hypo Real Estate Holding

Annex 4.4-1:
Direct and indirect shareholdings of DIA GmbH/further transaction steps

Annex 7.1-1:
§ 6 (4) of the Articles of Association of HVB AG in the version applicable after the spin-off

Annex 7.2-1:
Profit participating certificate conditions of Hypo Real Estate Holding

Annex 7.2-2:
Pprofit participating certificate conditions of HVB AG in the version applicable after the spin-off

Annex: Supervisory Board

ARTICLES OF ASSOCIATION OF HYPO REAL ESTATE HOLDING AG

§ 1 Name, registered office of the Company

(1) The name of the company is:

Hypo Real Estate Holding AG.

(2) The registered office of the Company is in Munich.

§ 2 Object of the Company

(1) The object of the Company is to head an international group of companies whose activities are focused on the areas of real estate finance, property-related banking transactions, the real estate business and all related financing, consulting and brokerage services, and other services of all kinds, and on other banking activities. The Company can also hold stakes in mortgage banks, commercial banks and mixed banks as well as financial services institutions. The object of the Company excludes transactions that require regulatory approval, in particular the performance of banking transactions as defined in § 1 (1) KWG (German Banking Act) or financial services as defined in § 1 (1a) KWG (German Banking Act.

(2) The Company is authorized to enter into any transaction or perform any measure deemed appropriate to serve the object of the Company. It can establish and acquire other companies or invest in them. The Company can restructure companies in which it invests, place them under joint management or limit itself to the administration of these companies and the control of their investments.

§ 3 Capital stock and shares

(1) The Company's capital stock amounts to

€402,216,525.00

and is divided into
a) 130,433,775 common bearer shares
b) 3,638,400 non-voting preferred bearer shares.

(2) The Board of Managing Directors is authorized until May 13, 2008 to increase the Company's capital stock once or more than once, with the approval of the Supervisory Board, by a maximum aggregate nominal amount of €120,000,000.00 by the issue of up to 40,000,000 no par shares; the new shares may be issued against cash contributions or against non-cash contributions (Authorized Capital 2003/I).

When shares are issued against non-cash contributions, the Board of Managing Directors is authorized with the approval of the Supervisory Board to preclude shareholders' preemptive rights. In case of a capital increase against cash contributions, the shareholders shall be granted preemptive rights. However, the Board of Managing Directors is authorized with the approval of the Supervisory Board to preclude fractional amounts from shareholders' preemptive rights. In addition, in case of capital increases against cash contributions, the Board of Managing Directors is authorized with the approval of the Supervisory Board to preclude shareholders' preemptive rights if the issue price is not substantially below the market price of the Company's shares. However, this authorization to preclude preemptive rights applies only under the condition that the shares issued against cash pursuant to § 186 (3) sentence 4 AktG (German Stock Corporation Act) do not exceed more than 10% of the Company's capital stock; to be included when calculating this 10% amount of the Company's capital stock are sales of the company's own stock transferred in preclusion of shareholders' preemptive rights pursuant to § 186 (3) sentence 4 AktG (German Stock Corporation Act).

However, the Board of Managing Directors is authorized with the approval of the Supervisory Board to define all other conditions for share issues in accordance with relevant laws and regulations.

Either only common shares or common shares and non-voting preferred shares vested with the same rights as the already existing non-voting preferred shares may be issued.

Should common shares and preferred shares be issued, preemptive rights to preferred shares only exist for preferred shareholders, excluding any preemptive right to common shares; the issue may not increase the percentage share of preferred shares in the capital stock.

When new shares are issued, a profit share entitlement different from that stated in § 60 (2) sentence 3 AktG (German Stock Corporation Act) may be set for such shares.

§ 4 Common shares/preferred shares/securitization

(1) The shares are common bearer shares.

(2) a) Preferred shares have no voting rights and shall receive a cumulative preferred dividend of €0.064 per individual share plus an additional share in profits equivalent to the amount due for common shares. The right to cumulative payment of the preferred dividend is granted to preferred shareholders as an independant right. The right to issue additional non-voting preferred shares with equal rights is reserved.

b) The fiscal year 2002 of Bayerische Hypo- und Vereinsbank Aktiengesellschaft resulted in arrears of €.08 per preferred share of Bayerische Hypo- und Vereinsbank Aktiengesellschaft. In accordance with Item 7.1 of the spin-off plan of March 26, 2003, these arrears shall be divided in a 4:1 ratio so that an amount of €0.064 accrues to each preferred share in Bayerische Hypo- und Vereinsbank Aktiengesellschaft, and an amount of €0.064 accrues to each preferred share in the Company.

If additional arrears result for shares of Bayerische Hypo- und Vereinsbank Aktiengesellschaft in future fiscal years for which preferred shares of the Company are not yet entitled to participate in profits, then these arrears will be divided according to the same ratio when the spin-off takes effect. The division of these arrears will not be necessary if payments of arrears have been made using the income of a fiscal year for which the preferred shares in the Company are not yet entitled to share in profits.

(3) The form and content of the share certificates are to be determined by the Board of Managing Directors. The same applies to dividend coupons and renewal coupons.

(4) Shareholders have no claim to the securitization of their shares unless required under the rules of a stock exchange where the shares are listed.

§ 5 Board of Managing Directors

The Board of Managing Directors comprises a minimum of two members. The Supervisory Board shall determine the exact number of members of the Board of Managing Directors.

§ 6 Legal Representation of the Company

The Company is legally represented by two members of the Board of Managing Directors or by one member of the Board of Managing Directors together with a Prokurist (executive manager holding a general power of attorney under German law).

§ 7 Supervisory Board

(1) The Supervisory Board consists of three members.

(2) The members of the Supervisory Board shall be elected for the period ending with the close of the General Meeting of the shareholders which ratifies the members' actions for the fourth fiscal year following the commencement of their term of office, without counting the financial year in which the aforementioned term of office commences.

(3) Replacement elections are held to elect replacements for the remaining term of office of members of the Supervisory Board who have left the Supervisory Board.

(4) Members and deputy members of the Supervisory Board may resign their office at any time by submitting a written declaration to the Board of Managing Directors of the Company.

(5) The General Meeting of the Shareholders may not elect more than two former members of the Board of Managing Directors of the Company to the Supervisory Board. Moreover, the General Meeting of the Shareholders cannot elect persons to the Supervisory Board who are members of governing bodies of important competitors of the Company or of Group affiliates, or serve such competitors in a consulting capacity. In addition, management board members of listed companies cannot be elected to the Supervisory Board if, in addition to their Supervisory Board mandate for the Company, they have more than four other supervisory board mandates with listed companies outside the Group.

§ 8 Tasks and rights of the Supervisory Board

(1) The Supervisory Board has all rights and tasks assigned to it under the law, the Articles of Association, or by other means. In particular, the Supervisory Board is responsible for supervising and advising the Board of Managing Directors in its management activities.

(2) The Board of Managing Directors must report continually to the Supervisory Board to the extent specified by law.

(3) The Supervisory Board shall compile a catalog of transactions for which the Board of Managing Directors needs its approval.

(4) The Supervisory Board is authorized to make such amendments to the Articles of Association which only relate to aspects of grammar or wording, but not to content or meaning.

§ 9 Chairman of the Supervisory Board

(1) The Supervisory Board elects a chairman and one or more deputy chairmen from among its members.

(2) If the chairman or a deputy chairman resigns from the Supervisory Board, then a successor shall be elected without delay.

§ 10 Supervisory Board resolutions

(1) The Supervisory Board has a quorum when all three members take part in the vote on a resolution. With the approval of the chairman, Supervisory Board members may take part in Supervisory Board meetings via telephone or video conference. Abstentions from voting have no affect on the presence of a quorum.

(2) Decisions are made by simple majority voting unless a larger majority is required by statutory provisions.

(3) The chairman of the Supervisory Board – or if he or she is unable to attend, a deputy – can bring about a decision by the Supervisory Board by conducting a vote in writing or by telephone, fax, videoconference or e-mail – or by a combination of these communication methods. The chairman of the Supervisory Board can also permit individual members to vote by the means listed above when conducting a meeting with attending members. Individual Supervisory Board members have no right of appeal against decisions passed under the procedures described above. This regulation also applies to decisions made by committees.

§ 11 Remuneration of Supervisory Board members

(1) In addition to the reimbursement of their expenses and the turnover tax accruing on Supervisory Board activities, each member of the Supervisory Board shall receive a fixed remuneration totaling €60,000.00 each year, payable at the end of the fiscal year.

The chairman shall receive one and a half times the remuneration stated above.

(2) The company may take out a liability insurance policy on behalf of the members of the Supervisory Board to cover the statutory liability arising from their activities as Supervisory Board members.

§ 12 General Meeting of the Shareholders

(1) The General Meeting of the Shareholders shall take place at the Company's registered office, at a German stock exchange or at a city in Germany with at least 100,000 inhabitants.

(2) The entire General Meeting of the Shareholders or excerpts thereof can be broadcast, including sound and pictures. The specific details shall be determined by the Board of Managing Directors with the approval of the Supervisory Board. If an audiovisual broadcast is to be made of the General Meeting of the Shareholders, then the invitation to the General Meeting of the Shareholders must state this fact, giving details.

(3) The members of the Board of Managing Directors and the Supervisory Board are expected to take part in the General Meeting of the Shareholders.

§ 13 Convening the General Meeting of the Shareholders

(1) The General Meeting of the Shareholders is convened by the Board of Managing Directors or the Supervisory Board.

(2) The convening of the General Meeting of the Shareholders must be announced in the Company's designated journals no less than one month before the day by the end of which the shares must be deposited pursuant to § 14 of these Articles of Association, excluding the day of publication and the last possible deposit day.

§ 14 Attendance at the General Meeting of the Shareholders

(1) Every shareholder is entitled to attend the General Meeting of the Shareholders.

(2) To be able to exercise voting rights at the General Meeting of the Shareholders, shareholders must deposit their shares with the Company, with a notary public, with a securities clearing and depositing bank, or with one of the other depositories listed in the notification of the meeting by the end of the fifth day before the date of the General Meeting of the Shareholders, where they will be retained until the conclusion of the General Meeting of the Shareholders. If the last day of the deposit deadline is a Sunday, a statutory holiday at a depository location or a day on which bank counters are closed, then the depository deadline ends on the day on which banks reopen.

(3) The deposit requirement is also deemed to be satisfied if, with the agreement of a depository, the shares are frozen at other financial institutions on behalf of the depository until the conclusion of the General Meeting of the Shareholders.

(4) If the shares are deposited with a notary or a securities clearing and deposit bank, the certificate to be issued by the notary or bank must be submitted to the Company no later than the day after the deposit deadline expires.

§ 15 Voting rights

(1) Each common share confers one vote.

(2) Insofar as preferred shareholders are entitled to vote by law, each preferred share confers one vote.

§ 16 Chairman of the General Meeting of the Shareholders

(1) The Chairman of the Supervisory Board – or if he or she is unable to attend, a deputy – shall preside over the General Meeting of the Shareholders.

(2) The chairman of the meeting determines the order of the items on the agenda and the form of voting insofar as this is not resolved by the General Meeting of the Shareholders.

§ 17 Resolutions of the General Meeting of the Shareholders

(1) The General Meeting of the Shareholders adopts resolutions by simple majority of the votes cast unless the law requires a larger majority. In cases where the law requires an equity majority in addition, the simple majority of the capital stock represented at the vote on the resolution is sufficient, insofar as this is permitted by law.

(2) When elections are held and no candidate obtains a majority of votes in the first round, a run-off is held between the two candidates who received the most votes. If there is a draw after the second round of voting, lots are drawn.

§ 18 Fiscal year

The fiscal year is the calendar year. The first fiscal year ends on December 31 of the calendar year in which the Company is entered in the Commercial Register.

§ 19 Company publications

(1) The announcements of the Company shall be published in the electronic edition of the German Federal Gazette.

(2) Company announcements shall also be made available to shareholders on a Company website.

§ 20 Annual financial statements/Ratification

(1) During the first three months of the fiscal year, the Board of Managing Directors shall prepare annual financial statements for the past fiscal year, complete with notes, and compile a management report to be presented to the Supervisory Board. The Supervisory Board appoints the independant auditors of the annual financial statements and provides them with the documents to be audited without delay.

(2) During the first eight months of the fiscal year, the General Meeting of the Shareholders shall pass resolutions with respect to the previous fiscal year regarding the formal ratification of the activities of the Board of Managing Directors and the Supervisory Board, the appropriation of net income and the appointment of independant auditors and, where required by law, the approval of the annual financial statements (Annual General Meeting of the Shareholders).

§ 21 Appropriation of net income

(1) The Company's net income available for distribution shall be appropriated in the following order:
  a) To pay any portion of profits in arrears from previous years to non-voting preferred stock, in the order in which they have accrued;
  b) to pay an advance share in profits to the non-voting preferred stock in accordance with § 4 (2);
  c) to pay any other shares in profits equally to common shares and preferred shares, provided the General Meeting of the Shareholders has not resolved any other appropriation.

(2) The General Meeting may pass a resolution to partially or completely substitute a dividend in kind for a cash dividend.

§ 22 Contribution in kind on formation in connection with the spin-off

(1) In accordance with the spin-off plan of March 26, 2003, pursuant to §§ 123 (2) No. 1, 131 (1) No. 1 and 135 (1) sentence 1 UmwG (German Company Transformation Act), which define the legal framework for a spin-off to establish a new company, the Company acquired all shares in DIA Vermögensverwaltungs-GmbH, Munich, registered in the Commercial Register at Munich District Court under HR B 108125, with a total nominal value of €100,000.00 as a in kind contribution valued at €402,216,525.00, from the founder of that company, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, registered in the Commercial Register at Munich District Court under HR B 42148. The purchase was effective as of December 31, 2002, and the entitlement to share in profits took effect on January 1, 2003.

The shareholders of Bayerische Hypo- und Vereinsbank Aktiengesellschaft shall receive at total of 134,072,175 no par shares in the company, comprised of 130,433,775 common shares with an issue price of €3.00, and 3,638,400 preferred shares with an issue price of €3.00. A common share and a preferred share each represent a notional share of €3.00 in the company's share capital.

(2) The Company shall bear start-up costs equal to an amount of up to €10,000,000.00.

DIA Vermögensverwaltungs-GmbH (referred to hereinafter as "DIA GmbH") already holds various shareholdings at the time of the set up of the spin-off plan (this status quo is presented under "Structure at the time of the set up of the spin-off plan"). Before the date of entry of the spin-off in the Commercial Register of HVB AG, both DIA GmbH and companies in its portfolio will acquire additional shareholdings (referred to below as "Necessary transaction steps"); these necessary transaction steps also serve as a basis for the resolution by the General Meeting of the Shareholders of HVB AG on the spin-off. Moreover, additional transaction moves and measures are under consideration. However, these steps and measures are not part of the basis for the resolution by the General Meeting of the Shareholders of HVB AG on the spin-off, but are only under consideration and are mentioned here only for information purposes (referred to hereinafter as "transactions under consideration"):

1. DIA GmbH

1.1 Structure at the time of the set up of the spin-off plan
As the spin-off plan is set up, DIA GmbH holds the shareholdings named below, insofar as they are listed among Items 2–8 as shareholdings held by DIA GmbH at the time of preparation of the spin-off plan.

1.2 Transactions under consideration
Consideration is being given to merging DIA GmbH into Hypo Real Estate Holding after the spin-off has become effective through entry in the Commercial Register of HVB AG.

2. HVB Real Estate Bank Aktiengesellschaft, Munich

HVB Real Estate Bank Aktiengesellschaft (referred to hereinafter as "HRE"), with its registered office in Munich, is entered in the Commercial Register of Munich District Court under HR B 41054. The company's capital stock amounts to €132,860,432.67, and is divided into 51,970,484 common bearer shares.

2.1 Structure at the time of set up of the spin-off plan
At the time of the set up of the spin-off plan, HVB AG placed 96.91% of the HRE shares in DIA GmbH by means of a non-cash capital increase. The notarized certification, the transfer of 50,363,661 shares to DIA GmbH, and notification for entry in the Commercial Register were carried out at the time when the spin-off plan was prepared. The commercial register entry for DIA GmbH, which is a prerequisite for the non-cash capital increase taking effect, has not yet been performed.

At the time of preparation of the spin-off plan, DIA GmbH is preparing a procedure to squeeze out the minority shareholders of HRE, in anticipation of the placement of HRE under its ownership and its resulting status as main shareholder.

2.2 Necessary transaction steps
The non-cash capital increase resulting from the placement of HRE into the company by HVB AG must be entered in the Commercial Register of DIA GmbH for the spin-off to take effect.

2.3 Transactions under consideration
After the placement of the HRE shares in DIA GmbH by HVB AG, DIA GmbH will implement the squeeze-out process as the main shareholder of HRE. After the squeeze-out is HRE shares in DIA GmbH entered in the Commercial Register of HRE, DIA will hold 100% of the shares of HRE.

It is intended to rename HRE as Hypo Real Estate AG.

3. Westfälische Hypothekenbank AG, Dortmund

Westfälische Hypothekenbank AG (referred to hereinafter as "WestHyp"), with its registered office in Dortmund, Germany, is entered in the Commercial Register of Dortmund District Court under HR B 4152. The company's capital stock amounts to €39,000,000.00, and is divided into 78,000 common bearer shares.

3.1 Structure at the time of the set up of the spin-off plan
At the time of the set up of the spin-off plan, DIA GmbH held 58,500 WestHyp shares, representing 75% of the total shares of WestHyp. Other shareholders at the time of preparation of the spin-off plan are Deutsche Herold Allgemeine Versicherungs-AG and Deutsche Herold Lebensversicherungs-AG, each of which holds 12.5% of the shares.

3.2 Necessary transaction steps
None.

3.3 Transactions under consideration
DIA GmbH is considering transferring its stake in WestHyp to HRE. After this transfer, WestHyp would no longer be owned directly by DIA GmbH. Instead it would be part of the shareholdings of HRE.

Also under consideration is an increase in the 75% stake in WestHyp to 100% through the acquisition of the remaining 25% of the shares. After a successful acquisition of these shares, 100% of the shares of WestHyp would be held by DIA GmbH, or by HRE if WestHyp were transferred to HRE.

Finally, consideration is being given to merging WestHyp into HRE after the squeeze-out at HRE takes effect.

4. Württembergische Hypothekenbank AG, Stuttgart

Württembergische Hypothekenbank AG (referred to hereinafter as "WürttHyp"), with its registered office in Stuttgart, Germany, is entered in the Commercial Register of Stuttgart District Court under HR B 103. The company's subscribed capital stock amounts to €33,477,600.00, and is divided into 12,876,000 common bearer shares.

4.1 Structure at the time of the set up of the spin-off plan

At the time of the set up of the spin-off plan, DIA GmbH holds 9,767,489 WürttHyp shares, representing 75.86% of the total shares of WürttHyp. The ownership structure of the remaining shares at the time of the set up of the spin-off plan is as follows: 14.25% of the shares are held by the Deutsche Zentral-Genossenschaftsbank Frankfurt and 7.10% of the shares are held by Bensel-Verwaltungs- und Beratungs-Gesellschaft für Vermögensanlagen mbH, a company owned by Baden-Württembergische Bank AG. Free-float shares make up the remainder.

4.2 Necessary transaction steps

None.

4.3 Transactions under consideration

Under consideration is an increase in the stake held by DIA GmbH in WürttHyp to 100% in connection with this transaction through the acquisition of the remaining shares. After the successful acquisition of these shares, DIA GmbH would then hold 100% of the shares of WürttHyp.

5. HVB Bank Ireland, Dublin, Ireland

HVB Bank Ireland (referred to hereinafter as "HVB Bank Ireland"), with its registered office in Dublin, is entered in the Company's Registration Office under the registration number 209149.

HVB Bank Ireland has capital stock of €500 million, divided into 500 million shares. HVB Bank Ireland is an unlimited public company.

It was founded in September 1998 following the merger of Bayerische Vereinsbank AG and Bayerische Hypotheken- und Wechsel-Bank AG.

The change of the name of the firm into HVB Bank Ireland in the course of the merger took legal effect on December 1, 1998. HVB Bank Ireland is a fully licensed bank.

Economically taking a effect at the spin-off date, the portfolio held by HVB Bank Ireland will be transferred to HVB AG or a subsidiary of HVB AG. The transfer can take place before or after the completion date either by materially transferring the portfolio, or through arrangements between HVB AG and HVB Bank Ireland that produce an equivalent economic result to the transfer taking place.

5.1 Structure at the time of the set up of the spin-off plan

At the time of the set up of the spin-off plan, HVB AG holds 99.99% of the shares of HVB Bank Ireland;

7 shares are held by employees or subsidiaries of the HVB Group.

5.2 Necessary transaction steps

DIA GmbH will acquire the shares of HVB Bank Ireland held by HVB AG before entry of the spin-off in the Commercial Register of HVB AG, so that DIA GmbH will then hold 99.99% of the shares of HVB Bank Ireland.

5.3 Transactions under consideration

It is intended to rename HVB Bank Ireland as Hypo Real Estate Bank International.

6. Assumij Beheer B.V., Den Haag, FGH-Bank N.V., Utrecht, Netherlands

Assumij Beheer B.V. (referred to hereinafter as "Assumij"), with registered office in the Hague, is entered in the Commercial Register of the Chamber of Commerce of the Hague under dossier number 27097930. Its subscribed capital amounts to €226,890.11. HVB AG acquired 100% of the shares in Assumij in 1998. At the time of the set up of the spin-off plan, Assumij holds 100% of the shares in the FGH Bank N.V., Netherlands (referred to hereinafter as "FGH"). FGH, with registered office in Utrecht, is entered in the Commercial Register of the Utrecht Chamber of Commerce under number 30.049.557. Its subscribed capital amounts to €17,897,500.

6.1 Structure at the time of the set up of the spin-off plan

In 2001 HVB AG sold its stake in Assumij to HRE, so that HRE holds 100% of the shares in Assumij Beheer B.V. at the time of the set up of the spin-off plan.

6.2 Necessary transaction steps

None.

6.3 Transactions under consideration

A step being considered is for HRE to transfer the 100% stake in Assumij to HVB Bank Ireland, so that HVB Bank Ireland would ultimately hold 100% of the shares in Assumij directly and 100% of the shares in FGH indirectly through Assumij.

7. PBI-Beteiligungs GmbH, Pfandbriefbank International S. A., Luxembourg

Pfandbriefbank International S. A., Luxembourg (referred to hereinafter as "PBI Lux") was founded in Luxembourg in 1999. Its subscribed capital amounts to €66 million. PBI Beteiligungs GmbH (referred to hereinafter as "PBI GmbH") was also founded in 1999, and is entered in the Commercial Register of Munich District Court under HR B 126659. Its core capital amounts to €51 million.

7.1 Structure at the time of the set up of the spin-off plan

PBI GmbH has 100% ownership of PBI Lux. At the time of the set up of the spin-off plan, the shares in PBI GmbH are held by DIA GmbH (1/6), WestHyp (1/6), WürttHyp (1/6) and HRE (3/6).

7.2 Necessary transaction steps

None.

7.3 Transactions under consideration

A step being considered is for PBI GmbH to transfer its shares in PBI Lux to HVB Bank Ireland. After this transfer, HVB Bank Ireland would directly hold 100% ownership of PBI Lux.

8. Real Estate Capital companies

HVB AG founded real estate capital companies in the following countries in the years indicated:

- HVB Real Estate Capital Ltd., London (referred to hereinafter as "REC London"). REC London was founded in 1991. REC London has a net worth of GBP 13.2 million (December 2002).
- HVB Real Estate Capital France S. A., Paris (referred to hereinafter as "REC Paris"). REC Paris was initially founded in 1981 as a subsidiary of Bayerische Vereinsbank AG. It has a net worth of €36.0 million (December 2002).
- HVB Real Estate Capital Italia S.p.A., Milan (referred to hereinafter as "REC Milan"). REC Milan was founded in 2000 with subscribed capital of €5 million.
- HVB Real Estate Capital Iberia, S. A., Madrid (referred to hereinafter as "REC Iberia"). REC Iberia was founded in 2002 with subscribed capital of €5 million.

(REC London, REC Paris, REC Milan and REC Iberia are collectively referred to hereinafter as "REC" or "RECs".)

8.1 Structure at the time of the set up of the spin-off plan

The shares in REC London, REC Paris and REC Milan held by HVB AG were transferred in 2002 to a special purpose company, Isar-Seine Immobilien GmbH, Munich, a 100% subsidiary of HVB AG. Consequently, Isar-Seine Immobilien GmbH holds 99.99% of the shares in REC Paris at the time of the set up of the spin-off plan; 6 registered shares are held by employees of REC Paris or HVB AG. Isar-Seine Immobilien GmbH holds 99.99% of the shares in REC London; one share is held by HVB Immobilien AG, Munich. Isar-Seine Immobilien GmbH holds 100% of the shares in REC Milan. At the time of the set up of the spin-off plan, HVB AG holds 99.98% of the shares in REC Iberia; one registered share is held by an employee of HVB AG.

8.2 Necessary transaction steps

Isar-Seine Immobilien GmbH will transfer its shares in REC London, REC Paris and REC Milan to HVB Bank Ireland before the spin-off is entered in the Commercial Register of HVB AG. In addition, HVB AG will transfer its shares in REC Iberia to HVB Bank Ireland before the spin-off is entered in the Commercial Register of HVB AG.

8.3 Transactions under consideration

None.

New version of Section 6 (4) of the Articles of Association of Bayerische Hypo- und Vereinsbank Aktiengesellschaft after the spin-off

"a) Preferred shares have no voting rights and shall receive a cumulative preferred dividend of €0.064 per no par share plus an additional share in profits equivalent to the amount due for common shares. The right to umulative preferred dividends is granted to preferred shareholders as an independant right. The right to issue additional non-voting preferred shares with equal rights is reserved.

b) The fiscal year 2002 resulted in arrears of €0.08 per preferred share. In accordance with Item 7.1 of the Company's spin-off plan set up on March 26, 2003, these arrears shall be divided in a 4:1 ratio so that an amount of €0.064 accrues to each preferred share in the Company, and an amount of €0.064 accrues to each preferred share in Hypo Real Estate Holding AG. If additional arrears result for other fiscal years for which preferred shares in Hypo Real Estate Holding AG are not yet entitled to participate in profits, then these arrears will be divided by the same ratio when the spin-off takes effect. The division of these arrears will not be necessary if payments of arrears have been made using the income of a fiscal year for which the preferred shares in Hypo Real Estate Holding AG are not yet entitled to a share in profits."

The amendment to § 6 (4) of the Articles of Association of Bayerische Hypo- und Vereinsbank Aktiengesellschaft is intended to take effect beginning in the fiscal year in which shares in Hypo Real Estate Holding AG first become eligible to share in profits. Consequently, the Board of Managing Directors of Bayerische Hypo- und Vereinsbank Aktiengesellschaft has been instructed not to register the change in the Articles of Association for entry in the Commercial Register until the spin-off has taken effect and until after the General Meeting of the Shareholders of Bayerische Hypo- und Vereinbank Aktiengesellschaft that will decide on the appropriation of net income for the fiscal year immediately preceding the fiscal year in which shares in Hypo Real Estate Holding AG first become eligible to participate in profits.

HYPO REAL ESTATE HOLDING – CONDITIONS FOR PROFIT PARTICIPATING CERTIFICATES

§ 1

(1) Under the authorization granted by the General Meeting[1] of the Shareholders of May 18, 1993, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich[2], referred to hereinafter as "HVB", has issued profit participating certificates with an aggregate face value of up to DM1,000,000,000 pursuant to § 10 (5) KWG (German Banking Act). As a result of the spin-off into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003 with the approval of the General Meeting of the Shareholders of HVB of May 14, 2003, Hypo Real Estate Holding AG (Hypo Real Estate Holding) will assume a portion of this debt equal to DM200,000,000.00 (€102,258,376.24).

(2) The profit participating certificates are bearer certificates and are divided into 2,000,000 certificates with a face value of DM100.00 (equivalent to: €51.129188).[3] The profit participating certificates are securitized in global registered profit participating certificates deposited with Clearstream Banking AG[4].

Physical certificates will not be issued. The bearers of profit participating certificates are entitled to a share in the ownership of the global registered profit participating certificates that can be transferred according to the rules and regulations of Clearstream Banking AG and, outside the Federal Republic of Germany, according to the rules and regulations of Euroclear Operations Centre and Cedel S. A.

§ 2

(1) The holders of profit participating certificates receive an annual dividend equal to 6.75% of the face value of the profit participating certificates. This dividend takes precedence over claims to earnings of shareholders of Hypo Real Estate Holding.

(2) The claim to the dividend is reduced to the extent that its disbursement would result in an annual loss. If this restriction results in non-fulfillment or partial non-fulfillment of the promised dividend, then the shortfall shall be remargined during subsequent fiscal years; this repayment obligation applies only during the term of the profit participating certificates.

(3) The profit participating certificates are entitled to dividends as of ______________________[5].

(4) The dividend on the profit participating certificates falls due each year on the first banking day after the date of the ordinary General Meeting of the Shareholders of Hypo Real Estate Holding at which the annual financial statements of the completed fiscal year are presented and a resolution passed on the appropriation of net income.

(5) Dividends to be calculated for a period of less than one year are computed on the basis of a 360-day year made up of 12 months of 30 days each, and for periods of less than one month on the basis of the elapsed days.

§ 3

The profit participating certificates confer creditors' rights, but do not confer shareholders' rights. In particular, they do not confer the right to attend, participate in or vote at General Meetings of the Shareholders of Hypo Real Estate Holding.

[1] of Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich

[2] The original debtor of the profit participating certificates was Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich (HYPO-BANK). The corresponding obligations devolved to Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich (HVB AG), in 1998, pursuant to statutory regulations as a result of the merger of HYPO-BANK and Bayerische Vereinsbank Aktiengesellschaft to form HVB AG.

[3] As a result of the spin-off into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003 and with the approval of the General Meeting of the Shareholders of May 14, 2003, it is necessary to adjust the face value of the participating certificates; the original face value of DM1000.00 per profit participating certificate will therefore be adjusted to a face value of DM100.00 per profit participating certificate in connection with the aforementioned spin-off.

[4] Originally: Deutscher Kassenverein AG; the certificates will be deposited when the spin-off becomes effective, and before trading begins in these participating certificates.

[5] The participating certificates issued by HYPO-BANK were originally entitled to dividend payments effective as of August 1, 1997. In connection with the spin-off, Hypo Real Estate Holding will assume the obligations stemming from the participating certificates in proportion to the allocation ratio, effective as of the spin-off date, i. e. as of January 1, 2003 or, in case of a postponement of the spin-off date, as of this later date in accordance with the spin-off plan of March 26, 2003. This date will be finalized when the spin-off is entered in the Commercial Register.

§ 4

(1) Hypo Real Estate Holding reserves the right to issue additional profit participating certificates on the same or other terms.

(2) The holders of profit participating certificates shall be granted preemptive rights only with the approval of the General Meeting.

(3) The holders of profit participating certificates have no claim to priority service of their dividend claims ahead of those applicable to other profit participating certificates.

§ 5

Subject to the provisions of § 7, the quantity of profit participating certificates is not affected by changes in the capital stock of Hypo Real Estate Holding.

§ 6

(1) The term of the profit participating certificates ends on December 31, 2007. Subject to the provisions on participation in losses, the profit participating certificates will be repaid at face value. The amount to be repaid is due on the first banking day after the date of the General Meeting of the Shareholders to which the financial statements for the fiscal year ending on December 31, 2007 are presented. The repayment amount is subject to interest payments for the period extending from the end of the term of the profit participating certificates until the due date of the payment. The interest payment shall correspond to the dividend claim for the 2007 fiscal year.

(2) Hypo Real Estate Holding can terminate the profit participating certificates subject to a notice period of at least two fiscal years, with termination effective at the end of a fiscal year, but no sooner than December 31, 2002, by notification in accordance with § 12, if a statutory regulation in the Federal Republic of Germany is passed, amended or applied in a manner that will result in tax burdens for Hypo Real Estate Holding by making dividend payments liable to trade tax, corporate tax or another tax replacing these taxes. In this case, the termination – subject to the date specified in sentence 1 of this paragraph – is possible no sooner than the end of the fiscal year preceding the dividend payment which would result in a tax burden for Hypo Real Estate Holding for the first time. The terminated profit participating certificates guarantee all associated entitlements until the termination takes effect. In all other respects, Par. 1, sentences 2–4 of this § 6 shall apply accordingly. The holders of profit participating certificates cannot terminate their profit participating certificates.

(3) The presentation deadline for the profit participating certificates pursuant to § 801 (1) sentence 1 BGB (German Civil Code) is reduced to 10 years.

§ 7

(1) During the term of the profit participating certificates, the holders participate fully in any annual loss through a reduction in their repayment claims in proportion to the ratio of their repayment claims to the subscribed capital shown in the balance sheet in addition to retained income, capital reserves and profit participating certificates outstanding.

(2) If net income is earned during the term of the certificates in fiscal years subsequent to years in which the holders of profit participating certificates participate in losses, then – after replenishment of the statutory reserves as required by law – the repayment claims shall be increased to the face value of the profit participating certificates before any other use is made of net income.

(3) If annual net income is not sufficient to replenish these profit participating certificates and previously issued profit participating certificates, then these participating certificates shall be replenished proportionally to their total volume in relation to the aggregate total volume of previously issued profit participating certificates. This also applies to profit participating certificates issued in the future insofar as their terms provide for a corresponding replenishment claim.

§ 8

The profit participating certificates are subordinate in rank to all other creditors of Hypo Real Estate Holding. In case of insolvency[6] or liquidation of Hypo Real Estate Holding, the profit participating certificates will be served after all other creditors' claims and before the shareholders' claims.

§ 9

The participation in losses (§ 7) cannot be changed subsequently; the subordinate ranking of profit participating certificates (§ 8) cannot be restricted; the term and the notice period (§ 6) cannot be reduced; Hypo Real Estate Holding must receive restitution for any premature repayment regardless of any agreements to the contrary unless the capital is replaced by other paid-in liable capital of at least equal value.

[6] Originally: bankruptcy

§ 10

All amounts payable pursuant to these profit participating certificate conditions shall be paid by the issuer to Clearstream Banking AG to be credited to the accounts of the respective depository banks for transfer to the profit participating certificate holders.

§ 11

(1) The profit participating certificate conditions and all resulting rights and obligations are determined exclusively in accordance with the laws of the Federal Republic of Germany.

(2) The place of performance and exclusive venue for any litigation arising from the legal relationships defined in this profit participating certificate conditions is Munich, provided that mandatory statutory regulations do not stipulate otherwise.

Munich, ______________________________ [8]

Hypo Real Estate Holding AG

§ 12

(1) Announcements by Hypo Real Estate Holding concerning these profit participating certificates will be made in the German Federal Gazette[7] and in at least one nationally published newspaper designated for official announcements of the German securities exchanges.

(2) Announcements are legally valid if published in the Federal Gazette. Special notification of the individual holders of profit participating certificates is not required.

§ 13

If one of the regulations in these conditions for profit participating certificates is or becomes invalid, then this is without prejudice to the validity of the remaining conditions. To fill the resulting gap, a regulation shall be put in place to fulfill the aim and purpose of these conditions.

[7] Electronic edition of the German Federal Gazette
[8] Date to be inserted after entry of the spin-off in the Commercial Register.

HVB AG – PROFIT PARTICIPATING CERTIFICATE CONDITIONS

§ 1

(1) Under the authorization granted by the General Meeting[1] of May 18, 1993, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich[2], referred to hereinafter as "HVB AG", has issued profit participating certificates with an aggregate face value of up to DM1,000,000,000 pursuant to § 10 (5) KWG (German Banking Act)[3]. As a result of the spin-off into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003 with the approval of the General Meeting of HVB AG of May 14, 2003, the aggregate face value of the HVB profit participating certificates shall be reduced DM200,000,000.00 (€102,258,376.24) from DM1,000,000,000.00 (€511,291,881.20) to DM800,000,000.00 (€409,033,504.96).

(2) The profit participating certificates are bearer certificates and are divided into 8,000,000 certificates with a nominal value of DM100.00[4]. The profit participating certificates are securitized in global registered profit participating certificates deposited with Clearstream Banking AG[5].

Physical certificates will not be issued. The bearers of profit participating certificates are entitled to a share in the ownership of the global registered profit participating certificates that can be transferred according to the rules and regulations of Clearstream Banking AG[6] and, outside the Federal Republic of Germany, according to the rules and regulations of Euroclear Operations Centre and Cedel S.A.

§ 2

(1) The holders of profit participating certificates receive an annual dividend equal to 6.75% of the face value of the profit participating certificates. This dividend takes precedence over claims to earnings of HVB shareholders.

(2) The claim to the dividend is reduced to the extent that its disbursement would result in an annual loss. If this restriction results in non-fulfillment or partial non-fulfillment of the promised dividend, then the shortfall shall be repaid during subsequent fiscal years; this repayment obligation applies only during the term of the profit participating certificates.

(3) The profit participating certificates are entitled to dividends as of August 1, 1997, i.e. for 5/12 of that fiscal year.

(4) The dividend on the profit participating certificates falls due each year on the first banking day after the date of the General Meeting of the Shareholders of HVB AG at which the annual financial statements of the completed fiscal year are presented and a resolution passed on the appropriation of net income.

(5) Dividends to be calculated for a period of less than one year are computed on the basis of a 360-day year made up of 12 months of 30 days each, and for periods of less than one month on the basis of the elapsed days.

§ 3

The profit participating certificates confer creditors' rights, but do not confer shareholders' rights. In particular, they do not confer the right to attend, participate in or vote at General Meetings of the Shareholders of HVB AG.

§ 4

(1) HVB AG reserves the right to issue additional profit participating certificates on the same or other terms.

(2) The holders of profit participating certificates shall be granted preemptive rights only with the approval of the General Meeting of the Shareholders.

(3) The holders of profit participating certificates have no claim to priority service of their dividend claims ahead of those applicable to other profit participating certificates.

[1] of Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich

[2] The original debtor of the participatory certificates was Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, Munich (HYPO-BANK). The corresponding obligations devolved to HVB AG pursuant to statutory regulations as a result of the merger of HYPO-BANK and Bayerische Vereinsbank Aktiengesellschaft to form HVB AG. Consequently, for the purpose of representing the profit participation certificate conditions, HVB AG has been inserted in place of HYPO.

[3] As part of the spin-off into Hypo Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003, HVB Real Estate Holding AG will assume an amount of DM200,000,000.00 of the original aggregate nominal amount of DM1,000,000,000.00, with the amount of DM800,000,000.00 remaining with HVB AG.

[4] As a result of the spin-off DIA Vermögensverwaltung GmbH into HVB Real Estate Holding AG to establish a new company in accordance with the spin-off plan of March 26, 2003, it is necessary to adjust the face value of the profit participating certificates; the original face value of DM1000.00 per profit participating certificate will therefore be adjusted to a face value of DM100.00 per profit participating certificate in connection with the aforementioned spin-off.

[5] Originally: Deutscher Kassenverein AG

[6] Originally: Deutscher Kassenverein AG

§ 5

Subject to the provisions of Section 7, the quantity of profit participating certificates is not affected by changes in the capital stock of HVB AG.

§ 6

(1) The term of the profit participating certificates ends on December 31, 2007. Subject to the provisions on participation in losses, the profit participating certificates will be repaid at face value. The amount to be repaid is due on the first banking day after the date of the ordinary General Meeting to which the financial statements for the fiscal year ending on December 31, 2007 are presented. The repayment amount is subject to interest payments for the period extending from the end of the term of the profit participating certificates until the due date of the payment. The interest payment shall correspond to the dividend claim for the 2007 fiscal year.

(2) HVB AG can terminate the profit participating certificates subject to a notice period of at least two fiscal years, with termination effective at the end of a fiscal year, but no sooner than December 31, 2002, by notification in accordance with § 12, if a statutory regulation in the Federal Republic of Germany is passed, amended or applied in a manner that will result in tax burdens for HVB AG by making dividend payments liable to trade tax, corporate tax or another tax replacing these taxes. In this case, the termination – subject to the date specified in sentence 1 of this paragraph – is possible no sooner than the end of the fiscal year preceding the dividend payment which would result in a tax burden for HVB AG for the first time. The terminated profit participating certificates guarantee all associated entitlements until the termination takes effect. In all other respects, Par. 1, sentences 2–4 of this § 6 shall apply accordingly. The holders of profit participating certificates cannot terminate their profit participating certificates.

(3) The presentation deadline for the profit participating certificates pursuant to § 801 (1) sentence 1 BGB (German Civil Code) is reduced to 10 years.

§ 7

(1) During the term of the profit participating certificates, the holders participate fully in any annual loss through a reduction in their repayment claims in proportion to the ratio of their claims to the subscribed capital shown in the balance sheet in addition to retained right, capital reserves and profit participating certificates outstanding.

(2) If net income is earned during the term of the profit participating certificates in fiscal years subsequent to years in which the holders of profit participating certificates participate in losses, then – after replenishment of the statutory reserves as required by law – the repayment claims shall be increased to the face value of the profit participating certificates before any other use is made of net income.

(3) If annual net income is not sufficient to replenish these profit participating certificates and previously issued profit participating certificates, then these profit participating certificates shall be replenished proportionally to their total volume in relation to the aggregate total volume of previously issued profit participating certificates. This also applies to profit participating certificates issued in the future insofar as their terms provide for a corresponding replenishment claim.

§ 8

The profit participating certificates are subordinate in rank to all other creditors of HVB AG. In case of insolvency[7] or liquidation of HVB AG, the profit participating certificates will be served after all other creditors' claims and before the shareholders' claims.

§ 9

The participation in losses (§ 7) cannot be changed subsequently; the subordinate ranking of profit participating certificates (§ 8) cannot be restricted; the term and the notice period (§ 6) cannot be reduced; HVB AG must receive restitution for any premature repayment regardless of any agreements to the contrary unless the capital is replaced by other paid-in liable capital of at least equal value.

[7] Originally: insolvency

§ 10

All amounts payable pursuant to these profit participating certificate conditions shall be paid by the issuer to Clearstream Banking AG[8] to be credited to the accounts of the respective depository banks for transfer to the profit participating certificate holders.

§ 11

(1) The profit participating certificate conditions and all resulting rights and obligations are determined exclusively in accordance with the laws of the Federal Republic of Germany.

(2) The place of performance and exclusive venue for any litigation arising from the legal relationships defined in this profit participating certificate conditions is Munich, provided that mandatory statutory regulations do not stipulate otherwise.

Munich, ______________________________ [10]

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

§ 12

(1) Announcements by HVB AG concerning these profit participating certificates will be made in the German Federal Gazette and in at least one nationally published newspaper designated for official announcements of the German securities exchanges.

(2) Announcements are legally valid if published in the Federal Gazette[9]. Special notification of the individual holders of profit participating certificates is not required.

§ 13

If one of the regulations in these conditions for profit participating certificates is or becomes invalid, then this is without prejudice to the validity of the remaining conditions. To fill the resulting gap, a regulation shall be put in place to fulfill the aim and purpose of these conditions.

[8] Originally: Deutscher Kassenverein AG
[9] Electronic edition of the German Federal Gazette
[10] Originally: July 1997; date to be inserted after entry of the spin-off in the Commercial Register

Annex Supervisory Board to the Spin-off Plan:

Name Function	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Ferdinand Graf von Ballestrem Member of the Board of Managing Directors of MAN AG	Bayerische Versicherungsbank AG MAN Technologie AG[1] (deputy chairman) Renk AG[1] (deputy chairman) SMS AG[1] HVB Real Estate Bank AG	MAN Capital Corporation, New York, USA[1] MFI UK Ltd[1] (chairman) DSD Dillinger Stahlbau GmbH[1] Schwäbische Hüttenwerke GmbH (chairman)[1]
Kurt F. Viermetz Former Vice Chairman of J. P. Morgan & Co. Incorporated	E.ON AG, Düsseldorf Bayerische Hypo- und Vereinsbank AG (deputy chairman)	Grosvenor Estate Holdings, London, UK Federal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Götz Wricke Chairman of the Board of Managing Directors of Hamburg-Mannheimer Versicherungs-AG	Hamburg-Mannheimer Rechtsschutzversicherungs-AG[1] (chairman) HVB Real Estate Bank AG	Hamburg-Mannheimer N.V.[1], Brussels, Belgium (chairman) Lion Belge S. A., Brussels, Belgium (chairman) Union Versicherungs AG, Vienna, Austria (deputy chairman)

[1] Group directorship.

The present translation is furnished for your convenience only. The original German text of the Spin-off Report is binding in all respects. In the event of any divergence between the English and the German texts, constructions, meanings or interpretations, the German text, construction, meaning or interpretation shall govern exclusively.

Spin-off Report

Report of the Board of Managing Directors
of Bayerische Hypo- und Vereinsbank („HVB AG“ and,
together with its consolidated subsidiaries, „HVB Group“)

on the planned spin-off (“Spin-off”) *(Abspaltung)*
of HVB Group’s commercial real estate financing business
into Hypo Real Estate Holding AG to be newly founded
(“Hypo Real Estate Holding” and, together with its consolidated
subsidiaries, “Hypo Real Estate Group”)

Table of Contents

1 THE HVB GROUP BEFORE THE SPIN-OFF

1.1 History and development

To a large extent, the nucleus of the real estate financing business of the present HVB Group is a result of the 1998 merger of Bayerische Hypotheken- und Wechsel-Bank AG, Munich, (hereafter also named "Hypo-Bank") and Bayerische Vereinsbank AG, Munich, into Bayerische Hypo- und Vereinsbank AG, Munich, (hereafter also named "HVB AG," together with its consolidated subsidiaries the "HVB Group"). As part of that merger, Hypo-Bank contributed to the new group Württembergische Hypothekenbank AG, Stuttgart, ("WürttHyp"), and Westfälische Hypothekenbank AG ("WestHyp"), Dortmund. Former Bayerische Vereinsbank AG contributed Bayerische Handelsbank AG, Munich, Nürnberger Hypothekenbank AG, Nuremberg, and its shareholding in Süddeutsche Bodencreditbank AG, Munich. Under a single entity, the two traditional banks combined mortgage bank operations and general lending businesses. Despite the introduction of the German Mortgage Bank Act in 1900 (*Hypothekenbankgesetz*) the banks can rely on the mixed bank privilege to this day.

Hypo-Bank was founded in 1835. At first, its business segments were the mortgage and the lending businesses, insurance business and bank-note issuance. Through subsidiaries, Hypo-Bank expanded its business and, at the beginning of the 20th century, spun off the insurance business. In 1922, the bank expanded its national mortgage-bank business by acquiring a majority shareholding in WürttHyp. In the late 1950s, Hypo-Bank, being a founding member of the International Real Estate Institute (*Internationales Immobilien-Institut*), introduced the first-ever mutual real estate funds in Germany.

In the early 1970s, Hypo-Bank acquired a majority in Westfalenbank AG, Bochum, and hence indirectly in Westfälische Hypothekenbank AG in Dortmund. The subsequent international expansion continued until the late 1980s, through offices in Luxembourg, London, New York and Hong Kong. In the late 1980s, Hypo-Bank acquired a shareholding in Foreign & Colonial Management Limited in London.

In the wake of German reunification, an extensive network of branches was set up in the new German federal states. Other milestones of expansion included the 1990 acquisition of the Anlage- und Kreditbank AKB, Zurich, and, in the 1990s, the expansion into the Eastern Europe, especially the Czech Republic, Hungary and Slovakia.

Bayerische Vereinsbank AG – predecessor in title of today's HVB AG – was founded in 1869. In 1920, it took over the banking business of Bayerische Handelsbank, Munich, and of Vereinsbank, Nuremberg. In 1937, Bayerische Vereinsbank AG acquired a shareholding in Süddeutsche Bodencreditbank AG, Munich, the second-largest mortgage bank in Germany at that time.

After World War II, Bayerische Vereinsbank AG also expanded outside of the federal state of Bavaria and in 1955 acquired a controlling equity shareholding in Vereins- und Westbank AG, Hamburg. In 1992, its shareholding in Vereins- und Westbank AG was increased to 75 %. Within Germany the 1971 merger with Bayerische Staatsbank marked another major milestone. After German reunification in 1990, Bayerische Vereinsbank expanded into the new German federal states, where it has maintained a tight network of branches ever since. In 1997, Bayerische Vereinsbank AG acquired Noris Verbraucherbank GmbH, Nuremberg,

today known as norisbank AG. Since the 1970s, there was further expansion, with bases in some of the world's major financial centers, for example, Tokyo (1970), New York and Luxembourg (1971), Paris (1973), London (1976), Hong Kong (1979), Milan (1981), Madrid and Beijing (1986). In 1992, Schoellerbank AG, Vienna, was acquired and a branch in Prague opened. Further offices were opened in Asia and South America.

The merger with Bayerische Hypotheken- und Wechsel-Bank AG, Munich, took place in 1998. This merger, as well as the current legal name of the company, were entered into the commercial register at the Munich Local Court on August 31, 1998 at Number HRB 42 148. In 1998, FGH Bank N.V. ("FGH"), Utrecht, The Netherlands, was acquired in addition to BPH Bank in Poland in 1999. In December 2000, the HVB Group merged with Bank Austria Group, Vienna, becoming the first German bank that is present across the entire region in Austria and the CEE (Central- and Eastern Europe) countries.

In September 2001, as existing group activities were bundled, HVB Real Estate Bank AG ("HRE"), Munich, was founded by the merger of two subsidiaries, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG, into a third subsidiary, Bayerische Handelsbank AG. In the wake of a voluntary acquisition offer, the shareholding of HVB AG in this subsidiary was raised to more than 96 % in November 2002.

1.2 Business activities and shareholdings of the HVB Group

HVB Group activities include the traditional business with private and corporate customers, with a regional focus on Germany, Austria and the CEE countries. In these regions, the bank serves more than 8.5 million private, corporate and public-sector customers.

In the capital markets business, HVB Group primarily provides capital market financing for large corporate customers and multinationals, structured financing and risk transfer services. In the portfolio management segment, the group develops individual comprehensive investment concepts for private and institutional investors.

Other important activities of the HVB Group include real estate financing operations, focussing on commercial and private customers, as well as real estate investment banking. HVB Group is the leading market participant in Germany and, in addition, is significantly involved in real estate financing activities in the United States and Western Europe.

At the end of 2002, a total of 444 (including 12 Special Purpose Vehicles requiring consolidation under SIC 12) (2001: 570) subsidiaries were part of the group companies being consolidated.

The largest sub-groups were represented in the group financial statements along with the following number of fully consolidated companies:

- Bank Austria Creditanstalt Aktiengesellschaft, Vienna: 325 (2001: 325)
- HVB Real Estate Bank Aktiengesellschaft, Munich: 16 (2001: 17).

Another 751 (2001: 739) subsidiaries are not consolidated. HVB AG also holds shareholdings of more than 5% of voting shares in 22 large joint stock companies.

HVB Group's shareholdings list as of December 31, 2002 includes all subsidiaries and

associated companies, as well as joint ventures, sorted depending on whether they are incorporated in the financial statements or not, and all other shareholdings. As part of the Financial Statements 2002, the list is kept at the commercial register and can be accessed on the Internet at "www.hvbgroup.com/anteilsbesitzliste".

1.3 Executive boards, capital and shareholders

According to HVB Articles of Association, the HVB AG **Board of Managing Directors** consists of at least two members. It currently has seven members:

Dieter Rampl, Spokesman of the Board of Managing Directors
Group Corporate Center, Human Resources

Stephan Bub,
Business Segment Corporates & Markets

Dr. Stefan Jentzsch,
Business Segment Germany

Michael Mendel,
Chief Risk Officer

Gerhard Randa,
Chief Operating Officer, Business Segment Austria and CEE

Dr. Paul Siebertz (until March 31, 2003)
Human Resources

Dr. Wolfgang Sprißler,
Chief Financial Officer.

According to the 1976 Co-Determination Act (*Mitbestimmungsgesetz*), the HVB AG **Supervisory Board** has to include equal numbers of shareholder and employee representatives. The Articles of Association mandate that is has 20 members in total.

Honorary chairman of the Supervisory Board:

Dr. Maximilian Hackl

Supervisory Board:

Dr. Dr. h.c. Albrecht Schmidt, Chairman of the Supervisory Board of HVB AG,
Former Spokesman of the Board of Managing Directors of HVB AG

Kurt F. Viermetz, Deputy Chairman of the Supervisory Board,
Former Vice Chairman of J.P. Morgan & Co. Inc.

Herbert Betz, Deputy Chairman of the Supervisory Board,
Employee of Bayerische Hypo- und Vereinsbank AG

Dr. Manfred Bischoff,
Member of the DaimlerChrysler AG Board of Managing Directors

Heidi Dennl,
Employee of Bayerische Hypo- und Vereinsbank AG

Volker Doppelfeld,
Chairman of the Supervisory Board at BMW AG and former member of the BMW AG Board of Managing Directors

Ernst Eigner,
Employee of Bayerische Hypo- und Vereinsbank AG

Klaus Grünewald,
Trade Union Secretary of Vereinte Dienstleistungsgewerkschaft e.V., District of Bavaria

Heinz-Georg Harbauer,
Deputy Regional District Chairman of Vereinte Dienstleistungsgewerkschaft e.V., District of Bavaria

Anton Hofer,
Employee of Bayerische Hypo- und Vereinsbank AG

Max Dietrich Kley,
Deputy Chairman of the BASF AG Board of Managing Directors

Peter König,
Employee of Bayerische Hypo- und Vereinsbank AG

Hanns-Peter Kreuser,
Employee of Bayerische Hypo- und Vereinsbank AG

Dr. Lothar Meyer,
Chairman of the Board of Managing Directors of ERGO Versicherungsgruppe AG

Dr. Hans-Jürgen Schinzler,
Chairman of the Board of Managing Directors of Münchner Rückversicherungs-Gesellschaft Aktiengesellschaft

Dr. Siegfried Sellitsch,
Chairman of the Board of Managing Directors
of Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung

Prof. Dr. Wilhelm Simson,
Chairman of the Board of Managing Directors of E.ON AG

Prof. Dr. Dr. h.c. Hans-Werner Sinn,
President of the IFO Institute for Economic Research

Christoph Schmidt,
Employee of Vereins- und Westbank Aktiengesellschaft

Helmut Wunder,
Employee of Bayerische Hypo- und Vereinsbank AG.

HVB AG's capital stock amounts to €1,608,866,103.00 and consists of €1,565,205,303.00 common bearer shares, issued in the form of 521,735,101 no par shares and €43,660,800.00 registered preferred shares without voting rights, issued in the form of 14,553,600 no par shares (as of February 2003).

Before the Spin-off takes effect, HVB AG will reduce its capital stock by calling in one common bearer share by way of a simplified capital reduction, to €1,608,866,100.00 (pursuant to § 237, par. 3 German Stock Corporation Act – *Aktiengesetz (AktG)*). After the capital reduction took effect, the capital stock will be divided into 521,735,100 no par common bearer shares (€1,565,205,300.99) and 14,553,600 no par registered preferred shares without voting rights (€43,660,800.00).

The currently known HVB **shareholders** according inter alia to the information and publication obligations under the German Securities Trading Act (*Wertpapierhandelsgesetz*) ("*WpHG*") are:

- Münchener Rückversicherungs-Gesellschaft AG, Munich, with a 25.59%-share in capital stock (common shares);
- Privatstiftung zur Verwaltung von Anteilsrechten, Vienna, through AV-Z Kapitalgesellschaft mbH, Grünwald, with a 5.13%-share in capital stock (common shares);
- E.ON AG, Düsseldorf, (through E.ON Energie AG, Munich) with a 6.54%-share in capital stock (common shares) and
- Bayerische Landesstiftung, Munich, with a 2.71%-share in HVB AG capital stock (the Bayerische Landesstiftung holds all preferred shares without voting rights).

1.4 Employees and Co-determination

As of December 31, 2002, the HVB Group employed a total of 65,926 people (2001: 69,520), of which 33,025 (2001: 35,133) work in foreign branches and subsidiaries. The employees work in 2,104 branches (2001: 2,238), of which 1,263 are abroad (2001: 1,356).

As of December 31, 2002, 2,725 employees world-wide worked in the business segment Real Estate, where the commercial real estate financing business is concentrated. The new Hypo Real Estate Group will initially have about 1,650 positions budgeted.

In addition to the co-determination in the Supervisory Board, the employees' interests are represented by works councils, central works councils, the Group's works council and the Euro council (European Works Council) as well as spokesmen's councils for executives and the Group Spokesmen's Council.

Programmes for employee shareholdings in the form of stock-option plans or stock-appreciation rights do not exist. In part, board members and employees of some Group companies hold locked employee shares or restricted stocks. These shareholders possess all rights of ordinary shareholders.

1.5 Key economic figures as of December 31, 2002

Selected economic figures of the HVB Group (as of December 31, 2002) are as follows:

	2002	2001	Change in %
Key capital ratios			
Return on Equity after taxes (excl. amortization of goodwill)	-2.3 %	6.5 %	
Return on Equity after taxes	-4.4 %	4.9 %	
Cost-income Ratio (based on operating revenues)	69.1 %	68.4 %	
Ratio of net commission income in operative revenues	26.2 %	25.5 %	
Performance figures			
Operating profit/loss	-€638 m	€1,495 m	
Profit/loss from ordinary activities Profit/loss before taxes	-€821 m	€1,549 m	
Net income/loss	-€858 m	€967 m	
Dividend per share of common stock	€0	€0.85	
Earnings per share as per IAS (excl. amortization of goodwill)	€-0.81	€2.35	
Earnings per share as per IAS	€-1.55	€1.75	
Balance-sheet figures			
Total assets	€691.2 bn	€728.6 bn	-5.1
Total lending volume	€487.9 bn	€503.1 bn	-3.0
Shareholders' equity	€14.2 bn	€25.1 bn	-43.3
Bank regulatory ratios under BIS			
Core capital	€19.1 bn	€21.7 bn	-12.0
Equity funds	€33.4 bn	€41.5 bn	-19.5
Risk assets	€340.6 bn	€365.1 bn	-6.7
Core capital ratio	5.6 %	6.0 %	
Equity funds ratio	9.1 %	10.3 %	

2 THE SPIN-OFF

2.1 The target structure

Prior to the Spin-off, the HVB Group divides its business activities into two regional segments, Germany and Austria & CEE (Central- and Eastern Europe) and the two global segments, Corporates & Markets and Real Estate.

Organizational structure prior to the Spin-off


HVB Shareholders
100%
HVB Group
Germany
Austria & CEE
Corporates & Markets
Real Estate

Through the Spin-off from the current Real Estate business segment, an independent group is created with focus on commercial real estate financing business. The Spin-off affects all HVB Group domestic and foreign holdings focussing on the commercial real estate financing business. For the purposes of the Spin-off, they will be combined in DIA Vermögensverwaltungs-GmbH (hereinafter "DIA GmbH", see Section 2.3). In addition, the existing foreign portfolio of HVB AG's commercial real estate financing (with the exception of the US portfolio which will remain with HVB AG) will be transferred to the future Hypo Real Estate Group. In this Spin-off Report, these activities are jointly termed "commercial real estate financing business" and described in greater detail below. The private real estate financing business will remain part of the business segment Germany, as will HVB AG's domestic commercial real estate financing portfolio. The details of the process are explained in greater detail in Sections 2.3, 3.2, 4.2, and the impact on employees in Section 4.3.

Organizational structure after the Spin-off


HVB Shareholders
100%
100%
HVB Group
Hypo Real Estate Group
Germany
Austria & CEE
Corporates & Markets
Real Estate

2.2 Economic reasons for the Spin-off

The decision of the HVB AG Board of Managing Directors to form an independent entity for the commercial real estate financing business is based on a detailed analysis of the impact of this measure on the commercial real estate financing business and on the banking business remaining in the HVB Group.

Decisive decision making factors were:

- the changes resulting from the current market and competition situation (see Section 2.2.1);
- the consequent necessity of a future strategic repositioning of HVB Group's remaining business segments, on the one hand, and the commercial real estate financing business, on the other (see Section 2.2.2);
- the financial, fiscal, regulatory and balance-sheet effects of the Spin-off and the subsequent future earnings performance (see Section 2.2.3);
- the Board of Managing Directors' conviction that a value increase can be generated for HVB AG shareholders (see Section 2.2.4).

In reaching its decision, the HVB AG Board of Managing Directors considered the effects of the Spin-off on others involved, especially employees and customers, and on the larger business and social environment.

2.2.1 Changes in market and competition conditions due to regional focus

The European banking markets are in a transformation process. The high level of competition results in price pressure and increased customer expectations regarding product offer, delivery capability, innovation and flexibility. During the last few years, this situation has resulted in a process of consolidation and restructuring across Europe. The consolidation also created problems, in particular growing complexity of both the business segments to be controlled and the internal structures and systems. As a result, excessively large and increasingly non-transparent structures, long decision processes and inefficient control mechanisms threaten to emerge. With a time-lag after consolidation, a trend towards re-specialization and focus on core business segments is consequently and logically emerging in order to reduce complexity.

The HVB Group actively participated in the changes in the European banking landscape over the last couple of years and benefited from them. In 1998, the former Bayerische Vereinsbank AG and Bayerische Hypotheken- und Wechsel-Bank AG merged to strengthen their market position domestically and internationally and generate synergies. In 2000, the merger with Bank Austria was effected to significantly improve the bank's presence in the defined target markets Austria and CEE (Central- and Eastern Europe), with the goal of taking a big step towards becoming the "Bank in the Heart of Europe".

Transactions in recent years significantly increased the complexity of HVB Group's business portfolio. This caused HVB Group to focus its business activities more strongly on core competences and regional target markets. HVB Group employed multiple measures to tighten its shareholdings and eliminate peripheral activities. This included the divestment of industrial and banking holdings which no longer corresponded to the strategic repositioning of HVB Group. HVB Group plans to continue the pursuit of this strategy. Consequently, the planned Spin-off represents a large step towards reducing corporate complexity and focussing business activities more decisively. This also applies to regional positioning.

The banking business, which will be concentrated in HVB Group in the future, has its regional business focus on Germany, Austria and CEE (Central- and Eastern Europe) countries. On the basis of a strong market position in Germany and Austria, HVB Group recognized excellent growth potential in Central and Eastern Europe some years ago. While strong competitive pressure on the western European markets led to low growth rates and a pressure on margins, the CEE markets will continue to provide opportunities for above-average growth ratios and attractive margins during the next few years. HVB Group aims to continue to benefit from the growth potential in these markets.

To date, the commercial real estate financing business concentrated on Germany. In addition, foreign business activities were consistently developed in Western Europe and the United States. Due to currently stagnant domestic market volumes and continued market weakness – especially in Germany's new federal states – HVB Group plans to capitalize more strongly on the growth potential in western European countries. To benefit from this growth potential in a decisive manner, a management is needed that targets the respective regional markets and is product-oriented. The Spin-off and the separation of the current HVB Group into two independent entities provides improved conditions for implementing this strategy.

While HVB Group has defined Germany, Austria and CEE (Central- and Eastern Europe) as its future target markets, Hypo Real Estate Group – which will comprise the spun-off commercial real estate financing business – will focus on Germany, Western Europe and the United States.

Domestic competitors have also adopted consolidation and repositioning measures and concentrated their real estate financing activities in independent corporate groups.

2.2.2 Differing customer requirements and strategic repositioning

Traditionally, HVB Group has been a universal bank which is active in all important business segments, with the exception of global investment banking. Due to its special mixed bank privilege, HVB Group operates not only in commercial banking, but also in the mortgage banking business, which, in turn, also includes commercial real estate financing. Thus, HVB Group presently operates in two segments which, from a functional perspective, place very different requirements on their respective business models.

The commercial banking business is characterized by a high degree of self-financing, a trend towards decreasing capital commitment, complex IT- and risk-management systems and high operational risk.

Commercial real estate financing, on the other hand, depends more strongly on external financing and a high absolute commitment of capital. Its IT- and management system requirements, however, are less complex and operational risk is also less significant.

The segments "Commercial Real Estate Financing Business" and "Commercial Banking Business" presently differ significantly with regard to their markets, products, customers and growth potential. In the commercial real estate financing business, overall success, does not primarily depend on relationships with medium-sized and large customers, but on the ability to acquire, structure, refinance and syndicate large-volume financing transactions.

By contrast, in the private customers and medium-sized company, public-sector and institutional business, as well as business with multinationals, overall success depends almost exclusively on the quality of customer relationships. Here, HVB Group pursues a strategy of satisfying customer needs as best as possible, while at the same time achieving a high level of standardisation in processing by using modern computer systems in order to permit HVB Group to provide its services at attractive prices. Where possible, process steps are centralised to achieve economies of scale.

In both areas, this results in a different focus for the management capabilities to be developed and deployed. In the commercial banking segment, cost-efficient production and distribution of financial services is most important; in the commercial real estate financing the focus is on developing, structuring and managing financial portfolios.

In its current structure, HVB Group needs to fulfil the differing demands and interests of both segments.

To improve the conditions for managing and developing these heterogeneous business models and, at the same time, create the basis for a more focused competitive positioning, HVB AG´s Board of Managing Directors decided to separate both business segments and establish autonomous, stock exchange-listed incorporations.

The HVB AG´s Board of Managing Directors is convinced that the separation of the two segments takes due account of their different interests and requirements and promotes the future development of both segments.

- **The commercial real estate financing business**

In 2001, HVB Group launched a fundamental repositioning of its business segment Real Estate, with the objective to achieve stronger focussing of existing activities. Milestones reflecting this process include the concluded merger of the three mortgage banks (Bayerische Handelsbank AG, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG) as well as the planned acquisition of all shares in HVB Real Estate Bank AG by a voluntary acquisition offer in accordance with §§ 10 et seq. German Securities Acquisition and Takeover Act (*Wertpapierübernahmegesetz, WpÜG*) in September 2002. The planned Spin-off is set to continue and reinforce this repositioning. The goals of these measures include the improvement of market position, the concentration of expertise, the expansion of foreign business and real estate investment banking, the realisation of synergies from location optimisation oriented towards target markets, a uniform investment policy and the utilisation of economies of scale in the lending and syndication business.

As a result of the Spin-off, the new Hypo Real Estate Group will, in its final structure, operate three operative companies, including their holdings, all of which will have an independent market presence and focus on different market segments with different business orders (see Section 2.3) under a stock exchange-listed holding, Hypo Real Estate Holding AG ("Hypo Real Estate Holding") with its registered office in Munich.

HVB Bank Ireland, the future Hypo Real Estate Bank International based in Dublin, will take over the majority of HVB AG´s existing foreign commercial real estate financing business (with the exception of the existing portfolio in the United States) and will focus on expanding the profitable and future-oriented international commercial real estate financing business.

Württembergische Hypothekenbank AG with its registered office in Stuttgart, will continue to adhere to its successful business model, but will focus more strongly on foreign transactions eligible as cover funds (*deckungsstockfähiges Auslandsgeschäft*), partly with Hypo Real Estate International acting as intermediary.

During the next two years, HVB Real Estate Bank AG, the future Hypo Real Estate Bank AG based in Munich, and Westfälische Hypothekenbank AG in Dortmund will focus on the optimisation of their loan portfolios. The plan is to enforce prices that adequately cover risks and to consistently reduce non-performing loans. Thus, both entities will be able to achieve a sustained reduction in the German loan portfolio over the next few years and strengthen its profitability in the context of necessary prolongations of loans. Thus, this will result in a restructuring period for both companies which will take at least two years. The future Hypo Real Estate Bank AG and WestHyp (hereafter jointly also named "Hypo Real Estate Bank in Deutschland") will conduct new business only selectively during this restructuring phase. At the shareholder level, the acquisition of the remaining shares of HVB Real Estate Bank AG of the minority shareholders is to be effected by a so-called squeeze-out (pursuant to §§ 327 a et seq. German Corporation Act (*Aktiengesetz, AktG)*).

- **The commercial banking business**

After the Spin-off of the commercial real estate financing business, HVB Group will concentrate on the commercial banking business. This specifically includes the private customer business (including private real estate financing), medium-sized commercial customer business, business with public-sector and institutional customers as well as selected multinationals. Depending on product affinity and regional affiliation, HVB Group serves the special requests and requirements of customers in the business segments "Germany," "Austria & CEE" and "Corporates & Markets".

HVB AG's Board of Managing Directors is convinced that, as a result of the Spin-off, HVB Group will be in a better position to cater to specific needs of the customer groups described above. By concentrating resources, distribution and service quality shall improve, processing times shall be shortened and processes in general tightened. In addition, operating and personnel expenditures will be cut and the necessary refinancing volume on the capital market reduced. In the mid-term, these measures shall result in increased profitability. Thus, the company shall be positioned to provide shareholders with an appropriate and performance-related dividend on a long-term basis. In the mid-term, HVB AG's Board of Managing Directors expects that, through the Spin-off, it will be easier to reach the goal of a 10% return on equity after tax (before goodwill amortization).

2.2.3 Earnings development

Through the Spin-off of the commercial real estate financing business, equity-backed risk assets (balance-sheet assets, off balance-sheet transactions as well as futures, swaps and options, weighted) (hereinafter also termed "risk weighted assets") of HVB Group will be reduced by about €57 billion. This corresponds to HVB Group's long-term strategy of acting less as a provider of loans on the capital market, but more strongly as an arranger of syndicated loans and corporate bonds.

With regard to earnings development, the 2003 net interest income will also decrease substantially in absolute terms. On the other hand, there were substantial expenditures in risk provisioning in recent years, largely for the domestic commercial real estate financing business. In addition to the earnings from the business to be spun off, Hypo Real Estate Group will also receive the corresponding risk provisioning. By substantially reducing its risk weighted assets and consistently enforcing prices that adequately cover for risk, HVB Group expects an improvement of the entire operating profit situation and, hence, a positive impact on the bank's current ratings. The latter, in turn, will lead to more favourable refinancing terms, which will also positively impact the bank's overall per-formance. By adopting a more focused business approach, HVB AG's Board of Managing Directors expects to return to previous profitability levels and to strengthen capital market investor confidence through the planned Spin-off.

The commercial real estate financing business, on the other hand, not only includes the domestic commercial real estate financing business of the allocated holdings, but also the highly lucrative foreign business. By developing numerous outlets across Europe, growth potential was exploited and additional high-margin business was acquired. To extend these accomplishments to the future, the company to be spun off will receive an adequate capital base, allowing it to receive credit ratings that are appropriate for the businesses of its three operating units. For the domestic real estate financing business within HVB Real Estate Bank and WestHyp, which is currently viewed as more risk-prone, it is intended to establish ring-fencing (see Section 4.5.3).

HVB AG's Board of Managing Directors expects these measures to result in a balanced distribution of opportunities and risks in future.

2.2.4 Value enhancement for HVB AG shareholders

In the context of a proportion-retaining Spin-off, HVB AG shareholders will receive Hypo Real Estate Holding shares. Economically, HVB AG's shareholders will thereby retain the very same assets they held prior to the Spin-off. These assets are simply distributed over two independent entities. HVB AG's Board of Managing Directors presently expects that the Spin-off will lead to a value enhancement for the shareholders in the mid-term.

The combination of these segments in a single entity group up to date has made it difficult for the capital markets to come to an adequate assessment of the segments. This is due to the differing requirements by the commercial real estate financing business on the one hand and the commercial banking business that will remain part of HVB Group on the other hand.

Due to recent market trends, both business models are presently very different, featuring differing risk profiles and therefore attracting different investor groups. The current structure forces investors primarily interested in the commercial banking business to also invest in the commercial real estate financing business. In turn, investors who currently exclusively want to invest in the commercial real estate financing business are deterred from acquiring HVB shares. In addition, the capital markets expect HVB Group, owning Europe's largest loan portfolio, to reduce it, especially in light of the currently difficult business environment.

HVB AG's Board of Managing Directors is convinced that the Spin-off will help the two independent entities to attract new investors. In the future, investors can choose their investments from two focused incorporations that are active in different segments of the banking industry and invest in the one that best matches their respective investment strategies

and risk profiles. At the same time, current shareholders will receive the chance of maintaining their interest in both companies by retaining the Hypo Real Estate Holding shares they will receive as part of the Spin-off.

In addition, the Spin-off can lead to other benefits for investors, e.g. a value enhancement of the HVB AG share and the Hypo Real Estate Holding Bank share. In the future, investors will for example have greater opportunity to evaluate management performance by comparison with other publicly-held companies in a similar business segment. This will increase transparency significantly.

2.2.5 The advantages of a Spin-off in comparison with other forms of separation

A Spin-off represents an innovative form of restructuring made possible in Germany in 1995 under the new German Company Reorganization Act (*Umwandlungsgesetz, UmwG*). HVB AG's Board of Managing Directors examined several alternatives to a Spin-off, but viewed this as the best option in shareholder perspective.

Due to the legally required (partial) universal succession, the Spin-off allows for a separation of the company groups in one single transaction, i.e. the shareholdings to be spun off do not need to be transferred separately. In contrast to a separation or contribution-in-kind of the assets to be spun off into a subsidiary – where the principle of (partial) universal succession also applies – the shareholders retain a direct interest in both asset groups after the Spin-off. As shareholders of the company to be transferred they receive shares of the transferee in return for the subject of the Spin-off. In a separation, on the other hand, the divesting company receives the compensation, which means that shareholders only indirectly retain a shareholding in the separated assets. The same would be in case of contribution-in-kind of the assets to be spun off into a subsidiary. In addition, the Spin-off gives every shareholder the liberty to decide whether he wants to hold a shareholding in only one or both stock exchange-listed corporations. He has the opportunity to profit directly from the potential value enhancement resulting from the Spin-off.

From an economic point of view, HVB AG could have achieved these aims – i.e. the transfer of assets to be spun off into a separate company and the direct shareholding of its shareholders in this company – by a pay out of capital as contribution-in-kind. In this case, HVB AG would have paid out its shareholding in the company into which it has contributed the assets to be spun off to its shareholders in the context of a capital reduction (§§ 237, 222 et seq. AktG). Due to the statutory time frame, this alternative would, however, have significantly delayed the transaction compared to the Spin-off (§ 225, par. 2 AktG).

Another alternative to the Spin-off would have been the transfer of the shares in DIA GmbH to the HVB AG shareholders through a dividend payable in kind. But this alternative was ruled out especially due to fiscal considerations. The dividend payable in kind would be subject to German capital gains tax under § 43 German Income Tax Act (*Einkommensteuergesetz, EStG)*, meaning that HVB AG shareholders would have to pay this amount to HVB AG. Otherwise, HVB AG would have to report to the tax revenue authorities, which, in turn, would collect the missing German capital gains tax from the respective shareholders. In a stock exchange-listed company, such an arrangement is impractical. Additionally, HVB AG as debtor of the capital earnings would be liable for the German capital gains tax levied, which would have resulted in a significant liability risk for HVB AG.

In the view of HVB AG's Board of Managing Directors, the sale of all activities to be spun off would have been possible only in several steps, due to their size and the current market and competitive situation. This approach would have required negotiations with different interested parties as well as authorisation procedures which would have significantly delayed the separation and increased the transaction costs. The goal of a extensive separation of the commercial real estate financing business and the commercial banking business could have only been achieved to a limited extent or with delay.

2.3 Legal implementation of the Spin-off

Legally, the Spin-off of the commercial real estate financing business from HVB Group, which is intended from an economic and business policy perspective, will be effected through a so-called "Spin-off for new company founding" pursuant to the UmwG. In this case, there is no Spin-off to an existing company; rather, the transferee is created by the Spin-off. The Spin-off subject is therefore the first asset of the newly founded company. The commercial real estate financing business to be spun off has economically so far been operated by HVB subsidiaries.

To avoid a Spin-off of numerous shareholdings and simplify the Spin-off process in legal terms, HVB subsidiaries to be spun off have been pooled in HVB Group. This was done by transferring assets to DIA Vermögensverwaltungsgesellschaft-GmbH (hereinafter "DIA GmbH"), a process that will continue until the Spin-off takes effect.

The Spin-off of the commercial real estate financing business – which has been run and booked by these subsidiaries – is performed by spinning off the holding in DIA GmbH (see Section 2.3.2). Measures to optimise the organizational structure of Hypo Real Estate Group will be performed after the Spin-off has taken effect (see Section 2.3.3).

2.3.1 Pooling of assets to be spun off by concentration of holdings

Prior to the restructuring performed to concentrate all HVB Group activities in the real estate financing business in DIA GmbH, the original structure was as follows in December 2002:


HVB Shareholders
HVB AG
99.99%
HVB Bank Ireland:
In the Future: Hypo Real Estate Bank International
99.99%
REC London
99.99%
REC Paris
100%
REC Mailand
99.98%
REC Iberia
75%
WestHyp
100%
DIA GmbH
75.9%
WürttHyp
96.91%
HRE
100%
Assumij
100%
FGH
16.7%
PBI GmbH*
100%
PBI Lux
100%
Isar-Seine Immobilien GmbH
* Remaining shareholdings: 50% HRE, 16.7% WestHyp, 16.7% WürttHyp.

In a first step, HVB AG's shareholdings in Westfälische Hypothekenbank AG, Dortmund, (hereinafter named "WestHyp"), Württembergische Hypothekenbank AG, Stuttgart, (hereinafter named "WürttHyp") and PBI-Beteiligungsgesellschaft GmbH, Munich, (hereinafter named "PBI GmbH") were transferred to DIA GmbH in December 2002. In addition, HVB AG transferred its shareholding in Real Estate Capital Companies (hereinafter "REC" or "RECs") in London, Paris and Milan to Isar-Seine Immobilien GmbH, Munich, which is a 100 %-subsidiary of HVB AG. The goal of the transfers of WestHyp and WürttHyp to DIA GmbH, on the one hand, and the three RECs to Isar-Seine Immobilien GmbH, on the other hand, was to effect a separation of the domestic and foreign real estate financing business in the future Hypo Real Estate Group.

In a second step in March 2003, the 96.91%-shareholding (or 50,363,661 shares) HVB AG held in HVB Real Estate Bank Aktiengesellschaft (hereinafter named "HRE") was contributed to DIA GmbH by a capital increase against contribution-in-kind of €74,000.

On March 26, 2003, the day on which the Spin-off Plan is notarised (at the time of the set up of the Spin-off Plan), the structure of the HVB Group is as follows:


HVB Shareholders
HVB AG
99.99%
100%
99.98%
100%
HVB Bank Ireland: In the future: Hypo Real Estate Bank International
Isar-Seine Immobilien GmbH
REC Iberia
DIA GmbH
99.99%
REC London
99.99%
REC Paris
100%
REC Mailand
75%
75.9%
96.91%
16.7%
WestHyp
WürttHyp
HRE
PBI GmbH*
100%
100%
Assumij
PBI Lux
100%
FGH
* Remaining shareholdings: 50% HRE, 16.7% WestHyp, 16.7% WürttHyp.

2.3.2 Spin-off object: Shareholdings of HVB AG in DIA GmbH

DIA GmbH was founded in 1994 and subsequently served as a vehicle that held shareholdings in stock exchange-listed German companies. As the Spin-off Plan is being established, its capital stock amounted to €26,000 and is represented by one share. This share took effect on December 31, 2000 at midnight by amalgamation of several shares originally been held by Bankhaus August Lenz & Co., BHF-Bank AG, Dresdner Bank AG and HVB AG. After the original objective of DIA GmbH – administering shareholdings – no longer applied and all shares had been divested, HVB AG acquired the shares subsequently amalgamated with the share held by HVB AG on December 11, 2000.

Subsequently, HVB AG held DIA GmbH as a shelf company. According to the annual financial statements of December 31, 2001 – the balance sheet key date before DIA GmbH is used to bundle the commercial real estate financing business – DIA GmbH assets consisted of other assets of €629,000 (claims against tax authorities) and €20,000 (time-deposit credit). The liabilities amounted to debt of €614,000 and equity of €35,000.

By capital increase on March 14, 2003, in which HVB AG contributed its shares in HVB Real Estate Bank AG (hereinafter named "HRE") into DIA GmbH as a contribution-in-kind, a second share in DIA GmbH (€74,000) came into existence. At the time of the set up of the Spin-off Plan, the entry of this contribution-in-kind into the commercial register was still pending. The two shares in DIA GmbH, which HVB AG will hold when the Spin-off takes effect, are HVB AG´s only asset to be transferred during the Spin-off to the transferee, Hypo Real Estate Holding.

Before the Spin-off takes effect, HVB AG and DIA GmbH need to transact the following steps to concentrate all assets to be transferred in DIA GmbH: DIA GmbH will acquire the shares in HVB Bank Ireland held by HVB AG (99.99 %). In addition, HVB Bank Ireland will, prior to the Spin-off, acquire from Isar-Seine Immobilien GmbH its shares in REC London (99.99 %), REC Paris (99.99 %) and REC Milan (100 %) and the 99.98 % HVB AG shareholding in REC Iberia. In Annex 4.4-1 to the Spin-off Plan, these transaction steps will be described as *necessary transaction steps* (see detailed explanations in Section 6.4.3).

The use of DIA GmbH as a "Spin-off vehicle" permits to restrict the Spin-off to a single asset. In addition, the target structure of the future Hypo Real Estate Group can be established before the Spin-off takes effect. By spinning off its shareholding in DIA GmbH, HVB AG economically transfers all holdings of DIA GmbH, without requiring further transfers. The *transactions under consideration* (specified in Annex 4.4-1 to the Spin-off Plan) can, at this point, already be all or in part completed. The chart does not take this fact into account. The following chart shows the structure after the Spin-off:


HVB Shareholders
HVB AG
Hypo Real Estate Holding
100%
Isar-Seine Immobilien GmbH
100%
DIA GmbH
99.99%
75.9%
96.91%
16.7%
75%
HVB Bank Ireland: In the future Hypo Real Estate Bank International
WürttHyp
HRE
PBI GmbH*
WestHyp
100%
100%
Assumij
PBI Lux
100%
FGH
99.99%
REC London
99.99%
REC Paris
100%
REC Mailand
99.98%
REC Iberia
* Remaining shareholdings: 50% HRE, 16.7% WestHyp, 16.7% WürttHyp.

Hypo Real Estate Holding, newly-formed through the Spin-off, will be a holding company, will not act operatively and, therefore, will not possess a banking license (for details of the model see Section 3.2).

2.3.3 Other planned measures

2.3.3.1 Tightening of the organizational structure

To optimise the organizational structure of the Hypo Real Estate Group, further transaction steps are planned after the Spin-off takes effect, without the future executive boards of Hypo Real Estate Group being forced to implement this according to the Spin-off Plan authorized by HVB AG's Annual General Meeting of Shareholders' resolution. Annex 4.4.-1 to the Spin-off Plan describes these steps as *transactions under consideration* in detail.

Since HVB AG no longer needs the "Spin-off vehicle" DIA GmbH from an operational or administrative point of view after the Spin-off is entered into the commercial register, it is supposed to be merged with Hypo Real Estate Holding, which is to be newly-formed by the Spin-off. The merger will take place after the Spin-off (i.e. after the Spin-off takes effect by entry into the commercial register of HVB AG). Because Hypo Real Estate Holding will hold a 100 %-shareholding in DIA GmbH after the Spin-off takes effect, a merger resolution by the Hypo Real Estate Holding Annual General Meeting of Shareholders is not required, unless Hypo Real Estate Holding shareholders, holding a combined one twentieth of the company's

capital stock, would call for a General Meeting of Shareholders to pass a merger resolution (§ 62 UmwG).

HVB AG's Board of Managing Directors views this scenario as improbable as there are no economic reasons for opposing the merger of DIA GmbH, as a non-operative company, with Hypo Real Estate Holding. In fact, the merger will optimise the corporate structure of Hypo Real Estate Group in accordance with the objectives of shareholders and investors, thereby creating more effective and cost-efficient structures. As the merger takes effect – by entering the merger of DIA GmbH on the Hypo Real Estate Holding into the commercial register – the shareholdings previously held by DIA GmbH will then be directly held by Hypo Real Estate Holding.

Simultaneously with the Spin-off process, DIA GmbH will proceed to exclude the minority shareholders in HRE by a squeeze-out pursuant to §§ 327 a et seq. AktG; as the main HRE shareholder, DIA GmbH intends to bring about the legally required resolution at the Annual General Meeting of the Shareholders of HRE on May 26, 2003 (for detailed explanation see Section 6.4.3)

Other organizational measures are set to follow. It is intended to transfer DIA GmbH's shareholding in WestHyp to HRE and then to merge WestHyp with HRE. Prior to that, the remaining shareholdings in WestHyp as well as those in WürttHyp are to be acquired. Finally, it will be considered to change the current legal name of HVB Bank Ireland into Hypo Real Estate Bank International and that of HVB Real Estate Bank AG into Hypo Real Estate Bank AG. Also under consideration is the transfer of Assumij Beheer B.V., which holds shares in FGH, and PBI Lux to Hypo Real Estate Bank International (for detailed explanations see Section 6.4.3).

2.3.3.2 Transfer of HVB AG's Foreign Portfolio

In connection with the Spin-off, the loan portfolio existing at the time of the transfer - about €11.3 billion in commercial real estate financing owned by HVB AG, consisting of real estate financings with foreign customers, excluding the US portfolio ("Foreign Portfolio") - is to be transferred by HVB AG to Hypo Real Estate Bank International. To date, the Foreign Portfolio has been booked in the respective foreign HVB AG branches. Hypo Real Estate Bank International will open offices in the respective countries.

At the time of the set up of the Spin-off Plan it is still unclear whether the transfer of the Foreign Portfolio will take place through sale and assignment of receivables (physical transfer) or whether the Hypo Real Estate Bank International economically receives the Foreign Portfolio by granting HVB AG a guarantee for the event of a loan loss in return for a corresponding commission (synthetic transfer). It is also possible for the assignment to be partly physical and partly synthetic.

The Foreign Portfolio transfer does not form part of the Spin-off. Hence it is also not a basis or part of the adoption of the resolution of HVB AG's Annual General Meeting of Shareholders on the issue of the Spin-off.

2.3.4 Issue of Hypo Real Estate Holding shares to HVB shareholders

Every shareholder holding common or preferred shares of HVB AG ("HVB AG shares") at the time when the Spin-off will take effect, will receive, subject to an adjustment of the subscription ratio under Section 11 of the Spin-off Plan, one Hypo Real Estate Holding common or preferred share for four HVB AG common or preferred shares, respectively. For establishing the subscription ratio, the capital resources at HVB AG after the Spin-off were measured in proportion to the future capital resources at Hypo Real Estate Holding. This also achieves a share price which corresponds to that of comparable companies. The Spin-off process is proportion-retaining, since all HVB shareholders hold Hypo Real Estate Holding shareholdings in the same ratio as they did in HVB AG. Thus, no company valuation is necessary (for further details see Section 2.3.6).

The issue of Hypo Real Estate Holding shares to HVB shareholders is performed in return for a capital contribution of the spun-off HVB AG assets. HVB AG will reduce its additional paid-in capital accordingly. The shareholders' economic shareholding in the spun-off assets will be mediated by the newly-issued Hypo Real Estate Holding shares after the Spin-off. Further details are explained in Sections 5.1 and 7.

2.3.5 Spin-off to form a new company under UmwG

The Spin-off of DIA GmbH takes place pursuant to § 123 par. 2 no. 2 UmwG as a Spin-off to form a new company (*Abspaltung zur Neugründung*). As the transferee, Hypo Real Estate Holding only comes into existence once the Spin-off takes effect (i.e. when entered into the commercial register). This is why HVB AG can not – in contrast to a Spin-off for receipt - sign a Spin-off agreement with Hypo Real Estate Holding as the transferee. The German UmwG provides the Spin-off Plan for this case, which also has to include the Articles of Association of the company formed by the Spin-off.

The details of the Spin-off are governed by the Spin-off Plan. HVB AG's Board of Managing Directors signed the Spin-off Plan on March 26, 2003; it is explained in greater detail in Section 6.

The Spin-off Plan only takes effect if passed by the HVB AG Annual General Meeting of Shareholders by a majority of at least three quarters of the capital represented (§§ 125 clause 1, 65 par. 1, 135 par. 1 UmwG).

The Spin-off as such takes effect once Hypo Real Estate Holding is entered into the commercial register and the Spin-off is entered in the commercial register for HVB AG (§§ 131, 137 UmwG). The entry can be delayed if HVB shareholders will appeal against the resolution of the Annual General Meeting of Shareholders'on the Spin-off Plan.

Such action of opposition can only be submitted within one month after the Annual General Meeting of Shareholders. The experience gained in other restructuring processes shows that - despite the most careful preparation and most extensive explanation of the transaction – action of opposition cannot be completely excluded. Pursuant to German UmwG, the plain filing of such an action of opposition – regardless of its chances of success – at first prevents the Spin-off's entry into the Commercial. If such an action is filed, HVB AG can, however, launch a so-called approval process *(Freigabeverfahren)* pursuant to §§ 16, par. 3, 125, 135, par. 1 UmwG. In this case, a court would determine that the filing of an action of opposition

suit does not contradict entry into the commercial register. Such a decision can only be handed down if the action against the validity of the Spin-off decision is illegal or obviously unsubstantiated. There is a third possible justification and that is the scenario when a court, under its own conviction and considering the weight of the legal breaches brought forth in the action, argues that preventing disadvantage for the company and the shareholders is the primary objective. Based on the reasons explained in this report, HVB AG Board of Managing Directors believes that a delay of the Spin-off would be to the disadvantage of the company and not in the interest of the shareholders.

2.3.6 Dispensability of determination of value proportions of HVB Group and Hypo Real Estate Group

After the Spin-off, the previous HVB AG shareholders′ interests in Hypo Real Estate Holding will be in the same ratio as they were in HVB AG (proportion-retaining Spin-off). Hence there is no need to determine the value proportions between HVB AG and Hypo Real Estate Holding after the Spin-off. Every asset reduction in one company corresponds to an analogous asset increase in the other company. Value changes at the cost of individual shareholders and shareholder groups will therefore not occur.

2.3.7 Audits and Independent Auditors′ Reports

According to a decision by the Munich district court of March 11, 2003, Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, Munich ("E & Y") was appointed as the Independent Auditor on the Spin-off. E & Y audited the Spin-off Plan. The Independent Auditors′ Report on the Spin-off is printed verbatim in Annex 2 of this Spin-off Report.

Additionally, Munich local court on March 13, 2003 appointed E & Y as founding auditors (*Gründungsprüfer*). Before the application to enter the Spin-off into the commercial register is submitted, E & Y will conduct a founding audit of the Hypo Real Estate Holding. There, E & Y will devote special attention to the question if the value of the assets transferred as part of the Spin-off reaches the lowest nominal amount for the shares to be granted. The Independent Auditors′ Report will be submitted at the commercial register at Munich Local Court, which is the responsible register for Hypo Real Estate Holding.

HVB AG′s final balance sheet, on which the Spin-off is based, is identical with the annual balance sheet of December 31, 2002, which is included in the Annual Financial Statements of HVB AG and which are audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

2.3.8 Transaction costs

At the time of this report, HVB AG′s Board of Managing Directors estimates the external transaction costs of the Spin-off to be approx. €15 million. HVB AG′s Board of Managing Directors is convinced that the benefits of the Spin-off justify these transaction costs.

3 BUSINESS DESCRIPTION OF HVB GROUP AND HYPO REAL ESTATE GROUP AFTER THE SPIN-OFF

3.1. The new HVB Group

After the Spin-off HVB Group will position itself as the "Bank in the Heart of Europe" and will concentrate on European business with retail and corporate customers supplemented by customer-oriented capital markets business. Core markets will continue to be Germany, Austria as well as Central and Eastern Europe where HVB Group with its 2,104 offices and approx. 8.5 million customers has the largest network. Activities that are not part of its core business and those outside of Europe will be redimensioned to the extent it is possible and makes sense to do so. Group units will be more extensively integrated. The ultimate goal is to restore operating profitability and a stronger capital base with a core capital ratio of up to 7% in accordance with BIS (*Bank für Internationalen Zahlungsausgleich*) (Bank of International Settlement, *"BIS"*) by the end of 2003.

Activities and assets that are not part of the core business of HVB Group will continue to be scrutinized with a view towards a possible divestment insofar as such divestment would be economically sensible.

The reduction in HVB Group's shareholders' equity associated with the Spin-off is reflected in the new shareholders' equity of Hypo Real Estate Holding. Not taken into consideration are effects from the as yet not complete final consolidation of companies consolidated prior to the Spin-off.

With regard to the Foreign Portfolio that HVB AG plans to transfer outside of the Spin-off, the following pro-forma table assumes that it will be physically transferred to Hypo Real Estate Group. The table corresponds to the segment reporting in HVB Group's consolidated financial statements as of December 31, 2002 (see also Notes (21) to the Group Financial Statements). With regard to the Foreign Portfolio, however, credit derivatives could also be used to effect a partially synthetic transfer. The final provision was not yet determined as of the date the Spin-off report was set up.

Hypo Real Estate Group's shareholder capital was computed as the balance of Hypo Real Estate Group's revalued assets and liabilities taking into consideration the presently anticipated transaction structure. In so doing, future measures like additional capitalization or the ring-fencing by HVB AG have not yet been considered.

Income statement (new HVB Group)

€ millions	2002	2001	% change
Net interest income	5,936	6,667	-11.0%
Provisions for losses on loans and advances	3,292	1,783	84.6%
Net commission income	2,672	2,860	-6.6%
Trading profit	787	593	32.7%
General administrative expenses	6,896	7,484	-7.9%
Balance of other operating income and expenses	180	434	-58.5%
Operating profit/loss	-613	1,287	
Net income from investment	587	464	26.5%
Amortization of goodwill	395	321	23.1%
Additions to provisions for restructuring	283	9	
Other income and expenses	-149	-133	-12.0%
Net income before taxes	-853	1,288	

Balance sheet data (new HVB Group)

€ millions	2002	2001	% change
Assets held for trading purposes	85,252	69,210	23.2%
Loan volume	366,814	377,951	-2.9%
Total provisions for losses on loans and advances	12,670	11,813	7.3%
Deposits from other banks	131,437	123,689	6.3%
Amounts owed to other depositors	144,758	162,724	-11.0%
Promissory notes and other liabilities evidenced by paper	143,389	178,992	-19.9%

Capital (new HVB Group)

€ millions	2002	2001	% change
Core capital allocation (KWG)	17,337	17,538	-1.1%
Shareholders´ equity (average)	15,926	16,131	-1.3%

3.1.1 Survey of business segments


HVB Group
Germany
Austria & CEE
Corporates & Markets
Group Corporate Center
Systems
Shared Services

The "Bank in the Heart of Europe" has three business segments supported by its Group Corporate Center:

1. Germany
2. Austria & CEE (Central and Eastern Europe)
3. Corporates & Markets.

HVB Group will conduct regional, European customer business with private, commercial and mid-size corporate customers in the business segments Germany and Austria & CEE (Central and Eastern Europe). The Corporates & Markets business segment bundles core capital markets competencies to enhance value creation for institutional and multinational customers as well as mid-size companies.

3.1.2 The Germany business segment

The Germany business segment combines the German retail customer business - including private banking activities, asset management and private real estate financing - with business with mid-sized corporates.

In 2002, services for German retail customers were consolidated under the HypoVereinsbank brand. This will help generate cost savings in marketing and back office operations as well as further synergies through optimising its branch network to around 800 offices. The range of products and services includes branches with a variety of access options such as telephone and internet banking, and is supplemented by the services of its direct broker DAB Bank. This comprehensive spectrum of services makes HVB Group the market leader in multichannel banking. HVB Group has expanded its services by distributing of third-party investment funds (open architecture) including objective advisory service and selling insurance products of its exclusive partner, Münchner Rückversicherungs Gruppe (Munich Re).

After the Spin-off, private real estate financing will continue to be among the services offered by HVB Group.

HVB Group maintains business connections to over 400,000 of the 3 million potential corporate customers in Germany. It views itself as the leading bank for companies and

entrepreneurs. Its core competence is corporate financing within the scope of its integrated Corporate Finance approach.

With approx. €70 billion in assets under management in Germany as of December 2002, and in particular with its Activest mutual fund company, HVB Group is one of the premier German asset managers.

Income statement (Germany business segment)

€ millions	2002	2001	% change
Net interest income	2,954	3,066	-3.7%
Provisions for losses on loans and advances	1,853	915	
Net commission income	1,187	1,442	-17.7%
Trading profit	3	18	-83.3%
General administrative expenses	3,189	3,507	-9.1%
Balance of other operating income and expenses	28	401	-93.0%
Operating profit/loss	-870	505	
Net income from investment	-99	3	
Amortization of goodwill	215	139	54.7%
Additions to provisions for restructuring	212	0	
Other income and expenses	-11	-14	21.4%
Net income before taxes	-1,407	355	

Balance sheet data (Germany business segment)

€ millions	2002	2001	% change
Assets held for trading purposes	54	32	68.8%
Loan volume	176,732	187,781	-5.9%
Total provisions for losses on loans and advances	5,222	4,212	24.0%
Deposits from other banks	1,629	3,416	-52.3%
Amounts owed to other depositors	54,509	58,545	-6.9%
Promissory notes and other liabilities evidenced by paper	107	115	-7.0%

Capital (Germany business segment)

€ millions	2002	2001	% change
Core capital allocation (KWG)	7,211	7,413	-2.7%
Shareholders' equity (average)	6,624	6,818	-2.8%

3.1.3 The Austria & CEE business segment

In Austria HVB Group is represented by Bank Austria Creditanstalt AG („BA-CA“), the leading banking group in the country. The legal integration of the two predecessor banks, Bank Austria and Creditanstalt, in the summer of 2002 has again enhanced value added and

service potential for its customers. Its 1.7 million customers can now enjoy an optimised range of products and services at over 400 Austrian branch offices.

BA-CA is strongly present in asset management as well as service to institutional clientele in Austria and the CEE through Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna and Asset Management GmbH, Vienna. It offers private banking services through the rich in tradition Schoellerbank AG, Vienna and Bankprivat AG, Vienna.

In the dynamic growth markets of Central and Eastern Europe HVB Group operates the largest banking network with subsidiaries in 15 countries.



	outlets	total assets
Baltics	3	€250m
Russia	14	€2,420m
Poland	561	€10,910m
Czech Rep.	24	€3,940m
Slovakia	18	€990m
Ukraine	1	€70m
Hungary	34	€2,450m
Slovenia	6	€760m
Croatia	82	€2,040m
Romania	6	€550m
Bosnia-Herz.	2	€10m
Serbia-Mont.	1	€100m
Bulgaria	156	€540m
CEE	908	€25bn

EU-Transition countries 2004

This includes the more than 550 offices of Bank BPH PBK, Poland´s third largest bank, in the most important market of the region, where the HVB Group services about 2.7 million customers.

With a broad range of operations, from retail and corporate customer business to leasing and investment banking, HVB has a distinct competitive edge over its competitors. In all it serves about 3.3 million customers in over 900 offices in Central and Eastern Europe thus establishing HVB Group as the leading network bank in this European growth region. Further nationwide expansion has already initiated and the aim is to increase the number of HVB Group´s private customers in the region from today's 3.3 million to over 4 million over the next few years. In this way HVB Group is accompanying the dynamic convergence and catch-up process of the Eastern European markets as they head towards the European Union.

Income statement (Business segment Austria & CEE)

€ millions	2002	2001	% change
Net interest income	1,968	1,999	-1.6%
Provisions for losses on loans and advances	511	644	-20.7%
Net commission income	1,044	994	5.0%
Trading profit	91	170	-46.5%
General administrative expenses	2,226	2,565	-13.2%
Balance of other operating income and expenses	24	32	-25.0%
Operating profit/loss	390	-14	
Net income from investment	44	-24	
Amortization of goodwill	111	140	-20.7%
Additions to provisions for restructuring	2	9	-77.8%
Other income and expenses	-2	-3	33.3%
Net income before taxes	319	-190	

Balance sheet data (Business segment Austria & CEE)

€ millions	2002	2001	% change
Assets held for trading purposes	2,923	1,924	51.9%
Loan volume	79,529	85,967	-7.5%
Total provisions for losses on loans and advances	3,566	3,420	4.3%
Deposits from other banks	6,618	9,995	-33.8%
Amounts owed to other depositors	55,607	58,742	-5.3%
Promissory notes and other liabilities evidenced by paper	6,626	7,273	-8.9%

Capital (Business segment Austria & CEE)

€ millions	2002	2001	% change
Core capital allocation (KWG)	3,601	3,870	-6.9%
Shareholders´ equity (average)	3,308	3,560	-7.1%

3.1.4 The Corporates & Markets business segment

Corporates & Markets links the entire capital markets expertise in the Group with the strong European customer franchise and thus efficiently implementing the concept of an "Integrated Capital Markets Bank". By integrating complex customer needs, products and processes - complemented by global market access - HVB Group has combined its relationship-approach with the entire value chain in a single business segment. This enables HVB Group to operate in the market as a customer-oriented provider of financing and risk management solutions for mid-caps tapping the capital market, multinationals and institutionals. Corporates & Markets has positioned itself as a specialist for structured capital market solutions and acts as a strong intermediary between the customer and the capital market. It thus offers investors worldwide access to excellent investment options.

As a specialist for securitization and risk transfer, this business segment offers its expertise in this area not only to external customers but it also acts as a center of competence for HVB Group within the scope of efficient balance sheet and refinancing management.

Income statement (Business segment Corporates & Markets)

€ millions	2002	2001	% change
Net interest income	1,382	1,868	-26.0%
Provisions for losses on loans and advances	919	394	
Net commission income	418	407	2.7%
Trading profit	699	386	81.1%
General administrative expenses	1,395	1,372	1.7%
Balance of other operating income and expenses	30	4	
Operating profit/loss	215	899	-76.1%
Net income from investment	-267	-40	
Amortization of goodwill	62	29	
Additions to provisions for restructuring	35	0	
Other income and expenses	-3	-7	57.1%
Net income before taxes	-152	823	

Balance sheet data (Business segment Corporates & Markets)

€ millions	2002	2001	% change
Assets held for trading purposes	82,275	67,254	22.3%
Loan volume	107,312	101,487	5.7%
Total provisions for losses on loans and advances	2,303	1,810	27.2%
Deposits from other banks	130,007	122,295	6.3%
Amounts owed to other depositors	35,096	45,784	-23.3%
Promissory notes and other liabilities evidenced by paper	137,263	173,393	-20.8%

Capital (Business segment Corporates & Markets)

€ millions	2002	2001	% change
Core capital allocation (KWG)	5,644	5,502	2.6%
Shareholders' equity (average)	5,185	5,061	2.5%

3.2 The new Hypo Real Estate Group

The target structure for Hypo Real Estate Group will consist of a stock exchange-listed holding company, Hypo Real Estate Holding AG (hereinafter also referred to as "Hypo Real Estate Holding"), and, assuming the integration of WestHyp into HRE being considered, three economically independent operating entities each of which will be adequately capitalized and therefore have refinancing possibilities independent of one another:

- Hypo Real Estate Bank International including its shareholdings (see Section 3.2.1),
- Hypo Real Estate Bank in Germany, (see Section 3.2.2), and
- WürttHyp (see Section 3.2.3).

For technical and regulatory reasons, leading to a significantly more complex transaction structure, HVB AG's domestic real estate financing investment portfolio and the USA portfolio, that is to be sold, are not a component of the Spin-off and the planned portfolio transfer.

Hypo Real Estate Bank International's strategy aims at continuing and expanding HVB Group's existing successful transaction-oriented foreign business practice. Hypo Real Estate Bank's task in Germany is to appropriately restructure the existing domestic portfolio. WürttHyp is to continue the successful practice of its existing business model and focus on its international business that has coverage stock potential (*deckungsstockfähiges Geschäft*).

Target structure after conclusion of all structural measures

A leading, international provider of commercial real estate financing activities will emerge in the form of the Hypo Real Estate Group. At the time of the Spin-off, the organizational structure will not yet be optimised because of the complex process (see chart in Section 2.3.2). The target structure, however, anticipates a separation between domestic and foreign units. Consequently, consideration is presently being given to transfer Assumij Beheer B.V., which holds the shares in FGH, and PBI Lux to Hypo Real Estate Bank International and WestHyp to Hypo Real Estate Bank. In addition, consideration is also being given to merging HRE and WestHyp after the Spin-off if the necessary prerequisites are met.


HVB
Shareholders
HVB AG
Hypo Real Estate
Holding
Hypo Real Estate Bank International
(HVB Bank Ireland)
WürttHyp
Hypo Real Estate Bank
in Germany
(HRE and WestHyp)3)
REC-London
(1)
REC Paris
REC Mailand
REC Iberia
Mortgage
Inc. USA(2)
FGH
PBI
Lux

[1] REC = „Real Estate Capital" foreign corporations.
[2] In foundation.
[3] In view of the contemplated transfer of the 75% shareholding in WestHyp to HRE as well as the subsequent merger of WestHyp with HRE under consideration, Hypo Real Estate Bank in Germany for reasons of simplicity is already shown in this diagram as a single unit.

The structure shown takes into consideration both the proven business model of the foreign units consolidated into Hypo Real Estate Bank International and WürttHyp, as well as the restructuring requirements on the future Hypo Real Estate Bank in Germany. Moreover a lean organization will be created that should earn significantly more than its cost of capital after the German portfolio is restructured.

The primary advantages of the targeted organizational structure lie in the clear focus of existing resources on the respective core competences of the operating entities. This should lead to a profitability oriented organization that can take strong action. In addition, the legal separation within the framework of the organizational structure avoids cross-subsidization between the entities. This results, among other things, in increased transparency regarding the performance of the operating entities and consequently leads to the future reallocation of assets and equity to the most profitable areas on a risk-weighted basis.

Further, the increased transparency with respect to the individual business areas will lead to adequate credit ratings and thus improve the Group's refinancing possibilities.

The following pro-forma numbers assume the creation of the new Hypo Real Estate Group after the completed Spin-off and the associated transfer of the relevant foreign real estate financing portfolios.

HVB Group's consolidated financial statements as of December 31, 2002 already refer the new Hypo Real Estate Group as an independent group separate from HVB Group.

The goodwill and/or differences on the liabilities' side arising at Hypo Real Estate Group will have to be valued in future years in accordance with the relevant IFRS (International Financial Reporting Standards) rules. The shareholders' equity of Hypo Real Estate Group was calculated in light of the anticipated transaction structure as the balance of revalued assets and liabilities of the new group. In so doing, future measures such as additional capitalization or the ring-fencing taken by HVB AG are not yet considered (see notes (21) to HVB Group's consolidated financial statements as of 31.12.2002).

With respect to the businesses to be transferred from HVB AG outside the Spin-off, the following pro-forma report assumes their physical transfer to Hypo Real Estate Group. The report likewise corresponds to the segment reporting in HVB Group's consolidated group financial statements as of December 31, 2002. However, instead of the assumed physical transfer, credit derivatives can be used to effect a synthetic transfer. The final solution was not yet determined at the date the Spin-off report was set up (see also Section 3.3).

Income statement (Hypo Real Estate Group)

€ millions	**2002**	**2001**	**% change**
Net interest income	736	804	-8.5%
Provisions for losses on loans and advances	505	291	73.5%
Net commission income	12	17	-29.4%
Trading profit	0	-1	
General administrative expenses	254	247	2.8%
Balance of other operating income and expenses	14	52	-73.1%
Operating profit/loss	3	334	-99.1%
Net income from investment	62	66	-6.1%
Amortization of goodwill	0	0	
Additions to provisions for restructuring	3	10	-70%
Other income and expenses	-2	-3	33.3%
Net income before taxes	60	387	-84.5%

Balance sheet data (Hypo Real Estate Group)

€ millions	**2002**	**2001**	**% change**
Assets held for trading purposes	0	0	
Loan volume	123,505	126,884	-2.7%
Total provisions for losses on loans and advances	1,510	1,039	45.3%
Deposits from other banks	21,550	15,580	38.3%
Amounts owed to other depositors	10,216	9,150	11.7%
Promissory notes and other liabilities evidenced by paper	131,103	135,236	-3.1%

Capital (Hypo Real Estate Group)

€ millions	2002	2001	% change
Core capital allocation (KWG)	3,182	3,356	-5.2%
Shareholders' equity (average)	2,923	3,087	-5.3%

The following is a more detailed description of the structure and business model of Hypo Real Estate Group's three operating business entities.

3.2.1 Hypo Real Estate Bank International

3.2.1.1 The future distribution network

HVB Bank Ireland will serve as the nucleus for the newly established Hypo Real Estate Bank International and the associated commencement of the foreign business. HVB Bank Ireland is currently active in the business of structured financings and treasury services for corporate customers. The inclusion of HVB Bank Ireland in the Spin-off process offers the advantage of having recourse to an established company licensed to offer the full range of banking services and being able to position Hypo Real Estate Bank International at an international, Anglo-Saxon oriented location. The existing organizational structures within HVB Bank Ireland will allow Hypo Real Estate Bank International to immediately commence business operations after the Spin-off and to establish international offices even before the Spin-off takes effect. This is subject to approval by the Central Bank of Ireland. HVB Bank Ireland's previous business is to be transferred to HVB Group.

The international real estate financing units operating within Hypo Real Estate Bank International, which were formerly part of HVB Group conduct commercial real estate financing activities in Europe and the USA.

As part of the customer management process, customers will be actively serviced by their respective assigned distribution unit and the engagement will then be processed and monitored by the credit management unit. Regional distribution units will give due consideration not just to their respective markets and/or customers but also to their respective national law. As of now bases have been set up in Great Britain, USA, Spain, France, Italy and Sweden. In the future there will also be a distribution unit in Munich that, in addition to marketing responsibilities for Germany, will also get the market responsibilities formerly carried out in the countries covered by the „Cross-Border/Kontinentaleuropa“ (Central and Eastern Europe Team - CEE) unit. To the extent the contemplated transfers of other foreign units are carried out, Hypo Real Estate Bank International will be active in The Netherlands through its subsidiary FGH Bank N.V. Pfandbriefbank International S.A., Luxembourg, („PBI Lux“) will then likewise belong to Hypo Real Estate Bank International.

The distribution structure in Great Britain, France, Italy and Spain is characterized by representation in the market through independent subsidiaries ("Real Estate Capital"-companies – "REC"). Distribution and credit management will take place - within the statutory framework - in these countries through the subsidiaries. These will acquire, arrange and structure financings for their likewise existing branches as well as for third parties and will assume portfolio administration and monitoring of the portfolio. Financings will be booked in the branches after corresponding permission is given by the bank's internal executive board.

The REC London was established in Great Britain in 1991 and currently manages a portfolio of just about £8 billion. The business model has also been practiced in France since 2000 where REC Paris manages a portfolio volume of about €4.4 billion. As testimony to the success of the business model being used, neither write-offs nor additions to risk provisions have been necessary in either country. REC Milan in Italy (2001) and REC Iberia in Spain were only recently established. HVB AG today operates subsidiaries at all locations where not only financing activities of the "Real Estate" business segment but also business of the "Corporates & Markets" segment are booked. In the future, Hypo Real Estate Bank International will establish its own offices at these locations.

In other countries there are other offices for the international business such as in New York for the USA market and Stockholm for the Scandinavian market. In the future Hypo Real Estate Bank International will operate its presence in the US market either through a subsidiary or a newly established branch office. HVB AG's USA real estate financing portfolio will not be transferred but rather will remain with HVB AG since the plans are to sell it. Employees of today's USA team will move over to the new unit. The new unit will also assume responsibility for servicing the US portfolio that will initially remain with HVB AG.

An office will also be established in Stockholm to which employees of the existing team will be reassigned. Likewise, it is intended to transfer the Scandinavian portfolio.

The Munich branch office will conduct distribution for Germany and the CEE countries. In the past, marketing responsibilities for Germany was covered by decentralized distribution units of the domestic area of the Real Estate business segment. There is a "Real Estate Investment Banking" unit in Munich that offers structured finance and investment products in association with the decentralized units for German business corresponding to the international business organization. "Real Estate Investment Banking" includes financial advisory including work on M&A projects, structuring and syndications of large financings and mortgage-backed certifications. Employees from this team will be reassigned to Hypo Real Estate Bank International and will take up German distribution responsibilities out of the Munich office. The "Cross-Border/Continental Europe" unit that had been part of the international business was performing distribution duties for the markets without local offices and concentrated especially on advising international investors active in the Central and Eastern European economic zone. It is expected that its portfolio will be transferred and the team employees will be reassigned to the new Munich office of Hypo Real Estate Bank International.

The Dutch FGH that currently manages a portfolio of about €4.6 billion specializes in financing commercial and residential real estate. Besides investors of various sizes, the bank's clientele also includes real estate developers and corporates.

As a pure bank for mortgage-bonds (*Pfandbriefe*), PBI, Luxembourg, is focussed on municipal loans in Europe and in other OECD countries (current total assets of about €6.2 billion). PBI Lux offers its services on governmental as well as local scale and in so doing restricts its investments to countries that have at least an "AA" rating. In the future its municipal lending business will play a subordinate role. Accordingly, the new business planning in this area will be reduced. PBI will round out the Group's funding activities through the use of the special refinancing possibilities in Luxembourg.

3.2.1.2 The portfolio structure

Last year, HVB AG's foreign commercial real estate financing portfolio to be transferred was valued at about €11.3 billion. The portfolio structure can be subdivided according to several criteria such as type of property, type of customer and regional breakdown as shown in the following charts.

Breakdown by property type


Office buildings 47%
Retail/Shopping 21%
Residential building complexes 15%
Logistic/warehousing 9%
Hotels 1%
Properties 1%
Other 6%

A breakdown by type of property shows that almost 50% of the portfolio is invested in the office area. Other large portions are in commercial/shopping/retail properties (21%) and larger residential building projects (15%).

Breakdown by customer type


Investors 78%
Other 9%
Developers 13%

The type of customer represented in the portfolio is dominated above all by investors who make up 78% of the total.

Breakdown by regions

From a regional perspective, Great Britain, The Netherlands and France are by far the largest markets for the new entity and contribute substantially to earnings.


Netherlands
29%
UK
39%
Cross-
Border
4%
France
17%
Sweden
3%
Italy
8%

3.2.1.3 Business model and risk management

Business model

Hypo Real Estate Bank International's positioning aims at continuing HVB AG's proven, successful international business model. The focus lies on a transaction- rather than a relationship-driven business policy. It is based on a detailed risk evaluation of each individual transaction in which each transaction must be in a position to carry its own risk. Profitability and risk adequacy take precedence in this context ahead of volumes or market share. There are expected to be around 200 transactions carried out annually with an average volume of about €50 million for investors, corporates and, to a lesser extent, for developers. These transactions are expected to be marketable, in other words, they will be syndicated, out-placed and certificated to a large extent.

Target customers are first-class major customers and mid-size customers with high growth potential and with the object company's credit quality consistent with the customer's rating. The tightly networked collaboration of departments will result in an integrated, rapid course of business and efficient cost management. In addition, the focus will be on optimizing the cost structure by dismantling certain levels of hierarchy after a successful Spin-off. As part of strategic market observations and analyses there will be on-going review of the marketing and local strategy. In the past, these factors already led to a strengthening of the market position in all foreign locations. Success was assured by know-how, efficiency and the capabilities of the local teams. The market confirms the validity of the success factors listed: since entering the international real estate financing business in 1989 there have been only minor additions to risk provisions and write-offs.

Due to the focus on international and commercial real estate customers, Hypo Real Estate Bank International's product range exceeds by far the classic real estate financing. It ranges from financing complex real estate projects with large volume and advisory for the acquisition or sale of real estate portfolios and companies on to structuring direct or certificated investment possibilities in securities with real estate holdings. The comprehensive product range including one-stop financing, structuring and advisory services offers important competitive advantages. In so doing, the aim will be to further develop the strategic approach of focussing on sophisticated real estate investment products.

Risk management

Increasingly, finely honed risk management has become one of the key factors for success in the market. The underlying conservative risk policy is transaction-related and cash-flow oriented. Moreover, clear opportunity and risk profiles of markets, properties, tenants and cash-flows are among the central components of profitability analysis and real estate appraisal to consider for meeting the requirements of greater transparency in the real estate business.

In the past, the international business succeeded in keeping inherent portfolio risk to a very low level by its outstanding risk management. As an evidence, no considerable loan losses were recorded in the international business up to now.

3.2.1.4 Outlook

The strong focus that the business model of the new Hypo Real Estate Group will bring to bear on international business can be justified by the manifold opportunities in the international markets. Compared to the German market, many European regions are developing more dynamically and are displaying more attractive risk/reward ratios. The collateralized loan default rates are lower, the markets are more transparent and less regulated. Thus, in addition to the basic possibility of portfolio diversification in various markets, the international concentration can be put down to, among other things, greater market growth and higher potential margins at a comparable degree of risk. The management team at Hypo Real Estate Bank International is convinced that the structure chosen for international business will maintain a leading international position and add to the success this business area has enjoyed in the past.

3.2.2 Hypo Real Estate Bank in Germany

3.2.2.1 Future orientation

HVB Real Estate Bank AG („HRE"), Munich, is the result of the merger of Bayerische Handelsbank AG, Nürnberger Hypothekenbank AG and Süddeutsche Bodencreditbank AG. HRE´s investment portfolio includes all the sorts of business done by traditional mortgage banks that concentrate on domestic business.

HVB Real Estate Bank AG, Munich, is a mortgage bank with mixed banking privilege and offers commercial customers the entire range of services of a real estate bank such as mortgage lending, structured financing, syndications and advisory services.

Westfälische Hypothekenbank AG, Dortmund, emerged in 1961 from Thüringische Landes-Hypothekenbank. It has a mortgage loan portfolio valued at more than €9 billion and in past years has been increasingly focussing on real estate financing business with commercial partners. In recent years it concluded more than 50% of its new business abroad, mostly in The Netherlands and Great Britain. To streamline the course of business processes a potential transfer of WestHyp´s Dutch real estate financing business to FGH is currently under review.

With its portfolio of municipal loans valued at over €15 billion as well as approx. €15 billion in bonds and debentures, WestHyp also operates a successful capital markets business with innovative products based on mortgage bonds. It has specialized in structuring first-class,

mostly "AAA" rated, widely diversified, European and North American mortgage-backed securities portfolios as well as the partial assumption of portfolio-inherent credit risk in connection with the governmental lending business. In this context it uses its competence in real estate and government financing and its many years of experience in developing and using structured products in order to generate new potential for value creation under a risk-reward perspective on the assets and liabilities side. These transaction volumes amount to about €1 billion annually.

3.2.2.2 Portfolio structure

In combination the two units manage a portfolio with a total value of about €89 billion. The mortgage portfolio included in that amount is worth about €43 billion and mostly derives from HRE´s investment portfolio.

Breakdown by type of product


Municipal loans
52%
Commercial real
estate
19%
Residential
29%

Just over 50% of the portfolio comes from municipal lending. The mortgage investment portfolio is composed predominantly of residential construction as opposed to commercial buildings.

Breakdown by type of commercial property


Hotels 6%
Other 6%
Warehouse/Logistics/
Manufacturing
9%
Office buildings
48%
Retail trade
31%

Office buildings and retail comprise almost 80% of the portfolio.

3.2.2.3 Business model and strategic positioning

The German real estate market is characterized by little growth, declining property values - especially in the former East Germany - and by a history of low profit margins. For this reason, the future Hypo Real Estate Bank and WestHyp are in considerable need of restructuring.

Consequently, both entities will first give urgent priority to restructuring their existing loan portfolios with the goal of reducing risk assets while simultaneously improving portfolio earnings. To that end an active loan reduction process will be introduced in the commercial real estate area. Both entities will apply the risk management process used successfully in the international business.

In addition, within the framework of the general restructuring, they will seek to reduce operating costs through increases in efficiency. At the same time, restricting new business and prolonging only those existing loans that promise acceptable earnings margins should also significantly improve average margins both over the medium and long term.

New domestic real estate financing business will be consistent in its orientation to market conditions and institutional ratings. This will ultimately lead to new business in the real estate financing area for the present being restricted exclusively to necessary loan prolongations since Hypo Real Estate Group's management team today assumes that new business with attractive margins will probably be achievable only in the medium term.

Since the municipal lending offers only small lending margins and refinancing has become more expensive, the future Hypo Real Estate Bank together with WestHyp will refrain from new business in this segment. In the future, therefore, municipal lending will not longer be part of its core activities.

The portfolio of smaller residential construction financings will also be allowed to expire.

3.2.2.4 Outlook

In contrast to the international markets already discussed, the German market has created a considerable need for domestic restructuring. In addition, from today's perspective the general economic downturn allows no reason to expect improvement in the short term. Until now the competition, partly in view of existing over-capacities, has reacted with mergers and reorientations (e.g. Eurohypo, DePfa/Aareal).

The discussion and implementation of the Bank for International Settlement's new capital requirements ("BIS") ("Basel II") have led to increased risk sensitivity in the credit markets. It is expected that the differentiated estimation of credit risks in the market will result in higher costs of credit and thus higher margins will eventually prevail in the market. This expectation will be further raised by the fact that public credit institutions will have to recalculate their credit terms when state guarantees are ended in 2005. In the past, state guarantees were an essential prerequisite for favourable credit terms granted by public lending institutions. With the end of this competitive distortion by abolition of the privileged position of public credit institutions, the realization of reasonable margins in the market will be increased.

Hypo Real Estate Group's designated management team is convinced that after restructuring and reducing their portfolios while simultaneously implementing the international business model, Hypo Real Estate Bank and WestHyp will be in a position to exploit the opportunities and widening margins the market will later offer and to generate profitable business.

3.2.3 Württembergische Hypothekenbank

3.2.3.1 Future orientation

Württembergische Hypothekenbank AG („WürttHyp“) with its registered office in Stuttgart was established in 1867 and at the end of 2002 had a mortgage and municipal lending portfolio valued at about €26 billion. WürttHyp began the restructuring of its domestic portfolio as early as the mid-1990's and has been consistently exploiting profitable foreign real estate financing opportunities since 1989. Thus in 2002, for example, more than 96% of its new mortgage business was generated abroad (2001: 86%). At the same time, it consistently reduced its engagements in the area of lower-margin lending to municipalities.

The proven distribution model relies on close cooperation between its representatives in foreign target markets and its units in Stuttgart responsible for loan processing and decision making as well as portfolio supervision. WürttHyp's narrowly defined product range has led to a market position in the low-risk long-term financing segment that is recognized for its reliability. Attesting to the low risk of this business model is the fact that since commencing its business in this segment at the beginning of the 1990's, none of its loans have become distressed, there have been no write-downs and no additions to risk provisions. The quality of the loan portfolios is constantly reviewed by intensive portfolio supervision.

3.2.3.2 Portfolio structure

WürttHyp has a total investment portfolio of €26 billion.

Breakdown by product type


Residential
14%
Commercial real estate
25%
Municipal loans
61%

About 2/3 of the mortgage loan portfolio of €10 billion fall into the commercial category and 1/3 are residential finance.

Breakdown by property type


Office buildings
58%
Retail
34%
Other 6%
Logistics/
warehousing 1%
Hotels
2%

Office and retail buildings make up more than 90% of WürttHyp´s portfolio.

Breakdown of the commercial portfolio by region


Germany
53%
UK
22%
Other Europe 4%
France 8%
Sweden 5%
Netherlands 8%

Years of advancing the portfolio´s foreign business into numerous countries have produced a high level of country diversification (Germany 53%, foreign countries 47%) that has achieved the goal of smoothing swings in national real estate business cycles.

3.2.3.3 Business model and strategic positioning

WürttHyp plans to continue with the business model that has been successful up to now and will continue its application as an integral component of the Hypo Real Estate Group. The basis for WürttHyp´s success is its low-risk structuring of loans and consistent risk management. In this context, its business will focus on mortgage loans. On the international level, the bank will acquire new business both in its own name and through Hypo Real Estate Bank International and thus represents together with PBI Lux the conduit for Hypo Real Estate Bank International's mortgage-backed lending. WürttHyp uses its expertise in low-cost refinancing of international mortgage loans through mortgage bonds and combines this

refinancing base with securitization, capital markets business and issue of unsecured debentures. In this context domestic mortgage lending is booked only within the framework of feasible risk-adjusted prices and thus aims to secure long-term profitability.

In addition, because of the small lending margins and the increasing expense for refinancing, WürttHyp will refrain from engaging in new municipal lending.

3.2.3.4 Outlook

WürttHyp will continue to apply its successful system of controlling risks in order to permanently maintain the low risk profile of its portfolio even as it pursues further growth. The securitization of loan portfolios will add to the reduction of cyclical risks from its loan portfolio. The effects of Basel II are already being simulated and will be applied in the future to optimize the loan portfolio.

The distribution control unit subjects new business to the risk adequate pricing discipline of the international capital markets to enable it to be securitized smoothly. Because of the narrowly defined product range, its lean management and administrative structures will remain. WürttHyp's independent refinancing base, above all in mortgage bonds, will be further expanded while it continues to reduce its exposure to municipal lending. In capital market activities risks related to interest rate changes and market price will be maintained at a low level. WürttHyp will develop its capital markets business further insofar as it is closely related to its core business (international mortgage lending).

3.3 Relationships between HVB Group and Hypo Real Estate Group after the Spin-off

The Spin-off is being prepared under the roof of DIA GmbH by several internal restructuring measures within HVB Group that lay the groundwork for the future establishment of Hypo Real Estate Group. Principally, it provides for the Spin-off to create two entities that are completely separate and independent of each other. In particular, there will be no interlocking personnel ties between HVB Group and the new Hypo Real Estate Group; however, a member of the Supervisory Board of HVB AG is proposed to act as one of the Supervisory Board members of the new Hypo Real Estate Group; after the Spin-off has taken effect, this Supervisory Board member is, however, to resign his board membership at HVB AG. All units will be furnished with all required equity capital, refinancing possibilities, employees, rights and contractual relationships. After the Spin-off has taken effect, Hypo Real Estate Group will be able to operate in the market fundamentally independent of HVB Group. In order that Hypo Real Estate Group may use the part "Hypo" in its name, HVB AG, HRE and HVB Bank Ireland have accordingly entered into an agreement on the coexistence of this name component. Hypo Real Estate Holding will accede to that agreement.

In certain areas Hypo Real Estate Group will continue to draw on the services of HVB Group companies at arm's length after the Spin-off. This will affect, in particular, the use of services in the classic banking business such as payment settlements, money and currency transactions. Vice versa, there will also be service relationships between Hypo Real Estate Group and HVB Group under which Hypo Real Estate Group renders services to HVB Group at arm's length.

Credit relationships

After the Spin-off there will also be credit relationships between HVB AG and the entities of Hypo Real Estate Group that could be both short and long-term in nature. For example, HVB AG will retain a loan for €200 million with DIA GmbH. In addition, HVB AG may act as a counterparty in interbank deals.

Furthermore, HVB AG will act as a counterparty in the derivative business. Hypo Real Estate Group will be treated like every other external counterparty and all deals will be executed at arm's length.

Moreover Hypo Real Estate Group has existing relationships to HVB AG through its capital markets activities in which, for example, HVB AG has acted as lead manager or arranger of securities placements or as market maker in trading the securities of companies in the Hypo Real Estate Group. Plans are for it to continue to perform these functions.

HVB AG has also obligated itself to HRE to provide ring-fencing for credit risks as discussed under Section 4.5.3 below.

Pursuant to § 133 of the Company Reorganization Act (*UmwG*) Hypo Real Estate Holding is jointly and severally liable as the rights assuming entity for HVB AG's liabilities that accrued prior to the effective date of the Spin-off.

During a transition phase HVB Group will be prepared to make liquidity available to Hypo Real Estate Group at at arm's length to supplement the market refinancing possibilities of the member companies of Hypo Real Estate Group.

Service agreements

HVB AG intends to transfer the portfolio of foreign commercial real estate loans worth about €11.3 billion to Hypo Real Estate Bank International (see Section 2.3.3.2). If the transfer of the portfolio of foreign commercial real estate financing activities is done exclusively or partially through the use of derivatives, Hypo Real Estate Group in regard to this particular part will assume certain tasks of the ongoing processing of the lending commitments. This would be done under a service agreement that would provide a due market compensation for Hypo Real Estate Group.

The existing service agreements between HVB Group and individual companies of Hypo Real Estate Group may be maintained during a transition period to allow Hypo Real Estate Group to set up its own service units. This affects above all the IT services. Service agreements with individual companies of HVB Group that provide services to third party firms will be continued at arm's length as part of normal business relationships.

Vice versa, until further notice, Hypo Real Estate Bank International in New York will service the US portfolio remaining with HVB AG. This will be done pursuant to a service agreement under which Hypo Real Estate Bank International will receive market rates of compensation.

Jointly held shareholdings of HVB Group companies and Hypo Real Estate Group companies, that overall have no material economic significance, will continue until further

notice. The same applies to lease agreements between companies of HVB Group and companies of Hypo Real Estate Group.

Hypo Real Estate Group companies will remove themselves from coverage under group insurance policies as soon as possible and will conclude new insurance contracts.

4 THE LEGAL AND FINANCIAL STRUCTURE OF THE HVB GROUP AND THE HYPO REAL ESTATE GROUP FOLLOWING THE SPIN-OFF

4.1 The legal structure of HVB AG following the Spin-off

4.1.1 Board of Managing Directors

No changes to the Board of Managing Directors of HVB AG will result from the Spin-off (see Section 1.3 for further details).

4.1.2 Supervisory Board

In so far as the general shareholders meeting of HVB AG on May 14, 2003, accepts the proposals regarding the election to the Supervisory Board of the shareholders′ representatives as contained in the invitation to the general meeting of the shareholders, and in view of the fact that following the election of February 11, 2003, the worker representatives on the Supervisory Board are known, the composition of the Supervisory Board will probably be as follows:

Honorary Chairman of the Supervisory Board:

Dr. Maximilian Hackl

Supervisory Board:

Dr. Dr. h.c. Albrecht Schmidt, Chairman of the Supervisory Board of HVB AG,
Former Spokesman of the Board of HVB AG

Kurt F. Viermetz, Deputy Chairman of the Supervisory Board,
Former Vice-Chairman of J.P. Morgan & Co. Inc.

Peter König, Deputy Chairman of the Supervisory Board,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Dr. Manfred Bischoff,
Member of the Board of Managing Directors of DaimlerChrysler AG

Volker Doppelfeld,
Chairman of the Supervisory Board of BMW AG and former Member of the Board of Managing Directors of BMW AG

Klaus Grünewald,
Secretary of the Bavarian District of Vereinte Dienstleistungsgewerkschaft e.V.

Anton Hofer,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Max Dietrich Kley,
Deputy Chairman of the Board of Managing Directors of BASF AG

Friedrich Koch,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Hanns-Peter Kreuser,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Dr. Lothar Meyer,
Chairman of the Board of Managing Directors of ERGO Versicherungsgruppe AG

Herbert Munker,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Prof. Dr. Wilhelm Simson,
Chairman of the Board of Managing Directors of E.ON AG

Dr. Hans-Jürgen Schinzler,
Chairman of the Board of Managing Directors of Münchner Rückversicherungs-Gesellschaft Aktiengesellschaft

Dr. Siegfried Sellitsch,
Chairman of the Board of Managing Directors of Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung

Prof. Dr. Dr. h.c. Hans-Werner Sinn,
President of the IFO-Institut für Wirtschaftsforschung

Maria-Magdalena Stadler,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Ursula Titze,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Jens-Uwe Wächter,
Employee of Vereins- und Westbank Aktiengesellschaft

Helmut Wunder,
Employee of Bayerische Hypo- und Vereinsbank Aktiengesellschaft.

4.1.3 Shareholders

The Spin-off will not result in any changes to the shareholder structure (see Section 1.3 for further details).

4.2 The legal structure of the future Hypo Real Estate Holding

4.2.1 Articles of Association and capital stock of Hypo Real Estate Holding AG

The transferee will be a incorporation entered in the Commercial Register of Munich Local Court (*Amtsgericht*). The Articles of Association (hereafter also named "Articles") of the receiving company Hypo Real Estate Holding AG will be submitted to the shareholders of HVB AG in the General Meeting of Shareholders on May 14, 2003, as part of the Spin-off Plan and presented together for authorization. Below the Articles of Association of Hypo Real Estate Holding will be discussed in more detail.

Name, Registered Office (§ 1 of the Articles of Association)

The name of the newly formed incorporation established as the receiving company (transferee) in context with the Spin-off will be Hypo Real Estate Holding AG. The name expresses the fact that the business of the Hypo Real Estate Holding relates to real estate and that the company acts as a holding. The company will have its registered office in Munich, where the transferring company HVB AG is also registered.

Object of the Company (§ 2 of the Articles of Association)

The object of the company as laid out in the Articles expresses the fact that Hypo Real Estate Holding will act as a group-leading holding in the business of real estate financing. The provision makes clear that Hypo Real Estate Holding will not itself transact any business requiring authorisation by state authorities, in particular no banking or financial services business in accordance with the German Banking Act (*Kreditwesengesetz*, *KWG*).

Capital Stock and Shares (§ 3 of the Articles of Association)

The capital stock of Hypo Real Estate Holding amounts to €402,216,525.00 and is divided into 130,433,775 common bearer shares and 3,638,400 non-voting bearer preferred shares. All shares are no par shares with a notional amount of €3.00 in the capital stock of Hypo Real Estate Holding. Hence the ratio of the shareholder rights in Hypo Real Estate Holding per share shall correspond to the shareholder rights in HVB AG per share.

The Articles of Hypo Real Estate Holding additionally provide for an authorized capital. This authorized capital amounts up to €120,000,000.00 and is divided into 40,000,000 no par shares. In the event of capital increases, shareholders are in principle entitled to a subscription right, which may, however, be precluded under the certain preconditions specified in § 3 par. 2 of the Articles. These preconditions substantially conform with those of the corresponding regulations in the Articles of HVB AG.

The requested authorization for the issue of shares from the authorized capital against contribution-in-kind under exclusion of subscription rights is to increase the flexibility of the Board of Managing Directors of Hypo Real Estate Holding by having at its disposal at short

notice own shares of the company for the purchase of companies or parts of companies or of interest in companies without taking recourse to the stock exchange. Hypo Real Estate Holding will face global competition. Like its competitors, it therefore needs to be in a position at all times to act swiftly and flexibly in the markets in the interest of its shareholders. This includes the purchase of companies, parts of companies or interest in companies to improve its competitive position. Recent international economic developments have shown that ever larger units are affected by corporate mergers and in purchases of companies or interests in companies. The compensation to be paid in return is increasingly granted in the form of shares in the purchasing company. The authorization being proposed here is to give Hypo Real Estate Holding the flexibility required to make swift and flexible use of opportunities for the purchase of companies, parts of companies or interests on the basis of the business strategy presented in detail in this report.

The Board of Managing Directors of Hypo Real Estate Holding will be required to examine in each instance whether it wishes to avail itself of the authorization to effect a capital increase under exclusion of subscription rights, if opportunities for the purchase of companies or interests in companies become manifest. Shareholder subscription rights are to be precluded only if the purchase in exchange for shares is in the best interest of the company and its shareholders.

In addition, an authorization is proposed to preclude the subscription right in the event of a capital increase against cash contributions, whereby the conditions under § 186 par. 3 clause 4 AktG must be observed. In such a preclusion of subscription rights the shares to be issued may only be issued for a price not substantially lower than the share price on the stock exchange. In addition, the capital increase may not exceed the 10% of the existing capital stock. This authorization is to enable the Board of Managing Directors to use opportunities to sell shares, in particular to German and international institutional investors swiftly and decisively and grant the same membership of the company against payment of a cash contribution. In such cases, the Board of Managing Directors is to strive to keep the discount granted on the current share price on the stock exchange in the company as small as possible. This prevents economic disadvantage to the existing shareholders subject to the preclusion of subscription rights. They also have the option of purchasing additional shares on the stock exchange at almost the same price.

Under a preclusion of subscription rights, the fact that no technical execution of subscription rights is required, saves time, avoids costs and permits realisation of a higher issue price per share as the issuance of the shares is effected immediately after the issue price has been set. This reduces the placement risk and permits the Board of Managing Directors to react swiftly to favourable capital market situations. The resultant strengthening of the equity base will benefit the company and its shareholders.

Finally, the exclusion of subscription rights for fractional amounts eases the execution of a capital increase with subscription rights by the use of round sums.

Common Shares/Preferred Shares/Securitization (§ 4 of the Articles of Association)

This Article first states that bearer shares will be issued exclusively. It then specifies the terms of the preferred shares. In addition, the Articles include a provision governing the allocation of retroactive payment of the advance share in profits. These regulations correspond to the respective regulations in the Spin-off Plan (Section 7.1).

The preferred shares grant all rights to which shareholders are entitled, with the exception of voting rights. The non-voting preferred shares shall receive an advance share in balance-sheet net income for the year in the amount of €0.064 per share payable in arrears and a further share in net income in the same amount as ordinary shares. The claim to payment in arrears of the advance share in net income for the year is granted to preferred shareholders as a separate and independent legal entitlement. If the preferred amount is not or not fully paid in a particular year and the arrears are not paid in the following year in addition to the full preference, preferred shareholders shall have voting rights until the arrears are fully paid. Since preferred shareholders of HVB AG did not receive preference for the fiscal year 2002, they are already entitled to a payment in arrears against Hypo Real Estate Holding in the amount of €0.064 per preferred share as soon as Hypo Real Estate Holding is entered in the commercial register. If these arrears are not paid in the coming year in addition to the full preference for fiscal year 2003, the preferred shareholders will be entitled to a voting right under their shares until the arrears are paid.

In addition, the Articles avails itself of the legally granted option of precluding securitization of the shares. This is done subject to the restriction that securitization is not precluded under the rules of a stock exchange the share is listed. This saves the company the costs for printing and administration of its shares.

Board of Managing Directors and Legal Representation (§ 5 and 6 of the Articles of Association)

The number of members of the Board of Managing Directors is determined by the Supervisory Board. The Articles only stipulates a lower limit in § 5 under which the company must have at least two members of the Board of Managing Directors. This is common practice in large incorporations. The persons to be nominated for the Board of Managing Directors are specified in Section 4.2.2 of the report.

The legal representation of the company by two members of the Board of Managing Directors or one member of the same jointly with an executive holding a general power of attorney as provided in § 6 of the Articles is also common practice in large incorporations.

Supervisory Board, Tasks and Rights, Chairman and Resolutions (§ 7 to 10 of the Articles of Association)

The Articles first stipulates that the Supervisory Board comprises 3 members. This is intended to ensure a lean structure and efficient cooperation between the Supervisory Board and the Board of Managing Directors. The term of office of Supervisory Board members shall in general be five years, i.e. from the end of the General Meeting of Shareholders in which they were elected until the end of the General Meeting of Shareholders that votes on the discharge of the Supervisory Board for the fourth fiscal year after the beginning of their office term; the

year during which the office term commences is not included. Deviations only occur in the first year (see Report Section 4.2.3).

The tasks and rights of the Supervisory Board as stipulated in § 8 of the Articles correspond to those assigned by law. The Germany Stock Corporation Act (*AktG*) stipulates in § 107 that, after detailed determination in the Articles, a Chairman and at least one Deputy Chairman are to be elected from among the Supervisory Board members. § 9 of the Articles converts this legal regulation into a detailed determination. § 10 of the Articles regulates quoracy and the different forms in which members of the Supervisory Board participate in its meetings and decisions of the same can be passed.

Remuneration of Supervisory Board members (§ 11 of the Articles of Association)

According to § 113 par. 1 clause 2 AktG, the remuneration of Supervisory Board members can be stipulated in the Articles. This is done by § 11 of the Articles.

General Meeting, Convening the General Meeting and Attendance at the General Meeting (§§ 12 to 14 of the Articles of Association)

The provisions of §§ 12 to 14 of the Articles regulate the formalities of the location and convening of and attendance in General Meetings of the shareholders, thereby giving concrete form to the corresponding legal regulations of the AktG. This facilitates due convening of and attendance in General Meetings of the shareholders. The Articles provides the commonly applied forms of share depositing.

Voting Rights (§ 15 of the Articles of Association)

The Articles stipulates that every common share confers one vote. In addition, it presents a regulation for the event that the voting right of preferred shareholders, which is principally precluded, comes into effect. In this case, each preferred share also confers one vote.

Chairman of the General Meeting (§ 16 of the Articles of Association)

§ 16 par. 1 of the Articles designates the Chairman of the Supervisory Board as the chair of the General Meeting of Shareholders and, in his absence, his deputy. This is common practice. The same applies to the agenda competence of the chair stipulated in § 16 par. 2 of the Articles.

Resolutions of the General Meeting (§ 17 of the Articles of Association)

The legal majority requirements apply to the General Meeting resolutions. Only if no special majority requirements deviating from the same are stipulated by law, the regulation according to § 17 par. 1 of the Articles shall apply. In addition, § 17 par. 2 of the Articles includes a regulation for General Meeting elections.

Fiscal Year (§ 18 of the Articles of Association)

This provision stipulates that the fiscal year of Hypo Real Estate Holding starts on January 1 and ends on December 31. A special stipulation applies only for the first fiscal year, which can start only upon the company being effectively founded by entry in the commercial register.

Company Publications (§ 19 of the Articles of Association)

This provision of the Articles implements the amended version of § 25 AktG. Announcements of the company are therefore published in the electronic edition of the German Federal Gazette (*Bundesanzeiger*). It is also provided that the announcements of the company requiring publication are made available on a company website.

Annual Financial Statements/Ratification (§ 20 of the Articles of Association)

This provision concerns the period during which the Board of Managing Directors shall prepare the Annual Financial Statements plus Notes for the past fiscal year and compile a management report; after the Annual Financial Statements are drawn up respectively the Annual Report has been completed, the latter shall be submitted to the Supervisory Board. The latter mandates the independent auditor and delivers the Annual Financial Statements to be audited to him along with the Notes and Management Report.

In addition, pursuant to § 20 par. 2 of the Articles, in the first eight months of the fiscal year, the General Meeting of Shareholders has to decide on granting ratification of the activities of the Board of Managing Directors and the Supervisory Board for the previous fiscal year, the appropriation of net income, the appointment of independent auditors and, where required by law, also the approval of the annual financial statements.

Appropriation of net income (§ 21 of the Articles of Association)

§ 21 par. 1 of the Articles contains provisions with regard to the existence of the preferred shares on the order in which net income available for distribution for the year shall be appropriated. In par. 2 this provision also authorizes the General Meeting of Shareholders to pass a resolution to partially or completely substitute a dividend in kind for a cash dividend.

Contribution-in-kind upon foundation in connection with the Spin-off (§ 22 of the Articles of Association)

In the case of Spin-off by newly formed incorporation, the German Company Transformation Act (*Umwandlungsgesetz*) stipulates in §§ 135 par. 2 in conjunction with § 26 and 27 German Stock Corporation Act (*AktG*) that the Articles must contain provisions governing the start-up costs to be borne by the company and the determination of the contribution-in-kind effected by the Spin-off. § 22 of the Articles corresponds to this legal requirement. The issue price of the shares to be issued by Hypo Real Estate Holding corresponds to the lowest issue price provided under § 9 par. 1 AktG; the value of the contribution-in-kind is thereby set at €402,216,525.00.

4.2.2 Board of Managing Directors

The Board of Managing Directors of Hypo Real Estate Holding shall be appointed by the Supervisory Board at its first meeting. The meeting is planned to take place shortly after the General Meeting of Shareholders of HVB AG has approved the Spin-off Plan, concurrent with the appointment of the members of the Supervisory Board of Hypo Real Estate Holding. The following individuals are envisaged as members of the Board of Managing Directors:

Georg Funke,
Chairman of the Board of Managing Directors

Frank Lamby,
Chief Risk Officer

Dr. Markus Fell,
Chief Financial Officer / Chief Operating Officer

Dr. Paul Eisele,
Chairman of the Board of Managing Directors of the Württembergische Hypothekenbank AG

Johann Berger,
Member of the Board of Managing Directors and designated Chairman of the Board of Managing Directors of HVB Real Estate Bank AG.

4.2.3 Supervisory Board

The Supervisory Board of Hypo Real Estate Holding shall consist of 3 members. It is not subject to co-determination, i.e. all its members will be representatives of the shareholders. The first Supervisory Board will be appointed by the general shareholders meeting of HVB AG as part of their resolution on the Spin-off Plan. The following people are envisaged as members of the first Supervisory Board:

Kurt F. Viermetz, Chairman of the Supervisory Board,
Former Vice Chairman of J.P. Morgan & Co. Inc.

Dr. Ferdinand Graf von Ballestrem,
Member of the Board of Managing Directors of MAN AG

Dr. Götz Wricke,
Chairman of the Board of Managing Directors of Hamburg-Mannheimer Versicherungs-AG.

The term of office of the first Supervisory Board shall extend only to the conclusion of the shareholders general meeting, which shall decide on the formal discharge for the first fiscal year of Hypo Real Estate Holding. It is planned to propose to this General Meeting of Shareholders to raise the number of Supervisory Board members to 6.

4.2.4 Legal structure of Hypo Real Estate Bank International, Hypo Real Estate Bank, Westfälische Hypothekenbank and Württembergische Hypothekenbank

4.2.4.1 HVB Bank Ireland (in future: Hypo Real Estate Bank International)

HVB Bank Ireland is an Unlimited Public Company (*Gesellschaft mit unbeschränkter Haftung*) under Irish law, with its registered office in Dublin, Ireland. HVB Bank Ireland is registered at the Companies Registration Office under Number 209149. 500,000,000 shares at €1 have been issued, of which the following companies and persons hold 1 share each as trustees for HVB AG:

HVB Credit Advisors Ltd, Martius Investment Company, R.R. Fund Inc., Tolmers Company, Uraby Limited, Ms. Heather Nesbitt and Dr. John Donnelly. All further shares are held directly by HVB AG. The shareholders have unlimited exposure to liability.

HVB Bank Ireland intends to alter its name to "Hypo Real Estate Bank International".

HVB Bank Ireland has a full banking licence. Hitherto its main business has consisted of loans to corporate customers. The whole loan portfolio of HVB Bank Ireland will be transferred to HVB AG or one of its subsidiaries and will therefore not be part of the Hypo Real Estate Group´s portfolio.

HVB Bank Ireland is represented by a Board of Managing Directors, which currently has 7 members.

4.2.4.2 HVB Real Estate Bank (in future: Hypo Real Estate Bank AG)

HVB Real Estate Bank is an incorporation with its registered office in Munich (hereafter named "HRE"). HRE is entered into the commercial register of the Munich Local Court under Number HRB 41054. As part of the Spin-off and repositioning, HRE intends to change its legal name to "Hypo Real Estate Bank AG" (hereafter named "Hypo Real Estate Bank").

The capital stock of HRE amounts to €132,860,432.67 and is fully paid in. The capital stock is divided into 51,970,484 common bearer shares with a nominal value of €2.556459 per share (hereafter named "common shares"). The shares of the company are currently being listed on the Munich stock exchange (WKN: 801 900/ISIN-Code: DE0008019001). After the planned merger between DIA GmbH and Hypo Real Estate Holding, Hypo Real Estate Holding holds a total of 50,363,661 shares of the company, representing 96.91% of the company´s capital stock.

Simultaneously with the Spin-off, DIA GmbH is conducting legal proceedings to exclude the minority shareholders of HRE (by a so-called squeeze-out) pursuant to §§ 327 a et seq. of the German Stock Corporation Act (*AktG*). As the main shareholder of HRE, it will demand the therefore required resolution by the shareholders at the HRE´s Annual General Meeting of Shareholders on May 26, 2003.

The object of the future Hypo Real Estate Bank is the operation of a mortgage bank in accordance with the provisions of the German Mortgage Bank Act (*Hypothekenbankgesetz*). In addition, the Hypo Real Estate Bank is also empowered to conduct trading activities and commercial banking business and is not restricted by the provisions of the German Mortgage Bank Act. This makes Hypo Real Estate Bank one of the few banks in Germany to have a mixed bank privilege. At the present time, the Hypo Real Estate Bank has an authorized capital useable up to April 30, 2004 in the amount of €20 million.

By virtue of the Articles of Association, the Board of Managing Directors of the future Hypo Real Estate Bank consists of two or more persons. The number of members of the Board of Managing Directors shall be determined by the Supervisory Board. At the present time, the board of the future Hypo Real Estate Bank consists of 5 persons.

According to the Articles of Association, the Supervisory Board of the future Hypo Real Estate Bank consists of 12 members. The Supervisory Board has established rules of procedure, according to which the Board of Managing Directors shall require the approval of the Supervisory Board apart from the cases for particular transactions or measures laid down by Articles of Association. In accordance with the Corporate Governance Code, the future Hypo Real Estate Bank made its latest Declaration of Compliance on December 23, 2002 pursuant to § 161 of the German Stock Corporation Act (*AktG*).

4.2.4.3 Westfälische Hypothekenbank AG

Westfälische Hypothekenbank ("WestHyp") is an incorporation with its registered office in Dortmund. WestHyp has been entered in the commercial register of Local Court in Dortmund under Number HRB 4152. The company's capital stock amounts to €39,000,000.00 and has been fully paid in. The capital stock is divided into 78,000 common bearer shares with a nominal value of €500.00 each (hereafter also referred to as "common shares").

At the time of the set up of the Spin-off Plan, DIA GmbH held 58,500 common bearer shares of WestHyp, giving it 75% of the shares of WestHyp. Further transactions are considered in Appendix 4.4-1 to the Spin-off Plan. Thus, DIA GmbH is considering transferring its shareholding to HRE. In so far as the contemplated sale of WestHyp to HRE will be realised, the latter will retain its shareholding in WestHyp. In addition, it is considered to increase the 75% shareholding to 100% by acquiring the remaining 25% of the shares.

The object of the WestHyp is the operation of a mortgage bank in accordance with the provisions of the German Mortgage Bank Act.

Under its Articles of Association, the Board of Managing Directors of WestHyp consists of two or more persons. The number of members of the Board of Managing Directors shall be determined by the Supervisory Board. At the present time, the Board of Managing Directors of WestHyp is composed of three persons.

According to the Articles of Association, the Supervisory Board of WestHyp consists of 12 members. The Supervisory Board has established rules of procedure, according to which the Board of Managing Directors shall require the approval of the Supervisory Board apart from the cases for particular transactions or measures laid down by statute.

4.2.4.4 Württembergische Hypothekenbank AG

Württembergische Hypothekenbank ("WürttHyp") is an incorporation with its registered office in Stuttgart. WürttHyp has been entered into the commercial register of Stuttgart Local Court under Number HRB 103. The company's capital stock amounts to €33,477,600.00 and has been fully paid in. The capital stock is divided into 12,876,000 common bearer shares with a nominal value of €2.60 each (hereafter common shares). The shares of the company are currently being officially listed on the Stuttgart stock exchange (WKN: 812400 /ISIN: DE0008124009).

Following the merger of DIA GmbH and Hypo Real Estate Holding, Hypo Real Estate Holding holds a total of 9,767,489 shares of the company and therefore holds 75.86% of the company's capital stock.

The object of the WürttHyp is the operation of a mortgage bank pursuant to the provisions of the German Mortgage Bank Act.

Pursuant to the Articles of Association the Board of Managing Directors of WürttHyp consists of two or more persons. The number of members of the Board of Managing Directors shall be determined by the Supervisory Board. At the present time the Board of Managing Directors of WürttHyp is composed of three persons.

Pursuant to the Articles of Association, the Supervisory Board of WürttHyp has 12 members. The Supervisory Board has established rules of procedure, according to which the Board of Managing Directors shall require the approval of the Supervisory Board apart from the cases for particular transactions or measures laid down by statute. In accordance with the Corporate Governance Code, WürttHyp made its latest Declaration of Compliance on December 23, 2002, pursuant to § 161 of the German Stock Corporation Act (AktG).

4.3 Employees

At the time of the Spin-off, the Real Estate business segment employs 2,725 people. The new Hypo Real Estate Group will employ around 1,650 people. The staff are for the most part employed in the subsidiaries of DIA GmbH, so that these employees will be transferred to the new Hypo Real Estate Group as a result of the Spin-off and no changes at the level of individual contracts of employments will be necessary. This applies to employees at the following companies (number of employees excluding trainees as of December 31, 2002):

HRE	766 Employees
WestHyp	246 Employees
WürttHyp	179 Employees
FGH	159 Employees
HVB Real Estate Capital Ltd. London	56 Employees
HVB Real Estate Capital France S.A.	32 Employees
HVB Real Estate Capital Italia S.p.A.	7 Employees
HVB Real Estate Capital Iberia S.A.	9 Employees
HVB Bank Ireland	35 Employees
PBI	16 Employees
Total:	1,505 Employees

The commercial real estate financing business, which will not be spun-off, will no longer be operated actively in HVB AG, and the decentralised sales and marketing activities will be discontinued. A corresponding reduction in the number of staff by about 300 jobs has been negotiated with the staff representatives and will be implemented from April onwards. After discontinuing the Real Estate business segment, the employees in that area who are employed at HVB AG in Germany itself will for the most part remain in a separate organizational unit within the Business Area Germany, which will manage the existing portfolio.

There are also individuals who are employed in other domestic companies involved in the real estate business, but which are not affected by the Spin-off (HFS, iii, HVB Expertise). In addition, there are head office units of the former business segment which will be discontinued and whose employees will either remain in other functions at HVB AG or move to the Hypo Real Estate Group.

The human resources planning for the new Hypo Real Estate Group envisages approximately 1,650 jobs following the Spin-off.

Hypo Real Estate Holding is expected to employ about 25-30 staff. Essentially the following functions will be carried out: Group Corporate Office, including Communications and Investor Relations, Financial Statements/Taxes, Accounting, Planning/Controlling/Risk Controlling und Legal. It is envisaged that these positions will be filled by employees from the corresponding units of the shareholdings to be spun-off and/or from HVB AG.

The business model of Hypo Real Estate Bank International's foreign business assumes roughly the same number of staff who are currently employed in HVB Group's foreign business, most of whom work in the companies, which are assigned to the foreign business. About additional 85 employees will be employed in the headquarters in Ireland to build up several head office and treasury functions. Part of this expansion will involve transferring functions which have hitherto been carried out in Munich, while part will require new functions formerly performed by "Shared Services" at HVB AG. At locations where the staff are not employed in RECs but in the branch offices, the employees will be transferred from HVB AG to Hypo Real Estate Bank International. Thus, the local employees at the Stockholm branch will move, as will the staff at the New York office. The new office to be established in Munich will also employ staff from the former Real Estate segment. About 54 jobs are envisaged in the Munich branch office to carry out the following functions: Sales & Marketing Germany, Sales & Marketing CEE, Risk Management/Portfolio Administration.

The personnel planning at WürttHyp is not affected by the Spin-off, so that no major changes in the personnel structure are expected.

A reduction in staff is envisaged at HRE. In connection with the strategic reorganization, the decentralised sales and marketing activities will be discontinued and efforts made to slim down successively head office functions.

WestHyp will also be reducing decentralised sales and marketing activities in conjunction with the business change it has already decided, which will also lead to staff cutbacks.

Impact on the individual employee´s contract (*Individualrechtliche Auswirkungen*)

Since the employees of the Hypo Real Estate Group, the firm to be spun-off, work for the most part at companies already in existence, the contractual relations for these employees will not change. The employees who will move from HVB AG to existing units such as HRE will receive new contracts in accordance with the provisions of the group transfer, i.e. all rights and obligations in the currently existing contract of employment will be transferred. Those employees who will be transferred to Hypo Real Estate Holding will be treated correspondingly. In addition, there are a few employees of HVB AG who have been delegated to international units abroad. It is planned to terminate the inactive employment relationship with HVB AG at the time the Spin-off will be registered and to offer either a local contract or to establish a new contract with a delegating domestic company (see Section 6).

Since contracts of employment in the HVB Group are regulated at the level of the individual companies, these shall remain unchanged. No company transfer (as defined in § 613 a German Civil Code) shall take place since no change of company ownership will occur. The Spin-off has no influence on the protection against dismissal for the employees.

Legal impact on the employees as a whole (*Kollektivrechtliche Auswirkungen*)

The internal agreements in the individual companies remain unaffected by the Spin-off. This also applies to the employee representative bodies formed at the respective plant and company level.

The Spin-off has no impact on the definition of the plants. Plant agreements, which in the HVB Group are generally regulated at the level of the individual companies, shall remain unchanged. Works councils and plant agreements in the companies shall remain in effect.

Employee representation is organized in works councils, central works councils, the joint-management-employee economic committee, the Group´s works council and the Euro-Council (European works council), as well as in the spokesmen´s committee respectively, corporate speakers´ committee for managerial employees and the corporate spokesmen´s committee. Only the attachment of the group plant agreement to regulate the composition of the Group´s works council has to be amended. In the spun off Hypo Real Estate Group a new central works council and possibly also a new corporate spokesmen's committee and – if the conditions have been met – also a European works council will be established.

The Spin-off has no impact on the collective bargaining agreements.

Co-determination

The impact on the worker representation is explained in the Spin-off Plan under Section 8.

Change in Operation

No changes in operations shall occur as a result of the Spin-off.

4.4 Financial Position of the new HVB AG

4.4.1 Shareholders′ equity and capitalization

The subscribed capital of HVB AG will not change as a result of the Spin-off of DIA GmbH. Similarly, the reserves which according to law have been or must be formed will also remain unaffected by the Spin-off. As a result of the Spin-off, however, the shareholders′ equity of HVB AG will decline due to the reduction of the additional paid-in capital by €3,712 million to €14,038 million. The reduction corresponds largely to the share capital of the spun-off DIA GmbH.

As a result of the Spin-off of DIA GmbH, the profit participating rights capital of HVB AG will fall by €102 million to €409 million. Further details on this procedure can be found in the Spin-off Plan as well as the Explanations of the Spin-off Plan.

The changes will first have an effect on the financial statements of HVB AG or on the group financial statements of the HVB Group during the fiscal year ending on December 31, 2003, when the Spin-off takes effect in 2003 by entry in the commercial register of HVB AG and of Hypo Real Estate Holding.

4.4.2 Receivables and financial investments

In connection with the capital increase, which is required in the framework of bundling the shareholdings before the Spin-off under DIA GmbH, the receivables of HVB AG will be reduced from €251,806 million by €2,494 million to €249,312 million. The position "Investments in subsidiaries" increases by a corresponding amount of €2,494 million to €15,245 million. As a result of the Spin-off of the DIA GmbH shareholdings, the position will be reduced again by €3,712 million.

In addition, the receivables of HVB AG increase due to the refinancing lines drawn upon by Hypo Real Estate Bank Germany and Hypo Real Estate Bank International (see Section 3.3).

Due to the necessary provision of funds to Hypo Real Estate Holding in the form of profit participating rights capital as a result of the Spin-off of DIA GmbH, the cash reserves of HVB AG will be reduced by €102 million.

4.5 Financial position of the future Hypo Real Estate Holding

4.5.1 Shareholders′ equity and capitalization

In the framework of the corporate restructuring and establishment of Hypo Real Estate Group, DIA GmbH will be funded with a shareholders′ equity of €3,712 million before the Spin-off from HVB AG. Following the Spin-off, HVB AG will not have any shareholding in Hypo Real Estate Holding since the shares of Hypo Real Estate Holding will be granted to the shareholders of HVB AG.

The subscribed capital of Hypo Real Estate Holding AG will amount to €402 million. The additional paid-in capital of Hypo Real Estate Holding in the amount of €3,310 million results from the balance of the shareholding in DIA GmbH which was spun off to Hypo Real Estate Holding and the subscribed capital recognized in the accounts.

As a result of the Spin-off, profit participating rights capital of €102 million arise at Hypo Real Estate Holding (see Section 6 "Explanations of the Spin-off Plan" for the details).

4.5.2 Receivables, financial investments and liabilities

After the merger of DIA GmbH and the Hypo Real Estate Holding has been completed, whereupon the Hypo Real Estate Group will have been fully and successfully established, a loan liability vis-à-vis HVB AG corresponding to the receivable of HVB AG arises at Hypo Real Estate Holding in the amount of €200 million.

An amount of €207 million has been posted to the position "Placements with, and loans and advances to, other banks."

The shareholdings in the Hypo Real Estate Bank (and also the investments in WestHyp, in the case that the further steps considered regarding WestHyp are not implemented), Hypo Real Estate Bank International and WürttHyp, as well as shareholdings in PBI GmbH, are carried on the balance sheet under the position "Investments in subsidiaries" in the amount of €3,807 million.

Following the successful Spin-off, HVB AG will make credit lines for refinancing purposes available to the Hypo Real Estate Holding's subsidiaries, the Hypo Real Estate Bank and Hypo Real Estate Bank International (see Section 3.3).

4.5.3 Ring-fencing

In addition to an adequate capitalization, HVB AG also assumes a commitment to HRE – one of the three operating units of the future Hypo Real Estate Group – and in junior rank to WestHyp for their credit risks of the loan portfolios. Annual net losses up to a maximum of €590 million in 2003 and 2004 will be offset in so far as they have been caused by the formed specific loan-loss provisions. This commitment serves to cushion the impact of risks arising from the loan portfolio which have not yet been recognized.

5 ACCOUNTING, TAX AND REGULATORY EFFECTS OF THE SPIN-OFF

5.1 Accounting effects of the Spin-off

5.1.1 HVB AG and Hypo Real Estate Holding balance sheets

Prior to the Spin-off leading to the formation of Hypo Real Estate Holding, all of the domestic and foreign companies that will belong to the future Hypo Real Estate Group will be brought under the roof of DIA GmbH. After spinning off DIA GmbH into the newly formed Hypo Real Estate Holding, the latter will function as the holding company. In a further step, DIA GmbH will be merged into Hypo Real Estate Holding, so that the latter will directly hold the shares in Hypo Real Estate Bank International, Württembergische Hypothekenbank AG and HVB Real Estate Bank AG (and of WestHyp in so far as the additional steps being considered in respect of this bank are not implemented).

The tables below show all of the accounting effects of the Spin-off and of the following merger. HVB AG's financial statements for 2002 do not yet show all of the legal restructuring and related transactions. Therefore, in the section on "Effects on the HVB AG balance sheet (German Commercial Code)", a pro-forma HVB AG balance sheet can be found in the second column which shows the changes to the HVB AG balance sheet as of December 31, 2002 after the necessary measures have been implemented. The DIA GmbH balance sheet as of December 31, 2002 also only partially shows the structural changes foreseen prior to the Spin-off. That is why a pro-forma balance sheet for DIA GmbH showing the situation prior to the Spin-off is also displayed.

The table below does not take into account the proposed transfer of the Foreign Portfolio as this is not formally part of the Spin-off.

With the exception of the data relating to "HVB AG 31.12.2002", these figures have not been audited by an independent auditor.

Effects on the HVB AG balance sheet (German Commercial Code):

(€ millions)

Balance sheet item	HVB AG 31.12.2002	Pro forma: HVB AG prior to Spin-off 31.12.2002	Spin-off leading to formation of Hypo Real Estate Holding (at book values)	Effects from adjusting the profit participating rights capital of HVB AG	Pro forma HVB AG 1.1.2003 after Spin-off
Cash reserve	1,998	1,998		-102	1,896
Bank and non-bank receivables	251,806	249,312			249,312
Bonds and other fixed-interest securities	56,233	56,233			56,233
Investments	1,706	1,706			1,706
Investments in subsidiaries	12,751	15,245	- 3,712		11,533
Other assets	18,574	18,574			18,574
Total assets	**343,068**	**343,068**	**- 3,712**	**-102**	**339,254**
Due to banks	99,677	99,677			99,677
Amounts owed to other depositors and promissory notes and other liabilities evidenced by paper	203,880	203,880			203,880
Profit participating certificates outstanding	511	511		-102	409
Equity	**17,750**	**17,750**	**- 3,712**		**14,038**
a) Subscribed capital	1,609	1,609			1,609
of which:					
521,735,101* shares of common bearer stock	1,565	1,565			1,565
14.553.600 shares of registered non-voting preferred stock	44	44			44
b) Additional paid-in capital	13,273	13,273	- 3,712		9,561
c) Retained earnings	2,868	2,868			2,868
d) Net profit for the year	0	0			0
Other liabilities	21,250	21,250			21,250
Total liabilities	**343,068**	**343,068**	**- 3,712**	**-102**	**339,254**

* Prior to decrease of capital by 1 common bearer share.

Hypo Real Estate Holding balance sheet (German Commercial Code) (incl. DIA GmbH)

With the exception of the data in the column "DIA GmbH, DIA GmbH balance sheet as of December 31, 2002", these figures have not been audited by an independent auditor.

(€ millions)

	DIA GmbH		Hypo Real Estate Holding AG			
Balance sheet item	**DIA GmbH balance sheet as of 31.12.2002**	**Pro-forma balance sheet prior to DIA GmbH Spin-off**	**Effect of the Spin-off (=opening balance sheet)**	**Effects from adjusting the profit participating rights capital at HVB AG**	**Effects caused by merger of DIA GmbH into Hypo Real Estate Holding**	**Pro forma: Hypo Real Estate Holding**
Investments in subsidiaries	716	3,807	3,712		+ 95	3,807
Credit balances at banks		105		+102	+ 105	207
Total assets	**716**	**3,912**	**3,712**	**+102**	**+ 200**	**4,014**
Equity	**>0**	**3,712**	**3,712**			**3,712**
a) Subscribed capital	>0	>0	402			402
of which:						
130,433,775 shares of common bearer stock			391			391
3,638,400 shares of registered non-voting preferred stock			11			11
b) Additional paid-in capital		3,712	3,310			3,310
Profit participating certificates outstanding				+102		102
Due to banks	716	200			+ 200	200
Total liabilities	**716**	**3,912**	**3,712**	**+102**	**+ 200**	**4,014**

5.1.2 Notes on the balance sheets and the reconciliation adjustments

HVB AG

The shares in DIA GmbH that are to be spun off will be transferred at book value under commercial law and at their market value under tax law.

As a result of the Spin-off, the additional paid-in capital forming part of HVB AG's equity will be reduced by €3,712 million to €9,561 million.

As explained in the explanation of the Spin-off Plan in Section 6, shares in domestic and foreign companies will be transferred to DIA GmbH before the Spin-off by means of sale or of contribution.

The "investments in subsidiaries" rise by a net amount of €2,494 million as a result of the capital increases of DIA GmbH due to the transfers. The debt of HVB AG is reduced correspondingly. The list of directly and indirectly held shareholdings that are to be spun off may be found in Annex 1. The transfers are effected in HVB AG's and DIA GmbH's commercial and tax balance sheets partially at book and partially at market value. The transfers do not trigger any profit tax burden (see Section 5.2). As a result of the Spin-off, the "investments in subsidiaries" fall in turn by €3,712 million to €11,533 million.

As a result of the Spin-off of DIA GmbH, HVB AG's profit participating certificates outstanding will fall by €102 million to €409 million. The cash reserve decreases correspondingly by €102 million to €1,896 million. Further details on this process may be found in the Spin-off Plan as well as in the "Explanation of the Spin-off Plan" in Section 6.

Hypo Real Estate Holding

Under commercial law, Hypo Real Estate Holding will carry the shares in DIA GmbH until the following merger at HVB AG's book value prior to the Spin-off (according to tax law at market value). Once the merger is completed, the "investments in subsidiaries" increase by €95 million to €3,807 million. Moreover, the balance sheet after the merger will show liabilities "deposits from other banks" of €200 million.

Hypo Real Estate Holding's subscribed capital will be set at such a level that in the context of the Spin off HVB AG shareholders can be granted shares of Hypo Real Estate Holding in the ratio of 4:1. Upon allocation of the Hypo Real Estate Holding shares to HVB AG shareholders, the ratio of the number of common bearer shares to preferred shares will correspond to the ratio of the number of HVB AG's common bearer shares to preferred shares at the time of the Spin-off. Hypo Real Estate Holding's subscribed capital amounts to a total of €402 million.

The amount in the additional paid-in capital results from the balance of the book value of the spun off holding in DIA GmbH less the amount shown as subscribed capital, leading to a value of €3,310 million.

Analogous to the adjustment to HVB's profit participating certificates outstanding to reflect the Spin-off, there is an addition to Hypo Real Estate Holding's profit participating rights

capital amounting to €102 million. Credit balances at banks rise correspondingly by €102 million.

5.1.3 Effects of the retrospective nature of the Spin-off

The retrospective commercial effect as of January 1, 2003, happens upon the entry in HVB AG's commercial register.

All transactions affecting the spun off portion of assets will be undertaken from January 1, 2003, onwards by HVB AG for the account of Hypo Real Estate Holding. After the Spin-off takes effect, HVB AG will either debit or credit the balance of all the income and expense items that it has booked for account of Hypo Real Estate Holding.

HVB AG will also calculate and debit or credit the balance of income and expense items arising from the transfer of HVB's portfolios of foreign loans as of January 1, 2003.

The spin off alters neither HVB AG's own nor the consolidated financial statements for the fiscal year 2002.

5.2 Tax effects of the Spin-off

The following presentation of the tax effects of the Spin-off is only a summary and cannot take account of the circumstances of individual shareholders. It is restricted to the tax situation under German law at the time of printing. There is no explanation of the consequences under foreign tax law or of the effects of applicable double taxation treaties.

The draft version of the Act passed by the Lower House of the German Parliament (*Bundestag*) on February 21, 2003 on the reduction of tax privileges and exemptions (Tax Privilege Reduction Act) foresaw tax changes that would have had significant effects on the proposed Spin-off. Owing to the differing majorities in the Upper and Lower Houses (*Bundestag und Bundesrat*), it is not possible at this time to predict if there will be any changes to the tax laws relevant to the proposed Spin-off arising in the course of the legislative process of the Tax Privilege Reduction Act or from initiatives to propose new laws. For possible consequences of new tax regulations for shareholders' taxes see Section 5.2.3 The following discussion can therefore only be made on the basis of the currently prevailing legal situation.

5.2.1 Tax effects at HVB AG

Income taxes

In the course of the Spin-off, HVB AG's 100% holding in DIA GmbH is transferred to Hypo Real Estate Holding AG. The effective date of the transfer for tax purposes according to § 2.1 of the German Reorganisation Tax Act is December 31, 2002, i.e. the income and assets of the transferor, HVB AG, and the transferee, Hypo Real Estate Holding AG, have to be assessed as if the assets to be spun off from HVB AG had passed to Hypo Real Estate Holding AG at midnight on December 31, 2002. Should the variable effective date condition under Section 11 of the Spin-off Plan takes effect, the effective date of transfer for tax purposes would automatically delay.

The right to choose pertaining to the legal transferor, HVB AG, in respect of setting the book value of the assets to be spun off in the transferring balance sheet and in the receiving balance sheet of the legal transferee ceases to be effective retrospectively in accordance with § 15.3 of the German Reorganisation Tax Act, if shares in HVB AG and/or Hypo Real Estate Holding AG, the market value of which before the Spin-off made up more than 20% of the market value of all the shares in HVB AG before the Spin-off are transferred within five years of the effective date of the transfer for tax purposes. In such an event, the value of the whole of the assets originally made over to the legal transferee has to be set at the market value. In the case of the listed companies, HVB AG and Hypo Real Estate Holding AG, sales of this size cannot be excluded so that, in HVB AG's opinion, it has to be assumed the right to choose the book value will cease to be effective retrospectively in accordance with § 15.3 of the German Reorganisation Tax Act. For this reason, HVB AG will set the value of the assets to be spun off in the closing tax balance sheet at their market value. Hidden reserves thus revealed in the 100% holding in DIA GmbH that is due to be spun off are, according to an as yet unpublished letter from the German Ministry of Finance concerning § 8b.2 of the German Corporation Tax Act, not subject to corporation and trade taxes.

The transfers of holdings that have been made and/ or are still to be made in preparation for the Spin-off do not trigger any income tax burden.

The assets remaining with HVB AG will continue to be carried at book value.

The outstanding corporate and trade tax loss carry-forward at HVB AG amounting to around €1.7 billion each as of December 31, 2002 (still subject to final assessment) has to be split up in accordance with §§ 15.4 and 19.2 of the German Reorganisation Tax Act between HVB AG and Hypo Real Estate Holding AG in the ratio of the fair market values of the assets to be spun off and of the assets existing at HVB AG prior to the Spin-off. The benchmark for the split is the ratio of the net asset value of the assets to be spun off to the net asset value of the whole of HVB AG prior to the Spin-off. According to a valuation by HVB AG at the time of the Spin-off report, this would leave 77% of the loss carry-forward with HVB AG with the remaining 23% being transferred to Hypo Real Estate Holding AG.

For tax purposes, all of the outstanding amounts on the tax deposit account, the corporation tax credit in accordance with § 37 of the German Corporation Tax Act and the exempt portion in accordance with § 38 of the German Corporation Tax Act (formerly EK 02) at HVB AG have to be split up and allocated pro rata to HVB AG and Hypo Real Estate Holding AG at midnight on the effective transfer date for tax purposes (§§ 29.3, 40.2 of the German Corporation Tax Act). The basis for this split is the ratio of the net asset values, analogous to the split of the loss carry-forward.

Transaction taxes

The Spin-off is not subject to VAT.

The Spin-off process does not itself trigger any property transfer taxes. The transfers preceding the Spin-off will result in property transfer taxes amounting to around €0.3 million.

5.2.2 Tax effects at Hypo Real Estate Group

Tax effects at Hypo Real Estate Holding AG

Hypo Real Estate Holding AG undertakes the fair market values (*Verkehrswert*) set by HVB AG in the transferring tax balance sheet on the date of transfer into its own tax balance sheet (§ 15.1 together with §§ 12.1, 4.1 of the German Reorganisation Tax Act). In relation to the assets it takes over, Hypo Real Estate Holding AG effectively becomes HVB AG's legal successor with regard to tax matters.

The Spin-off does not trigger any income tax burden for Hypo Real Estate Holding AG.

The outstanding corporate and trade tax loss carry-forward at HVB AG on the effective date of transfer is made over pro rata to Hypo Real Estate Holding AG in accordance with the basis for such an allocation outlined in Section 5.2.1.

However, it should be noted that §§ 15.1 and 12.3 of the German Reorganisation Tax Act make it a condition for the transfer of the loss carry-forward to Hypo Real Estate Holding AG that the business that caused the loss continues to exist beyond the effective Spin-off date for tax purposes on a comparable scale in relation to the overall economic picture for a period of five years. This remains valid if the business that caused the loss remains with HVB AG.

Regarding the use of the loss carry-forward thus transferred to Hypo Real Estate Holding AG, the restrictions laid out in § 8.4 of the German Corporation Tax Act also have to be observed. According to current legal opinion, § 8.4 of the German Corporation Tax Act foresees a transfer of more than 50% of the shares in Hypo Real Estate Holding AG and an allocation of mainly new operating assets leading to a cancellation of the loss carry-forward. Particularly as a result of Hypo Real Estate Holding AG's listing, transfers of more than 50% of the shares – including series of transactions – cannot be excluded so that, in the event of an allocation to mainly new operating assets, the loss carry-forward could be cancelled.

According to current legal opinion, income received by Hypo Real Estate Holding AG as a result of dividend distributions by it subsidiaries – with the exception of the flat taxation of 5% of foreign dividends in accordance with § 8 b.5 of the German Corporation Tax Act – are tax-free. Usage of the tax-loss-carry-forward is thus only possible to a limited degree in so far as Hypo Real Estate Holding AG has no other taxable income (e.g. from providing services and granting loans) against which it can set off the loss carry-forwards.

Concerning the split of HVB AG's tax deposit account, its corporation tax credit in accordance with § 37 of the German Corporation Tax Act and the exempt portion in accordance with § 38 of the German Corporation Tax Act (formerly EK 02) between HVB AG and Hypo Real Estate Holding AG please refer to Section 5.2.1.

Effects on Hypo Real Estate Bank AG

There is a corporate and trade tax loss carry-forward at Hypo Real Estate Bank AG in Germany as of December 31, 2002, (subject to final assessment) of around €200 million each. There is a risk that the Spin-off, including all of the restructuring of Hypo Real Estate Bank connected with the Spin-off, could lead to a so-called damaging change of ownership as defined in § 8.4 of the German Corporation Tax Act. In the event of a later allocation of

mainly new operating assets, there is therefore a risk that the loss carry-forward still outstanding at that time could be cancelled.

5.2.3 Tax effects on shareholders

The following presentation of the taxation of shareholders based on currently prevailing tax regulations is no substitute for tax advice that takes account of the personal situation of individual shareholders. It is not certain that the tax authorities will share HVB AG's tax related opinions. We recommend that all shareholders take tax advice in respect of their own individual situation. This is particularly valid for shareholders resident outside Germany.

The Spin-off does not trigger any capital gains tax for HVB AG shareholders. In accordance with § 15.1 together with § 13 of the German Reorganisation Tax Act, the Spin-off process basically has no tax effects for the shareholders of the legal transferor.

In so far as the shares form part of operating assets under tax considerations, the previous book values of the HVB AG shares for tax purposes (§§ 15.1 and 13.1 of the German Reorganisation Tax Act) are to be allocated to HVB AG shares and the newly created shares in Hypo Real Estate Holding AG after the Spin-off has taken effect. The benchmark for the allocation of HVB AG's tax loss carry-forward described in Section 5.2.1 can be used analogously for this purpose. Hypo Real Estate Holding AG's shares are considered acquired at proportionate book value attributed to them (§§ 15.1 and 13.1 of the German Reorganisation Tax Act). Any later sale of these Hypo Real Estate Holding shares is subject to the general rules pertaining to the sale of shares in incorporations (currently exempt from tax in principle according to § 8 b.2 of the German Corporation Tax Act or taxable on the basis of the application of the new 50% procedure (*Halbeinkünfteverfahren*) in accordance with § 3, no. 40 of the German Income Tax Act).

In so far as the HVB AG shares are held privately for tax purposes, the Spin-off triggers a 12-month waiting period for the private disposal of the new Hypo Real Estate Holding AG shares as defined in § 23 of the German Income Tax Act, regardless of the time when the HVB AG shares were originally acquired. According to the current view of the tax authorities, the waiting period begins on the effective date of transfer for tax purposes. According to the draft of a letter from the German Ministry of Finance concerning § 23 of the German Income Tax Act, however, the waiting period begins on the date of the decision to do the Spin-off. A change in the tax authorities' current view cannot be ruled out.

The course of the waiting periods for tax purposes relating to the sale of HVB AG shares remains unaffected by the Spin-off.

If the term for private sales of HVB AG shares held until now has not yet expired, the acquisition costs for tax purposes of the HVB AG shares have to be split according to §§ 15. 1, 13.2 of the German Reorganisation Tax Act between the HVB AG shares and the Hypo Real Estate Holding AG shares after the Spin-off has become effective (in line with the benchmark described in Section 5.2.1 for the allocation of HVB AG's loss carry-forward).

If the waiting period for private sales of HVB AG shares held until now has expired, the tax authorities consider that the general rules for exchange procedures (*Tauschvorgänge*) apply. The acquisition costs for the shares in Hypo Real Estate Holding AG will then be assessed in proportion to the pro rata fair market value (*Gemeiner Wert*) of the shares in HVB AG (in line with the benchmark described in Section 5.2.1). According to the tax authorities' current

view, the valid fair market value (*Gemeiner Wert*) for this procedure will be that prevailing on the effective date of transfer for tax purposes. According to the above-mentioned draft of a letter from the German Ministry of Finance concerning § 23 of the German Income Tax Act, however, the basis should be the date of the decision to pursue the Spin-off and the original acquisition costs. Therefore, a change in the tax authorities' current view cannot be ruled out.

If there is a holding in HVB AG as defined in § 17 of the German Income Tax Act, the shares acquired in Hypo Real Estate Holding AG – regardless of the level of the holding in Hypo Real Estate Holding AG – also count as shares as defined in § 17 of the German Income Tax Act (§§ 15.1 and 13.2 of the German Reorganisation Tax Act).

A profit arising from the sale of Hypo Real Estate Holding AG shares within the waiting period for private sales and/or the sale of Hypo Real Estate Holding AG shares that count as shares as defined in Sec. 17 of the Income Tax Act will be subject under current law to the 50% ruling.

According to the regulations in the German Tax Privilege Reduction Act, the taxation of private capital gains shall (regardless of holding terms) be subject to a flat rate of taxation. All shareholders should take tax advice on these issues.

If shares in HVB AG are encumbered with a so-called blocking amount as defined in § 50c of the German Income Tax Act taken together with § 52.59 of the German Income Tax Act, this amount is transferred pro rata (in line with the benchmark described in Section 5.2.1) to the shares received in Hypo Real Estate Holding AG (§§ 15.1 and 13.4 of the German Reorganisation Tax Act).

In so far as HVB shares are in the possession of non-resident taxpayers or others not fully liable to German taxation and are not blocked for tax reasons, the Spin-off does not trigger any taxation in Germany for these shareholders. Whether or not taxable gains or income are realised abroad will have to be checked in each individual case in accordance with the relevant regulations prevailing there.

If, in the allocation of shares, shareholders receive so-called partial rights to shares in Hypo Real Estate Holding AG and if they sell these partial rights in the course of the settlement of fractional amounts, HVB AG considers that this procedure should be treated for tax purposes as a sale of Hypo Real Estate Holding AG shares.

5.3 Regulatory effects of the Spin-off

Hypo Real Estate Holding is a financial holding company as defined in § 1.3a of the German Banking Act (*Kreditwesengesetz*) and therefore a financial company as defined in § 1. 3 of the German Banking Act. As such, § 10a of the German Banking Act requires it to produce a consolidated regulatory notification. Hypo Real Estate Bank International, as parent company of the foreign entities, is itself a partial group for regulatory purposes and, moreover, subject to supervision by the Irish banking regulatory authorities.

As of today, these are the pro-forma ratios:

Company	Core capital ratio (according to BIS)	Equity funds ratio
Hypo Real Estate Holding (Group)	7.0%	9.9%
Hypo Real Estate Bank International (Group)	8.5%	9.2%
WürttHyp	6.75%	11.0%
Hypo Real Estate Bank in Deutschland (Group)	7.0%	10.4%

6 EXPLANATION OF THE SPIN-OFF PLAN

PREAMBLE

The Board of Managing Directors and Supervisory Board of HVB AG have decided that its commercial real estate financing business should in the future be operated by a new, independent corporate group acting independently of HVB AG on the market, and no longer within the HVB Group. The commercial real estate financing business to be transferred accordingly comprises all domestic and foreign holdings of HVB AG concentrating on the real estate finance business with professional customers, such as developers, real estate investors, and housing associations, and the existing portfolio of corresponding real estate loans of HVB AG outside Germany (with the exception of the existing portfolio in the United States). Not being transferred, however, is the existing domestic portfolio, consisting of the loan portfolio with professional real estate customers in Germany. The private real estate finance business remains with HVB AG, and will continue to be operated by the transferring company.

The main component of this transaction is the Spin-off of the shareholding held by HVB AG, in which the commercial real estate financing business defined above that is to be spun off is mainly conducted. Legally speaking, this will consist of spinning off HVB AG's shareholding in DIA GmbH, which will hold the commercial real estate business shareholdings when the Spin-off takes effect. The basis of this is the present Spin-off Plan, which the Board of Managing Directors of HVB AG is submitting to the Annual General Meeting of HVB AG for approval.

6.1 Transferring Company (Section 1 of Spin-off Plan)

HVB AG, with its registered office in Munich, has a capital stock of €1,608,866,103.00, divided into 521,735,101 no par shares in the form of common bearer stock and 14,553,600 no par shares in the form of registered non-voting preferred stock.

Before the Spin-off takes effect, HVB AG will reduce its capital stock to €1,608,866,100.00 by calling in one common bearer share by way of a simplified capital reduction pursuant to § 237 (3) of the German Stock Corporation Act (*Aktiengesetz, AktG*); when the capital reduction takes effect, the capital stock will be divided into 521,735,100 no par share in the form of common bearer stock (€1,565,205,300.00) and 14,553,600 no par share in the form of registered non-voting preferred stock (€43,660,800.00).

In a Spin-off for the purpose of forming a new company (*Abspaltung zur Neugründung*), the receiving company ("transferee") is not existing until the Spin-off has been entered into the commercial register. In this case, as opposed to a Spin-off for the purpose of a takeover (*Abspaltung zur Aufnahme*), the conclusion of a Spin-off agreement is not possible. Instead, the German Company Transformation Act (*Umwandlungsgesetz, UmwG*) provides for a Spin-off Plan rather than a Spin-off and takeover agreement in the event of a Spin-off for the purpose of setting up a new company. This plan is set up by the transferring company only and submitted for approval to the transferring company's shareholders at the company's Annual General Meeting of Shareholders.

6.2 Spin-off to Form a New Company (Section 2 of Spin-off Plan)

By way of the Spin-off, HVB AG as the transferring company is transferring the portion of its assets held at the time of the Spin-off as specified in the Spin-off Plan, and specifically in Section 4 of the Plan, as a whole by way of partial universal succession to Hypo Real Estate Holding to be formed by it through the Spin-off. Hypo Real Estate Holding will thereby become a partial universal successor to HVB AG. As HVB AG shareholders will be granted the shares in Hypo Real Estate Holding in proportion to the previous shareholding held by these shareholders in HVB AG (proportion-retaining spin-off to form a new company), the proportion of the respective shareholdings of the shareholders will be maintained. This is why a valuation of the enterprise is not necessary.

Hypo Real Estate Holding's Articles of Association are outlined under Section 4.2.1.

6.3 Spin-off Date, Final Balance Sheet (Section 3 of Spin-off Plan)

The Spin-off will be based on a final balance sheet as of December 31, 2002, audited by HVB AG's Independent Auditor, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft.

From the start of January 1, 2003, 00:00 hours (the Spin-off date pursuant to § 126 par. 1 No. 6 and § 135 par. 1 UmwG), all activities and transactions of HVB AG relating to the assets to be spun off are deemed to be undertaken on behalf of Hypo Real Estate Holding. This means that the effects of the Spin-off as per Section 4 of the Spin-off Plan relate, in internal relations between HVB AG and Hypo Real Estate Holding, to January 1, 2003, insofar as there is no change in the Spin-off date (see Spin-off Plan Section 10). How this retroactive effect is to be dealt with in the balance sheet is described in this report at Section 5.1.3. HVB AG will disclose the assets to be spun off in its final commercial balance sheet at the carrying amount and in its transfer tax balance sheet at the going-concern value. Hypo Real Estate Holding will disclose the assets to be spun off at the carrying amount in its commercial accounts and at the going-concern value in its tax accounts (see Section 5.2 of this report for the fiscal consequences).

6.4 Assets to be Spun Off (Section 4 of Spin-off Plan)

Section 4 describes the Spin-off object, the assets to be spun off and, in Annex 4.4-1, the transaction steps that have yet to be taken to transfer the commercial real estate financing business to the Hypo Real Estate Group after the Spin-off of HVB AG's shareholding in DIA GmbH.

6.4.1 DIA GmbH as Spin-off Object (Sections 4.1 and 4.2 of Spin-off Plan)

The assets to be spun off consist of all shareholdings in DIA GmbH existing when the Spin-off takes effect and held by HVB AG as sole shareholder of DIA GmbH. These shareholdings in DIA GmbH are the Spin-off object.

The capital stock of DIA GmbH, with its registered office in Munich, totaled when the Spin-off Plan was set up to a nominal €26,000 in share capital, consisting of a shareholding in the amount of the capital stock held by HVB AG. DIA GmbH's shareholders' meeting has decided to increase the capital stock of DIA GmbH to a

nominal €100,000 by way of a capital increase against contribution-in-kind. The new shareholding totaling a nominal €74,000 was assumed by HVB AG against the contribution of its shareholding in HRE. The filing of the capital increase against contribution-in-kind will take place shortly. Hence the Spin-off object comprises two fully paid-in shareholdings in DIA GmbH of nominal €26,000 and €74,000. After contributing its HRE shareholdings in kind, HVB AG continues to be DIA GmbH's sole shareholder.

DIA GmbH was founded in 1994. In the years that followed it held shares in listed German companies. DIA GmbH conducts no banking business of its own.

The Spin-off of all shareholdings in DIA GmbH held by HVB AG at the time the Spin-off takes effect to the newly to be founded Hypo Real Estate Holding includes entitlement to a share of profits as of January 1, 2003. DIA GmbH's entitlement to a share of profits from the shareholding it holds continues unchanged. Viewed at Group level, these profits will as of January 1, 2003 be earned by the Hypo Real Estate Group and no longer by the HVB Group. The same applies accordingly to all profit share entitlements arising from shareholdings held by DIA GmbH subsidiaries, extending thereby from subsidiaries to sub-subsidiaries.

6.4.2 Completion Date (Section 4.3 of Spin-off Plan)

The Spin-off will take legal effect with the HVB AG's commercial register entry as the transferor (§§ 130, 131, 135 UmwG).

6.4.3 Changes within the Spin-off Object prior to the Spin-off taking legal effect (Section 4.4 of the Spin-off Plan, Annex 4.4-1)

In spinning off its shareholding in DIA GmbH, HVB AG is also spinning off all shareholdings held by DIA GmbH at the time the Spin-off is entered into the commercial register, without there being any need for separate transfer. DIA GmbH functions accordingly as a "Spin-off vehicle."

The line-up of shareholdings held by DIA GmbH largely corresponds to the future target structure of the Hypo Real Estate Group. By the time the Spin-off Plan was set up by HVB AG's Board of Managing Directors it had not been possible, however, to transfer all the shareholding that are to be transferred to their intended position within the future Hypo Real Estate Group.

Annex 4.4-1 to the Spin-off Plan shows which companies were owned by DIA GmbH at the time the plan was set up and which companies were owned by their subsidiaries at that time. This structure is described in Annex 4.4-1 as the "structure at the time of the set up of the Spin-off Plan."

Annex 4.4-1 also describes the transaction steps planned for the time after the set up of the Spin-off Plan. It distinguishes between transaction steps that are *necessary* and those that are *under consideration*. The *necessary transaction steps* each form part of the Spin-off resolution to be approved by HVB AG's Annual General Meeting of Shareholders and must therefore, having been approved by the General Meeting of Shareholders, be implemented in time for the Spin-off's entry into the commercial

register. The Board of Managing Directors is accordingly instructed by the General Meeting of Shareholders' Spin-off resolution only to submit the Spin-off for entry into the commercial register of HVB AG once the *necessary transaction steps* as per Annex 4.4-1 have been undertaken.

The *transactions under consideration* are being considered to optimize Hypo Real Estate Holding's target group structure, but are not essential for the implementation and the commercial success of the entire Spin-off. These measures are outlined to shareholders solely for purposes of information. They are neither a precondition for the Spin-off nor a basis of the resolution adopted by the of the HVB AG shareholders, so they are not a precondition for entry of the Spin-off into the commercial register. Legally speaking, only the shareholdings in DIA GmbH are the object of the Spin-off.

- **DIA GmbH (No. 1 in Annex 4.4-1)**

For DIA GmbH's previous business activity, see Section 2.3.2 of this report.

Structure at the time of the set up of the Spin-off Plan

At the time the Spin-off Plan is being set up, DIA GmbH held the shareholdings listed below insofar as they are listed there as DIA GmbH shareholdings under the heading "Structure at the time of the set up of the Spin-off Plan".

Transactions under consideration

As DIA GmbH will not have any independent function or significance in the future Hypo Real Estate Group, consideration is being given to merging it with Hypo Real Estate Holding after the Spin-off takes effect by entry into the commercial register. The time for the merger, and especially its taking effect by entry into the commercial register of Hypo Real Estate Holding, will depend, for one, on when the Spin-off is entered into the commercial register and, for another, on whether Hypo Real Estate Holding requires the approval of its General Meeting of Shareholders for the merger. § 62 UmwG says that when the legal entity that is conducting the takeover owns 90% of the share capital or capital stock of the transferring legal entity that is being taken over, a general meeting of shareholders' in the legal entity that is conducting the takeover is unnecessary unless shareholders in that legal entity who between them account for the twentieth part of the company's capital stock call for a General Meeting of Shareholders to be held to rule on the merger. HVB AG's Board of Managing Directors considers this unlikely because no economic reasons are apparent for not going ahead with the merger. The merger would, indeed, seem to enhance cost-efficient and more streamlined group organization, and that is therefore in the interest of shareholders and investors.

- **HVB Real Estate Bank Aktiengesellschaft (No. 2 in Annex 4.4-1)**

HVB Real Estate Bank Aktiengesellschaft (hereinafter referred to as "HRE"), with its registered office in Munich, resulted from the merger of Nürnberger Hypothekenbank AG, Nuremberg, and Süddeutsche Bodencreditbank AG, Munich, with Bayerische Handelsbank AG, Munich, and has since then operated as HRE. Bayerische Handelsbank AG was founded in 1869. The merger took place in 2001.

As a result of its mixed bank privilege, HRE is entitled to conduct both banking and mortgage business. By the terms of its articles of association it is entitled to conduct banking and commercial business of all kinds.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, HVB AG placed 96.91% of the HRE shares in DIA GmbH by way of a capital increase against contribution-in-kind. At the time of the set up of the Spin-off Plan, the capital increase against contribution-in-kind and the contribution had already been notarized, the 50,363,661 shares had been transferred and the capital increase against contribution-in-kind had been carried out to the commercial register for entry. The entry into the commercial register of DIA GmbH that is the precondition for the capital increase against contribution-in-kind to take effect has not yet been performed. Efficacy of the transfer of the 50,363,661 HRE shares to DIA GmbH does not depend on a commercial register entry of the capital increase, however.

Squeeze-out

At the time of the set up of the Spin-off Plan, DIA GmbH is also preparing a procedure to squeeze out the minority shareholders of HRE pursuant to §§ 327 a et seq. of the German Stock Corporation Act (*AktG*) to acquire, in the final analysis, 100% of HRE. It will go ahead with the squeeze-out as soon as the contribution and the capital increase against contribution-in-kind have taken effect and it has become HRE´s main shareholder.

DIA GmbH as HRE´s main shareholder will demand at the HRE Annual General Meeting of Shareholders on May 26, 2003 approval of a resolution to transfer minority shareholders´ shares accordingly in return for an appropriate cash price that it will set. A squeeze-out of minority shareholders will not take effect until it is entered into HRE´s commercial register. Delays might occur if the annual general meeting´s resolution were challenged by HRE´s shareholders. Entry into the commercial register might still be possible despite an appeal, if the court were to find that the appeal was inadmissible or clearly unfounded, or if it freely found that entry of the squeeze-out had priority given the seriousness of the alleged violation of law that was the subject of appeal to avert material disadvantages for the company and its shareholders as claimed by the plaintiff. The same legal considerations therefore apply as to a legal action to secure a go-ahead for the Spin-off itself (see Section 2.3.3 of this report).

If the squeeze-out were not entered into the commercial register until after entry of the Spin-off and the merger of DIA GmbH with Hypo Real Estate Holding, that would still not affect to implement the transfer resolution adopted by HRE´s Annual General Meeting of Shareholders. Once the merger of DIA GmbH with Hypo Real Estate Holding took effect, Hypo Real Estate Holding would by right of universal succession become a main shareholder in HRE and thereby take DIA GmbH´s place in the squeeze-out. A further consequence is that Hypo Real Estate Holding would then acquire the 100% shareholding directly in place of DIA GmbH.

DIA GmbH conducting the squeeze-out does not constitute a *necessary transaction step,* however, and therefore is not a precondition for the Spin-off or for it to be filed to the commercial register for entry.

Necessary transaction steps

HVB AG's capital increase against contribution-in-kind by contributing its holding in HRE must be entered into DIA GmbH's commercial register before the Spin-off takes effect.

Transactions under consideration

HRE is to change its legal name to Hypo Real Estate Bank AG. A resolution to amend the Articles of Association accordingly will probably be on the agenda of HRE's Annual General Meeting of Shareholders on May 26, 2003.

Mandatory offer pursuant to § 35 German Securities Acquisition and Takeover Act (*Wertpapierübernahmegesetz, WpÜG*)

Once the contribution of HVB AG's holding in HRE to DIA GmbH takes effect, DIA GmbH is required in principle pursuant to § 35 of the German Securities Acquisition and Takeover Act (*WpÜG*) to make the (other) HRE's shareholders a so-called mandatory offer to acquire their shares in HRE. This Act does, however, provide for exemption by the German Federal Financial Services Authority (BAFin).

DIA GmbH applied to BAFin for an exemption on March 13, 2003, arguing that the transfer constituted intra-group restructuring pursuant to § 36 No. 3 WpÜG.

After transferring the holding in HRE as part of the Spin-off, Hypo Real Estate Holding would also be required in principle to make a mandatory offer pursuant to § 35 WpÜG if DIA GmbH did not at this time already hold 100% of the shares in HRE or the squeeze-out were not considered by BAFin as an exemption. Depending on the state of the squeeze-out procedure at the time the Spin-off takes effect, Hypo Real Estate Holding may apply for exemption pursuant to §§ 35 et. seq. WpÜG.

- **Westfälische Hypothekenbank AG (No. 3 in Annex 4.4-1)**

Westfälische Hypothekenbank AG (hereinafter referred to as "WestHyp") has since 1961 conducted mortgage banking business. It operates as a mortgage bank in the field of residential and commercial financing in Germany (mainly in North Rhine-Westphalia and Germany's new federal states) and The Netherlands. Since 2000, WestHyp has also played an increasing role in capital market transactions.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, DIA GmbH held a 75% holding in WestHyp, or 58,500 no par shares. The remaining 25% is held half each by Deutsche Herold Allgemeine Lebensversicherungs-AG and Deutsche Herold Lebensversicherungs-AG.

Transactions under consideration

DIA GmbH is considering transferring its shareholding in WestHyp to HRE. WestHyp would then be an HRE holding in the future Hypo Real Estate Group (see Section 3.2.2 for the HRE and WestHyp business model within the Hypo Real Estate Group).

If the merger of DIA GmbH with Hypo Real Estate Holding were to take effect by entry into Hypo Real Estate Holding's commercial register before the transfer of WestHyp to HRE, Hypo Real Estate Holding would then hold the holding in WestHyp directly. In this case a transfer of WestHyp from Hypo Real Estate Holding to HRE is being considered.

It is also being considered to increase the 75% shareholding in WestHyp by acquiring the remaining 25%. After this acquisition the main shareholder in WestHyp, who depending on the time of acquisition could be either DIA GmbH, HRE or Hypo Real Estate Holding, would then own WestHyp as a wholly-owned subsidiary. Acquiring the remaining holding of WestHyp would make its administration and organization markedly easier. Consideration is also being given to merging WestHyp with HRE so as to bundle in one company the German business conducted separately by HRE and WestHyp and to create additional synergies.

- **Württembergische Hypothekenbank AG (No. 4 in Annex 4.4-1)**

Württembergische Hypothekenbank AG (hereinafter referred to as "WürttHyp") is a mortgage bank by the terms of the Mortgage Bank Act. It has conducted mortgage business since it was founded in 1867.

WürttHyp is mainly involved in the commercial real estate financing business in other European countries.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, DIA GmbH held 75.86% of the shares in WürttHyp, or 9,767,489 no par shares. The remaining shareholder structure at the time of the set up of the Spin-off Plan was as follows: 14.25% is held by Deutsche Zentral-Genossenschaftsbank Frankfurt and 7.10% by Bensel-Verwaltungs- und Beratungs-Gesellschaft für Vermögensanlagen mbH, a Baden-Württembergische Bank AG company. Free float shares makes up the remainder.

Transactions under consideration

Here too, consideration is being given to acquiring the remaining shares in WürttHyp so that DIA GmbH or, after the merger of DIA GmbH with Hypo Real Estate Holding, Hypo Real Estate Holding would then hold 100% of WürttHyp shares.

Mandatory offer pursuant to § 35 German Securities Acquisition and Takeover Act (*WpÜG*)

After acquiring 75.86% of WürttHyp shares in December 2002, DIA GmbH was required pursuant to § 35 WpÜG to make a mandatory offer to the (remaining)

WürttHyp shareholders. DIA GmbH was granted an exemption from this requirement by BAFin pursuant to § 36 No. 3 WpÜG on January 3, 2003.

Once the Spin-off takes effect, Hypo Real Estate Holding would in turn be required in principle to make a mandatory offer pursuant to § 35 WpÜG, unless it has not by then acquired the remaining WürttHyp shares from the other shareholders and did not, at the time the Spin-off takes effect, already hold 100% of the shares in WürttHyp.

- **HVB Bank Ireland (No. 5 in Annex 4.4-1)**

HVB Bank Ireland (hereinafter referred to as "HVB Bank Ireland") has hitherto conducted credit business with a focus on corporate lending in Germany and Europe. Its credit business includes syndication, consortium financing and project financing. See Section 3.2.1 of this report for the future business model.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, HVB AG held 99.99% of the shares in HVB Bank Ireland. The other seven shares are held on HVB AG's behalf by HVB Bank Ireland employees.

Necessary transaction steps

DIA GmbH is to acquire from HVB AG its shares in HVB Bank Ireland before the Spin-off entry into HVB AG's commercial register. DIA GmbH will then hold 99.99% of the shares in HVB Bank Ireland.

Transactions under consideration

HVB Bank Ireland is to change its legal name to Hypo Real Estate Bank International.

DIA GmbH also holds indirectly via HVB Bank Ireland the following holdings (or will hold them indirectly via HVB Bank Ireland):

- **Assumij Beheer B.V. The Hague, FGH-Bank N.V., Utrecht, Netherlands (No. in Annex 4.4-1)**

FGH specializes in financing commercial and housing construction, mainly for real estate developers and corporations.

Structure at the time of the set up of the Spin-off Plan

HVB AG sold to HRE in 2001 the 100% holding in Dutch Assumij Beheer B.V. (hereinafter referred to as "Assumij") that it had acquired in 1998. Assumij holds 100% of the shares in FGH-Bank N.V. (hereinafter referred to as "FGH").

Transactions under consideration

Consideration is being given to HRE transferring to HVB Bank Ireland its 100% holding in Assumij with the result that the bank would eventually hold 100% of shares in Assumij Beheer B.V. directly and, accordingly, 100% of shares in FGH indirectly.

- **Pfandbriefbank International S.A., Luxembourg (No. 7 in Annex 4.4-1)**

Pfandbriefbank International S.A. (hereinafter referred to as "PBI Lux") has since it was founded in 1999 conducted mortgage banking business on the basis of its license under Luxembourg law, with the focus on municipality loans in Europe and other OECD countries. PBI Lux offers its services at government and municipal level, limiting its investment to countries with at least an AA-rating. The sole business of PBI Beteiligungs GmbH (hereinafter referred to as "PBI GmbH") is to own and hold in custody holdings in German and foreign mortgage banks and municipality lending banks.

Structure at the time of the set up of the Spin-off Plan

At the time of the set up of the Spin-off Plan, 100% of shares in PBI Lux were held by PBI GmbH. At the time of the set up of the Spin-off Plan, one sixth of PBI GmbH was held by DIA GmbH, one sixth by WestHyp, one sixth by WürttHyp and three sixths by HRE.

Transactions under consideration

Consideration is being given to PBI GmbH transferring its holding in PBI Lux to HVB Bank Ireland, which would then hold directly 100% of the shares in PBI Lux.

- **Real Estate Capital Companies (No. 8 in Annex 4.4-1)**

The Real Estate Capital companies (hereinafter referred to as "REC" or altogether "RECs") that HVB AG founded between 1991 and 2002 in Great Britain, France, Italy and, finally, Spain are all, except for the Paris REC that also holds a banking license, financial services companies without banking licenses of their own and mainly provide services ranging from the acquisition of loans to loan processing and credit management for banks.

Structure at the time of the set up of the Spin-off Plan

The shares that HVB AG held in the London, Paris and Milan RECs were transferred in 2002 to a special purpose company, Isar-Seine Immobilien GmbH, a 100% subsidiary of HVB AG. At the time of the set up of the Spin-off Plan, Isar-Seine Immobilien GmbH held 99.99% of the shares in the Paris REC, with six registered shares being held by Paris REC or HVB AG employees. Isar-Seine Immobilien GmbH holds 99.99% of the shares in the London REC, with a single share being held by HVB Immobilien AG. Isar-Seine Immobilien GmbH holds 100% of the shares in the Milan REC.

HVB AG continues to hold 99.98% of the share in REC Iberia, with one registered share being held by an HVB AG employee.

Necessary transaction steps

Isar-Seine Immobilien GmbH is to transfer its holdings in the London, Paris and Milan RECs to HVB Bank Ireland before the Spin-off is entered into the commercial register. HVB AG is also to transfer its holding in REC Iberia to HVB Bank Ireland before the Spin-off is entered into the commercial register. The RECs will then form part of the Spin-off, and HVB Bank Ireland will hold directly either 100% or nearly 100% of shares in the RECs once the Spin-off takes effect.

6.4.4 Undertaking by HVB AG (Section 4.5 of the Spin-off Plan)

Except for the capital increase against contribution-in-kind by the contribution of HRE, there will, in keeping with Section 4.2, be no more changes in HVB AG's holding in DIA GmbH before the completion date, i.e. the entry of the Spin-off into HVB AG's commercial register. In particular, HVB AG will not exercise its right of disposal over its holding in DIA GmbH during this period. HVB AG further undertakes to make all necessary provision for the transfer of HVB Bank Ireland as per Section 5.2 of Annex 4.4-1.

In addition, HVB AG as the sole shareholder in DIA GmbH and Isar-Seine Immobilien GmbH will ensure as far as is legally possible that DIA GmbH and Isar-Seine Immobilien GmbH only exercise their rights of disposal over their holdings as provided for in Annex 4.4-1 between approval of the Spin-off by the transferring company's Annual General Meeting of Shareholders and the completion date. Finally, HVB AG will within the bounds of what is legally possible ensure that DIA GmbH in turn ensures that its subsidiaries held at the time of the set up of the Spin-off Plan only exercise their rights of disposal over their holdings as provided for in Annex 4.4-1 between approval of the Spin-off by the transferring company's Annual General Meeting of Shareholders and the completion date.

6.5 Cooperation Obligations (Section 5 of the Spin-off Plan)

Section 5 of the Spin-off Plan commits both HVB AG and Hypo Real Estate Holding to cooperate with each other to meet obligations to the extent there specified, at the time the Spin-off takes effect.

6.6 Consideration, Granting of Shares, Trustees (Section 6 of the Spin-off Plan)

When the Spin-off takes effect, HVB AG's ordinary shareholders will be granted with one no par share in the form common bearer stock in Hypo Real Estate Holding for every four no par shares in the form of common bearer stock in HVB AG. Holders of preferred shares will be granted with one no par share in the form of registered non-voting preferred share in Hypo Real Estate Holding for every four no par shares in the form of registered non-voting preferred shares in HVB AG.

The shares in Hypo Real Estate Holding created by the Spin-off and granted to HVB AG shareholders on the above-mentioned basis are entitled to a share of profits as of January

1, 2003. In a Spin-off to set up a new company, the Spin-off in the newly-founded company takes the form of a so-called formation on the basis of asset acquisition, which means that HVB AG as the transferring company and thereby founder of Hypo Real Estate Holding is making its contribution not by paying in the issue price for the shares but by transferring the object of the Spin-off (§ 135 par. 2 UmwG, § 27 ff AktG). The number of shares to be granted by Hypo Real Estate Holding to HVB AG shareholders will correspond to the number of shares created as part of the formation on the basis of asset acquisition.

The granting of the shares will be handled technically by Warth & Klein Wirtschaftsprüfungsgesellschaft mbH, Düsseldorf, as trustees. The depositary banks involved in the share allocation will do their best to strike a balance in respect of part entitlements to shares in Hypo Real Estate Holding that result from the allocation ratio of 4 to 1 (see Section 2.3.2 of the report*).*

6.7 Granting of Special Rights and Advantages (Section 7 of the Spin-off Plan)

6.7.1 §§ 135 and 23 of the German Transformation of Companies Act (*UmwG*) require holders of rights in HVB AG that do not involve a voting right, especially holders of non-voting shares, of convertible bonds, of dividend bonds and of profit participating rights, to be granted rights of equal value in Hypo Real Estate Holding.

At the time of the set up of the Spin-off Report, preferred shares and profit participating rights existed at HVB AG. The following measures are to be undertaken to grant rights of equal value in Hypo Real Estate Holding:

Holders of preferred shares in HVB AG will be granted with preferred shares in Hypo Real Estate Holding on the same basis as ordinary shareholders. The ratio will be geared to the relationship between the equity of HVB AG and that of Hypo Real Estate after the Spin-off (the "equity ratio"). The preferred shares provided for by the Articles of Association will also be allocated on this basis, taking into account the lower number of shares in Hypo Real Estate Holding. The terms of granting of preferred shares in Hypo Real Estate Holding correspond to those of HVB AG preferred shares.

Finally, profit participating rights are also to be shared out on the basis of the equity ratio. When the Spin-off takes effect, the nominal sum total of profit participating rights for HVB AG and Hypo Real Estate Holding will thus be based on the equity ratio between HVB AG and Hypo Real Estate Holding. No change has been made to the terms of profit participating rights. In particular, no change has been made to interest payable. Rights holders will receive in preference over shareholders in the respective company annual payments amounting to 6.75% of the respective nominal value.

6.7.2 Over and above the arrangements made for holders of preferred shares and profit participating rights in Sections 7.1 and 7.2 of the Spin-off Plan, no other rights exist as per § 135 and § 126 par. 1 No. 7 UmwG. No such rights are to be granted in connection with the Spin-off and no such measures are envisaged.

6.7.3 At the time of the set up of the Spin-off Plan, Mr. Kurt F. Viermetz is a member of the Supervisory Board of HVB. Mr. Viermetz is also envisaged as a Supervisory Board member at Hypo Real Estate Holding. Once the Spin-off takes effect, Mr.

Viermetz could therefore be a member of the Supervisory Boards of both HVB AG and Hypo Real Estate Holding. Over and above this, special benefits as meant by § 135 and § 126 par. 1 No. 8 UmwG will be granted to neither a management nor a Supervisory Board member and to neither HVB's Independent Auditor nor the future Hypo Real Estate Holding's Independent Auditor nor the Independent Auditor on the Spin-off.

6.8 Consequences for the Employees and their Representatives (Section 8 of the Spin-off Plan)

Section 8 clarifies that, from the individual and collective rights viewpoint, no fundamental changes will arise for employees. All that will change is the membership of the HVB Group's works council. Whether a Group works council, a Group speakers' committee and/or a Euro council are founded in the future Hypo Real Estate Group will depend on the fulfillment of statutory requirements.

The Spin-off itself will basically have no impact on the company pension plans granted for the employees (direct commitments made by the employer and retirement benefit corporations or pension fund of the employees of HVB AG and/or of BVV Versicherungsverein des Bankgewerbes a. G. and/or of BVV Versorgungskasse des Bankgewerbes e. V.). In principle, the corresponding individual and collective contractual agreements will continue to apply as hitherto. If employees leave the company or go abroad, the agreements in force there will apply.

Employee profit-sharing schemes in the form of stock option plans or stock appreciation rights do not exist. In some cases, members of the Board of Managing Directors and employees of a number of HVB Group companies hold locked employee shares or restricted stocks. These shareholders have all the rights and duties of an ordinary shareholder.

The Spin-off has no impact on the existing collective bargaining agreements.

Once the Spin-off has taken effect, the affiliated companies of the new Hypo Real Estate Group can no longer remain, or be included, in the master or group agreements of the HVB Group. Instead, the new Hypo Real Estate Group must conclude separate cooperation agreements with the existing contractual partners. As a rule it will be likely to receive the same master or group terms and conditions unchanged. They will, however, in any event need to be renegotiated. At present, master or group agreements exist with VICTORIA, HVB Pensionsfonds AG and ALLIANZ, the latter having been closed since cooperation with ALLIANZ was discontinued.

The Spin-off has no influence on the current membership of HVB AG's Supervisory Board. The Supervisory Board of HVB AG does not include employees of DIA GmbH or of companies in which DIA GmbH holds shares. From the time the Spin-off takes effect, employees of the new Hypo Real Estate Group will cease to be eligible for election as staff representatives on HVB AG's Supervisory Board.

The first Supervisory Board of Hypo Real Estate Holding AG will consist, pursuant to § 96 par. 1 and § 101 par. 1 AktG, solely of members representing the shareholders (for details, see Section 4.2.3 of the report).

The Spin-off has no influence on the membership of such Supervisory Boards as are required to be set up for companies in which DIA GmbH has a shareholding. The directorships of staff representatives on the Supervisory Boards of HRE, WestHyp and WürttHyp would not, for instance, be affected by the Spin-off. Employees of these companies will continue to be represented on the Supervisory Board of their respective company.

There are no staff representatives on the executive bodies of HVB Bank Ireland/Hypo Real Estate Bank International, so the Spin-off will bring about no change there either.

See also Section 4.3 for the consequences for employees.

6.9 Warranty (Section 9 of the Spin-off Plan)

Section 9 makes it clear that Hypo Real Estate Holding has no warranty or other entitlements for the quality of the assets to be spun off. It also makes it clear that none but the contractual provisions apply to the Spin-off in relations between HVB AG and Hypo Real Estate Holding.

6.10 Change of Spin-off Date (Section 10 of the Spin-off Plan)

Section 10 includes a so-called variable Spin-off date provision should there be a delay in entry of the Spin-off into the commercial register. If the Spin-off is not entered into HVB AG's commercial register by December 31, 2003, Section 3.1 will be amended to state that the Spin-off date will be 0.00 hours on January 1, 2004, with 24.00 hours on December 31, 2003 as the transfer cut-off date for tax reporting purposes. This provision is necessary to prevent the sum total of income and expenditure costs that HVB AG has booked to Hypo Real Estate Holding from growing too large (see Section 5.1.3). In this case a new final balance sheet will need to be drawn up effective December 31, 2003. Should there be a further delay in entry beyond December 31, the Spin-off date will be postponed by another year.

Should the Spin-off not be entered into HVB AG's commercial register until after the Annual General Meeting of Shareholders of Hypo Real Estate Holding that decides on the distribution of balance sheet profits for the fiscal year 2003, the new shares issued as a consideration will not be entitled to a share of profits until January 1, 2004. In the event of a further delay in entry until after the following year's Annual General Meeting of Shareholders, the start of the entitlement to a share of profits will be postponed by a further year.

6.11 Adjustments to reflect Interim Changes (Section 11 of the Spin-off Plan)

Section 11 serves the purpose of adjusting the provisions of the Spin-off Plan to a possible capital increase by HVB AG, should one be undertaken after the Spin-off Plan has been set up and before the Spin-off takes effect.

Section 11.1 of the Spin-off Plan adjusts the allocation ratio as per Section 6.2 of the Spin-off Plan (hereinafter referred to as the "allocation ratio"). The number of HVB AG shares for which one share in Hypo Real Estate Holding is to be granted will be increased in proportion to the increase in capital stock. The total number of shares to be issued by Hypo Real Estate Holding will remain the same. As a result, the capital stock and the

number of shares in Hypo Real Estate Holding will remain unchanged regardless of a capital increase by HVB AG.

Section 11.2 makes provision for the adjustment of Section 7.1 of the Spin-off Plan. What needs adjusting is the advance share of profits, originally, €0.08 per preferred share based on the allocation ratio of 4 to 1 as for common bearer shares, the adjustment being downward by €0.016 to €0.064 for HVB AG and being €0.064 for preferred shares in Hypo Real Estate Holding. In the event of a capital increase, HVB AG and Hypo Real Estate Holding will handle this adjustment by leaving preferred shares in Hypo Real Estate Holding unaffected by the increase. The adjusted advance share of profits at HVB AG will be increased via the inflow of funds resulting from the capital increase, taking into account the number of new preferred shares resulting from the capital increase and the adjusted advance share of profits of €0.08 to which they would be entitled were it not for the Spin-off. Section 11.2 also makes provision for the allocation of backpayable arrears. They will be allocated in accordance with the distribution of advance profit shares. In the event of a capital increase, HVB AG is required to make the necessary amendments to its articles of association as soon as possible. Until then, HVB AG and Hypo Real Estate Holding are to behave in relations between themselves and with their shareholders as if the amendments had already been made to HVB AG's Articles of Association.

Section 11.3 deals with the adjustment of HVB AG profit participating rights to a Spin-off after a capital increase and therefore modifies the provisions in Section 7.2 of the Spin-off Plan. Hypo Real Estate Holding's assumption of responsibility for HVB AG's obligation to serve and repay profit participating rights takes the form of multiplying the sum total of rights capital (DM 1 billion) by the quotient resulting from dividing 1 by the sum of (i) 5 and (ii) 4, multiplied by the percentage increase in equity. The percentage equity increase is calculated by dividing the capital increase by HVB AG's equity on the effective Spin-off date pursuant to § 266 par. 3 A of the German Commercial Code (HGB).

Accordingly, in the event of a capital increase at HVB AG before the Spin-off takes effect, the same principles are to apply to the allocation of Hypo Real Estate Holding shares, to the distribution of the advance profit share to which preferred shareholders are entitled and to the repayment entitlement of profit participating rights holders as would have applied without a capital increase.

6.12 Effectiveness, Shareholders'Approval (Section 12 of the Spin-off Plan)

Section 12 makes it clear that the effectiveness of the Spin-off is subject to approval by the Annual General Meeting of Shareholders of HVB AG, to the commercial register entry of the new Hypo Real Estate Holding and to the entry of the Spin-off into HVB AG's commercial register.

6.13 Right of Withdrawal (Section 13 of the Spin-off Plan)

HVB AG has the right to withdraw the Spin-off Plan without renewed approval by the Annual General Meeting of Shareholders by means of a Board of Managing Directors decision subject to Supervisory Board approval, if the Spin-off does not take effect by entry into HVB AG's commercial register by December 31, 2003. HVB AG is thereby to be enabled to withdraw this Spin-off Plan in the event of material delay in the plan taking

effect so that, if need be, it can take the change in circumstances into account. It is under no obligation to exercise this right, however.

6.14 Final Provisions (Section 14 of the Spin-off Plan)

Should one or more provisions of the Spin-off Plan be wholly or partially ineffective or prove to be impracticable, the validity of the rest of the Spin-off Plan will not be affected thereby. Completely or partially ineffective or impractible provisions will be replaced by an effective provision that reflects the commercial intend and comes as close as possible to the content of the provision to be replaced. The same holds true analogously should it become apparent that the Spin-off Plan has lacunae.

7 SECURITIES AND LISTING ON THE STOCK EXCHANGE

7.1 New shares to be issued in Hypo Real Estate Holding

The Spin-off of the future Hypo Real Estate Holding from HVB AG will take legal effect with the entries into the commercial register of the Munich Local Court (*Amtsgericht*) under HVB AG and Hypo Real Estate Holding. On the Spin-off date following entry of the Spin-off into the commercial register, HVB AG shareholders will be granted with one common or preferred share in the future Hypo Real Estate Holding for every four of their common or preferred shares in HVB AG. The new Hypo Real Estate Holding shares will be allocated to shareholders by a trustee in accordance with Section 6 of the Spin-off Plan in return for proof of their shareholder status in the form of Dividend Coupon No. 74.

HVB AG's profit participating rights will also be allocated with regard to the equity ratio. The nominal sum total of profit participating certificates will be oriented, once the Spin-off takes effect, to the same ratio for HVB AG and Hypo Real Estate Holding as the two companies' equity ratio. No changes have been made to terms and conditions. Interest payments in particular remain unchanged. Rights holders will receive in preference over shareholders in the respective company annual payments amounting to 6.75% of the respective nominal value.

Warth & Klein GmbH, Düsseldorf, will function as trustee in accordance with § 135 and § 125 UmwG in combination with § 71 par. 1 Sentence 1 UmwG and take receipt of the new shares in Hypo Real Estate Holding to which HVB AG shareholders are entitled.

Once the Spin-off has been entered into the commercial register for HVB AG at the Munich Local Court, HVB AG shareholders will be called on to present their Dividend Coupon No. 74 to a German office of HVB AG during ordinary bank working hours as proof of entitlement and to receive in return their new shares in Hypo Real Estate Holding.

If shareholders have their HVB AG shares or their HVB AG rights held in safe custody by a bank they will be granted with Hypo Real Estate Holding shares or rights without having to issue special instructions. If shareholders hold their shares themselves, they are requested to present within the above-mentioned period their Dividend Coupon No. 74 to a bank as proof of entitlement to their Hypo Real Estate Holding shares. The bank will then send it on to HVB AG in Munich. The bank will then credit the presenting shareholder with a securities account including the shares allocated in accordance with the allocation ratio. Holders of HVB ADRs (American Depositary Receipts) will be allocated their Hypo Real Estate Holding shares via their depositary bank.

If the 4 to 1 allocation ratio of Hypo Real Estate Holding shares or rights to HVB AG shareholders or rights holders leads to partial entitlements, the banks where they hold securities accounts will make suitable provision. Shareholders may either acquire additional partial entitlements and thereby acquire an additional share or right or sell their partial entitlements. Shareholders will be informed in detail by the banks where they hold securities accounts about how partial entitlements are handled. Shareholders are advised to contact their bank to decide on how to deal with their partial entitlements.

Given that Hypo Real Estate Holding's Articles of Association rule out a claim by shareholders to individual certification of their shares, the common bearer shares in Hypo

Real Estate Holding will be deposited with Clearstream Banking AG, Frankfurt am Main, in the form of a global certificate. Holders of shares in Hypo Real Estate Holding will participate in this global certificate in accordance with the number of shares they hold in form of co-ownership. Shares in Hypo Real Estate Holding are entitled to a share of profits from January 1, 2003 provided there is no delay in the Spin-off date.

Shares are allocated to entitled HVB AG shareholders free of charge.

Details of the transaction will be disclosed in due time by publication in the German Federal Gazette (*Bundesanzeiger*) and at least one supraregional newspaper that is an official journal for stock exchange announcements and by notification of HVB AG shareholders by the banks where they hold securities accounts. Holders of HVB ADRs will be notified by their depositary bank.

The quotation of Hypo Real Estate Holding common bearer shares in the Prime Standard in the official market on the Frankfurt Stock Exchange is intended for the fourth quarter of 2003. Prime Standard quotation in HVB AG shares will be "ex Spin-off" at all stock exchanges involved.

For common bearer shares of Hypo Real Estate Holding applications will be made in due time for a new ISIN code, a common code and a new stock exchange symbol.

7.2 Influence of the Spin-off on securities outstanding

HVB AG shares will continue to be listed and quoted on all German stock exchanges and on the stock exchanges in Vienna, Paris and Zurich. The ISIN code continues to be DE0008022005 (German WKN 802 200) and the common code 1114549. In view of the likely market capitalization of Hypo Real Estate Holding and the present market capitalization and liquidity characteristics of other DAX-listed companies, the HVB AG Board of Managing Directors assumes that the common bearer shares of HVB AG will continue after the Spin-off of Hypo Real Estate Holding to be a regular part of the DAX. A final judgment on the effect of the Spin-off on the acceptance in other indices cannot be made on the basis of information currently available.

Shares in a listed subsidiary of the future Hypo Real Estate Holding, HVB Real Estate Bank AG, Munich, will be traded on the Munich stock exchange until such time as the decision to transfer minority shareholders′ shares to the main shareholder pursuant to § 327 AktG is entered into the commercial register for HVB Real Estate AG at the Munich Local Court. Then, Quotation is to be discontinued and the listing is be suspended. The share's ISIN code is DE0008019001 (WKN 801 900).

Shares in WürttHyp are quoted and listed on the Stuttgart stock exchange. Their ISIN code is DE0008124009 (WKN 812 400).

Shares in WestHyp are not traded on a stock exchange.

The 1,000,000 profit participating rights issued by HVB AG at a nominal value of DM1,000 each are currently quoted and listed on the Munich and Frankfurt stock exchanges under the German security ID code WKN 802 180 and the ISIN code DE 0008021809.

Once the Spin-off has been entered into the appropriate commercial registers at the Munich Local Court, conversion and booking of rights held in securities accounts will be carried out in a ratio of 4 to 1 as follows. Profit participating rights holders will receive in return for a rights certificate to the value of DM1,000 eight rights certificates, each with a nominal value of DM100, with HVB AG as debtor and quoted under the existing German security ID code WKN 802 180 and the ISIN code DE 0008021809, and two rights certificates, each worth DM100, with Hypo Real Estate Holding as debtor. For these new securities new ID codes (WKN and ISIN) will need to be applied for so that the Hypo Real Estate profit participating certificates can be listed and quoted on the stock exchange.

To implement this measure, the existing global certificate for 1,000,000 rights, each worth DM1,000, that is deposited with Clearstream Banking AG is to be exchanged for a new global certificate for a total of 8,000,000 rights, each with a nominal value of DM100, with HVB AG as debtor and a new global certificate for a total of 2,000,000 rights, each with a nominal value of DM100, with Hypo Real Estate Holding as debtor.

After the Spin-off, HVB AG profit participating certificates will continue to be quoted on the stock exchanges in Munich and Frankfurt/Main, while the rights issued by Hypo Real Estate Holding are to be quoted and listed on the Frankfurt stock exchange. In both cases, payouts will be made via Clearstream Banking AG.

Munich, March 26, 2003

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

The Board of Managing Directors

ANNEX

Annex 1: List of holdings scheduled for Spin-off

The following overview presents the corporate law status at the time of the set up of the Spin-off Plan. The implementation of transactions that are seen at the time of writing as certain to come about is included in this report.

As explained in detail in the Spin-off Plan, further steps are under consideration both before and after the Spin-off, to amend the participation structures outlined below.

1. Direct corporate Spin-off

Company	Domicile	Registration Number	Share capital in €	Proportion to be spun off to found the Hypo Real Estate Holding	
				in €	in %
DIA Vermögensver-waltungs-GmbH	Munich	108125	100,000	100,000	100%

2. Indirect corporate Spin-offs

This list includes the shareholdings in companies assignable to DIA Vermögensverwaltungs-GmbH after completion of all transactions pursuant to § 16 (4) AktG that are envisaged, regardless of the size of the shareholding.

Company	Proportion of capital to be spun off	Registered office
DIA GmbH holds shares in:	**100.00%**	**Munich**
1.1 HVB Bank Ireland, which holds shares in	**99.99%**	**Dublin**
HVB Dublin Properties Limited	100.00%	Dublin
HVB Real Estate Capital France S.A., which holds shares in	99.99%	Paris
HVB Real Estate Transactions S.A.S.	100.00%	Paris
Société Marseillaise du Tunnel Prado-Carénage S.A.	2.41%	Marseilles
HVB Real Estate Capital Iberia, S.A.	99.98%	Madrid
HVB Real Estate Capital Italia S.p.A.	100.00%	Milan
HVB Real Estate Capital Ltd., which holds shares in	99.99%	London
Broadway Centre Ltd.	100.00%	London
HVB Real Estate Investment Banking Limited	100.00%	London
Hypo Property Investment (1992) Limited	100.00%	London
Hypo Property Investment Limited, which holds shares in	100.00%	London
The Greater Manchester Property Enterprise Fund Limited	100.00%	London

Hypo Property Participation Limited	100.00%	London
Hypo Property Services Ltd.	100.00%	London
Zamara Investments Limited	100.00%	Gibraltar
1.2 HVB Real Estate Bank AG, which holds shares in	**96.91%**	**Munich**
Assumij Beheer B.V., which holds shares in	100.00%	The Hague
FGH Bank N.V., which holds shares in	100.00%	Utrecht
B.V. Mij. tot Expl. van O.G. "Lorentzplein III"	100.00%	Amsterdam
Beheerskantoor B.H.F. B.V.	100.00%	Amsterdam
Belfries I B.V., which holds shares in	100.00%	Utrecht
B.V. Expl. Mij. Gem.sch.Eigendom "E.G.E. XXXII"	100.00%	Amsterdam
B.V. Vastgoedmij. Ilex VI	100.00%	Utrecht
B.V. Vastgoedmij. Ilex VIII	100.00%	Utrecht
B.V. Vastgoedmij. Ilex X	100.00%	Utrecht
B.V. Expl. Mij. Gem.sch. Eigendom "E.G.E. XXII"	100.00%	Amsterdam
Tumulus B.V.	61.70%	Amsterdam
Bouw-en Exploitatie Mij. "Grosland II" B.V., which holds shares in	100.00%	Amsterdam
Blauwhof Buikslobermeerplein B.V.	8.00%	Rotterdam
Cruquius Park Vastgoed B.V.	26.50%	Best
Czaar Peter Beheer B.V.	5.00%	Best
Eurowoningen Grondexploitatie B.V.	8.00%	Rotterdam
Eurowoningen Ontwikkelingsmij. B.V.	50.00%	Rotterdam
Fonteinkruid B.V.	50.00%	Rotterdam
FGH Assetmanagement	100.00%	Utrecht
FGH Expertise B.V., which holds shares in	100.00%	Utrecht
Total Concept Partners B.V.	20.00%	Nijkerk
FGH Hypo Garant Fonds I B.V.	100.00%	Utrecht
G.B.F. Bouw- en Exploitatiemij. B.V.	100.00%	Rijswijk
Nederlandse Hypotheekbank N.V.	100.00%	Amsterdam
O.G. Investment Management Services B.V.	100.00%	Utrecht
Aufbaugesellschaft Bayern GmbH	13.52%	Munich
Aufbaugesellschaft Bayern GmbH & Co. Grundbesitz KG	0.07%	Munich
Bayerische Landessiedlung GmbH	2.94%	Munich
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0.08%	Berlin
Deutsche Börse AG	0.01%	Frankfurt/ Main
Deutsches Theater Grund- und Hausbesitz GmbH	3.30%	Munich
Fundus Gesellschaft für Grundbesitz und Beteiligung mbH, which holds shares in	94.00%	Nuremberg
Grundstücksgesellschaft Geibelstraße Leipzig mbH & Co. KG	100.00%	Nuremberg
Grundstücksgesellschaft Schuhhagen Greifswald mbH & Co. KG	100.00%	Nuremberg
Verwaltung Grundstücksgesellschaft Geibelstraße Leipzig mbH	100.00%	Nuremberg

Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH	100.00%	Nuremberg
Gemeinnützige Wohnstätten- und Siedlungsgesellschaft mbH	>0%	Munich
Immo Trading GmbH	100.00%	Munich
Kaufhof Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Bahnhof Berlin KG	5.02%	Düsseldorf
Kaufhof Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Berlin Prerower Platz KG	5.15%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle KG	5.01%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Aachen KG	5.00%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Mannheim KG	5.00%	Düsseldorf
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen mbH	>0%	Düsseldorf
LHI Immobilienfonds Verwaltung GmbH & Co. Objekt Hettstedt KG	5.09%	Munich
Meridies Grundbesitz- und Bebauungsgesellschaft mbH, which holds shares in	94.00%	Munich
Frappant Altona GmbH	94.00%	Munich
Wedimo Grundbesitz GmbH & Co. KG	100.00%	Munich
Wedimo Grundstücksverwaltungs GmbH	100.00%	Munich
PBI-Beteiligungs-GmbH	50.00%	Munich
Pfandbrief Bank International S.A.	100.00%	Luxembourg
Ragnarök Vermögensverwaltungs KG	94.00%	Munich
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG	33.00%	Munich
1.3 PBI-Beteiligungs-GmbH, which holds shares in	**16.67%**	**Munich**
Pfandbrief Bank International S.A.	100.00%	Luxembourg
1.4 Westfälische Hypothekenbank AG, which holds shares in	**75.00%**	**Dortmund**
Amorfos Grundstücksgesellschaft mbH & Co. KG	2.50%	Berlin
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0.01%	Berlin
Deutsche Börse AG	0.01%	Frankfurt/M
GGV Gesellschaft für Grundbesitzverwaltung- und Immobilienmanagement mbH	100.00%	Dortmund
ILLIT Grundstücks- und Verwaltungsgesellschaft mbH & Co. KG	5.00%	Grünwald
Immovation GmbH	100.00%	Dortmund
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG	10.00%	Grünwald
PBI-Beteiligungs-GmbH, which holds shares in	16.67%	Munich
Pfandbrief Bank International S.A.	100.00%	Luxembourg
Sano Grundstück-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	33.30%	Düsseldorf

Soma Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG	33.30%	Düsseldorf
Westhyp Finance B.V.	100.00%	Amsterdam
Westhyp Immobilien Holding GmbH	100.00%	Dortmund
WestHyp Immobilien Management GmbH	100.00%	Dortmund
WestHyp Immobilien Management GmbH & Co. KG	100.00%	Dortmund
WILMA Bouwfonds Bauprojekte GmbH & Co. "An den Teichen" KG	5.00%	Ratingen
1.5 Württembergische Hypothekenbank AG, which holds shares in	**75.86%**	**Stuttgart**
Aerodom Bureau Verwaltungs GmbH	32.00%	Berlin
Airport Bureau Verwaltungs GmbH	32.00%	Berlin
Credit Foncier et Communal d´Alsace et de Lorraine	10.33%	Strasbourg
GfA-Gesellschaft für Anwendungsentwicklung mbH	25.00%	Stuttgart
GfI-Gesellschaft für Immobilienentwicklung und -verwertung mbH	100.00%	Stuttgart
GfR-Gesellschaft für Rechenzentrumsleistungen mbH	100.00%	Stuttgart
PBI-Beteiligungs-GmbH, which holds shares in	16.67%	Munich
Pfandbrief Bank International S.A.	100.00%	Luxembourg
SP Schönefelder Projektentwicklungs- und -verwaltungsgesellschaft mbH	50.00%	Stuttgart
SP Schönefelder Projektentwicklungs- und -verwaltungsgesellschaft mbH & Co. KG	50.00%	Stuttgart
Vierte Airport Bureau Center KG, Areal Bau-Investitionen GmbH & Co.	32.00%	Berlin
WH-Erste Grundstücks GmbH	100.00%	Norderfriedrichskoog
WH-Erste Grundstücks GmbH & Co. KG	100.00%	Norderfriedrichskoog
WHI-Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH	100.00%	Stuttgart

Annex 2: Independent Auditors′ Report on the Spin-off

The Independent Auditor′s Report on the Spin-off is only available in German and is included in the collection of German Spin-Off documents (Spin-off Plan, Spin-Off Report, Independent Auditors′ Report on the Spin-off).

Abspaltung des gewerblichen Immobilien-Finanzierungsgeschäfts

der Bayerische Hypo- und Vereinsbank AG
auf die Hypo Real Estate Holding AG

HVB Group

Inhalt

SPALTUNGSPLAN

ANLAGEN

BERICHT DES VORSTANDS ZUR BEABSICHTIGTEN ABSPALTUNG (SPALTUNGSBERICHT)

Spaltungsplan

(Abspaltung zur Neugründung gemäß § 123 Absatz 2 Nr. 2 UmwG)

der

Bayerische Hypo- und Vereinsbank Aktiengesellschaft,
München,
– nachfolgend auch »HVB AG« oder
»übertragende Gesellschaft« genannt –

PRÄAMBEL

Vorstand und Aufsichtsrat der HVB AG haben beschlossen, dass das gewerbliche Immobilienfinanzierungsgeschäft künftig nicht mehr im HVB-Konzern, sondern in einem neuen, eigenständigen und am Markt unabhängig von der HVB AG agierenden Konzern betrieben werden soll. Das danach zu übertragende gewerbliche Immobilienfinanzierungsgeschäft umfasst alle in- und ausländischen Beteiligungen der HVB AG mit Schwerpunkt auf dem Immobilienfinanzierungsgeschäft mit gewerblichen Kunden sowie das Bestandsportfolio an entsprechenden Immobilienfinanzierungen der HVB AG im Ausland (mit Ausnahme des Bestandsportfolios in den USA); nicht übertragen wird demgegenüber das inländische Bestandsportfolio. Das private Immobilienfinanzierungsgeschäft verbleibt ebenfalls bei der HVB AG und wird von dieser auch weiterhin betrieben.

Wesentlicher Bestandteil dieser Transaktion ist die Abspaltung der Beteiligung der HVB AG an der DIA Vermögensverwaltungs-GmbH (nachfolgend »DIA GmbH« genannt), in der das gewerbliche Immobilienfinanzierungsgeschäft im Zeitpunkt des Wirksamwerdens der Abspaltung zusammengefasst ist. Grundlage dafür ist dieser Spaltungsplan, den der Vorstand der HVB AG der Hauptversammlung der HVB AG zur Zustimmung vorlegt.

1 ÜBERTRAGENDE GESELLSCHAFT

Die HVB AG mit Sitz in München ist eingetragen im Handelsregister des Amtsgerichts München unter HRB 42148. Das Grundkapital der Gesellschaft beträgt € 1.608.866.103,00 und ist eingeteilt in 521.735.101 Stückaktien in Gestalt von auf den Inhaber lautenden Stammaktien (€ 1.565.205.303,00) sowie in 14.553.600 Stückaktien in Gestalt von auf den Namen lautenden Vorzugsaktien ohne Stimmrechte (€ 43.660.800,00). Sämtliche Aktien sind voll einbezahlt.

Die HVB AG wird noch vor Wirksamwerden der Abspaltung ihr Grundkapital durch Einziehung von einer auf den Inhaber lautenden Stammaktie im Wege der vereinfachten Kapitalherabsetzung nach § 237 Abs. 3 AktG auf € 1.608.866.100,00 herabsetzen; mit Wirksamwerden der Kapitalherabsetzung wird das Grundkapital eingeteilt sein in 521.735.100 Stückaktien in Gestalt von auf den Inhaber lautenden Stammaktien (€ 1.565.205.300,00) sowie in 14.553.600 Stückaktien in Gestalt von auf den Namen lautenden Vorzugsaktien ohne Stimmrechte (€ 43.660.800,00).

2 ABSPALTUNG ZUR NEUGRÜNDUNG

2.1 Die HVB AG überträgt als übertragende Gesellschaft im Wege der Abspaltung zur Neugründung gemäß § 123 Absatz 2 Nr. 2 UmwG den in Ziffer 4 bezeichneten Teil ihres Vermögens als Gesamtheit auf die von ihr durch die Abspaltung neu zu gründende Hypo Real Estate Holding AG (nachfolgend »Hypo Real Estate Holding« genannt) als übernehmende Gesellschaft gegen Gewährung von Anteilen der Hypo Real Estate Holding an die Anteilsinhaber der HVB AG im Verhältnis der bisherigen Beteiligung dieser Anteilsinhaber an der HVB AG (verhältniswahrende Spaltung zur Neugründung).

2.2 Die Hypo Real Estate Holding erhält die dieser Urkunde als Anlage 2.2-1 beigefügte Satzung, die durch diesen Spaltungsplan festgestellt wird.

2.3 Gemäß § 1 Abs. 2 der Satzung der Hypo Real Estate Holding hat diese ihren Sitz in München.

3 SPALTUNGSSTICHTAG, SCHLUSSBILANZ

3.1 Die Abspaltung erfolgt im Innenverhältnis zwischen der HVB AG und der Hypo Real Estate Holding mit Wirkung zum Ablauf des 31. 12. 2002. Vom Beginn des 01. 01. 2003, 00:00 Uhr, (»Spaltungsstichtag«) gelten die Handlungen und Geschäfte der HVB AG, welche das abzuspaltende Vermögen gemäß Ziffer 4 betreffen, als für Rechnung der Hypo Real Estate Holding vorgenommen.

3.2 Der Abspaltung wird die Bilanz der HVB AG als übertragende Gesellschaft zum 31. 12. 2002 als Schlussbilanz zu Grunde gelegt (»Schlussbilanz«). Die Bilanz ist Teil des mit dem uneingeschränkten Bestätigungsvermerk des Abschlussprüfers KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft versehenen Jahresabschlusses der übertragenden Gesellschaft zum 31. 12. 2002.

3.3 Die HVB AG wird das abzuspaltende Vermögen in ihrer handelsrechtlichen Schlussbilanz mit dem Buchwert und in ihrer steuerlichen Übertragungsbilanz mit dem Teilwert ansetzen.

3.4 Die Hypo Real Estate Holding wird das abzuspaltende Vermögen in ihrer handelsrechtlichen Rechnungslegung mit dem Buchwert und in ihrer steuerlichen Rechnungslegung mit dem Teilwert ansetzen.

4 ABZUSPALTENDES VERMÖGEN

4.1 Das abzuspaltende Vermögen besteht aus den sämtlichen Geschäftsanteilen der DIA GmbH, die im Zeitpunkt des Wirksamwerdens der Abspaltung bestehen und von der HVB AG als Alleingesellschafter der DIA GmbH gehalten werden (nachfolgend »Abspaltungsgegenstand« genannt).

4.2 Die DIA GmbH mit Sitz in München ist eingetragen im Handelsregister des Amtsgerichts München unter HRB 108125. Das Stammkapital der DIA GmbH beträgt bei Aufstellung des Spaltungsplans nominal € 26.000 und besteht aus einem Geschäftsanteil in Höhe des Stammkapitals, der von der HVB AG gehalten wird. Die Gesellschafterversammlung der DIA GmbH hat beschlossen, das Stammkapital der DIA GmbH im Wege der Sachkapitalerhöhung auf nominal € 100.000 zu erhöhen. Der neue Geschäftsanteil in Höhe von nominal € 74.000 wurde von der HVB AG gegen Einbringung ihrer Beteiligung an der HVB Real Estate Bank Aktiengesellschaft (nachfolgend »HRE« genannt) übernommen; die Eintragung der Sachkapitalerhöhung wird in Kürze erfolgen. Abspaltungsgegenstand sind somit zwei Geschäftsanteile der DIA GmbH von nominal € 26.000 und € 74.000, die voll eingezahlt sind.

4.3 Die den Abspaltungsgegenstand bildenden Geschäftsanteile werden mit Gewinnbezugsrecht ab dem 01. 01. 2003 übertragen. Die Übertragung des abzuspaltenden Vermögens erfolgt mit dinglicher Wirkung zum Zeitpunkt der Eintragung der Abspaltung in das Handelsregister der HVB AG (»Vollzugsdatum«).

4.4 In der DIA GmbH wird vor dem Wirksamwerden der Abspaltung das zu übertragende gewerbliche Immobilienfinanzierungsgeschäft der HVB AG zusammengefasst. Die von der DIA GmbH bereits im Zeitpunkt der Aufstellung des Spaltungsplans sowie die von ihr künftig gehaltenen Beteiligungen des gewerblichen Immobilienfinanzierungsgeschäfts werden in der Anlage 4.4-1 aufgeführt. Dabei wird unterschieden zwischen denjenigen Beteiligungen der DIA GmbH, die sie im Zeitpunkt der Aufstellung des Spaltungsplans bereits hält (»Struktur im Zeitpunkt der Aufstellung des Spaltungsplans«), denjenigen Beteiligungen, die von der DIA GmbH oder einer ihrer Tochtergesellschaften vor Anmeldung der Abspaltung zur Eintragung in das Handelsregister der HVB AG noch zu erwerben sind (»notwendige Transaktionsschritte«) und weiteren Maßnahmen, die derzeit nur erwogen werden, jedoch nicht Voraussetzung für die Registeranmeldung der Abspaltung sind (»erwogene Transaktionsschritte«). Der Vorstand wird angewiesen, die Abspaltung erst dann zur Eintragung in das Handelsregister der HVB AG anzumelden, wenn die notwendigen Transaktionsschritte durchgeführt sind.

4.5 Die HVB AG wird in der Zeit zwischen der Zustimmung der Hauptversammlung der übertragenden Gesellschaft und dem Vollzugsdatum über den Abspaltungsgegenstand sowie ihre Beteiligungen, die mit Durchführung der notwendigen Transaktionsschritte von der DIA GmbH vor Wirksamwerden der Abspaltung übernommen wurden, nur insoweit verfügen, als dies in Anlage 4.4-1 vorgesehen ist. Die HVB AG verpflichtet sich ferner, alle erforderlichen Maßnahmen für die Übertragung der HVB Bank Ireland gemäß Ziffer 5.2 der Anlage 4.4-1 zu ergreifen. Darüber hinaus wird sie, soweit rechtlich möglich, dafür Sorge tragen, dass die Isar-Seine Immobilien GmbH nur insoweit über ihre Beteiligungen verfügen wird, als dies in Anlage 4.4-1 vorgesehen ist.

4.6 Im übrigen wird die HVB AG, soweit rechtlich möglich, dafür Sorge tragen, dass die DIA GmbH in der Zeit zwischen der Zustimmung der Hauptversammlung der übertragenden Gesellschaft und dem Vollzugsdatum über ihre Beteiligungen in dem vorgenannten Zeitraum ebenfalls nur insoweit verfügt, als dies in Anlage 4.4-1 vorgesehen ist. Darüber hinaus wird die HVB AG dafür Sorge tragen, dass die DIA GmbH, soweit ihr dies rechtlich möglich ist, sicherstellt, dass die in diesem Zeitpunkt von ihr bereits gehaltenen Tochtergesellschaften in der Zeit zwischen der Zustimmung der Hauptversammlung der übertragenden Gesellschaft und dem Vollzugsdatum über ihre Beteiligungen ebenfalls nur insoweit verfügen, als dies in Anlage 4.4-1 vorgesehen ist.

5 MITWIRKUNGSPFLICHTEN

5.1 Soweit zur Erfüllung von vor dem Spaltungsstichtag begründeten Verpflichtungen oder zur Geltendmachung oder Durchsetzung von Rechten oder Ansprüchen der HVB AG und der mit ihr verbundenen Unternehmen die Mitwirkung von Gesellschaften erforderlich ist, die im Zeitpunkt des Wirksamwerdens der Abspaltung mit der Hypo Real Estate Holding verbunden sind, wird die Hypo Real Estate Holding sich nach besten Kräften bemühen, dass diese Gesellschaften die erforderlichen Mitwirkungshandlungen auch in Zukunft erbringen werden.

5.2 Die Hypo Real Estate Holding erhält von der HVB AG alle in ihrem Besitz befindlichen Urkunden, die zur Geltendmachung der Rechte und Ansprüche oder zur Abwehr von Ansprüchen oder Haftungen erforderlich sind, welche durch die Abspaltung unmittelbar oder – über verbundene Unternehmen – mittelbar auf die Hypo Real Estate Holding übergehen. Über die Zuordnung des Besitzes an Büchern, Aufzeichnungen, Betriebsdaten und sonstigen geschäftlichen Unterlagen,

welche den Abspaltungsgegenstand betreffen, werden sich HVB AG und Hypo Real Estate Holding unverzüglich nach Wirksamwerden der Abspaltung verständigen. Die Gesellschaft, die den Besitz der Unterlagen erhält, wird sie innerhalb der gesetzlichen Aufbewahrungsfristen für die andere Gesellschaft verwahren und sicherstellen, dass die andere Gesellschaft Einblick in diese Unterlagen nehmen und sich Ablichtungen fertigen kann; die andere Gesellschaft kann im Einzelfall verlangen, dass ihr die Unterlagen vor deren Vernichtung übergeben werden. Geschäfts- und Betriebsgeheimnisse sind vertraulich zu behandeln. Bei behördlichen Verfahren und Rechtsstreitigkeiten, die Zeiträume bis zum Vollzugsdatum betreffen, werden sich HVB AG und Hypo Real Estate Holding nach dem Vollzugsdatum gegenseitig unterstützen; sie werden sich insbesondere gegenseitig sämtliche Informationen und Unterlagen zur Verfügung stellen, die zur Erfüllung behördlicher Anforderungen oder zur Erbringung von Nachweisen gegenüber Behörden oder Gerichten notwendig oder zweckmäßig sind und wechselseitig auf eine angemessene Unterstützung durch ihre Mitarbeiter und die der mit ihnen verbundenen Unternehmen in solchen Verfahren hinwirken.

5.3 HVB AG und Hypo Real Estate Holding werden einander alle Informationen und Unterlagen zur Verfügung stellen, die sie für die Bilanzierung nach HGB, IAS oder deren US-amerikanischen Bilanzierungsregeln (US-GAAP) und für die Veröffentlichungen, zu denen sie nach Gesetz, Verwaltungsvorschriften, Börsenregeln sowie Anordnungen von Verwaltungsbehörden, Gerichten oder Wertpapierbörsen im In- und Ausland verpflichtet sind, benötigen.

6 GEGENLEISTUNG, GEWÄHRUNG VON ANTEILEN, TREUHÄNDER

6.1 Das Grundkapital der neu zu gründenden Hypo Real Estate Holding wird € 402.216.525,00 betragen und in 130.433.775 Stückaktien in Gestalt von auf den Inhaber lautenden Stammaktien (€ 391.301.325,00) sowie in 3.638.400 Stückaktien in Gestalt von auf den Inhaber lautenden Vorzugsaktien ohne Stimmrecht (€ 10.915.200,00) eingeteilt sein.

6.2 Als Gegenleistung für die Übertragung des abzuspaltenden Vermögens wird mit Wirksamwerden der Abspaltung den Aktionären der HVB AG nach Maßgabe der bisherigen Beteiligung kostenfrei folgendes gewährt:

6.2.1 Je 4 auf den Inhaber lautende Stammaktien der HVB AG mit einem auf je eine Stückaktie entfallenden anteiligen Betrag des Grundkapitals von € 3,00 jeweils 1 auf den Inhaber lautende Stammaktie der Hypo Real Estate Holding mit einem auf je eine Stückaktie entfallenden anteiligen Betrag des Grundkapitals von € 3,00.

6.2.2 Je 4 auf den Namen lautende Vorzugsaktien ohne Stimmrecht der HVB AG mit einem auf je eine Stückaktie entfallenden anteiligen Betrag des Grundkapitals von € 3,00 jeweils 1 Stückaktie in Gestalt von auf den Inhaber lautenden Vorzugsaktien ohne Stimmrecht der Hypo Real Estate Holding mit einem auf je eine Stückaktie entfallenden anteiligen Betrag des Grundkapitals von € 3,00.

Die von der Hypo Real Estate Holding zu gewährenden Aktien sind ab dem 1. Januar 2003 gewinnanteilsberechtigt.

6.3 Bei den gemäß Ziffer 6.2 zu gewährenden Aktien der Hypo Real Estate Holding handelt es sich um die gemäß Satzung dem Grundkapital der neu zu gründenden Hypo Real Estate Holding entsprechenden, neu geschaffenen Aktien. Von dem Grundkapital der Hypo Real Estate Holding, das gemäß § 3 ihrer Satzung € 402.216.525,00 beträgt und eingeteilt ist in 130.433.775 auf den Inhaber lautende Stammaktien und 3.638.400 auf den Inhaber lautende Vorzugsaktien ohne Stimmrecht, übernehmen gemäß Ziffer 6.2.1 die Stammaktionäre der HVB AG 130.433.775 Stammaktien und gemäß Ziffer 6.2.2 die Vorzugsaktionäre der HVB AG 3.638.400 Vorzugsaktien.

6.4 Die HVB AG bestellt die Warth&Klein Wirtschaftsprüfungsgesellschaft mbH, Düsseldorf, als Treuhänder für den Empfang der zu gewährenden Aktien der Hypo Real Estate Holding und deren Aushändigung an die Aktionäre der HVB AG.

7 GEWÄHRUNG BESONDERER RECHTE UND VORTEILE

7.1 Die HVB AG gewährt ihren Vorzugsaktionären Vorzugsaktien an der Hypo Real Estate Holding gemäß der Regelung in Ziffer 6.2.2. Die Ausstattung der Vorzugsaktien der Hypo Real Estate Holding ergibt sich aus § 4 Abs. 2 der Hypo Real Estate Holding-Satzung.

Zur Anpassung des Vorzugs der bei der HVB AG bestehenden Vorzugsaktien an die Abspaltung wird der den Vorzugsaktionären der HVB AG je Vorzugsaktie zustehende nachzahlbare Vorausgewinnanteil von € 0,08 entsprechend dem für Stammaktien vorgesehenen Zuteilungsverhältnis von 4:1 um € 0,016 auf € 0,064 herabgesetzt. Diese Anpassung erfolgt mit Wirkung ab Beginn des Geschäftsjahres, für das die Aktien der

Hypo Real Estate Holding erstmals gewinnanteilsberechtigt sind; § 6 Abs. 4 der HVB AG-Satzung wird entsprechend angepasst und erhält die in Anlage 7.1-1 wiedergegebene Fassung.

Der an die Vorzugsaktionäre der HVB AG nach der derzeit gültigen HVB AG-Satzung zu zahlende nachzahlbare Vorausgewinnanteil von € 0,08 je Stückaktie wird für das Geschäftsjahr 2002 nicht gezahlt. Dieser Rückstand wird im Verhältnis 4:1 so auf die Vorzugsaktien der HVB AG und der Hypo Real Estate Holding aufgeteilt, dass auf je eine Vorzugsaktie der HVB AG ein Teilbetrag von € 0,064 (der »HVB AG-Teilbetrag«) und auf je eine Vorzugsaktie der Hypo Real Estate Holding ein Teilbetrag von € 0,064 (der »Hypo Real Estate Holding-Teilbetrag«) entfällt. Sollten sich für spätere Geschäftsjahre, für die die Vorzugsaktien der Hypo Real Estate Holding noch nicht gewinnanteilsberechtigt sind, weitere Rückstände ergeben, werden diese mit Wirksamwerden der Abspaltung in dem selben Verhältnis aufgeteilt. Die Aufteilung erübrigt sich, soweit auf Rückstände Nachzahlungen aus Ergebnissen eines Geschäftsjahres, für die die Vorzugsaktien der Hypo Real Estate Holding noch nicht gewinnanteilsberechtigt sind, erfolgt sind. Werden die Rückstände von der jeweiligen Gesellschaft im nächsten Jahr nicht neben dem vollen Vorzug dieses Jahres nachgezahlt, so haben die Vorzugsaktionäre der jeweiligen Gesellschaft das Stimmrecht, bis die jeweiligen Rückstände nachgezahlt sind.

7.2 Die HVB AG hat im Jahre 1997 Genussrechte (WKN-Nr. 802180) emittiert (im folgenden: »HVB AG-Genussrechte«). Entsprechend dem in Ziff. 6.2 festgelegten Zuteilungsverhältnis für Aktien von 4:1 übernimmt die Hypo Real Estate Holding mit Wirksamwerden der Abspaltung anteilig die Verpflichtung der HVB AG zur Bedienung und Rückzahlung der Genussrechte und erhält die zur Erfüllung der Verpflichtungen notwendigen liquiden Mittel.

Die Inhaber von HVB AG-Genussrechten erhalten daher je Genussschein der HVB AG im Nennbetrag von DM 1.000.– (entspricht € 511,29) Genussrechte der Hypo Real Estate Holding im Nennbetrag von DM 200.– (entspricht € 102,258). In dem Umfang, in dem die Hypo Real Estate Holding die Verpflichtungen aus den HVB AG-Genussrechten übernimmt, gewährt die Hypo Real Estate Holding den Inhabern von HVB AG-Genussrechten ab Wirksamwerden der Abspaltung Hypo Real Estate Genussrechte nach Maßgabe der als Anlage 7.2-1 beigefügten Hypo Real Estate Holding-Genussscheinbedingungen.

Zur Anpassung der HVB AG-Genussrechte an die Abspaltung vermindert sich mit Wirksamwerden der Abspaltung der in § 1 Abs. 1 der Genussscheinbedingungen der HVB AG-Genussrechte festgelegte Nennbetrag von DM 1.000.000.000,00 (entspricht € 511.291.881,20) um DM 200.000.000,00 (entspricht € 102.258.376,24) auf DM 800.000.000,00 (entspricht € 409.033.504,96); die ursprüngliche Stückelung von DM 1.000.– je Genussschein (entspricht € 511,29) wird im Rahmen der Abspaltung auf eine Stückelung von DM 100.– je Genussschein (entspricht € 51,129) umgestellt. Die entsprechend betraglich angepassten HVB AG-Genussscheinbedingungen sind diesem Spaltungsplan als Anlage 7.2-2 beigefügt.

7.3 Sonstige Rechte im Sinne von §§ 135, 126 Abs. 1 Nr. 7 UmwG bestehen nicht und werden im Zusammenhang mit der Abspaltung auch nicht gewährt und es sind auch keine Maßnahmen im Sinne dieser Vorschrift vorgesehen.

7.4 Im Zeitpunkt der Aufstellung des Spaltungsplans ist Herr Kurt F. Viermetz Aufsichtsratsmitglied der HVB AG; darüber hinaus ist Herr Viermetz als Aufsichtsratsmitglied der Hypo Real Estate Holding vorgesehen. Im Übrigen gewährt die Hypo Real Estate Holding weder einem Vorstands- oder Aufsichtsratsmitglied noch einem Abschlussprüfer oder dem Spaltungsprüfer Vorteile im Sinne von § 126 Abs. 1 Nr. 8 UmwG.

8 FOLGEN FÜR DIE ARBEITNEHMER UND IHRE VERTRETUNGEN

8.1 Die betroffenen Arbeitnehmer sind in einzelnen Unternehmen beschäftigt, deren rechtliche Identität durch die Abspaltung unberührt bleibt. Ein Betriebsübergang gemäß § 613 a BGB findet somit nicht statt. Die Arbeitsverhältnisse, die mit den einzelnen Arbeitnehmern abgeschlossen sind, bestehen daher unverändert fort. Die Abspaltung hat auch keinen Einfluss auf den Kündigungsschutz der Arbeitnehmer.

Zum Zeitpunkt der Abspaltung sind im gewerblichen Immobilienfinanzierungsgeschäft (Geschäftsfeld Real Estate) der HVB Group ca. 2.725 Mitarbeiter beschäftigt.

Die neue Hypo Real Estate Group wird etwa 1.650 Stellen haben. Davon werden ca. 25 bis 30 Mitarbeiter in der Hypo Real Estate Holding beschäftigt sein.

Die Hypo Real Estate Bank International wird nach der Abspaltung in ihrer Zentrale in Irland ca. 85 zusätzliche Stellen aufbauen. Außerdem wird sie eine neue Niederlassung München mit ca. 54 Mitarbeitern gründen. Zum Teil kann es auf einzelvertraglicher Grundlage zu einem Wechsel von Mitarbeitern der HVB Group zur Hypo Real Estate Bank International kommen. Dies betrifft auch Mitarbeiter in New York und Stockholm.

Auf die den Mitarbeitern zugesagte betriebliche Altersversorgung (Direktzusage des Arbeitgebers und Unterstützungskasse bzw. Pensionskasse der Mitarbeiter der HVB AG bzw. des BVV Versicherungsvereins des Bankgewerbes a. G. bzw. der BVV Versorgungskasse des Bankgewerbes e.V.) hat die Abspaltung keine Auswirkungen.

Mit der Abspaltung können die mit der Hypo Real Estate Holding verbundenen Unternehmen nicht mehr in den Rahmen- bzw. Gruppenverträgen der HVB Group bleiben bzw. dort aufgenommen werden. Vielmehr müssen die Hypo Real Estate Holding und die mit ihr verbundenen Unternehmen (nachfolgend auch »Hypo Real Estate Group«) mit den bisherigen Vertragspartnern ein eigenes Kooperationsabkommen schließen. Die Gruppen- bzw. Rahmenvertragsbedingungen (z.B. zur Direktlebensversicherung oder zum Pensionsfonds) sind neu zu verhandeln. Wenn sich im Rahmen dieser Verhandlungen neue Konditionen ergeben, müssen gegebenenfalls daran anknüpfend die Regelungen zum Dienstvertrag wegen Verwendung von Entgeltanteilen für den HVB AG Pensionsfonds oder für eine Direktlebensversicherung angepasst werden.

Mitarbeiterbeteiligungsprogramme in Form von Stock Option-Plänen oder Stock Appreciation Rights bestehen nicht.

8.2 Die Abspaltung als solche wirkt sich auf die rechtliche Identität der einzelnen Unternehmen und deren organisatorische Aufteilung in einzelne Betriebe nicht aus. Daher bestehen die auf Betriebs- und Unternehmensebene gebildeten Mitarbeitervertretungen (Betriebsrat, Gesamtbetriebsrat, Wirtschaftsausschuss, Sprecherausschuss bzw. Unternehmenssprecherausschuss für leitende Angestellte) fort. Allerdings verliert der bei der HVB Group bestehende Konzernbetriebsrat seine Zuständigkeit für die von der Abspaltung betroffenen Unternehmen. Gleiches gilt für den Konzernsprecherausschuss und den Euro Council der HVB Group.

Die Vertreter der von der Abspaltung betroffenen Unternehmen im Konzernbetriebsrat bzw. Konzernsprecherausschuss verlieren ihre Mitgliedschaft mit der Abspaltung. Die Änderungen in der Zusammensetzung des Konzernbetriebsrats durch das Ausscheiden einzelner Mitglieder im Zuge der Abspaltung werden in der Anlage (»Namensliste«) zur Konzernbetriebsvereinbarung der HVB Group berücksichtigt.

Die in den einzelnen Unternehmen geltenden Gesamtbetriebsvereinbarungen und Betriebsvereinbarungen bleiben von der Abspaltung unberührt.

In der künftigen Hypo Real Estate-Group können ein Konzernbetriebsrat, ein Konzernsprecherausschuss und/oder ein EURO-Council gegründet werden, wenn die rechtlichen Voraussetzungen hierfür erfüllt sind.

Die Abspaltung hat keine Auswirkung auf bestehende tarifvertragliche Regelungen.

Die Änderung des Geschäftsmodells im Zuge der Abspaltung führt zu Restrukturierungen, die einzelne Personalveränderungen im Sinne der §§ 111 ff. BetrVG, insbesondere bei der HRE, der Württembergischen Hypothekenbank AG und der Westfälischen Hypothekenbank AG zur Folge haben. Hierzu finden bereits Gespräche mit den Mitarbeitervertretungen statt.

8.3 Die Abspaltung hat keinen Einfluss auf die Zusammensetzung des Aufsichtsrats der HVB AG; dem Aufsichtsrat der HVB AG gehören keine Mitarbeiter an, die der künftigen Hypo Real Estate Group zugeordnet sind.

Die Abspaltung hat keinen Einfluss auf die Zusammensetzung von Aufsichtsräten, die derzeit bei den Unternehmen der künftigen Hypo Real Estate Group nach den dort jeweils maßgeblichen Vorschriften gebildet sind.

Dem Aufsichtsrat der Hypo Real Estate Holding werden gemäß §§ 76 Abs. 6, 77a BetrVG 1952 keine Arbeitnehmervertreter angehören.

9 GEWÄHRLEISTUNG

Die HVB AG leistet der Hypo Real Estate Holding keine Gewähr für die Beschaffenheit des abzuspaltenden Vermögens. Auch im Übrigen können die HVB AG und die Hypo Real Estate Holding soweit gesetzlich zulässig und in diesem Spaltungsplan nicht ausdrücklich etwas anderes bestimmt ist, im Zusammenhang mit der Abspaltung nach diesem Spaltungsplan gegeneinander keine Ansprüche, gleich aus welchem Rechtsgrund, aus der Verletzung vertraglicher, vorvertraglicher oder gesetzlicher Verpflichtungen oder Zusicherungen geltend machen.

10 STICHTAGSÄNDERUNG

10.1 Falls die Abspaltung nicht bis zum 31. 12. 2003 in das Handelsregister der HVB AG eingetragen wird, gilt abweichend von Ziffer 3.1 der 01. 01. 2004, 00:00 Uhr, als Spaltungsstichtag und der 31. 12. 2003, 24:00 Uhr, als steuerlicher Übertragungsstichtag. In diesem Fall wird eine auf den 31. 12. 2003 aufgestellte Bilanz der HVB AG als Schlussbilanz nach Ziffer 3.2 zugrundegelegt. Bei einer weiteren Verzögerung der Eintragung über den 31. 12. des Folgejahres hinaus, verschieben sich die Stichtage jeweils um ein weiteres Jahr.

10.2 Falls die Abspaltung nicht bis zum 31. 12. 2003 in das Handelsregister der HVB AG eingetragen wird, sind die als Gegenleistung gewährten Aktien der Hypo Real Estate Holding abweichend von Ziffer 6.2 erst ab dem 01. 01. 2004 gewinnanteilsberechtigt. Bei einer weiteren Verzögerung der Eintragung über den 31. 12. des Folgejahres hinaus verschiebt sich der Beginn der Gewinnanteilsberechtigung jeweils um ein weiteres Jahr.

11 ANPASSUNGEN AN ZWISCHENZEITLICHE ÄNDERUNGEN

Wenn die HVB AG vor Wirksamwerden der Abspaltung ihr Grundkapital durch Ausgabe neuer Aktien gegen Einlagen erhöht, werden die Regelungen dieses Spaltungsplans wie folgt angepasst:

11.1 Die Zahl der Stammaktien der HVB AG, auf die gemäß Ziffer 6.2 eine Stammaktie der Hypo Real Estate Holding gewährt wird, erhöht sich in dem Verhältnis, in dem sich das Grundkapital der HVB AG mit Durchführung der Kapitalerhöhung erhöht. Entsprechendes gilt für die Vorzugsaktien.

11.2 Der den Vorzugsaktionären der HVB AG je Vorzugsaktie zustehende nachzahlbare Vorausgewinnanteil ist der Quotient, der sich ergibt aus der Division der Summe aus (i) € 0,064 multipliziert mit der Zahl der vor Kapitalerhöhung bestehenden Vorzugsaktien bei der HVB AG und (ii) € 0,08 multipliziert mit der Zahl der durch die Kapitalerhöhung bei der HVB AG geschaffenen Vorzugsaktien (nachfolgend »Neue HVB AG-Vorzugsaktien« genannt) geteilt durch die Zahl der nach Kapitalerhöhung insgesamt bei der HVB AG bestehenden Vorzugsaktien (das Ergebnis nachfolgend auch der »Angepasste HVB AG-Vorausgewinnanteil« genannt).

Der den Vorzugsaktionären der Hypo Real Estate Holding gemäß Ziffer 7.1 je Vorzugsaktie zu gewährende nachzahlbare Vorausgewinnanteil bleibt unverändert.

Neue HVB AG-Vorzugsaktien nehmen an Rückständen aus Geschäftsjahren, für die die Neuen HVB AG-Vorzugsaktien nicht gewinnanteilsberechtigt sind, nicht teil; gleiches gilt für die Vorzugsaktien der Hypo Real Estate Holding, die gemäß Ziffer 6.2 für Neue HVB AG-Vorzugsaktien gewährt werden (nachfolgend »Neue Hypo Real Estate Holding-Vorzugsaktien« genannt).

Hinsichtlich dieser Rückstände findet Ziffer 7.1, dritter Unterabsatz, ausschließlich auf die vor der Kapitalerhöhung bestehenden Vorzugsaktien der HVB AG und die dafür gemäß Ziffer 6.2 zu gewährenden Vorzugsaktien der Hypo Real Estate Holding entsprechende Anwendung, wobei an die Stelle des HVB AG-Teilbetrages der Angepasste HVB AG-Vorausgewinnanteil tritt; der Hypo Real Estate Holding-Teilbetrag bleibt für diese Berechnung unverändert.

Rückstände aus Geschäftsjahren, für die die Neuen HVB AG-Vorzugsaktien gewinnanteilsberechtigt sind, werden in entsprechender Anwendung von Ziffer 7.1, dritter Unterabsatz, auf sämtliche Vorzugsaktien aufgeteilt, wobei an die Stelle des HVB AG-Teilbetrages der Angepasste HVB AG-Vorausgewinnanteil tritt; der Hypo Real Estate Holding-Teilbetrag bleibt für diese Berechnung unverändert.

Die HVB AG ist verpflichtet, ihre Satzung so bald wie möglich den vorstehenden Regelungen anzupassen. Bis zum Wirksamwerden der Satzungsänderung werden sich HVB AG und Hypo Real Estate Holding im Verhältnis zueinander und im Verhältnis zu ihren Aktionären wirtschaftlich so stellen, wie sie stünden, wenn die vorstehenden Regelungen Bestandteil der Satzung der HVB AG wären.

11.3 Die Übernahme der Verpflichtung der HVB AG zur Bedienung und Rückzahlung der Genussrechte durch die Hypo Real Estate Holding erfolgt durch Multiplikation des gesamten Genussrechtskapitals von DM 1 Mrd. mit dem Quotienten, der entsteht durch Division von 1 durch die Summe von (i) 5 und (ii) 4 multipliziert mit dem Erhöhungsprozentsatzes des Eigenkapitals. Der Erhöhungsprozentsatz des Eigenkapitals ergibt sich durch Division des Betrags der Kapitalerhöhung durch das Eigenkapital i. S.v. § 266 Abs. 3 A HGB der HVB AG vor Kapitalerhöhung zum Spaltungsstichtag.

12 WIRKSAMKEIT, ZUSTIMMUNG DER ANTEILSINHABER

Die Abspaltung wird nur wirksam, wenn diesem Spaltungsplan die Hauptversammlung der HVB AG zugestimmt hat, die neu zu gründende Hypo Real Estate Holding in das Handelsregister der Hypo Real Estate Holding und die Abspaltung in das Handelsregister der HVB AG eingetragen ist.

13 LÖSUNGSRECHT

Wenn die Abspaltung nicht bis zum Ablauf des 31. 12. 2003 durch Eintragung in das Handelsregister der HVB AG wirksam geworden ist, ist die HVB AG berechtigt, sich durch einen Vorstandsbeschluss, der der Zustimmung des Aufsichtsrates bedarf, ohne erneute Zustimmung der Hauptversammlung der HVB AG zu jedem Zeitpunkt mit sofortiger Wirkung von diesem Spaltungsplan zu lösen.

14 SCHLUSSBESTIMMUNGEN

Sollten eine oder mehrere Bestimmungen des Spaltungsplans ganz oder teilweise unwirksam sein oder sich als undurchführbar erweisen, so wird die Wirksamkeit des Spaltungsplans im Übrigen hiervon nicht berührt. Ganz oder teilweise unwirksame oder undurchführbare Bestimmungen werden durch eine wirksame Bestimmung ersetzt, die dem wirtschaftlich gewollten Zweck entspricht und dem Inhalt der zu ersetzenden Bestimmung möglichst nahe kommt. Dies gilt entsprechend, wenn sich herausstellt, dass der Spaltungsplan Regelungslücken hat.

BESTELLUNG AUFSICHTSRAT

Der erste Aufsichtsrat der Hypo Real Estate Holding setzt sich gemäß §§ 96 Abs. 1, 101 Abs. 1 AktG ausschließlich aus Aufsichtsratsmitgliedern der Aktionäre zusammen. Nach § 135 Abs. 2 UmwG, §§ 30 Abs. 1, 31 Abs. 1 AktG i.V. m. § 7 Abs. 1 der Satzung der Hypo Real Estate Holding besteht der erste Aufsichtsrat der Hypo Real Estate Holding aus drei Mitgliedern. Die Amtszeit des ersten Aufsichtsrats der Hypo Real Estate Holding endet mit Ablauf der Hauptversammlung, die über die Entlastung für das erste Geschäftsjahr der Hypo Real Estate Holding beschließt.

Unter dem Vorbehalt der Zustimmung der Hauptversammlung der HVB AG werden hiermit folgende Personen zu Mitgliedern des ersten Aufsichtsrats der Hypo Real Estate Holding bestellt:

Herr Kurt F. Viermetz,
Vorsitzender des Aufsichtsrats,
Ehemaliger Vice Chairman der J. P. Morgan & Co. Inc., Rye und München

Dr. Ferdinand Graf von Ballestrem,
Vorstandsmitglied der MAN AG, München

Herr Götz Wricke,
Vorstandsvorsitzender der Hamburg-Mannheimer Versicherungs-AG, Hamburg

Die weiteren Mandate, welche die vorgeschlagenen Damen / Herren bei Aktiengesellschaften, die gesetzlich einen Aufsichtsrat zu bilden haben, und bei anderen vergleichbaren Kontrollgremien innehaben, sind dem Spaltungsplan als Anlage Aufsichtsrat beigefügt.

BESTELLUNG ABSCHLUSSPRÜFER

Der erste Abschlussprüfer der Hypo Real Estate Holding ist von deren Gründerin, der HVB AG, zu bestellen. Die HVB AG bestellt hiermit die

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, München

zum ersten Abschlussprüfer der Hypo Real Estate Holding AG.

München, den 26. März 2003

Anlagen zum Spaltungsplan

Anlage 2.2-1:
Satzung der Hypo Real Estate Holding

Anlage 4.4-1:
Unmittelbare und mittelbare Beteiligungen der DIA GmbH/weitere Transaktionsschritte

Anlage 7.1-1:
§ 6 Abs. 4 Satzung der HVB AG in der nach Abspaltung geltenden Fassung

Anlage 7.2.-1:
Genussscheinbedingungen der Hypo Real Estate Holding

Anlage 7.2-2:
Genussscheinbedingungen der HVB AG in der nach Abspaltung geltenden Fassung

Anlage Aufsichtsrat

SATZUNG DER HYPO REAL ESTATE HOLDING AG

§ 1 Firma, Sitz der Gesellschaft

(1) Die Firma der Gesellschaft lautet:

Hypo Real Estate Holding AG.

(2) Die Gesellschaft hat ihren Sitz in München.

§ 2 Gegenstand des Unternehmens

(1) Gegenstand der Gesellschaft ist die Leitung einer internationalen Unternehmensgruppe, die insbesondere im Bereich der Immobilienfinanzierung, der immobilienbezogenen Bankgeschäfte, des Immobiliengeschäfts und aller damit jeweils in Zusammenhang stehenden Finanzierungs-, Beratungs-, Vermittlungs- und sonstigen Dienstleistungen aller Art sowie im sonstigen Bankgeschäft tätig ist. Die Gesellschaft kann auch Beteiligungen an Hypothekenbanken, Geschäftsbanken und Banken mit Gemischtbankenstatus sowie Finanzdienstleistungsinstituten halten. Ausgenommen vom Geschäftsgegenstand sind solche Geschäfte, die einer staatlichen Genehmigung bedürfen, insbesondere das Betreiben von Bankgeschäften im Sinne des § 1 Abs. 1 KWG sowie von Finanzdienstleistungsgeschäften im Sinne des § 1 Abs. 1a KWG.

(2) Die Gesellschaft ist zu allen Geschäften und Maßnahmen berechtigt, die geeignet erscheinen, dem Gegenstand des Unternehmens zu dienen. Sie kann andere Unternehmen gründen, erwerben und sich an ihnen beteiligen. Die Gesellschaft kann Unternehmen, an denen sie beteiligt ist, strukturell verändern, unter einheitlicher Leitung zusammenfassen oder sich auf deren Verwaltung beschränken sowie über ihren Beteiligungsbesitz verfügen.

§ 3 Grundkapital und Aktien

(1) Das Grundkapital der Gesellschaft beträgt

€ 402.216.525,00

und ist eingeteilt in

a) 130.433.775 auf Inhaber lautende Stammaktien (Stückaktien)

b) 3.638.400 auf den Inhaber lautende Vorzugsaktien ohne Stimmrecht (Stückaktien).

(2) Der Vorstand ist ermächtigt, bis zum 13. Mai 2008 das Grundkapital der Gesellschaft mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Aktien gegen Bar- oder Sacheinlagen einmalig oder mehrmalig, jedoch insgesamt höchstens um nominal € 120.000.000,00 durch Ausgabe von bis zu 40.000.000 Stückaktien zu erhöhen (Genehmigtes Kapital 2003/I).

Bei Aktienausgaben gegen Sacheinlagen ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen. Wird das Kapital gegen Bareinlagen erhöht, ist den Aktionären ein Bezugsrecht einzuräumen. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen. Der Vorstand ist ferner ermächtigt, im Falle von Kapitalerhöhungen gegen Bareinlagen mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 AktG ausgegebenen Aktien insgesamt 10% des Grundkapitals nicht überschreiten; bei der Berechnung von 10% des Grundkapitals ist die Veräußerung eigener Aktien anzurechnen, sofern sie gemäß § 186 Abs. 3 Satz 4 AktG unter Ausschluss des Bezugsrechts erfolgt.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der aktienrechtlichen Bedingungen der Aktienausgabe festzulegen.

Es dürfen entweder nur Stammaktien oder Stammaktien und stimmrechtslose Vorzugsaktien, die mit den gleichen Rechten wie die bereits bestehenden Vorzugsaktien ohne Stimmrecht ausgestattet sind, ausgegeben werden.

Für den Fall der Ausgabe von Stammaktien und Vorzugsaktien steht unter entsprechendem Ausschluss des Bezugsrechts auf Stammaktien in diesem Fall ein Bezugsrecht auf Vorzugsaktien ausschließlich den Vorzugsaktionären zu; dabei darf der prozentuale Anteil der Vorzugsaktien am Grundkapital nicht erhöht werden.

Bei Ausgabe neuer Aktien kann für diese eine von § 60 Abs. 2 Satz 3 AktG abweichende Gewinnbeteiligung festgesetzt werden.

§ 4 Stammaktien/Vorzugsaktien/Verbriefung

(1) Die Aktien lauten auf den Inhaber.

(2) a) Die Vorzugsaktien sind stimmrechtslos und erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von € 0,064 je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbständiges Recht eingeräumt. Die Ausgabe weiterer Vorzugsaktien ohne Stimmrecht mit gleichstehenden Rechten bleibt vorbehalten.

b) Für das Geschäftsjahr 2002 der Bayerische Hypo- und Vereinsbank Aktiengesellschaft hat sich ein Rückstand von € 0,08 je Vorzugsaktie der Bayerische Hypo- und Vereinsbank Aktiengesellschaft ergeben. Dieser Rückstand wird gemäß Ziff. 7.1. des am 26. März 2003 aufgestellten Spaltungsplans im Verhältnis 4:1 so aufgeteilt, dass auf je eine Vorzugsaktie der Bayerische Hypo- und Vereinsbank Aktiengesellschaft ein Teilbetrag von € 0,064 und auf je eine Vorzugsaktie der Gesellschaft ein Teilbetrag von € 0,064 entfällt.

Sollten sich für spätere Geschäftsjahre, für die die Vorzugsaktien der Gesellschaft noch nicht gewinnanteilsberechtigt sind, weitere Rückstände je Vorzugsaktie der Bayerische Hypo- und Vereinsbank Aktiengesellschaft ergeben, werden diese mit Wirksamwerden der Abspaltung in dem selben Verhältnis aufgeteilt. Diese Aufteilung erübrigt sich, soweit auf Rückstände Nachzahlungen aus Ergebnissen eines Geschäftsjahres, für die die Vorzugsaktien der Gesellschaft noch nicht gewinnanteilsberechtigt sind, erfolgt sind.

(3) Form und Inhalt der Aktienurkunden sowie der Gewinnanteil- und Erneuerungsscheine bestimmt der Vorstand.

(4) Ein Anspruch der Aktionäre auf Verbriefung ihrer Anteile ist ausgeschlossen, soweit nicht eine Verbriefung nach den Regeln erforderlich ist, die an einer Börse gelten, an der die Aktie zugelassen ist.

§ 5 Vorstand

Der Vorstand der Gesellschaft besteht aus mindestens zwei Mitgliedern. Im übrigen bestimmt der Aufsichtsrat die Zahl der Mitglieder des Vorstands.

§ 6 Gesetzliche Vertretung

Die Gesellschaft wird gesetzlich vertreten durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen.

§ 7 Aufsichtsrat

(1) Der Aufsichtsrat besteht aus drei Mitgliedern.

(2) Die Mitglieder des Aufsichtsrates werden für die Zeit bis zur Beendigung derjenigen Hauptversammlung gewählt, die über die Entlastung für das vierte Geschäftsjahr nach der Wahl beschließt. Das Geschäftsjahr, in dem die Amtszeit beginnt, wird nicht mitgerechnet.

(3) Ersatzwahlen erfolgen für den Rest der Amtsdauer des ausgeschiedenen Aufsichtsratsmitglieds.

(4) Die Mitglieder und die Ersatzmitglieder des Aufsichtsrates können ihr Amt jederzeit durch schriftliche Erklärung gegenüber dem Vorstand der Gesellschaft niederlegen.

(5) Die Hauptversammlung darf nicht mehr als zwei ehemalige Mitglieder des Vorstands der Gesellschaft in den Aufsichtsrat wählen. Sie darf ferner keine Personen in den Aufsichtsrat wählen, die zum Zeitpunkt ihrer Wahl Organfunktionen oder Beratungsaufgaben bei wesentlichen Wettbewerbern der Gesellschaft oder bei wesentlichen Wettbewerbern ihrer Konzernunternehmen ausüben oder, soweit sie gleichzeitig als Vorstandsmitglieder einer börsennotierten Gesellschaft tätig sind, neben dem Aufsichtsratmandat für die Gesellschaft mehr als vier weitere Aufsichtsratsmandate in konzernexternen börsennotierten Gesellschaften ausüben.

§ 8 Aufgaben und Befugnisse des Aufsichtsrats

(1) Der Aufsichtsrat hat alle Aufgaben und Rechte, die ihm durch das Gesetz, die Satzung oder in sonstiger Weise zugewiesen werden. Er hat insbesondere den Vorstand bei seiner Geschäftsführung zu überwachen und zu beraten.

(2) Der Vorstand hat dem Aufsichtsrat laufend in dem vom Gesetz festgelegten Umfang zur berichten.

(3) Der Aufsichtsrat bestimmt einen Katalog zustimmungspflichtiger Geschäfte für den Vorstand.

(4) Der Aufsichtsrat ist berechtigt, Änderungen der Satzung, die nur die Fassung betreffen, zu beschließen.

§ 9 Aufsichtsratsvorsitz

(1) Der Aufsichtsrat wählt aus seiner Mitte einen Vorsitzenden und einen oder mehrere Stellvertreter.

(2) Im Falle des Ausscheidens des Vorsitzenden oder eines Stellvertreters wird unverzüglich ein Nachfolger gewählt.

§ 10 Beschlussfassungen im Aufsichtsrat

(1) Der Aufsichtsrat ist beschlussfähig, wenn alle drei Mitglieder an der Beschlussfassung teilnehmen. Aufsichtsratsmitglieder können mit Zustimmung des Vorsitzenden auch per Telefon oder Videokonferenz an einer Sitzung des Aufsichtsrates teilnehmen. Eine Stimmenthaltung ist ohne Einflussnahme auf die Beschlussfähigkeit.

(2) Die Beschlüsse werden mit einfacher Mehrheit der abgegebenen Stimmen gefasst, soweit nicht gesetzlich andere Mehrheiten vorgeschrieben sind.

(3) Der Vorsitzende des Aufsichtsrats – im Falle seiner Verhinderung sein Stellvertreter – kann einen Beschluss des Aufsichtsrates im Wege einer schriftlichen, telefonischen, per Telefax, per Videokonferenz oder per e-mail durchgeführten Abstimmung – sowie durch eine Kombination dieser Kommunikationsmedien – herbeiführen. Ebenso kann der Aufsichtsratsvorsitzende im Rahmen einer Präsenzsitzung die Abstimmung einzelner Aufsichtsratsmitglieder im Wege der vorgenannten Verfahren zulassen. Ein Widerspruchsrecht einzelner Aufsichtsratsmitglieder gegen eine Beschlussfassung im Wege der vorgenannten Verfahren besteht nicht. Diese Regelung gilt entsprechend für die Beschlussfassung in Ausschüssen.

§ 11 Vergütung der Aufsichtsratsmitglieder

(1) Die Mitglieder des Aufsichtsrats erhalten außer dem Ersatz ihrer Auslagen und der auf die Aufsichtsratstätigkeit entfallenden Umsatzsteuer eine feste, nach Ablauf des Geschäftsjahres zahlbare Vergütung, die für das einzelne Mitglied jährlich € 60.000,00 beträgt.

Der Vorsitzende erhält das Eineinhalbfache der genannten Vergütungen.

(2) Die Gesellschaft kann zugunsten der Mitglieder des Aufsichtsrats eine Haftpflichtversicherung abschließen, welche die gesetzliche Haftpflicht aus der Aufsichtsratstätigkeit abdeckt.

§ 12 Hauptversammlung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, an einem deutschen Börsenplatz oder an einem inländischen Ort mit mehr als 100.000 Einwohnern statt.

(2) Die Hauptversammlung darf in Ton und Bild übertragen werden. Die näheren Einzelheiten werden vom Vorstand mit Zustimmung des Aufsichtsrats festgelegt; soweit eine Übertragung der Hauptversammlung in Ton und Bild stattfindet, ist hierauf sowie auf die weiteren Einzelheiten in der Einladung zur Hauptversammlung hinzuweisen.

(3) Die Mitglieder von Vorstand und Aufsichtsrat sollen an der Hauptversammlung teilnehmen.

§ 13 Einberufung der Hauptversammlung

(1) Die Hauptversammlung wird durch den Vorstand oder den Aufsichtsrat einberufen.

(2) Die Einberufung muss mindestens einen Monat vor dem Tag, bis zu dessen Ablauf die Aktien entsprechend § 14 dieser Satzung spätestens hinterlegt sein müssen, in den Gesellschaftsblättern bekannt gemacht werden, wobei der Tag der Veröffentlichung und der letzte Hinterlegungstag nicht mitgerechnet werden.

§ 14 Teilnahme an der Hauptversammlung

(1) Zur Teilnahme an der Hauptversammlung ist jeder Aktionär berechtigt.

(2) Um in der Hauptversammlung das Stimmrecht ausüben zu können, müssen die Aktionäre ihre Aktien spätestens bis zum Ablauf des fünften Tages vor dem Versammlungstag bei der Gesellschaft oder bei einem Notar oder bei einer Wertpapiersammelbank oder bei den sonst in der Einladungsbekanntmachung bezeichneten Stellen bis zur Beendigung der Hauptversammlung hinterlegen. Fällt der letzte Tag der Hinterlegungsfrist auf einen Sonntag, einen am Hinterlegungsort staatlich anerkannten Feiertag oder einen Tag, an dem die Schalter der Kreditinstitute geschlossen sind, so endet die Hinterlegungsfrist am ersten auf diesen Tag folgenden Arbeitstag der Kreditinstitute.

(3) Der Hinterlegung wird auch dadurch genügt, dass Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei anderen Kreditinstituten bis zur Beendigung der Hauptversammlung gesperrt werden.

(4) Im Falle der Hinterlegung der Aktien bei einem Notar oder bei einer Wertpapiersammelbank ist die von diesen auszustellende Bescheinigung spätestens an dem Tag nach Ablauf der Hinterlegungsfrist bei der Gesellschaft einzureichen.

§ 15 Stimmrecht

(1) Jede Stammaktie gewährt eine Stimme.

(2) Soweit den Vorzugsaktionären nach dem Gesetz ein Stimmrecht zusteht, gewährt jede Vorzugsaktie eine Stimme.

§ 16 Leitung der Hauptversammlung

(1) Die Hauptversammlung leitet der Vorsitzende des Aufsichtsrates, bei seiner Verhinderung sein Stellvertreter.

(2) Der Versammlungsleiter bestimmt die Reihenfolge der Verhandlungsgegenstände und die Form der Abstimmung, soweit nicht die Hauptversammlung hierüber beschließt.

§ 17 Beschlüsse der Hauptversammlung

(1) Die Hauptversammlung beschließt – soweit gesetzlich nicht eine größere Mehrheit vorgesehen ist – mit einfacher Mehrheit der abgegebenen Stimmen. In den Fällen, in denen das Gesetz zusätzlich eine Kapitalmehrheit vorschreibt, genügt, soweit dies gesetzlich zulässig ist, die einfache Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals.

(2) Wenn bei Wahlen im ersten Wahlgang eine Stimmenmehrheit nicht erzielt wird, findet eine engere Wahl zwischen den zwei Bewerbern statt, die die meisten Stimmen erhalten haben. Bei Stimmengleichheit im zweiten Wahlgang entscheidet das Los.

§ 18 Geschäftsjahr

Das Geschäftsjahr ist das Kalenderjahr. Das erste Geschäftsjahr endet am 31. Dezember des Jahres, in dem die Gesellschaft in das Handelsregister eingetragen worden ist.

§ 19 Veröffentlichungen der Gesellschaft

(1) Die Bekanntmachungen der Gesellschaft erfolgen durch Veröffentlichung im elektronischen Bundesanzeiger.

(2) Die Bekanntmachungen der Gesellschaft sollen auch auf einer Internet-Seite der Gesellschaft für ihre Aktionäre zur Verfügung gestellt werden.

§ 20 Jahresabschluss/Entlastung

(1) In den ersten drei Monaten des Geschäftsjahres hat der Vorstand für das vergangene Geschäftsjahr den um einen Anhang erweiterten Jahresabschluss aufzustellen sowie den Lagebericht zu erstatten und dem Aufsichtsrat vorzulegen. Der Aufsichtsrat erteilt dem Abschlussprüfer den Prüfungsauftrag und leitet ihm die zu prüfenden Unterlagen unverzüglich zu.

(2) In den ersten acht Monaten des Geschäftsjahres beschließt die Hauptversammlung für das vergangene Geschäftsjahr über die Entlastung des Vorstandes und des Aufsichtsrates, die Gewinnverwendung und die Wahl des Abschlussprüfers, in den gesetzlich vorgesehenen Fällen auch über die Feststellung des Jahresabschlusses (ordentliche Hauptversammlung).

§ 21 Gewinnverwendung

(1) Der Bilanzgewinn der Gesellschaft wird in nachfolgender Reihenfolge verwandt:
   (a) zur Nachzahlung etwaiger Rückstände von Gewinnanteilen auf die Vorzugsaktien ohne Stimmrecht aus den Vorjahren in der Reihenfolge ihrer Entstehung;
   (b) zur Zahlung eines Vorausgewinnanteils auf die stimmrechtlosen Vorzugsaktien gemäß § 4 Absatz 2;
   (c) zur gleichmäßigen Zahlung etwaiger weiterer Gewinnanteile auf die Stamm- und Vorzugsaktien, soweit die Hauptversammlung keine andere Verwendung beschließt.

(2) Die Hauptversammlung kann anstelle einer Barausschüttung ganz oder zum Teil eine Verwendung des Bilanzgewinnes im Wege einer Sachausschüttung beschließen.

§ 22 Sacheinlage bei Gründung im Rahmen der Abspaltung

(1) Die Gesellschaft hat gemäß Spaltungsplan vom 26. März 2003 im Wege der Abspaltung zur Neugründung gem. §§ 123 Abs. 2 Nr. 1, 131 Abs. 1 Nr. 1, 135 Abs. 1 S. 1 UmwG mit Wirkung zum 31. Dezember 2002 und mit Gewinnbezugsrecht ab 1. Januar 2003 von der Gründerin Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, eingetragen im Handelsregister des Amtsgerichts München unter HR B 42148, sämtliche Geschäftsanteile an der DIA Vermögensverwaltungs-GmbH, München, eingetragen im Handelsregister des Amtsgerichts München unter HR B 108125, im Nominalbetrag von insgesamt € 100.000,00 als Sacheinlage zu einem festgesetzten Wert von € 402.216.525,00 übernommen.

Die Aktionäre der Bayerische Hypo- und Vereinsbank Aktiengesellschaft erhalten dafür insgesamt 134.072.175 Stückaktien der Gesellschaft und zwar 130.433.775 Stammaktien zu einem Ausgabebetrag von jeweils € 3,00, und 3.638.400 Vorzugsaktien zu einem Ausgabebetrag von jeweils € 3,00. Eine Stammaktie und eine Vorzugsaktie entsprechen jeweils einem anteiligen Betrag am Grundkapital von € 3,00.

(2) Die Gesellschaft übernimmt Gründungskosten in Höhe von bis zu € 10.000.000,00.

Anlage 4.4-1 zum Spaltungsplan der HVB AG

Die DIA Vermögensverwaltungs-GmbH (nachfolgend »DIA GmbH« genannt) hält im Zeitpunkt der Aufstellung des Spaltungsplans bereits verschiedene Beteiligungen (nachfolgend wird dieser Status quo jeweils dargestellt unter »Struktur im Zeitpunkt der Aufstellung des Spaltungsplans«). Bis zum Zeitpunkt der Eintragung der Abspaltung in das Handelsregister der HVB AG werden sowohl die DIA GmbH als auch die zu diesem Zeitpunkt von ihr gehaltenen Beteiligungen weitere Beteiligungen erwerben (nachfolgend *»notwendige Transaktionsschritte«* genannt); diese *notwendigen Transaktionsschritte* sind auch Grundlage des Beschlusses der Hauptversammlung der HVB AG über die Abspaltung. Darüber hinaus werden noch zusätzliche *Transaktionsschritte* und Maßnahmen *erwogen,* die jedoch nicht Grundlage des Beschlusses der Hauptversammlung der HVB AG über die Abspaltung sind, sondern nur zur Optimierung der künftigen Konzernstruktur *erwogen* und hier lediglich informationshalber genannt werden (nachfolgend *»erwogene Transaktionsschritte«* genannt):

1. DIA GmbH

1.1 Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Die DIA GmbH hält im Zeitpunkt der Aufstellung des Spaltungsplans die nachfolgend genannten Beteiligungen, soweit sie unter den Ziffern 2 – 8 als im Zeitpunkt der Aufstellung des Spaltungsplans von der DIA GmbH gehaltene Beteiligungen aufgeführt werden.

1.2 Erwogene Transaktionsschritte

Es wird erwogen, die DIA GmbH nach Wirksamwerden der Abspaltung durch Eintragung in das Handelsregister der HVB AG auf die Hypo Real Estate Holding zu verschmelzen.

2. HVB Real Estate Bank Aktiengesellschaft, München

Die HVB Real Estate Bank Aktiengesellschaft (nachfolgend »HRE« genannt) mit Sitz in München ist eingetragen im Handelsregister des Amtsgerichts München unter HR B 41054. Das Grundkapital der Gesellschaft beträgt € 132.860.432,67 und ist eingeteilt in 51.970.484 Stückaktien in Gestalt von auf den Inhaber lautende Stammaktien.

2.1 Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Im Zeitpunkt der Aufstellung des Spaltungsplans hat die HVB AG 96,91% der Anteile an der HRE im Wege einer Sachkapitalerhöhung in die DIA GmbH eingebracht. Die notarielle Beurkundung, die Übertragung der 50.363.661 Stückaktien auf die DIA GmbH sowie die Anmeldung zur Eintragung in das Handelsregister wurden im Zeitpunkt der Aufstellung des Spaltungsplans bereits vorgenommen. Die Eintragung in das Handelsregister der DIA GmbH, die Voraussetzung für die Wirksamkeit der Sachkapitalerhöhung ist, ist zu diesem Zeitpunkt noch nicht erfolgt.

Im Zeitpunkt der Aufstellung des Spaltungsplans bereitet die DIA GmbH mit Blick auf die Einbringung der HRE und ihre dadurch bedingte Stellung als Hauptaktionär der HRE ein Verfahren zum Ausschluss der Minderheitenaktionäre nach §§ 327 a ff. AktG (sog. Squeeze out) vor.

2.2 Notwendige Transaktionsschritte

Die im Wege der Einbringung der Beteiligung an der HRE durch die HVB AG erfolgende Sachkapitalerhöhung muss bis zum Wirksamwerden der Abspaltung in das Handelsregister der DIA GmbH eingetragen sein.

2.3 Erwogene Transaktionsschritte

Nach Wirksamwerden der Einbringung der Beteiligung an der HRE durch die HVB AG wird die DIA GmbH als Hauptaktionär der HRE den Squeeze out durchführen. Nach Eintragung des Squeeze out in das Handelsregister der HRE wird schließlich die DIA GmbH 100% der Anteile an der HRE halten.

Die HRE soll in Hypo Real Estate Bank AG umfirmieren.

3. Westfälische Hypothekenbank AG, Dortmund

Die Westfälische Hypothekenbank AG (nachfolgend »WestHyp« genannt) mit Sitz in Dortmund ist eingetragen im Handelsregister des Amtsgerichts Dortmund unter HRB 4152. Das Grundkapital der Gesellschaft beträgt € 39.000.000,00 und ist eingeteilt in 78.000 Stückaktien in Gestalt von auf den Inhaber lautenden Stammaktien.

3.1 Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Im Zeitpunkt der Aufstellung des Spaltungsplans hält die DIA GmbH 58.500 Stückaktien der WestHyp, mithin 75% der Anteile der WestHyp. Im übrigen halten im Zeitpunkt der Aufstellung des Spaltungsplans 12,5% der Anteile die Deutsche Herold Allgemeine Versicherungs-AG und 12,5% der Anteile die Deutsche Herold Lebensversicherungs-AG.

3.2 Notwendige Transaktionsschritte

Keine.

3.3 Erwogene Transaktionsschritte

Die DIA GmbH erwägt, ihre Beteiligung an der WestHyp auf die HRE zu übertragen. Die WestHyp würde nach dieser Übertragung nicht mehr unmittelbar von der DIA GmbH gehalten, sondern wäre eine Beteiligung der HRE.

Ferner wird erwogen, die 75%-Beteiligung an der WestHyp durch Erwerb der übrigen 25% der Anteile auf 100% zu erhöhen. Nach erfolgreichem Erwerb dieser Anteile würde die DIA GmbH bzw. nach Übertragung der WestHyp auf die HRE dann die HRE 100% der Anteile der WestHyp halten.

Schließlich wird erwogen, die WestHyp nach Wirksamwerden des Squeeze out bei der HRE auf die HRE zu verschmelzen.

4. Württembergische Hypothekenbank AG, Stuttgart

Die Württembergische Hypothekenbank AG (nachfolgend »WürttHyp« genannt) mit Sitz in Stuttgart ist eingetragen im Handelsregister des Amtsgerichts Stuttgart unter HR B 103. Das gezeichnete Kapital der Gesellschaft beträgt € 33.477.600 und ist eingeteilt in 12.876.000 Stückaktien in der Gestalt von auf den Inhaber lautenden Stammaktien.

4.1 Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Im Zeitpunkt der Aufstellung des Spaltungsplans hält die DIA GmbH 9.767.489 Stückaktien der WürttHyp, mithin 75,86% der Anteile der WürttHyp. Im übrigen setzt sich die Aktionärsstruktur im Zeitpunkt der Aufstellung des Spaltungsplans wie folgt zusammen: 14,25% der Anteile hält die Deutsche Zentral-Genossenschaftsbank Frankfurt und 7,10% der Anteile hält die Bensel-Verwaltungs- und Beratungs-Gesellschaft für Vermögensanlagen mbH, eine Gesellschaft der Baden-Württembergische Bank AG. Die restlichen Anteile befinden sich im Streubesitz.

4.2 Notwendige Transaktionsschritte

Keine.

4.3 Erwogene Transaktionsschritte

Es wird erwogen, dass die DIA GmbH ihre Beteiligung an der WürttHyp im Zusammenhang mit dieser Transaktion durch Erwerb der übrigen Anteile auf 100% erhöht. Nach erfolgreichem Erwerb dieser Anteile würde die DIA GmbH dann 100% der Anteile der WürttHyp halten.

5. HVB Bank Ireland, Dublin, Irland

Die HVB Bank Ireland (nachfolgend »HVB Bank Ireland« genannt) mit Sitz in Dublin ist eingetragen im Company's Registration Office unter der Registrationsnummer 209149.

Die HVB Bank Ireland hat ein Grundkapital von € 500 Mio., eingeteilt in 500 Mio. Aktien (shares). Die HVB Bank Ireland ist eine »unlimited public company«.

Sie entstand im September 1998 im Nachgang zur Fusion der Bayerischen Vereinsbank AG und der Bayerischen Hypotheken- und Wechsel-Bank AG.

Die Umfirmierung in HVB Bank Ireland im Zuge der Zusammenlegung wurde zum 01. 12. 1998 rechtlich wirksam. Die HVB Bank Ireland hat eine Vollbanklizenz.

Mit wirtschaftlicher Wirkung zum Spaltungsstichtag soll das bisherige Portfolio der HVB Bank Ireland auf die HVB AG oder eine Tochtergesellschaft der HVB AG übertragen werden. Die Übertragung kann vor oder nach dem Vollzugsdatum entweder dadurch erfolgen, dass das Portfolio dinglich übertragen wird oder sich die HVB AG und die HVB Bank Ireland im Innenverhältnis so stellen, als ob die Übertragung erfolgt wäre.

5.1 Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Im Zeitpunkt der Aufstellung des Spaltungsplans hält die HVB AG 99,99% der Anteile der HVB Bank Ireland;

7 Aktien werden von Mitarbeitern bzw. Tochtergesellschaften der HVB Group gehalten.

5.2 Notwendige Transaktionsschritte

Die DIA GmbH wird noch vor Eintragung der Abspaltung in das Handelsregister der HVB AG die Anteile der HVB AG an der HVB Bank Ireland erwerben, so dass sie schließlich 99,99% der Anteile der HVB Bank Ireland hält.

5.3 Erwogene Transaktionsschritte

Die HVB Bank Ireland soll in Hypo Real Estate Bank International umfirmieren.

6. Assumij Beheer B.V., Den Haag, FGH-Bank N.V., Utrecht, Niederlande

Die Assumij Beheer B.V. (nachfolgend »Assumij« genannt) mit Sitz in Den Haag ist im Handelsregister der Kamer van Koophandel en Fabrieken voor Haaglanden eingetragen unter der Dossiernummer 27097930. Ihr gezeichnetes Kapital beträgt € 226.890,11. Die HVB AG erwarb 1998 100% der Anteile an Assumij, die im Zeitpunkt der Aufstellung des Spaltungsplans 100% der Anteile der niederländischen FGH Bank N.V (nachfolgend »FGH« genannt) hält. Die FGH mit Sitz in Utrecht ist eingetragen in das Handelsregister der Kamer van Koophandel Utrecht unter der Nummer 30.049.557. Ihr gezeichnetes Kapital beträgt € 17.897.500.

6.1 Struktur im Zeitpunkt der Aufstellung des Spaltungsplans
Im Jahre 2001 veräußerte die HVB AG die Beteiligung an der Assumij an die HRE, so dass die HRE im Zeitpunkt der Aufstellung des Spaltungsplans 100% der Anteile an der Assumij Beheer B.V. hält.

6.2 Notwendige Transaktionsschritte
Keine.

6.3 Erwogene Transaktionsschritte
Es wird erwogen, dass die HRE im Zusammenhang mit dieser Transaktion die 100%-Beteiligung an der Assumij auf die HVB Bank Ireland überträgt, so dass diese schließlich 100% der Anteile der Assumij unmittelbar und 100% der Anteile an der FGH – über die Assumij – mittelbar hält.

7. **PBI-Beteiligungs GmbH, Pfandbriefbank International S. A., Luxembourg**
Die Pfandbriefbank International S. A., Luxembourg (nachfolgend »PBI Lux.« genannt) wurde 1999 in Luxembourg gegründet und verfügt über ein gezeichnetes Kapital von € 66 Mio. Die PBI Beteiligungs GmbH (nachfolgend »PBI GmbH« genannt) wurde ebenfalls 1999 gegründet, ist im Handelsregister des Amtsgerichts München unter HR B 126659 eingetragen und verfügt über ein Stammkapital von € 51 Mio.

7.1 Struktur im Zeitpunkt der Aufstellung des Spaltungsplans
Die PBI Lux. wird zu 100% von der PBI GmbH gehalten. Die Anteile der PBI GmbH werden im Zeitpunkt der Aufstellung des Spaltungsplans zu 1/6 von der DIA GmbH, 1/6 von der WestHyp, 1/6 von der WürttHyp und 3/6 von der HRE gehalten.

7.2 Notwendige Transaktionsschritte
Keine.

7.3 Erwogene Transaktionsschritte
Es wird erwogen, dass die PBI GmbH ihre Anteile an der PBI Lux. auf die HVB Bank Ireland überträgt. Nach dieser Übertragung würde damit dann die HVB Bank Ireland die PBI Lux. zu 100% direkt halten.

8. **Real Estate Capital Gesellschaften**
Die HVB AG gründete in den folgenden Ländern im jeweils genannten Jahr Real Estate Capital-Gesellschaften:

- HVB Real Estate Capital Ltd., London (nachfolgend »REC London« genannt). Die REC London wurde 1991 gegründet. Die REC London verfügt über ein bilanzielles EK von GBP 13,2 Mio (per Dezember 2002).
- HVB Real Estate Capital France S. A., Paris (nachfolgend »REC Paris« genannt). Die REC Paris wurde 1981 zunächst als Tochter der Bayerischen Vereinsbank AG gegründet. Das bilanzielle EK beträgt € 36,0 Mio. (per Dezember 2002).
- HVB Real Estate Capital Italia S.p.A., Mailand (nachfolgend »REC Milan« genannt). Die REC Milan wurde 2000 mit einem gezeichneten Kapital von € 5 Mio. gegründet.
- HVB Real Estate Capital Iberia, S. A., Madrid (nachfolgend »REC Iberia« genannt). Die REC Iberia wurde 2002 mit einem gezeichneten Kapital von € 5 Mio. gegründet.

(REC London, REC Paris, REC Milan und REC Iberia zusammen nachfolgend auch »REC« bzw. »RECs« genannt)

8.1 Struktur im Zeitpunkt der Aufstellung des Spaltungsplans
Die von der HVB AG gehaltenen Anteile an der REC London, der REC Paris und der REC Milan wurden 2002 von der HVB AG auf eine Zwischengesellschaft, die Isar-Seine Immobilien GmbH, München, eine 100%-Tochter der HVB AG, übertragen. Damit hält die Isar-Seine Immobilien GmbH im Zeitpunkt der Aufstellung des Spaltungsplans 99,99% der Anteile an der REC Paris; 6 Namensaktien werden von Mitarbeitern der REC Paris bzw. der HVB AG gehalten. An der REC London hält die Isar-Seine Immobilien GmbH 99,99%; eine einzige Aktie wird von der HVB Immobilien AG, München gehalten. An der REC Milan hält die Isar-Seine Immobilien GmbH 100% der Anteile. An der REC Iberia hält im Zeitpunkt der Aufstellung des Spaltungsplans die HVB AG 99,98% der Anteile; 1 Namensaktie wird von einem Mitarbeiter der HVB AG gehalten.

8.2 Notwendige Transaktionsschritte
Die Isar-Seine Immobilien GmbH wird noch vor Eintragung der Abspaltung in das Handelsregister der HVB AG ihre Beteiligungen an der REC London, der REC Paris und der REC Milan auf die HVB Bank Ireland übertragen. Ferner wird die HVB AG noch vor Eintragung der Abspaltung in das Handelsregister der HVB AG ihre Anteile an der REC Iberia auf die HVB Bank Ireland übertragen.

8.3 Erwogene Transaktionsschritte
Keine.

Neufassung von §§ 6 Abs. 4 der Satzung der Bayerische Hypo- und Vereinsbank Aktiengesellschaft nach Abspaltung

»a) Die Vorzugsaktien sind stimmrechtslos und erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von € 0,064 je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbständiges Recht eingeräumt. Die Ausgabe weiterer Vorzugsaktien ohne Stimmrecht mit gleichstehenden Rechten bleibt vorbehalten.

b) Für das Geschäftsjahr 2002 hat sich ein Rückstand von € 0,08 je Vorzugsaktie ergeben. Dieser Rückstand wird gemäß Ziffer 7.1 des am 26. März 2003 aufgestellten Spaltungsplans der Gesellschaft im Verhältnis 4:1 so aufgeteilt, dass auf je eine Vorzugsaktie der Gesellschaft ein Teilbetrag von € 0,064 und auf je eine Vorzugsaktie der Hypo Real Estate Holding AG ein Teilbetrag von € 0,064 entfällt. Sollten sich für spätere Geschäftsjahre, für die die Vorzugsaktien der Hypo Real Estate Holding AG noch nicht gewinnanteilsberechtigt sind, weitere Rückstände ergeben, werden diese mit Wirksamwerden der Abspaltung in dem selben Verhältnis aufgeteilt. Die Aufteilung erübrigt sich, soweit auf Rückstände Nachzahlungen aus Ergebnissen eines Geschäftsjahres, für die die Vorzugsaktien der Hypo Real Estate Holding AG noch nicht gewinnanteilsberechtigt sind, erfolgt sind.«

Die Änderung von § 6 Abs. 4 der Satzung der Bayerische Hypo- und Vereinsbank Aktiengesellschaft soll erst mit Wirkung von dem Geschäftsjahr an erfolgen, ab welchem die Aktien der Hypo Real Estate Holding AG erstmals gewinnanteilsberechtigt sind. Der Vorstand der Bayerische Hypo- und Vereinsbank Aktiengesellschaft wird daher angewiesen, die Änderung der Satzung erst zur Eintragung in das Handelsregister anzumelden, nachdem die Abspaltung wirksam geworden ist und die Hauptversammlung der Bayerische Hypo- und Vereinsbank Aktiengesellschaft stattgefunden hat, die über die Verwendung des Bilanzgewinns für dasjenige Geschäftsjahr beschließt, das dem Geschäftsjahr unmittelbar vorausgeht, für das die Aktien der Hypo Real Estate Holding AG erstmals gewinnanteilsberechtigt sind.

HYPO REAL ESTATE HOLDING – GENUSSSCHEINBEDINGUNGEN

§ 1

(1) Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München,[1] nachstehend »HVB« genannt, hat auf Grundlage der Ermächtigung durch die Hauptversammlung[2] vom 18 Mai 1993 Genußscheine gem. § 10 Abs. 5 KWG im Gesamtnennbetrag von bis zu 1.000.000.000 DM begeben. Aufgrund der Abspaltung zur Neugründung auf die Hypo Real Estate Holding AG gemäß Spaltungsplan vom 26. März 2003 mit Zustimmung der Hauptversammlung der HVB vom 14. Mai 2003 übernimmt die Hypo Real Estate Holding AG (Hypo Real Estate Holding) einen Teilbetrag i. H.v. DM 200.000.000,– (€ 102.258.376,24).

(2) Die Genußscheine lauten auf den Inhaber und sind eingeteilt in 2.000.000 Stück im Nennbetrag von 100,– DM (entspricht: € 51,129188).[3] Die Genußscheine sind in Global-Inhabergenußscheinen verbrieft, die bei der Clearstream Banking AG[4] hinterlegt wurden.

Effektive Genußscheine werden nicht ausgegeben. Den Inhabern der Genußscheine stehen Miteigentumsanteile an den Global-Inhabergenußscheinen zu, die gemäß den Bestimmungen und Regeln der Clearstream Banking AG und außerhalb der Bundesrepublik Deutschland nach den Bestimmungen und Regeln von Euroclear Operations Centre und Cedel S. A. übertragen werden können.

§ 2

(1) Die Genußscheininhaber erhalten eine dem Gewinnanteil der Aktionäre der Hypo Real Estate Holding vorgehende jährliche Ausschüttung in Höhe von 6,75% des Nennbetrages der Genußscheine.

(2) Der Ausschüttungsanspruch mindert sich insoweit, als sich durch eine Ausschüttung ein Jahresfehlbetrag ergeben würde. Kann aufgrund dieser Begrenzung die zugesagte Ausschüttung ganz oder teilweise nicht erfüllt werden, so ist der fehlende Betrag in den folgenden Geschäftsjahren nachzuzahlen; diese Nachzahlungspflicht besteht nur während der Laufzeit der Genußscheine.

(3) Die Genußscheine sind vom ______________________[5] an ausschüttungsberechtigt.

(4) Die Ausschüttung auf die Genußscheine ist jeweils nachträglich am ersten Bankarbeitstag nach dem Tag der ordentlichen Hauptversammlung der Hypo Real Estate Holding fällig, in der der Jahresabschluss des abgelaufenen Geschäftsjahres vorgelegt und über die Gewinnverwendung Beschluss gefasst wurde.

(5) Ausschüttungen, die auf einen Zeitraum von weniger als einem Jahr zu berechnen sind, werden auf der Grundlage eines Jahres von 360 Tagen, bestehend aus 12 Monaten von je 30 Tagen und im Falle eines Zeitraums von weniger als einem Monat auf der Basis der verstrichenen Tage berechnet.

§ 3

Die Genußscheine verbriefen Gläubigerrechte, keine Gesellschafterrechte, insbesondere kein Teilnahme-, Mitwirkungs- und Stimmrecht in den Hauptversammlungen der Hypo Real Estate Holding.

[1] Genußscheinschuldnerin war ursprünglich die Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, München (HYPO-BANK). Die entsprechenden Verpflichtungen sind auf Grund Verschmelzung der HYPO-BANK und der Bayerische Vereinsbank Aktiengesellschaft zur Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, (HVB AG) kraft Gesetzes 1998 auf die Bayerische Hypo- und Vereinsbank übergegangen.

[2] der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, München,

[3] Infolge der Abspaltung zur Neugründung auf die Hypo Real Estate Holding AG gemäß Spaltungsplan vom 26. März 2003 und Zustimmung der Hauptversammlung der Bayerische Hypo- und Vereinsbank AG ist eine neue Stückelung der Genußscheine erforderlich; die ursprüngliche Stückelung von DM 1.000,– je Genußschein ist daher im Rahmen der vorgenannten Abspaltung umzustellen auf eine Stückelung von DM 100,– je Genußschein

[4] ursprünglich: Deutscher Kassenverein AG; die Hinterlegung erfolgt mit Wirksamwerden der Abspaltung vor wertpapiermäßigem Handel dieser Genussscheine

[5] Die von der HYPO-BANK ausgegebenen Genußscheine waren ursprünglich vom 01. August 1997 an ausschüttungsberechtigt. Im Rahmen der Abspaltung übernimmt die Hypo Real Estate Holding die Verpflichtungen aus den Genußscheinen entsprechend dem Zuteilungsverhältnis mit Wirkung ab dem Spaltungsstichtag, also ab dem 01. 01. 2003, bei einer Verschiebung des Spaltungsstichtages entsprechend ab dem späteren Stichtag gemäß Spaltungsplan vom 26. 03. 2003. Das Datum wird nach Eintragung der Abspaltung im Handelsregister ergänzt.

§ 4

1) Die Hypo Real Estate Holding behält sich vor, weitere Genußscheine zu gleichen oder anderen Bedingungen auszugeben.

2) Ein Bezugsrecht der Genußscheininhaber ist nur gegeben, wenn die Hauptversammlung dem zustimmt.

3) Die Genußscheininhaber haben keinen Anspruch darauf, dass ihre Ausschüttungsansprüche vorrangig vor den Ausschüttungsansprüchen bedient werden, die auf weitere Genußscheine entfallen.

§ 5

Der Bestand der Genußscheine wird vorbehaltlich § 7 durch eine Veränderung des Grundkapitals der Hypo Real Estate Holding nicht berührt.

§ 6

(1) Die Laufzeit der Genußscheine ist bis zum 31. Dezember 2007 befristet. Vorbehaltlich der Bestimmungen über die Teilnahme am Verlust werden die Genußscheine zum Nennbetrag zurückgezahlt. Der zurückzuzahlende Betrag ist am 1. Bankarbeitstag nach dem Tag der ordentlichen Hauptversammlung fällig, der der Jahresabschluss des Geschäftsjahres 31. Dezember 2007 vorgelegt wird. Der zurückzuzahlende Betrag wird vom Ende der Laufzeit der Genußscheine bis zur Fälligkeit entsprechend dem Ausschüttungsanspruch für das Geschäftsjahr 2007 verzinst.

(2) Die Hypo Real Estate Holding kann die Genußscheine unter Einhaltung einer Kündigungsfrist von mindestens zwei Jahren jeweils zum Ende eines Geschäftsjahres – frühestens zum 31. Dezember 2002 – durch Bekanntmachung gem. § 12 kündigen, wenn eine Rechtsvorschrift in der Bundesrepublik Deutschland erlassen, geändert oder in einer Weise angewendet wird, dass dies bei der Hypo Real Estate Holding zu einer Steuerbelastung der Ausschüttungen mit Gewerbe- oder Körperschaftssteuer oder einer an deren Stelle tretenden Steuer führt. Die Kündigung darf in diesem Falle – vorbehaltlich des in Satz 1 bestimmten Zeitpunktes – frühestens zum Ende des Geschäftsjahres ausgesprochen werden, das der Ausschüttung vorangeht, bei der erstmalig die Steuerbelastung bei der Hypo Real Estate Holding anfallen würde. Die gekündigten Genußscheine verbriefen bis zum Wirksamwerden der Kündigung ihre vollen Rechte. Im übrigen gilt Abs. 1 Sätze 2 – 4 sinngemäß. Die Genußscheininhaber können ihre Genußscheine nicht kündigen.

(3) Die Dauer der in § 801 Abs. 1 Satz 1 BGB festgelegten Vorlegungsfristen für die Genußscheine wird auf 10 Jahre abgekürzt.

§ 7

(1) Die Genußscheininhaber nehmen während der Laufzeit voll an einem etwaigen Jahresfehlbetrag durch Verminderung ihrer Rückzahlungsansprüche im Verhältnis der Rückzahlungsansprüche zu dem in der Bilanz ausgewiesenen gezeichneten Kapital zuzüglich Gewinn- und Kapitalrücklagen sowie Genußscheinkapital teil.

(2) Werden nach einer Teilnahme der Genußscheininhaber am Verlust in folgenden Geschäftsjahren während der Laufzeit der Genußscheine Jahresüberschüsse erzielt, sind aus diesen – nach der gesetzlichen vorgeschriebenen Wiederauffüllung der gesetzlichen Rücklage – die Rückzahlungsansprüche bis zum Nennbetrag der Genußscheine zu erhöhen, bevor eine anderweitige Verwendung der Jahresüberschüsse vorgenommen wird.

(3) Reicht ein Jahresüberschuß zur Wiederauffüllung dieser und bereits begebener Genußscheine nicht aus, so wird die Wiederauffüllung des Kapitals dieser Genußscheine anteilig im Verhältnis seines jeweiligen Gesamtbetrages zum Gesamtnennbetrages früher begebener Genußscheine vorgenommen. Dies gilt auch für künftig zu begebene Genußscheine, sofern deren Bedingungen einen entsprechenden Wiederauffüllungsanspruch vorsehen.

§ 8

Die Genußscheine treten gegenüber allen anderen Gläubigern der Hypo Real Estate Holding im Rang zurück. Im Falle der Insolvenz[6] oder der Liquidation der Hypo Real Estate Holding werden die Genußscheine nach allen anderen Gläubigeransprüchen und vorrangig vor den Aktionären bedient.

§ 9

Nachträglich können die Teilnahme am Verlust (§ 7) nicht geändert, der Nachrang der Genußscheine (§ 8) nicht beschränkt sowie die Laufzeit und die Kündigungsfrist (§ 6) nicht verkürzt werden; eine vorzeitige Rückzahlung ist der Hypo Real Estate Holding ohne Rücksicht auf entgegenstehende Vereinbarungen zurückzugewähren, sofern nicht das Kapital durch die Einzahlung anderen, zumindest gleichwertigen haftenden Eigenkapitals ersetzt worden ist.

[6] ursprünglich: Konkurs

§ 10

Sämtliche gemäß diesen Genußscheinbedingungen zahlbare Beträge sind von der Emittentin an die Clearstream Banking AG zwecks Gutschrift auf die Konten der jeweiligen Depotbanken zur Weiterleitung an die Genußscheininhaber zu zahlen.

§ 11

(1) Die Genußscheinbedingungen sowie alle sich daraus ergebenen Rechte und Pflichten bestimmen sich ausschließlich nach dem Recht der Bundesrepublik Deutschland.

(2) Erfüllungsort und ausschließlicher Gerichtsstand für alle Streitigkeiten, die sich aus den in diesen Genußscheinbedingungen geregelten Rechtsverhältnissen ergeben, ist München, soweit nicht zwingende gesetzliche Vorschriften etwas anderes bestimmen.

München, im ______________________________[8]

Hypo Real Estate Holding AG

§ 12

(1) Bekanntmachungen der Hypo Real Estate Holding, die die Genußscheine betreffen, erfolgen im Bundesanzeiger[7] und mindestens einem überregionalen Pflichtblatt der deutschen Wertpapierbörsen.

(2) Zur rechtlichen Wirksamkeit genügt die Veröffentlichung im Bundesanzeiger. Einer besonderen Benachrichtigung der einzelnen Genussscheininhaber bedarf es nicht.

§ 13

Sollte eine der Bestimmungen der Genußscheinbedingungen unwirksam sein oder werden, so bleibt die Wirksamkeit der übrigen Bestimmungen unberührt. Für eine etwa hierdurch entstehende Lücke soll eine dem Sinn und Zweck dieser Bedingungen entsprechende Regelung gelten.

[7] elektronischer Bundesanzeiger
[8] das Datum wird nach Eintragung der Abspaltung ergänzt

HVB AG – GENUSSSCHEINBEDINGUNGEN

§ 1

1) Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München,[1] nachstehend »HVB AG« genannt, hat auf Grundlage der Ermächtigung durch die Hauptversammlung[2] vom 18 Mai 1993 Genußscheine gem. § 10 Abs. 5 KWG im Gesamtnennbetrag von bis zu 1.000.000.000 DM begeben.[3] Aufgrund der Abspaltung zur Neugründung auf die Hypo Real Estate Holding AG gemäß Spaltungsplan vom 26. März 2003 mit Zustimmung der Hauptversammlung der HVB AG vom 14. Mai 2003 vermindert sich zur Anpassung der HVB-Genussrechte an die Abspaltung der Gesamtnennbetrag von DM 1.000.000.000,00 (€ 511.291.881,20) um DM 200.000.000,00 (€ 102.258.376,24) auf DM 800.000.000,00 (€ 409.033.504,96).

2) Die Genußscheine lauten auf den Inhaber und sind eingeteilt in 8.000.000 Stück im Nennbetrag von 100,– DM.[4] Die Genußscheine sind in Global-Inhabergenußscheinen verbrieft, die bei der Clearstream Banking AG[5] hinterlegt wurden.

Effektive Genußscheine werden nicht ausgegeben. Den Inhabern der Genußscheine stehen Miteigentumsanteile an den Global-Inhabergenußscheinen zu, die gemäß den Bestimmungen und Regeln der Clearstream Banking AG[6] und außerhalb der Bundesrepublik Deutschland nach den Bestimmungen und Regeln von Euroclear Operations Centre und Cedel S. A. übertragen werden können.

§ 2

1) Die Genußscheininhaber erhalten eine dem Gewinnanteil der Aktionäre der HVB vorgehende jährliche Ausschüttung in Höhe von 6,75% des Nennbetrages der Genußscheine.

(2) Der Ausschüttungsanspruch mindert sich insoweit, als sich durch eine Ausschüttung ein Jahresfehlbetrag ergeben würde. Kann auf Grund dieser Begrenzung die zugesagte Ausschüttung ganz oder teilweise nicht erfüllt werden, so ist der fehlende Betrag in den folgenden Geschäftsjahren nachzuzahlen; diese Nachzahlungspflicht besteht nur während der Laufzeit der Genußscheine.

(3) Die Genußscheine sind vom 1. August 1997 an ausschüttungsberechtigt; d. h. für das Geschäftsjahr zu 5/12.

(4) Die Ausschüttung auf die Genußscheine ist jeweils nachträglich am ersten Bankarbeitstag nach dem Tag der ordentlichen Hauptversammlung der HVB AG fällig, in der der Jahresabschluss des abgelaufenen Geschäftsjahres vorgelegt und über die Gewinnverwendung Beschluss gefasst wurde.

(5) Ausschüttungen, die auf einen Zeitraum von weniger als einem Jahr zu berechnen sind, werden auf der Grundlage eines Jahres von 360 Tagen, bestehend aus 12 Monaten von je 30 Tagen und im Falle eines Zeitraums von weniger als einem Monat auf der Basis der verstrichenen Tage berechnet.

§ 3

Die Genußscheine verbriefen Gläubigerrechte, keine Gesellschafterrechte, insbesondere kein Teilnahme-, Mitwirkungs- und Stimmrecht in den Hauptversammlungen der HVB AG.

§ 4

(1) Die HVB AG behält sich vor, weitere Genußscheine zu gleichen oder anderen Bedingungen auszugeben.

(2) Ein Bezugsrecht der Genußscheininhaber ist nur gegeben, wenn die Hauptversammlung dem zustimmt.

(3) Die Genußscheininhaber haben keinen Anspruch darauf, dass ihre Ausschüttungsansprüche vorrangig vor den Ausschüttungsansprüchen bedient werden, die auf weitere Genußscheine entfallen.

[1] Genußscheinschuldnerin war ursprünglich die Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, München (HYPO-BANK). Die entsprechenden Verpflichtungen sind auf Grund Verschmelzung der HYPO-BANK und der Bayerische Vereinsbank Aktiengesellschaft zur Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München, (HVB AG) kraft Gesetzes auf die HVB AG übergegangen. Bei der Wiedergabe der Genußscheinbedingungen ist daher anstelle HYPO hier HVB AG gesetzt worden.

[2] der Bayerische Hypotheken- und Wechsel-Bank Aktiengesellschaft, München,

[3] Von dem ursprünglichen Gesamtnennbetrag von DM 1.000.000.000,– übernimmt im Rahmen der Abspaltung zur Neugründung auf die Hypo Real Estate Holding AG gemäß Spaltungsplan vom 26. März 2003 die Hypo Real Estate Holding AG einen Teilbetrag i. H.v. DM 200.000.000,–; der Teilbetrag von DM 800.000.000,– verbleibt bei der HVB AG.

[4] Infolge der Abspaltung der DIA Vermögensverwaltung GmbH auf die Hypo Real Estate Holding AG gemäß Spaltungsplan vom 26. März 2003 ist eine neue Stückelung der Genußscheine erforderlich; die ursprüngliche Stückelung von DM 1.000,– je Genußschein ist daher im Rahmen der vorgenannten Abspaltung umzustellen auf eine Stückelung von DM 100,– je Genußschein

[5] ursprünglich: Deutscher Kassenverein AG

[6] ursprünglich: Deutscher Kassenverein AG

§ 5
Der Bestand der Genußscheine wird vorbehaltlich § 7 durch eine Veränderung des Grundkapitals der HVB AG nicht berührt.

§ 6
(1) Die Laufzeit der Genußscheine ist bis zum 31. Dezember 2007 befristet. Vorbehaltlich der Bestimmungen über die Teilnahme am Verlust werden die Genußscheine zum Nennbetrag zurückgezahlt. Der zurückzuzahlende Betrag ist am 1. Bankarbeitstag nach dem Tag der ordentlichen Hauptversammlung fällig, der der Jahresabschluss des Geschäftsjahres 31. Dezember 2007 vorgelegt wird. Der zurückzuzahlende Betrag wird vom Ende der Laufzeit der Genußscheine bis zur Fälligkeit entsprechend dem Ausschüttungsanspruch für das Geschäftsjahr 2007 verzinst.

(2) Die HVB AG kann die Genußscheine unter Einhaltung einer Kündigungsfrist von mindestens zwei Jahren jeweils zum Ende eines Geschäftsjahres – frühestens zum 31. Dezember 2002 – durch Bekanntmachung gem. § 12 kündigen, wenn eine Rechtsvorschrift in der Bundesrepublik Deutschland erlassen, geändert oder in einer Weise angewendet wird, dass dies bei der HVB AG zu einer Steuerbelastung der Ausschüttungen mit Gewerbe- oder Körperschaftssteuer oder einer an deren Stelle tretenden Steuer führt. Die Kündigung darf in diesem Falle – vorbehaltlich des in Satz 1 bestimmten Zeitpunktes – frühestens zum Ende des Geschäftsjahres ausgesprochen werden, das der Ausschüttung vorangeht, bei der erstmalig die Steuerbelastung bei der HVB AG anfallen würde. Die gekündigten Genußscheine verbriefen bis zum Wirksamwerden der Kündigung ihre vollen Rechte. Im übrigen gilt Abs. 1 Sätze 2 – 4 sinngemäß. Die Genußscheininhaber können ihre Genußscheine nicht kündigen.

(3) Die Dauer der in § 801 Abs. 1 Satz 1 BGB festgelegten Vorlegungsfristen für die Genußscheine wird auf 10 Jahre abgekürzt.

§ 7
(1) Die Genußscheininhaber nehmen während der Laufzeit voll an einem etwaigen Jahresfehlbetrag durch Verminderung ihrer Rückzahlungsansprüche im Verhältnis der Rückzahlungsansprüche zu dem in der Bilanz ausgewiesenen gezeichneten Kapital zuzüglich Gewinn- und Kapitalrücklagen sowie Genußscheinkapital teil.

(2) Werden nach einer Teilnahme der Genußscheininhaber am Verlust in folgenden Geschäftsjahren während der Laufzeit der Genußscheine Jahresüberschüsse erzielt, sind aus diesen – nach der gesetzlichen vorgeschriebenen Wiederauffüllung der gesetzlichen Rücklage – die Rückzahlungsansprüche bis zum Nennbetrag der Genußscheine zu erhöhen, bevor eine anderweitige Verwendung der Jahresüberschüsse vorgenommen wird.

(3) Reicht ein Jahresüberschuß zur Wiederauffüllung dieser und bereits begebener Genußscheine nicht aus, so wird die Wiederauffüllung des Kapitals dieser Genußscheine anteilig im Verhältnis seines jeweiligen Gesamtbetrages zum Gesamtnennbetrages früher begebener Genußscheine vorgenommen. Dies gilt auch für künftig zu begebene Genußscheine, sofern deren Bedingungen einen entsprechenden Wiederauffüllungsanspruch vorsehen.

§ 8
Die Genußscheine treten gegenüber allen anderen Gläubigern der HVB AG im Rang zurück. Im Falle der Insolvenz[7] oder der Liquidation der HVB AG werden die Genußscheine nach allen anderen Gläubigeransprüchen und vorrangig vor den Aktionären bedient.

§ 9
Nachträglich können die Teilnahme am Verlust (§ 7) nicht geändert, der Nachrang der Genußscheine (§ 8) nicht beschränkt sowie die Laufzeit und die Kündigungsfrist (§ 6) nicht verkürzt werden; eine vorzeitige Rückzahlung ist der HVB AG ohne Rücksicht auf entgegenstehende Vereinbarungen zurückzugewähren, sofern nicht das Kapital durch die Einzahlung anderen, zumindest gleichwertigen haftenden Eigenkapitals ersetzt worden ist.

[7] ursprünglich: Konkurs

§ 10

Sämtliche gemäß diesen Genußscheinbedingungen zahlbare Beträge sind von der Emittentin an die Clearstream Banking AG[8] zwecks Gutschrift auf die Konten der jeweiligen Depotbanken zur Weiterleitung an die Genußscheininhaber zu zahlen.

§ 11

(1) Die Genußscheinbedingungen sowie alle sich daraus ergebenen Rechte und Pflichten bestimmen sich ausschließlich nach dem Recht der Bundesrepublik Deutschland.

(2) Erfüllungsort und ausschließlicher Gerichtsstand für alle Streitigkeiten, die sich aus den in diesen Genußscheinbedingungen geregelten Rechtsverhältnissen ergeben, ist München, soweit nicht zwingende gesetzliche Vorschriften etwas anderes bestimmen.

München, im ______________________________[10]

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

§ 12

(1) Bekanntmachungen der HVB AG, die die Genußscheine betreffen, erfolgen im Bundesanzeiger[9] und mindestens einem überregionalen Pflichtblatt der deutschen Wertpapierbörsen.

(2) Zur rechtlichen Wirksamkeit genügt die Veröffentlichung im Bundesanzeiger. Einer besonderen Benachrichtigung der einzelnen Genussscheininhaber bedarf es nicht.

§ 13

Sollte eine der Bestimmungen der Genußscheinbedingungen unwirksam sein oder werden, so bleibt die Wirksamkeit der übrigen Bestimmungen unberührt. Für eine etwa hierdurch entstehende Lücke soll eine dem Sinn und Zweck dieser Bedingungen entsprechende Regelung gelten.

[8] ursprünglich: Deutscher Kassenverein AG
[9] elektronischer Bundesanzeiger
[10] ursprünglich: im Juli 1997; das Datum wird nach Eintragung der Abspaltung ergänzt

Name Funktion	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaften in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Dr. Ferdinand Graf von Ballestrem Mitglied des Vorstands der MAN AG	Bayerische Versicherungsbank AG MAN Technologie AG*, (stv. Vorsitz) Renk AG*, (stv. Vorsitz) SMS AG* HVB Real Estate Bank AG	MAN Capital Corporation, New York/USA* MFI UK Ltd* (Vorsitz) DSD Dillinger Stahlbau GmbH* Schwäbische Hüttenwerke GmbH (Vorsitz)*
Kurt F. Viermetz Ehem. Vice Chairman der J.P. Morgan & Co. Incorporated	E.ON AG, Düsseldorf Bayerische Hypo- und Vereinsbank AG, (stv. Vorsitz)	Grosvenor Estate Holdings, London Ferderal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Götz Wricke Vorsitzender des Vorstands Hamburg-Mannheimer Versicherungs-AG	Hamburg-Mannheimer Rechtsschutzversicherungs-AG* (Vorsitz) HVB Real Estate Bank AG	Hamburg-Mannheimer N.V.*, Brüssel/Belgien (Vorsitz) Lion Belge S.A., Brüssel/Belgien (Vorsitz) Union Versicherungs AG, Wien/Österreich (stv. Vorsitz)

* Konzernmandat

Spaltungsbericht

der Bayerische Hypo- und Vereinsbank
Aktiengesellschaft München

Bericht des Vorstands

der Bayerische Hypo- und Vereinsbank Aktiengesellschaft
(»HVB AG« und zusammen mit ihren konsolidierten
Tochtergesellschaften »HVB Group«)

zur beabsichtigten Abspaltung (die »Abspaltung«)
des gewerblichen Immobilienfinanzierungsgeschäftes der HVB Group

auf die neu zu gründende Hypo Real Estate Holding AG
(»Hypo Real Estate Holding« und zusammen mit ihren konsolidierten
Tochtergesellschaften »Hypo Real Estate Group«)

INHALT SPALTUNGSBERICHT

1. DIE HVB GROUP VOR DER ABSPALTUNG

1.1 GESCHICHTE UND ENTWICKLUNG

Der Kern des Immobilienfinanzierungsgeschäftes der heutigen HVB Group resultiert zu einem wesentlichen Teil aus der im Jahre 1998 durchgeführten Verschmelzung der Bayerischen Hypotheken- und Wechsel-Bank AG, München, (im Folgenden auch »Hypo-Bank« genannt), und der Bayerischen Vereinsbank AG, München, zur Bayerischen Hypo- und Vereinsbank AG, München, (im Folgenden auch »HVB AG«, zusammen mit ihren konsolidierten Tochtergesellschaften »HVB Group« genannt). Die Hypo-Bank brachte die Württembergische Hypothekenbank AG (»WürttHyp«) in Stuttgart und die Westfälische Hypothekenbank AG (»WestHyp«) in Dortmund und die damalige Bayerische Vereinsbank AG brachte die Bayerische Handelsbank AG in München, die Nürnberger Hypothekenbank AG in Nürnberg und die Beteiligung an der Süddeutschen Bodencreditbank AG in München in den neuen Konzern ein. Beide Traditionsbanken vereinigten unter ihrem Dach sowohl das Hypothekenbankgeschäft als auch das allgemeine Kreditgeschäft. Aus diesem Grunde dürfen die Institute auch nach Inkrafttreten des Hypothekenbankgesetzes im Jahr 1900 das »Gemischtbankenprivileg« bis zum heutigen Tage nutzen.

Die Hypo-Bank wurde im Jahr 1835 gegründet. Geschäftszweige waren zunächst das Hypothekenbank- und das Kreditgeschäft, das Versicherungsgeschäft und die Banknotenausgabe. Über die Gründung von Tochtergesellschaften wurde das Geschäft weiter ausgebaut und Anfang des 20. Jahrhunderts das Versicherungsgeschäft ausgegliedert. Das Hypothekenbankgeschäft im Inland wurde 1922 über den Erwerb der Mehrheit an der WürttHyp erweitert. Ende der 50er Jahre war die Hypo-Bank als Gründungsmitglied des Internationalen Immobilien-Instituts mit dafür verantwortlich, dass in Deutschland erstmals Immobilienfonds aufgelegt werden konnten.

Zu Beginn der 70er Jahre übernahm die Hypo-Bank eine Mehrheit an der Westfalenbank AG in Bochum und damit indirekt an der Westfälischen Hypothekenbank AG in Dortmund. Die sich anschließende Expansion ins Ausland wurde bis Ende der 80er Jahre in Luxemburg, London, New York und in Hongkong fortgesetzt. Ende der 80er Jahre erfolgte der Einstieg bei der Foreign & Colonial Management Limited in London.

Im Rahmen der deutschen Wiedervereinigung wurde ein umfangreiches Filialnetz in den neuen Bundesländern aufgebaut. Weitere Stationen des Aufbaus waren der Erwerb der Anlage- und Kreditbank AKB in Zürich im Jahr 1990. In den 90er Jahren erfolgte die Expansion in die osteuropäischen Staaten, insbesondere nach Tschechien, Ungarn und in die Slowakei.

Die Bayerische Vereinsbank AG – Rechtsvorgängerin der heutigen HVB AG – wurde im Jahre 1869 gegründet. Im Jahre 1920 übernahm sie die Bankabteilungen der Bayerischen Handelsbank in München und der Vereinsbank in Nürnberg. 1937 kam die Beteiligung an der Süddeutschen Bodencreditbank AG in München, der damals zweitgrößten Hypothekenbank in Deutschland, hinzu.

Nach dem Zweiten Weltkrieg expandierte die Bayerische Vereinsbank AG auch außerhalb Bayerns und erwarb 1955 eine Schachtelbeteiligung an der Vereins- und Westbank AG, Hamburg. 1992 erreichte die Beteiligungsquote an der Vereins- und Westbank AG eine Anteilsquote von 75%. Ein weiterer Meilenstein der Entwicklung innerhalb Deutschlands war die Fusion mit der Bayerischen Staatsbank im Jahre 1971. Nach der Wiedervereinigung 1990 expandierte die Bayerische Vereinsbank AG in die neuen Bundesländer und verfügt dort seitdem über ein dichtes Netz von Vertriebsstellen. 1997 übernahm die Bayerische Vereinsbank AG die Noris Verbraucherbank GmbH, Nürnberg, die heutige norisbank AG. Seit den 70er Jahren wurde mit eigenen Stützpunkten an den wichtigsten Finanzplätzen weltweit, wie zum Beispiel 1970 Tokio, 1971 New York und Luxemburg, 1973 Paris, 1976 London, 1979 Hongkong, 1981 Mailand, 1986 Madrid und Beijing ins Ausland expandiert. 1992 wurde die Schoellerbank AG in Wien erworben und eine Niederlassung in Prag eröffnet. Weitere Stützpunkte in Asien und Südamerika wurden aufgebaut.

Im Jahre 1998 erfolgte die Verschmelzung mit der Bayerische Hypotheken- und Wechsel-Bank AG in München. Diese Verschmelzung und die derzeitige Firma wurden am 31. August 1998 in das Handelsregister des Amtsgerichts München unter der Nummer HR B 42 148 eingetragen. 1998 wurde die FGH Bank N.V. (»FGH«) in Utrecht, Niederlande, erworben und 1999 die BPH Bank in Polen. Im Dezember 2000 wurde der Zusammenschluss mit der Bank Austria Gruppe, Wien, durchgeführt. Damit ist die HVB Group als erstes deutsches Kreditinstitut in Österreich und CEE (Zentral- und Osteuropa) flächendeckend vertreten.

Im Zuge der Bündelung bestehender Konzernaktivitäten ist im September 2001 die HVB Real Estate Bank AG (»HRE«), München, aus der Verschmelzung von zwei Konzerngesellschaften, nämlich der Nürnberger Hypothekenbank AG und der Süddeutschen Bodencreditbank AG auf eine dritte Konzerngesellschaft, die Bayerische Handelsbank AG, hervorgegangen. Im Zuge eines freiwilligen Erwerbsangebots wurde im November 2002 die Beteiligung der HVB AG an dieser Tochtergesellschaft auf über 96% erhöht.

1.2 GESCHÄFTSAKTIVITÄTEN UND BETEILIGUNGEN DER HVB GROUP

Zu den Geschäftsaktivitäten der HVB Group gehört das klassische Privat- und Firmenkundengeschäft mit regionalen Schwerpunkten in Deutschland, Österreich und CEE (Zentral- und Osteuropa). In diesen Regionen werden mehr als 8,5 Mio Privat-, Geschäfts- und Firmenkunden sowie Kunden aus dem öffentlichen Sektor betreut.

Im Kapitalmarktgeschäft werden schwerpunktmäßig Kapitalmarktfinanzierungen für große Firmenkunden und Multinationals, strukturierte Finanzierungen und Risikotransferdienstleistungen bereitgestellt. In der Vermögensverwaltung werden individuelle und umfassende Anlagekonzepte für private und institutionelle Investoren entwickelt.

Weitere bedeutende Aktivitäten hat die HVB Group im Immobilienfinanzierungsgeschäft mit den Schwerpunkten auf der Immobilienfinanzierung und -dienstleistung für gewerbliche und private Kunden sowie auf dem Immobilien-Investmentbanking. Die HVB Group ist Marktführer im Wirtschaftsraum Deutschland und verfügt darüber hinaus über wesentliche Immobilienfinanzierungsaktivitäten in den USA und Westeuropa.

Zum Jahresende 2002 wurden insgesamt 444 (einschließlich 12 Special Purpose Vehicles, die gemäß SIC 12 konsolidierungspflichtig sind) (2001: 570) verbundene Unternehmen in den Konsolidierungskreis der HVB Group einbezogen.

Als größte Teilkonzerne gingen jeweils mit folgender Anzahl an vollkonsolidierten Gesellschaften in den Konzernabschluss ein:
- Bank Austria Creditanstalt Aktiengesellschaft, Wien: 325 (2001: 325),
- HVB Real Estate Bank Aktiengesellschaft, München: 16 (2001: 17).

Weitere 751 (2001: 739) verbundene Unternehmen werden nicht konsolidiert. Die HVB AG hält außerdem an 22 großen Kapitalgesellschaften Beteiligungen, bei denen 5% der Stimmrechte überschritten werden.

Die Anteilsbesitzliste der HVB Group zum 31. Dezember 2002 enthält alle verbundenen und assoziierten Unternehmen sowie Gemeinschaftsunternehmen, die danach gegliedert sind, ob sie in den Konzernabschluss einbezogen sind oder nicht, sowie den sonstigen Anteilsbesitz. Sie ist als Bestandteil des Jahresabschlusses 2002 beim Handelsregister in München hinterlegt und kann im Internet unter der Adresse www.hvbgroup.com/anteilsbesitzliste abgerufen werden.

1.3 ORGANE, KAPITAL UND AKTIONÄRE

Der **Vorstand** der HVB AG besteht satzungsgemäß aus mindestens zwei Mitgliedern. Derzeit setzt er sich aus sieben Mitgliedern zusammen:

Dieter Rampl,
Sprecher des Vorstands,
Group Corporate Center, Personal

Stephan Bub,
Geschäftsfeld Corporates & Markets

Dr. Stefan Jentzsch,
Geschäftsfeld Deutschland

Michael Mendel,
Chief Risk Officer

Gerhard Randa,
Chief Operating Officer,
Geschäftsfeld Österreich und
CEE (Zentral- und Osteuropa)

Dr. Paul Siebertz (bis 31. März 2003),
Personal

Dr. Wolfgang Sprißler,
Chief Financial Officer.

Gemäß Mitbestimmungsgesetz von 1976 ist der Aufsichtsrat der HVB AG zu gleichen Teilen von Mitgliedern der Kapitaleignerseite und der Arbeitnehmerseite besetzt. Satzungsgemäß sind dies zwanzig Mitglieder.

Ehrenvorsitzender des Aufsichtsrats:
Dr. Maximilian Hackl

Aufsichtsrat:
Dr. Dr. h. c. Albrecht Schmidt,
Vorsitzender des Aufsichtsrats der HVB AG,
Ehemaliger Sprecher des Vorstands der HVB AG

Kurt F. Viermetz,
stellv. Vorsitzender des Aufsichtsrats,
Ehemaliger Vice Chairman der J. P. Morgan & Co. Inc.

Herbert Betz,
stellv. Vorsitzender des Aufsichtsrats,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Dr. Manfred Bischoff,
Mitglied des Vorstands der DaimlerChrysler AG

Heidi Dennl,
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Volker Doppelfeld,
Vorsitzender des Aufsichtsrats
der BMW AG und ehemaliges Mitglied
des Vorstands der BMW AG

Ernst Eigner,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Klaus Grünewald,
Gewerkschaftssekretär der Vereinten
Dienstleistungsgewerkschaft e.V., Landesbezirk Bayern

Heinz-Georg Harbauer,
Stellv. Landesbezirksleiter der Vereinten
Dienstleistungsgewerkschaft e.V., Landesbezirk Bayern

Anton Hofer,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Max Dietrich Kley,
Stellvertretender Vorsitzender
des Vorstands der BASF AG

Peter König,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Hanns-Peter Kreuser,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Dr. Lothar Meyer,
Vorsitzender des Vorstands
der ERGO Versicherungsgruppe AG

Dr. Hans-Jürgen Schinzler,
Vorsitzender des Vorstands
der Münchner Rückversicherungs-Gesellschaft
Aktiengesellschaft

Dr. Siegfried Sellitsch,
Vorsitzender des Vorstands der
Wiener Städtische Wechselseitige
Versicherungsanstalt Vermögensverwaltung

Prof. Dr. Wilhelm Simson,
Vorsitzender des Vorstands der E.ON AG

Prof. Dr. Dr. h.c. Hans-Werner Sinn,
Präsident des IFO-Instituts für Wirtschaftsforschung

Christoph Schmidt, Mitarbeiter der
Vereins- und Westbank Aktiengesellschaft

Helmut Wunder,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft.

Das Grundkapital der HVB AG beträgt 1 608 866 103,00 € und ist eingeteilt in 1 565 205 303,00 € auf den Inhaber lautende Stammaktien, zerlegt in 521 735 101 Stückaktien und 43 660 800,00 € auf den Namen lautende Vorzugsaktien ohne Stimmrecht, zerlegt in 14 553 600 Stückaktien (Stand: Februar 2003).

Die HVB AG wird noch vor Wirksamwerden der Abspaltung ihr Grundkapital durch Einziehung von einer auf den Inhaber lautenden Stammaktie im Wege der vereinfachten Kapitalherabsetzung nach § 237 Abs. 3 AktG auf 1 608 866 100,00 € herabsetzen; mit Wirksamwerden der Kapitalherabsetzung wird das Grundkapital eingeteilt sein in 521 735 100 Stückaktien in Gestalt von auf den Inhaber lautenden Stammaktien 1 565 205 300,00 € sowie in 14 553 600 Stückaktien in Gestalt von auf den Namen lautenden Vorzugsaktien ohne Stimmrechte 43 660 800,00 €.

Als **Aktionäre** sind der HVB AG, u. a. nach den Mitteilungs- und Veröffentlichungsverpflichtungen des Wertpapierhandelsgesetzes, derzeit bekannt:
- Münchener Rückversicherungs-Gesellschaft AG, München, mit einem Anteil von 25,59% am Grundkapital (Stammaktien);
- Privatstiftung zur Verwaltung von Anteilsrechten, Wien, über AV-Z Kapitalgesellschaft mbH, Grünwald, mit einem Anteil von 5,13% am Grundkapital (Stammaktien);
- E.ON AG, Düsseldorf, (über die E.ON Energie AG, München) mit einem Anteil von 6,54% am Grundkapital (Stammaktien) und
- Bayerische Landesstiftung, München, mit einem Anteil von 2,71% am Grundkapital der HVB AG (die Bayerische Landesstiftung verfügt über sämtliche Vorzugsaktien ohne Stimmrecht).

1.4 MITARBEITER UND MITBESTIMMUNG

Zum 31. Dezember 2002 sind in der HVB Group insgesamt 65 926 Mitarbeiter (Vorjahr: 69 520) beschäftigt, davon 33 025 Mitarbeiter (Vorjahr: 35 133) in ausländischen Einheiten und Tochtergesellschaften. Die Mitarbeiter verteilen sich auf insgesamt 2104 Geschäftsstellen (Vorjahr: 2238), davon 1263 im Ausland (Vorjahr: 1356).

Im Geschäftsfeld Real Estate, in dem das gewerbliche Immobilienfinanzierungsgeschäft zusammengefasst ist, sind zum 31. Dezember 2002 insgesamt 2725 Mitarbeiter weltweit eingesetzt. Die neue Hypo Real Estate Group wird zu Beginn ein Personalmengengerüst von ca. 1650 Stellen haben.

Außer der Mitbestimmung im Aufsichtsrat werden die Mitarbeiterinteressen betriebsverfassungsmäßig durch lokale Betriebsräte, Gesamtbetriebsräte, den Konzernbetriebsrat und einem Euro-Council (europäischer Betriebsrat) sowie in den Sprecherausschüssen für leitende Angestellte und dem Konzernsprecherausschuss wahrgenommen.

Mitarbeiterbeteiligungsprogramme in Form von Stock Option-Plänen oder Stock Appreciation Rights bestehen nicht. Teilweise halten Vorstandsmitglieder und Mitarbeiter einiger Group-Unternehmen noch gesperrte Belegschaftsaktien oder Restricted Stocks. Diese Aktionäre besitzen alle Rechte eines normalen Aktionärs.

1.5 WESENTLICHE WIRTSCHAFTLICHE ECKDATEN ZUM 31. DEZEMBER 2002

Ausgewählte wirtschaftliche Eckdaten der HVB Group stellen sich zum 31. Dezember 2002 wie folgt dar:

	2002	2001	Veränderung in %
Kennzahlen			
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)	– 2,3 %	6,5 %	
Eigenkapitalrentabilität nach Steuern	– 4,4 %	4,9 %	
Cost-Income-Ratio (gemessen an den operativen Erträgen)	69,1 %	68,4 %	
Anteil Provisionsüberschuss an den operativen Erträgen	26,2 %	25,5 %	
Erfolgszahlen			
Betriebsergebnis	– 638 Mio €	1 495 Mio €	
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	– 821 Mio €	1 549 Mio €	
Jahresüberschuss/-fehlbetrag	– 858 Mio €	967 Mio €	
Dividende je Stammaktie	—	0,85 €	
IAS-Ergebnis je Aktie (bereinigt um Goodwillabschreibungen)	– 0,81 €	2,35 €	
IAS-Ergebnis je Aktie	– 1,55 €	1,75 €	
Bilanzzahlen			
Bilanzsumme	691,2 Mrd €	728,6 Mrd €	– 5,1
Kreditvolumen	487,9 Mrd €	503,1 Mrd €	– 3,0
Bilanzielles Eigenkapital	14,2 Mrd €	25,1 Mrd €	– 43,3
Bankaufsichtsrechtliche Kennzahlen nach BIZ			
Kernkapital	19,1 Mrd €	21,7 Mrd €	– 12,0
Eigenmittel	33,4 Mrd €	41,5 Mrd €	– 19,5
Risikoaktiva	340,6 Mrd €	365,1 Mrd €	– 6,7
Kernkapitalquote	5,6 %	6,0 %	
Eigenmittelquote	9,1 %	10,3 %	

2. DIE ABSPALTUNG

2.1 ZIELSTRUKTUR

Vor der Abspaltung unterteilt die HVB Group ihre Geschäftsaktivitäten in zwei regionale Sparten, nämlich Deutschland und Österreich und CEE (Zentral- und Osteuropa), und die beiden globalen Sparten Corporates & Markets und Real Estate.

Durch die Abspaltung aus dem bisherigen Geschäftsfeld Real Estate entsteht ein eigenständiger Konzern mit Fokus auf dem gewerblichen Immobilienfinanzierungsgeschäft. Von der Abspaltung erfasst werden alle in- und ausländischen Beteiligungen der HVB Group mit Schwerpunkt auf dem gewerblichen Immobilienfinanzierungsgeschäft. Diese werden zum Zwecke der Abspaltung in der DIA Vermögensverwaltungs-GmbH (im Folgenden »DIA GmbH«, vgl. Ziffer 2.3) zusammengefasst. Zusätzlich wird das ausländische Bestandsportfolio an Immobilienfinanzierungen der HVB AG (mit Ausnahme des USA-Portfolios, das bei der HVB AG verbleibt) auf die künftige Hypo Real Estate Group übertragen. Diese Aktivitäten werden gemeinsam in diesem Spaltungsbericht als »gewerbliches Immobilienfinanzierungsgeschäft« bezeichnet und nachfolgend noch näher erläutert. Das private Immobilienfinanzierungsgeschäft verbleibt eben-

ORGANISATIONSSTRUKTUR VOR DER ABSPALTUNG


HVB-Aktionäre
100%
HVB Group
Deutschland
Österreich und CEE
Corporates & Markets
Real Estate

so im Geschäftsfeld Deutschland wie auch das inländische gewerbliche Immobilienfinanzierungsbestandsportfolio der HVB AG. Die Einzelheiten des Vorgehens werden unter Ziffer 2.3, 3.2, 4.2 und die Auswirkungen auf die Mitarbeiter unter Ziffer 4.3 näher erläutert.

2.2 WIRTSCHAFTLICHE GRÜNDE FÜR DIE ABSPALTUNG

Die Entscheidung des Vorstands der HVB AG für die Verselbstständigung des gewerblichen Immobilienfinanzierungsgeschäftes beruht auf einer detaillierten Analyse der Auswirkungen dieser Maßnahme auf das gewerbliche Immobilienfinanzierungsgeschäft und das in der HVB Group verbleibende Bankgeschäft.

Wichtige Faktoren für diese Entscheidung sind:

- die Veränderungen, die sich aus den derzeitigen Markt- und Wettbewerbsbedingungen ergeben (dazu Ziffer 2.2.1),
- die daraus folgende Notwendigkeit einer zukünftigen strategischen Neupositionierung der bei der HVB Group verbleibenden Geschäftsbereiche einerseits und des gewerblichen Immobilienfinanzierungsgeschäftes andererseits (dazu Ziffer 2.2.2),
- die finanziellen, steuerlichen, aufsichtsrechtlichen und bilanziellen Auswirkungen der Abspaltung und die daraus resultierenden künftigen Ertragsentwicklungen (dazu Ziffer 2.2.3), sowie
- die Überzeugung des Vorstands, eine Wertsteigerung für die Aktionäre der HVB AG erzielen zu können (dazu Ziffer 2.2.4).

Der Vorstand der HVB AG hat bei seiner Entscheidung die Auswirkungen der Abspaltung auch auf andere Beteiligte, insbesondere Arbeitnehmer und Kunden, sowie auf das weitere geschäftliche und soziale Umfeld berücksichtigt.

ORGANISATIONSSTRUKTUR NACH DER ABSPALTUNG


HVB-Aktionäre
100%
100%
HVB Group
Hypo Real Estate Group
Deutschland
Österreich und CEE
Corporates & Markets
Real Estate

2.2.1 Veränderung der Markt- und Wettbewerbsbedingungen wegen regionaler Fokussierung
Die europäischen Bankenmärkte befinden sich im Umbruch. Die hohe Wettbewerbsintensität führt zu Preisdruck und steigenden Kundenerwartungen hinsichtlich Produktangebot, Lieferfähigkeit, Innovation und Flexibilität. Diese Situation führte in den letzten Jahren europaweit zu einem Prozess der Konsolidierung und Umstrukturierung. Die Konsolidierung brachte jedoch auch Probleme mit sich, insbesondere eine steigende Komplexität sowohl der zu beherrschenden Geschäftsfelder als auch der internen Strukturen und Systeme. Als Folge drohen überdimensionierte und zunehmend intransparente Strukturen, lange Entscheidungswege und wenig effiziente Steuerungsmechanismen. Daher zeichnet sich zeitverzögert zur Konsolidierung folgerichtig ein Trend zur Respezialisierung und Fokussierung auf Kerngeschäftsfelder ab, um die Komplexität zu verringern.

Die HVB Group hat in den vergangenen Jahren aktiv an den Veränderungen der europäischen Bankenlandschaft mitgewirkt und davon profitiert. 1998 haben sich die damalige Bayerische Vereinsbank AG und die Bayerische Hypotheken- und Wechsel-Bank AG zusammengeschlossen, um ihre Marktposition im In- und Ausland zu festigen und Synergien zu erzielen. Im Jahre 2000 erfolgte der Zusammenschluss mit der Bank Austria, um die Präsenz in den definierten Zielmärkten Österreich und CEE (Zentral- und Osteuropa) deutlich zu verbessern und damit dem Ziel, »Bank im Herzen Europas« zu werden, ein erhebliches Stück näher zu kommen.

Die Transaktionen der vergangenen Jahre haben zu einer erheblichen Steigerung der Komplexität des Geschäftsportfolios der HVB Group beigetragen, so dass die HVB Group entschied, ihre geschäftlichen Aktivitäten noch stärker auf Kernkompetenzen und regionale Zielmärkte zu fokussieren. Hierzu wurden verschiedene Maßnahmen ergriffen, um das Beteiligungsportfolio zu straffen und Randaktivitäten zu bereinigen. Dazu zählten Veräußerungen von Industriebeteiligungen sowie Bankbeteiligungen, die der strategischen Neupositionierung nicht mehr entsprachen. Es ist vorgesehen, auf diesem Weg fortzufahren. Als Konsequenz stellt die geplante Abspaltung einen weiteren großen Schritt zur Reduzierung der Konzernkomplexität und zur stärkeren Fokussierung der geschäftlichen Aktivitäten dar. Dies gilt auch in regionaler Hinsicht.

Das in der HVB Group künftig konzentrierte Bankgeschäft hat seine regionalen geschäftlichen Schwerpunkte in Deutschland, Österreich und CEE (Zentral- und Osteuropa). Ausgehend von einer guten Marktposition in Deutschland und Österreich hat die HVB Group vor einigen Jahren sehr gute Wachstumschancen in Zentral- und Osteuropa erkannt. Während der hohe Wettbewerbsdruck auf den westeuropäischen Märkten zu niedrigen Wachstumsraten und Margendruck führte, bieten die Märkte in Zentral- und Osteuropa in den nächsten Jahren immer noch Chancen auf überdurchschnittliche Wachstumsraten und attraktive Margen. Die Wachstumschancen in den letztgenannten Märkten sollen auch künftig genutzt werden.

Das gewerbliche Immobilienfinanzierungsgeschäft hatte seinen bisherigen geschäftlichen Schwerpunkt in Deutschland. Daneben wurden Auslandsaktivitäten in Westeuropa und USA konsequent aufgebaut. Auf Grund des derzeit stagnierenden inländischen Marktvolumens und einer anhaltenden Marktschwäche, vor allem in den neuen Bundesländern, sollen die Wachstumschancen im westeuropäischen Ausland künftig noch stärker genutzt werden. Um diese Wachstumschancen zielgerichtet wahrnehmen zu können, bedarf es eines auf die jeweiligen regionalen Märkte fokussierten und produktorientierten Managements. Dafür ergeben sich auf Grund der Abspaltung und Aufgliederung der bisherigen HVB Group in zwei selbständige Unternehmensgruppen bessere Voraussetzungen.

Während die HVB Group daher künftig mit ihrer Produktpalette primär Deutschland, Österreich und CEE (Zentral- und Osteuropa) als Zielmärkte definiert hat, wird sich die durch die Abspaltung entstehende Hypo Real Estate Group, in der das abzuspaltende gewerbliche Immobilienfinanzierungsgeschäft zusammengefasst wird, auf Deutschland, Westeuropa und die USA konzentrieren.

Nationale Wettbewerber sind den Schritt der Konsolidierung und Neuausrichtung ebenfalls gegangen und haben ihre Immobilienfinanzierungsaktivitäten in eigenständigen Unternehmensgruppen zusammengefasst.

2.2.2 Unterschiedliche Kundenbedürfnisse und strategische Neupositionierung
Traditionell repräsentiert die HVB Group den Typ einer Universalbank, die mit Ausnahme des globalen Investmentbankings in allen wichtigen Geschäftsfeldern aktiv ist. Auf Grund ihres besonderen Privilegs als gemischte Bank betreibt sie neben dem kommerziellen Bankgeschäft auch das Hypothekenbankgeschäft, das die gewerbliche Immobilienfinanzierung beinhaltet. Damit bewegt sich die HVB Group heute auf zwei Gebieten, die unter funktionalen Aspekten sehr unterschiedliche Anforderungen an ihre jeweiligen Geschäftsmodelle stellen.

Das kommerzielle Bankgeschäft ist gekennzeichnet durch eine hohe Selbstfinanzierungskraft, eine tendenziell sinkende Kapitalbindung, komplexe IT- und Risiko-Managementsysteme sowie ein hohes operationelles Risiko.

Die gewerbliche Immobilienfinanzierung beansprucht in höherem Maße die externe Fremdfinanzierung sowie eine hohe absolute Kapitalbindung. Andererseits sind die Anforderungen an IT- und Managementsysteme weniger komplex und auch das operationelle Risiko ist geringer einzuschätzen.

Die Bereiche »Gewerbliches Immobilienfinanzierungsgeschäft« sowie »Kommerzielles Bankgeschäft« unterscheiden sich heute zudem wesentlich hinsichtlich ihrer Märkte, Produkte, Kunden und Wachstumschancen. Im gewerblichen Immobilienfinanzierungsgeschäft etwa hängt der Geschäftserfolg in erster Linie nicht von den Beziehungen zu mittleren und großen Kunden ab, sondern von der Fähigkeit, großvolumige Finanzierungstransaktionen zu akquirieren, strukturieren, refinanzieren und syndizieren.

Im Privatkunden- und mittelständischen Firmenkundengeschäft, bei Kunden im öffentlichen und institutionellen Bereich sowie Multinationals dagegen hängt der Geschäftserfolg nahezu ausschließlich von der Qualität der Kundenbeziehungen ab. Dabei verfolgt die HVB Group die Strategie, die Kundenbedürfnisse bestmöglich zu befriedigen, aber gleichzeitig durch den Einsatz moderner EDV-Systeme einen angemessenen Standardisierungsgrad in der Bearbeitung zu erreichen, um die angebotenen Dienstleistungen kostengünstig zu erbringen. Nach Möglichkeit werden Bearbeitungsvorgänge auch konzernübergreifend gebündelt, um Größendegressionseffekte zu erzielen.

In beiden Gebieten ergeben sich dadurch unterschiedliche Schwerpunkte für die zu entwickelnden und einzusetzenden Managementfähigkeiten: Im kommerziellen Bankgeschäft steht die kosteneffiziente Produktion und Distribution von Finanzdienstleistungen im Vordergrund, im gewerblichen Immobilienfinanzierungsgeschäft ist es die Entwicklung, Strukturierung und Steuerung eines Finanzierungsportfolios.

Die HVB Group muss in ihrer derzeitigen Struktur den unterschiedlichen Anforderungen und Interessen beider Bereiche gerecht werden.

Um die Voraussetzungen für die Steuerung und Entwicklung dieser heterogenen Geschäftsmodelle zu verbessern und damit zugleich die Grundlagen für eine noch zielgerichtetere Positionierung im Wettbewerb zu schaffen, hat sich der Vorstand der HVB AG entschlossen, die beiden Geschäftsbereiche zu trennen und jeweils für sich als eigenständige, börsennotierte Unternehmenseinheiten zu etablieren.

Der Vorstand der HVB AG ist der Ansicht, dass die Trennung der beiden Bereiche die unterschiedlichen Interessen und Anforderungen berücksichtigt und die weitere Entwicklung beider Bereiche entscheidend fördert.

Gewerbliches Immobilienfinanzierungsgeschäft

Die HVB Group hat im Jahr 2001 eine grundlegende Neuausrichtung ihres Geschäftsfelds Real Estate eingeleitet, mit dem Ziel, eine stärkere Bündelung der bestehenden Aktivitäten zu erreichen. Meilensteine hierfür sind die bereits erfolgte Verschmelzung der drei Hypothekenbanken Bayerische Handelsbank AG, Nürnberger Hypothekenbank AG und Süddeutsche Bodencreditbank AG sowie der angestrebte vollständige Erwerb aller Anteile der HVB Real Estate Bank AG durch ein freiwilliges Erwerbsangebot gemäß §§ 10 ff. WpÜG im September 2002. Mit der geplanten Abspaltung wird diese Neuausrichtung konsequent fortgeführt und verstärkt. Ziele sind die Verbesserung der Marktposition, die Bündelung von Expertise, der Ausbau des Auslandsgeschäfts und des Immobilien-Investmentbankings sowie die Erzielung von Synergien über eine zielmarktorientierte Standortoptimierung, eine einheitliche Investitionspolitik sowie die Nutzung von Größenvorteilen im Kredit- und Konsortialgeschäft.

Mit der Abspaltung wird die neue Hypo Real Estate Group in ihrer Zielstruktur unter einer börsennotierten Holding, der Hypo Real Estate Holding AG (»Hypo Real Estate Holding«) mit Sitz in München drei operative Gesellschaften einschließlich ihrer Beteiligungen betreiben, die einen getrennten Marktauftritt haben und sich auf unterschiedliche Marktsegmente mit unterschiedlichen Geschäftsaufträgen konzentrieren werden (vgl. dazu Ziffer 2.3).

Die HVB Bank Ireland, die künftige Hypo Real Estate Bank International, mit Sitz in Dublin, Irland, übernimmt vorbehaltlich der Zustimmung der irischen Aufsichtsbehörden größtenteils die bestehenden Auslandsaktivitäten der HVB AG im gewerblichen Immobilienfinanzierungsgeschäft (mit Ausnahme des Bestandsportfolios in den USA) und konzentriert sich auf den Ausbau des profitablen und zukunftsweisenden internationalen gewerblichen Immobilienfinanzierungsgeschäfts.

Die Württembergische Hypothekenbank AG mit Sitz in Stuttgart wird ihr bisheriges erfolgreiches Geschäftsmodell fortführen, sich jedoch noch stärker als bisher um deckungsstockfähiges Auslandsgeschäft, teilweise durch Vermittlung der Hypo Real Estate International, bemühen.

Die HVB Real Estate Bank AG, die künftige Hypo Real Estate Bank AG, mit Sitz in München und die Westfälische Hypothekenbank AG mit Sitz in Dortmund werden sich in den kommenden beiden Jahren auf die Optimierung ihrer Kreditportfolien konzentrieren. Dabei ist vorgesehen, bei allen Kreditengagements risikoadäquate Preise durchzusetzen und problembehaftete Kreditengagements konsequent abzubauen. Auf diese Weise können die beiden Institute das Kreditportfolio Deutschland in den nächsten Jahren nachhaltig reduzieren und dessen Ertragskraft im Rahmen von notwendigen Prolongationen stärken. Dies führt letztlich zu einer Restrukturierungsphase beider Unternehmen, die voraussichtlich mindestens zwei Jahre dauern wird. Neugeschäft wird in der zukünftigen Hypo Real Estate Bank AG und in der WestHyp (nachfolgend zusammen auch »Hypo Real Estate Bank in Deutschland« genannt) während der Restrukturierungsphase nur selektiv vorgenommen. Auf Ebene der Aktionäre wird der Erwerb der restlichen Anteile der Minderheitsaktionäre der HVB Real Estate Bank AG durch einen so genannten Squeeze out nach §§ 327a ff. AktG durchgeführt.

Kommerzielles Bankgeschäft

Die HVB Group wird sich nach der Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts auf das kommerzielle Bankgeschäft konzentrieren. Im einzelnen sind dies das Privatkundengeschäft einschließlich privater Immobilienfinanzierungen, das mittelständische Firmenkundengeschäft, das Geschäft mit staatlichen und institutionellen Kunden sowie ausgewählten Multinationals. Diese Kunden werden je nach Produktaffinität und regionaler Zugehörigkeit in den Geschäftsfeldern »Deutschland«, »Österreich und CEE« und »Corporates & Markets« entsprechend ihren speziellen Wünschen und Anforderungen betreut.

Der Vorstand der HVB AG ist davon überzeugt, die HVB Group durch die Abspaltung stärker auf die Bedürfnisse der oben genannten Kundengruppen ausrichten zu können. Durch die Konzentration der Ressourcen sollen die Vertriebs- und Serviceleistung verstärkt, Bearbeitungszeiten verkürzt und die Prozesse verschlankt werden. Darüber hinaus werden Sach- und Personalkosten reduziert und das benötigte Refinanzierungsvolumen am Kapitalmarkt verringert. Dies soll mittelfristig zu einer Rentabilitätssteigerung führen. Damit soll die Gesellschaft in die Lage versetzt werden, den Aktionären dauerhaft eine angemessene und am Geschäftserfolg orientierte Dividende zukommen zu lassen. Der Vorstand der HVB AG erwartet mittelfristig, durch die Abspaltung das bereits verkündete Ziel einer Eigenkapitalrendite von 10% nach Steuern (vor Goodwill-Abschreibungen) leichter erreichen zu können.

2.2.3 Ertragsentwicklung

Durch die Abspaltung des gewerblichen Immobilienfinanzierungsgeschäftes werden die mit Eigenkapital zu unterlegenden Risikoaktiva (Bilanzaktiva, außerbilanzielle Geschäfte sowie Termingeschäfte, Swaps und Optionsrechte, gewichtet) (nachfolgend auch »Risikoaktiva«) der HVB Group um ca. 57 Mrd € reduziert. Dies entspricht der langfristigen Strategie der HVB Group, am Kapitalmarkt künftig weniger als Anbieter von Krediten, sondern verstärkt als Arranger von syndizierten Krediten und Unternehmensanleihen aufzutreten.

Im Hinblick auf die Ertragsentwicklung bedeutet dies, dass der Zinsüberschuss im Jahr 2003 absolut gesehen deutlich zurückgehen wird. Andererseits wurden in den letzten Jahren erhebliche Aufwendungen für Risikovorsorge getätigt, die zu einem nennenswerten Teil auf das gewerbliche inländische Immobilienfinanzierungsgeschäft entfielen. Die Hypo Real Estate Group erhält neben den Erträgen aus dem abzuspaltenden Geschäft auch die korrespondierende Risikovorsorge. Mittelfristig verspricht sich die HVB Group durch die deutliche Reduzierung ihrer Risikoaktiva und die konsequente Durchsetzung risikoadäquater Preise eine Verbesserung der gesamten Rentabilitätsentwicklung und damit einen positiven Einfluss auf die aktuellen Ratings der Bank. Letzteres wiederum führt zu günstigeren Refinanzierungskonditionen, die sich ebenfalls auf den Gesamterfolg der Bank positiv auswirken werden. Der Vorstand der HVB AG geht davon aus, durch eine fokussierte Geschäftsausrichtung zu früherer Profitabilität zurückzufinden und mit der geplanten Abspaltung das Vertrauen der Anleger am Kapitalmarkt zu stärken.

Das gewerbliche Immobilienfinanzierungsgeschäft dagegen enthält nicht nur das inländische gewerbliche Immobilienfinanzierungsgeschäft der zugeordneten Beteiligungen, sondern auch das besonders lukrative ausländische Geschäft. Durch den Aufbau zahlreicher Niederlassungen im europäischen Ausland konnten in der Vergangenheit Wachstumschancen genutzt und margenstarkes Geschäft neu akquiriert werden. Um dies auch in Zukunft zu erreichen, wird der abzuspaltende Unternehmensteil mit einer angemessenen Eigenkapitalausstattung versehen, die es ihm ermöglicht, adäquate und auf die jeweilige Geschäftstätigkeit seiner drei operativen Einheiten ausgerichtete Kreditratings zu erhalten. Für das aktuell risikoreichere inländische Immobilienfinanzierungsgeschäft in der HVB Real Estate Bank und in der WestHyp ist eine Risikoabschirmung vorgesehen (vgl. dazu Ziffer 4.5.3).

Der Vorstand der HVB AG geht davon aus, dass diese Maßnahmen zu einer ausgewogenen Verteilung von künftigen Chancen und Risiken führen.

2.2.4 Wertsteigerung für die Aktionäre der HVB AG

Die HVB Aktionäre werden im Rahmen einer verhältniswahrenden Abspaltung Aktien der Hypo Real Estate Holding erhalten. Wirtschaftlich bleiben die Aktionäre somit an den gleichen Vermögensgegenständen beteiligt wie vor der Abspaltung. Diese sind lediglich auf zwei eigenständige Unternehmensgruppen verteilt. Der Vorstand der HVB AG geht aus heutiger Sicht davon aus, dass die Abspaltung mittelfristig zu einer Wertsteigerung für die Aktionäre führen wird.

Angesichts der sich divergent entwickelnden Anforderungen an das gewerbliche Immobilienfinanzierungsgeschäft auf der einen Seite und das in der HVB Group verbleibende kommerzielle Bankgeschäft auf der anderen Seite, wurde durch die bisherige Vereinigung in einer Unternehmensgruppe eine angemessene Bewertung dieser Bereiche durch den Kapitalmarkt erschwert.

Beide Geschäftsmodelle sind auf Grund der bisherigen Marktentwicklung heute sehr verschieden, haben differierende Risikoprofile und sprechen daher unterschiedliche Anlegergruppen an. Die derzeitige Struktur zwingt primär am kommerziellen Bankgeschäft interessierte Investoren, gleichzeitig in das gewerbliche Immobilienfinanzierungsgeschäft zu investieren. Gegenwärtig werden umgekehrt Investoren, die ausschließlich in gewerbliche Immobilienfinanzierungsaktivitäten investieren wollen, davon abgehalten, HVB Aktien zu kaufen. Darüber hinaus erwartet der Kapitalmarkt, dass die HVB Group, die über das größte Kreditportfolio Europas verfügt, dieses insbesondere vor dem Hintergrund des aktuell wirtschaftlich schwierigen Umfelds reduziert.

Die Abspaltung wird nach Ansicht des Vorstands der HVB AG beiden eigenständigen Unternehmensgruppen neue Investoren erschließen. Anleger können bei ihren Investments künftig zwischen zwei fokussierten Aktiengesellschaften in unterschiedlichen Bereichen des Bankgeschäfts auswählen und in diejenige investieren, die am besten ihren jeweiligen Investmentstrategien und Risikoprofilen entspricht. Gleichzeitig wird den bestehenden Aktionären die Chance gegeben, ihr Engagement in beiden Unternehmen unverändert beizubehalten, in dem sie die Hypo Real Estate Holding Aktien, die sie im Rahmen der Abspaltung erhalten werden, auch in Zukunft behalten.

Zusätzlich können auch andere Vorteile, die sich aus Anlegersicht aus der Abspaltung ergeben, zu einer Wertsteigerung der HVB Aktie und der Hypo Real Estate Holding Aktie führen. Zum Beispiel haben Investoren künftig eher die Möglichkeit, die Leistung des Managements durch Vergleich mit anderen Publikumsgesellschaften in denselben Geschäftsfeldern zu beurteilen. Die Transparenz wird somit deutlich erhöht.

2.2.5 Vorteile der Abspaltung gegenüber anderen Formen der Trennung

Die Abspaltung ist eine innovative Form der Umstrukturierung, die in Deutschland erst 1995 durch das Umwandlungsgesetz (UmwG) geschaffen wurde. Der Vorstand der HVB AG hat eine Reihe von Alternativen zur Abspaltung geprüft und hält die Abspaltung für die aus Sicht des Aktionärs vorteilhafteste Lösung.

Die Abspaltung ermöglicht auf Grund der gesetzlich vorgesehenen (partiellen) Gesamtrechtsnachfolge die Trennung der beiden Unternehmensgruppen in einer einzigen Transaktion, ohne dass die abzuspaltenden Beteiligungen einzeln übertragen werden müssen. Im Unterschied etwa zur Ausgliederung oder zur Sacheinlage des abzuspaltenden Vermögens in eine Tochtergesellschaft, bei welchen der Grundsatz der (partiellen) Gesamtrechtsnachfolge auch gilt, bleiben die Aktionäre nach der Abspaltung an dem in zwei Teile aufgespalteten Vermögen jeweils unmittelbar beteiligt. Denn als Aktionäre der übertragenden Gesellschaft erhalten sie Aktien der aufnehmenden Gesellschaft als Gegenleistung für den Abspaltungsgegenstand. Bei einer Ausgliederung hingegen erhält die ausgliedernde Gesellschaft die Gegenleistung, wodurch die Aktionäre am ausgegliederten Vermögenswert nur noch mittelbar beteiligt sind. Gleiches würde sich bei einer Sacheinlage des abzuspaltenden Vermögens in eine Tochtergesellschaft ergeben. Die Abspaltung gibt damit zusätzlich jedem Aktionär die Freiheit, selbst darüber zu entscheiden, ob er nur an einer oder an beiden börsennotierten Aktiengesellschaften beteiligt sein möchte. Er erhält die Möglichkeit, unmittelbar vom Wertsteigerungspotenzial, das durch die Trennung geschaffen wird, zu profitieren.

Wirtschaftlich hätte die HVB AG diese Ziele, nämlich erstens die Übertragung des abzuspaltenden Vermögens in eine separate Gesellschaft und zweitens die unmittelbare Beteiligung ihrer Aktionäre an dieser Gesellschaft, grundsätzlich auch im Wege einer Sachkapitalauskehrung erreichen können. Die HVB AG hätte dabei ihre Anteile an der Gesellschaft, in die sie das abzuspaltende Vermögen eingebracht hat, im Wege einer Kapitalherabsetzung an ihre Aktionäre ausgekehrt (§§ 237, 222 ff. AktG). Diese Alternative hätte wegen der gesetzlich vorgeschriebenen Fristen die Transaktion aber gegenüber der Alternative Abspaltung erheblich verzögert (§ 225 Abs. 2 AktG).

Alternativ zur Abspaltung hätten die Anteile an der DIA GmbH auch im Wege der Sachausschüttung (Sachdividende) auf die Aktionäre der HVB AG übertragen werden können. Diese Möglichkeit wurde insbesondere aus steuerlichen Gründen verworfen. Die Sachdividende

unterläge nach § 43 EStG der Kapitalertragsteuer, den entsprechenden Betrag hätten die Aktionäre der HVB AG zur Verfügung zu stellen. Andernfalls hätte die HVB AG dem zuständigen Betriebsstättenfinanzamt Anzeige zu erstatten und das Finanzamt die zu wenig erhobene Kapitalertragsteuer vom jeweiligen Aktionär nachzufordern. Diese Regelung ist bei einer börsennotierten Gesellschaft nicht praktikabel. Ferner würde die HVB AG als Schuldner der Kapitalerträge für die abzuführende Kapitalertragsteuer haften, was in diesem Fall zu einem erheblichen Haftungsrisiko seitens der HVB AG geführt hätte.

Nach Auffassung des Vorstands der HVB AG wäre schließlich ein Verkauf aller Aktivitäten, die abgespalten werden sollen, auf Grund der Größenordnung und der derzeitigen Markt- und Wettbewerbsverhältnisse nur in Teilschritten durchführbar gewesen. Dies hätte Verhandlungen mit verschiedenen Interessenten und behördliche Genehmigungsverfahren erfordert, die die Trennung wesentlich verzögert und zudem die Transaktionskosten erhöht hätten. Das Ziel einer weitgehenden Trennung der gewerblichen Immobilienfinanzierungsaktivitäten und des kommerziellen Bankgeschäfts wäre daher nur eingeschränkt oder zeitverzögert erreichbar gewesen.

2.3 RECHTLICHE UMSETZUNG DER ABSPALTUNG

Die wirtschaftlich und geschäftspolitisch beabsichtigte Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts aus der HVB Group erfolgt rechtstechnisch durch eine so genannte Abspaltung zur Neugründung nach dem Umwandlungsgesetz (UmwG). Die Abspaltung erfolgt in diesem Fall nicht auf eine bereits bestehende Gesellschaft, sondern die aufnehmende Gesellschaft entsteht erst durch die Abspaltung. Der Abspaltungsgegenstand ist daher gewissermaßen der erste Vermögensgegenstand der neu gegründeten Gesellschaft. Das gewerbliche Immobilienfinanzierungsgeschäft, welches abgespalten werden soll, wird in der HVB AG bislang wirtschaftlich im Wesentlichen von HVB-Tochtergesellschaften betrieben.

Um die Abspaltung einer Vielzahl von Beteiligungen zu vermeiden und den Abspaltungsvorgang damit rechtstechnisch zu vereinfachen, wurden bzw. werden die abzuspaltenden HVB-Tochtergesellschaften innerhalb der HVB Group gebündelt, indem diese Beteiligungen auf die DIA Vermögensverwaltungs-GmbH (nachfolgend »DIA GmbH«) übertragen wurden bzw. vor Wirksamwerden der Abspaltung noch übertragen werden. Die Abspaltung des von diesen Konzerntöchtern betriebenen und daher bei diesen gebuchten gewerblichen Immobilienfinanzierungsgeschäfts erfolgt durch die Abspaltung der Beteiligung an der DIA GmbH (dazu Ziffer 2.3.2). Schließlich sind nach Wirksamwerden der Abspaltung noch Maßnahmen geplant, die die Organisationsstruktur der Hypo Real Estate Group optimieren sollen (dazu Ziffer 2.3.3).

2.3.1 Bündelung des abzuspaltenden Vermögens durch Bündelung der Beteiligungen

Vor dem Beginn der Umstrukturierung, die zur Bündelung der gesamten Aktivitäten der HVB Group im gewerblichen Immobilienfinanzierungsgeschäft in der DIA GmbH durchgeführt wird, stellte sich die Ausgangsstruktur im Dezember 2002 wie folgt dar:



HVB-Aktionäre
HVB AG
HVB Bank Ireland: 99,99%
künftig Hypo Real Estate Bank International
REC London 99,99%
REC Paris 99,99%
REC Mailand 100%
REC Iberia² 99,98%
WestHyp 75%
DIA GmbH 100%
WürttHyp 75,9%
HRE 96,91%
PBI GmbH¹ 16,7%
Isar-Seine Immobilien GmbH 100%
Assumij 100%
FGH 100%
PBI Lux 100%

¹ Restliche Anteile: HRE 50%, WestHyp 16,7%, WürttHyp 16,7%
² In Gründung

In einem ersten Schritt wurden dann im Dezember 2002 die Beteiligungen der HVB AG an der Westfälischen Hypothekenbank AG, Dortmund (nachfolgend »WestHyp« genannt), an der Württembergischen Hypothekenbank AG, Stuttgart (nachfolgend »WürttHyp« genannt) sowie an der PBI-Beteiligungs GmbH, München (nachfolgend »PBI GmbH« genannt), auf die DIA GmbH übertragen. Ferner übertrug die HVB AG ihre Beteiligungen an den Real Estate Capital Gesellschaften (nachfolgend »REC« bzw. »RECs« genannt) in London, Paris und Mailand auf die Isar-Seine Immobilien GmbH, München, eine 100%-Tochtergesellschaft der HVB AG. Ziel dieser Übertragungen von WestHyp und WürttHyp auf die DIA GmbH einerseits sowie der drei genannten RECs auf die Isar-Seine Immobilien GmbH andererseits war, bereits zu diesem Zeitpunkt die Trennung der künftigen Hypo Real Estate Group zwischen Inlands- und Auslands-Immobilienfinanzierungsgeschäft anzulegen.

In einem weiteren Schritt wurden dann von der HVB AG im März 2003 die von ihr gehaltenen 96,91% der Anteile an der HVB Real Estate Bank Aktiengesellschaft (nachfolgend »HRE« genannt) – dies entspricht 50 363 661 Aktien – im Wege einer Sachkapitalerhöhung um 74 000,– € in die DIA GmbH eingebracht.

Am 26. März 2003, dem Tag, an dem dieser Spaltungsplan beurkundet wird (Aufstellung des Spaltungsplans), stellt sich die Struktur innerhalb der HVB Group wie folgt dar:



HVB-Aktionäre
HVB AG
HVB Bank Ireland: 99,99%
künftig Hypo Real Estate Bank International
Isar-Seine Immobilien GmbH 100%
REC London 99,99%
REC Paris 99,99%
REC Mailand 100%
REC Iberia 99,98%
DIA GmbH 100%
WestHyp 75%
WürttHyp 75,9%
HRE 96,91%
PBI GmbH¹ 16,7%
Assumij 100%
FGH 100%
PBI Lux 100%
¹ Restliche Anteile: HRE 50%, WestHyp 16,7%, 16,7% WürttHyp

2.3.2 Abspaltungsgegenstand: Geschäftsanteile der HVB AG an der DIA GmbH

Die DIA GmbH wurde 1994 gegründet und diente in den Folgejahren als Vehikel, in dem Aktienbestände an börsennotierten inländischen Unternehmen gehalten wurden. Ihr Stammkapital beträgt im Zeitpunkt der Aufstellung des Spaltungsplans 26 000,00 € und ist eingeteilt in einen Geschäftsanteil. Dieser Geschäftsanteil entstand durch eine zum 31. Dezember 2000, 24:00 Uhr/ 1. Januar 2001, 0:00 Uhr wirksam gewordene Zusammenlegung von mehreren Geschäftsanteilen, die ursprünglich von Bankhaus August Lenz & Co., BHF-Bank AG, Dresdner Bank AG und HVB AG gehalten wurden. Nachdem der ursprüngliche Zweck der DIA GmbH, das Halten von Aktienbeständen, entfallen war und die DIA GmbH ihre gesamten Aktienbestände veräußert hatte, wurden am 11. Dezember 2000 die später mit dem von der HVB AG gehaltenen Geschäftsanteil zusammengelegten Geschäftsanteile durch die HVB AG erworben.

In der Folgezeit wurde die DIA GmbH als Vorratsgesellschaft von der HVB AG gehalten. Laut Jahresabschluss zum 31. Dezember 2001 als dem letzten Bilanzstichtag vor Verwendung der DIA GmbH für die Zwecke der Bündelung des gewerblichen Immobilienfinanzierungsgeschäfts bestanden die Aktiva der DIA GmbH aus sonstigen Vermögensgegenständen in Form von Forderungen gegenüber dem Finanzamt in Höhe von 629 000,00 € und einem Festgeldguthaben in Höhe von 20 000,00 €, denen auf der Passivseite Verbindlichkeiten in Höhe von 614 000,00 € und Eigenkapital in Höhe von 35 000,00 € gegenüber standen.

Im Wege einer Kapitalerhöhung vom 14. März 2003, bei der die HVB AG ihre Aktien an der HVB Real Estate Bank AG (nachfolgend »HRE« genannt) als Sacheinlage in die DIA GmbH eingebracht hat, entsteht ein zweiter Geschäftsanteil an der DIA GmbH in Höhe von 74 000,00 €. Die Eintragung der Sachkapitalerhöhung im Handelsregister der DIA GmbH steht im Zeitpunkt der Aufstellung des Spaltungsplans noch aus. Die beiden Geschäftsanteile, welche die HVB AG im Zeitpunkt des Wirksamwerdens der Abspaltung an der DIA GmbH halten wird, sind der einzige Vermögensgegenstand der HVB AG, der bei der Abspaltung an den übernehmenden Rechtsträger, die Hypo Real Estate Holding, übertragen werden wird.

Bis zum Wirksamwerden der Abspaltung sind darüber hinaus noch folgende Transaktionsschritte von HVB AG und DIA GmbH durchzuführen, um bis zu diesem Zeitpunkt alle zu übertragenden Beteiligungen unter der DIA GmbH gebündelt zu haben: Die DIA GmbH wird die von der HVB AG gehaltenen Anteile an der HVB Bank Ireland (99,99%) erwerben. Weiter wird die HVB Bank Ireland noch vor Wirksamwerden der Abspaltung von der Isar-Seine Immobilien GmbH ihre Beteiligungen an der REC London (99,99%), der REC Paris (99,99%) und der REC Mailand (100%) sowie von der HVB AG die Anteile an der REC Iberia (99,98%) erwerben. Diese Transaktionsschritte werden in Anlage 4.4-1 zum Spaltungsplan als notwendige Transaktionsschritte dargestellt (siehe im Einzelnen Erläuterungen unter Ziffer 6.4.3).

Die Einschaltung der DIA GmbH als »Abspaltungsvehikel« ermöglicht zum einen, die Abspaltung auf einen Vermögensgegenstand zu begrenzen, zum anderen kann so die angestrebte Zielstruktur der künftigen Hypo Real Estate Group bereits vor Wirksamwerden der Abspaltung angelegt werden. Mit der Abspaltung der von ihr gehaltenen Geschäftsanteile an der DIA GmbH überträgt die HVB AG wirtschaftlich sämtliche von der DIA GmbH gehaltenen Beteiligungen, ohne dass es hierzu weiterer Übertragungen bedarf. Die in Anlage 4.4-1 zum Spaltungsplan genannten erwogenen Transaktionsschritte können zu diesem Zeitpunkt bereits ganz oder teilweise umgesetzt sein. Das Schaubild berücksichtigt dies nicht. Die Struktur nach der Abspaltung zeigt das folgende Schaubild.

Die durch die Abspaltung neu gegründete Hypo Real Estate Holding wird eine Holdinggesellschaft sein, nicht operativ tätig werden und daher keine Banklizenz haben (wegen der Einzelheiten des Modells siehe Ziffer 3.2).


HVB-Aktionäre
HVB AG
Hypo Real Estate Holding
Isar-Seine Immobilien GmbH 100%
DIA GmbH 100%
HVB Bank Ireland: 99,99% künftig Hypo Real Estate Bank International
WestHyp 75%
WürttHyp 75,9%
HRE 96,91%
PBI GmbH[1] 16,7%
REC London 99,99%
REC Paris 99,99%
REC Mailand 100%
REC Iberia 99,98%
Assumij 100%
PBI Lux 100%
FGH 100%
[1] Restliche Anteile: HRE 50%, WestHyp 16,7%, WürttHyp 16,7%

2.3.3 Weitere geplante Maßnahmen

2.3.3.1 Straffung der Organisationsstruktur

Zur Optimierung der Organisationsstruktur der Hypo Real Estate Group sind – ohne dass die künftigen Organe der Hypo Real Estate Group dies auf Grund des Zustimmungsbeschlusses der Hauptversammlung der HVB AG zum Spaltungsplan zwingend umzusetzen hätten – nach Wirksamwerden der Abspaltung weitere Transaktionsschritte geplant, die in der Anlage 4.4-1 zum Spaltungsplan als erwogene Transaktionsschritte bezeichnet und dargestellt werden:

Da die DIA GmbH als »Abspaltungsvehikel« nach Eintragung der Abspaltung in das Handelsregister der HVB AG weder operativ noch aus Organisations- oder Verwaltungsgründen gebraucht wird, soll sie auf die durch die Abspaltung neu gegründete Hypo Real Estate Holding verschmolzen werden. Die Verschmelzung erfolgt im Anschluss an die Abspaltung, d. h. nach Wirksamwerden der Abspaltung durch Eintragung in das Handelsregister der HVB AG. Da die Hypo Real Estate Holding nach Wirksamwerden der Abspaltung 100% an der DIA GmbH halten wird, ist ein Verschmelzungsbeschluss der Hauptversammlung der Hypo Real Estate Holding nicht erforderlich, es sei denn, Aktionäre der Hypo Real Estate Holding, die zusammen den zwanzigsten Teil des Grundkapitals dieser Gesellschaft erreichen, würden die Einberufung einer Hauptversammlung zur Fassung eines Verschmelzungsbeschlusses verlangen (§ 62 UmwG).

Der Vorstand der HVB AG sieht dies als unwahrscheinlich an, da der Verschmelzung der DIA GmbH als nicht operativ tätiger Gesellschaft auf die Hypo Real Estate Holding keine wirtschaftlichen Gründe entgegenstehen; durch die Verschmelzung wird vielmehr die Konzernstruktur der Hypo Real Estate Group im Interesse der Aktionäre und Investoren gestrafft und dadurch effektiver und kostengünstiger gestaltet. Mit Wirksamwerden der Verschmelzung durch Eintragung in das Handelsregister der Hypo Real Estate Holding werden die bislang von der DIA GmbH gehaltenen Beteiligungen dann von der Hypo Real Estate Holding unmittelbar gehalten.

Parallel zur Abspaltung betreibt die DIA GmbH ein Verfahren zum Ausschluss der Minderheitsaktionäre der HRE gemäß §§ 327 a ff. AktG (Squeeze out); als Hauptaktionär der HRE beabsichtigt sie, in der ordentlichen Hauptversammlung der HRE am 26. Mai 2003 die Fassung des hierfür erforderlichen Hauptversammlungsbeschlusses herbeizuführen (siehe im Einzelnen Erläuterungen unter Ziffer 6.4.3).

Weitere organisatorische Maßnahmen sollen folgen. So ist angedacht, dass die DIA GmbH ihre Beteiligung an der WestHyp auf die HRE überträgt und die WestHyp danach auf die HRE verschmolzen wird. Vorher sollen die restlichen Anteile an der WestHyp, ferner auch die an der WürttHyp erworben werden. Schließlich wird erwogen, dass die jetzige HVB Bank Ireland in Hypo Real Estate Bank International und die HVB Real Estate Bank AG in Hypo Real Estate Bank AG umfirmieren. Darüber hinaus bestehen Überlegungen, die Assumij Beheer B.V., welche die Anteile an der FGH hält, und die PBI Lux auf die Hypo Real Estate Bank International zu übertragen (siehe im Einzelnen Erläuterungen unter Ziffer 6.4.3).

2.3.3.2 Übertragung des ausländischen Bestandsportfolios der HVB AG

Im Zusammenhang mit der Abspaltung soll außerdem das im Übertragungszeitpunkt bestehende Kreditportfolio von ca. 11,3 Mrd € der HVB AG an gewerblichen Immobilienfinanzierungen mit ausländischen Kunden mit Ausnahme des USA-Portfolios (»Auslandsbestandsportfolio«) von der HVB AG auf die Hypo Real Estate Bank International übertragen werden. Das Auslandsbestandsportfolio ist bisher in den jeweiligen ausländischen Niederlassungen der HVB AG gebucht. Die Hypo Real Estate Bank International wird in diesen Ländern ebenfalls Niederlassungen eröffnen.

Im Zeitpunkt der Aufstellung des Spaltungsplans ist noch offen, ob die Übertragung des Auslandsbestandsportfolios durch Verkauf und Abtretung der Forderungen (physische Übertragung) erfolgen wird oder ob die Hypo Real Estate Bank International das Auslandsbestandsportfolio wirtschaftlich dadurch übernimmt, dass sie der HVB AG gegen Zahlung einer entsprechenden Provision eine Garantie für den Ausfall dieser Kredite stellt (synthetische Übertragung). Denkbar ist auch, dass die Übertragung teilweise physisch und teilweise synthetisch erfolgt.

Die Übertragung des Auslandsbestandsportfolios ist nicht Bestandteil der Abspaltung; sie ist daher auch nicht Grundlage oder Bestandteil der Beschlussfassung der Hauptversammlung der HVB AG über die Abspaltung.

2.3.4 Ausgabe von Hypo Real Estate Holding Aktien an die HVB Aktionäre

Jeder Aktionär, der am Tag des Wirksamwerdens der Abspaltung Stamm- oder Vorzugsaktien der HVB AG (»HVB AG Aktien«) hält, wird – vorbehaltlich eine Anpassung des Bezugsverhältnisses gemäß Ziffer 11 des Spaltungsplans – für jeweils 4 HVB AG Stamm- oder Vorzugsaktien gattungsbezogen 1 Hypo Real Estate Holding Stamm- bzw. -Vorzugsaktie erhalten. Für die Festsetzung des Bezugsverhältnisses wurde die bei der HVB AG nach der Abspaltung bestehende Eigenkapitalausstattung ins Verhältnis gesetzt zu der künftigen Eigenkapitalausstattung der Hypo Real Estate Holding. Dadurch wird außerdem ein Börsenkurs ermöglicht, der dem vergleichbarer Unternehmen entspricht. Die Abspaltung erfolgt verhältniswahrend, da alle HVB Aktionäre nach der Abspaltung im gleichen Verhältnis an der Hypo Real Estate Holding beteiligt sein werden wie sie es an der HVB AG sind. Aus diesem Grund ist keine Unternehmensbewertung erforderlich (siehe im Einzelnen unter Ziffer 2.3.6).

Die Ausgabe der Aktien der Hypo Real Estate Holding an die HVB Aktionäre erfolgt gegen Einlage des abgespaltenen Vermögensgegenstands der HVB AG. Die HVB AG wird ihre Kapitalrücklagen entsprechend reduzieren. Die wirtschaftliche Beteiligung der Aktionäre an dem abgespaltenen Vermögen wird nach der Abspaltung durch die neu ausgegebenen Hypo Real Estate Holding Aktien vermittelt. Weitere Einzelheiten sind unter Ziffer 5.1 und unter Ziffer 7 dargestellt.

2.3.5 Abspaltung zur Neugründung nach UmwG

Die Abspaltung der DIA GmbH erfolgt gemäß § 123 Abs. 2 Nr. 2 UmwG als Abspaltung zur Neugründung. Die Hypo Real Estate Holding als aufnehmender Rechtsträger entsteht erst mit Wirksamwerden der Abspaltung, d. h. mit Eintragung der Abspaltung in das Handelsregister. Daher kann die HVB AG hier – anders als im Fall einer Abspaltung zur Aufnahme – keinen Spaltungsvertrag mit der Hypo Real Estate Holding als übernehmende Gesellschaft schließen. Das UmwG sieht für diesen Fall den Spaltungsplan vor, der dann auch die Satzung der durch die Abspaltung entstehenden Gesellschaft enthalten muss.

Die Einzelheiten der Abspaltung werden in dem Spaltungsplan geregelt. Der Vorstand der HVB AG hat den Spaltungsplan am 26. März 2003 aufgestellt; dieser wird unter Ziffer 6 näher erläutert.

Der Spaltungsplan wird nur wirksam, wenn die Hauptversammlung der HVB AG ihm mit einer Mehrheit von mindestens drei Viertel des bei der Beschlussfassung vertretenen Kapitals zugestimmt hat (§§ 125 Satz 1, 65 Abs. 1, 135 Abs. 1 UmwG).

Die Abspaltung selbst wird mit Eintragung der Hypo Real Estate Holding in das Handelsregister der Hypo Real Estate Holding und der Eintragung der Abspaltung in das Handelsregister der HVB AG wirksam (§§ 131, 137 UmwG). Die Eintragung kann sich verzögern, falls HVB Aktionäre den Zustimmungsbeschluss der Hauptversammlung zum Spaltungsplan anfechten sollten.

Solche Anfechtungsklagen können nur innerhalb eines Monats nach der Hauptversammlung erhoben werden. Die bei anderen Umstrukturierungen gewonnenen Erfahrungen zeigen, dass trotz umsichtigster Vorbereitungen und ausführlicher Erläuterungen der Transaktion die Erhebung von Anfechtungsklagen nicht ganz ausgeschlossen werden kann. Die bloße Erhebung einer solchen Anfechtungsklage hindert nach dem UmwG – unabhängig von ihren Erfolgsaussichten – zunächst die Eintragung der Abspaltung in das Handelsregister. Wird eine solche Klage erhoben, kann die HVB AG allerdings ein sog. Freigabeverfahren nach §§ 16 Abs. 3, 125, 135 Abs. 1 UmwG einleiten, um gerichtlich feststellen zu lassen, dass die Erhebung der Anfechtungsklage der Eintragung nicht entgegensteht. Ein solcher Beschluss darf nur ergehen, wenn die Klage gegen die Wirksamkeit des Spaltungsbeschlusses der Hauptversammlung unzulässig oder offensichtlich unbegründet ist oder wenn ein baldiges Wirksamwerden der Abspaltung nach freier Überzeugung des Gerichts unter Berücksichtigung der Schwere der mit der Klage geltend gemachten Rechtsverletzungen zur Abwendung von Nachteilen für die Gesellschaft und ihre Aktionäre vorrangig erscheint. Aus den in diesem Bericht dargelegten Gründen ist der Vorstand der HVB AG der Ansicht, dass eine Verzögerung der Abspaltung nachteilig für die Gesellschaft wäre und nicht im Interesse der Aktionäre liegt.

2.3.6 Entbehrlichkeit einer Ermittlung des Wertverhältnisses von HVB Group und Hypo Real Estate Group

Nach der Abspaltung werden die bisherigen Aktionäre der HVB AG im gleichen Verhältnis an der Hypo Real Estate Holding beteiligt sein, wie sie es an der HVB AG sind (verhältniswahrende Abspaltung). Aus diesem Grunde entfällt die Notwendigkeit, ein Verhältnis des Werts der HVB AG nach Abspaltung zu dem der Hypo Real Estate Holding ermitteln zu müssen: jede Vermögensreduzierung auf Seiten einer Gesellschaft korrespondiert mit einem entsprechenden Vermögenszuwachs der anderen Gesellschaft. Wertverschiebungen zu Lasten einzelner Aktionäre oder Aktionärsgruppen können sich deshalb nicht ergeben.

2.3.7 Prüfungen und Prüfungsberichte

Mit Beschluss des Landgerichts München I vom 11. März 2003 wurde Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft, München, (»E & Y«) zum Spaltungsprüfer bestellt. Der Spaltungsplan wurde von E & Y als Spaltungsprüfer geprüft. Der Spaltungsprüfungsbericht ist im Wortlaut in Anhang 2 zu diesem Spaltungsbericht abgedruckt.

Ferner wurde E & Y mit Beschluss des Amtsgerichts München vom 13. März 2003 zum Gründungsprüfer bestellt. E & Y wird vor Anmeldung der Abspaltung zur Eintragung in das Handelsregister eine Gründungsprüfung der Hypo Real Estate Holding vornehmen, bei der insbesondere geprüft wird, ob der Wert des im Wege der Abspaltung übertragenen Vermögens den geringsten Ausgabebetrag der dafür gewährten Aktien erreicht. Der Prüfungsbericht wird beim Handelsregister des Amtsgerichts München als dem für die Hypo Real Estate Holding zuständigen Register eingereicht.

Die der Abspaltung zugrundeliegende Schlussbilanz der HVB AG ist identisch mit der Jahresbilanz zum 31. Dezember 2002, die in dem von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft geprüften Jahresabschluss der HVB AG enthalten ist.

2.3.8 Transaktionskosten

Der Vorstand der HVB AG schätzt die externen Transaktionskosten der Abspaltung zur Zeit der Erstellung dieses Berichts auf ca. 15 Mio €.

Der Vorstand der HVB AG ist der Überzeugung, dass die Vorteile der Abspaltung diese Transaktionskosten rechtfertigen.

3. BESCHREIBUNG DER GESCHÄFTSTÄTIGKEIT DER HVB GROUP UND DER HYPO REAL ESTATE GROUP NACH DER ABSPALTUNG

3.1 DIE NEUE HVB GROUP

Nach der Abspaltung wird sich die HVB Group als »Bank im Herzen Europas« positionieren und sich auf das europäische Geschäft mit Privat- und Firmenkunden, ergänzt um kundenbezogenes Kapitalmarktgeschäft, konzentrieren. Kernmärkte werden weiterhin Deutschland, Österreich sowie Zentral- und Osteuropa sein, wo die HVB Group mit 2104 Filialen und ca. 8,5 Mio Kunden das größte Netzwerk besitzt. Die nicht zum Kerngeschäft gehörenden und außereuropäischen Aktivitäten werden, soweit möglich und sinnvoll, redimensioniert. Konzerneinheiten werden verstärkt integriert. Oberstes Ziel ist das Wiederherstellen der operativen Ertragskraft und einer starken Kapitalbasis mit einer Kernkapitalquote von bis zu 7% gemäß BIZ bis Jahresende 2003.

Aktivitäten und Beteiligungen, die nicht zum Kerngeschäft der HVB Group gehören, werden weiterhin auf Desinvestitionsmöglichkeiten überprüft, die soweit als wirtschaftlich sinnvoll realisiert werden sollen.

Die durch die Abspaltung bedingte Reduzierung des Eigenkapitals der HVB Group spiegelt sich wieder im neuen Eigenkapital der Hypo Real Estate Holding. Effekte aus der noch durchzuführenden Endkonsolidierung der *vor Abspaltung konsolidierten Gesellschaften sind* noch nicht berücksichtigt.

Bei dem von der HVB AG außerhalb der Abspaltung zu übertragenden Auslandsbestandsportfolio wurde in der nachfolgenden Proforma-Darstellung davon ausgegangen, dass es physisch auf die Hypo Real Estate Group übergeht. Die Darstellung entspricht der Segmentberichterstattung im Konzernabschluss zum 31. Dezember 2002 der HVB Group (siehe auch Notes [21] zum Konzernabschluss). Hier kann es aber auch zu einer teilweise synthetischen Übertragung durch den Einsatz von Kreditderivaten kommen. Die endgültige Regelung stand zum Zeitpunkt der Erstellung des Spaltungsberichts noch nicht fest.

Das Eigenkapital der Hypo Real Estate Group wurde unter Berücksichtigung der derzeit vorgesehenen Transaktionsstruktur als Saldo der neu bewerteten Aktiva und Passiva der Hypo Real Estate Group ermittelt. Dabei sind künftige Maßnahmen wie die zusätzliche Kapitalausstattung oder die Risikoabschirmung durch die HVB AG noch nicht berücksichtigt.

ERFOLGSRECHNUNG (NEUE HVB GROUP)

in Mio €	2002	2001	Veränderung in %
Zinsüberschuss	5 936	6 667	− 11,0
Kreditrisikovorsorge	3 292	1 783	+ 84,6
Provisionsüberschuss	2 672	2 860	− 6,6
Handelsergebnis	787	593	+ 32,7
Verwaltungsaufwand	6 896	7 484	− 7,9
Saldo sonstige betriebliche Erträge/Aufwendungen	180	434	− 58,5
Betriebsergebnis	− 613	1 287	
Finanzanlageergebnis	587	464	+ 26,5
Abschreibungen auf Geschäfts- oder Firmenwerte	395	321	+ 23,1
Zuführung zu Restrukturierungsrückstellungen	283	9	
Saldo übrige Erträge/Aufwendungen	− 149	− 133	− 12,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	− 853	1 288	
Bilanzzahlen			
Handelsaktiva	85 252	69 210	+ 23,2
Kreditvolumen	366 814	377 951	− 2,9
Risikovorsorgebestand	12 670	11 813	+ 7,3
Verbindlichkeiten gegenüber Kreditinstituten	131 437	123 689	+ 6,3
Verbindlichkeiten gegenüber Kunden	144 758	162 724	− 11,0
Verbriefte Verbindlichkeiten	143 389	178 992	− 19,9
Kapital			
Durchschnittlich gebundenes Kernkapital (KWG)	17 337	17 538	− 1,1
Durchschnittliches bilanzielles Eigenkapital	15 926	16 131	− 1,3

3.1.1 Überblick über die Geschäftsfelder

Die »Bank im Herzen Europas« verfügt über drei Geschäftsfelder, die unterstützt werden durch das Group Corporate Center:

1. Deutschland,
2. Österreich und CEE (Zentral- und Osteuropa),
3. Corporates & Markets.

Das regionale, europäische Kundengeschäft mit Privat-, Geschäfts- und mittelständischen Firmenkunden betreibt die HVB Group in den Geschäftsfeldern Deutschland und Österreich und CEE (Zentral- und Osteuropa). Das Geschäftsfeld Corporates & Markets bündelt die Ressourcen in den kapitalmarktrelevanten Kernkompetenzen, um die Wertschöpfung für die institutionellen und die multinationalen Kunden sowie die kapitalmarktfähigen Mittelstandskunden zu erhöhen.

3.1.2 Das Geschäftsfeld Deutschland

Im Geschäftsfeld Deutschland ist das deutsche Privatkundengeschäft – inklusive der Private Banking Aktivitäten, des Asset Managements und des privaten Immobilienfinanzierungsgeschäfts – sowie das Geschäft mit mittelständischen Firmenkunden zusammengefasst.

Die Servicedienstleistungen für die Kunden im deutschen Privatkundengeschäft wurden im Jahr 2002 unter der Marke HypoVereinsbank gebündelt. Dadurch ergeben sich Kosteneinsparungspotenziale im Marketing und in Backoffice-Bereichen sowie durch die Optimierung des Filialnetzes auf rund 800 Filialen. Das Produkt- und Serviceangebot umfasst multioptionale Zugangsmöglichkeiten: Filiale, Telefon und Internetbanking werden durch die Leistungen des Direktbrokers DAB Bank ergänzt. Dieses umfangreiche Leistungsspektrum macht die HVB Group im Bereich Multichannel Banking zum Marktführer. Ihre Servicedienstleistungen hat die HVB Group durch die Distribution von Investmentfonds externer Fondsgesellschaften (Open Architecture) inklusive objektiver Beratung und durch den Vertrieb der Versicherungsprodukte ihres exklusiven Partners Münchener Rückversicherungs Gruppe um attraktive Komponenten erweitert.

Nach der Abspaltung wird die private Immobilienfinanzierung auch weiterhin zum angebotenen Dienstleistungsspektrum der HVB Group gehören.

Die HVB Group unterhält Geschäftsbeziehungen zu mehr als 400 000 der 3 Mio potenziellen Firmenkunden in Deutschland. Sie versteht sich als die führende Bank für Unternehmen und Unternehmer. Ihre Kernkompetenz ist die Unternehmensfinanzierung im Rahmen ihres integrierten Corporate Finance Ansatzes.

Mit einem verwalteten Vermögen von ca. 70 Mrd € (Stand: 12/2002) in Deutschland zählt die HVB Group insbesondere mit ihrer Fondsgesellschaft Activest zu den führenden deutschen Asset Managern.

ÜBERBLICK ÜBER DIE GESCHÄFTSFELDER


HVB Group
Group Corporate Center
Deutschland
Österreich und CEE
Corporates & Markets
Systems
Shared Services

ERFOLGSRECHNUNG (GESCHÄFTSFELD DEUTSCHLAND)

in Mio €	2002	2001	Veränderung in %
Zinsüberschuss	2 954	3 066	– 3,7
Kreditrisikovorsorge	1 853	915	
Provisionsüberschuss	1 187	1 442	– 17,7
Handelsergebnis	3	18	– 83,3
Verwaltungsaufwand	3 189	3 507	– 9,1
Saldo sonstige betriebliche Erträge/Aufwendungen	28	401	– 93,0
Betriebsergebnis	– 870	505	
Finanzanlageergebnis	– 99	3	
Abschreibungen auf Geschäfts- oder Firmenwerte	215	139	+ 54,7
Zuführung zu Restrukturierungsrückstellungen	212	0	
Saldo übrige Erträge/Aufwendungen	– 11	– 14	+ 21,4
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	– 1.407	355	
Bilanzzahlen			
Handelsaktiva	54	32	+ 68,8
Kreditvolumen	176 732	187 781	– 5,9
Risikovorsorgebestand	5 222	4 212	+ 24,0
Verbindlichkeiten gegenüber Kreditinstituten	1 629	3 416	– 52,3
Verbindlichkeiten gegenüber Kunden	54 509	58 545	– 6,9
Verbriefte Verbindlichkeiten	107	115	– 7,0
Kapital			
Durchschnittlich gebundenes Kernkapital (KWG)	7 211	7 413	– 2,7
Durchschnittliches bilanzielles Eigenkapital	6 624	6 818	– 2,8

3.1.3 Das Geschäftsfeld Österreich und CEE

In Österreich ist die HVB Group durch die führende Bankengruppe des Landes, die Bank Austria Creditanstalt AG (»BA-CA«), vertreten. Durch die rechtliche Zusammenlegung der beiden Vorgängerinstitute Bank Austria und Creditanstalt im Sommer 2002 hat sich die Wertschöpfung und das Leistungspotenzial für die Kunden nochmals verbessert. In mehr als 400 österreichischen Filialen profitieren 1,7 Mio Kunden nun von einem optimierten Produkt- und Serviceangebot.

Im Asset Management ist die BA-CA in Österreich und CEE mit der Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Wien, und der Asset Management GmbH, Wien, sowohl in der Vermögensverwaltung als auch im Geschäft mit institutionellen Kunden stark vertreten. Im Privatkundengeschäft ist sie mit der traditionsreichen Schoellerbank AG, Wien, und der Bankprivat AG, Wien, tätig.

In den dynamisch wachsenden Märkten Zentral- und Osteuropas betreibt die HVB Group das führende Vertriebsnetz mit Tochtergesellschaften in 15 Staaten. Dazu zählt auch die mit über 550 Filialen drittgrößte Bank BPH PBK in Polen, dem bedeutendsten Markt der Region, in dem die HVB Group rund 2,7 Mio Kunden betreut.

Mit ihrem umfassenden Angebot – vom Privat- und Firmenkundengeschäft über Leasing bis hin zum Investmentbanking – hebt sich die HVB Group deutlich von ihren Wettbewerbern ab. Insgesamt werden rund 3,3 Mio Kunden in über 900 Filialen in Zentral- und Osteuropa betreut. Damit hat sich die HVB Group als die führende Bank in der Wachstumsregion Europas etabliert. Die weitere flächendeckende Expansion hat bereits begonnen. Ziel ist es, die Zahl der von der HVB Group betreuten Privatkunden in der Region von heute 3,3 Mio auf über 4 Mio in den nächsten Jahren zu erhöhen. So begleitet die HVB Group den dynamischen Konvergenz- und Aufholprozess der osteuropäischen Märkte auf ihrem Weg in die Europäische Union.

BANK IM HERZEN EUROPAS

	Geschäfts-stellen	Bilanz-summe
Baltische Staaten	3	250 Mio €
Russland	14	2420 Mio €
Polen	561	10910 Mio €
Tschech. Rep.	24	3940 Mio €
Slowakei	18	990 Mio €
Ukraine	1	70 Mio €
Ungarn	34	2450 Mio €
Slowenien	6	760 Mio €
Kroatien	82	2040 Mio €
Rumänien	6	550 Mio €
Bosnien-Herz.	2	10 Mio €
Serbien Mont.	1	100 Mio €
Bulgarien	156	540 Mio €
CEE	908	25 Mrd €

Geschäftsfeld Österreich & Zentral- und Osteuropa
Deutschland, Österreich
EU-Beitrittsländer 2004
Weitere Präsenz der HVB Group in Zentral- und Osteuropa

ERFOLGSRECHNUNG (GESCHÄFTSFELD ÖSTERREICH UND CEE)

in Mio €	2002	2001	Veränderung in %
Zinsüberschuss	1968	1999	– 1,6
Kreditrisikovorsorge	511	644	– 20,7
Provisionsüberschuss	1044	994	+ 5,0
Handelsergebnis	91	170	– 46,5
Verwaltungsaufwand	2226	2565	– 13,2
Saldo sonstige betriebliche Erträge/Aufwendungen	24	32	– 25,0
Betriebsergebnis	390	– 14	
Finanzanlageergebnis	44	– 24	
Abschreibungen auf Geschäfts- oder Firmenwerte	111	140	– 20,7
Zuführung zu Restrukturierungsrückstellungen	2	9	– 77,8
Saldo übrige Erträge/Aufwendungen	– 2	– 3	+ 33,3
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	319	– 190	
Bilanzzahlen			
Handelsaktiva	2923	1924	+ 51,9
Kreditvolumen	79529	85967	– 7,5
Risikovorsorgebestand	3566	3420	+ 4,3
Verbindlichkeiten gegenüber Kreditinstituten	6618	9995	– 33,8
Verbindlichkeiten gegenüber Kunden	55607	58742	– 5,3
Verbriefte Verbindlichkeiten	6626	7273	– 8,9
Kapital			
Durchschnittlich gebundenes Kernkapital (KWG)	3601	3870	– 6,9
Durchschnittliches bilanzielles Eigenkapital	3308	3560	– 7,1

3.1.4 Das Geschäftsfeld Corporates & Markets

Corporates & Markets verbindet die gesamte Kapitalmarktexpertise im Konzern mit dem starken europäischen Marktauftritt der HVB Group und setzt so das Konzept der »Integrierten Kapitalmarktbank« effizient um. Durch die Integration von komplexen Kundenbedürfnissen, Produkten und Prozessen – komplettiert durch einen weltweiten Marktzugang – hat die HVB Group ihren Relationship-Ansatz mit der gesamten Wertschöpfungskette kombiniert und in einem Geschäftsfeld vereint. Damit gelingt es, am Markt als kundenorientierter Anbieter von Finanzierungs- und Risikomanagementlösungen für kapitalmarktfähige Mittelstandsunternehmen, multinationale und institutionelle Kunden aufzutreten. Dabei differenziert sich Corporates & Markets als Spezialist für strukturierte Kapitalmarktlösungen und agiert als leistungsstarker Intermediär zwischen Kunde und Kapitalmarkt. Den weltweiten Investoren bietet die HVB Group somit den Zugang zu exzellenten Investitionsmöglichkeiten.

Als Spezialist für Verbriefung und Risikotransfer stellt das Geschäftsfeld seine besondere Expertise in diesem Bereich nicht nur externen Kunden zur Verfügung, sondern agiert auch als Kompetenzzentrum für die HVB Group im Rahmen eines effizienten Bilanz- und Refinanzierungsmanagements.

ERFOLGSRECHNUNG (GESCHÄFTSFELD CORPORATES & MARKETS)

in Mio €	2002	2001	Veränderung in %
Zinsüberschuss	1 382	1 868	– 26,0
Kreditrisikovorsorge	919	394	
Provisionsüberschuss	418	407	+ 2,7
Handelsergebnis	699	386	+ 81,1
Verwaltungsaufwand	1 395	1 372	+ 1,7
Saldo sonstige betriebliche Erträge/Aufwendungen	30	4	
Betriebsergebnis	215	899	– 76,1
Finanzanlageergebnis	– 267	– 40	
Abschreibungen auf Geschäfts- oder Firmenwerte	62	29	
Zuführung zu Restrukturierungsrückstellungen	35	0	
Saldo übrige Erträge/Aufwendungen	– 3	– 7	+ 57,1
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	– 152	823	
Bilanzzahlen			
Handelsaktiva	82 275	67 254	22,3
Kreditvolumen	107 312	101 487	+ 5,7
Risikovorsorgebestand	2 303	1 810	+ 27,2
Verbindlichkeiten gegenüber Kreditinstituten	130 007	122 295	+ 6,3
Verbindlichkeiten gegenüber Kunden	35 096	45 784	– 23,3
Verbriefte Verbindlichkeiten	137 263	173 393	– 20,8
Kapital			
Durchschnittlich gebundenes Kernkapital (KWG)	5 644	5 502	+ 2,6
Durchschnittliches bilanzielles Eigenkapital	5 185	5 061	+ 2,5

3.2 DIE NEUE HYPO REAL ESTATE GROUP

Die Hypo Real Estate Group wird in ihrer Zielstruktur aus einer börsennotierten Holding, der Hypo Real Estate Holding AG (nachfolgend auch »Hypo Real Estate Holding«), und, bei Unterstellung der erwogenen Integration der WestHyp in die HRE, drei wirtschaftlich unabhängig voneinander operierenden Geschäftseinheiten bestehen, von denen jede über eine adäquate Eigenkapitalausstattung und somit voneinander unabhängige Refinanzierungsmöglichkeiten verfügen wird:

- Hypo Real Estate Bank International einschließlich ihrer Beteiligungen (siehe Ziffer 3.2.1),
- Hypo Real Estate Bank in Deutschland (siehe Ziffer 3.2.2), sowie
- WürttHyp (siehe Ziffer 3.2.3).

Nicht Bestandteil der Abspaltung und der geplanten Portfolioübertragungen sind das inländische Immobilienfinanzierungsbestandsportfolio der HVB AG auf Grund technischer und aufsichtsrechtlicher Erschwernisse, die zu einer deutlich höheren Komplexität der Transaktion geführt hätten, sowie das USA-Portfolio, das veräußert werden soll.

Die Strategie der Hypo Real Estate Bank International zielt auf die Fortführung und Ausdehnung der bisherigen erfolgreichen, transaktionsorientierten Geschäftspraxis der HVB Group im Ausland ab. Die Hypo Real Estate Bank in Deutschland hat die Aufgabe, das vorhandene inländische Portfolio konsequent zu restrukturieren. Die WürttHyp soll ihr bisher erfolgreich praktiziertes Geschäftsmodell fortführen und sich auf internationales deckungsstockfähiges Geschäft fokussieren.

Zielstruktur nach Abschluss aller strukturellen Maßnahmen

Durch die Abspaltung entsteht mit der Hypo Real Estate Group ein führender, internationaler Anbieter von gewerblichen Immobilienfinanzierungsaktivitäten. Zum Zeitpunkt der Abspaltung ist die Organisationsstruktur transaktionsbedingt noch nicht optimiert (siehe Schaubild Ziffer 2.3.2). In der Zielstruktur ist jedoch eine konsequente Trennung zwischen Inlands- und Auslandseinheiten beabsichtigt. Daher bestehen derzeit Überlegungen, die Assumij Beheer B.V., welche die Anteile an der FGH hält, und die PBI Lux auf die Hypo Real Estate Bank International und die WestHyp auf die Hypo Real Estate Bank zu übertragen. Ferner wird erwogen, nach der Abspaltung eine Verschmelzung zwischen HRE und WestHyp herbeizuführen, sofern die dafür notwendigen Voraussetzungen gegeben sind.


HVB-Aktionäre
HVB AG
Hypo Real Estate Holding
Hypo Real Estate Bank International (HVB Bank Ireland)
WürttHyp
Hypo Real Estate Bank Deutschland (HRE und WestHyp)[3]
REC London[1]
REC Paris
REC Mailand
REC Iberia
Mortgage Inc. USA[2]
FGH
PBI Lux

[1] REC = »Real Estate Capital« Auslandsgesellschaften
[2] In Gründung
[3] Die Hypo Real Estate Bank in Deutschland wird im Hinblick auf die angedachte Übertragung der 75%igen Beteiligung der WestHyp auf die HRE sowie der erwogenen anschließenden Verschmelzung der WestHyp auf die HRE hier bereits grafisch zusammen dargestellt.

Die dargestellte Struktur berücksichtigt sowohl das bereits als erfolgreich erwiesene Geschäftsmodell der Auslandseinheiten, zusammengefasst in der Hypo Real Estate Bank International und der WürttHyp, als auch die Restrukturierungsanforderungen an die künftige Hypo Real Estate Bank in Deutschland. Darüber hinaus wird eine schlanke Organisation geschaffen, die nach der Restrukturierung des deutschen Portfolios deutlich mehr als ihre Kapitalkosten erwirtschaften soll.

Die Hauptvorteile der angestrebten Organisationsstruktur liegen in der klaren Fokussierung der vorhandenen Ressourcen auf die jeweiligen Kernkompetenzen der operativen Einheiten, die zu einer handlungsstarken und profitabilitätsorientierten Organisation führen soll. Darüber hinaus werden durch die rechtliche Trennung im Rahmen der Organisationsstruktur Quersubventionierungen zwischen den Einheiten vermieden. Dies führt u. a. zu erhöhter Transparenz hinsichtlich der Performance der einzelnen Einheiten und somit in der Konsequenz auch zur zukünftigen Neuallokation der Aktiva und des Eigenkapitals auf die risikogewichtet profitabelsten Bereiche.

Außerdem wird die erhöhte Transparenz hinsichtlich der einzelnen Geschäftsbereiche zu adäquaten Kreditratings führen und somit die Refinanzierungsmöglichkeiten der Gruppe verbessern.

Die nachfolgenden Pro-forma-Zahlen stellen auf die neue Hypo Real Estate Group, nach erfolgter Abspaltung und damit zusammenhängender Übertragung der relevanten ausländischen Bestandsportfolien an Immobilienfinanzierungen, ab.

Über die neue Hypo Real Estate Group wird im Konzernabschluss zum 31. Dezember 2002 der HVB Group bereits als eigenständigen, von der HVB Group getrennten Konzern berichtet.

Die durch die Übertragung bei der Hypo Real Estate Group entstehenden Geschäfts- oder Firmenwerte bzw. passivischen Unterschiedsbeträge sind in den künftigen Jahren entsprechend der einschlägigen IFRS (»International Financial Reporting Standards«)-Regelungen zu bewerten. Das Eigenkapital der Hypo Real Estate Group wurde unter Berücksichtigung der vorgesehenen Transaktionsstruktur als Saldo der neu bewerteten Aktiva und Passiva des neuen Konzerns ermittelt. Dabei sind künftige Maßnahmen wie die zusätzliche Kapitalausstattung oder die Risikoabschirmung durch die HVB AG noch nicht berücksichtigt (siehe Notes [21] zum Konzernabschluss der HVB Group zum 31. Dezember 2002).

Bei den von der HVB AG außerhalb der Abspaltung zu übertragenden Geschäften wurde in der nachfolgenden Pro-forma-Darstellung davon ausgegangen, dass sie physisch auf die Hypo Real Estate Group übergehen. Die Darstellung entspricht ebenfalls der Segmentberichterstattung im Konzernabschluss zum 31. Dezember 2002 der HVB Group. Die Übertragung der ausländischen Bestandsportfolien kann statt der unterstellten physischen Übertragung aber auch im Wege einer synthetischen Übertragung durch den Einsatz von Kreditderivaten erfolgen. Die endgültige Regelung stand zum Zeitpunkt der Aufstellung des Spaltungsberichts noch nicht fest (vgl. dazu auch Ziffer 3.3).

ERFOLGSRECHNUNG (HYPO REAL ESTATE GROUP)

in Mio €	2002	2001	Veränderung in %
Zinsüberschuss	736	804	– 8,5
Kreditrisikovorsorge	505	291	+ 73,5
Provisionsüberschuss	12	17	– 29,4
Handelsergebnis	0	– 1	
Verwaltungsaufwand	254	247	+ 2,8
Saldo sonstige betriebliche Erträge/Aufwendungen	14	52	– 73,1
Betriebsergebnis	3	334	– 99,1
Finanzanlageergebnis	62	66	– 6,1
Abschreibungen auf Geschäfts- oder Firmenwerte	0	0	
Zuführung zu Restrukturierungsrückstellungen	3	10	– 70,0
Saldo übrige Erträge/Aufwendungen	– 2	– 3	+ 33,3
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	60	387	– 84,5
Bilanzzahlen			
Handelsaktiva	0	0	
Kreditvolumen	123 505	126 884	– 2,7
Risikovorsorgebestand	1 510	1 039	+ 45,3
Verbindlichkeiten gegenüber Kreditinstituten	21 550	15 580	+ 38,3
Verbindlichkeiten gegenüber Kunden	10 216	9 150	+ 11,7
Verbriefte Verbindlichkeiten	131 103	135 236	– 3,1
Kapital			
Durchschnittlich gebundenes Kernkapital (KWG)	3 182	3 356	– 5,2
Durchschnittliches bilanzielles Eigenkapital	2 923	3 087	– 5,3

Im Folgenden werden die Struktur und das Geschäftsmodell der drei operativen Geschäftseinheiten der Hypo Real Estate Group näher beschrieben.

3.2.1 Die Hypo Real Estate Bank International

3.2.1.1 Zukünftiges Vertriebsnetz

Als Nukleus bei der Entstehung der Hypo Real Estate Bank International und der damit verbundenen Aufnahme des Auslandsgeschäftes soll die HVB Bank Ireland dienen. Die HVB Bank Ireland ist derzeit im Geschäft für Unternehmenskunden mit strukturierten Finanzierungen und Treasury Services aktiv. Die Einbeziehung der HVB Bank Ireland in den Abspaltungsprozess bietet den Vorteil, auf eine etablierte Gesellschaft mit Vollbanklizenz zurückgreifen und die Hypo Real Estate Bank International an einem internationalen, angelsächsisch orientierten Standort positionieren zu können. Die vorhandenen Organisationsstrukturen innerhalb der HVB Bank Ireland ermöglichen die sofortige Geschäftsaufnahme der Hypo Real Estate Bank International nach der Abspaltung und die Gründung von internationalen Niederlassungen noch vor dem Wirksamwerden der Abspaltung. Dies steht unter dem Vorbehalt der Zustimmung der Zentralbank von Irland. Das bisherige Geschäft der HVB Bank Ireland soll an die HVB Group übertragen werden.

Die in der Hypo Real Estate Bank International agierenden und vormalig der HVB Group zugeordneten internationalen Immobilienfinanzierungseinheiten betreiben gewerbliches Immobilienfinanzierungsgeschäft in Europa und USA.

Im Rahmen des Kundenmanagementprozesses werden die Kunden aktiv durch ihre jeweils zuständige Vertriebseinheit betreut und das Engagement anschließend von der Kreditbearbeitungseinheit bearbeitet und überwacht. Durch regionale Vertriebseinheiten wird den jeweiligen Märkten bzw. Kunden, aber auch dem jeweiligen nationalen Recht, angemessen Rechnung getragen. Bislang wurden Stützpunkte in Großbritannien, USA, Spanien, Frankreich, Italien und Schweden eingerichtet. In Zukunft wird es darüber hinaus eine Vertriebseinheit in München geben, die zum einen den Marktauftrag für Deutschland innehat und darüber hinaus den Marktauftrag für die vormalig durch die Einheit »Cross-Border/Kontinentaleuropa« (Central and Eastern Europe Team – CEE) abgedeckten Länder erhält. Sofern die angedachten Übertragungen der weiteren Auslandseinheiten vorgenommen werden, wird die Hypo Real Estate Bank International in den Niederlanden über ihre Tochtergesellschaft FGH Bank N.V. tätig sein. Ebenfalls zur Hypo Real Estate Bank International zählt dann die in Luxemburg ansässige Pfandbriefbank International S. A. (»PBI Lux«).

Die Vertriebsstruktur in den Ländern Großbritannien, Frankreich, Italien und Spanien zeichnet sich dadurch aus, dass der Marktauftritt bei selbstständigen Tochtergesellschaften liegt (»Real Estate Capital«-Gesellschaften – REC«). Der Vertrieb und die Kreditbearbeitung erfolgen – innerhalb des gesetzlichen Rahmens – in diesen Ländern über die Tochtergesellschaften. Diese akquirieren, arrangieren und strukturieren die Finanzierungen für die ebenfalls bestehenden Niederlassungen sowie für Dritte und übernehmen die Verwaltung und Überwachung des Portfolios. Die Finanzierungen werden nach entsprechender Genehmigung durch die internen Gremien der Bank in den Niederlassungen gebucht.

Die REC London wurde 1991 in Großbritannien gegründet und verfügt derzeit über ein verwaltetes Portfolio von knapp 8 Mrd £. Seit 2000 wird das Geschäftsmodell auch in Frankreich praktiziert. Hier verfügt die REC Paris über ein verwaltetes Portfoliovolumen von knapp 4,4 Mrd €. Für den Erfolg des praktizierten Geschäftsmodells spricht, dass in beiden Ländern bisher weder Abschreibungen noch eine Risikovorsorge notwendig waren. Erst vor kurzem wurden die REC Mailand in Italien (2001) und die REC Iberia in Spanien (2002) gegründet. An allen Standorten unterhält die HVB AG Niederlassungen, in denen heute das Finanzierungsgeschäft aus dem Geschäftsfeld »Real Estate«, aber auch Geschäft aus dem Bereich »Corporates & Markets« gebucht wird. In Zukunft wird die Hypo Real Estate Bank International an diesen Standorten eigene Niederlassungen gründen.

In anderen Ländern gibt es weitere Niederlassungen für das internationale Geschäft, so in New York für den USA-Markt und in Stockholm für den skandinavischen Markt. In Zukunft wird die Hypo Real Estate Bank International den US-Marktauftritt aus einer Tochtergesellschaft oder neu zu gründenden Niederlassung betreiben. Das USA-Immobilienfinanzierungsbestandsportfolio der HVB AG soll nicht übertragen werden, sondern verbleibt bei der HVB AG, da geplant ist, dieses zu veräußern. Mitarbeiter des heutigen USA-Teams werden in die neue Einheit wechseln. Die neue Einheit wird auch das Servicing für das vorerst in der HVB AG verbleibende US-Portfolio übernehmen.

Auch in Stockholm wird eine Niederlassung gegründet werden, in die Mitarbeiter des bestehenden Teams wechseln werden. Es ist ebenfalls vorgesehen, das Skandinavien zuzurechnende Portfolio zu übertragen.

Die Niederlassung in München wird den Vertrieb für Deutschland und die CEE-Länder betreiben. Der Marktauftrag für Deutschland wurde in der Vergangenheit von dezentralen Vertriebseinheiten des inländischen Bereiches des Geschäftsfeldes Real Estate abgedeckt. Für das dem internationalen Geschäft entsprechende Geschäft in Deutschland gibt es in München eine Einheit »Real Estate Investment Banking«, die in Zusammenarbeit mit den dezentralen Einheiten strukturierte Finanzierungen und Investmentprodukte anbietet. Das »Real Estate Investment Banking« umfasst Financial Advisory inklusive M&A-Projekten, Strukturierung und Syndizierung von Großfinanzierungen und hypothekengesicherten Verbriefungen. Mitarbeiter aus diesem Team werden in die Hypo Real Estate Bank International wechseln und in der Niederlassung München den Vertriebsauftrag Deutschland wahrnehmen. Die bisher dem internationalen Bereich zugeordnete Einheit »Cross-Border/Kontinentaleuropa« hatte den Vertriebsauftrag für die Märkte ohne lokale Stützpunkte und konzentrierte sich insbesondere auf die Begleitung internationaler Investoren im zentral- und osteuropäischen Wirtschaftsraum. Es ist vorgesehen, dass das Portfolio übertragen wird und Mitarbeiter des Teams in die neue Niederlassung München der Hypo Real Estate Bank International wechseln werden.

Die niederländische FGH mit einem derzeitigen Portfolio von ca. 4,6 Mrd € ist spezialisiert auf die Finanzierung von Gewerbe- und Wohnungsbau. Zum breit gefächerten Kundenspektrum der Bank gehören neben Investoren verschiedenster Größenordnung auch Bauträger und Unternehmen.

Die PBI in Luxemburg ist als reine Pfandbriefbank fokussiert auf Kommunaldarlehen in Europa und in anderen OECD-Ländern (derzeitige Bilanzsumme ca. 6,2 Mrd €). Die PBI Lux bietet ihre Dienstleistungen auf Regierungs- wie auch Kommunalebene an, wobei sie ihre Investments auf Länder beschränkt, die mindestens über ein »AA« Rating verfügen. In Zukunft wird das Kommunaldarlehensgeschäft eine untergeordnete Rolle spielen. Dementsprechend wird die Neugeschäftsplanung in diesem Bereich zurückgenommen. Durch die Nutzung der besonderen Refinanzierungsmöglichkeiten in Luxemburg wird die PBI die Fundingaktivitäten der Gruppe abrunden.

3.2.1.2 Portfoliostruktur

Das zu übertragende Auslandsbestandsportfolio an gewerblichen Immobilienfinanzierungsgeschäften der HVB AG betrug im letzten Jahr ca. 11,3 Mrd €. Die Portfoliostruktur lässt sich nach mehreren Kriterien unterteilen, wie nachfolgend für die Objektarten, Kundenarten und die regionale Aufteilung dargestellt.

Eine Aufteilung nach Art der Immobilie zeigt, dass fast 50% des Portfolios im Bürobereich angesiedelt sind. Weitere große Anteile bilden Handels-/Shopping-/Retail-Objekte (21%) und größere Wohnbauprojekte (15%).

Aus den im Portfolio enthaltenen Kundenarten stechen vor allem die Investoren mit einem Anteil von 78% heraus.

AUFTEILUNG
NACH OBJEKTART

in %


Einzelhandel/Shopping 21
Bürogebäude 47
Wohnbaukomplexe 15
Logistik/Lager 9
Hotels 1
Grundstücke 1
Sonstige 6

AUFTEILUNG
NACH KUNDENART

in %


Investoren 78
Developer 13
Sonstige 9

Bei einer regionalen Betrachtung sind Großbritannien, die Niederlande und Frankreich die mit Abstand größten Märkte für die neue Einheit und leisten einen erheblichen Beitrag zum Ergebnis.

3.2.1.3 Geschäftsmodell & Risikomanagement

Geschäftsmodell

Die Positionierung der Hypo Real Estate Bank International zielt auf die Fortsetzung des bewährten, erfolgreichen internationalen Geschäftsmodells der HVB AG ab. Der Fokus liegt auf einer transaktions-, anstatt einer beziehungsgetriebenen Geschäftspolitik. Basis ist eine detaillierte Risikoabschätzung jeder einzelnen Transaktion, wobei jede Transaktion in der Lage sein muss, ihr eigenes Risiko zu tragen. Profitabilität und Risikoadäquanz haben dabei Vorrang vor Volumen oder Marktanteil. Es sollen pro Jahr ca. 200 Transaktionen mit einem Durchschnittsvolumen von rund 50 Mio € für Investoren, Firmen und in geringem Umfang für Developer durchgeführt werden. Diese Transaktionen sollen marktgängig sein, d. h. sie werden zu großen Teilen syndiziert, ausplatziert und verbrieft.

Zielkunden sind erstklassige Großkunden und Mittelstandskunden mit hohem Wachstumspotenzial, bei denen die Kreditqualität der Objektgesellschaft im Einklang mit dem Rating des Kunden steht. Aus der eng vernetzten Zusammenarbeit der Abteilungen resultieren ein integrierter, schneller Geschäftsablauf und ein effizientes Kostenmanagement. Zusätzlich steht die Optimierung der Kostenstruktur durch den Abbau von zentralen Hierarchiestufen nach einer erfolgreichen Abspaltung im Mittelpunkt. Im Rahmen strategischer Marktbeobachtungen und -analysen erfolgt eine laufende Überprüfung der Markt- und Standortstrategie. Dies alles hat schon in der Vergangenheit zur Stärkung der Marktposition in allen Auslandsstandorten geführt. Erfolgsgaranten waren dabei Know-how, Effizienz und Leistungsfähigkeit der lokalen Teams. Die Validität der aufgeführten Erfolgsfaktoren wird vom Markt bestätigt: seit dem Eintritt in das internationale Immobilienfinanzierungsgeschäft im Jahr 1989 waren nur geringfügige Risikovorsorgen und Wertberichtigungen zu verzeichnen.

Auf Grund der Ausrichtung auf internationale und gewerbliche Immobilienkunden reicht die Produktpalette der Hypo Real Estate Bank International weit über die klassische Immobilienfinanzierung hinaus. Das Spektrum reicht von der Finanzierung großvolumiger und komplexer Immobilienprojekte über die Beratung bei der Akquisition oder Veräußerung von Immobilienportfolios und -gesellschaften bis hin zur Strukturierung von Investitionsmöglichkeiten in immobiliengetragene Werte in direkter oder verbriefter Form. Die umfassende Produktpalette mit Finanzierung, Strukturierung und Advisory aus einer Hand eröffnet wichtige Wettbewerbsvorteile. Dabei wird der strategische Ansatz der Konzentration auf intelligente Immobilieninvestment-Produkte gezielt weiterentwickelt.

AUFTEILUNG NACH REGIONEN

in %



Schweden 3
Cross-Border 4
Italien 8
UK 39
Frankreich 17
Niederlande 29

Risikomanagement
Ein ausgefeiltes Risikomanagement gehört in verstärktem Maße zu den Schlüsselfaktoren für ein erfolgreiches Auftreten im Markt. Die zugrundeliegende konservative Risikopolitik ist transaktionsbezogen und cash floworientiert. Auch um den vielfältigen Anforderungen nach stärkerer Transparenz in der Immobilienwirtschaft Rechnung zu tragen, gehören eindeutige Chancen- und Risikoprofile von Märkten, Objekten, Mietern und cashflows zu den zentralen Bestandteilen von Wirtschaftlichkeitsanalysen und Immobilienbewertungen.

In der Vergangenheit ist es im internationalen Geschäft gelungen, durch hervorragendes Risikomanagement das portfolioinhärente Risiko auf einem sehr geringen Niveau zu halten. Bester Beleg hierfür ist die Tatsache, dass international bisher keine nennenswerten Ausfälle zu verzeichnen waren.

3.2.1.4 Ausblick
Der starke Fokus, den das Geschäftsmodell der neuen Hypo Real Estate Group auf das internationale Geschäft legt, lässt sich mit den vielfältigen Chancen der internationalen Märkte begründen. Viele europäische Regionen entwickeln sich im Vergleich zum deutschen Markt dynamischer und weisen attraktivere Ertrags-/Risiko-Relationen auf. Die Beleihungsausläufe sind niedriger, die Märkte transparenter und weniger reguliert. Neben der grundsätzlichen Möglichkeit der Portfoliodiversifikation in verschiedenen Märkten lässt sich der internationale Schwerpunkt somit u. a. auf das größere Marktwachstum und die höheren zu erzielenden Margen bei vergleichbaren Risiken zurückführen. Das Management-Team der Hypo Real Estate Bank International ist davon überzeugt, mit der gewählten Struktur für das internationale Geschäft eine international führende Position aufrechterhalten und den bisherigen Erfolg des Geschäftsbereichs ausdehnen zu können.

3.2.2 Die Hypo Real Estate Bank in Deutschland

3.2.2.1 Zukünftige Ausrichtung
Die HVB Real Estate Bank AG (»HRE«), München, entstand aus der Verschmelzung der Bayerischen Handelsbank AG, der Nürnberger Hypothekenbank AG und der Süddeutschen Bodencreditbank AG. Der Bestand des Portfolios der HRE umfasst alle Geschäftsarten, die von traditionellen Hypothekenbanken mit dem Schwerpunkt im Inlandsgeschäft getätigt werden.

Die HVB Real Estate Bank AG, München, ist eine Hypothekenbank mit Gemischtbankprivileg und bietet gewerblichen Immobilienkunden sämtliche Leistungen einer Immobilienbank wie zum Beispiel Hypothekendarlehen, strukturierte Finanzierungen, Syndizierungen und Beratungsleistungen.

Die Westfälische Hypothekenbank AG, Dortmund, ging 1961 aus der Thüringischen Landes-Hypothekenbank hervor. Mit einem Portfolio aus Hypothekendarlehen von über 9 Mrd € hat sie sich in den vergangenen Jahren konsequent auf das Immobilienfinanzierungsgeschäft mit gewerblichen Partnern ausgerichtet. Dabei schloss sie in den letzten Jahren über 50% ihres Neugeschäfts im Ausland ab, im wesentlichen in den Niederlanden und Großbritannien. Zur Straffung der Geschäftsabläufe wird derzeit geprüft, ob das niederländische Immobilien-Finanzierungsgeschäft der WestHyp auf die FGH übertragen werden soll.

Mit einem Portfolio aus Kommunaldarlehen von über 15 Mrd € sowie Anleihen und Schuldverschreibungen von ca. 15 Mrd € betreibt die WestHyp zudem ein erfolgreiches Kapitalmarktgeschäft mit innovativen Produkten auf Pfandbriefbasis. Sie hat sich spezialisiert auf die Strukturierung erstklassiger, größtenteils mit »AAA« bewerteter, breit diversifizierter, europäischer und nordamerikanischer Mortgage-Backed-Securities-Portfolien (hypothekenbesicherte Anleihen) sowie die partielle Übernahme des portfolioinhärenten Kreditrisikos in Verbindung mit Staatskreditgeschäften. Hierbei nutzt sie ihre Kompetenz in der Immobilien- und Staatsfinanzierung und ihre langjährige Erfahrung in der Entwicklung und im Einsatz strukturierter Produkte, um unter Risiko-Ertrags-Gesichtspunkten auf der Aktiv- und Passivseite neues Wertschöpfungspotenzial zu generieren.
Es handelt sich dabei um ein Transaktionsvolumen von ca. 1 Mrd € jährlich.

3.2.2.2 Portfoliostruktur

Kombiniert verfügen beide Einheiten über ein Gesamtportfolio von ca. 89 Mrd €. Das darin enthaltene Hypothekenportfolio hat ein Bestandsvolumen von knapp 43 Mrd € und stammt größtenteils aus dem Bestand der HRE.

Knapp über 50% des Portfolios stammen aus dem Kommunalfinanzierungsbereich. Im Hypothekenbestand überwiegt der Wohnungsbau gegenüber dem Gewerbebau.

Bürogebäude und Einzelhandel machen fast 80% des Portfolios aus.

3.2.2.3 Geschäftsmodell & Strategische Positionierung

Der deutsche Immobilienmarkt ist geprägt durch geringes Marktwachstum, Verfall der Immobilienwerte – insbesondere in den neuen Bundesländern – und durch die in der Vergangenheit niedrigen erzielbaren Margen. Aus diesem Grunde besteht bei der künftigen Hypo Real Estate Bank und der WestHyp erheblicher Restrukturierungsbedarf.

Beide Unternehmen werden daher zunächst vordringlich das bestehende Kreditportfolio mit dem Ziel restrukturieren, die Risikoaktiva bei gleichzeitiger Ertragsverbesserung im Bestand zu reduzieren. Zu diesem Zweck wird im Gewerbebau-Bereich ein aktiver Kreditabbauprozess eingeführt. Für beide Unternehmen wird der im internationalen Geschäft erfolgreich angewandte Risikomanagement-Prozess zur Anwendung kommen.

Im Rahmen der generellen Restrukturierung wird ferner eine Reduzierung der Betriebskosten durch Effizienzsteigerungen angestrebt. Gleichzeitig soll die Bestandsmarge dadurch verbessert werden, dass Neugeschäft und Kreditprolongationen nur noch zu ertragsversprechenden Margen abgeschlossen werden und somit mittel- bis langfristig die durchschnittliche Marge deutlich verbessert wird.

Das inländische Neugeschäft in der Immobilienfinanzierung wird sich konsequent an den Marktgegebenheiten und am Institutsrating orientieren. Dies wird in letzter Konsequenz dazu führen, dass sich das Neugeschäft im Immobilienfinanzierungsbereich derzeit fast ausschließlich auf notwendige Kreditprolongationen beschränkt, da das Management-Team der Hypo Real Estate Group heute davon ausgeht, dass sich Neugeschäft mit attraktiven Margen wahrscheinlich erst mittelfristig am Markt durchsetzen lässt.

AUFTEILUNG NACH PRODUKTART

in %


Gewerbeimmobilien 19
Wohnbau 29
Kommunaldarlehen 52

AUFTEILUNG NACH DER GEWERBLICHEN OBJEKTART

in %


Bürogebäude 48
Einzelhandel 31
Lager/Logistik/ Herstellung 9
Hotels 6
Sonstige 6

Da im Kommunaldarlehensgeschäft nur eine geringe Aktivmarge erzielbar ist und sich die Refinanzierung verteuert hat, verzichtet die künftige Hypo Real Estate Bank gemeinsam mit der WestHyp auf Neugeschäft in diesem Segment. Kommunalfinanzierungen zählen daher zukünftig nicht mehr zum Kernbereich der Aktivitäten.

Das Portfolio der kleineren privaten Baufinanzierungen wird ebenfalls auslaufen.

3.2.2.4 Ausblick

Im Gegensatz zu den bereits dargestellten internationalen Märkten besteht im Inland marktbedingt erheblicher Restrukturierungsbedarf. Zudem lässt der generelle wirtschaftliche Abschwung aus heutiger Sicht kurzfristig keine signifikante Besserung erwarten. Bisher hat der Wettbewerb, auch angesichts der vorherrschenden Überkapazitäten, mit Fusionen und Neuausrichtungen reagiert (zum Beispiel Eurohypo, DePfa/Aareal).

Die Diskussionen und die Umsetzung der neuen Eigenkapitalanforderungen der Bank für Internationalen Zahlungsausgleich (BIZ) (»Basel II«) haben in der Kreditwirtschaft zu einer verstärkten Risikosensibilisierung geführt. Es ist zu erwarten, dass die differenzierte Einschätzung der Kreditrisiken am Markt eine höhere Bepreisung der Kredite zur Folge haben wird und sich deshalb am Markt künftig höhere Margen durchsetzen lassen. Diese Erwartung wird noch dadurch verstärkt, dass die öffentlich-rechtlichen Kreditinstitute ihre Kreditkonditionen mit dem Wegfall der Staatsgarantien im Jahr 2005 neu kalkulieren müssen. Die Staatsgarantien waren in der Vergangenheit eine wesentliche Voraussetzung für die günstigen Kreditkonditionen der öffentlich-rechtlichen Kreditinstitute. Mit dem Wegfall dieser Wettbewerbsverzerrung durch Aufhebung der Privilegierung der öffentlich-rechtlichen Kreditinstitute erhöht sich die Realisierbarkeit angemessener Margen am Markt.

Das designierte Management-Team der Hypo Real Estate Group ist überzeugt, dass die Hypo Real Estate Bank und die WestHyp nach der erfolgten Restrukturierung und dem Portfolioabbau bei gleichzeitiger Implementierung des internationalen Geschäftsmodells in der Lage sein werden, die sich dann bietenden Chancen und Margenausweitungen im Markt zu nutzen und ertragreiches Geschäft zu generieren.

3.2.3 Die Württembergische Hypothekenbank

3.2.3.1 Zukünftige Ausrichtung

Die Württembergische Hypothekenbank AG (»WürttHyp«) mit Sitz in Stuttgart wurde 1867 gegründet und verfügte am Jahresende 2002 über ein Hypotheken- und Kommunaldarlehensportfolio in Höhe von ca. 26 Mrd €. Die WürttHyp hat schon ab Mitte der 90er Jahre mit der Restrukturierung ihres Inlandsportfolios begonnen und bereits seit 1989 konsequent die Chancen des ertragreichen Auslandsimmobilienfinanzierungsgeschäftes genutzt. So wurden beispielsweise im Jahr 2002 mehr als 96% des neuen Hypothekengeschäftes im Ausland generiert (2001: 86%). Im gleichen Zuge wurde das Engagement im Bereich der mit niedriger Marge ausgestatteten Kommunaldarlehensvergabe konsequent abgebaut.

Das bewährte Vertriebsmodell setzt auf eine enge Kooperation zwischen Repräsentanten in den ausländischen Zielmärkten und den Einheiten in Stuttgart, die für Kreditbearbeitung und -entscheidung sowie Portfolioüberwachung verantwortlich sind. Die eng definierte Produktpalette der WürttHyp führte in den Auslandsmärkten zu einer wegen ihrer Verlässlichkeit anerkannten Marktposition im Segment der risikoarmen Langfristfinanzierungen. In diesem Segment wurde seit Geschäftsaufnahme Anfang der 90er Jahre kein Kredit notleidend, es waren keine Abschreibungen vorzunehmen und keine Risikovorsorge zu bilden, was die Risikoarmut des Geschäftsmodells belegt. Die Qualität der Darlehensbestände wird durch eine intensive Portfolioüberwachung laufend geprüft.

3.2.3.2 Portfoliostruktur

Die WürttHyp verfügt über einen Gesamtportfoliobestand von 26 Mrd €.

Im Hypothekendarlehensbestand von 10 Mrd € sind ca. 2/3 dem Gewerbe- und 1/3 dem Wohnungsbau zuzuordnen.

Im Portfolio der WürttHyp sind Büro- und Einzelhandelsgebäude zu über 90% vertreten.

Das Portfolio weist durch die seit Jahren betriebene Forcierung des Auslandsgeschäfts in zahlreichen Ländern eine hohe Länder-Diversifikation auf, die gezielt zur Abfederung nationaler Immobilienzyklen herbeigeführt wurde (Deutschland 53%, Ausland 47%).


AUFTEILUNG
NACH PRODUKTART
in %
Wohnbau 14
Gewerbe-
immobilien 25
Kommunal-
darlehen 61
AUFTEILUNG
NACH OBJEKTART
in %
Büro-
gebäude 58
Einzel-
handel 34
Hotels 2
Logistik/Lager 1
Sonstige 6
AUFTEILUNG DES GEWERBLICHEN
PORTFOLIOS NACH REGION
in %
Deutschland 53
UK 22
Frankreich 8
Niederlande 8
Schweden 5
Sonstiges Europa 4

3.2.3.3 Geschäftsmodell & Strategische Positionierung

Die WürttHyp plant, ihr bisher erfolgreiches Geschäftsmodell fortzuschreiben und als integralen Bestandteil der Hypo Real Estate Group weiterhin zum Einsatz zu bringen. Grundlage des Erfolges der WürttHyp sind die risikoarme Strukturierung der Kredite und das konsequente Risikomanagement. Dabei werden Hypothekendarlehen den Schwerpunkt des Geschäftes bilden. Auf internationaler Ebene wird die Bank sowohl unter eigenem Namen als auch über die Hypo Real Estate Bank International Neugeschäft akquirieren und stellt somit zusammen mit der PBI Lux die Drehscheibe für das durch Pfandrechte gesicherte Geschäft der Hypo Real Estate Bank International dar. Die WürttHyp nutzt ihre Expertise bei der kostengünstigen Refinanzierung internationaler Hypothekendarlehen durch Pfandbriefe und kombiniert diese Refinanzierungsbasis mit Verbriefungen, Kapitalmarktgeschäft und der Ausgabe ungedeckter Schuldverschreibungen. Inländisches Hypothekargeschäft wird hierbei nur im Rahmen der Durchsetzbarkeit risikoadjustierter Preise in die Bücher genommen und zielt somit auf die langfristige Sicherung der Profitabilität ab.

Weiterhin wird im Kommunaldarlehensgeschäft in Zukunft auf Grund der geringen Aktivmarge und der Verteuerung der Refinanzierung auf Neugeschäft verzichtet werden.

3.2.3.4 Ausblick

Die WürttHyp wird ihr bisher erfolgreiches System zur Steuerung von Risiken weiterhin einsetzen, um den Darlehensbestand auch bei weiterem beabsichtigtem Wachstum dauerhaft risikoarm zu halten. Die Verbriefung von Darlehensportfolios wird zyklische Risiken aus dem Darlehensbestand noch weiter zurückführen. Die Auswirkungen von Basel II werden bereits heute simuliert und künftig zur Optimierung des Darlehensbestands angewandt.

Die Vertriebssteuerung unterwirft das Neugeschäft der risikoadäquaten Preisdisziplin der internationalen Kapitalmärkte, um sie reibungslos verbriefen zu können. Die schlanken Management- und Bearbeitungsstrukturen bleiben wegen des eng definierten Produktspektrums erhalten. Die eigenständige Refinanzierungsbasis der WürttHyp, vor allem in Hypothekenpfandbriefen, wird weiter ausgebaut werden, während die Bank das Kommunalkreditgeschäft fortlaufend zurückführen wird. Zinsänderungs- und Marktpreisrisiken werden in den Kapitalmarktaktivitäten dabei weiterhin gering gehalten werden. Die WürttHyp wird Kapitalmarktgeschäfte insoweit forcieren, als sie in enger Relation zum Kerngeschäft (internationale Hypothekarkredite) stehen.

3.3 BEZIEHUNGEN ZWISCHEN DER HVB GROUP UND DER HYPO REAL ESTATE GROUP NACH DER ABSPALTUNG

Durch konzerninterne Umstrukturierungsmaßnahmen innerhalb der HVB Group wurde und wird die Abspaltung unter dem Dach der DIA GmbH vorbereitet und der künftige Konzernaufbau der Hypo Real Estate Group angelegt. Grundsätzlich ist dabei vorgesehen, durch die Abspaltung zwei vollständig voneinander getrennte und eigenständige Unternehmensgruppen zu schaffen. Insbesondere wird es keine personellen Verflechtungen zwischen der HVB Group und der neuen Hypo Real Estate Group geben; als eines der Aufsichtsratsmitglieder der neuen Hypo Real Estate Group ist allerdings auch ein Aufsichtsratsmitglied der HVB AG vorgeschlagen, nach Vollzug der Abspaltung ist jedoch vorgesehen, dass dieses Aufsichtsratsmitglied sein Mandat bei der HVB AG niederlegt. Sämtliche Einheiten werden mit allen erforderlichen Eigenkapitalien, Refinanzierungsmöglichkeiten, Mitarbeitern, Rechten und Vertragsbeziehungen ausgestattet werden. Die Hypo Real Estate Group wird nach erfolgter Abspaltung grundsätzlich unabhängig von der HVB Group am Markt operieren können. Damit die Hypo Real Estate Group den Namensbestandteil »Hypo« in ihrem Namen führen kann, haben HVB AG, HRE und HVB Bank Ireland eine entsprechende Vereinbarung über die Koexistenz dieses Namensbestandteils geschlossen. Die Hypo Real Estate Holding wird dieser Vereinbarung beitreten.

In bestimmten Arbeitsbereichen wird die Hypo Real Estate Group aber auch nach der Abspaltung weiterhin Serviceleistungen zu marktgerechten Konditionen von Gesellschaften der HVB Group in Anspruch nehmen. Dies betrifft insbesondere die Inanspruchnahme von Leistungen im klassischen Bankgeschäft, wie zum Beispiel Zahlungsverkehr, Geld- und Devisengeschäfte. Darüber hinaus wird es auch umgekehrt Leistungsbeziehungen zwischen der Hypo Real Estate Group und der HVB Group geben, bei denen die Hypo Real Estate Group Dienstleistungen zu marktgerechten Konditionen für die HVB Group erbringen wird.

Kreditbeziehungen
Auch nach der Abspaltung wird es zwischen der HVB AG und den Einheiten der Hypo Real Estate Group Kreditbeziehungen geben, welche kurz- wie auch langfristiger Natur sein können. Beispielsweise belässt die HVB AG ein Darlehen von 200 Mio € bei der DIA GmbH. Außerdem kann die HVB AG als Gegenpartei im Interbankengeschäft agieren.

Darüber hinaus wird die HVB AG als Kontrahentin bei derivativen Geschäften auftreten. Dabei wird die Hypo Real Estate Group wie jede andere externe Vertragspartei behandelt und alle Geschäfte werden zu marktgerechten Konditionen durchgeführt.

Außerdem bestehen Verbindungen aus den Kapitalmarktaktivitäten der Hypo Real Estate Group zur HVB AG, welche zum Beispiel als Konsortialführer oder Arranger von Wertpapierplatzierungen oder als Market Maker im Handel von Wertpapieren der Unternehmen der Hypo Real Estate Group agiert. Es ist geplant, dass diese Funktionen auch weiterhin ausgeübt werden.

Zusätzlich hat sich die HVB AG der HRE gegenüber verpflichtet, für Kreditrisiken eine Risikoabschirmung vorzunehmen, die unter Ziffer 4.5.3 erläutert wird.

Gemäß § 133 UmwG haftet die Hypo Real Estate Holding als aufnehmender Rechtsträger als Gesamtschuldner für Verbindlichkeiten der HVB AG, die vor dem Wirksamwerden der Abspaltung begründet worden sind.

Für eine Übergangsphase ist die HVB Group bereit, der Hypo Real Estate Group Liquidität zu marktgerechten Entgelten zur Verfügung stellen, um die Refinanzierungsmöglichkeiten der Gesellschaften der Hypo Real Estate Group am Markt zu ergänzen.

Serviceverträge
Die HVB AG hat die Absicht, das Portfolio ausländischer gewerblicher Immobilienkredite in Höhe von ca. 11,3 Mrd € auf die Hypo Real Estate Bank International zu übertragen (siehe Ziffer 2.3.3.2). Falls die Übertragung des Portfolios ausländischer gewerblicher Immobilienfinanzierungsgeschäfte ausschließlich oder teilweise in derivativer Form erfolgt, werden gewisse Tätigkeiten der laufenden Bearbeitung der Kreditengagements für diesen Teil von der Hypo Real Estate Group übernommen. Dies würde im Rahmen eines Servicevertrages erfolgen, der für die Hypo Real Estate Bank International eine marktgerechte Vergütung vorsehen würde.

Die bisherigen Dienstleistungsverträge zwischen der HVB Group und einzelnen Gesellschaften der Hypo Real Estate Group können für eine Übergangszeit aufrecht erhalten bleiben, um der Hypo Real Estate Group den Aufbau eigener Serviceeinheiten zu ermöglichen. Dies betrifft vor allem den IT-Bereich. Dienstleistungsverträge mit einzelnen Gesellschaften der HVB Group, die Dienstleistungen für Drittunternehmen erbringen, werden im Rahmen normaler Geschäftsbeziehungen zu marktgerechten Konditionen fortgeführt.

Umgekehrt wird die Hypo Real Estate Bank International in New York bis auf weiteres das Servicing des bei der HVB AG verbleibenden USA-Portfolios durchführen. Dies erfolgt im Rahmen eines Servicevertrages, wofür die Hypo Real Estate Bank International eine marktgerechte Vergütung erhält.

Gemeinsame Beteiligungen von Unternehmen der HVB Group und Unternehmen der Hypo Real Estate Group, die sämtlich keine wesentliche wirtschaftliche Bedeutung haben, bleiben bis auf Weiteres bestehen. Das Gleiche gilt auch für Mietverträge zwischen Gesellschaften der HVB Group und Gesellschaften der Hypo Real Estate Group.

Aus Konzernversicherungen werden die Unternehmen der Hypo Real Estate Group zum frühestmöglichen Zeitpunkt ausscheiden und neue Versicherungsverträge abschließen.

4. RECHTLICHE UND FINANZIELLE STRUKTUR DER HVB GROUP UND DER HYPO REAL ESTATE GROUP NACH DER ABSPALTUNG

4.1 DIE RECHTLICHE STRUKTUR DER HVB AG NACH DER ABSPALTUNG

4.1.1 Vorstand
Durch die Abspaltung ergeben sich insoweit keine Änderungen im Vorstand der HVB AG (im Übrigen vgl. Ziffer 1.3).

4.1.2 Aufsichtsrat
Sofern die Hauptversammlung der HVB AG am 14. Mai 2003 den Vorschlägen zur Aufsichtsratswahl der Aktionärsvertreter in der Einladung zur Hauptversammlung folgt, wird sich, da die Vertreter der Arbeitnehmer im Aufsichtsrat auf Grund der Wahl vom 11. Februar 2003 bereits feststehen, der Aufsichtsrat voraussichtlich wie folgt zusammensetzen:

Ehrenvorsitzender des Aufsichtsrats:
Dr. Maximilian Hackl

Aufsichtsrat:
Dr. Dr. h. c. Albrecht Schmidt,
Vorsitzender des Aufsichtsrats der HVB AG,
Ehemaliger Sprecher des Vorstands der HVB AG

Kurt F. Viermetz,
stellv. Vorsitzender des Aufsichtsrats,
Ehemaliger Vice Chairman der J. P. Morgan & Co. Inc.

Peter König,
stellv. Vorsitzender des Aufsichtsrats,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Dr. Manfred Bischoff,
Mitglied des Vorstands der DaimlerChrysler AG

Volker Doppelfeld,
Vorsitzender des Aufsichtsrats der BMW AG
und ehemaliges Mitglied
des Vorstands der BMW AG

Klaus Grünewald,
Gewerkschaftssekretär der Vereinten
Dienstleistungsgewerkschaft e.V., Landesbezirk Bayern

Anton Hofer,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Max Dietrich Kley,
Stellvertretender Vorsitzender
des Vorstands der BASF AG

Friedrich Koch,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Hanns-Peter Kreuser,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Dr. Lothar Meyer,
Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG

Herbert Munker,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Prof. Dr. Wilhelm Simson,
Vorsitzender des Vorstands der E.ON AG

Dr. Hans-Jürgen Schinzler,
Vorsitzender des Vorstands der
Münchner Rückversicherungs-Gesellschaft
Aktiengesellschaft

Dr. Siegfried Sellitsch,
Vorsitzender des Vorstands der Wiener
Städtische Wechselseitige Versicherungsanstalt-
Vermögensverwaltung

Prof. Dr. Dr. h. c. Hans-Werner Sinn,
Präsident des IFO-Instituts für Wirtschaftsforschung

Maria-Magdalena Stadler,
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Ursula Titze,
Mitarbeiterin der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft

Jens-Uwe Wächter,
Mitarbeiter der Vereins- und
Westbank Aktiengesellschaft

Helmut Wunder,
Mitarbeiter der Bayerischen
Hypo- und Vereinsbank Aktiengesellschaft.

4.1.3 Aktionäre
Durch die Abspaltung ergeben sich insoweit keine Änderungen der Aktionärsstruktur (im übrigen vgl. Ziffer 1.3).

4.2 DIE RECHTLICHE STRUKTUR DER KÜNFTIGEN HYPO REAL ESTATE HOLDING

4.2.1 Satzung und Grundkapital der Hypo Real Estate Holding AG
Die aufnehmende Gesellschaft wird eine Aktiengesellschaft sein, die im Handelsregister des Amtsgerichts München eingetragen sein wird. Die Satzung der aufnehmenden Gesellschaft Hypo Real Estate Holding AG wird den Aktionären der HVB AG in der Hautversammlung am 14. Mai 2003 als Bestandteil des Spaltungsplans und zusammen mit diesem zur Beschlussfassung vorgelegt. Nachfolgend wird die satzungsmäßige Verfassung der Hypo Real Estate Holding näher erläutert.

Firma, Sitz der Gesellschaft (§ 1 der Satzung)

Die Firma der im Rahmen der Abspaltung als übernehmende Gesellschaft neu gegründeten Aktiengesellschaft wird Hypo Real Estate Holding AG lauten. Die Firmenbildung bringt zum Ausdruck, dass sich das Geschäft der Hypo Real Estate Holding auf Immobilien bezieht und die Gesellschaft Holdingfunktion wahrnimmt. Als juristischer Sitz der Gesellschaft ist München vorgesehen, wo auch die übertragende Gesellschaft HVB ihren Sitz hat.

Gegenstand des Unternehmens (§ 2 der Satzung)

Der satzungsmäßig niedergelegte Unternehmensgegenstand der neuen Gesellschaft bringt zum Ausdruck, dass die Hypo Real Estate Holding die Aufgaben einer konzernleitenden Holding im Bereich der Immobilienfinanzierung übernehmen wird. Die Regelung macht klar, dass die Hypo Real Estate Holding selbst keine staatlich genehmigungspflichtigen Geschäfte, insbesondere keine Bank- und Finanzdienstleistungsgeschäfte im Sinne des KWG übernehmen wird.

Grundkapital und Aktien (§ 3 der Satzung)

Das Grundkapital der Hypo Real Estate Holding beträgt 402 216 525,00 € und ist in 130 433 775 Inhaber-Stammaktien und 3 638 400 Inhaber-Vorzugsaktien ohne Stimmrecht eingeteilt. Alle Aktien sind Stückaktien mit einem anteiligen Betrag von € 3,00 am Grundkapital der Hypo Real Estate Holding. Damit entspricht das Verhältnis der Mitgliedschaftsrechte an der Hypo Real Estate Holding je Aktie dem Verhältnis der Mitgliedschaftsrechte an der HVB AG je Aktie.

Die Satzung der Hypo Real Estate Holding sieht daneben ein genehmigtes Kapital vor. Dies besteht in Höhe von Euro 120 000 000,00 und ist in 40 000 000 Stückaktien eingeteilt. Bei Kapitalerhöhungen besteht grundsätzlich ein Bezugsrecht der Aktionäre, das allerdings unter den in § 3 Abs. 2 der Satzung näher geregelten Voraussetzungen ausgeschlossen werden kann. Diese Voraussetzungen entsprechen im Wesentlichen den entsprechenden Regelungen in der Satzung der HVB AG.

Die beantragte Ermächtigung zur Ausgabe von Aktien aus dem genehmigten Kapital gegen Sacheinlage unter Ausschluss des Bezugsrechts soll den Vorstand der Hypo Real Estate Holding in die Lage versetzen, ohne Beanspruchung der Börse eigene Aktien der Gesellschaft kurzfristig für den Erwerb von Unternehmen oder von Teilen von Unternehmen oder von Beteiligungen an Unternehmen zur Verfügung zu haben. Die Hypo Real Estate Holding wird im globalen Wettbewerb stehen. Sie muss dementsprechend wie ihre Wettbewerber jederzeit in der Lage sein, in den Märkten im Interesse ihrer Aktionäre schnell und flexibel handeln zu können. Dazu gehört auch, Unternehmen, Unternehmensteile oder Beteiligungen daran zur Verbesserung der Wettbewerbsposition zu erwerben. Jüngere Entwicklungen in der internationalen Wirtschaft zeigen, dass bei Unternehmenszusammenschlüssen und beim Erwerb von Unternehmen oder Beteiligungen daran immer größere Einheiten betroffen sind. Die dafür zu zahlenden Gegenleistungen werden dabei vermehrt in Aktien der erwerbenden Gesellschaft gewährt. Die hier vorgeschlagene Ermächtigung soll der Hypo Real Estate Holding die notwendige Flexibilität geben, um sich bietende Gelegenheiten zum Erwerb von Unternehmen, Unternehmensteilen oder von Beteiligungen im Rahmen ihrer in diesem Bericht ausführlich dargestellten geschäftlichen Strategie schnell und flexibel ausnutzen zu können.

Der Vorstand der Hypo Real Estate Holding wird jeweils im Einzelfall zu prüfen haben, ob er von der Ermächtigung zur Kapitalerhöhung unter Bezugsrechtsausschluss Gebrauch machen soll, wenn sich Möglichkeiten zum Erwerb von Unternehmen oder Beteiligungen konkretisieren. Das Bezugsrecht der Aktionäre soll nur dann ausgeschlossen werden, wenn der Erwerb gegen Ausgabe von Aktien im wohlverstandenen Interesse der Gesellschaft und ihrer Aktionäre liegt.

Daneben besteht eine Ermächtigung zum Ausschluss des Bezugsrechts bei einer Kapitalerhöhung gegen Bareinlage, wobei die Voraussetzungen nach § 186 Abs. 3 Satz 4 AktG zu beachten sind. Bei einem solchen Ausschluss des Bezugsrechts dürfen die auszugebenden Aktien nur für einen Betrag ausgegeben werden, der den Börsenkurs nicht wesentlich unterschreitet; die Kapitalerhöhung darf zudem einen Umfang von 10% des bestehenden Grundkapitals nicht übersteigen. Mit dieser Ermächtigung soll der Vorstand in die Lage versetzt werden, sich bietende Möglichkeiten zur Aufnahme neuer Aktionäre, insbesondere institutioneller Anleger im In- und Ausland rasch und entschlossen zu nutzen, und diesen gegen Bareinlage einen Beitritt zu der Gesellschaft zu ermöglichen. Der Vorstand soll in einem solchen Fall anstreben, den Abschlag von dem dann aktuellen Börsenkurs für Aktien der Gesellschaft so gering wie möglich zu bemessen. Hierdurch wird ein wirtschaftlicher Nachteil für die vom Bezugsrechtsausschluss betroffenen Aktionäre verhindert. Diese haben zudem die Möglichkeit Aktien über die Börse zu annähernd gleichen Preisen hinzuzuerwerben.

Bei einem Bezugsrechtsausschluss können durch den Verzicht auf die technische Abwicklung des Bezugsrechts Zeit gewonnen, Kosten vermieden und ein höherer Ausgabebetrag erzielt werden, da die Ausgabe der Aktien unmittelbar nach Festsetzung des Ausgabebetrages erfolgt. Das Platzierungsrisiko wird entsprechend vermindert und der Vorstand in die Lage versetzt, rasch auf eine günstige Situation an den Kapitalmärkten zu reagieren. Die damit verbundene Stärkung des Eigenkapitals kommt Gesellschaft und Aktionären zugute.

Der Ausschluss des Bezugsrechts für Aufrundungsspitzen schließlich erleichtert die Abwicklung einer Kapitalerhöhung auch mit Bezugsrecht durch die Verwendung runder Beiträge.

Stammaktien/Vorzugsaktien/Verbriefung (§ 4 der Satzung)

Diese Satzungsbestimmung hält zunächst fest, dass ausschließlich Inhaberaktien ausgegeben werden. Darüber hinaus wird die Ausstattung der Vorzugsaktien festgelegt; zusätzlich enthält die Satzung eine Regelung über die Aufteilung eines nachzahlbaren Rückstandes. Diese Regelungen entsprechen korrespondierenden Regelungen im Spaltungsplan (Ziffer 7.1).

Die Vorzugsaktien gewähren mit Ausnahme des Stimmrechts die jedem Aktionär zustehenden Rechte. Die stimmrechtslosen Vorzugsaktien erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von 0,064 € je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien; der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbständiges Recht eingeräumt. Wird der Vorzugsbetrag in einem Jahr nicht oder nicht vollständig gezahlt und der Rückstand im nächsten Jahr nicht neben dem vollen Vorzug nachgezahlt, so haben die Vorzugsaktionäre das Stimmrecht, bis die Rückstände nachgezahlt sind. Nachdem die Vorzugsaktionäre bei der HVB AG für das Geschäftsjahr 2002 keinen Vorzug erhalten haben, besteht ab Eintragung der Hypo Real Estate Holding im Handelsregister bereits ein Nachzahlungsanspruch gegen diese Gesellschaft in Höhe von 0,064 € je Vorzugsaktie. Sofern dieser Rückstand nicht im kommenden Jahr neben dem vollen Vorzug für das Geschäftsjahr 2003 nachgezahlt wird, steht den Vorzugsaktionären ein Stimmrecht aus ihren Aktien zu, bis die Rückstände bezahlt sind.

Darüber hinaus wird in der Satzung von der gesetzlich eingeräumten Möglichkeit Gebrauch gemacht, eine Verbriefung der Anteile auszuschließen. Dies erfolgt unter der Einschränkung, dass dies nicht nach den Regeln einer Börse ausgeschlossen ist, an der die Aktie zugelassen ist. Hierdurch spart die Gesellschaft erhebliche Kosten bei der Drucklegung und Verwaltung des Aktienbestandes.

Vorstand und gesetzliche Vertretung (§ 5 und 6 der Satzung)

Die Zahl der Vorstandsmitglieder wird durch den Aufsichtsrat festgelegt. Die Satzung bestimmt in § 5 lediglich eine Untergrenze, nach der die Gesellschaft mindestens zwei Vorstandsmitglieder haben muss. Diese Regelung entspricht der weit verbreiteten Praxis bei großen Aktiengesellschaften. Die für den Vorstand vorgesehenen Personen sind in Ziff. 4.2.2 des Berichts genannt.

Die gesetzliche Vertretung der Gesellschaft durch zwei Mitglieder des Vorstandes oder durch ein Mitglied des Vorstandes gemeinschaftlich mit einem Prokuristen wie in § 6 der Satzung vorgesehen entspricht ebenfalls der weit verbreiteten Praxis bei großen Aktiengesellschaften.

Aufsichtsrat, Aufgaben und Befugnisse,
Vorsitz und Beschlussfassung im Aufsichtsrat
(§ 7 bis 10 der Satzung)

Zunächst wird in der Satzung festgelegt, dass der Aufsichtsrat aus 3 Personen besteht. Damit soll eine schlanke Struktur und ein effizientes Zusammenwirken von Aufsichtsrat und Vorstand gewährleistet sein. Die Amtszeit der Aufsichtsratsmitglieder dauert in der Regel fünf Jahre, nämlich vom Ende der Hauptversammlung, in der sie gewählt worden sind, bis zum Ende der Hauptversammlung, die über die Entlastung des Aufsichtsrats für das vierte Geschäftsjahr nach Beginn der Amtszeit beschließt; dabei wird das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet. Nur im ersten Jahr ergeben sich Abweichungen (siehe Bericht Ziff. 4.2.3).

Die Aufgaben und Befugnisse des Aufsichtsrats, die in §8 der Satzung festgelegt werden, entsprechen den ihm durch das Gesetz zugewiesenen Aufgaben und Befugnissen. Das Aktiengesetz (§ 107) sieht vor, dass nach näherer Bestimmung der Satzung ein Vorsitzender und mindestens ein Stellvertreter aus der Mitte des Aufsichtsrats zu wählen ist. § 9 der Satzung setzt diese gesetzliche Anordnung zur näheren Bestimmung um. § 10 der Satzung regelt neben der Beschlussfähigkeit die verschiedenen Formen, in der Mitglieder des Aufsichtsrates an dessen Sitzungen teilnehmen und Beschlüsse des Aufsichtsrats herbeigeführt werden können.

Vergütung der Aufsichtsratsmitglieder (§ 11 der Satzung)

Nach § 113 Abs. 1 Satz 2 AktG kann die Vergütung der Aufsichtsratsmitglieder in der Satzung festgesetzt werden. Dies erfolgt hier durch § 11 der Satzung.

Hauptversammlung, Einberufung der Hauptversammlung und Teilnahme an der Hauptversammlung (§ 12 bis 14 der Satzung)
Die Satzungsbestimmungen der §§ 12 bis 14 der Satzung regeln die Formalitäten des Ortes, der Einberufung und der Teilnahme an der Hauptversammlung und konkretisieren damit die entsprechenden Regelungen des Aktiengesetzes. Dadurch wird die ordnungsgemäße Einberufung und Teilnahme an der Hauptversammlung erleichtert. Die Satzung sieht die allgemein üblichen Formen der Hinterlegung von Aktien vor.

Stimmrecht (§ 15 der Satzung)
Die Satzung regelt, dass jede Stammaktie ein Stimmrecht gewährt. Darüber hinaus trifft sie eine Regelung für den Fall, dass das grundsätzlich ausgeschlossene Stimmrecht der Vorzugsaktionäre nach den Vorschriften des Aktiengesetzes auflebt. In diesem Fall gewährt jede Vorzugsaktie ebenfalls eine Stimme.

Leitung der Hauptversammlung (§ 16 der Satzung)
Die Satzung bestimmt in § 16 Abs. 1 den Vorsitzenden des Aufsichtsrats, bei seiner Verhinderung seinen Stellvertreter, zum Leiter der Hauptversammlung. Dies ist üblich. Gleiches gilt für die in § 16 Abs. 2 der Satzung geregelte Geschäftsordnungskompetenz des Versammlungsleiters.

Beschlüsse der Hauptversammlung (§ 17 der Satzung)
Für die Beschlüsse der Hauptversammlung gelten die gesetzlichen Mehrheitserfordernisse; nur wenn gesetzlich keine besonderen, abweichenden Mehrheitserfordernisse festgelegt sind, gilt die Satzungsregelung des § 17 Abs. 1 der Satzung. Daneben enthält § 17 Abs. 2 der Satzung eine Regelung für Wahlen durch die Hauptversammlung.

Geschäftsjahr (§ 18 der Satzung)
Diese Regelung legt fest, dass das Geschäftsjahr der Hypo Real Estate Holding mit dem 1. Januar beginnt und mit dem 31. Dezember endet. Lediglich für das erste Geschäftsjahr gilt insoweit eine Sonderregelung, als dieses erst mit Entstehen der Gesellschaft durch Eintragung in das Handelsregister beginnen kann.

Veröffentlichungen der Gesellschaft (§ 19 der Satzung)
Diese Satzungsbestimmung setzt die Neufassung von § 25 AktG um. Veröffentlichungen der Gesellschaft erfolgen daher im elektronischen Bundesanzeiger; weiter ist vorgesehen, die zu veröffentlichenden Bekanntmachungen auch auf einer Internet-Seite der Gesellschaft zur Verfügung zu stellen.

Jahresabschluss/Entlastung (§ 20 der Satzung)
Diese Satzungsregelung betrifft den Zeitraum, in dem der Vorstand den um einen Anhang erweiterten Jahresabschluss für das vergangene Geschäftsjahr aufzustellen und einen Lagebericht zu erstatten hat, nach Aufstellung des Jahresabschlusses bzw. Erstattung des Jahresberichtes ist dieser dem Aufsichtsrat vorzulegen. Dieser beauftragt den Abschlussprüfer und leitet ihm den zu prüfenden Jahresabschluss nebst Anhang und Lagebericht zur Prüfung zu.

Darüber hinaus hat nach § 20 Abs. 2 der Satzung die Hauptversammlung in den ersten acht Monaten des Geschäftsjahres über die Entlastung des Vorstandes und des Aufsichtsrates für das vorangegangene Geschäftsjahr, die Gewinnverwendung, die Wahl des Abschlussprüfers sowie in den gesetzlich vorgesehenen Fällen auch über die Feststellung des Jahresabschlusses zu beschließen.

Gewinnverwendung (§ 21 der Satzung)
§ 21 Abs. 1 der Satzung enthält im Zusammenhang mit der Existenz der Vorzugsaktien Regelungen über die Reihenfolge, in der der Bilanzgewinn der Gesellschaft verwendet wird. Die Satzungsregelung ermächtigt in ihrem Absatz 2 die Hauptversammlung auch, anstelle einer Barausschüttung ganz oder zum Teil eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen zu können.

Sacheinlage bei Gründung im Rahmen der Abspaltung (§ 22 der Satzung)
Bei einer Abspaltung durch Neugründung einer Aktiengesellschaft schreibt das Umwandlungsgesetz (§§ 135 Abs. 2 UmwG i.V. m. 26 und 27 AktG) vor, dass die Satzung Regelungen zu den von der Gesellschaft zu übernehmenden Gründungskosten und die Festsetzung über die durch die Abspaltung erfolgende Sacheinlage enthalten muss. § 22 der Satzung setzt diese gesetzliche Verpflichtung um. Der Ausgabebetrag für die von der Hypo Real Estate Holding auszugebenden Aktien entspricht dem geringsten Ausgabebetrag nach § 9 Abs. 1 AktG; der Wert der Sacheinlage wird damit auf € 402 216 525,– festgesetzt.

4.2.2 Vorstand

Der Vorstand der Hypo Real Estate Holding wird von dem Aufsichtsrat in seiner ersten Sitzung bestellt. Diese Sitzung ist für einen Zeitraum kurz nach der Zustimmung der Hauptversammlung der HVB AG zum Spaltungsplan, die mit der Bestellung der Aufsichtsratsmitglieder der Hypo Real Estate Holding einhergeht, geplant. Als Vorstandsmitglieder sind vorgesehen:

Georg Funke,
Vorsitzender des Vorstands

Frank Lamby,
Chief Risk Officer

Dr. Markus Fell,
Chief Financial Officer/Chief Operating Officer

Dr. Paul Eisele,
Vorstandssprecher der Württembergische Hypothekenbank AG

Johann Berger,
Mitglied des Vorstands und vorgesehen als künftiger Vorstandssprecher der HVB Real Estate Bank AG.

4.2.3 Aufsichtsrat

Der Aufsichtsrat der Hypo Real Estate Holding wird aus 3 Mitgliedern bestehen. Er ist mitbestimmungsfrei, d. h. alle Mitglieder werden Vertreter der Aktionäre sein. Der erste Aufsichtsrat wird noch durch die Hauptversammlung der HVB AG bestellt, und zwar in deren Beschluss zum Spaltungsplan. Als Mitglieder dieses ersten Aufsichtsrats sind vorgesehen:

Kurt F. Viermetz,
Vorsitzender des Aufsichtsrats,
Ehemaliger Vice Chairman der J. P. Morgan & Co. Inc.

Dr. Ferdinand Graf von Ballestrem,
Vorstandsmitglied der MAN AG

Dr. Götz Wricke,
Vorstandsvorsitzender der Hamburg-Mannheimer Versicherungs-AG.

Die Amtszeit der Mitglieder des ersten Aufsichtsrats ist begrenzt für die Zeit bis zur Beendigung der Hauptversammlung, die über die Entlastung für das erste Geschäftsjahr der Hypo Real Estate Holding beschließt. Es ist vorgesehen, dieser Hauptversammlung vorzuschlagen, die Zahl der Aufsichtsräte auf 6 zu erhöhen.

4.2.4 Rechtliche Struktur von Hypo Real Estate Bank International, Hypo Real Estate Bank, Westfälische Hypothekenbank sowie Württembergische Hypothekenbank

4.2.4.1 HVB Bank Ireland (künftig: Hypo Real Estate Bank International)

Die HVB Bank Ireland ist eine Unlimited Public Company (Gesellschaft mit unbeschränkter Haftung) nach irischem Recht mit Sitz in Dublin, Irland. Die HVB Bank Ireland ist im Companies Registration Office unter Nr. 209149 eingetragen. Es sind 500 000 000 Shares à 1 € ausgegeben, von denen die nachfolgenden Gesellschaften und Personen jeweils 1 Share als Treuhänder für die HVB AG halten:

HVB Credit Advisors Ltd, Martius Investment Company, R. R. Fund Inc., Tolmers Company, Uraby Limited, Ms. Heather Nesbitt und Dr. John Donnelly. Alle weiteren Shares werden von der HVB AG direkt gehalten. Die Gesellschafter haften unbeschränkt.

Die HVB Bank Ireland beabsichtigt, ihren Namen in »Hypo Real Estate Bank International« zu ändern.

Die HVB Bank Ireland besitzt eine Vollbanklizenz. Sie betrieb bisher vorwiegend das Kreditgeschäft mit Firmenkunden. Das komplette Kreditportfolio der HVB Bank Ireland wird auf die HVB AG oder eines ihrer Tochterunternehmen übertragen und somit nicht Bestandteil der Portfolios der Hypo Real Estate Group sein.

Die HVB Bank Ireland wird von einem Bord of Directors vertreten, der derzeit 7 Mitglieder hat.

4.2.4.2 HVB Real Estate Bank (künftig: Hypo Real Estate Bank AG)

Die HVB Real Estate Bank ist eine Aktiengesellschaft mit Sitz in München (nachfolgend auch »HRE«). Die HRE ist im Handelsregister des Amtsgerichts München unter Nr. HR B 410 54 eingetragen. Die HRE beabsichtigt im Rahmen der Abspaltung und Neupositionierung ihre Firma zu ändern in »Hypo Real Estate Bank AG« (nachfolgend auch »Hypo Real Estate Bank«).

Das Grundkapital der HRE beträgt 132 860 432,67 € und ist vollständig einbezahlt; das Grundkapital ist eingeteilt in 51 970 484 Inhaber-Stückaktien mit einem anteiligen Betrag von 2,556459 € am Grundkapital (nachfolgend auch Stammaktien genannt). Die Aktien der Gesellschaft werden derzeit amtlich gehandelt an der Börse in München (WKN: 801 900/ISIN DE0008019001). Die Hypo Real Estate Holding hält – nach der Verschmelzung der DIA GmbH auf die Hypo Real Estate Holding – insgesamt 50 363 661 Aktien der Gesellschaft und ist daher mit 96,91% am Grundkapital der Gesellschaft beteiligt.

Parallel zur Abspaltung führt die DIA GmbH ein Verfahren zum Ausschluss der Minderheitsaktionäre der HRE gemäß §§ 327a ff. AktG durch (ein so genannter Squeeze out); als Hauptaktionär der HRE wird sie in der ordentlichen Hauptversammlung der HRE am 26. Mai 2003 die Fassung des hierfür erforderlichen Hauptversammlungsbeschlusses verlangen.

Geschäftsgegenstand der künftigen Hypo Real Estate Bank ist der Betrieb einer Hypothekenbank nach den Bestimmungen des Hypothekenbankgesetzes; daneben ist die Hypo Real Estate Bank auch berechtigt, Handels- und Bankgeschäfte außerhalb der Bestimmungen des Hypothekenbankgesetzes zu betreiben. Als eine der wenigen Banken in Deutschland verfügt die Hypo Real Estate Bank damit über das Gemischtbankenprivileg. Die Hypo Real Estate Bank verfügt derzeit über ein bis zum 30. April 2004 nutzbares genehmigtes Kapital in Höhe von 20 Mio €.

Der Vorstand der künftigen Hypo Real Estate Bank besteht kraft Satzung aus zwei oder mehr Personen; die Zahl der Mitglieder des Vorstands wird vom Aufsichtsrat bestimmt. Derzeit besteht der Vorstand der künftigen Hypo Real Estate Bank aus 5 Personen.

Der Aufsichtsrat der künftigen Hypo Real Estate Bank besteht satzungsmäßig aus 12 Mitgliedern. Der Aufsichtsrat hat eine Geschäftsordnung erlassen, wonach der Vorstand, abgesehen von den gesetzlich vorgesehenen Fällen, für bestimmte Geschäfte oder Maßnahmen der Zustimmung des Aufsichtsrats bedarf. Die künftige Hypo Real Estate Bank hat zur Einhaltung des Corporate Governance Kodex zuletzt am 23. Dezember 2002 eine Entsprechenserklärung nach § 161 AktG abgegeben.

4.2.4.3 Westfälische Hypothekenbank AG

Die Westfälische Hypothekenbank (»WestHyp«) ist eine Aktiengesellschaft mit Sitz in Dortmund. Die WestHyp ist im Handelsregister des Amtsgerichts Dortmund unter Nummer HR B 4152 eingetragen. Das Grundkapital der Gesellschaft beträgt 39 000 000,– € und ist vollständig einbezahlt; das Grundkapital ist eingeteilt in 78 000 Inhaber-Stückaktien mit einem Anteilsbetrag von 500,– € am Grundkapital (nachfolgend auch Stammaktien genannt).

Im Zeitpunkt der Aufstellung des Spaltungsplans hält die DIA GmbH 58 500 Stückaktien der WestHyp, mithin 75% der Anteile der WestHyp. In der Anlage 4.4-1 zum Spaltungsplan werden weitere Transaktionsschritte erwogen. So erwägt die DIA GmbH, ihre Beteiligung auf die HRE zu übertragen. Sofern die angedachte Veräußerung der WestHyp an die HRE umgesetzt wird, wird letztere die Beteiligung an der WestHyp halten. Ferner wird erwogen, die 75%-Beteiligung durch Erwerb der übrigen 25% der Anteile auf 100% zu erhöhen.

Geschäftsgegenstand der WestHyp ist der Betrieb einer Hypothekenbank nach den Bestimmungen des Hypothekenbankgesetzes.

Der Vorstand der WestHyp besteht kraft Satzung aus zwei oder mehr Personen; die Zahl der Mitglieder des Vorstands wird vom Aufsichtsrat bestimmt. Derzeit besteht der Vorstand der WestHyp aus drei Personen.

Der Aufsichtsrat der WestHyp besteht satzungsgemäß aus 12 Personen. Der Aufsichtsrat hat eine Geschäftsordnung erlassen, wonach der Vorstand abgesehen von den gesetzlich vorgesehenen Fällen für bestimmte Geschäfte oder Maßnahmen der Zustimmung des Aufsichtsrats bedarf.

4.2.4.4 Württembergische Hypothekenbank AG

Die Württembergische Hypothekenbank (»WürttHyp«) ist eine Aktiengesellschaft mit Sitz in Stuttgart. Die WürttHyp ist im Handelsregister des Amtsgerichts Stuttgart unter Nummer HR B 103 eingetragen. Das Grundkapital der Gesellschaft beträgt 33 477 600,– € und ist vollständig einbezahlt; das Grundkapital ist eingeteilt in 12 876 000 Inhaber-Stückaktien mit einem Anteilsbetrag von 2,60 € am Grundkapital (nachfolgend auch Stammaktien genannt). Die Aktien der Gesellschaft werden derzeit amtlich gehandelt an der Börse in Stuttgart (WKN: 812400/ISIN: DE0008124009).

Die Hypo Real Estate Holding hält – nach der Verschmelzung der DIA GmbH auf die Hypo Real Estate Holding – insgesamt 9 767 489 Aktien der Gesellschaft und ist daher mit 75,86% am Grundkapital der Gesellschaft beteiligt.

Geschäftsgegenstand der WürttHyp ist der Betrieb einer Hypothekenbank nach den Bestimmungen des Hypothekenbankgesetzes.

Der Vorstand der WürttHyp besteht kraft Satzung aus zwei oder mehr Personen; die Zahl der Mitglieder des Vorstands wird vom Aufsichtsrat bestimmt. Derzeit besteht der Vorstand der WürttHyp aus drei Personen.

Der Aufsichtsrat der WürttHyp besteht satzungsgemäß aus 12 Personen. Der Aufsichtsrat hat eine Geschäftsordnung erlassen, wonach der Vorstand abgesehen von den gesetzlich vorgesehenen Fällen für bestimmte Geschäfte oder Maßnahmen der Zustimmung des Aufsichtsrats bedarf. Die WürttHyp hat zur Einhaltung des Corporate Governance Kodex zuletzt am 23. Dezember 2002 eine entsprechende Erklärung nach § 161 AktG abgegeben.

4.3 MITARBEITER

Zum Zeitpunkt der Abspaltung sind im Geschäftsfeld Real Estate 2725 Mitarbeiter beschäftigt. Die neue Hypo Real Estate Group wird etwa 1650 Stellen haben. Die Mitarbeiter sind größtenteils in den Beteiligungen der DIA GmbH beschäftigt, so dass sich für diese Mitarbeiter keine Veränderungen auf einzelvertraglicher Ebene ergeben und diese durch die Abspaltung in die neue Hypo Real Estate Group transferiert werden. Dies trifft auf die Mitarbeiter der folgenden Gesellschaften zu (Mitarbeiterstand ohne Auszubildende per 31. Dezember 2002):

	Mitarbeiter
HRE	766
WestHyp	246
WürttHyp	179
FGH	159
HVB Real Estate Capital Ltd. London	56
HVB Real Estate Capital France S. A.	32
HVB Real Estate Capital Italia S. p. A.	7
HVB Real Estate Capital Iberia S. A.	9
HVB Bank Ireland	35
PBI	16
Insgesamt	**1 505**

Das nicht abzuspaltende Immobiliengeschäft mit gewerblichen Kunden wird in der HVB AG nicht mehr aktiv betrieben und die dezentralen Vertriebstätigkeiten werden eingestellt. Eine entsprechende Reduzierung des Personalbestands um ca. 300 Stellen ist mit den Mitarbeitervertretungen verhandelt und wird ab April umgesetzt. Die Mitarbeiter des bisherigen Geschäftsfeldes Real Estate, die in der HVB AG im Inland beschäftigt sind, bleiben nach Aufgabe des Geschäftsfeldes großenteils in einer gesonderten Organisationseinheit im Geschäftsfeld Deutschland, die sich mit der Verwaltung des Bestandsportfolios befasst.

Weiterhin gibt es Mitarbeiter, die in anderen inländischen Gesellschaften mit Immobilienbezug beschäftigt sind, die nicht von der Abspaltung betroffen sind (HFS, iii, HVB Expertise). Darüber hinaus gibt es zentrale Organisationseinheiten des ehemaligen Geschäftsfeldes, die entfallen und deren Mitarbeiter in anderen Funktionen in der HVB AG verbleiben oder in die neue Hypo Real Estate Group wechseln.

Die Personalplanung für die neue Hypo Real Estate Group sieht für die Zeit ab Abspaltung ein Personalmengengerüst von ca. 1650 Stellen vor.

Die Hypo Real Estate Holding soll ca. 25 – 30 Mitarbeiter haben. Im Wesentlichen werden folgende Funktionen angesiedelt sein: Group Corporate Office, inklusive Kommunikation und Investor Relations, Bilanz/Steuern, Rechnungswesen, Planung/Controlling/Risiko-Controlling und Recht. Es ist vorgesehen, diese Stellen mit Mitarbeitern aus entsprechenden Einheiten der abzuspaltenden Beteiligungen und/oder aus der HVB AG zu besetzen.

Das Geschäftsmodell des Auslandsgeschäfts der Hypo Real Estate Bank International geht in etwa von den gleichen Personalständen aus, wie sie auch heute in der HVB Group im Auslandsgeschäft vorhanden und vorwiegend in den zugeordneten Beteiligungen beschäftigt sind. Zum Aufbau einiger Headoffice- und Treasury-Funktionen werden in der Zentrale in Irland etwa 85 Mitarbeiter zusätzlich zur heutigen Personalausstattung aufgebaut. Bei diesem Aufbau handelt es sich teilweise um Aufgabenverlagerungen von Funktionen, die bisher in München angesiedelt waren, aber auch um einige neue Funktionalitäten, die bisher von dem Bereich »Shared Services« der HVB AG geleistet wurden. An den Standorten, an denen die Mitarbeiter nicht in REC's, sondern in den Niederlassungen beschäftigt sind, wechseln Mitarbeiter aus der HVB AG in die Hypo Real Estate Bank International. So werden die lokalen Mitarbeiter der Niederlassung Stockholm wechseln und auch die Mitarbeiter der Niederlassung New York. Die neu zu gründende Niederlassung in München wird ebenfalls Mitarbeiter aus dem bisherigen Geschäftsfeld Real Estate beschäftigen. In der Niederlassung München sind etwa 54 Stellen vorgesehen, die folgende Funktionen umfassen: Vertrieb Deutschland, Vertrieb CEE, Risikomanagement/Portfolioadministration.

Die Personalplanung der WürttHyp ist durch die Abspaltung nicht tangiert, sodass keine wesentlichen Änderungen im Personalgerüst zu erwarten sind.

Die Personalplanung der HRE sieht einen Rückbau vor. Im Zusammenhang mit der strategischen Reorganisation werden die dezentralen Vertriebstätigkeiten eingestellt und auch die sukzessive Verschlankung der zentralen Aufgaben angestrebt.

Auch die WestHyp hat im Rahmen ihrer bereits beschlossenen geschäftlichen Änderung den Rückbau der dezentralen Vertriebstätigkeiten beschlossen, welches ebenfalls zu einem Rückbau führt.

Individualrechtliche Auswirkungen

Da die Mitarbeiter der abzuspaltenden Hypo Real Estate Group weitestgehend in den heute existierenden Unternehmen beschäftigt sind, ändern sich für diese Mitarbeiter die vertraglichen Beziehungen nicht. Die Mitarbeiter, die von der HVB AG in bestehende Einheiten wie zum Beispiel in die HRE wechseln, erhalten neue Verträge nach den Regelungen des bisherigen Konzerntransfers,

d. h. alle Rechte und Pflichten aus dem derzeit bestehenden Arbeitsvertrag werden übertragen. Diejenigen Mitarbeiter, die in die Hypo Real Estate Holding wechseln, werden entsprechend behandelt werden. Darüber hinaus gibt es einige wenige Mitarbeiter, die heute als entsandte Mitarbeiter der HVB AG in Auslandseinheiten tätig sind. Es ist vorgesehen, das ruhende Arbeitsverhältnis mit der HVB AG zum Zeitpunkt der Eintragung der Abspaltung zu beenden und entweder einen lokalen Vertrag anzubieten oder einen neuen Vertrag mit einer entsendenden Heimatgesellschaft zu begründen (vgl. Ziffer 6).

Da die Dienstverträge in der HVB Group auf Unternehmensebene geregelt sind, bleiben diese unverändert. Es finden keine Betriebsübergänge statt, da kein Betriebsinhaberwechsel erfolgt. Die Abspaltung hat keinen Einfluss auf den Kündigungsschutz der Arbeitnehmer.

Kollektivrechtliche Auswirkungen

Die Betriebsvereinbarungen der Unternehmen bleiben von der Abspaltung unberührt. Das gleiche gilt für die Organisation der Arbeitnehmervertretungen auf der jeweiligen Unternehmensebene.

Die Abspaltung hat keine Auswirkung auf die Definition der Betriebe. Betriebsvereinbarungen, die in der HVB Group generell auf Unternehmensebene geregelt sind, bleiben unverändert. Betriebsräte und Betriebsvereinbarungen in den Unternehmen bleiben weiterhin bestehen.

Die Mitarbeitervertretungen sind organisiert in Betriebsräten, Gesamtbetriebsräten, dem Wirtschaftsausschuss, dem Konzernbetriebsrat und dem Euro-Council (europäischer Betriebsrat) sowie im Sprecherausschuss bzw. Unternehmenssprecherausschuss für leitende Angestellte und im Konzernsprecherausschuss. Lediglich die Anlage der Konzernbetriebsvereinbarung zur Regelung der Zusammensetzung des Konzernbetriebsrats muss geändert werden. In der abgespaltenen Hypo Real Estate Group wird ein neuer Konzernbetriebsrat, ggf. auch ein Konzernsprecherausschuss und – falls die Bedingungen dafür erfüllt sind – auch ein europäischer Betriebsrat gegründet werden.

Die Abspaltung hat keine Auswirkungen auf die Tarifverträge.

Mitbestimmung

Die Folgen für die Vertretungen der Arbeitnehmer werden im Spaltungsplan unter Ziffer 8 erläutert.

Betriebsänderungen

Es finden im Rahmen der Abspaltung keine Betriebsänderungen statt.

4.4 DIE FINANZLAGE DER NEUEN HVB AG

4.4.1 Eigenkapital und Kapitalverhältnisse

Das gezeichnete Kapital der HVB AG wird durch die Abspaltung der DIA GmbH nicht verändert. Ebenso bleiben die gesetzlich gebildeten bzw. zu bildenden Rücklagen von der Abspaltung unberührt. Durch die Abspaltung vermindert sich das Eigenkapital der HVB AG jedoch auf Grund der Reduzierung der Kapitalrücklagen um 3712 Mio € auf 14 038 Mio €. Die Verminderung entspricht im Wesentlichen dem Eigenkapital der abgespaltenen DIA GmbH.

In Folge der Abspaltung der DIA GmbH verringert sich das Genussrechtskapital bei der HVB AG um 102 Mio € auf 409 Mio €. Im Spaltungsplan sowie den Erläuterungen zum Spaltungsplan sind weitere Details zu diesem Vorgang enthalten.

Die Veränderungen wirken sich erstmals im Einzelabschluss der HVB AG bzw. im Konzernabschluss der HVB Group des Geschäftsjahres zum 31. Dezember 2003 aus, sofern die Abspaltung auf Grund der Eintragung in die Handelsregister der HVB AG und der Hypo Real Estate Holding noch in 2003 rechtswirksam wird.

4.4.2 Forderungen und Finanzanlagen

Im Zusammenhang mit der Kapitalerhöhung, die im Rahmen der Bündelung der beteiligten Gesellschaften vor Abspaltung unter der DIA GmbH erforderlich ist, verringert sich der Forderungsbestand der HVB AG von 251 806 Mio € um 2494 Mio € auf 249 312 Mio €. Entsprechend erhöht sich die Position »Anteile an verbundenen Unternehmen« um 2494 Mio € auf 15 245 Mio €. Durch die Abspaltung der DIA GmbH-Anteile reduziert sich die Position wiederum um 3712 Mio €.

Der Forderungsbestand der HVB AG erhöht sich außerdem im Rahmen der von der Hypo Real Estate Bank Deutschland und Hypo Real Estate Bank International gezogenen Refinanzierungslinien (vgl. Ziffer 3.3).

Die Barreserve der HVB AG verringert sich auf Grund der in der Folge der Abspaltung der DIA GmbH notwendigen Ausstattung der Hypo Real Estate Holding mit Genussrechtskapital um 102 Mio €.

4.5 DIE FINANZLAGE DER KÜNFTIGEN HYPO REAL ESTATE HOLDING

4.5.1 Eigenkapital und Kapitalverhältnisse

Im Rahmen der gesellschaftsrechtlichen Neustrukturierung und Konstituierung der Hypo Real Estate Group wird die DIA GmbH vor der Abspaltung von der HVB AG mit einem Eigenkapital von 3712 Mio € ausgestattet. Nach der Abspaltung wird die HVB AG an der Hypo Real Estate Holding nicht beteiligt sein, da die Aktien der Hypo Real Estate Holding an die Aktionäre der HVB AG ausgegeben werden.

Das gezeichnete Kapital der Hypo Real Estate Holding AG wird 402 Mio € betragen. Die Kapitalrücklage in Höhe von 3310 Mio € der Hypo Real Estate Holding ergibt sich aus dem Saldo der an die Hypo Real Estate Holding abgespaltenen Beteiligung an der DIA GmbH und dem ausgewiesenen gezeichneten Kapital.

In Folge der Abspaltung entsteht bei der Hypo Real Estate Holding ein Genussrechtskapital von 102 Mio € (vgl. zu den Einzelheiten die »Erläuterungen zum Spaltungsplan« unter Ziffer 6).

4.5.2 Forderungen, Finanzanlagen und Verbindlichkeiten

Nach Wirksamkeit der Verschmelzung der DIA GmbH auf die Hypo Real Estate Holding und damit erfolgter vollständiger Konstituierung der neuen Hypo Real Estate Group ergibt sich bei der Hypo Real Estate Holding spiegelbildlich zur Forderung der HVB AG eine Darlehensverbindlichkeit gegenüber der HVB AG in Höhe von 200 Mio €.

Innerhalb der Position »Guthaben bei Kreditinstituten« wird ein Betrag von 207 Mio € ausgewiesen.

In der Position »Anteile an verbundenen Unternehmen« werden die Anteile an der Hypo Real Estate Bank (sofern die weiter erwogenen Schritte hinsichtlich der WestHyp nicht umgesetzt werden sollten, auch die Anteile an der WestHyp), Hypo Real Estate Bank International und WürttHyp sowie Anteile an der PBI GmbH in Höhe von insgesamt 3807 Mio € bilanziert.

Nach erfolgter Abspaltung werden den Hypo Real Estate Holding Tochtergesellschaften Hypo Real Estate Bank und Hypo Real Estate Bank International von der HVB AG Refinanzierungsmöglichkeiten zur Verfügung gestellt (vgl. dazu Ziffer 3.3).

4.5.3 Risikoabschirmung

Zusätzlich zu einer angemessenen Kapitalausstattung geht die HVB AG eine Verpflichtung gegenüber der HRE – einer der drei operativen Einheiten der künftigen Hypo Real Estate Group – und nachrangig gegenüber der WestHyp für Kreditrisiken des Kreditportfolios dieser Banken ein. Bis zu maximal 590 Mio € insgesamt werden den Jahresfehlbeträge in den Jahren 2003 und 2004 ausgeglichen, soweit sie durch gebildete Einzelwertberichtigungen bedingt wurden. Die Verpflichtung dient dem Ziel, bislang nicht identifizierbare Risiken aus dem Kreditportfolio aufzufangen.

5. BILANZIELLE, STEUERLICHE UND AUFSICHTSRECHTLICHE AUSWIRKUNGEN DER ABSPALTUNG

5.1 BILANZIELLE AUSWIRKUNGEN DER ABSPALTUNG

5.1.1 Bilanzen der HVB AG und der Hypo Real Estate Holding

Vor der Abspaltung zur Neugründung der Hypo Real Estate Holding werden unter dem Dach der DIA GmbH alle zur künftigen Hypo Real Estate Group gehörenden in- und ausländischen Gesellschaften gebündelt. Nach Abspaltung der DIA GmbH auf die neu gegründete Hypo Real Estate Holding fungiert diese als Obergesellschaft. In einem weiteren Schritt wird die DIA GmbH auf die Hypo Real Estate Holding verschmolzen, die damit die Anteile an Hypo Real Estate Bank International, Württembergische Hypothekenbank AG und der HVB Real Estate Bank AG (sofern die weiter erwogenen Schritte hinsichtlich der WestHyp nicht umgesetzt werden sollten, auch die Anteile an der WestHyp) direkt hält.

In den folgenden Tabellen sind sämtliche bilanziellen Auswirkungen der Abspaltung und der anschließenden Verschmelzung dargestellt. Im Jahresabschluss 2002 der HVB AG sind noch nicht alle gesellschaftsrechtlichen Neugliederungen und damit zusammenhängenden Transaktionen umgesetzt. Im Abschnitt »Auswirkungen Bilanz HVB AG (HGB)« ist daher in der zweiten Spalte eine Pro-forma-Bilanz der HVB AG ersichtlich, die die Veränderung der Bilanz zum 31. Dezember 2002 der HVB AG nach Durchführung der notwendigen Maßnahmen wiedergibt. Ebenso ist in der Bilanz der DIA GmbH zum 31. Dezember 2002 nur ein Teil der vorgesehenen Umstrukturierungen vor der Abspaltung enthalten. Auch für die DIA GmbH ist daher eine Pro-forma-Bilanz für den Zeitpunkt vor der Abspaltung nachfolgend dargestellt.

Die vorgesehene Übertragung der ausländischen Immobilienfinanzierungsbestandsportfolien ist in der nachfolgenden Übersicht nicht berücksichtigt, da diese kein Bestandteil der formellen Abspaltung ist.

Mit Ausnahme der Daten zu »HVB AG 31. Dezember 2002« handelt es sich um nicht von einer Wirtschaftsprüfungsgesellschaft testierte Zahlen.

AUSWIRKUNGEN BILANZ HVB AG (HGB):

in Mio €	HVB AG 31. 12. 2002	Pro-forma: HVB AG vor Abspaltung 31. 12. 2002	Abspaltung zur Neugründung Hypo Real Estate Holding (zu Buchwerten)	Effekte aus Anpassung des Genussrechtskapitals bei der HVB AG	Pro-forma: HVB AG 1. 1. 2003 nach Abspaltung
Bilanzposition					
Barreserve	1 998	1 998		–102	1 896
Forderungen an Kreditinstitute und Kunden	251 806	249 312			249 312
Schuldverschreibungen und andere festverz. Wertpapiere	56 233	56 233			56 233
Beteiligungen	1 706	1 706			1 706
Anteile an verbundenen Unternehmen	12 751	15 245	– 3 712		11 533
Sonstige Aktiva	18 574	18 574			18 574
Summe der Aktiva	**343 068**	**343 068**	**– 3 712**	**– 102**	**339 254**
Verbindlichkeiten ggü. Kreditinstituten	99 677	99 677			99 677
Verbindlichkeiten ggü. Kunden *und verbriefte Verbindlichkeiten*	203 880	203 880			203 880
Genussrechtskapital	511	511		– 102	409
Eigenkapital	**17 750**	**17 750**	**– 3 712**		**14 038**
a) gezeichnetes Kapital	1 609	1 609			1 609
davon:					
Stück 521 735 101 Inhaberstammaktien*	1 565	1 565			1 565
Stück 14 553 600 Namensvorzugsaktien (ohne Stimmrecht)	44	44			44
b) Kapitalrücklage	13 273	13 273	– 3 712		9 561
c) Gewinnrücklagen	2 868	2 868			2 868
d) Bilanzgewinn	0	0			0
Sonstige Passiva	21 250	21 250			21 250
Summe der Passiva	**343 068**	**343 068**	**– 3 712**	**– 102**	**339 254**

* Vor Kapitalherabsetzung um 1 Aktie.

BILANZ DER HYPO REAL ESTATE HOLDING (HGB) – INKL. DIA GMBH

Mit Ausnahme der Daten in der Spalte »DIA GmbH, Bilanz DIA GmbH zum 31. Dezember 2002« handelt es sich um nicht von einer Wirtschaftsprüfungsgesellschaft testierte Zahlen.

in Mio €	DIA GmbH		Hypo Real Estate Holding AG			
	Bilanz DIA GmbH zum 31. 12. 2002	Pro-forma Bilanz vor Abspaltung der DIA GmbH	Auswirkung der Abspaltung (= Eröffnungs bilanz)	Effekte aus Anpassung Genuss- rechtskapital bei HVB AG	Effekte durch Verschmelzung DIA GmbH auf Hypo Real Estate Holding	Pro-forma Hypo Real Estate Holding
Bilanzposition						
Anteile an verbundenen Unternehmen	716	3 807	3 712		+95	3 807
Guthaben bei Kreditinstituten		105		+102	+105	207
Summe der Aktiva	**716**	**3 912**	**3 712**	**+102**	**+200**	**4 014**
Eigenkapital	**>0**	**3 712**	**3 712**			**3 712**
a) gezeichnetes Kapital	>0	>0	402			402
davon:						
Stück 130 433 775 Inhaberstammaktien			391			391
Stück 3 638 400 Namensvorzugsaktien						
(ohne Stimmrecht)			11			11
b) Kapitalrücklage		3 712	3 310			3 310
Genussrechtskapital				+102		102
Verbindlichkeiten gegenüber						
Kreditinstituten	716	200			+200	200
Summe der Passiva	**716**	**3 912**	**3 712**	**+102**	**+200**	**4 014**

5.1.2 Erläuterungen zu den Bilanzen und den Überleitungsangaben

HVB AG

Die Übertragung der abzuspaltenden Geschäftsanteile an der DIA GmbH erfolgt handelsrechtlich zum Buchwert und steuerrechtlich zum Verkehrswert.

Durch die Abspaltung vermindern sich innerhalb des Eigenkapitals die Kapitalrücklagen der HVB AG um 3712 Mio € auf 9561 Mio €.

Vor der Abspaltung werden, wie in den Erläuterungen zu Spaltungsplan unter Ziffer 6 erläutert, Anteile an in- und ausländischen Gesellschaften im Wege der Veräußerung oder Einbringung auf die DIA GmbH übertragen.

Die »Anteile an verbundenen Unternehmen« erhöhen sich durch die für die Übertragungen erforderlichen Kapitalerhöhungen bei der DIA GmbH per Saldo um 2494 Mio €. Entsprechend reduziert sich der Forderungsbestand. Die Liste der abzuspaltenden direkten und mittelbaren Beteiligungen ist als Anhang 1 beigefügt. Die Übertragungen erfolgen in den Handels- und Steuerbilanzen der HVB AG sowie der DIA GmbH teilweise zu Buchwerten, teilweise zu Verkehrswerten. Die Übertragungen lösen keine Ertragsteuerbelastung aus (vgl. Ziffer 5.2). Durch die Abspaltung reduzieren sich die »Anteile an verbundenen Unternehmen« wiederum um 3712 Mio € auf 11 533 Mio €.

In Folge der Abspaltung der DIA GmbH verringert sich das Genussrechtskapital bei der HVB AG um 102 Mio € auf 409 Mio €. Die Barreserve geht entsprechend um 102 Mio € auf 1896 Mio € zurück. Im Spaltungsplan sowie den »Erläuterungen zum Spaltungsplan« unter Ziffer 6 sind weitere Details zu diesem Vorgang enthalten.

Hypo Real Estate Holding
Die Hypo Real Estate Holding wird die Geschäftsanteile an der DIA GmbH bis zur sich anschließenden Verschmelzung handelsrechtlich zum Buchwert der HVB AG vor Abspaltung (steuerrechtlich zum Verkehrswert) fortführen. Nach erfolgter Verschmelzung erhöhen sich die Anteile an verbundenen Unternehmen um 95 Mio € auf 3807 Mio €. Darüber hinaus werden nach der Verschmelzung »Verbindlichkeiten gegenüber Kreditinstituten« in Höhe von 200 Mio € ausgewiesen.

Das gezeichnete Kapital der Hypo Real Estate Holding wird so bemessen sein, dass den Aktionären der HVB AG bei Abspaltung der Hypo Real Estate Holding Aktien im Verhältnis von 4:1 gewährt werden können. Das Verhältnis der Stückzahl von Stamm- und Vorzugsaktien bei Zuteilung der Aktien der Hypo Real Estate Holding an die HVB Aktionäre wird dem Verhältnis der Anzahl von Stamm- und Vorzugsaktien bei der HVB AG zum Zeitpunkt der Abspaltung entsprechen. Insgesamt beträgt das gezeichnete Kapital der Hypo Real Estate Holding 402 Mio €.

Die Höhe der Kapitalrücklage ergibt sich als Saldo aus dem Buchwert der abgespaltenen Beteiligung an der DIA GmbH abzüglich des als gezeichneten Kapitals ausgewiesenen Betrags und beträgt somit 3310 Mio €.

Analog zur Anpassung der HVB Genussrechte an die Abspaltung ergibt sich bei der Hypo Real Estate Holding ein Zugang im Genussrechtskapital in Höhe von 102 Mio €. Entsprechend erhöhen sich die Guthaben bei Kreditinstituten um 102 Mio €.

5.1.3 Folgen der Rückwirkung der Abspaltung
Die wirtschaftliche Rückwirkung zum 1. Januar 2003 tritt mit Eintragung der Abspaltung im Handelsregister der HVB AG ein.

Alle Geschäfte, die den abgespaltenen Vermögensteil betreffen, werden ab 1. Januar 2003 von der HVB AG für Rechnung der Hypo Real Estate Holding vorgenommen. Der Saldo aller Ertrags- und Aufwandsposten, die die HVB AG auf Rechnung der Hypo Real Estate Holding gebucht hat, werden nach erfolgter Abspaltung durch die HVB AG entweder belastet oder gutgeschrieben.

Der Saldo der Ertrags- und Aufwandsposten aus der Übertragung der ausländischen Darlehensbestandsportfolien der HVB AG wird ebenfalls zum 1. Januar 2003 abgerechnet und durch die HVB AG entweder belastet oder gutgeschrieben.

Der Einzel- bzw. Konzernabschluss der HVB AG des Geschäftsjahres 2002 wird durch die Abspaltung nicht verändert.

5.2 STEUERLICHE AUSWIRKUNGEN DER ABSPALTUNG

Die nachfolgende Darstellung der steuerlichen Auswirkungen der Abspaltung gibt lediglich einen Überblick und berücksichtigt nicht die Umstände des einzelnen Aktionärs. Sie beschränkt sich zudem auf die steuerliche Situation nach dem zum Zeitpunkt der Drucklegung geltenden deutschen Recht. Auswirkungen nach ausländischem Steuerrecht sowie den anwendbaren Doppelbesteuerungsabkommen werden nicht erläutert.

Das vom Bundestag am 21. Februar 2003 beschlossene Gesetz zum Abbau von Steuervergünstigungen und Ausnahmeregelungen (Steuervergünstigungsabbaugesetz) sah in seiner Entwurfsfassung auch steuerliche Änderungen vor, die zu wesentlichen Auswirkungen auf die vorgesehene Abspaltung geführt hätten. Wegen der unterschiedlichen Mehrheitsverhältnisse in Bundestag und Bundesrat ist derzeit nicht absehbar, ob im Rahmen des Gesetzgebungsverfahrens zum Steuervergünstigungsabbaugesetz oder neuer Gesetzesinitiativen für die vorgesehene Abspaltung relevante Änderungen der Steuergesetze beschlossen werden. Wegen möglicher Auswirkungen steuerlicher Neuregelungen auf die Besteuerung der Aktionäre vgl. Ziffer 5.2.3. Nachfolgend wird daher von der derzeit gültigen Gesetzeslage ausgegangen.

5.2.1 Steuerliche Auswirkungen bei der HVB AG

Ertragsteuern
Mit der Abspaltung überträgt die HVB AG die 100%ige Beteiligung an der DIA GmbH auf die Hypo Real Estate Holding AG. Steuerlicher Übertragungsstichtag gemäß § 2 Abs. 1 UmwStG ist der 31. Dezember 2002, d. h. das Einkommen und das Vermögen der übertragenden HVB AG und der übernehmenden Hypo Real Estate Holding AG sind so zu ermitteln, als ob das abzuspaltende Vermögen der HVB AG mit Ablauf des 31. Dezember 2002 auf die Hypo Real Estate Holding AG übergegangen wäre. Sollte die variable Stichtagsregelung nach § 11 des Spaltungsplans greifen, würde sich automatisch auch der steuerliche Übertragungsstichtag verschieben.

Das Wahlrecht des übertragenden Rechtsträgers HVB AG zum Buchwertansatz hinsichtlich des abzuspaltenden Vermögens in der steuerlichen Übertragungsbilanz und in der Übernahmebilanz des aufnehmenden Rechtsträgers entfällt rückwirkend nach § 15 Abs. 3 UmwStG,

wenn Anteile an der HVB AG und/oder an der Hypo Real Estate Holding AG, deren Verkehrswert vor dem Wirksamwerden der Abspaltung mehr als 20% des Verkehrswerts aller Anteile an der HVB AG vor der Abspaltung ausmachen, innerhalb von fünf Jahren nach dem steuerlichen Übertragungsstichtag übertragen werden. In diesem Fall ist das gesamte auf den übernehmenden Rechtsträger übergegangene Vermögen mit dem Teilwert anzusetzen. Bei den börsennotierten Aktiengesellschaften HVB AG und Hypo Real Estate Holding AG können Veräußerungen in entsprechender Größenordnung nicht ausgeschlossen werden, sodass nach Auffassung der HVB AG davon auszugehen ist, dass das Wahlrecht nach § 15 Abs. 3 UmwStG rückwirkend entfällt. Aus diesem Grund wird die HVB AG das abzuspaltende Vermögen in der steuerlichen Schlussbilanz zu Verkehrswerten ansetzen. Hierdurch aufgedeckte stille Reserven in der abzuspaltenden 100%igen Beteiligung an der DIA GmbH sind nach dem bislang unveröffentlichten Schreiben des Bundesfinanzministeriums zu § 8 b Abs. 2 KStG körperschaftsteuer- und gewerbesteuerfrei.

Die zur Vorbereitung der Abspaltung durchgeführten und noch vorzunehmenden Übertragungen von Beteiligungen lösen keine Ertragsteuerbelastung aus.

Das bei der HVB AG verbleibende Vermögen wird zu Buchwerten fortgeführt.

Der bei der HVB AG vorbehaltlich der endgültigen Veranlagung zum 31. Dezember 2002 bestehende körperschaftssteuerliche und gewerbesteuerliche Verlustvortrag in Höhe von jeweils rund 1,7 Mrd € ist gemäß §§ 15 Abs. 4, 19 Abs. 2 UmwStG im Verhältnis der gemeinen Werte des abzuspaltenden Vermögens und des bei der HVB AG vor der Abspaltung bestehenden Vermögens auf die HVB AG und die Hypo Real Estate Holding AG aufzuteilen. Als Maßstab für die Aufteilung wird das Verhältnis des Substanzwertes des abzuspaltenden Vermögens zum Substanzwert der gesamten HVB AG vor Abspaltung zugrunde gelegt. Hiernach verbleiben nach Bewertung durch die HVB AG zum Zeitpunkt der Aufstellung des Spaltungsberichtes 77% des Verlustvortrags bei der HVB AG, 23% des Verlustvortrags gehen auf die Hypo Real Estate Holding AG über.

Mit Ablauf des steuerlichen Übertragungsstichtags sind der Bestand des steuerlichen Einlagekontos, des Körperschaftsteuerguthabens nach § 37 KStG und des unbelasteten Teilbetrags nach § 38 KStG (ehemaliges EK 02) der HVB AG aufzuteilen und anteilig der HVB AG und der Hypo Real Estate Holding AG zuzurechnen (§§ 29 Abs. 3, 40 Abs. 2 KStG). Für diese Aufteilung wird das Verhältnis der Substanzwerte, analog zur Aufteilung des Verlustvortrags, zugrunde gelegt.

Verkehrsteuern
Die Abspaltung unterliegt nicht der Umsatzsteuer.

Der Abspaltungsvorgang selbst löst keine Grunderwerbsteuer aus. Durch die der Abspaltung vorgelagerten Übertragungsvorgänge wird Grunderwerbsteuer in Höhe von rund 0,3 Mio € ausgelöst.

5.2.2 Steuerliche Auswirkungen bei der Hypo Real Estate Group

Steuerliche Auswirkungen bei der Hypo Real Estate Holding AG
Die Hypo Real Estate Holding AG übernimmt die von der HVB AG in der steuerlichen Übertragungsbilanz angesetzten Verkehrswerte in ihre Steuerbilanz (§ 15 Abs. 1 i.V.m. §§ 12 Abs.1, 4 Abs. 1 UmwStG). Sie tritt bezüglich des übernommenen Vermögens grundsätzlich in die steuerliche Rechtsstellung der HVB AG ein.

Die Abspaltung ist für die Hypo Real Estate Holding AG ertragsteuerneutral.

Der bei der HVB AG am Übertragungsstichtag bestehende körperschaftssteuerliche und gewerbesteuerliche Verlustvortrag geht gemäß des unter Ziffer 5.2.1 dargestellten Aufteilungsmaßstabes anteilig auf die Hypo Real Estate Holding AG über.

Allerdings setzt gem. §§ 15 Abs. 1, 12 Abs. 3 UmwStG der Übergang dieses Verlustvortrages auf die Hypo Real Estate Holding AG voraus, dass der Betrieb, der den Verlust verursacht hat, über den steuerlichen Abspaltungsstichtag hinaus in einem nach dem Gesamtbild der wirtschaftlichen Verhältnisse vergleichbaren Umfang während der folgenden fünf Jahre fortgeführt wird. Dies gilt auch dann, wenn der verlustverursachende Betrieb bei der HVB AG verbleibt.

In Bezug auf die Nutzung des danach auf die Hypo Real Estate Holding AG übergehenden Verlustvortrags sind darüber hinaus die Beschränkungen des § 8 Abs. 4 KStG zu beachten. Nach derzeitiger Rechtslage führt gem. § 8 Abs. 4 KStG eine Übertragung von mehr als 50% der Anteile an der Hypo Real Estate Holding AG und eine Zuführung überwiegend neuen Betriebsvermögens zu einem Fortfall des Verlustvortrags. Insbesondere auf Grund der Börsennotierung der Hypo Real Estate Holding AG sind Anteilsübertragungen von mehr als 50% – auch in mehreren Akten – nicht auszuschließen, sodass bei einer Zuführung überwiegend neuen Betriebsvermögens der Verlustvortrag entfallen könnte.

Nach derzeitiger Rechtslage sind die Einnahmen der Hypo Real Estate Holding AG aus den Dividendenausschüttungen ihrer Tochtergesellschaften – mit Ausnahme der pauschalen Besteuerung von 5% der Auslandsdividenden gem. § 8 b Abs. 5 KStG – steuerfrei. Eine Nutzung des steuerlichen Verlustvortrags ist daher nur in beschränktem Umfang möglich, soweit nicht die Hypo Real Estate Holding AG andere steuerpflichtige Einkünfte hat (zum Beispiel aus Dienstleistungen und Darlehensgewährungen), die mit den Verlustvorträgen verrechnet werden können.

Bezüglich der Aufteilung des steuerlichen Einlagekontos, des Körperschaftsteuerguthabens nach § 37 KStG und des unbelasteten Teilbetrags nach § 38 KStG (ehemaliges EK 02) der HVB AG auf die HVB AG und die Hypo Real Estate Holding AG siehe Ziffer 5.2.1.

Auswirkungen auf die Hypo Real Estate Bank AG
Bei der Hypo Real Estate Bank AG in Deutschland besteht zum 31. Dezember 2002 vorbehaltlich der endgültigen Veranlagung ein körperschaftssteuerlicher und gewerbesteuerlicher Verlustvortrag in Höhe von jeweils rund 200 Mio €. Es besteht ein Risiko, dass die Abspaltung einschließlich der Umstrukturierungen im Zusammenhang mit der Abspaltung bei der Hypo Real Estate Bank zu einem sog. schädlichen Anteilseignerwechsel i. S.v. § 8 Abs. 4 KStG führt. Bei einer zukünftigen Zuführung überwiegend neuen Betriebsvermögens besteht daher die Gefahr, dass der zu diesem Zeitpunkt dann noch bestehende Verlustvortrag verloren geht.

5.2.3 Steuerliche Auswirkungen auf die Aktionäre

Die nachfolgende Darstellung der Besteuerung der Aktionäre auf der Grundlage der gegenwärtig geltenden steuerlichen Bestimmungen ersetzt nicht eine die persönlichen Verhältnisse des einzelnen Aktionärs berücksichtigende steuerliche Beratung. Es ist nicht sicher, dass steuerliche Einschätzungen der HVB AG von der Finanzverwaltung geteilt werden. Allen Aktionären wird empfohlen, sich im Hinblick auf ihre individuelle Situation steuerlich beraten zu lassen. Dies gilt insbesondere für im Ausland ansässige Aktionäre.

Für die Aktionäre der HVB AG löst die Abspaltung keinen steuerpflichtigen Veräußerungsgewinn aus. Gemäß § 15 Abs. 1 i.V. m. § 13 UmwStG ist der Abspaltungsvorgang für die Anteilseigner des übertragenden Rechtsträgers grundsätzlich steuerneutral.

Soweit sich die Aktien in einem steuerlichen Betriebsvermögen befinden, sind die bisherigen steuerlichen Buchwerte (§§ 15 Abs. 1, 13 Abs. 1 UmwStG) der HVB AG Aktien nach erfolgter Abspaltung auf die Aktien an der HVB AG und die neu entstandenen Aktien an der Hypo Real Estate Holding AG zu verteilen. Hierfür kann der oben unter Ziffer 5.2.1 beschriebene Maßstab für die Aufteilung des steuerlichen Verlustvortrags der HVB AG analog verwendet werden. Die Hypo Real Estate Holding Aktien gelten als zu dem ihnen zugeschriebenen Buchwertanteil angeschafft (§§ 15 Abs. 1, 13 Abs.1 UmwStG). Die eventuelle spätere Veräußerung dieser Hypo Real Estate Holding Aktien unterliegt den allgemeinen Regelungen für Veräußerungen von Kapitalgesellschaftsanteilen (derzeit grundsätzlich Steuerfreiheit nach § 8 b Abs. 2 KStG bzw. Anwendung des Halbeinkünfteverfahrens gem. § 3 Nr. 40 EStG).

Soweit die HVB AG Aktien im steuerlichen Privatvermögen gehalten werden, setzt die Abspaltung für die neuen Hypo Real Estate Holding AG Aktien eine zwölfmonatige Frist für private Veräußerungsgeschäfte im Sinne des § 23 EStG in Gang, die unabhängig vom Zeitpunkt der Anschaffung der HVB AG Aktien ist. Nach derzeitiger Auffassung der Finanzverwaltung beginnt die Frist am steuerlichen Übertragungsstichtag. Nach dem Entwurf eines Schreibens des Bundesfinanzministeriums zu § 23 EStG dagegen beginnt die Frist am Tag des Beschlusses über die Abspaltung. Eine Änderung der bisherigen Auffassung der Finanzverwaltung ist daher nicht auszuschließen.

Der Lauf von steuerlichen Veräußerungsfristen für die HVB AG Aktien bleibt von der Abspaltung unberührt.

Ist die Frist für private Veräußerungsgeschäfte für die bisher gehaltenen HVB AG Aktien noch nicht abgelaufen, sind die steuerlichen Anschaffungskosten der HVB AG Aktien nach dem Wirksamwerden der Abspaltung gemäß §§ 15 Abs. 1, 13 Abs. 2 UmwStG auf die Aktien an der HVB AG und die Aktien an der Hypo Real Estate Holding AG zu verteilen (analog dem unter Ziffer 5.2.1 beschriebenen Maßstab für die Aufteilung des Verlustvortrags der HVB AG).

Ist die Frist für private Veräußerungsgeschäfte für die bisher gehaltenen HVB AG Aktien bereits abgelaufen, kommen nach Ansicht der Finanzverwaltung die allgemeinen Regeln über Tauschvorgänge zur Anwendung. Die Anschaffungskosten für die Anteile an der Hypo Real Estate Holding AG werden dann nach dem (nach Maßgabe des unter Ziffer 5.2.1 dargestellten Schlüssels ermittelten) anteiligen gemeinen Wert der Anteile an der HVB AG bemessen. Nach derzeitiger Auffassung der Finanzverwaltung ist hierbei der gemeine Wert am steuerlichen Übertragungsstichtag zugrunde zu legen. Nach dem oben angegebenen Entwurf eines Schreibens des Bundesfinanzministeriums zu § 23 EStG wäre dagegen auf den Tag des Beschlusses über die Abspaltung und die ursprünglichen Anschaffungskosten abzustellen. Eine Änderung der bisherigen Auffassung der Finanzverwaltung ist daher nicht auszuschließen.

Besteht an der HVB AG eine Beteiligung im Sinne von § 17 EStG, gelten die erworbenen Anteile an der Hypo Real Estate Holding AG – unabhängig von der Beteiligungshöhe an der Hypo Real Estate Holding AG – ebenfalls als Anteile im Sinne von § 17 EStG (§§ 15 Abs. 1, 13 Abs. 2 UmwStG).

Ein Gewinn aus der Veräußerung von Hypo Real Estate Holding AG Aktien innerhalb der neuen Frist für private Veräußerungsgeschäfte bzw. die Veräußerung von Hypo Real Estate Holding AG Aktien, die als Anteile im Sinne von § 17 EStG gelten, unterliegt nach derzeitigem Recht dem Halbeinkünfteverfahren.

Die Besteuerung von Veräußerungsgewinnen im Privatvermögen soll zukünftig – unabhängig von Behaltefristen – nach den Vorschriften des Steuervergünstigungsabbaugesetzes mit einem pauschalen Steuersatz erfolgen. Wir empfehlen allen Aktionären, sich diesbezüglich steuerlich beraten zu lassen.

Falls Aktien an der HVB AG mit einem so genannten Sperrbetrag nach § 50 c EStG in Verbindung mit § 52 Abs. 59 EStG behaftet sind, geht dieser anteilig (nach dem unter Ziffer 5.2.1 beschriebenen Schlüssel) auf die erhaltenen Aktien der Hypo Real Estate Holding AG über (§§ 15 Abs. 1, 13 Abs. 4 UmwStG).

Soweit sich HVB Aktien im Besitz von Steuer-Ausländern oder anderer beschränkt Steuerpflichtiger befinden und nicht steuerverhaftet sind, löst die Abspaltung für diese Aktionäre keine Besteuerung in Deutschland aus. Ob steuerpflichtige Realisierungs- oder Einkunftstatbestände im Ausland verwirklicht werden, ist für den Einzelfall nach den maßgeblichen Regelungen zu prüfen.

Erhalten Aktionäre bei der Zuteilung von Aktien so genannte Teilrechte auf Aktien an der Hypo Real Estate Holding AG und verkaufen sie diese Teilrechte im Rahmen des Spitzenausgleichs, so ist dieser Vorgang nach Auffassung der HVB AG steuerlich wie eine Veräußerung von Aktien der Hypo Real Estate Holding AG zu behandeln.

5.3 AUFSICHTSRECHTLICHE AUSWIRKUNGEN DER ABSPALTUNG

Die Hypo Real Estate Holding ist eine Finanzholdinggesellschaft i. S. des § 1 Abs. 3a KWG und damit ein Finanzunternehmen i. S. des § 1 Abs. 3 KWG. Als solches ist nach § 10a KWG eine konsolidierte aufsichtsrechtliche Meldung zu erstellen. Die Hypo Real Estate Bank International bildet als Obergesellschaft des Auslandsteils einen eigenen aufsichtsrechtlichen Teilkonzern und unterliegt darüber hinaus der irischen Bankenaufsicht.

Aus heutiger Sicht ergeben sich folgende Pro-forma-Quoten:

Gesellschaft	Kernkapitalquote (nach BIZ)	Eigenmittelquote
Hypo Real Estate Holding (Group)	7,0%	9,9%
Hypo Real Estate Bank International (Group)	8,5%	9,2%
WürttHyp	6,75%	11,0%
Hypo Real Estate Bank in Deutschland (Group)	7,0%	10,4%

6. ERLÄUTERUNG DES SPALTUNGSPLANS

PRÄAMBEL

Vorstand und Aufsichtsrat der HVB AG haben beschlossen, dass das gewerbliche Immobilienfinanzierungsgeschäft künftig nicht mehr im HVB-Konzern, sondern von einem neuen, eigenständigen und am Markt unabhängig von der HVB Group agierenden Konzern betrieben werden soll. Das danach zu übertragende gewerbliche Immobilienfinanzierungsgeschäft umfasst zum einen alle in- und ausländischen Beteiligungen der HVB AG mit Schwerpunkt auf dem gewerblichen Immobilienfinanzierungsgeschäft, d. h. Geschäft mit professionellen Immobilienkunden, wie zum Beispiel Bauträgern, Bauinvestoren, Bau-Developern und Wohnungsbaugesellschaften und zum anderen das Bestandsportfolio ausländischer Immobilienfinanzierungen der HVB AG (mit Ausnahme des Bestandsportfolios in den USA). Nicht übertragen wird demgegenüber das inländische Bestandsportfolio, d. h. das Kreditportfolio mit inländischen professionellen Immobilien-Kunden. Das private Immobilienfinanzierungsgeschäft verbleibt bei der HVB AG und wird von dieser auch weiterhin betrieben.

Ganz wesentlicher Bestandteil dieser Transaktion ist die Übertragung der Beteiligungen der HVB AG, in denen das oben näher definierte, abzuspaltende gewerbliche Immobilienfinanzierungsgeschäft im Wesentlichen betrieben wird. Rechtstechnisch erfolgt dies durch die Abspaltung der Beteiligung der HVB AG an der DIA GmbH, welche die das gewerbliche Immobiliengeschäft betreibenden Beteiligungen im Zeitpunkt des Wirksamwerdens der Abspaltung hält. Grundlage dafür ist dieser Spaltungsplan, den der Vorstand der HVB AG der Hauptversammlung der HVB AG zur Zustimmung vorlegt.

6.1 ÜBERTRAGENDE GESELLSCHAFT (ZIFFER 1 DES SPALTUNGSPLANS)

Die HVB AG, mit Sitz in München, hat ein Grundkapital in Höhe von 1 608 866 103,00 €, welches eingeteilt ist in 521 735 101 Stückaktien in Gestalt von auf den Inhaber lautenden Stammaktien sowie in 14 553 600 Stückaktien in Gestalt von auf Namen lautende Vorzugsaktien ohne Stimmrecht.

Die HVB AG wird noch vor Wirksamwerden der Abspaltung ihr Grundkapital durch Einziehung von einer auf den Inhaber lautenden Stammaktie im Wege der vereinfachten Kapitalherabsetzung nach § 237 Abs. 3 AktG auf 1 608 866 100,00 € herabsetzen; mit Wirksamwerden der Kapitalherabsetzung wird das Grundkapital eingeteilt sein in 521 735 100 Stückaktien in Gestalt von auf den Inhaber lautenden Stammaktien (1 565 205 300,00 €) sowie in 14 553 600 Stückaktien in Gestalt von auf den Namen lautenden Vorzugsaktien ohne Stimmrecht (43 660 800,00 €).

Bei der Abspaltung zur Neugründung entsteht die aufnehmende Gesellschaft erst mit Eintragung der Abspaltung ins Handelsregister. Der Abschluss eines Spaltungsvertrages ist in diesem Fall – anders als bei einer Abspaltung zur Aufnahme – nicht möglich. Das UmwG sieht daher anstelle des Spaltungs- und Übernahmevertrages für den Fall der Abspaltung zur Neugründung den Spaltungsplan vor, der lediglich von der übertragenden Gesellschaft aufgestellt wird und der den Aktionären der übertragenden Gesellschaft zur Zustimmung in der Hauptversammlung vorgelegt wird.

6.2 ABSPALTUNG ZUR NEUGRÜNDUNG (ZIFFER 2 DES SPALTUNGSPLANS)

Durch die Abspaltung überträgt die HVB AG als übertragende Gesellschaft von ihr den im Zeitpunkt der Abspaltung gehaltenen, im Spaltungsplan, insbesondere in Ziffer 4, näher bezeichneten Teil ihres Vermögens als Gesamtheit im Wege der partiellen Universalsukzession auf die durch die Abspaltung neu zu gründende Hypo Real Estate Holding als übernehmende Gesellschaft. Die Hypo Real Estate Holding wird insoweit partielle Gesamtrechtsnachfolgerin der HVB AG. Da die Aktionäre der HVB AG im dem Verhältnis Anteile an der Hypo Real Estate Holding erhalten, in dem sie an der HVB AG beteiligt sind, verändert sich das Beteiligungsverhältnis der Aktionäre untereinander nicht; es handelt sich um eine verhältniswahrende Abspaltung. Eine Unternehmensbewertung ist daher nicht erforderlich.

Die Satzung der Hypo Real Estate Holding wird unter Ziffer 4.2.1 erläutert.

6.3 SPALTUNGSSTICHTAG, SCHLUSSBILANZ (ZIFFER 3 DES SPALTUNGSPLANS)

Der Abspaltung wird eine von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, der Abschlussprüferin der HVB AG, geprüfte Bilanz zum 31. Dezember 2002 als Schlussbilanz zugrunde gelegt.

Vom Beginn des 1. Januar 2003, 00:00 Uhr (Spaltungsstichtag gem. §§ 126 Abs. 1 Nr. 6, 135 Abs. 1 UmwG) an gelten alle Handlungen und Geschäfte der HVB AG, die das abzuspaltende Vermögen betreffen, als für Rechnung der Hypo Real Estate Holding vorgenommen. Dies bedeutet, dass die Wirkungen der Abspaltung gemäß Ziffer 4 des Spaltungsplans im Innenverhältnis, d. h. im Verhältnis zwischen der HVB AG und der Hypo Real Estate

Holding, auf den 1. Januar 2003 zurückbezogen werden, sofern es nicht zu einer Änderung des Spaltungsstichtags kommt (siehe Spaltungsplan Ziffer 10). Die bilanzielle Behandlung dieser Rückwirkung ist in diesem Bericht unter Ziffer 5.1.3 beschrieben. Die HVB AG wird das abzuspaltende Vermögen in ihrer handelsrechtlichen Schlussbilanz mit dem Buchwert und in ihrer steuerlichen Übertragungsbilanz mit dem Teilwert ansetzen. Die Hypo Real Estate Holding wird das abzuspaltende Vermögen in der handelsrechtlichen Rechnungslegung mit dem Buchwert und in der steuerlichen Rechnungslegung mit dem Teilwert ansetzen (zu den steuerlichen Folgen siehe in diesen Bericht unter Ziffer 5.2).

6.4 ABZUSPALTENDES VERMÖGEN (ZIFFER 4 DES SPALTUNGSPLANS)

Ziffer 4 beschreibt den Abspaltungsgegenstand, das abzuspaltende Vermögen sowie in Anlage 4.4-1 die Transaktionsschritte, die noch ausstehen, um das gewerbliche Immobilienfinanzierungsgeschäft mit der Abspaltung der Beteiligung der HVB AG an der DIA GmbH auf den Hypo Real Estate Group zu übertragen.

6.4.1 DIA GmbH als Abspaltungsgegenstand (Ziffer 4.1 und 4.2 des Spaltungsplans)

Die Abspaltung umfasst sämtliche von der HVB AG im Zeitpunkt des Wirksamwerdens der Abspaltung als Alleingesellschafter gehaltenen Geschäftsanteile an der DIA GmbH. Diese sind der Abspaltungsgegenstand.

Die DIA GmbH mit Sitz in München hat im Zeitpunkt der Aufstellung des Spaltungsplans ein Stammkapital in Höhe von 26 000,– €. Dieses besteht aus einem Geschäftsanteil in Höhe des Stammkapitals, der von der HVB AG gehalten wird. Die Gesellschafterversammlung der DIA GmbH hat beschlossen, das Stammkapital der DIA GmbH im Wege der Sachkapitalerhöhung auf nominal 100 000,– € zu erhöhen. Der neue Geschäftsanteil in Höhe von nominal 74 000,– € wurde von der HVB AG gegen Einbringung ihrer Beteiligung an der HRE übernommen; die Eintragung der Sachkapitalerhöhung wird in Kürze erfolgen. Abspaltungsgegenstand sind somit zwei Geschäftsanteile der DIA GmbH von nominal 26 000,– € und 74 000,– €, die voll eingezahlt sind. Alleinige Gesellschafterin der DIA GmbH ist – auch nach Einbringung ihrer Beteiligung an der HRE – die HVB AG.

Die DIA GmbH wurde 1994 gegründet; in den Folgejahren hielt sie Aktienbestände an börsennotierten inländischen Unternehmen. Die DIA GmbH betreibt selbst keine Bankgeschäfte.

Die Abspaltung sämtlicher von der HVB AG im Zeitpunkt des Wirksamwerdens der Abspaltung gehaltenen Geschäftsanteile an der DIA GmbH auf die neu zu gründende Hypo Real Estate Holding umfasst auch das Gewinnbezugsrecht ab 1. Januar 2003. Die Gewinnbezugsrechte der DIA GmbH aus den von ihr gehaltenen Beteiligungen stehen weiterhin und unverändert der DIA GmbH zu; auf Konzernebene betrachtet fallen sie ab dem 1. Januar 2003 dann in der Hypo Real Estate Group, nicht mehr in der HVB Group an. Entsprechendes gilt für sämtliche Gewinnbezugsrechte der von der DIA GmbH gehaltenen Beteiligungen (Tochterebene) aus den von diesen gehaltenen Beteiligungen (Enkelebene).

6.4.2 Vollzugsdatum (Ziffer 4.3 des Spaltungsplans)

Die Abspaltung wird mit Eintragung in das Handelsregister der HVB AG als übertragenden Gesellschaft rechtlich wirksam (§§ 130, 131, 135 UmwG).

6.4.3 Veränderungen innerhalb des Abspaltungsgegenstandes bis zum Wirksamwerden der Abspaltung (Ziffer 4.4 des Spaltungsplans, Anlage 4.4-1)

Durch die Abspaltung der Beteiligung an der DIA GmbH spaltet die HVB AG gleichzeitig alle zum Zeitpunkt der Eintragung der Abspaltung von der DIA GmbH gehaltenen Beteiligungen mit ab, ohne dass es hierfür separater Übertragungen bedarf. Die DIA GmbH fungiert insofern als »Abspaltungsvehikel«.

Die Anordnung der Beteiligungen unter der DIA GmbH entspricht dabei auch bereits weitgehend der künftigen Struktur der Hypo Real Estate Group. Bis zum Zeitpunkt der Aufstellung des Spaltungsplans durch den Vorstand der HVB AG konnten noch nicht alle Beteiligungen, die übergehen sollen, dorthin übertragen werden, wo sie sich in der künftigen Hypo Real Estate Group befinden sollen.

Aus der dem Spaltungsplan beigefügten Anlage 4.4-1 ergibt sich, welche Gesellschaften die DIA GmbH im Zeitpunkt der Aufstellung des Spaltungsplans hält sowie welche Gesellschaften die von ihr im Zeitpunkt der Aufstellung des Spaltungsplans gehaltenen Tochtergesellschaften zu diesem Zeitpunkt halten; dies wird in der Anlage 4.4-1 jeweils als »Struktur im Zeitpunkt der Aufstellung des Spaltungsplans« beschrieben.

Ferner beschreibt die Anlage 4.4-1 die für den Zeitraum nach der Aufstellung des Spaltungsplans geplanten Transaktionsschritte; dabei wird unterschieden zwischen den sog. notwendigen und den sog. erwogenen Transaktionsschritten. Die notwendigen Transaktionsschritte sind jeweils Grundlage des Beschlusses der Hauptversammlung der HVB AG über die Abspaltung und daher bei entsprechender Beschlussfassung durch die Hauptversammlung der HVB AG bis zur Eintragung der

Abspaltung in das Handelsregister umzusetzen. Der Vorstand wird deshalb mit dem Beschluss der Hauptversammlung zur Abspaltung gleichzeitig angewiesen, die Abspaltung erst dann zur Eintragung in das Handelsregister der HVB AG anzumelden, wenn die notwendigen Transaktionsschritte gemäß Anlage 4.4-1 durchgeführt sind.

Die erwogenen Transaktionsschritte werden zur Optimierung der endgültigen Konzernstruktur der Hypo Real Estate Holding erwogen, sind aber für die Umsetzung und auch den wirtschaftlichen Erfolg der gesamten Abspaltung nicht erforderlich. Diese Maßnahmen werden nur zur Information der Aktionäre geschildert, sie sind nicht Bedingung für die Abspaltung oder Grundlage des Beschlusses der Hauptversammlung der HVB AG und daher auch nicht Voraussetzung für die Registeranmeldung der Abspaltung. Aus rechtlicher Sicht sind allein die Geschäftsanteile der DIA GmbH Abspaltungsgegenstand.

DIA GmbH (Ziffer 1 der Anlage 4.4-1)
Zur bisherigen Geschäftstätigkeit der DIA GmbH siehe Bericht Ziffer 2.3.2.

Struktur im Zeitpunkt der Aufstellung des Spaltungsplans
Im Zeitpunkt der Aufstellung hält die DIA GmbH die nachfolgend genannten Beteiligungen soweit sie dort unter »Struktur im Zeitpunkt der Aufstellung des Spaltungsplans« als solche der DIA GmbH genannt werden.

Erwogene Transaktionsschritte
Da die DIA GmbH in der künftigen Hypo Real Estate Group keine eigenständige Funktion oder Bedeutung hat, wird erwogen, die DIA GmbH nach Wirksamwerden der Abspaltung durch Eintragung in das Handelsregister der HVB AG auf die Hypo Real Estate Holding zu verschmelzen. Der Zeitpunkt der Verschmelzung, insbesondere ihres Wirksamwerdens durch Eintragung der Verschmelzung in das Handelsregister der Hypo Real Estate Holding, hängt zum einen vom Zeitpunkt der Eintragung der Abspaltung in das Handelsregister, zum anderen davon ab, ob die Hypo Real Estate Holding für die Verschmelzung der Zustimmung der Hauptversammlung der Hypo Real Estate Holding bedarf. Gemäß § 62 UmwG ist dann, wenn der übernehmende Rechtsträger 90% des Stamm- oder Grundkapitals am übertragenden Rechtsträger hält, eine Hauptversammlung des übernehmenden Rechtsträgers entbehrlich, es sei denn, Aktionäre des übernehmenden Rechtsträgers, die zusammen den zwanzigsten Teil des Grundkapitals dieser Gesellschaft erreichen, würden die Einberufung einer Hauptversammlung zur Fassung eines Verschmelzungsbeschlusses verlangen. Der Vorstand der HVB AG hält dies für unwahrscheinlich, da keine wirtschaftlichen Gründe ersichtlich sind, die gegen diese Verschmelzung sprechen. Die Verschmelzung begünstigt vielmehr eine noch kostengünstigere und straffere Konzernorganisation und liegt somit im Interesse von Aktionären und Investoren.

HVB Real Estate Bank Aktiengesellschaft (Ziffer 2 der Anlage 4.4-1)
Die HVB Real Estate Bank Aktiengesellschaft (nachfolgend »HRE« genannt) mit Sitz in München ist aus der Verschmelzung der Nürnberger Hypothekenbank AG, Nürnberg, und der Süddeutschen Bodencreditbank AG, München, auf die Bayerische Handelsbank AG, München, die seither als HRE firmiert, hervorgegangen. Die Bayerische Handelsbank AG wurde 1869 gegründet, die Verschmelzung erfolgte im Jahre 2001.

Die HRE ist auf Grund ihres Gemischtbankprivilegs berechtigt, sowohl Bank- als auch Hypothekenbankgeschäfte zu betreiben. Satzungsmäßig ist sie berechtigt, alle Bank- und Handelsgeschäfte zu betreiben.

Struktur im Zeitpunkt der Aufstellung des Spaltungsplans
Im Zeitpunkt der Aufstellung des Spaltungsplans hat die HVB AG 96,91% der Anteile an der HRE im Wege einer Sachkapitalerhöhung in die DIA GmbH eingebracht. Sachkapitalerhöhung und Einbringung sind im Zeitpunkt der Aufstellung des Spaltungsplans bereits notariell beurkundet, die 50 363 661 Stückaktien übertragen und die Sachkapitalerhöhung zur Eintragung in das Handelsregister angemeldet. Die Eintragung in das Handelsregister der DIA GmbH, die Voraussetzung für die Wirksamkeit der Sachkapitalerhöhung ist, steht zu diesem Zeitpunkt noch aus. Die Wirksamkeit der Übertragung der 50 363 661 HRE-Aktien auf die DIA hängt indes von der Eintragung der Kapitalerhöhung nicht ab.

Squeeze out
Ferner bereitet die DIA GmbH im Zeitpunkt der Aufstellung des Spaltungsplans ein Verfahren zum Ausschluss der Minderheitsaktionäre nach §§ 327 a ff. AktG (Squeeze out), vor, um letztlich 100% der Anteile der HRE zu halten. Sie wird den Squeeze out durchführen, sobald sie durch Wirksamwerden der Einbringung und Sachkapitalerhöhung Hauptaktionär der HRE geworden ist.

Die DIA GmbH wird als Hauptaktionär der HRE in der ordentlichen Hauptversammlung der HRE am 26. Mai 2003 verlangen, dass ein entsprechender Beschluss über die Übertragung der Aktien der Minderheitsaktionäre zu der von ihr festgelegten, angemessenen Barabfindung gefasst wird. Der Ausschluss der Minderheitsaktionäre

wird erst mit Eintragung des Squeeze out in das Handelsregister der HRE wirksam. Zeitliche Verzögerungen können sich ergeben, falls der Hauptversammlungsbeschluss von Aktionären der HRE angefochten würde. Eine Eintragung ins Handelsregister könnte trotz Anfechtungsklage erfolgen, wenn das Gericht in dem zur Verfügung stehenden Freigabeverfahren zu dem Ergebnis käme, dass die Anfechtung unzulässig oder offensichtlich unbegründet ist oder wenn die alsbaldige Eintragung des Squeeze out nach freier Überzeugung des Gerichts unter Berücksichtigung der Schwere der mit der Klage geltend gemachten Rechtsverletzung zur Abwendung der vom Antragsteller dargelegten wesentlichen Nachteile für die Gesellschaft und ihre Aktionäre vorrangig erscheint. Insofern gelten dieselben rechtlichen Erwägungen wie für das Freigabeverfahren im Rahmen der Abspaltung selbst (siehe hierzu Bericht Ziffer 2.3.3).

Sollte der Squeeze out erst nach Eintragung der Abspaltung und der Verschmelzung der DIA GmbH auf die Hypo Real Estate Holding in das Handelsregister eingetragen werden, so ändert dies an der Umsetzbarkeit des gefassten Übertragungsbeschlusses der Hauptversammlung der HRE nichts. Mit Wirksamwerden der Verschmelzung der DIA GmbH auf die Hypo Real Estate Holding würde nämlich die Hypo Real Estate Holding im Wege der Gesamtrechtsnachfolge Hauptaktionär der HRE und insofern auch im Squeeze out an die Stelle der DIA GmbH treten. Weitere Folge wäre, dass dann anstelle der DIA GmbH die Hypo Real Estate Holding direkt die 100%-Beteiligung erwerben würde.

Die Durchführung des Squeeze out durch die DIA GmbH ist allerdings kein notwendiger Transaktionsschritt und damit nicht Voraussetzung für die Abspaltung oder deren Anmeldung zur Eintragung in das Handelsregister.

Notwendige Transaktionsschritte

Die im Wege der Einbringung der Beteiligung an der HRE durch die HVB AG erfolgende Sachkapitalerhöhung muss bis zum Wirksamwerden der Abspaltung in das Handelsregister der DIA GmbH eingetragen sein.

Erwogene Transaktionsschritte

Die HRE soll in Hypo Real Estate Bank AG umfirmieren. Die entsprechende Satzungsänderung wird voraussichtlich Beschlussgegenstand der ordentlichen Hauptversammlung der HRE am 26. Mai 2003.

Pflichtangebot nach § 35 WpÜG

Mit Wirksamwerden der Einbringung der HRE in die DIA GmbH ist die DIA GmbH grundsätzlich verpflichtet, gemäß § 35 Wertpapiererwerbs- und Übernahmegesetz (WpÜG) den (übrigen) Aktionären der HRE ein sog. Pflichtangebot zur Übernahme der von ihnen gehaltenen Anteile an der HRE zu unterbreiten. Das WpÜG sieht allerdings auch Befreiungsmöglichkeiten durch die Bundesanstalt für Finanzdienstleistungen (BAFin) vor.

Die DIA GmbH hat am 13. März 2003 einen solchen Befreiungsantrag bei der BAFin unter Berufung darauf, dass es sich um eine konzerninterne Umstrukturierung im Sinne von § 36 Nr. 3 WpÜG handelt, gestellt.

Auch die Hypo Real Estate Holding müsste nach Übernahme der Anteile an der HRE im Wege der Abspaltung grundsätzlich ein Pflichtangebot gemäß § 35 WpÜG unterbreiten, sofern die DIA GmbH zu diesem Zeitpunkt nicht bereits 100% der Anteile an der HRE hält oder der betriebene Squeeze out als Befreiungsgrund von der BAFin anerkannt wird. Abhängig vom Stand des Squeeze out Verfahrens im Zeitpunkt des Wirksamwerdens der Abspaltung wird die Hypo Real Estate Holding ggf. einen Befreiungsantrag nach §§ 35 ff. WpÜG stellen.

Westfälische Hypothekenbank AG (Ziffer 3 der Anlage 4.4-1)

Die Westfälische Hypothekenbank AG (nachfolgend »WestHyp« genannt) betreibt seit 1961 das Hypothekenbankgeschäft. Sie ist als Hypothekenbank im Bereich des Wohnungsbaus und gewerblicher Finanzierungen in Deutschland (vorwiegend Nord-Rhein-Westfalen und den Neuen Bundesländern) sowie den Niederlanden tätig. Seit 2000 beteiligt sich die WestHyp auch verstärkt an Kapitalmarkttransaktionen.

Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Im Zeitpunkt der Aufstellung des Spaltungsplans hält die DIA GmbH 75% der Anteile der WestHyp; dies entspricht 58.500 Stückaktien. Die übrigen 25% der Anteile halten je zur Hälfte die Deutsche Herold Allgemeine Lebensversicherungs-AG und die Deutsche Herold Lebensversicherungs-AG.

Erwogene Transaktionsschritte

Die DIA GmbH erwägt, ihre Beteiligung an der WestHyp auf die HRE zu übertragen. Die WestHyp wäre damit in der künftigen Hypo Real Estate Group eine Beteiligung der HRE (zum Geschäftsmodell von HRE und WestHyp in der Hypo Real Estate Group siehe Ziffer 3.2.2).

Sollte vor einer Übertragung der WestHyp auf die HRE die Verschmelzung der DIA GmbH auf die Hypo Real Estate Holding durch Eintragung in das Handelsregister der Hypo Real Estate Holding wirksam werden, so hielte dann die Hypo Real Estate Holding die Beteiligung an der WestHyp unmittelbar. Für diesen Fall ist erwogen, dass die WestHyp von der Hypo Real Estate Holding auf die HRE übertragen wird.

Ferner besteht die Absicht, die 75%-Beteiligung an der WestHyp durch Erwerb der übrigen 25% der Anteile auf 100% zu erhöhen. Nach erfolgreichem Erwerb dieser Anteile würde der Mehrheitsaktionär der WestHyp, also je nach Zeitpunkt des Erwerbs der restlichen Anteile die DIA GmbH, die HRE oder die Hypo Real Estate Holding, schließlich 100% der Anteile der WestHyp halten. Der Erwerb der restlichen Anteile an der WestHyp würde die Verwaltung und Organisation deutlich erleichtern. Im übrigen wird erwogen, die WestHyp auf die HRE zu verschmelzen, um das Inlandsgeschäft, welches bis dahin von HRE und WestHyp betrieben wird, dann in einer Gesellschaft zu bündeln und zusätzliche Synergien zu schaffen.

Württembergische Hypothekenbank AG (Ziffer 4 der Anlage 4.4-1)

Die Württembergische Hypothekenbank AG (nachfolgend »WürttHyp« genannt) ist eine Hypothekenbank nach den Bestimmungen des Hypothekenbankgesetzes. Sie betreibt das Hypothekenbankgeschäft seit ihrer Gründung 1867.

Die WürttHyp ist mit dem gewerblichen Immobilienfinanzierungsgeschäft schwerpunktmäßig im europäischen Ausland vertreten.

Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Die DIA GmbH hält im Zeitpunkt der Aufstellung des Spaltungsplans 75,86% der Anteile an der WürttHyp; dies entspricht 9 767 489 Stückaktien. Im Übrigen setzt sich die Aktionärsstruktur im Zeitpunkt der Aufstellung des Spaltungsplans wie folgt zusammen: 14,25% der Anteile hält die Deutsche Zentral-Genossenschaftsbank Frankfurt und 7,10% der Anteile hält die Bensel-Verwaltungs- und Beratungs-Gesellschaft für Vermögensanlagen mbH, eine Gesellschaft der Baden-Württembergische Bank AG. Die restlichen Anteile befinden sich im Streubesitz.

Erwogene Transaktionsschritte

Auch hier ist der Erwerb der übrigen Anteile an der WürttHyp erwogen, sodass die DIA GmbH bzw. nach Verschmelzung der DIA GmbH auf die Hypo Real Estate Holding dann die Hypo Real Estate Holding schließlich 100% der Anteile der WürttHyp halten würde.

Pflichtangebot nach § 35 WpÜG

Auf Grund des Erwerbs der 75,86% der Anteile an der WürttHyp im Dezember 2002 war die DIA GmbH nach § 35 WpÜG verpflichtet, den (übrigen) Aktionären der WürttHyp ein Pflichtangebot zu unterbreiten. Von dieser Verpflichtung wurde die DIA GmbH von der BAFin mit Bescheid vom 3. Januar 2003 gemäß § 36 Nr. 3 WpÜG befreit.

Nach Wirksamwerden der Abspaltung müsste die Hypo Real Estate Holding dann ihrerseits grundsätzlich ein Pflichtangebot gemäß § 35 WpÜG unterbreiten, sofern sie nicht die restlichen Anteile der WürttHyp bereits von den übrigen Aktionäre erworben hat und somit nicht im Zeitpunkt des Wirksamwerdens der Abspaltung bereits 100% der Anteile der WürttHyp hält.

HVB Bank Ireland (Ziffer 5 der Anlage 4.4-1)

Die HVB Bank Ireland (nachfolgend »HVB Bank Ireland« genannt) hat bisher Kreditgeschäft mit Schwerpunkt »Corporate Lending« in Deutschland und Europa betrieben. Bestandteil des Kreditgeschäftes waren dabei Syndizierungen, Konsortialfinanzierungen und Projektfinanzierungen. Zum künftigen Geschäftsmodell siehe Bericht Ziffer 3.2.1.

Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Im Zeitpunkt der Aufstellung des Spaltungsplans hält die HVB AG 99,99% der Anteile der HVB Bank Ireland. Die übrigen 7 Aktien werden von Mitarbeitern der HVB Bank Ireland für die HVB AG gehalten.

Notwendige Transaktionsschritte

Die DIA GmbH wird noch vor Eintragung der Abspaltung in das Handelsregister der HVB AG die Anteile der HVB Bank Ireland von der HVB AG erwerben. Damit hält dann die DIA GmbH 99,99% der Anteile der HVB Bank Ireland.

Erwogene Transaktionsschritte

Die HVB Bank Ireland soll in Hypo Real Estate Bank International umfirmieren.

Ferner hält die DIA GmbH über die HVB Bank Ireland folgende Beteiligungen mittelbar oder wird diese über die HVB Bank Ireland folgende Beteiligungen mittelbar halten:

Assumij Beheer B.V. Den Haag, FGH-Bank N.V., Utrecht, Niederlande (Ziffer 6 der Anlage 4.4-1)

Die FGH ist spezialisiert auf die Finanzierung von Gewerbe- und Wohnungsbau v. a. für Bauträger und Unternehmen.

Struktur im Zeitpunkt der Aufstellung des Spaltungsplans

Die HVB AG veräußerte die von ihr 1998 erworbenen 100% der Anteile an der niederländischen Assumij Beheer B.V. (nachfolgend »Assumij« genannt) im Jahre 2001 an die HRE. Die Assumij hält 100% der Anteile an der FGH-Bank N.V. (nachfolgend »FGH« genannt).

Erwogene Transaktionsschritte
Es wird erwogen, dass die HRE die 100%-Beteiligung an der Assumij auf die HVB Bank Ireland überträgt, sodass diese schließlich 100% der Anteile der Assumij Beheer B.V. unmittelbar und damit 100% der Anteile der FGH mittelbar hält.

Pfandbriefbank International S.A., Luxembourg (Ziffer 7 der Anlage 4.4-1)
Die Pfandbriefbank International S.A. (nachfolgend »PBI Lux« genannt) betreibt seit ihrer Gründung 1999 auf der Grundlage ihrer Lizenz nach Luxemburger Recht Hypothekenbankgeschäft fokussiert auf Kommunaldarlehen in Europa und anderen OECD-Ländern. Die PBI Lux bietet ihre Serviceleistungen auf Regierungs- und Kommunalebene an, wobei sie ihre Investments auf Länder beschränkt, die mindestens über ein AA-Rating verfügen. Alleiniger Geschäftsgegenstand der PBI Beteiligungs GmbH (nachfolgend »PBI GmbH« genannt) ist das Halten und Verwahren von Beteiligungen an in- und ausländischen Hypothekenbanken und Kommunaldarlehensbanken.

Struktur im Zeitpunkt der Aufstellung des Spaltungsplans
Die Anteile der PBI Lux werden im Zeitpunkt der Aufstellung des Spaltungsplans zu 100% von der PBI GmbH gehalten. Die PBI GmbH wird im Zeitpunkt der Aufstellung des Spaltungsplans wiederum zu $1/6$ von der DIA GmbH, $1/6$ von der WestHyp, $1/6$ von der WürttHyp und $3/6$ von der HRE gehalten.

Erwogene Transaktionsschritte
Es wird erwogen, dass die PBI GmbH ihre Anteile an der PBI Lux auf die HVB Bank Ireland überträgt. Die HVB Bank Ireland würde dann 100% der Anteile an der PBI Lux direkt halten.

Real Estate Capital Gesellschaften (Ziffer 8 der Anlage 4.4-1)
Die von der HVB AG in den Jahren 1991 bis 2002 in Großbritannien, Frankreich, Italien und schließlich in Spanien gegründeten Real Estate Capital-Gesellschaften (nachfolgend »REC« bzw. »RECs« genannt) sind bis auf die REC Paris, die auch über eine Banklizenz verfügt, Finanzdienstleistungsunternehmen ohne eigene Banklizenzen und erbringen im Wesentlichen Dienstleistungen von der Akquisition von Kreditgeschäft bis hin zur Kreditbearbeitung und Kreditverwaltung für Banken.

Struktur im Zeitpunkt der Aufstellung des Spaltungsplans
Die von der HVB AG gehaltenen Anteile an der REC London, der REC Paris und der REC Milan wurden 2002 von der HVB AG auf eine Zwischengesellschaft, die Isar-Seine Immobilien GmbH, eine 100%-Tochter der HVB AG, übertragen. Damit hält die Isar-Seine Immobilien GmbH im Zeitpunkt der Aufstellung des Spaltungsplans 99,99% der Anteile an der REC Paris; 6 Namensaktien werden von Mitarbeitern der REC Paris bzw. der HVB AG gehalten. An der REC London hält die Isar-Seine Immobilien GmbH 99,99%; eine einzige Aktie wird von der HVB Immobilien AG gehalten. An der REC Milan hält die Isar-Seine Immobilien GmbH 100% der Anteile.

An der REC Iberia hält nach wie vor die HVB AG 99,98% der Anteile; 1 Namensaktie wird von einem Mitarbeiter der HVB AG gehalten.

Notwendige Transaktionsschritte
Die Isar-Seine Immobilien GmbH wird noch vor Eintragung der Abspaltung ihre Anteile an der REC London, REC Paris und REC Milan auf die HVB Bank Ireland übertragen. Ferner wird die HVB AG ihre Beteiligung an der REC Iberia ebenfalls noch vor Eintragung der Abspaltung auf die HVB Bank Ireland übertragen. Damit werden die RECs mitabgespalten und die HVB Bank Ireland hält nach Wirksamwerden der Abspaltung jeweils 100% bzw. nahezu 100% der Anteile an den RECs unmittelbar.

6.4.4 Verpflichtung der HVB AG (Ziffer 4.5 des Spaltungsplans)
An der Beteiligung der HVB AG an der DIA GmbH wird sich mit Ausnahme der Sachkapitalerhöhung durch Einbringung der HRE gemäß Ziffer 4.2 bis zum Vollzugsdatum, d. h. bis zur Eintragung der Abspaltung in das Handelsregister der HVB AG, nichts mehr ändern. Insbesondere wird die HVB AG über ihre Beteiligung an der DIA GmbH in diesem Zeitraum nicht mehr verfügen. Die HVB AG verpflichtet sich ferner, alle erforderlichen Maßnahmen für die Übertragung der HVB Bank Ireland gemäß Ziffer 5.2 der Anlage 4.4-1 zu ergreifen.

Darüber hinaus wird die HVB AG als alleiniger Gesellschafter der DIA GmbH und der Isar-Seine Immobilien GmbH, soweit rechtlich möglich, dafür Sorge tragen, dass DIA GmbH und Isar-Seine Immobilien GmbH zwischen der Zustimmung der Hauptversammlung der übertragenden Gesellschaft und dem Vollzugsdatum nur insoweit über ihre Beteiligungen verfügen, als dies in Anlage 4.4-1 vorgesehen ist. Schließlich wird die HVB AG im Rahmen des rechtlich Möglichen auch dafür Sorge tragen, dass die DIA GmbH ihrerseits sicherstellt, dass die von ihr im Zeitpunkt der Aufstellung des Spaltungsplans gehaltenen Tochtergesellschaften zwischen der Zustimmung der Hauptversammlung der übertragenden Gesellschaft und dem Vollzugsdatum über ihre Beteiligungen auch nur insoweit verfügen, als dies in Anlage 4.4-1 vorgesehen ist.

6.5 MITWIRKUNGSPFLICHTEN (ZIFFER 5 DES SPALTUNGSPLANS)

Ziffer 5 verpflichtet sowohl die HVB AG als auch die Hypo Real Estate Holding, einander nach Wirksamwerden der Abspaltung im dort genannten Umfang zu unterstützen.

6.6 GEGENLEISTUNG, GEWÄHRUNG VON ANTEILEN, TREUHÄNDER (ZIFFER 6 DES SPALTUNGSPLANS)

Mit Wirksamwerden der Abspaltung wird den Stammaktionären der HVB AG für je 4 Stückaktien in Gestalt von auf den Inhaber lautenden Stammaktien der HVB AG 1 Stückaktie in Gestalt von auf den Inhaber lautenden Stammaktien der Hypo Real Estate Holding gewährt. Den Vorzugsaktionären werden für je 4 Stückaktien in Gestalt von auf den Namen lautenden Vorzugsaktien ohne Stimmrecht der HVB AG 1 Stückaktie in Gestalt von auf den Inhaber lautenden Vorzugsaktien ohne Stimmrecht der Hypo Real Estate Holding gewährt.

Die durch Abspaltung bei der Hypo Real Estate Holding geschaffenen und nach dem vorgenannten Verhältnis an die Aktionäre der HVB AG zu gewährenden Aktien sind ab dem 1. Januar 2003 gewinnanteilsberechtigt. Bei einer Abspaltung zur Neugründung stellt sich die Abspaltung in der neugegründeten Gesellschaft als so genannte Sachgründung dar, d. h. die HVB AG als übertragende Gesellschaft und damit Gründer der Hypo Real Estate Holding erbringt ihre Einlagen nicht durch Einzahlung des Ausgabebetrags der Aktien, sondern durch Übertragung des Abspaltungsgegenstandes im Rahmen der Abspaltung (§§ 135 Abs. 2 UmwG, 27 ff. AktG). Die Anzahl der von der Hypo Real Estate Holding den Aktionären der HVB AG zu gewährenden Aktien entspricht dabei der Anzahl der im Rahmen der Sachgründung geschaffenen Aktien.

Die technische Abwicklung der Aktiengewährung erfolgt über die Warth & Klein Wirtschaftsprüfungsgesellschaft mbH, Düsseldorf, als Treuhänder. Die in den Aktienumtausch eingeschalteten Depotbanken werden sich bemühen, einen Ausgleich von Teilrechten an Hypo Real Estate Holding Aktien, die sich aus dem Bezugsverhältnis von 4:1 ergeben, zu vermitteln (vgl. hierzu Bericht Ziffer 2.3.2).

6.7 GEWÄHRUNG BESONDERER RECHTE UND VORTEILE (ZIFFER 7 DES SPALTUNGSPLANS)

6.7.1 Nach §§ 135, 23 UmwG sind den Inhabern von Rechten bei der HVB AG, die kein Stimmrecht gewähren, insbesondere den Inhabern von Anteilen ohne Stimmrecht, von Wandelschuldverschreibungen, von Gewinnschuldverschreibungen und Genussrechten gleichwertige Rechte in der Hypo Real Estate Holding zu gewähren.

Bei der HVB AG bestehen zum Zeitpunkt der Erstattung dieses Spaltungsberichts Vorzugsaktien und Genussrechte. Zum Zwecke der Gewährung gleichwertiger Rechte auch in der Hypo Real Estate Holding werden folgende Maßnahmen ergriffen:

Den Inhabern der bei der HVB AG bestehenden Vorzugsaktien werden im selben Zuteilungsverhältnis wie bei den Stammaktien Vorzugsaktien auch an der Hypo Real Estate Holding gewährt; das Zuteilungsverhältnis orientiert sich dabei an dem Verhältnis, in dem die Eigenkapitalia von HVB AG und Hypo Real Estate Holding nach der Abspaltung zueinander stehen (das »Eigenkapitalverhältnis«). Der satzungsmäßige Vorzug wird ebenfalls nach diesem Verhältnis aufgeteilt; bei dem Vorzug der Hypo Real Estate Holding wird die bei dieser Gesellschaft bestehende geringere Zahl von Aktien berücksichtigt. Im übrigen entspricht die Ausstattung der Vorzugsaktien der Hypo Real Estate Holding der Ausstattung der HVB AG-Vorzugsaktien.

Die Genussrechte werden schließlich ebenfalls an dem sich nach dem Eigenkapitalverhältnis orientierenden Zuteilungsverhältnis aufgeteilt; die Summe der Nennbeträge der Genussscheine werden sich für HVB AG und Hypo Real Estate Holding mit Wirksamwerden der Abspaltung daher nach dem Verhältnis der Eigenkapitalia von HVB AG und Hypo Real Estate Holding richten. Im übrigen wurden die Genussscheinbedingungen inhaltlich nicht geändert. Unverändert bleibt insbesondere die Regelung zur Verzinsung: Die Genussscheininhaber erhalten eine dem Gewinnanteil der Aktionäre der jeweiligen Gesellschaft vorgehende jährliche Ausschüttung in Höhe von 6,75% des jeweiligen Nennbetrags.

6.7.2 Über die in den Ziffern 7.1 und 7.2 des Spaltungsplans getroffenen Regelungen für die Inhaber von Vorzugsaktien und Genussrechten hinaus bestehen keine sonstigen Rechte im Sinne von §§ 135, 126 Abs. 1 Nr. 7 UmwG. Solche werden im Zusammenhang mit der Abspaltung auch nicht gewährt, es sind auch keine Maßnahmen im Sinne dieser Vorschrift vorgesehen.

6.7.3 Im Zeitpunkt der Aufstellung des Spaltungsplans ist Herr Kurt F. Viermetz Aufsichtsratsmitglied der HVB; darüber hinaus ist Herr Viermetz als Aufsichtsratsmitglied der Hypo Real Estate Holding vorgesehen. Damit könnte Herr Viermetz nach Wirksamwerden der Abspaltung sowohl in der HVB als auch in der Hypo Real Estate Holding Mitglied des jeweiligen Aufsichtsrats sein. Darüber hinaus werden weder für ein Vorstands- oder Aufsichtsratsmitglied noch für den Abschlussprüfer der HVB oder den der künftigen Hypo Real Estate Holding oder für den Spaltungsprüfer besondere Vorteile im Sinne von §§ 135, 126 Abs. 1 Nr. 8 UmwG gewährt.

6.8 FOLGEN FÜR DIE ARBEITNEHMER UND IHRE VERTRETUNGEN (ZIFFER 8 DES SPALTUNGSPLANS)

Ziffer 8 stellt klar, dass sich unter individual- und kollektivrechtlichen Aspekten für die Mitarbeiter im Grunde keine Änderungen ergeben. Lediglich die Zusammensetzung des Konzernbetriebsrats der HVB Group wird sich ändern. Ob in der künftigen Hypo Real Estate Group ein Konzernbetriebsrat, Konzernsprecherausschuss und/oder ein Euro-Council gegründet werden, hängt von der Erfüllung der rechtlichen Voraussetzungen dazu ab.

Die Abspaltung selbst hat auf die den Mitarbeitern zugesagte betriebliche Altersversorgung (Direktzusage des Arbeitgebers und Unterstützungskasse bzw. Pensionskasse der Mitarbeiter der HVB AG bzw. des BVV Versicherungsvereins des Bankgewerbes a. G. bzw. der BVV Versorgungskasse des Bankgewerbes e.V.) im Grunde keine Auswirkungen. Die entsprechenden einzel- und kollektivvertraglichen Regelungen gelten grundsätzlich wie bisher unverändert weiter. Falls Mitarbeiter das Unternehmen wechseln bzw. ins Ausland gehen, gelten die dortigen Regelungen.

Mitarbeiterbeteiligungsprogramme in Form von Stock Option Plänen oder Stock Appreciation Rights bestehen nicht. Teilweise halten Vorstandsmitglieder und Mitarbeiter einiger HVB Group-Unternehmen noch gesperrte Belegschaftsaktien oder Restricted Stocks. Diese Aktionäre besitzen alle Rechte und Pflichten eines normalen Aktionärs.

Die Abspaltung hat keine Auswirkung auf bestehende tarifvertragliche Regelungen.

Mit der Abspaltung können die Unternehmen der neuen Hypo Real Estate Group nicht mehr in den Rahmen- bzw. Gruppenverträgen der HVB Group bleiben bzw. dort aufgenommen werden. Vielmehr muss die neue Hypo Real Estate Group mit dem bisherigen Vertragspartner ein eigenes Kooperationsabkommen schließen. I. d. R. dürfte sie unverändert die gleichen Gruppen- bzw. Rahmenvertragsbedingungen erhalten. Letztere sind jedoch in jedem Fall neu zu vereinbaren. Derzeit bestehen Gruppen- bzw. Rahmenverträge mit der VICTORIA, der HVB Pensionsfonds AG und der ALLIANZ, wobei letzterer allerdings seit Beendigung der Kooperation mit der ALLIANZ geschlossen ist.

Die Abspaltung hat keinen Einfluss auf die gegenwärtige Zusammensetzung des Aufsichtsrats der HVB AG; dem Aufsichtsrat der HVB AG gehören weder Mitarbeiter der DIA GmbH noch Mitarbeiter von Beteiligungsunternehmen der DIA GmbH an. Die Arbeitnehmer in der neuen Hypo Real Estate Group sind ab Wirksamwerden der Abspaltung auch nicht mehr zur Wahl der Arbeitnehmervertreter im Aufsichtsrat der HVB AG wahlberechtigt.

Der erste Aufsichtsrat der Hypo Real Estate Holding AG setzt sich gemäß § 96 Abs. 1, 101 Abs. 1 AktG ausschließlich aus Aufsichtsratsmitgliedern der Aktionäre zusammen (siehe im Einzelnen im Bericht unter Ziffer 4.2.3).

Die Abspaltung hat keinen Einfluss auf die Zusammensetzung von Aufsichtsräten, die bei Beteiligungsunternehmen der DIA GmbH nach den dort jeweils maßgeblichen Vorschriften zu bilden sind. So blieben etwa die Mandate der Arbeitnehmervertretungen in den Aufsichtsräten der HRE, der WestHyp und der WürttHyp von der Abspaltung unberührt. Die Arbeitnehmer dieser Gesellschaften sind daher weiterhin in dem Aufsichtsrat ihres jeweiligen Unternehmens vertreten.

Bei der HVB Bank Ireland/Hypo Real Estate Bank International sind keine Arbeitnehmer in Organen der Gesellschaft vertreten; durch die Abspaltung ergeben sich auch insoweit keine Veränderungen.

Zu den Auswirkungen auf die Arbeitnehmer siehe im Übrigen auch Ziffer 4.3.

6.9 GEWÄHRLEISTUNG (ZIFFER 9 DES SPALTUNGSPLANS)

Ziffer 9 stellt klar, dass der Hypo Real Estate Holding keine Gewährleistungsansprüche oder sonstigen Ansprüche wegen etwaiger Mängel des abzuspaltenden Vermögens zustehen. Ferner wird klargestellt, das im Verhältnis der HVB AG und der Hypo Real Estate Holding im Hinblick auf die Spaltung nur die vertraglichen Bestimmungen gelten.

6.10 STICHTAGSÄNDERUNG (ZIFFER 10 DES SPALTUNGSPLANS)

Ziffer 10 enthält eine so genannte variable Stichtagsklausel für den Fall, dass sich die Eintragung der Abspaltung verzögert. Falls die Abspaltung nicht bis zum 31. Dezember 2003 in das Handelsregister der HVB AG eingetragen wird, gilt abweichend von Ziffer 3.1 der 1. Januar 2004, 0:00 Uhr als Spaltungsstichtag und der 31. Dezember 2003, 24:00 Uhr, als steuerlicher Übertragungsstichtag. Diese Regelung ist erforderlich, um den Saldo aller Ertrags- und Aufwandskosten, die die HVB AG auf Rechnung der Hypo Real Estate Holding verbucht hat, nicht zu groß werden zu lassen (vgl. Ziffer 5.1.3). In diesem Fall muss eine neue Schlussbilanz auf den 31. Dezember 2003 aufgestellt werden. Bei einer weiteren Verzögerung der Eintragung über den 31. Dezember des Folgejahres hinaus verschiebt sich der Stichtag jeweils entsprechend um ein Jahr.

Für den Fall, dass die Abspaltung erst nach der ordentlichen Hauptversammlung der Hypo Real Estate Holding, die über die Verwendung des Bilanzgewinns für das Geschäftsjahr 2003 beschließt, in das Handelsregister der HVB AG eingetragen wird, sind die neuen Aktien, die als Gegenleistung gewährt werden, erst ab dem 1. Januar 2004 gewinnanteilsberechtigt. Bei einer weiteren Verzögerung der Eintragung über die ordentliche Hauptversammlung des Folgejahres hinaus verschiebt sich der Beginn der Gewinnberechtigung jeweils um ein weiteres Jahr.

6.11 ANPASSUNG AN ZWISCHENZEITLICHE ÄNDERUNGEN (ZIFFER 11 DES SPALTUNGSPLANS)

Ziffer 11 dient der Anpassung der Regelungen im Spaltungsplan an eine mögliche Kapitalerhöhung der HVB AG, falls eine solche nach Aufstellung des Spaltungsplans, aber vor Wirksamwerden der Spaltung erfolgen sollte.

Ziffer 11.1 des Spaltungsplans passt das in Ziffer 6.2 des Spaltungsplans geregelte Zuteilungsverhältnis (nachfolgend »Zuteilungsverhältnis« genannt) an. Die Anzahl der HVB AG-Aktien, auf die eine Aktie der Hypo Real Estate Holding zu gewähren ist, wird entsprechend der Erhöhung des Grundkapitals erhöht; die Anzahl der von der Hypo Real Estate Holding insgesamt zu gewährenden Aktien bleibt gleich. Folglich bleibt das Grundkapital und die Zahl der bei der Hypo Real Estate Holding bestehenden Aktien trotz Kapitalerhöhung bei der HVB AG unverändert.

Ziffer 11.2 enthält Regelungen für die Anpassung von Ziffer 7.1 des Spaltungsplans. Anzupassen ist der dort entsprechend dem für Stammaktien vorgesehenen Zuteilungsverhältnis von 4:1 bei HVB AG um 0,016 € auf 0,064 € herabgesetzte und auf Hypo Real Estate Holding in Höhe von 0,064 € entfallende Vorausgewinnanteil von ursprünglich € 0,08 je Vorzugsaktie. Dieser wird im Fall einer Kapitalerhöhung zwischen der HVB AG und der Hypo Real Estate Holding wirtschaftlich so aufgeteilt, dass die bei der Hypo Real Estate Holding bestehenden Vorzugsaktien von der Kapitalerhöhung unberührt bleiben. Der bei der HVB AG bestehende Vorausgewinnanteil wird auf Grund des durch die Kapitalerhöhung erfolgenden Mittelzuflusses erhöht, und zwar unter Berücksichtigung der Zahl der auf Grund der Kapitalerhöhung neu entstehenden Vorzugsaktien und des ohne Abspaltung auf diese entfallenden Vorausgewinnanteils von € 0,08. Ziffer 11.2 enthält ferner eine Regelung über die Aufteilung eines nachzahlbaren Rückstandes. Dieser wird entsprechend der Aufteilung des Vorausgewinnanteils aufgeteilt. Im Falle einer Kapitalerhöhung ist die HVB AG verpflichtet, die entsprechenden Satzungsänderungen so bald wie möglich vorzunehmen; bis zu diesem Zeitpunkt sollen sich HVB AG und Hypo Real Estate Holding im Verhältnis zueinander und im Verhältnis zu ihren Aktionären so stellen, als ob die Regelungen bereits Bestandteil der Satzung der HVB AG wären.

Ziffer 11.3 betrifft die Anpassung der Genussrechte der HVB AG an eine Abspaltung nach Kapitalerhöhung und modifiziert insoweit die Regelungen in Ziffer 7.2 des Spaltungsplans. Die Übernahme der Verpflichtung der HVB AG zur Bedienung und Rückzahlung der Genussrechte durch die Hypo Real Estate Holding erfolgt durch Multiplikation des gesamten Genussrechtskapitals von DM 1 Mrd mit dem Quotienten, der entsteht durch Division von 1 durch die Summe von (i) 5 und (ii) 4 multipliziert mit dem Erhöhungsprozentsatzes des Eigenkapitals. Der Erhöhungsprozentsatz des Eigenkapitals ergibt sich durch Division des Betrags der Kapitalerhöhung durch das Eigenkapital i. S.v. § 266 Abs. 3 A HGB der HVB AG zum Spaltungsstichtag.

Folglich wird auch im Falle einer Kapitalerhöhung bei der HVB AG vor Wirksamwerden der Abspaltung sowohl für die Zuteilung von Hypo Real Estate Holding-Aktien als auch für Aufteilung des den Vorzugsaktionären zustehenden Vorausgewinnanteiles und des Rückzahlungsanspruches der Genussrechtsinhaber nach den gleichen Grundsätzen verfahren wie im Ausgangsfall ohne eine solche Kapitalerhöhung.

6.12 Wirksamkeit, Zustimmung der Anteilsinhaber (Ziffer 12 des Spaltungsplans)
Ziffer 12 stellt klar, dass die Wirksamkeit der Abspaltung der Zustimmung der ordentlichen Hauptversammlung der HVB AG und der Eintragung der neu zu gründenden Hypo Real Estate Holding sowie der Eintragung der Abspaltung in das Handelsregister der HVB AG bedarf.

6.13 Lösungsrecht (Ziffer 13 des Spaltungsplans)
Die HVB AG hat das Recht, sich ohne erneute Zustimmung der Hauptversammlung der HVB AG von dem Spaltungsplan durch einen Vorstandsbeschluss, der der Zustimmung des Aufsichtsrates bedarf, zu lösen, wenn die Abspaltung nicht bis zum Ablauf des 31. Dezember 2003 durch Eintragung in das HR der HVB AG wirksam geworden ist. Damit soll der HVB AG die Möglichkeit gegeben werden, sich bei wesentlichen Verzögerungen des Wirksamwerdens von diesem Spaltungsplan zu lösen, um ggf. den veränderten Umständen Rechnung tragen zu können. Eine Verpflichtung zur Ausübung dieses Rechts besteht indes nicht.

6.14 Schlussbestimmungen (Ziffer 14 des Spaltungsplans)
Sofern eine oder mehrere Bestimmungen des Spaltungsplans ganz oder teilweise unwirksam sein oder sich als undurchführbar erweisen sollten, würde die Wirksamkeit des Spaltungsplans im Übrigen davon nicht berührt. Ganz oder teilweise unwirksame oder undurchführbare Bestimmungen würden durch eine wirksame Bestimmung ersetzt, die dem wirtschaftlich gewollten Zweck entspricht und dem Inhalt der zu ersetzenden Bestimmung möglichst nahe kommt. Entsprechend würde verfahren, wenn sich Regelungslücken des Spaltungsplans herausstellen sollten.

7. WERTPAPIERE UND BÖRSENHANDEL

7.1 DIE NEU AUSZUGEBENDEN AKTIEN DER HYPO REAL ESTATE HOLDING

Die Abspaltung der künftigen Hypo Real Estate Holding von der HVB AG wird mit den Eintragungen in das Handelsregister des Amtsgerichts München bei der HVB AG und der Hypo Real Estate Holding rechtswirksam. Zum Stichtag nach Eintragung der Abspaltung erhalten die Aktionäre der HVB AG für je 4 ihrer HVB AG Stamm- bzw. -Vorzugsaktien (»HVB AG Aktien«) gattungsbezogen je 1 Stamm- bzw. Vorzugsaktie (die »Hypo Real Estate Holding Aktien«) der künftigen Hypo Real Estate Holding zugeteilt. Die neuen Aktien der Hypo Real Estate Holding werden den Aktionären gemäß Ziffer 6 des Spaltungsplans gegen Nachweis der Aktionärsstellung durch den Gewinnanteilschein Nr. 74 über einen Treuhänder zugeteilt.

Die Genussrechte der HVB AG werden ebenfalls mit Blick auf das Eigenkapitalverhältnis aufgeteilt; die Summe der Nennbeträge der Genussscheine orientieren sich mit Wirksamwerden der Abspaltung für HVB AG und Hypo Real Estate Holding am Verhältnis der Eigenkapitalia von HVB AG und Hypo Real Estate Holding. Im Übrigen wurden die Genussscheinbedingungen inhaltlich nicht geändert. Unverändert bleibt insbesondere die Regelung zur Verzinsung: Die Genussscheininhaber erhalten eine dem Gewinnanteil der Aktionäre der jeweiligen Gesellschaft vorgehende jährliche Ausschüttung in Höhe von 6,75% des jeweiligen Nennbetrags.

Die Wirtschaftsprüfungsgesellschaft Warth & Klein GmbH, Düsseldorf, wird die Aufgabe des Treuhänders nach §§ 135, 125 UmwG i.V. m. § 71 Abs. 1 Satz 1 UmwG für den Empfang der den Aktionären der HVB AG zustehenden neuen Aktien der Hypo Real Estate Holding übernehmen.

Nach Eintragung der Abspaltung in das für die HVB AG beim Amtsgericht München geführte Handelsregister werden die Aktionäre der HVB AG aufgefordert, den als Berechtigungsnachweis dienenden Gewinnanteilschein Nr. 74 der HVB AG Aktien bei einer inländischen Geschäftsstelle der HVB AG während der üblichen Schalterstunden zur Entgegennahme der neuen Hypo Real Estate Holding Aktien einzureichen.

Sofern Aktionäre ihre HVB AG Aktien oder ihre HVB AG Genussrechte durch ein Kreditinstitut verwahren lassen, wird die Zuteilung der Hypo Real Estate Holding Aktien bzw. der Genussrechte ohne besonderen Auftrag des Depotkunden durchgeführt. Soweit Aktionäre ihre Aktien in Eigenverwahrung halten, werden sie gebeten, die als Berechtigungsnachweis dienenden Gewinnanteilscheine Nr. 74 zur Erhebung der Hypo Real Estate Holding Aktien innerhalb der oben vorgesehenen Frist bei einem Kreditinstitut zur Weiterleitung an die HVB AG in München, einzureichen. Von diesem Kreditinstitut wird dem einreichenden Aktionär eine Depotgutschrift zu Gunsten eines Depots über die zugeteilten Aktien nach dem Zuteilungsverhältnis erteilt. Inhabern von HVB ADRs (»American Depositary Receipts«) werden die Hypo Real Estate Holding Aktien über die Depositary Bank zugeteilt.

Führt das festgesetzte Zuteilungsverhältnis von 4:1 bei der Zuteilung von Hypo Real Estate Holding Aktien bzw. Genussrechten an HVB AG Aktionäre bzw. Genussrechtsinhaber zu Teilrechten, werden die entsprechenden Depotbanken den Ausgleich von Teilrechten vermitteln. Aktionäre haben die Möglichkeit, zusätzliche Teilrechte hinzu zu erwerben und dadurch eine weitere ganze Aktie bzw. ein weiteres ganzes Genussrecht zu erhalten oder aber die Teilrechte zu verkaufen. Über die Behandlung von Aktien- bzw. Genussrechtsteilrechten werden die Aktionäre über ihre Depotbanken im Detail informiert. Gleichzeitig sollten sich die Aktionäre bzgl. der weiteren Verwendung ihrer Teilrechte mit ihrer Depotbank in Verbindung setzen.

Nachdem ein Anspruch der Aktionäre der Hypo Real Estate Holding auf Verbriefung ihrer Anteile gemäß der Satzung der Hypo Real Estate Holding ausgeschlossen ist, werden die auf den Inhaber lautenden Stückaktien der Hypo Real Estate Holding in einer Globalurkunde verbrieft und bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt. Die Inhaber von Aktien der Hypo Real Estate Holding sind an diesem Sammelbestand an Aktien entsprechend ihrem Anteil als Miteigentümer beteiligt. Die Aktien der Hypo Real Estate Holding sind mit einer Gewinnanteilberechtigung ab 1. Januar 2003 ausgestattet, sofern es zu keiner Verschiebung des Spaltungsstichtags kommt.

Die Aktienzuteilung erfolgt für die berechtigten Aktionäre der HVB AG provisions- und spesenfrei.

Die genauen Einzelheiten der Transaktion werden zu gegebener Zeit durch Bekanntmachung im Bundesanzeiger und in mindestens einem überregionalen Börsenpflichtblatt sowie in Mitteilungen der Depotbanken an die HVB AG Aktionäre bekannt gegeben. Die Inhaber von HVB ADRs werden die entsprechenden Informationen über die Depositary Bank erhalten.

Der Börsenhandel im amtlichen Markt (Prime Standard) für die auf den Inhaber lautenden Stammaktien der Hypo Real Estate Holding an der Frankfurter Wertpapierbörse ist für das 4. Quartal 2003 angestrebt. Der Börsenhandel im amtlichen Markt (Prime Standard) der HVB AG Aktien versteht sich an allen beteiligten Wertpapierbörsen »ex Abspaltung«.

Für die Stammaktie der Hypo Real Estate Holding werden rechtzeitig ein neuer ISIN-Code, ein Common Code und ein neues Börsenkürzel beantragt werden.

7.2 EINFLUSS DER ABSPALTUNG AUF AUSSTEHENDE WERTPAPIERE

Die Aktie der HVB AG wird wie bisher weiter an allen deutschen Wertpapierbörsen und an den Auslandsbörsen in Wien, Paris und Zürich gehandelt und notiert werden. Der ISIN-Code lautet unverändert DE0008022005 (WKN 802 200) und der Common Code 1114549. Angesichts des voraussichtlichen Marktwertes der Hypo Real Estate Holding und der derzeitigen Marktwert- und Liquiditätscharakteristika der anderen Mitgliedsunternehmen des DAX geht der Vorstand der HVB AG davon aus, dass die Stammaktie der HVB AG auch nach der Abspaltung der Hypo Real Estate Holding weiterhin ein fester Bestandteil des DAX sein wird. Die Auswirkung der Abspaltung auf die Berücksichtigung in anderen Indizes lässt sich auf Grund der derzeitigen Informationsbasis nicht abschließend einschätzen.

Die Aktien einer börsennotierten Tochtergesellschaft der künftigen Hypo Real Estate Holding, der HVB Real Estate Bank AG, München, werden bis zur Eintragung des Beschlusses der Übertragung der Aktien der Minderheitsaktionäre auf den Hauptaktionär gemäß § 327 AktG in das für die HVB Real Estate AG beim Amtsgericht München geführte Handelsregister im amtlichen Markt an der Bayerischen Börse in München gehandelt. Anschließend soll die Notierung eingestellt und die Zulassung zurückgenommen werden. Der ISIN-Code lautet DE0008019001 (WKN 801 900).

Die Aktien der WürttHyp werden an der Baden-Württembergischen Wertpapierbörse in Stuttgart amtlich gehandelt und notiert. Der ISIN-Code lautet DE0008124009 (WKN 812 400).

Die Aktien der WestHyp werden nicht an einer Wertpapierbörse gehandelt.

Die von der HVB AG ausgegebenen 1 000 000 Genussrechte im Nennbetrag von je DM 1000,– werden derzeit im amtlichen Markt an den Wertpapierbörsen München und Frankfurt am Main unter der WKN 802 180, ISIN-Code DE0008021809, gehandelt und notiert.

Nach den Eintragungen der Abspaltung in die jeweiligen Handelsregister des Amtsgerichts München, erfolgt die wertpapiermäßige Umstellung und die Einbuchung der Genussrechte in die Depots der Berechtigten im Verhältnis von 4:1 wie folgt: Die Inhaber von Genussrechten erhalten für ein Genussrecht im Nennbetrag von derzeit DM 1000,– acht Genussrechte im Nennbetrag von je DM 100,– mit der HVB AG als Genussscheinschuldnerin und gehandelt unter der derzeit bestehenden WKN 802 180, ISIN-Code DE 0008021809, sowie 2 Genussrechte im Nennbetrag von je DM 100,–, mit der Hypo Real Estate Holding als Genussscheinschuldnerin; für diese neuen Wertpapiere sind noch neue Wertpapierkennnummern (WKN/ISIN-Code) einzurichten, unter denen diese Hypo Real Estate Genussscheine dann börsenmäßig gehandelt werden können.

Für die Umsetzung dieser Maßnahme wird bei der Clearstream Banking AG die derzeit dort vorliegende Globalurkunde über 1 000 000 Genussrechte im Nennbetrag von je DM 1000,– gegen eine neue Globalurkunde über insgesamt 8 000 000 Genussrechte im Nennbetrag von je DM 100,– mit der HVB AG als Genussscheinschuldnerin und eine neue Globalurkunde über insgesamt 2 000 000 Genussrechte im Nennbetrag von je DM 100,– mit der Hypo Real Estate Holding als Genussscheinschuldnerin ausgetauscht.

Nach der Abspaltung werden die Genussscheine der HVB AG wie bisher im amtlichen Markt an den Wertpapierbörsen München und Frankfurt am Main bzw. die Genussscheine der Hypo Real Estate Holding an der Frankfurter Wertpapierbörse gehandelt und notiert. Ausschüttungen erfolgen in beiden Fällen über die Clearstream Banking AG.

München, den 26. März 2003

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Der Vorstand

ANHANG

LISTE DER ABZUSPALTENDEN BETEILIGUNGEN

Die nachfolgende Übersicht stellt die gesellschaftsrechtlichen Verhältnisse zum Zeitpunkt der Erstellung des Spaltungsplans dar. Die Umsetzung der Transaktionen, die zum jetzigen Zeitpunkt als sicher gelten, sind in der Darstellung ebenfalls enthalten.

Wie im Spaltungsplan detailliert erläutert, werden vor und nach Abspaltung weitere Schritte zur Änderung der nachfolgend gezeigten Beteiligungsstrukturen erwogen.

1. DIREKT ABGESPALTENE GESELLSCHAFT

Gesellschaft	Sitz	HR B-Nr.	Stamm-kapital in €	Abzuspaltender Anteil zur Neugründung der Real Estate Holding in €	in %
DIA Vermögensverwaltungs-GmbH	München	108125	100 000	100 000	100

2. INDIREKT ABGESPALTENE GESELLSCHAFTEN

Aufgeführt sind die Kapitalanteile der Gesellschaften, die der DIA Vermögensverwaltungs-GmbH nach Vornahme aller noch vorgesehenen Transaktionen nach § 16 (4) AktG zuzurechnen sind, unabhängig von der Höhe des Kapitalanteils.

Gesellschaft	abzuspaltender Kapitalanteil	Sitz
DIA GmbH,	**100,00%**	**München**
ist beteiligt an:		
1.1 HVB Bank Ireland,	**99,99%**	**Dublin**
ist beteiligt an:		
HVB Dublin Properties Limited	100,00%	Dublin
HVB Real Estate Capital France S. A.,	99,99%	Paris
ist beteiligt an:		
HVB Real Estate Transactions S. A. S.	100,00%	Paris
Société Marseillaise du Tunnel Prado-Carénage S. A.	2,41%	Marseille
HVB Real Estate Capital Iberia, S. A.	99,98%	Madrid
HVB Real Estate Capital Italia S.p.A.	100,00%	Mailand
HVB Real Estate Capital Ltd.,	99,99%	London
ist beteiligt an:		
Broadway Centre Ltd.	100,00%	London
HVB Real Estate Investment Banking Limited	100,00%	London
Hypo Property Investment (1992) Limited	100,00%	London
Hypo Property Investment Limited,	100,00%	London
ist beteiligt an:		
The Greater Manchester Property Enterprise Fund Limited	100,00%	London
Hypo Property Participation Limited	100,00%	London
Hypo Property Services Ltd.	100,00%	London
Zamara Investments Limited	100,00%	Gibraltar

Gesellschaft	abzuspaltender Kapitalanteil	Sitz
1.2 HVB Real Estate Bank AG,	**96,91%**	**München**
ist beteiligt an:		
Assumij Beheer B.V.,	100,00%	Den Haag
ist beteiligt an:		
FGH Bank N.V.,	100,00%	Utrecht
ist beteiligt an:		
B.V. Mij. tot Expl. van O.G. »Lorentzplein III«	100,00%	Amsterdam
Beheerskantoor B.H.F. B.V.	100,00%	Amsterdam
Belfries I B.V.,	100,00%	Utrecht
ist beteiligt an:		
B.V. Expl. Mij. Gem.sch.Eigendom »E. G. E. XXXII«	100,00%	Amsterdam
B.V. Vastgoedmij. IIex VI	100,00%	Utrecht
B.V. Vastgoedmij. IIex VIII	100,00%	Utrecht
B.V. Vastgoedmij. IIex X	100,00%	Utrecht
B.V. Expl. Mij. Gem.sch. Eigendom »E. G. E. XXII«	100,00%	Amsterdam
Tumulus B.V.	61,70%	Amsterdam
Bouw-en Exploitatie Mij. »Grosland II« B.V.,	100,00%	Amsterdam
ist beteiligt an:		
Blauwhof Buikslobermeerplein B.V.	8,00%	Rotterdam
Cruquius Park Vastgoed B.V.	26,50%	Best
Czaar Peter Beheer B.V.	5,00%	Best
Eurowoningen Grondexploitatie B.V.	8,00%	Rotterdam
Eurowoningen Ontwikkelingsmij. B.V.	50,00%	Rotterdam
Fonteinkruid B.V.	50,00%	Rotterdam
FGH Assetmanagement	100,00%	Utrecht
FGH Expertise B.V.,	100,00%	Utrecht
ist beteiligt an:		
Total Concept Partners B.V.	20,00%	Nijkerk
FGH Hypo Garant Fonds I B.V.	100,00%	Utrecht
G.B.F. Bouw-en Exploitatiemij. B.V.	100,00%	Rijswijk
Nederlandse Hypotheekbank N.V.	100,00%	Amsterdam
O.G. Investment Management Services B.V.	100,00%	Utrecht
Aufbaugesellschaft Bayern GmbH	13,52%	München
Aufbaugesellschaft Bayern GmbH & Co. Grundbesitz KG	0,07%	München
Bayerische Landessiedlung GmbH	2,94%	München
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0,08%	Berlin
Deutsche Börse AG	0,01%	Frankfurt/Main
Deutsches Theater Grund- und Hausbesitz GmbH	3,30%	München
Fundus Gesellschaft für Grundbesitz und Beteiligung mbH,	94,00%	Nürnberg
ist beteiligt an:		
Grundstücksgesellschaft Geibelstraße Leipzig mbH & Co. KG	100,00%	Nürnberg
Grundstücksgesellschaft Schuhhagen Greifswald mbH & Co. KG	100,00%	Nürnberg
Verwaltung Grundstücksgesellschaft Geibelstraße Leipzig mbH	100,00%	Nürnberg
Verwaltung Grundstücksgesellschaft Schuhhagen Greifswald mbH	100,00%	Nürnberg
Gemeinnützige Wohnstätten- und Siedlungsgesellschaft mbH	>0%	München
Immo Trading GmbH	100,00%	München
Kaufhof Plus Grundstücks-Vermietungsgesellschaft mbH & Co.		
Objekt Bahnhof Berlin KG	5,02%	Düsseldorf
Kaufhof Plus Grundstücks-Vermietungsgesellschaft mbH & Co.		
Objekt Berlin Prerower Platz KG	5,15%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Halle KG	5,01%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Aachen KG	5,00%	Düsseldorf
Kaufhof-Plus Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Mannheim KG	5,00%	Düsseldorf

Gesellschaft	abzuspaltender Kapitalanteil	Sitz
LEG Landesentwicklungsgesellschaft Nordrhein-Westfalen mbH	>0%	Düsseldorf
LHI Immobilienfonds Verwaltung GmbH & Co. Objekt Hettstedt KG	5,09%	München
Meridies Grundbesitz- und Bebauungsgesellschaft mbH,	94,00%	München
ist beteiligt an:		
Frappant Altona GmbH	94,00%	München
Wedimo Grundbesitz GmbH & Co. KG	100,00%	München
Wedimo Grundstücksverwaltungs GmbH	100,00%	München
PBI-Beteiligungs-GmbH	50,00%	München
Pfandbrief Bank International S. A.	100,00%	Luxemburg
Ragnarök Vermögensverwaltungs KG	94,00%	München
Wisus Beteiligungs GmbH & Co. Zweite Vermietungs-KG	33,00%	München
1.3 PBI-Beteiligungs-GmbH,	**16,67%**	**München**
ist beteiligt an:		
Pfandbrief Bank International S. A.	100,00%	Luxemburg
1.4 Westfälische Hypothekenbank AG,	**75,00%**	**Dortmund**
ist beteiligt an:		
Amorfos Grundstücksgesellschaft mbH & Co. KG	2,50%	Berlin
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG	0,01%	Berlin
Deutsche Börse AG	0,01%	Frankfurt/Main
GGV Gesellschaft für Grundbesitzverwaltung- und Immobilienmanagement mbH	100,00%	Dortmund
ILLIT Grundstücks- und Verwaltungsgesellschaft mbH & Co. KG	5,00%	Grünwald
Immovation GmbH	100,00%	Dortmund
Inula Grundstücks-Verwaltungsgesellschaft mbH & Co. KG	10,00%	Grünwald
PBI-Beteiligungs-GmbH	16,67%	München
Pfandbrief Bank International S. A.	100,00%	Luxemburg
Sano Grundstück-Vermietungsgesellschaft mbH & Co. Objekt Dresden KG	33,30%	Düsseldorf
Soma Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Darmstadt KG	33,30%	Düsseldorf
Westhyp Finance B.V.	100,00%	Amsterdam
Westhyp Immobilien Holding GmbH	100,00%	Dortmund
WestHyp Immobilien Management GmbH	100,00%	Dortmund
WestHyp Immobilien Management GmbH & Co. KG	100,00%	Dortmund
WILMA Bouwfonds Bauprojekte GmbH & Co. »An den Teichen« KG	5,00%	Ratingen
1.5 Württembergische Hypothekenbank AG,	**75,86%**	**Stuttgart**
ist beteiligt an:		
Aerodom Bureau Verwaltungs GmbH	32,00%	Berlin
Airport Bureau Verwaltungs GmbH	32,00%	Berlin
Credit Foncier et Communal d´Alsace et de Lorraine	10,33%	Straßbourg
GfA-Gesellschaft für Anwendungsentwicklung mbH	25,00%	Stuttgart
GfI-Gesellschaft für Immobilienentwicklung und -verwertung mbH	100,00%	Stuttgart
GfR-Gesellschaft für Rechenzentrumsleistungen mbH	100,00%	Stuttgart
PBI-Beteiligungs-GmbH	16,67%	München
Pfandbrief Bank International S. A.	100,00%	Luxemburg
SP Schönefelder Projektentwicklungs- und -verwaltungsgesellschaft mbH	50,00%	Stuttgart
SP Schönefelder Projektentwicklungs- und -verwaltungsgesellschaft mbH & Co. KG	50,00%	Stuttgart
Vierte Airport Bureau Center KG, Areal Bau-Investitionen GmbH & Co.	32,00%	Berlin
WH-Erste Grundstücks GmbH	100,00%	Norderfriedrichskoog
WH-Erste Grundstücks GmbH & Co. KG	100,00%	Norderfriedrichskoog
WHI-Württemberger Hypo Immobilienbewertungs- und Beratungsgesellschaft mbH	100,00%	Stuttgart

Spaltungsprüfbericht

Bericht über die Prüfung der Abspaltung
zur Neugründung

Bayerische Hypo- und Vereinsbank AG München

Bericht über die Prüfung der Abspaltung zur Neugründung gemäß §§ 135 Abs. 1, 125 Satz 1, 9 Abs. 1 Umwandlungsgesetz


ERNST & YOUNG

256/2003

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

INHALTSVERZEICHNIS

ANLAGEN

Allgemeine Auftragsbedingungen einschließlich Sonderbedingungen

A. AUFTRAG UND AUFTRAGSDURCHFÜHRUNG

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft (im Folgenden auch „HVB AG“) beabsichtigt, einen Teil ihres Vermögens, nämlich sämtliche im Zeitpunkt des Wirksamwerdens einer vorgesehenen Abspaltung bestehenden und von ihr als Alleingesellschafterin gehaltenen Geschäftsanteile an der DIA Vermögensverwaltungs-GmbH (im Folgenden auch „DIA GmbH“) als Gesamtheit auf die von ihr durch die Abspaltung neu zu gründende Hypo Real Estate Holding AG (im Folgenden auch „Hypo Real Estate Holding“) als übernehmende Gesellschaft gegen Gewährung von Anteilen der Hypo Real Estate Holding an die Anteilsinhaber der HVB AG im Verhältnis der bisherigen Beteiligung dieser Anteilsinhaber an der HVB AG im Wege einer Spaltung gemäß § 123 Abs. 2 Nr. 2 Umwandlungsgesetz (UmwG) zu übertragen (verhältniswahrende Abspaltung zur Neugründung). Mit der Abspaltung der Geschäftsanteile an der DIA GmbH soll damit insbesondere das gewerbliche Immobilienfinanzierungsgeschäft der HVB AG abgespalten werden, während das private Immobilienfinanzierungsgeschäft in der HVB AG verbleiben soll.

Die Einzelheiten der Spaltung ergeben sich aus dem vom Vorstand aufgestellten Spaltungsplan vom 26. März 2003 mit Anlagen (im Folgenden „Spaltungsplan“). Dieser Spaltungsplan wird der ordentlichen Hauptversammlung der HVB AG am 14. Mai 2003 zur Beschlussfassung gemäß §§ 135 Abs. 1 Satz 1, 125 Satz 1 UmwG i.V.m. §§ 65 Abs. 1, 13 UmwG vorgelegt.

Der Spaltungsplan ist gemäß §§ 136 Satz 2, 135 Abs. 1, 125 UmwG i.V.m. § 60 Abs. 1 UmwG sowie §§ 9 bis 12 UmwG durch einen Spaltungsprüfer zu prüfen.

Mit Beschluss vom 11. März 2003 (AZ. 5 HK O 4010/03) wurde die Ernst & Young Deutsche Allgemeine Treuhand AG durch das Landgericht München I zum Spaltungsprüfer bestellt (§§ 135 Abs. 1, 125 UmwG i.V.m. §§ 60 Abs. 3, 10 UmwG).

In dem vom Vorstand der HVB AG erstellten Spaltungsbericht (§ 135 Abs. 1 i.V.m. § 127 UmwG) wird die Abspaltung rechtlich erläutert und deren wirtschaftliche Begründung aufgezeigt. Der Spaltungsbericht unterliegt keiner Prüfungspflicht.

Für die Prüfung des Spaltungsplans haben uns im Wesentlichen folgende Unterlagen vorgelegen:

- der vom Vorstand aufgestellte Spaltungsplan vom 26. März 2003 mit folgenden Anlagen,
  - Anlage 2.2.-1 zum Spaltungsplan (Satzung der Hypo Real Estate Holding AG)
  - Anlage 4.4.-1 zum Spaltungsplan
  - Anlage 7.1.-1 zum Spaltungsplan (Neufassung von § 6 Abs. 4 der Satzung der Bayerische Hypo-und Vereinsbank Aktiengesellschaft nach Abspaltung)
  - Anlage 7.2.-1 zum Spaltungsplan (Hypo Real Estate Holding - Genussscheinbedingungen
  - Anlage 7.2.-2 zum Spaltungsplan (HVB AG - Genussscheinbedingungen)
- der Entwurf des Spaltungsberichts des Vorstandes der HVB AG vom 26. März 2003,
- der geprüfte Jahresabschluss zum 31. Dezember 2002 der HVB AG,
- die Satzung der HVB AG (Stand Juli 2001),
- der Vertrag vom 14. März 2003 über die Einbringung der HVB Real Estate Bank AG in die DIA GmbH,
- die Prüfungsberichte über die Prüfung des Jahresabschlusses zum 31. Dezember 2002 der
  - DIA GmbH,
  - HVB Real Estate Bank AG,
  - Württembergische Hypothekenbank AG,
  - Westfälische Hypothekenbank AG.

Der Spaltungsplan (mit Anlagen) und der Spaltungsbericht waren uns vorab bereits in Entwurfsfassungen zur Verfügung gestellt worden.

Bei unserer Prüfung haben wir die Stellungnahme 6/1988 des Hauptfachausschusses des Instituts der Wirtschaftsprüfer „Zur Verschmelzungsprüfung nach § 340 Abs. 4 AktG“ beachtet, die sinngemäß auch bei der Spaltung gilt. [1]

(1) § 340 Abs. 4 AktG wurde mit Wirkung vom 1. Januar 1995 durch § 12 UmwG ersetzt.

Wir führten unsere Arbeiten im März 2003 in den Geschäftsräumen der HVB AG und in unserem Büro in München durch und haben sie am 27. März 2003 mit dem, den oben genannten Unterlagen entsprechenden Kenntnisstand, beendet. Alle von uns erbetenen Aufklärungen und Nachweise wurden uns erteilt. Der Vorstand der HVB AG hat uns eine Vollständigkeitserklärung abgegeben mit dem Inhalt, dass der Spaltungsplan einschließlich Anlagen zusammen mit den gegebenen Erläuterungen und Auskünften, die für die Erstattung des Prüfungsberichts von Bedeutung sind, vollständig und richtig ist.

Über Gegenstand sowie Art und Umfang der von uns gemäß §§ 135 Abs. 1, 125 Satz 1 i.V.m. §§ 60 Abs. 1, 9 bis 12 UmwG durchgeführten Spaltungsprüfung berichten wir im Abschnitt D.

Für die Durchführung des Auftrages und unsere Verantwortlichkeit sind, auch im Verhältnis zu Dritten, die Allgemeinen Auftragsbedingungen für Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften in der Fassung vom 1. Januar 2002 einschließlich Sonderbedingungen (vgl. Anlage) maßgebend.

B. ART UND UMFANG DER SPALTUNGSPRÜFUNG

Die rechtlichen Vorschriften zur Spaltungsprüfung entsprechen im wesentlichen denen zur Verschmelzungsprüfung.

§ 125 S. 1 UmwG ordnet für die Spaltung – mit wenigen Ausnahmen – eine entsprechende Anwendung der für die Verschmelzung geltenden Vorschriften an (§§ 2-122 UmwG). Damit sind insbesondere auch die §§ 9-12 UmwG zur Verschmelzungsprüfung für die Spaltungsprüfung entsprechend anzuwenden.

Bei den verschiedenen Arten der Spaltung, nämlich der Auf- und Abspaltung (§ 123 Abs. 1 und 2 UmwG) ist eine Spaltungsprüfung grundsätzlich obligatorisch. Im Falle der Spaltung zur Aufnahme ist unter anderem der Spaltungs- und Übernahmevertrag Gegenstand der Spaltungsprüfung. Im Falle der Spaltung zur Neugründung tritt gemäß § 136 UmwG der Spaltungsplan an die Stelle des Spaltungs- und Übernahmevertrags. Er ist durch einen oder mehrere sachverständige Prüfer (Spaltungsprüfer) zu prüfen.

Das Rechtsinstitut der Spaltungsprüfung ist in den allgemeinen Vorschriften (§ 125 S. 1 i.V.m. §§ 9-12 UmwG), der Prüfungsbefehl dagegen für die einzelnen Rechtsformen jeweils im Besonderen Teil der Umwandlungsmöglichkeiten im Umwandlungsgesetz (§ 125 S. 1 i.V.m. §§ 44, 45e, 48, 60, 78, 81 und 100 UmwG) geregelt.

Gegenstand der Spaltungsprüfung ist der Spaltungsplan, nicht dagegen der Spaltungsbericht des Vertretungsorgans des an der Spaltung zur Neugründung beteiligten Rechtsträgers. Indes hat die Spaltungsprüfung auch die im Spaltungsbericht enthaltenen Angaben zum Umtauschverhältnis der Anteile heranzuziehen, da, soweit dies einschlägig ist, die Prüfung der Angemessenheit des vorgeschlagenen Umtauschverhältnisses der Anteile grundsätzlich im Mittelpunkt der Prüfung des Spaltungsplans steht.

Die Prüfung des Spaltungsplans ist eine Rechtsmäßigkeits-, keine Zweckmäßigkeits- bzw. Wirtschaftlichkeitskontrolle. Die Zweckmäßigkeits- und Wirtschaftlichkeitskontrolle obliegt allein den Anteilsinhabern des an der Spaltung beteiligten Rechtsträgers.

Der Umfang der Spaltungsprüfung bestimmt sich allgemein nach dem Sinn und Zweck der Spaltungsprüfung. Danach umfasst die Spaltungsprüfung - neben der Vollständigkeit des Spaltungsplans (§ 126 Abs. 1 Nr. 1-11 UmwG) und der Richtigkeit der in ihm enthaltenen Angaben – soweit einschlägig auch die Prüfung der Angemessenheit des vorgeschlagenen Umtauschverhältnisses (und gegebenenfalls die Höhe einer baren Zuzahlung).

Über das Ergebnis der Prüfung ist schriftlich zu berichten. In den Prüfungsbericht ist gemäß § 12 UmwG, der sich primär auf eine Verschmelzungsprüfung bezieht, eine Erklärung über die Angemessenheit des Umtauschverhältnisses aufzunehmen und dabei anzugeben, nach welchen Methoden das vorgeschlagene Umtauschverhältnis ermittelt worden ist, aus welchen Gründen die Anwendung dieser Methoden angemessen ist und welches Umtauschverhältnis oder welcher Gegenwert sich bei der Anwendung verschiedener Methoden ergeben würde. Inwieweit die Angemessenheitsprüfung im Falle einer Abspaltung zur Neugründung vorzunehmen ist, wird nachfolgend beurteilt.

Das Vorgehen bei der Ermittlung des Umtauschverhältnisses ist im Gesetz nicht ausdrücklich geregelt. Die Vorschriften in § 8 Abs. 1 und § 12 Abs. 2 UmwG gehen grundsätzlich davon aus, dass eine Unternehmensbewertung erforderlich ist.

Die Abspaltung sämtlicher Geschäftsanteile der HVB AG an der DIA GmbH soll gegen Gewährung von Aktien an die Aktionäre der HVB AG erfolgen. Bei den zu gewährenden Aktien handelt es sich um die dem Grundkapital der neu zu gründenden Hypo Real Estate Holding entsprechenden, neu geschaffenen Aktien. Die neuen Aktien werden laut Spaltungsplan allein den Aktionären der HVB AG nach Maßgabe der bestehenden Beteiligungsverhältnisse gewährt. Dies gilt sowohl für die Stammaktien als auch für die Vorzugsaktien. Durch dieses Vorgehen stehen nach der Abspaltung sämtliche Aktien der Hypo Real Estate Holding den Aktionären der HVB AG (vgl. Spaltungsplan) nach Maßgabe der an der HVB AG bestehenden Beteiligungsverhältnisse zu.

Da es bei dieser Vorgehensweise zu keinem Umtausch von Anteilen kommt, ist nach allgemeiner Auffassung ein Umtauschverhältnis im eigentlichen Wortsinn nicht zu ermitteln. Die Beteiligungsverhältnisse an der HVB AG ändern sich durch die Abspaltung nicht. Für die auf die Hypo Real Estate Holding übertragenen Vermögensgegenstände werden neue, zusätzlich ausgegebene Anteile im selben Verhältnis an die Aktionäre der Hypo Real Estate Holding gewährt. Aus der Sicht der Aktionäre der HVB AG und der personengleichen Aktionäre der neuen Hypo Real Estate Holding ergeben sich im Spaltungszeitpunkt somit keine Veränderungen in ihrer wirtschaftlichen Stellung.

Bei einer Unterbewertung des abzuspaltenden Vermögens der HVB AG würde sich die dadurch bewirkte Vermögensverminderung ausschließlich zu Lasten der Aktionäre der HVB AG auswirken, die andererseits aber wieder als Aktionäre der Hypo Real Estate Holding eine entsprechende Vermögensmehrung erfahren würden. Entsprechendes gilt bei einer Überbewertung des abzuspaltenden Vermögens. Bei der vorgesehenen verhältniswahrenden Spaltung ist, bezogen auf den Zeitpunkt der Abspaltung, keine Veränderung des Gesamtwerts der Beteiligung des zuvor an der HVB AG und nach Abspaltung an der HVB AG und der Hypo Real Estate Holding beteiligten einzelnen Aktionärs möglich.

Aus diesem Grund ist in diesem Fall eine Unternehmensbewertung zur Ermittlung des Umtauschverhältnisses nicht erforderlich und eine Angemessenheitsaussage nicht sachgerecht (vgl. Kallmeyer, in Kallmeyer, Umwandlungsgesetz, 2. Auflage 2001, § 127, Rn. 7; Hommelhoff, in Lutter, UmwG, 2. Auflage 2000, § 127, Rn. 29; Hörtnagl, in Schmitt/Hörtnagl/Stratz, UmwG, 3. Auflage 2001, § 126, Rn. 37). § 12 Abs. 2 UmwG ist insoweit nicht uneingeschränkt anwendbar. Besondere Schwierigkeiten bei der Bewertung des Rechtsträgers gemäß § 12 Abs. 2 Nr. 3 UmwG können demzufolge nicht auftreten.

Da der gesetzliche Begriff der Angemessenheit des Umtauschverhältnisses vom – hier nicht zu ermittelnden – Wertverhältnis der Unternehmen ausgeht und außerdem im vorliegenden Fall keine Aktien umgetauscht, sondern zusätzlich Aktien der Hypo Real Estate Holding an die Aktionäre der HVB AG ausgegeben werden, wird nachfolgend statt vom „Umtauschverhältnis" vom „Bezugsverhältnis" gesprochen.

Aufgrund der laut Spaltungsplan vorliegenden verhältniswahrenden Abspaltung zur Neugründung ist danach die gesetzlich vorgesehene Prüfung der Angemessenheit des Bezugsverhältnisses (§ 12 Abs. 2 UmwG) hinsichtlich der auszugebenden mitgliedschaftlichen Rechte nicht notwendig.

Der Prüfungsauftrag nach §§ 135 Abs. 1, 125 Satz 1 UmwG ist daher im vorliegenden Fall dahingehend auszulegen, dass der Prüfungsbericht mit einer Erklärung abzuschließen ist, die zur Vollständigkeit des Spaltungsplans (§ 126 Abs. 1 Nr. 1 - 11 UmwG) und der Richtigkeit der in ihm enthaltenen Angaben sowie zur Frage, ob das laut Spaltungsplan vorgesehene Bezugsverhältnis zu beanstanden ist, Stellung nimmt.

Die gesetzlichen Anforderungen an die Vollständigkeit und Richtigkeit des Spaltungsplans ergeben sich aus §§ 135 Abs. 1, 126 Abs. 1 UmwG. Danach muss der Spaltungsplan mindestens folgende Angaben vollständig und richtig enthalten (§§ 135 Abs. 1, 126 Abs. 1 Nr. 1 bis 11 UmwG):

(1) den Namen oder die Firma und den Sitz der an der Spaltung beteiligten Rechtsträger;

(2) die Festlegung über die Übertragung der Teile des Vermögens des übertragenden Rechtsträgers jeweils als Gesamtheit gegen Gewährung von Anteilen oder Mitgliedschaften an den übernehmenden Rechtsträgern;

(3) bei Aufspaltung und Abspaltung das Umtauschverhältnis der Anteile und gegebenenfalls die Höhe der baren Zuzahlung oder Angaben über die Mitgliedschaft bei den übernehmenden Rechtsträgern;

(4) bei Aufspaltung und Abspaltung die Einzelheiten für die Übertragung der Anteile der übernehmenden Rechtsträger oder über den Erwerb der Mitgliedschaft bei den übernehmenden Rechtsträgern;

(5) den Zeitpunkt, von dem an diese Anteile oder die Mitgliedschaft einen Anspruch auf einen Anteil am Bilanzgewinn gewähren, sowie alle Besonderheiten in bezug auf diesen Anspruch;

(6) den Zeitpunkt, von dem an die Handlungen des übertragenden Rechtsträgers als für Rechnung jedes der übernehmenden Rechtsträger vorgenommen gelten (Spaltungsstichtag);

(7) die Rechte, welche die übernehmenden Rechtsträger einzelnen Anteilsinhabern sowie den Inhabern besonderer Rechte wie Anteile ohne Stimmrechte, Vorzugsaktien, Mehrstimmrechtsaktien, Schuldverschreibungen und Genussrechte gewähren, oder die für diese Personen vorgesehenen Maßnahmen;

(8) jeden besonderen Vorteil, der einem Mitglied eines Vertretungsorgans oder eines Aufsichtsorgans der an der Spaltung beteiligten Rechtsträger, einem geschäftsführenden Gesellschafter, einem Partner, einem Abschlussprüfer oder einem Spaltungsprüfer gewährt wird;

(9) die genaue Bezeichnung und Aufteilung der Gegenstände des Aktiv- und Passivvermögens, die an jeden der übernehmenden Rechtsträger übertragen werden, sowie der übergehenden Betriebe und Betriebsteile unter Zuordnung zu den übernehmenden Rechtsträgern;

(10) bei Aufspaltung und Abspaltung die Aufteilung der Anteile oder Mitgliedschaften jedes der beteiligten Rechtsträger auf die Anteilsinhaber des übertragenden Rechtsträgers sowie den Maßstab für die Aufteilung;

(11) die Folgen der Spaltung für die Arbeitnehmer und ihre Vertretungen sowie die insoweit vorgesehenen Maßnahmen.

C. GRUNDKAPITAL DER HVB AG

Das Grundkapital der HVB AG beträgt € 1.608.866.103,00 und ist eingeteilt in € 1.565.205.303,00 auf den Inhaber lautende Stammaktien, zerlegt in 521.735.101 Stückaktien und € 43.660.800,00 auf den Namen lautende Vorzugsaktien ohne Stimmrecht, zerlegt in 14.553.600 Stückaktien (Stand: Februar 2003).

Als **Aktionäre** sind der HVB AG, u.a. nach den Mitteilungs- und Veröffentlichungsverpflichtungen des Wertpapierhandelsgesetzes, derzeit bekannt:

- Münchener Rückversicherungsgesellschaft AG, München, mit einem Anteil von 25,59% am Grundkapital (Stammaktien);

- Privatstiftung zur Verwaltung von Anteilsrechten, Wien über Kapitalges.mbH, Grünwald, mit einem Anteil von 5,13% am Grundkapital (Stammaktien);

- E.ON AG (über die E.ON Energie AG) mit einem Anteil von 6,54% am Grundkapital (Stammaktien) und

- Bayerische Landesstiftung, München, mit einem Anteil von 2,71% am Grundkapital der HVB AG (Vorzugsaktien ohne Stimmrecht).

Die HVB wird zur Erreichung der verhältniswahrenden Abspaltung noch vor Wirksamwerden der Abspaltung ihr Grundkapital durch Einziehung von einer auf den Inhaber lautenden Stammaktie im Wege der vereinfachten Kapitalherabsetzung nach § 237 Abs. 3 AktG auf € 1.608.866.100 herabsetzen.

D. PRÜFUNG DES SPALTUNGSPLANS

Wir haben den Spaltungsplan auf Vollständigkeit und Richtigkeit hinsichtlich der in § 135 Abs. 1 i.V.m. § 126 Abs. 1 Nr. 1 bis 11 UmwG vorgeschriebenen Angaben geprüft und hierzu auch die betreffenden Erläuterungen im Spaltungsbericht des Vorstandes der HVB AG herangezogen.

Zu den einzelnen Angaben nach § 126 Abs. 1 Nr. 1 bis 11 UmwG ergeben sich folgende Feststellungen.

I. Firma und Sitz der an der Spaltung beteiligten Rechtsträger (§ 126 Abs. 1 Nr. 1 UmwG), Entwurf der Satzung des übernehmenden Rechtsträgers (§§ 125, 37 UmwG)

Zu prüfen ist im vorliegenden Fall, ob der Spaltungsplan Angaben über die Firma und den Sitz der an der Spaltung beteiligten Rechtsträger enthält.

Firma und Sitz der HVB AG als übertragender Rechtsträger sind in Abschnitt 1 des Spaltungsplans genannt und entsprechen der Satzung der Gesellschaft und der Eintragung im Handelsregister München. Sie sind in der derzeit geltenden und der neu zu beschließenden Satzung identisch.

Firma und Sitz der neu zu gründenden Hypo Real Estate Holding sind in Abschnitt 2 des Spaltungsplans genannt und entsprechen den Angaben des Entwurfs der Satzung der Hypo Real Estate Holding.

Die Angaben sind vollständig und richtig i.S.d. § 126 Abs. 1 Nr. 1 UmwG.

II. Festlegung über die Vermögensübertragung (§ 126 Abs. 1 Nr. 2 UmwG)

Zu prüfen ist, ob der Spaltungsplan die Festlegung der Übertragung von Teilen des Vermögens des übertragenden Rechtsträgers auf den übernehmenden Rechtsträger jeweils als Gesamtheit gegen Gewährung von Anteilen an dem neuen Rechtsträger enthält.

Gemäß Abschnitten 2, 4 und 6 des Spaltungsplans überträgt die HVB AG das abzuspaltende Vermögen, bestehend aus sämtlichen von ihr gehaltenen Geschäftsanteilen an der DIA GmbH als Teil ihres Vermögens als Gesamtheit auf die von ihr durch die Abspaltung neu zu gründende Hypo Real Estate Holding als übernehmende Gesellschaft gegen Gewährung von Anteilen an der Hypo Real Estate Holding an die Anteilsinhaber der HVB AG im Verhältnis der bisherigen Beteiligung dieser Anteilsinhaber (verhältniswahrende Abspaltung zur Neugründung).

Gemäß Abschnitt 6 des Spaltungsplans werden sowohl Stammaktien als auch Vorzugsaktien gewährt.

Die Angaben im Spaltungsplan zu § 126 Abs. 1 Nr. 2 UmwG sind vollständig und richtig.

III. Bezugsverhältnis der Anteile (§ 126 Abs. 1 Nr. 3 UmwG)

Zu prüfen ist bei der Abspaltung, ob der Spaltungsplan das Umtausch- bzw. Bezugsverhältnis der Anteile oder Angaben über die Mitgliedschaft beim übernehmenden Rechtsträger enthält.

Zur Ermittlung bzw. Überprüfung des Bezugsverhältnisses ist – wie vorstehend dargelegt – im vorliegenden Fall der verhältniswahrenden Spaltung eine Unternehmensbewertung nicht vorzunehmen und dementsprechend von der HVB AG auch nicht vorgenommen worden. Sämtliche Aktien des neu zu gründenden Rechtsträgers (Hypo Real Estate Holding) werden ausschließlich den Aktionären des übertragenden Rechtsträgers (HVB AG) gewährt. Im Spaltungsplan genügt daher die Angabe, dass alle Anteile den Anteilsinhabern der HVB AG gewährt werden (vgl. Hörtnagl, in Schmitt/Hörtnagl/Stratz, UmwG, 3. Auflage, 2001, § 126 Rn. 37; Kallmeyer in Kallmeyer, UmwG, 1. Auflage, 1997, § 126 Rn. 9). Die notwendigen Angaben zum Bezugsverhältnis sind in Abschnitt 6 des Spaltungsplans enthalten. Hinsichtlich der Aufteilung der Anteile verweisen wir auf unsere Ausführungen in Abschnitt D.X. dieses Berichts.

Die Angaben im Spaltungsplan sind i.S.d. § 126 Abs. 1 Nr. 3 UmwG vollständig und richtig.

IV. Einzelheiten der Übertragung der Anteile (§ 126 Abs. 1 Nr. 4 UmwG), Treuhänder (§ 125 UmwG i.V.m. § 71 UmwG)

Im Spaltungsplan sind die technischen Einzelheiten für die Übertragung der Anteile des übernehmenden Rechtsträgers anzugeben.

In Abschnitt 6.4 des Spaltungsplans sind die Einzelheiten für die Übertragung der Aktien an der Hypo Real Estate Holding auf die Aktionäre der HVB AG wie folgt geregelt:

Die HVB AG bestellt die Warth & Klein Wirtschaftsprüfungsgesellschaft mbH, Düsseldorf, als Treuhänder für den Empfang der von der Hypo Real Estate Holding zu gewährenden Aktien und deren Aushändigung an die Aktionäre der Hypo Real Estate Holding.

Die Angaben im Spaltungsplan sind vollständig.

V. Zeitpunkt der Gewinnberechtigung der neuen Anteile (§ 126 Abs. 1 Nr. 5 UmwG)

Zu prüfen ist, ob im Spaltungsplan der Stichtag für die Teilnahme am Bilanzgewinn des übernehmenden Rechtsträgers sowie alle Besonderheiten in Bezug auf diesen Anspruch genannt werden.

Nach Abschnitt 6.2 des Spaltungsplans sind die von der Hypo Real Estate Holding an die Aktionäre der HVB AG zu gewährenden Vorzugs- und Stammaktien ab dem 1. Januar 2003 gewinnberechtigt.

Falls die Abspaltung nicht bis zum 31. Dezember 2003 in das Handelsregister der HVB AG eingetragen wird, sind die als Gegenleistung gewährten Aktien erst ab 1. Januar 2004 gewinnberechtigt (Abschnitt 10.2 des Spaltungsplans). Bei einer weiteren Verzögerung der Eintragung über den 31. Dezember des Folgejahres hinaus verschiebt sich der Beginn der Gewinnberechtigung jeweils um ein weiteres Jahr.

Die Angaben zum Gewinnbezugsrecht sind vollständig und richtig.

VI. Spaltungsstichtag (§ 126 Abs. 1 Nr. 6 UmwG)

Zu prüfen ist, ob der Zeitpunkt, von dem an die Handlungen des übertragenden Rechtsträgers als für Rechnung des übernehmenden Rechtsträgers vorgenommen gelten (Spaltungsstichtag), im Spaltungsplan enthalten ist.

Gemäß Abschnitt 3.1 des Spaltungsplans erfolgt die Abspaltung sämtlicher von der HVB AG gehaltene Geschäftsanteile an der DIA GmbH im Innenverhältnis zwischen der HVB AG und der Hypo Real Estate Holding mit Wirkung zum Ablauf des 31. Dezember 2002. Vom 1. Januar 2003, 0:00 Uhr („Spaltungsstichtag“) an gelten alle Handlungen und Geschäfte der HVB AG, die das abzuspaltende Vermögen betreffen, als für Rechnung der Hypo Real Estate Holding vorgenommen. Nach § 125 i.V.m. § 17 Abs. 2 UmwG wird eine geprüfte Schlussbilanz der HVB AG zum 31. Dezember 2002 zugrundegelegt (Abschnitt 3.2 des Spaltungsplans).

Für den Fall, dass die Abspaltung nicht bis zum 31. Dezember 2003 in das Handelsregister der HVB AG eingetragen wird, erfolgt nach Abschnitt 10.1 des Spaltungsplans die Abspaltung des Vermögens der HVB AG mit Wirkung vom 1. Januar 2004, 0:00 Uhr. Bei einer weiteren Verzögerung der Eintragung verschieben sich die Stichtage jeweils entsprechend der vorstehenden Regelung um ein Jahr.

Der Spaltungsplan enthält zudem in Abschnitt 13 ein Lösungsrecht; es ist wie folgt gefasst:

„Wenn die Abspaltung nicht bis zum Ablauf des 31.12.2003 durch Eintragung in das Handelsregister der HVB wirksam geworden ist, ist die HVB berechtigt, sich durch einen Vorstandsbeschluss, der der Zustimmung des Aufsichtsrates bedarf, ohne erneute Zustimmung der Hauptversammlung der HVB zu jedem Zeitpunkt mit sofortiger Wirkung von diesem Spaltungsplan zu lösen.“

Die Angaben im Spaltungsplan sind hinsichtlich § 126 Abs. 1 Nr. 6 UmwG vollständig und richtig.

VII. Gewährung besonderer Rechte für einzelne Anteilsinhaber oder für Inhaber besonderer Rechte (§ 126 Abs. 1 Nr. 7 UmwG)

Zu prüfen ist, ob der Spaltungsplan Angaben über die besonderen Rechte, die der übernehmende Rechtsträger (Hypo Real Estate Holding) einzelnen Anteilsinhabern sowie den Inhabern besonderer Rechte des übertragenden Rechtsträgers (wie Anteile ohne Stimmrecht, Vorzugsaktien, Mehrstimmrechtsaktien, Schuldverschreibungen und Genussrechte) gewährt, oder die für diese Personen vorgesehenen Maßnahmen vollständig und richtig enthält.

Gemäß Abschnitt 7 des Spaltungsplans gewährt der übernehmende Rechtsträger (Hypo Real Estate Holding) mit der Spaltung besondere Rechte in Form von Vorzugsaktien sowie, als Annex der Spaltung, in Form von Genussrechten.

Vorzugsaktien

Gemäß der Satzung der HVB AG vom Juli 2001 sind die Vorzugsaktien der HVB AG stimmrechtslos und erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von € 0,08 je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktie. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbstständiges Recht eingeräumt.

Die Aufteilung der Vorzugsaktien ist laut Spaltungsplan im Verhältnis vier zu eins vorgesehen.

Zur Anpassung des Vorzugs der bei der HVB AG bestehenden Vorzugsaktien an die Abspaltung werden die Vorzugsaktien der HVB AG mit einem Vorzug ausgestattet, wie er sich aus § 6 Abs. 4 (Anlage 7.1.-1 zum Spaltungsplan) ergibt. Der Vorzug beträgt danach € 0,064 je Vorzugsaktie.

Die Ausstattung der Vorzugsaktien, die die Hypo Real Estate Holding den Inhabern von Vorzugsaktien an der HVB AG gewährt, ergibt sich aus § 4 Absatz 2 des Entwurfs der Satzung der Hypo Real Estate Holding wie folgt:

„Die Vorzugsaktien sind stimmrechtslos und erhalten aus dem Bilanzgewinn einen nachzahlbaren Vorausgewinnanteil von € 0,064 je Stückaktie sowie einen weiteren Gewinnanteil in derselben Höhe wie die Stammaktien. Der Anspruch auf Nachzahlung des Vorausgewinnanteils ist den Vorzugsaktionären als selbständiges Recht eingeräumt."

Erhöht die HVB AG vor Wirksamwerden der Abspaltung ihr Grundkapital durch Ausgabe neuer Aktien gegen Einlagen, wird der Vorzug bei der HVB AG entsprechend Abschnitt 11.2. des Spaltungsplans angepasst. Der den Vorzugsaktionären der Hypo Real Estate Holding gemäß Ziffer 7.1. des Spaltungsplans je Vorzugsaktie zu gewährende nachzahlbare Vorausgewinnanteil bleibt unverändert.

Für die dazu erforderliche Anpassung der Satzung der HVB AG sieht Abschnitt 11.2. des Spaltungsplans vor, dass die HVB AG verpflichtet ist, ihre Satzung den entsprechenden Regelungen anzupassen.

Nachzahlbarer Vorausgewinnanteil auf Vorzugsaktien für das Geschäftsjahr 2002

Der an die Vorzugsaktionäre nach der derzeit gültigen Satzung der HVB AG zu gewährende nachzahlbare Vorausgewinnanteil von € 0,08 je Stückaktie wird laut Spaltungsplan für das Geschäftsjahr 2002 nicht gezahlt. Dieser Rückstand wird auf die Vorzugsaktien der HVB AG und die neuen Vorzugsaktien der Hypo Real Estate Holding im Verhältnis vier zu eins aufgeteilt. Die Vorzugsaktionäre der HVB AG haben daher mit Wirksamwerden der Satzungsänderung einen Nachzahlungsanspruch in Höhe von € 0,064. Die neuen Vorzugsaktionäre der Hypo Real Estate Holding haben mit dem Vollzugsdatum entsprechend dem Spaltungsverhältnis von vier zu eins einen Nachzahlungsanspruch in Höhe von € 0,064 je Vorzugsaktie. Werden diese Rückstände im nächsten Jahr nicht neben dem vollen Vorzug dieses Jahres nachgezahlt, so haben die Vorzugsaktionäre der jeweiligen Gesellschaft das Stimmrecht, bis die jeweiligen Rückstände nachgezahlt sind.

Erhöht die HVB AG vor Wirksamwerden der Abspaltung ihr Grundkapital durch Ausgabe neuer Aktien gegen Einlagen, wird die Aufteilung des in 2002 nicht gezahlten nachzahlbaren Vorausgewinnanteil nach der in Abschnitt 11.2. des Spaltungsplans festgelegten Methode ermittelt. An den Rückständen werden die neuen Vorzugsaktien der HVB AG aus der Kapitalerhöhung nicht beteiligt.

Für die dazu erforderliche Anpassung der Satzung der HVB AG sieht Abschnitt 11.2. des Spaltungsplans vor, dass die HVB AG verpflichtet ist, ihre Satzung den entsprechenden Regelungen anzupassen.

Genussrechte

Die Genussscheininhaber der HVB AG erhalten gemäß § 2 Abs. 1 der Genussscheinbedingungen eine dem Gewinnanteil der Aktionäre der HVB AG vorgehende jährliche Ausschüttung in Höhe von 6,75 % des Nennbetrags der Genussscheine. Der Ausschüttungsanspruch mindert sich insoweit, als sich durch eine Ausschüttung ein Jahresfehlbetrag ergeben würde (§ 2 Abs. 2). Kann aufgrund dieser Begrenzung die zugesagte Ausschüttung ganz oder teilweise nicht erfüllt werden, so ist der fehlende Betrag in den folgenden Geschäftsjahren nachzuzahlen; diese Nachzahlungspflicht besteht nur während der Laufzeit der Genussscheine. Die Laufzeit der Genussscheine ist bis zum 31. Dezember 2007 befristet.

Die Genussscheininhaber nehmen während der Laufzeit voll an einem etwaigen Jahresfehlbetrag durch Verminderung ihrer Rückzahlungsansprüche im Verhältnis der Rückzahlungsansprüche zu dem in der Bilanz ausgewiesenen gezeichneten Kapital zuzüglich Gewinn- und Kapitalrücklagen sowie Genussscheinkapital teil.

Die Genussscheine verbriefen Gläubigerrechte, keine Gesellschafterrechte.

Die HVB AG hat die Genussrechte mit der WKN-Nr. 802180 im Jahre 1997 emittiert (im Folgenden: HVB-Genussrechte). Den Inhabern der HVB-Genussrechte werden für je nominal DM 1.000 Genussrechte der HVB AG je nominal DM 200 Genussrechte der Hypo Real Estate Holding (im Folgenden: Hypo Real Estate Holding-Genussrechte) gewährt. Die Genussrechtsbedingungen der Hypo Real Estate Holding-Genussrechte sind als Anlage 7.2.-1 zum Spaltungsplan beigefügt.

Zur Anpassung der HVB-Genussrechte an die Abspaltung vermindert sich der in § 1 Abs. 2 der Genussscheinbedingungen der HVB-Genussrechte festgelegte Nennbetrag um DM 200.000.000 (€ 102.258.376,24). In diesem Umfang übernimmt die Hypo Real Estate Holding im Zuge der Abspaltung die Verpflichtung der HVB AG zur Bedienung und Rückzahlung der Genussrechte. Die neuen Genussscheinbedingungen der HVB AG sind als Anlage 7.2.-2 zum Spaltungsplan beigefügt.

Erhöht die HVB AG vor Wirksamwerden der Abspaltung ihr Grundkapital durch Ausgabe neuer Aktien gegen Einlagen, wird das Verhältnis zur Ermittlung der Höhe der Gewährung der neuen Genussrechte der Hypo Real Estate Holding, wie in Abschnitt 11.3. in Verbindung mit Abschnitt 7.2. des Spaltungsplans beschrieben, angepasst.

Sonstige Rechte

Sonstige Rechte i.S.d. §§ 135, 126 Abs. 1 Nr. 7 UmwG bestehen laut Spaltungsplan nicht und werden im Zusammenhang mit der Spaltung auch nicht gewährt.

Es sind auch keine Maßnahmen im Sinne dieser Vorschrift vorgesehen.

Ergebnis

Im Hinblick auf § 126 Abs. 1 Nr. 7 UmwG sind die entsprechenden Angaben im Spaltungsplan und den diesbezüglichen Anlagen des Spaltungsplanes vollständig. Der Spaltungsplan gibt diese Angaben (Stand 26. März 2003) richtig wieder.

Die Gewährung neuer Vorzugsaktien bei der Hypo Real Estate Holding in Verbindung mit den ab Spaltung neu festgelegten Vorzugsgewinnanteilen bei HVB AG und Hypo Real Estate Holding führt zu einer Aufteilung der vor Spaltung bestehenden HVB AG-Vorausgewinnanteile auf die Gesamtzahl der nach Spaltung bestehenden Vorzugsaktien.

Die Gewährung neuer Genussrechte bei der Hypo Real Estate Holding in Verbindung mit den ab Spaltung neu festgelegten Genussrechten bei HVB AG und Hypo Real Estate Holding führt zu einer Aufteilung der vor Spaltung bestehenden HVB AG-Genussrechte auf die Gesamtsumme der nach Spaltung bestehenden Genussrechte.

VIII. Gewährung besonderer Vorteile (§ 126 Abs. 1 Nr. 8 UmwG)

Im Spaltungsplan ist jeder einem Mitglied oder einem Aufsichtsorgans der an der Spaltung beteiligten Rechtsträger, einem Abschlussprüfer oder einem Spaltungsprüfer gewährte besondere Vorteil anzugeben.

Vergünstigungen sind etwa Abfindungszahlungen und insbesondere Zusagen an Verwaltungsorgane des übertragenden Rechtsträgers, in der neuen Gesellschaft wiederum Organfunktion zugewiesen zu bekommen.

Gemäß Abschnitt 7.4 des Spaltungsplans ist Herr Kurt F. Viermetz, Aufsichtsratsmitglied der HVB AG, als Aufsichtsratsmitglied der Hypo Real Estate Holding vorgesehen.

Darüber hinaus ist nicht vorgesehen, besondere Vorteile für Vorstandsmitglieder oder Aufsichtsratsmitglieder oder für den Abschlussprüfer der HVB AG oder den Spaltungsprüfer zu gewähren. In der uns vom Vorstand der HVB AG vorgelegten Vollständigkeitserklärung wurde die Nichtgewährung besonderer Vorteile bestätigt. Wir erklären, als Spaltungsprüfer keine besonderen Vorteile erhalten zu haben.

Die Angaben im Spaltungsplan i.S.d. § 126 Abs. 1 Nr. 8 UmwG sind vollständig und richtig.

IX. Bezeichnung der zu übertragenden Vermögensteile (§ 126 Abs. 1 Nr. 9 UmwG)

Spaltung

Zu prüfen ist hier, ob der Spaltungsplan die genaue Bezeichnung und Aufteilung der Gegenstände des Aktiv- und Passivvermögens, die an den übernehmenden Rechtsträger übertragen werden, enthält.

Für die Aufteilung der Gegenstände im Spaltungsplan gilt der sachenrechtliche Bestimmtheitsgrundsatz (§ 126 Abs. 2 S. 1 UmwG). Der Spaltungsplan hat die genaue Bezeichnung und Aufteilung der abzuspaltenden Gegenstände des Aktiv- und Passivvermögens zu enthalten. Nach den Vorschriften des Umwandlungsgesetzes kann die Zusammensetzung des abzuspaltenden Vermögens frei bestimmt werden. Die Aufteilung der Gegenstände des Aktiv- und Passivvermögens steht grundsätzlich im Ermessen der Gesellschaft.

Die HVB AG spaltet sämtliche im Zeitpunkt des Wirksamwerdens der Abspaltung bestehenden und von ihr als Alleingesellschafterin gehaltenen Geschäftsanteile der DIA GmbH auf die neu zu gründende Hypo Real Estate Holding ab.

Der Spaltungsplan ist hinsichtlich der zu übertragenden Vermögensteile gemäß § 126 Abs. 1 Nr. 9 UmwG - sämtliche im Zeitpunkt des Wirksamwerdens der Abspaltung bestehenden und von ihr als Alleingesellschafterin gehaltenen Geschäftsanteile der DIA GmbH - richtig und vollständig.

Bestehende Beteiligungen der DIA GmbH

In Anlage 4.4.-1 des Spaltungsplans sind die Beteiligungen der DIA GmbH im Zeitpunkt der Aufstellung des Spaltungsplans, die durch die Abspaltung der DIA GmbH mit übergehen, im Einzelnen aufgeführt. Zum Prüfungszeitpunkt (26. März 2003) hielt die DIA GmbH Anteile an folgenden Gesellschaften.

- HVB Real Estate Bank Aktiengesellschaft, München (Anteil 96,91 %)
- Westfälische Hypothekenbank AG, Dortmund (Anteil 75,00 %)
- Württembergische Hypothekenbank AG, Stuttgart (Anteil 75,86 %)
- PBI Beteiligungs-GmbH, München (Anteil 16,67 %).

Im Zeitpunkt der Aufstellung des Spaltungsplans sind die Anteile der HVB Real Estate Bank Aktiengesellschaft, München, von der HVB AG im Wege einer Sachkapitalerhöhung in die DIA GmbH eingebracht worden. Die Eintragung der Sachkapitalerhöhung in das Handelsregister ist noch nicht erfolgt.

Die Angaben im Spaltungsplan sind vollständig und richtig.

Weitere Maßnahmen

Der Spaltungsplan enthält, wie im folgenden dargestellt, Angaben zu künftigen beabsichtigten Transaktionen, deren Umsetzung zum Zeitpunkt unserer Prüfung noch nicht erfolgt war und sich deshalb einer Prüfung entzieht.

Laut Spaltungsplan sollen zwischen dem Zeitpunkt unserer Prüfung und der Eintragung der Abspaltung in das Handelsregister der HVB AG sowohl die DIA GmbH als auch die zu diesem Zeitpunkt von ihr gehaltenen Beteiligungen weitere Unternehmensbeteiligungen im Wege von Transaktionen erwerben. Diese weiteren Transaktionen werden in Anlage 4.4.-1 zum Spaltungsplan dargestellt (sog. notwendige Transaktionsschritte). Darüber hinaus werden noch zusätzliche Transaktionen und Maßnahmen erwogen, die jedoch nicht Voraussetzung für die Registeranmeldung der Abspaltung sind (sog. erwogene Transaktionsschritte).

Im Spaltungsplan wird der Vorstand angewiesen, die Abspaltung erst dann zur Eintragung in das Handelsregister der HVB AG anzumelden, wenn die in der Anlage 4.4.-1 zum Spaltungsplan als notwendige Transaktionsschritte aufgeführten Beteiligungserwerbe durchgeführt sind.

Die HVB AG wird in der Zeit zwischen der Zustimmung der Hauptversammlung der übertragenden Gesellschaft am 14. Mai 2003 und dem Vollzugsdatum (Zeitpunkt der Eintragung des Spaltungsbeschlusses in das Handelsregister) über den Abspaltungsgegenstand sowie ihre Beteiligungen nur insoweit verfügen, als dies in Anlage 4.4.-1 des Spaltungsplans vorgesehen ist (vgl. Abschnitt 4.5 des Spaltungsplans). Die HVB AG verpflichtet sich laut Spaltungsplan ferner, alle erforderlichen Maßnahmen für die Übertragung der HVB Bank Ireland gemäß Ziffer 5.2 der Anlage 4.4.-1 des Spaltungsplans zu ergreifen. Darüber hinaus wird sie, soweit rechtlich möglich, dafür Sorge tragen, dass die Isar-Seine-Immobilien GmbH nur insoweit über ihre Beteiligungen verfügen wird, als dies in der Anlage 4.4.-1 des Spaltungsplans vorgesehen ist (vgl. Abschnitt 4.5 des Spaltungsplans).

Im übrigen wird die HVB AG laut Spaltungsplan, soweit rechtlich möglich, dafür Sorge tragen, dass die DIA GmbH in der Zeit zwischen der Zustimmung der Hauptversammlung der übertragenden Gesellschaft und dem Vollzugsdatum über ihre Beteiligungen in dem vorgenannten Zeitraum ebenfalls nur insoweit verfügt, als dies in Anlage 4.4.-1 des Spaltungsplans vorgesehen ist. Darüber hinaus wird die HVB AG laut Spaltungsplan dafür Sorge tragen, dass die DIA GmbH, soweit ihr dies rechtlich möglich ist, sicherstellt, dass die in diesem Zeitpunkt von ihr bereits gehaltenen Tochtergesellschaften in der Zeit zwischen der Zustimmung der Hauptversammlung der übertragenden Gesellschaft und dem Vollzugsdatum über ihre Beteiligungen ebenfalls nur insoweit verfügen, als dies in Anlage 4.4.-1 des Spaltungsplans vorgesehen ist.

Die Hypo Real Estate Holding übernimmt mit Wirksamwerden der Abspaltung anteilig die Verpflichtung der HVB AG zur Bedienung und Rückzahlung der Genussrechte der HVB AG und erhält die zur Erfüllung der Verpflichtungen notwendigen liquiden Mittel.

In der Präambel des Spaltungsplans ist daneben auch die Übertragung der Bestandsportfolios der dem gewerblichen Immobilienfinanzierungsgeschäft zugrundeliegenden Immobilienfinanzierungen (mit Ausnahme des Bestandsportfolios in den USA) genannt.

X. Aufteilung der Anteile (§ 126 Abs. 1 Nr. 10 UmwG)

Der Spaltungsplan muss gemäß § 126 Abs. 1 Nr. 10 UmwG Angaben über die Aufteilung der Anteile oder Mitgliedschaften des beteiligten Rechtsträgers auf die Anteilsinhaber des Rechtsträgers enthalten sowie den Maßstab für die Aufteilung.

Gemäß Abschnitt 6.2 des Spaltungsplans gewährt die neu zu gründende Hypo Real Estate Holding den Aktionären der HVB AG für je vier auf den Inhaber lautende Stückaktien der HVB AG jeweils eine auf den Inhaber lautende Stückaktie der Hypo Real Estate Holding und für je vier auf den Namen lautende Vorzugsaktien ohne Stimmrecht der HVB AG jeweils eine Stückaktie in Gestalt von auf den Inhaber lautenden Vorzugsaktien ohne Stimmrecht der Hypo Real Estate Holding. Sowohl die Stückaktien der HVB AG als auch die Stückaktien der Hypo Real Estate Holding verkörpern einen Anteil von € 3 am Grundkapital.

Die Aufteilung der Stamm- und Vorzugsaktien erfolgt laut Spaltungsplan im Verhältnis der bisherigen Beteiligung dieser Anteilsinhaber an der HVB AG (verhältniswahrende Spaltung). Hinsichtlich der Aufteilung der Sonderrechte verweisen wir auf Abschnitt D.VII. dieses Berichts.

Erhöht die HVB AG vor Wirksamwerden der Abspaltung ihr Grundkapital durch Ausgabe neuer Aktien gegen Einlagen, wird das Bezugsverhältnis angepasst. Die Zahl der Stammaktien der HVB AG, auf die eine Stammaktie der Hypo Real Estate Holding gewährt wird, erhöht sich in dem Verhältnis, in dem sich das Grundkapital der HVB AG mit Durchführung der Kapitalerhöhung erhöht. Entsprechendes gilt für die Vorzugsaktien.

Laut Spaltungsplan und Spaltungsbericht ist eine weitere Herabsetzung des vor der Abspaltung von € 1.608.866.103,00 um € 3 auf € 1.608.866.100,00 anzupassenden Grundkapitals der HVB AG (§ 145 UmwG) nicht vorgesehen.

Die Angaben im Spaltungsplan i.S.d. § 126 Abs. 1 Nr. 10 UmwG sind insoweit vollständig und richtig.

XI. Folgen für die Arbeitnehmer (§ 126 Abs. 1 Nr. 11 UmwG)

Zu prüfen ist, ob die HVB AG die Folgen der Spaltung für die Arbeitnehmer und ihre Vertretungen sowie die insoweit vorgesehenen Maßnahmen vollständig und richtig dargestellt hat. Im Hinblick auf den Zweck der Darstellung, die Arbeitnehmer und insbesondere ihre Vertretungen möglichst frühzeitig über die individual- und kollektivarbeitsrechtlichen Folgen der Spaltung zu informieren, ist jedoch keine in alle Einzelheiten gehende Darstellung erforderlich (vgl. Kallmeyer, UmwG § 5, Tz. 54).

In Abschnitt 8.1. des Spaltungsplans sind die individualrechtlichen Auswirkungen dargestellt. Der Bestand der Arbeitsverhältnisse bleibt von der Spaltung unberührt. Mögliche Auswirkungen ergeben sich für die Durchführungswege bei den Versorgungszusagen hinsichtlich der betrieblichen Altersversorgung bzw. bei den bestehenden Rahmen- bzw. Gruppenverträgen, die teilweise neu zu vereinbaren und ggf. entsprechend anzupassen sind.

In Abschnitt 8.2. des Spaltungsplans sind die kollektivrechtlichen Auswirkungen dargestellt. Die Betriebsvereinbarungen und Mitarbeitervertretungen nach dem Betriebsverfassungsgesetz sowie Vereinbarungen und Vertretungen nach dem Sprecherausschussgesetz auf Ebene der einzelnen Unternehmen sind von der Spaltung nicht betroffen. Auf Konzernebene ändert sich die Zusammensetzung des Konzernbetriebsrats und des Konzernsprecherausschusses der HVB AG durch das Ausscheiden der Vertreter der von der Abspaltung betroffenen Unternehmen. Diese Gremien sind dann auch nicht mehr für die von der Abspaltung betroffenen Unternehmen zuständig. Dies gilt auch für den bisherigen Euro Council. Für die abgespaltenen Unternehmen kann ein neuer Konzernbetriebsrat und Konzernsprecherausschuss sowie ggf. ein Euro Council gegründet werden, soweit die entsprechenden Voraussetzungen hierfür erfüllt werden. Die Abspaltung hat keine Auswirkungen auf die bestehenden tarifvertraglichen Regelungen. Soweit im Zuge der Abspaltung die Änderung des Geschäftsmodells Restrukturierungen im Sinne der §§ 111 ff. BetrVG zur Folge hat, finden bereits Gespräche mit den jeweils betroffenen Mitarbeitervertretungen statt.

Im Abschnitt 8.3. des Spaltungsplans sind die Auswirkungen auf die Aufsichtsratsgremien dargestellt, für die sich durch die Abspaltung keine Veränderungen hinsichtlich der Größe und Zusammensetzung ergeben.

Die Angaben im Spaltungsplan sind i.S.d. § 126 Abs. 1 Nr. 11 UmwG vollständig und richtig.

E. PRÜFUNGSERGEBNIS UND ABSCHLIEßENDE ERKLÄRUNG ZUR ANGEMESSENHEIT DES BEZUGSVERHÄLTNISSES

Nach dem Ergebnis unserer pflichtgemäßen Prüfung geben wir folgende abschließende Erklärung ab:

„Der am 26. März 2003 vom Vorstand aufgestellte Spaltungsplan enthält die gemäß § 135 Abs. 1 UmwG i.V. m. § 126 UmwG sowie § 125 i.V.m. §§ 37, 71 UmwG erforderlichen Angaben. Sie sind vollständig und richtig. Der Spaltungsplan enthält darüber hinaus Angaben zu künftigen beabsichtigten Transaktionen, deren Umsetzung zum Zeitpunkt unserer Prüfung noch nicht erfolgt war, und die sich deshalb einer Prüfung entziehen.

Da sämtliche neu zu schaffenden Aktien an der neu zu gründenden Hypo Real Estate Holding AG, München, verhältniswahrend an die Aktionäre der Bayerische Hypo- und Vereinsbank AG, München, ausgegeben werden, kommt es für die Festlegung des Bezugsverhältnisses auf die Bewertung der nach Spaltung bestehenden Unternehmen nicht an.

Dies vorausgeschickt, bestätigen wir, dass das vorgesehene Bezugsverhältnis, nach dem die Stammaktionäre der Bayerische Hypo- und Vereinsbank AG, München, für jeweils vier auf den Inhaber lautende Stückaktien der Gesellschaft jeweils eine auf den Inhaber lautende Stückaktie der Hypo Real Estate Holding AG, München, und nach dem die Vorzugsaktionäre der Bayerische Hypo- und Vereinsbank AG, München, für jeweils vier auf den Namen lautende Stückaktien der Gesellschaft jeweils eine auf den Inhaber lautende Stückaktie der Hypo Real Estate Holding AG erhalten, nicht zu beanstanden ist."

München, 27. März 2003

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft


ERNST & YOUNG DEUTSCHE ALLGEMEINE TREUHAND AG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
STUTTGART
ZWEIGNIEDERLASSUNG MÜNCHEN

Widmann
Wirtschaftsprüfer

Bauer
Wirtschaftsprüfer

Sonderbedingungen (Haftpflicht)

Sonderbedingungen
für die Erhöhung der Haftpflicht
im Rahmen der Allgemeinen Auftragsbedingungen für
Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften
vom 1. Januar 2002

An die Stelle des in Nr. 9 Abs. 2 der beiliegenden Allgemeinen Auftragsbedingungen genannten Betrages von € 4 Mio. (Einzelfall) tritt der Betrag von € 10 Mio.

Falls nach Auffassung des Auftraggebers das voraussehbare Vertragsrisiko ***€ 10 Mio.*** nicht unerheblich übersteigt, ist die Ernst & Young Deutsche Allgemeine Treuhand AG auf Verlangen des Auftraggebers bereit, im Rahmen der Höherversicherung bei einem deutschen Berufshaftpflichtversicherer dem Auftraggeber eine höhere Haftsumme anzubieten; bei Vereinbarung einer höheren Haftsumme kann sie den Prämienaufwand bei der Bemessung ihrer Vergütung berücksichtigen.

Die vorstehenden Regelungen finden keine Anwendung, soweit für eine berufliche Leistung, insbesondere bei einer gesetzlichen Prüfung, eine andere Haftsumme gesetzlich bestimmt ist.

Bei Zusammentreffen mehrerer Schadensursachen haftet Ernst & Young Deutsche Allgemeine Treuhand AG im Rahmen der erhöhten Haftsumme nur in dem Maße, in dem ein Verschulden ihrerseits oder ihrer Mitarbeiter im Verhältnis zu anderen Ursachen an der Entstehung des Schadens mitgewirkt hat; dies gilt insbesondere in jedem Fall der gemeinschaftlichen Auftragsdurchführung mit anderen Berufsangehörigen.

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

Ernst & Young
Deutsche Allgemeine Treuhand AG
Wirtschaftsprüfungsgesellschaft

Allgemeine Auftragsbedingungen

für

Wirtschaftsprüfer und Wirtschaftsprüfungsgesellschaften

vom 1. Januar 2002

1. Geltungsbereich

(1) Die Auftragsbedingungen gelten für die Verträge zwischen Wirtschaftsprüfern oder Wirtschaftsprüfungsgesellschaften (im nachstehenden zusammenfassend „Wirtschaftsprüfer" genannt) und ihren Auftraggebern über Prüfungen, Beratungen und sonstige Aufträge, soweit nicht etwas anderes ausdrücklich schriftlich vereinbart oder gesetzlich zwingend vorgeschrieben ist.

(2) Werden im Einzelfall ausnahmsweise vertragliche Beziehungen auch zwischen dem Wirtschaftsprüfer und anderen Personen als dem Auftraggeber begründet, so gelten auch gegenüber solchen Dritten die Bestimmungen der nachstehenden Nr. 9.

2. Umfang und Ausführung des Auftrages

(1) Gegenstand des Auftrages ist die vereinbarte Leistung, nicht ein bestimmter wirtschaftlicher Erfolg. Der Auftrag wird nach den Grundsätzen ordnungsmäßiger Berufsausübung ausgeführt. Der Wirtschaftsprüfer ist berechtigt, sich zur Durchführung des Auftrages sachverständiger Personen zu bedienen.

(2) Die Berücksichtigung ausländischen Rechts bedarf – außer bei betriebswirtschaftlichen Prüfungen – der ausdrücklichen schriftlichen Vereinbarung.

(3) Der Auftrag erstreckt sich, soweit er nicht darauf gerichtet ist, nicht auf die Prüfung der Frage, ob die Vorschriften des Steuerrechts oder Sondervorschriften, wie z. B. die Vorschriften des Preis-, Wettbewerbsbeschränkungs- und Bewirtschaftungsrechts beachtet sind; das gleiche gilt für die Feststellung, ob Subventionen, Zulagen oder sonstige Vergünstigungen in Anspruch genommen werden können. Die Ausführung eines Auftrages umfaßt nur dann Prüfungshandlungen, die gezielt auf die Aufdeckung von Buchfälschungen und sonstigen Unregelmäßigkeiten gerichtet sind, wenn sich bei der Durchführung von Prüfungen dazu ein Anlaß ergibt oder dies ausdrücklich schriftlich vereinbart ist.

(4) Ändert sich die Rechtslage nach Abgabe der abschließenden beruflichen Äußerung, so ist der Wirtschaftsprüfer nicht verpflichtet, den Auftraggeber auf Änderungen oder sich daraus ergebende Folgerungen hinzuweisen.

3. Aufklärungspflicht des Auftraggebers

(1) Der Auftraggeber hat dafür zu sorgen, daß dem Wirtschaftsprüfer auch ohne dessen besondere Aufforderung alle für die Ausführung des Auftrages notwendigen Unterlagen rechtzeitig vorgelegt werden und ihm von allen Vorgängen und Umständen Kenntnis gegeben wird, die für die Ausführung des Auftrages von Bedeutung sein können. Dies gilt auch für die Unterlagen, Vorgänge und Umstände, die erst während der Tätigkeit des Wirtschaftsprüfers bekannt werden.

(2) Auf Verlangen des Wirtschaftsprüfers hat der Auftraggeber die Vollständigkeit der vorgelegten Unterlagen und der gegebenen Auskünfte und Erklärungen in einer vom Wirtschaftsprüfer formulierten schriftlichen Erklärung zu bestätigen.

4. Sicherung der Unabhängigkeit

Der Auftraggeber steht dafür ein, daß alles unterlassen wird, was die Unabhängigkeit der Mitarbeiter des Wirtschaftsprüfers gefährden könnte. Dies gilt insbesondere für Angebote auf Anstellung und für Angebote, Aufträge auf eigene Rechnung zu übernehmen.

5. Berichterstattung und mündliche Auskünfte

Hat der Wirtschaftsprüfer die Ergebnisse seiner Tätigkeit schriftlich darzustellen, so ist nur die schriftliche Darstellung maßgebend. Bei Prüfungsaufträgen wird der Bericht, soweit nichts anderes vereinbart ist, schriftlich erstattet. Mündliche Erklärungen und Auskünfte von Mitarbeitern des Wirtschaftsprüfers außerhalb des erteilten Auftrages sind stets unverbindlich.

6. Schutz des geistigen Eigentums des Wirtschaftsprüfers

Der Auftraggeber steht dafür ein, daß die im Rahmen des Auftrages vom Wirtschaftsprüfer gefertigten Gutachten, Organisationspläne, Entwürfe, Zeichnungen, Aufstellungen und Berechnungen, insbesondere Massen- und Kostenberechnungen, nur für seine eigenen Zwecke verwendet werden.

7. Weitergabe einer beruflichen Äußerung des Wirtschaftsprüfers

(1) Die Weitergabe beruflicher Äußerungen des Wirtschaftsprüfers (Berichte, Gutachten und dgl.) an einen Dritten bedarf der schriftlichen Zustimmung des Wirtschaftsprüfers, soweit sich nicht bereits aus dem Auftragsinhalt die Einwilligung zur Weitergabe an einen bestimmten Dritten ergibt.

Gegenüber einem Dritten haftet der Wirtschaftsprüfer (im Rahmen von Nr. 9) nur, wenn die Voraussetzungen des Satzes 1 gegeben sind.

(2) Die Verwendung beruflicher Äußerungen des Wirtschaftsprüfers zu Werbezwecken ist unzulässig; ein Verstoß berechtigt den Wirtschaftsprüfer zur fristlosen Kündigung aller noch nicht durchgeführten Aufträge des Auftraggebers.

8. Mängelbeseitigung

(1) Bei etwaigen Mängeln hat der Auftraggeber Anspruch auf Nacherfüllung durch den Wirtschaftsprüfer. Nur bei Fehlschlagen der Nacherfüllung kann er auch Herabsetzung der Vergütung oder Rückgängigmachung des Vertrages verlangen; ist der Auftrag von einem Kaufmann im Rahmen seines Handelsgewerbes, einer juristischen Person des öffentlichen Rechts oder von einem öffentlich-rechtlichen Sondervermögen erteilt worden, so kann der Auftraggeber die Rückgängigmachung des Vertrages nur verlangen, wenn die erbrachte Leistung wegen Fehlschlagens der Nacherfüllung für ihn ohne Interesse ist. Soweit darüber hinaus Schadensersatzansprüche bestehen, gilt Nr. 9.

(2) Der Anspruch auf Beseitigung von Mängeln muß vom Auftraggeber unverzüglich schriftlich geltend gemacht werden. Ansprüche nach Abs. 1, die nicht auf einer vorsätzlichen Handlung beruhen, verjähren nach Ablauf eines Jahres ab dem gesetzlichen Verjährungsbeginn.

(3) Offenbare Unrichtigkeiten, wie z. B. Schreibfehler, Rechenfehler und formelle Mängel, die in einer beruflichen Äußerung (Bericht, Gutachten und dgl.) des Wirtschaftsprüfers enthalten sind, können jederzeit vom Wirtschaftsprüfer auch Dritten gegenüber berichtigt werden. Unrichtigkeiten, die geeignet sind, in der beruflichen Äußerung des Wirtschaftsprüfers enthaltene Ergebnisse in Frage zu stellen, berechtigen diesen, die Äußerung auch Dritten gegenüber zurückzunehmen. In den vorgenannten Fällen ist der Auftraggeber vom Wirtschaftsprüfer tunlichst vorher zu hören.

9. Haftung

(1) Für gesetzlich vorgeschriebene Prüfungen gilt die Haftungsbeschränkung des § 323 Abs. 2 HGB.

(2) Haftung bei Fahrlässigkeit; Einzelner Schadensfall

Falls weder Abs. 1 eingreift noch eine Regelung im Einzelfall besteht, ist die Haftung des Wirtschaftsprüfers für Schadensersatzansprüche jeder Art, mit Ausnahme von Schäden aus der Verletzung von Leben, Körper und Gesundheit, bei einem fahrlässig verursachten einzelnen Schadensfall gem. § 54a Abs. 1 Nr. 2 WPO auf 4 Mio. € beschränkt; dies gilt auch dann, wenn eine Haftung gegenüber einer anderen Person als dem Auftraggeber begründet sein sollte. Ein einzelner Schadensfall ist auch bezüglich eines aus mehreren Pflichtverletzungen stammenden einheitlichen Schadens gegeben. Der einzelne Schadensfall umfaßt sämtliche Folgen einer Pflichtverletzung ohne Rücksicht darauf, ob Schäden in einem oder in mehreren aufeinanderfolgenden Jahren entstanden sind. Dabei gilt mehrfaches auf gleicher oder gleichartiger Fehlerquelle beruhendes Tun oder Unterlassen als einheitliche Pflichtverletzung, wenn die betreffenden Angelegenheiten miteinander in rechtlichem oder wirtschaftlichem Zusammenhang stehen. In diesem Fall kann der Wirtschaftsprüfer nur bis zur Höhe von 5 Mio. € in Anspruch genommen werden. Die Begrenzung auf das Fünffache der Mindestversicherungssumme gilt nicht bei gesetzlich vorgeschriebenen Pflichtprüfungen.

(3) Ausschlußfristen

Ein Schadensersatzanspruch kann nur innerhalb einer Ausschlußfrist von einem Jahr geltend gemacht werden, nachdem der Anspruchsberechtigte von dem Schaden und von dem anspruchsbegründenden Ereignis Kenntnis erlangt hat, spätestens aber innerhalb von 5 Jahren nach dem anspruchsbegründenden Ereignis. Der Anspruch erlischt, wenn nicht innerhalb einer Frist von sechs Monaten seit der schriftlichen Ablehnung der Ersatzleistung Klage erhoben wird und der Auftraggeber auf diese Folge hingewiesen wurde. Das Recht, die Einrede der Verjährung geltend zu machen, bleibt unberührt. Die Sätze 1 bis 3 gelten auch bei gesetzlich vorgeschriebenen Prüfungen mit gesetzlicher Haftungsbeschränkung.

10. Ergänzende Bestimmungen für Prüfungsaufträge

(1) Eine nachträgliche Änderung oder Kürzung des durch den Wirtschaftsprüfer geprüften und mit einem Bestätigungsvermerk versehenen Abschlusses oder Lageberichts bedarf, auch wenn eine Veröffentlichung nicht stattfindet, der schriftlichen Einwilligung des Wirtschaftsprüfers. Hat der Wirtschaftsprüfer einen Bestätigungsvermerk nicht erteilt, so ist ein Hinweis auf die durch den Wirtschaftsprüfer durchgeführte Prüfung im Lagebericht oder an anderer für die Öffentlichkeit bestimmter Stelle nur mit schriftlicher Einwilligung des Wirtschaftsprüfers und mit dem von ihm genehmigten Wortlaut zulässig.

(2) Widerruft der Wirtschaftsprüfer den Bestätigungsvermerk, so darf der Bestätigungsvermerk nicht weiterverwendet werden. Hat der Auftraggeber den Bestätigungsvermerk bereits verwendet, so hat er auf Verlangen des Wirtschaftsprüfers den Widerruf bekanntzugeben.

(3) Der Auftraggeber hat Anspruch auf fünf Berichtsausfertigungen. Weitere Ausfertigungen werden besonders in Rechnung gestellt.

11. Ergänzende Bestimmungen für Hilfeleistung in Steuersachen

(1) Der Wirtschaftsprüfer ist berechtigt, sowohl bei der Beratung in steuerlichen Einzelfragen als auch im Falle der Dauerberatung die vom Auftraggeber genannten Tatsachen, insbesondere Zahlenangaben, als richtig und vollständig zugrunde zu legen; dies gilt auch für Buchführungsaufträge. Er hat jedoch den Auftraggeber auf von ihm festgestellte Unrichtigkeiten hinzuweisen.

(2) Der Steuerberatungsauftrag umfaßt nicht die zur Wahrung von Fristen erforderlichen Handlungen, es sei denn, daß der Wirtschaftsprüfer hierzu ausdrücklich den Auftrag übernommen hat. In diesem Falle hat der Auftraggeber dem Wirtschaftsprüfer alle für die Wahrung von Fristen wesentlichen Unterlagen, insbesondere Steuerbescheide, so rechtzeitig vorzulegen, daß dem Wirtschaftsprüfer eine angemessene Bearbeitungszeit zur Verfügung steht.

(3) Mangels einer anderweitigen schriftlichen Vereinbarung umfaßt die laufende Steuerberatung folgende, in die Vertragsdauer fallenden Tätigkeiten:

a) Ausarbeitung der Jahressteuererklärungen für die Einkommensteuer, Körperschaftsteuer und Gewerbesteuer sowie der Vermögensteuererklärungen, und zwar auf Grund der vom Auftraggeber vorzulegenden Jahresabschlüsse und sonstiger, für die Besteuerung erforderlicher Aufstellungen und Nachweise

b) Nachprüfung von Steuerbescheiden zu den unter a) genannten Steuern

c) Verhandlungen mit den Finanzbehörden im Zusammenhang mit den unter a) und b) genannten Erklärungen und Bescheiden

d) Mitwirkung bei Betriebsprüfungen und Auswertung der Ergebnisse von Betriebsprüfungen hinsichtlich der unter a) genannten Steuern

e) Mitwirkung in Einspruchs- und Beschwerdeverfahren hinsichtlich der unter a) genannten Steuern.

Der Wirtschaftsprüfer berücksichtigt bei den vorgenannten Aufgaben die wesentliche veröffentlichte Rechtsprechung und Verwaltungsauffassung.

(4) Erhält der Wirtschaftsprüfer für die laufende Steuerberatung ein Pauschalhonorar, so sind mangels anderweitiger schriftlicher Vereinbarungen die unter Abs. 3 d) und e) genannten Tätigkeiten gesondert zu honorieren.

(5) Die Bearbeitung besonderer Einzelfragen der Einkommensteuer, Körperschaftsteuer, Gewerbesteuer, Einheitsbewertung und Vermögensteuer sowie aller Fragen der Umsatzsteuer, Lohnsteuer, sonstigen Steuern und Abgaben erfolgt auf Grund eines besonderen Auftrages. Dies gilt auch für

a) die Bearbeitung einmalig anfallender Steuerangelegenheiten, z. B. auf dem Gebiet der Erbschaftsteuer, Kapitalverkehrsteuer, Grunderwerbsteuer,

b) die Mitwirkung und Vertretung in Verfahren vor den Gerichten der Finanz- und der Verwaltungsgerichtsbarkeit sowie in Steuerstrafsachen und

c) die beratende und gutachtliche Tätigkeit im Zusammenhang mit Umwandlung, Verschmelzung, Kapitalerhöhung und -herabsetzung, Sanierung, Eintritt und Ausscheiden eines Gesellschafters, Betriebsveräußerung, Liquidation und dergleichen.

(6) Soweit auch die Ausarbeitung der Umsatzsteuerjahreserklärung als zusätzliche Tätigkeit übernommen wird, gehört dazu nicht die Überprüfung etwaiger besonderer buchmäßiger Voraussetzungen sowie die Frage, ob alle in Betracht kommenden umsatzsteuerrechtlichen Vergünstigungen wahrgenommen worden sind. Eine Gewähr für die vollständige Erfassung der Unterlagen zur Geltendmachung des Vorsteuerabzuges wird nicht übernommen.

12. Schweigepflicht gegenüber Dritten, Datenschutz

(1) Der Wirtschaftsprüfer ist nach Maßgabe der Gesetze verpflichtet, über alle Tatsachen, die ihm im Zusammenhang mit seiner Tätigkeit für den Auftraggeber bekannt werden, Stillschweigen zu bewahren, gleichviel, ob es sich dabei um den Auftraggeber selbst oder dessen Geschäftsverbindungen handelt, es sei denn, daß der Auftraggeber ihn von dieser Schweigepflicht entbindet.

(2) Der Wirtschaftsprüfer darf Berichte, Gutachten und sonstige schriftliche Äußerungen über die Ergebnisse seiner Tätigkeit Dritten nur mit Einwilligung des Auftraggebers aushändigen.

(3) Der Wirtschaftsprüfer ist befugt, ihm anvertraute personenbezogene Daten im Rahmen der Zweckbestimmung des Auftraggebers zu verarbeiten oder durch Dritte verarbeiten zu lassen.

13. Annahmeverzug und unterlassene Mitwirkung des Auftraggebers

Kommt der Auftraggeber mit der Annahme der vom Wirtschaftsprüfer angebotenen Leistung in Verzug oder unterläßt der Auftraggeber eine ihm nach Nr. 3 oder sonstwie obliegende Mitwirkung, so ist der Wirtschaftsprüfer zur fristlosen Kündigung des Vertrages berechtigt. Unberührt bleibt der Anspruch des Wirtschaftsprüfers auf Ersatz der ihm durch den Verzug oder die unterlassene Mitwirkung des Auftraggebers entstandenen Mehraufwendungen sowie des verursachten Schadens, und zwar auch dann, wenn der Wirtschaftsprüfer von dem Kündigungsrecht keinen Gebrauch macht.

14. Vergütung

(1) Der Wirtschaftsprüfer hat neben seiner Gebühren- oder Honorarforderung Anspruch auf Erstattung seiner Auslagen; die Umsatzsteuer wird zusätzlich berechnet. Er kann angemessene Vorschüsse auf Vergütung und Auslagenersatz verlangen und die Auslieferung seiner Leistung von der vollen Befriedigung seiner Ansprüche abhängig machen. Mehrere Auftraggeber haften als Gesamtschuldner.

(2) Eine Aufrechnung gegen Forderungen des Wirtschaftsprüfers auf Vergütung und Auslagenersatz ist nur mit unbestrittenen oder rechtskräftig festgestellten Forderungen zulässig.

15. Aufbewahrung und Herausgabe von Unterlagen

(1) Der Wirtschaftsprüfer bewahrt die im Zusammenhang mit der Erledigung eines Auftrages ihm übergebenen und von ihm selbst angefertigten Unterlagen sowie den über den Auftrag geführten Schriftwechsel sieben Jahre auf.

(2) Nach Befriedigung seiner Ansprüche aus dem Auftrag hat der Wirtschaftsprüfer auf Verlangen des Auftraggebers alle Unterlagen herauszugeben, die er aus Anlaß seiner Tätigkeit für den Auftrag von diesem oder für diesen erhalten hat. Dies gilt jedoch nicht für den Schriftwechsel zwischen dem Wirtschaftsprüfer und seinem Auftraggeber und für die Schriftstücke, die dieser bereits in Urschrift oder Abschrift besitzt. Der Wirtschaftsprüfer kann von Unterlagen, die er an den Auftraggeber zurückgibt, Abschriften oder Fotokopien anfertigen und zurückbehalten.

16. Anzuwendendes Recht

Für den Auftrag, seine Durchführung und die sich hieraus ergebenden Ansprüche gilt nur deutsches Recht.

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
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www.hvb.de
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